UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number:
PAMPA ENERGÍA S.A.
(Exact name of registrant as specified in its charter)
Pampa Energy Inc.
(Translation of registrant’s name into English)
Argentina
(Jurisdiction of incorporation or organization)
Bouchard 547, 26th Floor
C1106ABG
City of Buenos Aires
Argentina
(Address of principal executive offices)

Romina Benvenuti
Bouchard 547, 26th Floor
C1106ABG
City of Buenos Aires
Argentina
+ 54 11 4510 9500
+ 54 11 4510 9555
(Name, telephone, e-mail and/or facsimile number and
address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Name of each exchange
Title of each class	on which registered
American Depositary Shares, each representing
25 shares of common stock, par value Ps. 1.00 per share	New York Stock Exchange, Inc.

Securities registered or to be registered pursuant to Section 12(g) of the Act:
                        None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
                        None

The number of outstanding shares of each class of capital or common stock as of December 31, 2008 was:
                         1,526,194,242 shares of common stock, par value Ps. 1.00 per share (including 126,426,196 shares held by the registrant and not cancelled)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes	☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. N/A

☐ Yes	☐ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. N/A

☐ Yes	☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	IFRS ☐	Other ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17	☒ Item 18

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes	☒ No

PART I

i

PRESENTATION OF INFORMATION

     In this registration statement, we use the terms “we,” “us,” “our,” the “registrant” and the “company” to refer to Pampa Energía S.A.

Financial Information

     This registration statement contains our unaudited interim consolidated financial statements as of March 31, 2009 and for the three-month periods ended March 31, 2009 and 2008 and our audited consolidated financial statements as of December 31, 2008 and 2007 and for the fiscal years ended December 31, 2008 and 2007, the six-month transition period ended December 31, 2006, and the fiscal year ended June 30, 2006. The audited consolidated financial statements have been audited by Price Waterhouse & Co. S.R.L., member firm of PricewaterhouseCoopers, whose report is included in this registration statement. In the opinion of our company’s management, the unaudited interim consolidated financial statements contained in this registration statement include all adjustments necessary for a fair statement of our results for the relevant interim period. The financial results for the three-month periods ended March 31, 2009 and 2008 are not necessarily indicative of the results for the full year ending December 31, 2009 or for any other interim period or financial year.

     Our unaudited and audited financial statements have been prepared in accordance with generally accepted accounting principles in Argentina (Argentine GAAP) and the regulations of the Comisión Nacional de Valores (National Securities Commission, or CNV), which differ in certain significant respects from generally accepted accounting principles in the United States of America (U.S. GAAP). Note 19 to our audited consolidated financial statements included elsewhere in this registration statement provides a description of the significant differences between Argentine GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of net income and shareholders’ equity as of December 31, 2008, 2007 and 2006 and for the fiscal years ended December 31, 2008 and 2007 and the six-month transition period ended December 31, 2006.

Change in fiscal year

     In October 2006, we elected to change our fiscal year end from June 30 to a new fiscal year end on December 31 of each succeeding year. As a result, as noted above, a six-month transition period ended on December 31, 2006, and thereafter our full fiscal years end on December 31 of each succeeding year.

Recent acquisitions

     We acquired our principal generation, transmission and distribution assets during 2006 and 2007. Before these acquisitions, we did not have any operations or engage in any activities, as our former business activities, which were limited to the ownership and operation of a warehouse building, were suspended in 2003. Accordingly, prior to the second half of 2006, we have no relevant operating history, comparable financial statements or business track record that might constitute a basis for comparing or evaluating the performance of our operations or business prospects following our recent acquisitions. Consequently, our results of operations are not necessarily comparable between the periods presented, and are not likely to be indicative of our results of operations in future periods.

     Our recent significant acquisitions include Electricidad Argentina S.A. (EASA) in September 2007, which owns a controlling stake in our distribution subsidiary, Empresa Distribuidora y Comercializadora Norte S.A. (Edenor), Corporación Independiente de Energía S.A. (CIESA) in August 2007, which owns our subsidiary Central Piedra Buena S.A. (Piedra Buena) generation facilities, Inversora Nihuiles S.A. (Nihuiles) and Inversora Diamante S.A. (Diamante) in October 2006, which in turn own our two hydroelectric generation plants Hidroeléctrica Nihuiles (HINISA) and Hidroeléctrica Diamante (HIDISA), and a co-controlling interest in Compañía Inversora en Transmisión Eléctrica Citelec S.A. (Citelec) in September 2006, which owns a controlling stake in Compañía de Transporte de Energía Eléctrica en Alta Tensión S.A. (Transener). In light of these acquisitions, in accordance with Rule 3-05 of Regulation S-X under the Securities Act and Staff Accounting Bulletin No. 80, this registration statement contains:

  the audited consolidated financial statements of EASA as of and for the eight-month and twenty eight-day period ended September 28, 2007 and as of and for the fiscal years ended December 31, 2006 and 2005, which have been audited by Deloitte & Co. S.R.L., member firm of Deloitte & Touche Tohmatsu, all prepared in accordance with Argentine GAAP, which include a reconciliation to U.S. GAAP of EASA’s net income and shareholders’ equity for all the periods presented;

  the audited consolidated financial statements of CIESA as of and for the seven-month and three-day period ended August 3, 2007 and as of and for the year ended December 31, 2006, which have been audited by Price Waterhouse & Co. S.R.L., member firm of PricewaterhouseCoopers, and prepared in accordance with Argentine GAAP, which include a reconciliation to U.S. GAAP of CIESA’s net income and shareholders’ equity for all the periods presented; and

  the audited financial statements of Nihuiles as of and for the nine-month period ended September 30, 2006, and as of and for the year ended December 31, 2005, which have been audited by Price Waterhouse & Co. S.R.L., member firm of PricewaterhouseCoopers, all prepared in accordance with Argentine GAAP, and which include a narrative description of principal differences between Argentine GAAP and U.S. GAAP.

Proportionate consolidation of certain subsidiaries

     In accordance with the procedure set forth in Technical Resolution No. 21 of the Federación Argentina de Consejos Profesionales de Ciencias Económicas (the Argentine Federation of the Councils in Economic Science, or FACPCE), we have consolidated our financial statements line by line on a proportional basis with the companies over which we exercise joint control. In the consolidation of companies over which we exercise joint control, the amount of our investment in these companies and our interest in their net income (loss) are replaced by our proportional interest in the subsidiaries’ assets, liabilities and income (loss) and cash flows. In addition, receivables, payables and transactions between the consolidated group and companies under joint control are eliminated on a pro rata basis pursuant to our ownership share in these companies. As of December 31, 2008, we owned a co-controlling interest in Citelec and in Inversora Ingentis S.A. (Inversora Ingentis). As of March 31, 2009, we have fully consolidated Inversora Ingentis, as we acquired all of the remaining shares of Inversora Ingentis in January 2009.

     Under U.S. GAAP, we would be required to account for Citelec under the equity method, which means that, after eliminating intercompany transactions, we would generally present our share of the net income of this company on a single line of our income statement and our share of the shareholders’ equity of this company on a single line of our balance sheet. Although this difference in presentation would not affect our net income or shareholders’ equity, we would present lower revenues, operating income and cash flows if we accounted for this company under the equity method. Under U.S. GAAP, we would be required to consolidate Inversora Ingentis, which means that, after eliminating intercompany transactions, we would recognize in full its assets and liabilities, revenues and expenses with a counterpart in a minority interest line. Although this difference in presentation would not affect our net income or shareholders’ equity, we would present higher revenues, operating income and cash flows if we consolidate this company. See Note 19 to our audited consolidated financial statements included elsewhere in this registration statement.

Accounting for inflation

     In 2002, Argentina experienced a high rate of inflation and the wholesale price index increased approximately 118%. Before February 28, 2003, in accordance with Executive Decree No. 1269/2002 and Resolution No. 415/2002 of the CNV, we prepared our financial statements in conformity with the disclosure and valuation accounting principles of the FACPCE, which include a requirement to provide a restatement to constant Pesos as set forth in Technical Resolution No. 6. On March 25, 2003, Decree No. 664/2003 rescinded the requirement that financial statements be prepared in constant currency, effective for financial periods on or after March 1, 2003. As a result, we are not required to restate and have not restated our financial statements for inflation. Therefore, our results of operations and financial condition may not be directly comparable from period to period. See Note 2 to our unaudited interim consolidated financial statements, included elsewhere in this registration statement.

Rounding

     Certain figures included in this registration statement (including percentage amounts) have been subject to rounding adjustments. Accordingly, figures shown as totals may not sum.

Exchange Rate

     In this registration statement, except as otherwise specified, references to “U.S. $” and “Dollars” are to U.S. Dollars, and references to “Ps. ” and “Pesos” are to Argentine Pesos. Solely for the convenience of the reader, we have converted certain amounts included in “Item 3. Key Information” and elsewhere in this registration statement from Pesos into U.S. Dollars using for the information provided as of March 31, 2009, the exchange rate reported by the Banco de la Nación Argentina, or Banco Nación, as of March 31, 2009 of U.S. $1.00 = Ps. 3.72, unless otherwise indicated. These conversions should not be considered representations that any such amounts have been, could have been or could be converted into U.S. Dollars at that or at any other exchange rate. The Federal Reserve Bank of New York does not report a noon buying rate for Pesos. For more information regarding historical exchange rates, see “Item 3. Key Information—Exchange Rates and Controls.”

FORWARD-LOOKING STATEMENTS

     This registration statement contains estimates and forward-looking statements, principally in “Item 3. Key Information—Risk Factors,” “Item 4. Information on the Company—Our Business” and “Item 5. Operating and Financial Review and Prospects.” Some of the matters discussed concerning our business operations and financial performance include estimates and forward-looking statements within the meaning of the U.S. Securities Act of 1933, as amended (the Securities Act) and the U.S. Securities Exchange Act of 1934, as amended (the Exchange Act).

     Our estimates and forward-looking statements are mainly based on our current expectations and estimates on future events and trends that affect or may affect our businesses and results of operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to several risks and uncertainties and are made in light of information currently available to us.

     Our estimates and forward-looking statements may be influenced by the following factors, among others:

  our ability to arrange financing and implement our expansion plans;

  the outcome and timing of the tariff renegotiation process of our transmission and distribution businesses (including the integral tariff revision process our subsidiary Edenor is currently undertaking with the Argentine government) and uncertainties relating to future government approvals to increase or adjust such tariffs;

  changes in the laws and regulations applicable to the energy and electricity sectors in Argentina;

  government interventions, resulting in changes in the economy, taxes, tariffs or regulatory framework;

  general economic, social and political conditions in Argentina, and other regions where we or our subsidiaries operate, such as the rate of economic growth, fluctuations in exchange rates of the Peso or inflation;

  competition in the electricity, public utility services and related industries;

  deterioration in regional and national business and economic conditions in Argentina; and

  other risks factors discussed under “Item 3. Key Information—Risk Factors.”

     The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify estimates and forward-looking statements. Estimates and forward-looking statements speak only as of the date they were made, and we undertake no obligation to update or to renew any estimates and/or forward-looking statements because of new information, future events or other factors. Estimates and forward-looking statements involve risks and uncertainties and are not guarantees of future performance. Our future results may differ materially from those expressed in these estimates and forward-looking statements. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this registration statement might not occur and our future results and our performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Directors

     The following table sets forth as of the date of this registration statement, the names and functions of the members of our board of directors:

Name	Position

Marcos Marcelo Mindlin	Chairman
Damián Miguel Mindlin	Vice-Chairman
Gustavo Mariani	Director
Ricardo Alejandro Torres	Director
Diego Martín Salaverri	Director
Pablo Adrian Grigio Campana	Director
Alfredo MacLaughlin	Director
Diana Elena Mondino	Director
Miguel Alberto Kiguel	Director
Pablo Díaz	Alternate Director
Alejandro Mindlin	Alternate Director
Brian Henderson	Alternate Director
Silvestre Hernán Bisquert	Alternate Director
Gabriel Cohen	Alternate Director
Carlos Tovagliari	Alternate Director
Roberto Luis Maestretti	Alternate Director

     The business address of each of our current directors is Bouchard 547, 26th Floor, City of Buenos Aires, Argentina (C1106ABG).

Executive Officers

     As of the date of this registration statement, the names and responsibilities of our executive officers are as follows:

Name	Position

Marcos Marcelo Mindlin	Chairman
Ricardo Alejandro Torres	Chief Executive Officer and Chief Generation Manager
Damián Miguel Mindlin	Chief Investment Portfolio Manager
Gustavo Mariani	Chief Business Development Manager
Alejandro Macfarlane	Chief Distribution Manager
Roberto Luis Maestretti	Finance and Administrative Manager
Brian Henderson	Generation Technical Developments Manager
Gabriel Cohen	Corporate Financing Manager

     The business address of each of our executive officers is Bouchard 547, 26th Floor, City of Buenos Aires, Argentina (C1106ABG).

Advisers

Legal advisers to the registrant

Errecondo, Salaverri, Dellatorre, González & Burgio
Bouchard 680, 14th Floor
City of Buenos Aires
Argentina (C1106ABH)
Attn: Diego M. Salaverri

Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006
Attn: Juan G. Giráldez

Auditors

     Our independent registered public auditors are Price Waterhouse & Co. S.R.L., member firm of PricewaterhouseCoopers, located at Bouchard 557, 7th Floor, City of Buenos Aires, Argentina (C1106ABG).

Item 2. Not Applicable

Item 3. Key Information

SELECTED FINANCIAL DATA

     This registration statement contains our unaudited interim consolidated financial statements as of March 31, 2009 and for the three-month periods ended March 31, 2009 and 2008, our audited financial statements as of December 31, 2008 and 2007 and for the fiscal years ended December 31, 2008 and 2007, the six-month transition period ended December 31, 2006, and the fiscal year ended June 30, 2006. See “Presentation of Information—Financial Information.” You should read the selected financial data in conjunction with our financial statements and related notes included elsewhere in this registration statement.

     The financial data as of March 31, 2009 and for the three-month periods ended March 31, 2009 and 2008 are derived from our unaudited interim consolidated financial statements included elsewhere in this registration statement. The financial data as of December 31, 2008 and 2007 and for the fiscal years ended December 31, 2008 and 2007, the six-month transition period ended December 31, 2006, and the fiscal year ended June 30, 2006 are derived from our audited consolidated financial statements included elsewhere in this registration statement.

     The financial data as of June 30, 2005 and 2004 and for the fiscal years ended June 30, 2005 and 2004 have been derived from our audited consolidated financial statements that have not been included in this registration statement. These audited consolidated financial statements have been audited by Price Waterhouse & Co. S.R.L., member firm of PricewaterhouseCoopers.

     Our audited and unaudited consolidated financial statements have been prepared in accordance with Argentine GAAP, which differs in certain significant respects from U.S. GAAP. Note 19 to our audited consolidated financial statements included elsewhere in this registration statement provides a description of the significant differences between Argentine GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of net income and shareholders’ equity as of December 31, 2008 and 2007 and for the fiscal years ended December 31, 2008 and 2007 and the six-month transition period ended December 31, 2006.

     In October 2006, we elected to change our fiscal year end from June 30 to a new fiscal year end on December 31 of each succeeding year. As a result, as noted above, a six-month transition period ended on December 31, 2006, and thereafter our full fiscal years end on December 31 of each succeeding year.

     We acquired our principal generation, transmission and distribution assets during 2006 and 2007. Before these acquisitions, we did not have any operations or engage in any activities, as our former business activities, which were limited to the ownership and operation of a warehouse building, were suspended in 2003. Accordingly, prior to the second half of 2006, we have no relevant operating history, comparable financial statements or business track record that might constitute a basis for comparing or evaluating the performance of our operations or business prospects following our recent acquisitions. Consequently, our results of operations are not necessarily comparable between the periods presented, and are not likely to be indicative of our results of operations in future periods. See “Presentation of Information—Financial Information—Recent acquisitions.”

	As of March 31, (Unaudited)				As of December 31,								As of June 30,

	2009		2009		2008		2008		2007		2006		2006		2005		2004(1)

	(U.S. Dollars)(1)		(Pesos)		(U.S. Dollars)(1)		(Pesos)		(Pesos)		(Pesos)		(Pesos)		(Pesos)		(Pesos)
	(in thousands, except per share amounts)
BALANCE SHEET DATA

Argentine GAAP:
Current assets:
Cash and banks	U.S.$	32,761	Ps.	121,216	U.S.$	32,888	Ps.	121,685	Ps.	187,237	Ps.	23,143	Ps.	3,602	Ps.	5	Ps.	1
Short-term investments		102,910		380,766		129,315		478,467		635,595		182,671		31,671		—		—
Trade and other receivables, net		257,495		952,730		266,604		986,435		663,202		106,639		1,096		127		283
Inventories		13,403		49,591		12,128		44,874		59,811		3,009		3,009		—		—
Other assets		—		—		44		163		43		43		—		—		—
Total current assets		406,568		1,504,302		440,979		1,631,624		1,545,888		315,505		39,378		132		284
Non-current assets:
Trade and other receivables, net		110,256		407,948		111,330		411,921		404,960		89,753		6,235		—		—
Long-term investments		129,441		478,932		136,218		504,008		114,953		67		92,365		—		—
Inventories		7,876		29,141		5,514		20,403		25,279		9,330		9,529		—		—
Other assets, net		37,375		138,287		36,689		135,751		158,483		188,214		6,999		6,277		4,771
Fixed assets, net		1,564,583		5,788,958		1,487,749		5,504,672		5,173,198		776,298		61		—		8
Intangible assets, net		85,035		314,629		85,708		317,118		338,349		330,661		3		5		7
Goodwill, net		157,654		583,318		165,589		612,681		642,122		(11,763)		—		—		—
Total non-current assets		2,092,220		7,741,213		2,028,799		7,506,555		6,857,345		1,382,560		115,192		6,282		4,786
Total assets		2,498,788		9,245,514		2,469,778		9,138,178		8,403,233		1,698,064		154,570		6,414		5,070
Current liabilities:
Accounts payable		146,276		541,219		156,658		579,635		552,813		60,623		2,649		—		141
Financial debt		74,590		275,985		45,144		167,033		53,634		6,496		—		1,370		1,058
Salaries and social security payable		29,842		110,415		34,721		128,469		80,467		10,277		167		46		153
Taxes payable		51,829		191,769		43,605		161,338		127,068		23,998		7,052		3,363		3,020
Other liabilities and provisions		47,277		174,925		37,694		139,467		178,300		1,024
Total current liabilities		349,814		1,294,313		317,822		1,175,942		992,283		102,418		9,868		4,779		4,372

Non-current liabilities:
Accounts payable		21,907		81,055		21,155		78,275		79,993		50,798		—		—		—
Financial debt		525,808		1,945,490		548,919		2,031,001		1,646,109		358,953		—		—		—
Salaries and social security payable		14,691		54,355		14,116		52,228		29,946		—		—		—		—
Taxes payable		154,683		572,326		159,986		591,948		573,395		146,105		—		1,346		920
Other liabilities and provisions		103,474		382,853		103,708		383,718		332,858		49,080		—		—		—
Total non-current liabilities		820,562		3,036,079		847,884		3,137,170		2,662,301		604,936		—		1,346		920
Total liabilities		1,170,376		4,330,392		1,165,706		4,313,112		3,654,584		707,353		9,868		6,125		5,292
Minority interest		462,994		1,713,077		436,158		1,613,784		1,526,512		490,710		—		—		—
Total shareholders equity (deficit)	U.S.$	865,418	Ps.	3,202,046	U.S.$	867,914	Ps.	3,211,282	Ps.	3,222,138	Ps.	500,001	Ps.	144,702	Ps.	289	Ps.	(222)

U.S. GAAP:
Total current assets					U.S.$	444,756	Ps.	1,645,598	Ps.	1,652,160
Total non-current assets						2,092,781		7,735,890		7,230,401
Total assets						2,535,537		9,381,480		8,882,561
Total current liabilities						319,959		1,183,847		999,982
Total non-current liabilities						896,851		3,318,348		2,997,332
Total liabilities						1,216,809		4,502,195		3,997,314
Minority interest						423,060		1,565,323		1,593,495
Total shareholders equity					U.S.$	895,668	Ps.	3,313,970	Ps.	3,291,752

_______________
(1)
Solely for the convenience of the reader, Peso amounts as of December 31, 2008 and as of March 31, 2009 have been translated into U.S. Dollars at the average rate for U.S. Dollars quoted by Banco Nación on March 31, 2009 of Ps. 3.70 to U.S. $1.00. The U.S. Dollar equivalent information should not be construed to imply that the Peso amounts represent, or could have been or could be converted into, U.S. Dollars at such rates or any other rate.

	Three-month period ended March 31, (unaudited)						Fiscal year ended December 31,						Six-month transition period ended December 31,		Fiscal year ended June 30,

	2009		2009		2008		2008		2008		2007		2006		2006		2005		2004

	(U.S. Dollars)(1)		(Pesos)		(Pesos)		(U.S. Dollars)(1)		(Pesos)		(Pesos)		(Pesos)		(Pesos)		(Pesos)		(Pesos)
	(in thousands, except per share amounts)

INCOME STATEMENT DATA
Argentine GAAP:
Net sales	U.S.$	287,661	Ps.	1,064,346	Ps.	980,159	U.S.$	1,084,819	Ps.	4,013,832	Ps.	1,479,227	Ps.	127,687	Ps.	1,221	Ps.	—	Ps.	—
Cost of sales		(213,083)		(788,407)		(743,552)		(833,070)		(3,082,359)		(1,104,039)		(79,592)		(727)		—		—
Gross profit		74,578		275,940		236,607		251,749		931,473		375,188		48,094		494		—		—
Selling expenses		(12,357)		(45,722)		(33,146)		(37,744)		(139,652)		(45,750)		(975)		(745)		(2)		(368)
Administrative expenses		(18,357)		(67,919)		(56,377)		(70,914)		(262,383)		(117,273)		(16,489)		(3,044)		(332)		(702)
(Increase) reversal of other assets
valuation
allowance		—		—		—		—		—		—		—		722		1,506		997
Goodwill amortization		(1,349)		(4,991)		(4,960)		(5,362)		(19,839)		(7,363)		270		—		—		—
Operating income (loss)		42,515		157,307		142,124		137,729		509,599		204,801		30,901		(2,572)		1,172		(73)
Financial and holding results, net		(525)		(1,943)		(16,530)		(48,936)		(181,063)		56,635		(17,728)		4,485		(614)		(546)
Other (expenses) income, net		(938)		(3,471)		(6,057)		(6,269)		(23,194)		23,033		92		—		—		(139)
Income (loss) before taxes and minority interest in subsidiaries		41,052		151,893		119,537		82,525		305,342		284,470		13,264		1,913		558		(758)
Income tax and tax on asset (expense)benefit		(14,589)		(53,978)		(51,656)		(29,416)		(108,841)		(36,265)		(1,831)		2,501		(47)		(60)
Minority interest in subsidiaries		(10,761)		(39,817)		(18,708)		(22,021)		(81,478)		(62,152)		(4,076)		—		—		—
Net income (loss)		15,702		58,097		49,173		31,088		115,024		186,052		7,357		4,413		511		(818)
Basic net income (loss) per share		0.0116		0.0428		0.0322		0.0207		0.0765		0.1688		0.0237		0.1191		0.0851		(0.1363)
Diluted net income (loss) per share		0.0116		0.0428		0.0313		0.0202		0.0747		0.1568		0.0225		0.1191		0.0851		(0.1363)
Dividends per share(2)		—		—		—		0.0033		0.0122		0.0166		—		—		—		—
Weighted average number of shares outstanding		1,356,853,182		1,356,853,182		1,529,194,242		1,102,364,398		1,504,249,410		1,102,364,398		310,673,913		37,054,996		6,000,000		6,000,000

U.S. GAAP:
Net sales							U.S.$	1,093,441	Ps.	4,045,733	Ps.	1,471,054	Ps.	119,293
Gross profit								232,299		859,507		360,667		36,087
Operating income (loss)								100,093		370,343		149,216		18,655
Financial results, net								(21,647)		(80,093)		56,340		(15,512)
Income (loss) before taxes and minority interest in subsidiaries								73,912		273,473		214,104		3,235
Income tax and tax on assets (expense)benefit								(30,862)		(114,188)		(35,531)		(5,640)
Net income (loss)								18,600		68,819		125,849		(5,258)
Basic net income (loss) per share								0.0123		0.0457		0.1142		(0.0169)
Diluted net income (loss) per share							U.S.$	0.0121	Ps.	0.0447	Ps.	0.1060	Ps.	(0.0161)

CASH FLOW DATA
Net cash flow provided by (used in)operating activities	U.S.$	70,359	Ps.	260,328	Ps.	20,968	U.S.$	202,720	Ps	750,063	Ps.	319,569	Ps.	89,658	Ps.	(14,623)	Ps.	(229)	Ps.	(868)
Net cash flow (used in) provided by investment activities		(50,930)		(188,443)		(238,751)		(371,122)		(1,373,153)		(877,752)		(311,286)		(115,887)		—		1,412
Net cash flow provided by (used in)financing activities	U.S.$	(25,324)	Ps.	(93,700)	Ps.	61,221	U.S.$	80,293	Ps.	297,084	Ps.	1,201,844	Ps.	291,058	Ps.	138,630	Ps.	232	Ps.	(547)

_______________
(1)
Solely for the convenience of the reader, Peso amounts for the year ended December 31, 2008, and for the three-month period ended March 31, 2009 have been translated into U.S. Dollars at the average buy/sell rate for U.S. Dollars quoted by Banco Nación on March 31, 2009 of Ps. 3.70 to U.S. $1.00. The U.S. Dollar equivalent information should not be construed to imply that the Peso amounts represent, or could have been or could be converted into, U.S. Dollars at such rates or any other rate.

(2)
In December 2008, we declared advance dividends in an amount sufficient to cover the Argentine personal asset tax obligations of certain of our shareholders. In each of March 2008 and March 2009 we paid Ps. 18.3 million in dividends and withheld the corresponding amount of personal asset tax from those shareholders who were subject to the personal asset tax. See “Item 8. Financial Information—Dividends” and “Item 10. Additional Information—Taxation.”

EXCHANGE RATES AND CONTROLS

Exchange Rates

     The following table sets forth the annual high, low, average and period-end exchange rates for the periods indicated, expressed in Pesos per U.S. Dollar and not adjusted for inflation. There can be no assurance that the Peso will not depreciate or appreciate again in the future. The Federal Reserve Bank of New York does not report a noon buying rate for Pesos.

	Exchange rates(1)

	High	Low	Average(2)	Period end

Year ended December 31,

2003	3.335	2.760	2.949	2.930
2004	3.060	2.803	2.942	2.979
2005	3.040	2.859	2.923	3.032
2006	3.107	3.030	3.075	3.062
2007	3.180	3.058	3.116	3.149
2008	3.468	3.014	3.163	3.453
Month

January 2009	3.488	3.449	3.464	3.488
February 2009	3.567	3.484	3.515	3.567
March 2009	3.720	3.601	3.656	3.720
April 2009	3.721	3.674	3.692	3.714
May 2009	3.749	3.695	3.726	3.749
June 2009	3.798	3.743	3.769	3.797
July 2009(3)	3.808	3.799	3.806	3.808

_______________
(1)	Source: Banco Nación.
(2)	Average of daily closing quotes.
(3)	Represents the corresponding exchange rates from July 1 through July 22, 2009.

     In the future, any cash dividends we pay will be in Pesos, and exchange rate fluctuations affect the U.S. Dollar amounts received by holders of American Depositary Shares (ADSs), on conversion by us or by the depositary of cash dividends on the shares represented by such ADSs. Fluctuations in the exchange rate between the Peso and the U.S. Dollar will affect the U.S. Dollar equivalent of the Peso price of our shares on the Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange) and, as a result, can also affect the market price of the ADSs.

Exchange Controls

     Prior to December 1989, the Argentine foreign exchange market was subject to exchange controls. From December 1989 until April 1991, Argentina had a freely floating exchange rate for all foreign currency transactions, and the transfer of dividend payments in foreign currency abroad and the repatriation of capital were permitted without prior approval of the Banco Central de la República Argentina (the Argentine Central Bank, or the Central Bank). From April 1, 1991, when the law that established the fixed exchange rate (the Convertibility Law) became effective, until December 21, 2001, when the Central Bank decided to close the foreign exchange market, the Argentine currency was freely convertible into U.S. Dollars.

     On December 3, 2001, the Argentine government imposed a number of monetary and currency exchange control measures through Decree No. 1570/01, which included restrictions on transferring funds abroad (including the transfer of funds to pay dividends) without the Central Bank’s prior authorization subject to specific exceptions for transfers related to foreign trade. Beginning in January 2003, the Central Bank has gradually eased these restrictions and expanded the list of transfers of funds abroad that do not require its prior authorization. However, in June 2003, the Argentine government instituted restrictions on capital flows into Argentina, which mainly consisted of a prohibition against the transfer abroad of any funds until 180 days after their entry into the country.

     In June 2005, the Argentine government issued Decree No. 616/05, which established additional restrictions on capital flows. Pursuant to the decree, all indebtedness of Argentine residents is required to be agreed upon and repaid not prior to 365 days from the date of entry of the funds into Argentina, regardless of the form of repayment. The decree outlines several types of transactions that are exempt from its requirements, including foreign trade financings, foreign trade balances of those entities authorized to carry out foreign exchange, and primary offerings of debt securities issued pursuant to a public offering and listed on a self-regulated market.

     In addition, the decree, as supplemented by subsequent regulations, stipulates that all capital inflows of residents exceeding approximately U.S. $2 million per month, as well as all capital inflows of non-residents settled in the local exchange market destined for local money holdings, acquisition of active or passive private sector financings and investments in securities issued by the public sector that are acquired in secondary markets (excluding foreign direct investment, which includes capital contributions to local companies of direct investments (namely, a company in which the foreign direct investor holds at least 10% of ordinary shares or voting rights, or its equivalent), and primary offerings of debt securities and shares issued pursuant to a public offering and listed on a self-regulated market), must comply with the following restrictions:

  prior registration with the Central Bank;

  minimum stay period of 365 days for the incoming funds;

  any Pesos resulting from exchange transaction must be credited to an account within the Argentine banking system; and

  a non-transferable, non-interest-bearing U.S. Dollar-denominated mandatory deposit must be maintained for a term of 365 calendar days, in an amount equal to 30% of any inflow of funds to the local foreign exchange market.

     The transfer abroad of dividend payments is currently authorized by applicable regulations to the extent such dividend payments are made in connection with audited financial statements and are approved by a shareholders’ meeting. Any breach of the provisions of Decree No. 616/05 or any other foreign exchange regulation is subject to criminal penalties of the laws governing the Argentine exchange market.

Money laundering

     On April 13, 2000, the Argentine Congress passed Law No. 25,246, as amended by Law No. 26,268 (the Money Laundering Law), which establishes an administrative criminal system and supersedes various sections of the Argentine Penal Code relating to money laundering. This law defines money laundering as crime that is committed whenever a person converts, transfers, manages, sells, encumbers, or otherwise uses money, or any other assets, connected with a crime in which that person has not participated, with the possible result that the original or substituted assets may appear to be of a legitimate origin, provided the value of the assets exceeds Ps. 50,000, whether such amount results from one or more transactions.

     In addition, the Money Laundering Law created the Financial Information Unit, which is charged with the handling and the transmission of information in order to prevent the laundering of assets originating from:

  Crimes related to illegal trafficking and commercialization of narcotics (Law No. 23,737);

  Crimes related to arms trafficking (Law No. 22,415);

  Crimes related to the activities of an illegal association as defined in section 210 bis of the Penal Code;

  Illegal acts committed by illegal associations (section 210 of the Penal Code) organized to commit crimes for with political or racial objectives;

  Crimes of fraud against the Public Administration (section 174, Article 5 of the Penal Code);

  Crime against the Public Administration under Chapters VI, VII, IX and IX bis of Title XI of Book Two of the Penal Code;

  Crimes of underage prostitution and child pornography under sections 125, 125 bis, 127 bis and 128 of the Penal Code; and

  Crimes of financing of terrorism (section 213 quarter of the Penal Code).

     The principal objective of the Money Laundering Law is to prevent money laundering. Like other international money laundering laws, Argentine law does not delegate sole responsibility to the Argentine government for the monitoring of these criminal activities, but rather also delegates certain obligations to various private sector entities such as banks, stockbrokers, stock market entities and insurance companies. These obligations essentially consist of information gathering functions, such as:

  obtaining from clients documents that indisputably prove identity, legal status, domicile and other information, to accomplish any type of activity intended;

  reporting any suspicious activity or operation; and

  keeping any monitoring activities in connection with a proceeding pursuant to the Money Laundering Law confidential from both clients and third parties.

     In addition, Central Bank regulations require that Argentine banks undertake certain minimum procedures to prevent money laundering. CNV regulations also require that the issuers and traders of publicly traded securities in Argentina and those persons participating in financial trusts and common investment funds subject to the CNV's control comply with certain obligations and requirements relating to money laundering prevention and to the suppression of the financing of terrorism.

CAPITALIZATION

     The following table sets forth our short-term financial debt, long-term financial debt and total capitalization as of March 31, 2009 on an actual basis. As we will receive no proceeds from the listing of the ADSs pursuant to this registration statement, there will be no change in our overall capitalization as a result of such listing. This table should be read in conjunction with the information under “—Selected Financial Data” and “Item 5. Operating and Financial Review and Prospects.”

	At March 31, 2009

	(in millions of Pesos)		(in millions of U.S. Dollars)(1)

Short-term financial debt	Ps.	276.0	U.S.$	74.6
Long-term financial debt
Secured(2)		632.3		170.9
Unsecured		1,313.2		354.9
Total		1,945.5		525.8

Total financial debt		2,221.5		600.4
Total shareholders’ equity		3,202.0		865.4

Total capitalization(3)	Ps.	5,423.5	U.S.$	1,465.8

_______________
(1)
Solely for the convenience of the reader, Peso amounts at March 31, 2009 have been translated into U.S. Dollars at the average buy/sell rate for U.S. Dollars quoted by Banco Nación on March 31, 2009 of Ps. 3.70 to U.S. $1.00. The U.S. Dollar equivalent information should not be construed to imply that the Peso amounts represent, or could have been or could be converted into, U.S. Dollars at such rates or any other rate.

(2)	Secured debt corresponds to the fixed rate discount notes due 2015 of Central Térmica Loma de la Lata S.A. (Loma de la Lata).
(3)	Total capitalization represents total financial debt plus total shareholders’ equity.

RISK FACTORS

Risks Related to Argentina

General

     We are a stock corporation (sociedad anónima) incorporated under the laws of the Republic of Argentina and substantially all of our revenues are earned in Argentina and substantially all of our operations, facilities, and customers are located in Argentina. Accordingly, our financial condition and results of operations depend to a significant extent on macroeconomic and political conditions prevailing in Argentina. For example, lower economic growth or economic recession could lead to lower demand for electricity in the service areas in which our subsidiaries operate or a decline in purchasing power of our customers, which, in turn, could lead to lower collections from our clients or growth in energy losses due to illegal use of the services provided by our power generation, transmission and distribution businesses. Argentine government actions concerning the economy, including decisions with respect to inflation, interest rates, price controls, foreign exchange controls and taxes, have had and could continue to have a material adverse effect on private sector entities, including us. We cannot provide any assurance that future economic, social and political developments in Argentina, over which we have no control, will not impair our businesses, financial condition, or results of operations.

The current global financial crisis and unfavorable credit and market conditions may negatively affect our liquidity, customers, business, and results of operations.

     The continuing credit crisis and related turmoil in the global financial system may have a negative impact on our business, financial condition and results of operations, an impact that is likely to be more severe on an emerging market economy, such as Argentina. The effect of this current economic crisis on our customers and on us cannot be predicted. The current economic situation could lead to reduced demand or lower prices for energy, which could have a negative effect on our revenues. Economic factors such as unemployment, inflation levels and the availability of credit could also have a material adverse effect on demand for energy and therefore on our financial condition and operating results. The financial and economic situation may also have a negative impact on third parties with whom we do, or may do, business. In addition, our ability to access the credit or capital markets may be restricted at a time when we would need financing, which could have an impact on our flexibility to react to changing economic and business conditions. For these reasons, any of the foregoing factors or a combination of these factors could have an adverse effect on our results of operations and financial condition and cause the market value of our ADSs to decline.

Argentina’s economic recovery since the 2001 economic crisis may not be sustainable in light of current economic conditions, and any significant decline could adversely affect our financial condition

     During 2001 and 2002, Argentina went through a period of severe political, economic and social crisis. Although the economy has recovered significantly since the 2001 crisis, uncertainty remains as to the sustainability of economic growth and stability. Sustainable economic growth is dependent on a variety of factors, including international demand for Argentine exports, the stability and competitiveness of the Peso against foreign currencies, confidence among consumers and foreign and domestic investors and a stable and relatively low rate of inflation.

The Argentine economy remains fragile, as reflected by the following economic conditions:

  unemployment remains high;
  the availability of long-term fixed rate credit is scarce;
  investment as a percentage of GDP remains low;
  the current fiscal surplus is at risk of becoming a fiscal deficit;
  inflation has risen recently and threatens to accelerate;
  the regulatory environment continues to be uncertain;
  the country’s public debt remains high and international financing is limited; and
  the recovery has depended to some extent on high commodity prices, which are volatile and beyond the control of the Argentine government.

     As in the recent past, Argentina’s economy may suffer if political and social pressures inhibit the implementation by the Argentine government of policies designed to maintain price stability, generate growth and enhance consumers and investor confidence. This, in turn, could lead to lower demand for the services provided by our subsidiaries as well as lower collection rates from clients and growth in energy losses due to illegal use of the services provided by our businesses, which could materially adversely affect our financial condition and results of operations. Furthermore, as it has done in the past, the Argentine government could respond to a lack of economic growth or stability by adopting measures that affect private sector enterprises, including the tariff restrictions imposed on public utility companies such as several of our subsidiaries.

     We cannot provide any assurance that a decline in economic growth or increased economic instability, developments over which we have no control, would not have an adverse effect on our business, financial condition or results of operations or would not have a negative impact on the market value of our ADSs.

The continuing rise in inflation may have adverse effects on the Argentine economy, which could, in turn, have a material adverse effect on our results of operations

     After several years of price stability under an exchange rate regime that established a fixed exchange rate of one U.S. Dollar per one Peso, which we refer to as the Convertibility regime, the formal devaluation of the Peso in January 2002 created pressures on the domestic prices system that generated high inflation in 2002, before substantially stabilizing in 2003. In 2002, the inflation rate (as measured by changes in the consumer price index, or CPI) reached 41.0% according to data published by the Instituto Nacional de Estadística y Censos (the National Statistics and Census Institute, or INDEC). Despite a decline to 3.7% in 2003, the rate of inflation increased again to 6.1% in 2004 and to 12.3% in 2005, in each case according to data published by INDEC. In 2007 and 2008, according to INDEC data, the rate of inflation decreased to 8.5% and 7.2%, respectively, due in part to several actions implemented by the Argentine government to control inflation and monitor prices for most relevant goods and services. These government actions included price support arrangements agreed to by the Argentine government and private sector companies in several industries and markets.

     However, in spite of the decrease in inflation, uncertainty surrounding future inflation and the current economic situation could slow economic recovery from the 2001 economic crisis. In the past, inflation has materially undermined the Argentine economy and the government’s ability to create conditions that permit growth. A return to a high inflation environment would also undermine Argentina’s foreign competitiveness by diluting the effects of the Peso devaluation, with the same negative effects on the level of economic activity. In turn, a portion of the Argentine debt is adjusted by the Coeficiente de Estabilización de Referencia (Stabilization Coefficient, or CER Index), a currency index, which is strongly related to inflation. Therefore, any significant increase in inflation would cause an increase in the external debt and consequently in Argentina’s financial obligations, which could further exacerbate the stress on the Argentine economy. A high inflation environment could also temporarily undermine our results of operations as a result of a lag in cost adjustments, and we may be unable to adjust our tariffs accordingly. In addition, a return to high inflation would undermine the confidence in Argentina’s banking system in general, which would further limit the availability of domestic and international credit to businesses, which could adversely affect our ability to finance the working capital needs of our businesses on favorable terms, and adversely affect our results of operations.

The credibility of several Argentine economic indices has been called into question, which may lead to a lack of confidence in the Argentine economy and may in turn limit our ability to access the credit and capital markets

     In January 2007, INDEC modified its methodology used to calculate the consumer price index (CPI), which is calculated as the monthly average of a weighted basket of consumer goods and services that reflects the pattern of consumption of Argentine households. Several economists as well as the international and Argentine press have suggested that this change in methodology was related to the Argentine government’s policy aimed at curbing inflation. Further, at the time that INDEC adopted this change in methodology, the Argentine government also replaced several key personnel at INDEC. The alleged governmental interference prompted complaints from the technical staff at INDEC, which, in turn, has led to the initiation of several judicial investigations involving members of the Argentine government and aimed at determining whether there was a breach of classified statistical information relating to the collection of data used in the calculation of the CPI. These events have affected the credibility of the CPI index published by INDEC, as well as other indexes published by INDEC that require the CPI for their own calculation, including the poverty index, the unemployment index as well as the calculation of the GDP, among others. If these investigations result in a finding that the methodologies used to calculate the CPI or other INDEC indexes derived from the CPI were manipulated by the Argentine government, or if it is determined that it is necessary to correct the CPI and the other INDEC indexes derived from the CPI as a result of the methodology used by INDEC, there could be a significant decrease in confidence in the Argentine economy. With credit to emerging market nations already tenuous as a result of the global economic crisis, our ability to access credit and capital markets to finance our operations and growth in the future could be further limited by the uncertainty relating to the accuracy of the economic indices in question which could adversely affect our results of operations and financial conditions and cause the market value of our ADSs to decline.

Argentina’s ability to obtain financing from international markets is limited, which may impair its ability to implement reforms and foster economic growth, and consequently, may affect our business, results of operations and prospects for growth

     In 2005, Argentina restructured part of its sovereign debt that had been in default since the end of 2001. The Argentine government announced that as a result of the restructuring, it had approximately U.S. $126.6 billion in total outstanding debt remaining. Of this amount, approximately U.S. $19.5 billion correspond to defaulted bonds owned by creditors who did not participate in the restructuring of the external financial debt. Some bondholders in the United States, Italy and Germany have filed legal actions against Argentina, and holdout creditors may initiate new suits in the future. Additionally, foreign shareholders of several Argentine companies, including public utilities and a group of bondholders that did not participate in the sovereign restructuring, have filed claims totaling approximately U.S. $16.9 billion before the International Centre for Settlement of Investment Disputes (ICSID) alleging that certain government measures are inconsistent with the fair and equitable treatment standards set forth in various bilateral investment treaties to which Argentina is a party. To date, ICSID has rendered decisions against Argentina in eight of these cases, requiring the Argentine government to pay U.S. $966.6 million plus interest in claims and legal fees, including U.S. $75 million to be held in escrow pending the determination of certain ongoing complaints. Recently, three groups of bondholders that declined to participate in the restructuring of the external public debt presented claims before ICSID totaling over U.S. $3.6 billion.

     Argentina’s past default and its failure to restructure completely its remaining sovereign debt and fully negotiate with the holdout creditors may limit Argentina’s ability to reenter the international capital markets. Litigation initiated by holdout creditors as well as ICSID claims have resulted and may continue to result in judgments against the Argentine government which, if not paid, could prevent Argentina from obtaining credit from multilateral organizations. Judgment creditors have sought and may continue to seek attachment orders or injunctions relating to assets of Argentina that the government intended for other uses. As a result, the government may not have the financial resources necessary to implement reforms and foster economic growth, which, in turn, could have a material adverse effect on the country’s economy and, consequently, our businesses and results of operations. Furthermore, Argentina’s inability to obtain credit in international markets could have a direct impact on our own ability to access international credit markets to finance our operations and growth.

Significant fluctuations in the value of the Peso against the U.S. Dollar may adversely affect the Argentine economy, which could, in turn adversely affect our results of operations

     Despite the positive effects the depreciation of the Peso in 2002 had on the export-oriented sectors of the Argentine economy, the depreciation has also had a far-reaching negative impact on a range of businesses and on individuals’ financial positions. The devaluation of the Peso had a negative impact on the ability of Argentine businesses to honor their foreign currency-denominated debt, led to very high inflation initially, significantly reduced real wages, had a negative impact on businesses whose success is dependent on domestic market demand, including public utilities and the financial industry, and adversely affected the government’s ability to honor its foreign debt obligations. If the Peso devalues significantly, all of the negative effects on the Argentine economy related to such devaluation could recur, with adverse consequences to our businesses, our results of operations and the market value of our ADSs. Moreover, it would likely result in a decline in the value of our shares and ADSs as measured in U.S. Dollars.

     Similarly, a substantial increase in the value of the Peso against the U.S. Dollar also presents risks for the Argentine economy, including, for example, a reduction in exports. This could have a negative effect on economic growth and employment and reduce the Argentine public sector’s revenues by reducing tax collection in real terms, all of which could have a material adverse effect on our business as a result of the weakening of the Argentine economy in general.

Government measures to address social unrest may adversely affect the Argentine economy and thereby affect our business and results of operations.

     During the economic crisis in 2001 and 2002, Argentina experienced social and political turmoil, including civil unrest, riots, looting, nationwide protests, strikes and street demonstrations. Despite the economic recovery and relative stabilization since 2002, the social and political tensions and high levels of poverty and unemployment continue. Future government policies to preempt, or respond to, social unrest may include expropriation, nationalization, forced renegotiation or modification of existing contracts, suspension of the enforcement of creditors’ rights and shareholders’ rights, new taxation policies, including royalty and tax increases and retroactive tax claims, and changes in laws, regulations and policies affecting foreign trade and investment. These policies could destabilize the country, both socially and politically, and adversely and materially affect the Argentine economy.

     More recently, in March 2008, the Argentine Ministry of Economy and Production announced the adoption of new taxes on exports of a number of agricultural products. The new taxes were to be calculated at incremental rates as the price for the exported products increase, and represented a significant increase in taxes on exports by the agricultural sector in Argentina. The adoption of these taxes met significant opposition from various political and economic groups with ties to the Argentine agricultural sector, including strikes by agricultural producers around the country, roadblocks to prevent the circulation of agricultural goods within Argentina and massive demonstrations in the City of Buenos Aires and other major Argentine cities. Although these measures did not pass the Argentine congress, we cannot make assurances that the Argentine government will not seek to reintroduce the export taxes or adopt other measures affecting this or other sectors of the economy (including the electricity sector) to compensate for the lost revenues associated with these taxes. These uncertainties could lead to further social unrest that could adversely affect the Argentine economy. In addition, economic distress may lead to lower demand for energy, lower collections from our clients, as well as growth of energy losses due to illegal use of our services. We may also experience increased damages to our networks as a result of protesters or illicit activity, which may increase as a result of the decline in economic conditions, all of which, in turn may have a material adverse effect on our financial condition and results of operations and the market value of our shares and ADSs.

Exchange controls and restrictions on transfers abroad and capital inflow restrictions have limited and can be expected to continue to limit the availability of international credit and could threaten the financial system and lead to renewed political and social tensions, adversely affecting the Argentine economy, and, as a result, our business

     In 2001 and the first half of 2002, Argentina experienced a massive withdrawal of deposits from the Argentine financial system in a short period of time, as depositors lost confidence in the Argentine government’s ability to repay its foreign debt and maintain the Convertibility regime. This precipitated a liquidity crisis within the Argentine financial system, which prompted the Argentine government to impose exchange controls and restrictions on the ability of depositors to withdraw their deposits. These restrictions have been substantially eased, including those requiring the Central Bank’s prior authorization for the transfer of funds abroad in order to pay principal and interest on debt obligations. However, Argentina may re-impose exchange controls, transfer restrictions or other measures in the future in response to capital flight or a significant depreciation of the Peso.

     In addition, the Argentine government adopted various rules and regulations in June 2005 that established new controls on capital inflows, requiring, among other things, that 30% of certain specified capital inflows (such as those destined for local money holdings and the acquisition of certain active or passive private sector financings) be deposited for one year in a non-assignable, non-interest bearing account in Argentina. See “—Exchange Rates and Controls.” In the event of a future shock, such as the failure of one or more banks or a crisis in depositor confidence, the Argentine government could impose further exchange controls or transfer restrictions and take other measures that could lead to renewed political and social tensions and undermine the Argentine government’s public finances, which could adversely affect Argentina’s economy and prospects for economic growth, which, in turn, could adversely affect our business and results of operations and the market value of our shares and ADSs. In addition, the Argentine government or the Central Bank may reenact certain restrictions on the transfers of funds abroad, impairing our ability to make dividend payments to holders of the ADSs, which may adversely affect the market value of our ADSs. As of the date of this registration statement, however, the transfer of funds abroad to pay dividends is permitted to the extent such dividend payments are made in connection with audited financial statements approved by a shareholders’ vote.

Risks Relating to the Argentine Electricity Sector

The Argentine government has intervened in the electricity sector in the past, and any further interventions may have a material adverse effect on our business and results of operations

     To address the Argentine economic crisis in 2001 and 2002, the Argentine government adopted a law that made a number of material changes to the regulatory framework applicable to the electricity sector (the Emergency Law). These changes, which severely affected electricity generation, distribution and transmission companies, included the freezing and “pesification” of tariffs, the revocation of adjustment and inflation indexation mechanisms, and the introduction of new price-setting mechanisms in the wholesale electricity market (WEM) which had a significant impact on electricity generators and has led to significant price mismatches between market participants. The Argentine government continues to intervene in this sector, including granting temporary margin increases, proposing a new social tariff regime for residents of poverty-stricken areas, creating specific charges to raise funds that are transferred to government-managed trust funds that finance investments in generation and distribution infrastructure (such as the Fondo de Inversiones Necesarias que Permitan Incrementar la Oferta de Energía Eléctrica en el Mercado Eléctrico Mayorista (Fund for Investments Required to Increase Electricity Supply in the Wholesale Electricity Market, or FONINVEMEM)) and imposing obligations on electricity companies to make certain investments in their respective areas. We cannot make assurances that these or other measures that may be adopted by the Argentine government will not have a material adverse effect on our business and results of operations or on the market value of our shares and ADSs or that the Argentine government will not adopt emergency legislation similar to the Emergency Law, or other similar resolutions, in the future that may further increase our regulatory obligations, including increased taxes, unfavorable alterations to our tariff structures and other regulatory obligations, compliance with which would increase our costs and have a direct negative impact on our results of operations.

Electricity distributors, generators and transmitters were adversely affected by the emergency measures adopted during the economic crisis of 2001 and 2002, many of which still remain in effect and have a severe negative impact on such businesses

     Distribution and transmission tariffs include a regulated margin that is intended to cover the costs of distribution or transmission, as applicable, and provide an adequate return. Generators, which mostly depend on the sales made to the spot market (the market set by supply and demand of energy available for immediate delivery), used to have stable prices and were able to reinvest their profits to become more efficient and achieve better margins. Under the Convertibility regime, distribution and transmission tariffs and spot prices were denominated in U.S. Dollars and distribution and transmission margins were adjusted periodically to reflect variations in U.S. inflation indexes. Pursuant to the Emergency Law, in January 2002 the Argentine government froze all distribution and transmission margins, revoked all margin adjustment provisions in distribution and transmission concessions, converted distribution and transmission tariffs into Pesos and implemented price caps for sales of electricity to the spot market that in some cases were below costs of production. These measures, coupled with the effect of high inflation and the devaluation of the Peso, led to a decline in revenues in real terms and an increase of costs in real terms that could no longer be recovered through margin adjustments or market price-setting mechanisms. This situation, in turn, led companies in the sector to suspend payments on their financial debt (which continued to be denominated in U.S. Dollars), which effectively prevented these companies from obtaining further financing in the domestic or international credit markets. Although the Argentine government has recently granted temporary relief to certain companies in the electricity sector, including a temporary increase in transmission and distribution margins, the principal electricity companies are currently involved in discussions with the Argentine government on permanent measures needed to adapt the current regulatory framework to the current economic situation of the energy sector. We cannot assure you that these measures will be adopted or implemented or that, if adopted, they will be sufficient to address the structural problems created for our company by the policies adopted during the 2001 economic crisis and in its aftermath, including the negative impact on revenues created by the limitations we face in pricing as a result of the current tariff structure.

Electricity demand has grown significantly in recent periods and may be affected by recent or future tariff increases, which could lead electricity companies, such as us, to record lower revenues

     During the 2001 economic crisis, electricity demand in Argentina decreased due to the decline in the overall level of economic activity and the deterioration in the ability of many consumers to pay their electricity bills. In the years following, however, electricity demand has experienced significant growth, increasing an estimated average of approximately 6.0% per annum from 2003 through 2008. This increase in demand reflects renewed economic growth in Argentina and the relative low cost, in real terms, of electricity to consumers due to the freeze of margins and the elimination of the inflation adjustment provisions in distribution concessions coupled with the devaluation of the Peso and inflation. The executive branch of the Argentine government recently granted temporary increases in transmission and distribution margins, and transmission and distribution companies are currently negotiating further increases and adjustments to their tariff schemes with the Argentine government. Although the recent increases in electricity transmission and distribution margins, which increased the cost of electricity to residential customers, have not had a significant negative effect on demand, we cannot make any assurances that these increases or any future increases in the relative cost of electricity (including increases on tariffs for residential users) will not have a material adverse effect on electricity demand or a decline in collections from customers which, in turn, may lead electricity companies, such as us, to record lower revenues and results of operations than currently anticipated, and may have a material adverse effect on the market value of the ADSs.

Risks Relating to our Company

We operate a material portion of our business pursuant to public concessions granted by the Argentine government, the revocation or termination of which would have a material adverse effect on our business

     We conduct our hydroelectric generation, transmission and distribution businesses pursuant to public concessions granted by the Argentine government. These concessions contain several requirements regarding the operation of those businesses and compliance with laws and regulations. Compliance with our obligations under our concessions is typically secured by a pledge of our shares in the concessionaires in favor of the Argentine government. Accordingly, upon the occurrence of specified events of default under these concessions, the Argentine government would be entitled to foreclose on its pledge of the concessionaire and sell our shares in that concessionaire to a third party. Such sale would have a severe negative impact on our ability to operate a material portion of our business, and as a result, our results of operations would be materially adversely affected. Finally, our concessions also generally provide for termination in the case of insolvency or bankruptcy of the concessionaire. If any of our concessions are terminated or if the Argentine government forecloses its pledge over the shares we own in any of our concessionaire companies, such companies could not continue to operate as a going concern, and in turn our consolidated results of operations would be materially adversely affected and the market value of our shares and ADSs could decline.

We employ a largely unionized labor force and could be subject to organized labor actions, including work stoppages that could have a material adverse effect on our business

     The majority of the employees in the electricity sector are affiliated with labor unions. As of March 31, 2009, approximately 72.7% of our employees were union members. Although our relations with unions are currently stable, we cannot assure you that our operating subsidiaries will not experience work disruptions or stoppages in the future, which could have a material adverse effect on our business and revenues, especially in light of the social tensions generated in Argentina by the current economic crisis. In addition, our collective bargaining agreements generally expire after one or two-year terms. We cannot assure you that we will be able to negotiate new collective bargaining agreements on the same terms as those currently in effect, or that we will not be subject to strikes or work stoppages that could have material adverse effects on our operations and consequently on our financial results, before or during any negotiation process.

In the event of an accident or event not covered by our insurance, we could face significant losses that could materially adversely affect our business and results of operations

     We carry insurance that is consistent with industry standards in each of our different business segments. See “Item 4. Information on the Company—Our Business—Insurance.” Although we believe our insurance coverage is commensurate with standards for the international electricity generation, transmission and distribution industry, no assurance can be given of the existence or sufficiency of risk coverage for any particular risk or loss. For example, two of the towers used by Transener’s transmission lines located in the Province of Buenos Aires, were damaged in 2008, from unknown causes. These damages resulted in the interruption of electricity transmission service to customers in the greater Buenos Aires region and certain areas in other provinces for several hours, which could have caused losses that may not be covered by our insurance policies, the total amount of which has not yet been determined. We cannot make any assurances that this kind of damage will not occur again in the future, which could eventually result in further losses or the imposition of sanctions on Transener by the regulatory authorities. If an accident or other event occurs that is not covered by our current insurance policies in any of our business segments, we may experience material losses or have to disburse significant amounts from our own funds, which may have a material adverse effect on our net profits and our overall financial condition and on the market value of our shares and ADSs.

We conduct a portion of our operations through joint ventures, and our failure to continue such joint ventures or resolve any material disagreements with our partners could have a material adverse effect on the success of these operations

     We conduct a portion of our operations through joint ventures and as a result, the continuation of such join ventures is vital to our continued success. For example, we own a co-controlling interest in Citelec, the holding company of Transener, our transmission company. In addition, we were previously a party to significant agreements with our former partner, Petrobras Energía S.A. (Petrobras Energía), with respect to the management of Transener. However, Electroingeniería S.A. (Electroingeniería) and Energía Argentina S.A. (Enarsa) subsequently acquired Petrobras Energía’s interest in Citelec’s capital stock. We cannot make any assurances that the same or similar agreements and understandings that we enjoyed with Petrobras Energía will be reached with our new partners moving forward. Any significant disagreement with our new partners could have a material adverse effect on the success of such joint venture, and thereby our business and results of operations.

     In addition, in the event that any of our partners were to decide to terminate its relationship with us in any of these companies or sell its interest in any of these companies, we may not be able to replace our partner or raise the necessary financing to purchase our partner’s interest. In the case of Transener, in particular, we are not able to acquire our partners’ interests under applicable Argentine regulations. See “Item 4. Information on the Company—The Argentine Electricity Sector.” As a result, the failure to continue some of our joint ventures or to resolve disagreements with our partners could adversely affect our ability to transact the business that is the subject of such joint venture, which would in turn negatively affect our financial condition and results of operations and the market value of our shares and ADSs.

Risks Relating to our Generation Business

There are electricity transmission constraints in Argentina that may prevent us from recovering the full marginal cost of our electricity, which could materially adversely affect the financial results of our generation business

     During certain times of the year, more electricity is generated than can be transmitted to the Buenos Aires node, also known as the Ezeiza node, which is the reference point for calculating the electricity load dispatch. Due to these electricity transmission constraints, many Argentine generators, including us, do not receive the full price of the system, but rather a lower local price. We cannot make any assurance that required investments will be made to increase the capacity of the system. As a result of lower electricity prices, our generation business may record lower operating profits than we anticipate, which could adversely affect our consolidated results of operations and financial condition.

We may be unable to collect amounts due from CAMMESA and other customers in the electricity sector, which could have a material adverse effect on our financial condition and results of operations

     Electricity generators, including our subsidiaries, are paid by Compañía Administradora del Mercado Mayorista Eléctrico S.A. (Electricity Market Administration Company, or CAMMESA), which collects revenue from other wholesale electricity market agents. Due to the recent economic crisis in Argentina, a significant number of wholesale electricity market agents defaulted in the payment of amounts they owed to the wholesale electricity market, which adversely affected the ability of CAMMESA to meet its payment obligations to generators. Additionally, the stabilization fund created by the Argentine Secretariat of Energy to cover the difference between the spot price and the seasonal price of electricity recorded a permanent deficit due to the constant difference between the spot price and the seasonal price. We cannot make any assurances that the difference between the spot price and the seasonal price will not increase in the future or that CAMMESA will be able to make payments to generators, both in respect of energy and capacity sold in the spot market. The inability of generators, including certain of our subsidiaries, to collect their credits from CAMMESA may have a material adverse effect on the revenues of our generation subsidiaries and accordingly, on our results of operations and financial condition and the market value of our shares and ADSs.

Our ability to generate electricity at our thermal generation plants depends on the availability of natural gas, and fluctuations in the supply or price of gas could materially adversely affect our results of operations

     The supply or price of gas used in our generation businesses has been and may from time to time continue to be affected by, among other things, the availability of gas in Argentina, our ability to enter into contracts with local gas producers and gas transportation companies, the need to import a larger amount of gas at a higher price than the price applicable to domestic supply as a result of low domestic production, and gas redistribution mandated by the Argentine Secretariat of Energy, given the present shortage of supply. In addition, several of our generation facilities are equipped to run solely on gas and, in the event that gas becomes unavailable, these facilities will not be able to switch to other types of fuel in order to continue generating electricity. If we are unable to purchase gas at prices that are favorable to us, or if the supply of gas is reduced, our costs could increase or our ability to profitably operate our generation facilities could be impaired. Such a disruption to our generation business could in turn, materially adversely affect our results of operations and financial condition.

Our ability to generate electricity at our hydroelectric generation plants may be negatively affected by poor hydrological conditions, which could, in turn affect our results of operations

     Prevailing hydrological conditions could adversely affect the operations of our two hydroelectric generation plants, HINISA and HIDISA, in a number of ways, not all of which we can predict. For example, hydrological conditions that result in a low supply of electricity in Argentina could cause, among other things, the implementation of broad electricity conservation programs, including mandatory reductions in electricity generation or consumption. Hydrological conditions in 2007 and in 2008 were poor. In each of 2007 and 2008, water intake at Nihuiles and Diamante was 32% and 38% lower, respectively, as compared to 2006, the year in which our units have recorded to greatest rainfall to date. A prolonged continuation of these poor conditions could force the Argentine Government to focus its generation efforts on the use of other sources of electricity generation. In the event of electricity shortages, the Argentine government could mandate the implementation of broad electricity conservation programs, including mandatory reductions in electricity generation or consumption; the government could also mandate increased production from thermal plants that use fossil fuels as their generation sources and preserve the available water resources for future electricity generation. Although such a shift in production could benefit our thermal generation plants, it would negatively affect our hydroelectric plants and any mandated reduction in electricity generation or consumption could reduce revenues in our generation business and lead to a decline in our consolidated results of operations, which may have a material adverse effect on our financial condition and the market value of our shares and ADSs.

Operational difficulties could limit our ability to generate electricity, which could adversely affect our results of operations

     We may experience operational difficulties that could require us to temporarily suspend operations or otherwise affect our ability to generate electricity and, as a result, adversely impact our operating results. These difficulties may affect our generation equipment, electromechanical components or, in general, any of our assets required for the supply of electricity. For example, in December 2008, an inspection at one of the gas turbines of our subsidiary Central Térmica Loma de la Lata S.A. (Loma de la Lata) determined that a component of the turbine had broken off, causing minor damage to the surrounding equipment. Although our insurance policy covered the cost of repair of the broken turbine component, we were required to pay a deductible of U.S. $500,000. In addition, our business interruption insurance did not cover the first forty-five days of lost profits due to delays caused by the malfunction. The repairs were completed and the unit became operational again on June 19, 2009. We cannot make any assurances that similar events will not occur in the future. While we maintain comprehensive insurance for each of our facilities, we cannot make any assurances that the amounts for which we are insured or the amounts that we may receive under such insurance policies would cover all of our losses. If operational difficulties impede our generation of electricity, the disruption may lead to reduced revenues from our generation segment, which would have an adverse effect on our consolidated results of operations and may negatively affect the market value of our shares or ADSs.

Our results may be adversely affected if our subsidiary Güemes is prevented from complying with its electricity export contracts

     Our subsidiary Central Térmica Güemes S.A. (Güemes) receives a material portion of its revenues from the sale of electricity to customers in Uruguay. As a result of a shortage of generation to supply the local market, the Argentine government has in the past entered into agreements to import electricity from neighboring countries and/or suspended temporarily, while this shortage situation persisted, the sale of electricity to foreign customers to redirect that electricity for consumption in the local market. For this reason, Güemes has in the past been unable to sell its electricity pursuant to its international supply contract but instead had to sell that electricity to the local spot market. In these cases~~,~~ Güemes did not receive the payments for such electricity at the contract prices but instead received spot prices that were lower than those under its export contract. See “Item 4. Information on the Company—Our Business—Our Generation Business—Central Térmica Güemes—Operations.” We cannot make any assurances that the Argentine government will not intervene in our international supply contracts again in the future. If we were prevented from exporting agreed amounts of electricity pursuant to material contracts, it could reduce revenues in our generation business, which would adversely affect our consolidated results of operations and may have a negative effect on the market value of our shares or ADSs.

We would no longer own a controlling interest in HINISA, one of our principal generation assets, if the Province of Mendoza sells its participation in HINISA

     Our subsidiary, Nihuiles, currently owns a 51% controlling stake in HINISA, a hydroelectric generation company in the Province of Mendoza, Argentina, and the Province of Mendoza currently owns 47% of the capital stock of HINISA. In 2006, the Province of Mendoza publicly announced its intention to sell shares representing 37% of the capital stock of HINISA. See “Item 4. Information on the Company—Our Business—Our Generation Business—Nihuiles and Diamante—Nihuiles.” Pursuant to HINISA’s concession, if the Province of Mendoza sells these shares, Nihuiles will be required to sell 20% of HINISA’s capital stock and would no longer own a controlling 51% interest in HINISA. In addition, according to HINISA’s by-laws, Nihuiles would not be permitted to purchase any additional shares of HINISA.

     We currently consolidate the results of operations of Nihuiles. If Nihuiles loses its controlling interest in HINISA, it may have a significant adverse effect on the value of our investment in Nihuiles and on our consolidated results of operations. In addition, neither we nor Nihuiles has any control over the timing of the Province of Mendoza’s proposed sale or the price at which Nihuiles would be required to sell its 20% of HINISA’s shares. As a result, these shares may be sold at a time and price per share that are adverse to our interests and the return on our investment in Nihuiles.

Piedra Buena could be exposed to third party claims on real property utilized for its operations that could result in the imposition of significant damages, for which we have not established a provision in our financial statements for potential losses

     At the time of Piedra Buena’s privatization in 1997, the Province of Buenos Aires agreed to expropriate and transfer to Piedra Buena the real property on which the plant was built and to create administrative easements in favor of Piedra Buena over the third party lands through which a gas pipeline and an electricity transmission line run. Although the Province of Buenos Aires is in the process of expropriating the property on which the plant is built, as of the date of this registration statement, it has not transferred all of the real property with clear and marketable title to Piedra Buena. In addition, the Province of Buenos Aires has not created the administrative easements for Piedra Buena’s gas pipeline or the electricity transmission line. In July 2008, Piedra Buena sued the Province of Buenos Aires seeking the creation of the administrative easements in favor of Piedra Buena. Piedra Buena has received several complaint letters from third parties seeking compensation for the use of this land. See “Item 8. Financial Information—Legal Proceedings—Generation—Legal proceedings involving Piedra Buena’s real estate.” If the Province does not complete the expropriation process or the administrative easement process, Piedra Buena may be exposed to judicial claims by third parties seeking compensation or damages for which we have not established a provision in our financial statements. If Piedra Buena were required to pay material damages or compensation for the right to use this real property as a result of adverse outcomes from legal proceedings, we could be required to use cash from operations to cover such costs, which could have a materially adverse effect on our financial condition and consolidated results of operations.

Risks Relating to our Transmission Business

If we are not able to renegotiate our transmission tariffs on more favorable terms with the Argentine government in a timely fashion, it could have a material adverse impact on our financial condition and results of operations

     In January 2002, pursuant to the Emergency Law, tariffs for the provision of public services, including the transmission of electricity, were converted from their original U.S. Dollar values to Pesos (at a rate of Ps. 1.00 per U.S. $1.00) and frozen at those levels. Additionally, contract clauses in Transener’s and Transba S.A. (Transba)’s concession agreements requiring adjustments to their tariffs based on foreign inflation indexes and certain other indexation mechanisms were revoked. The Emergency Law also required the renegotiation of public service concession agreements. In connection with such renegotiation process, Transener and Transba entered into agreements with the Argentine government in 2005 that provided for an average tariff increase on fixed charges of 31% for Transener and 25% for Transba. Although these companies’ operating costs have significantly increased since 2005, the Ente Nacional Regulador de la Electricidad (Argentine National Electricity Regulator, or the ENRE) has not totally adjusted tariffs accordingly. If operating costs continue to increase and we do not receive any increase in revenues as a result of a tariff adjustment, our financial position and results of operations may be adversely affected, which could negatively impact the value of our shares or the ADSs.

Our transmission capacity may be disrupted, which could result in material penalties being imposed on us

     Our electricity transmission business depends on Transener’s and Transba’s ability to transmit electricity over long distances through their transmission networks. Our financial condition and results of operations would be adversely affected if a natural disaster, accident or other disruption were to cause a material curtailment of our transmission capacity. Argentina’s transmission system has evolved in a radial pattern which, unlike a fully integrated transmission grid system, connects areas of generation to areas of demand by a single transmission line or, in some cases, two or more transmission lines in parallel. Accordingly, the outage of any single line could totally disconnect entire sections of the Sistema de Interconexión Nacional (the National Interconnection System, or NIS). The concession agreements establish a system of penalties, which Transener and Transba may incur if defined parts of their networks are not available to transmit electricity. In May 2007, a fire in the Ezeiza transformer station resulted in a temporary disruption of the services provided by that station. In response to the service disruption, the ENRE filed charges against Transener alleging certain violations of the quality standards applicable to the transmission services provided by Transener that could result in the imposition of penalties if they are not successfully appealed. Consistent with industry standards, Transener and Transba do not maintain business interruption insurance and we cannot make assurances that any future disruption in Transener’s or Transba’s transmission capacity would not result in the imposition of material penalties, the payment of which would require us to use funds from operations and could have a material adverse effect on our financial condition and consolidated results of operations.

The ENRE may reject our request to redetermine the revenues derived from expansion of the NIS as a result of the pesification of these revenues, which would result in a significant shortfall that could adversely affect our financial condition

     The Emergency Law also affected the revenues we receive in connection with Transener’s expansion of the NIS. In particular, the income from the construction, operation and maintenance of an approximately 1,300 km high-voltage electricity transmission line (500 kilovolts (kV)) from the Comahue region to the Ezeiza substation was converted into Pesos at a rate of Ps. 1.00 per U.S. $1.00 and then adjusted for inflation. Transener has asked the ENRE, in its capacity as the main party to the construction, operation and maintenance agreement relating to Transener’s construction of the transmission line, (which includes approximately 2,550 high voltage towers and the expansion of the Piedra del Águila, Choele Choel, Bahía Blanca, Olavarría and Abasto substations, which we refer to collectively as the Fourth Line), to redetermine such revenue. In December 2008, the ENRE approved the redetermination of our revenues and established, that as of October 2008, the income to be collected in connection with the Fourth Line is Ps. 75.9 million (plus taxes). However, because the ENRE has not developed an adjustment procedure, Transener has filed an administrative claim with the ENRE. We cannot predict when the ENRE will respond to our request. If the ENRE fails to increase the revenues we receive under the Fourth Line contract on the terms requested, we could face significant losses on our investment in the construction of, and losses in the operation and maintenance of, such transmission line, which could have a material adverse effect on our overall financial condition and results of operations.

Increasing competition in our non-regulated transmission activities could lead to lower revenues

     We generate a material portion of our transmission revenues from non-regulated transmission activities, including the construction and installation of electrical assets and equipment, non-network line operation and maintenance, supervision of the expansion of the NIS, supervision of independent transmitters’ operation and maintenance and other services. These non-regulated revenues represented 26.6% of Transener’s revenues in 2008. We believe that these non-regulated revenues will continue to be an important part of our transmission business. Historically, Transener has not experienced significant competition in these areas of service (with the exception of its construction and international activities). However, we cannot make any assurance that competition will not substantially increase in the future or that such competition will not contribute directly to decreased revenues, which would adversely affect our financial condition and results of operations.

Transener is highly leveraged, which could limit its financing options or even its ability to service its debt and consequently have an adverse effect on our results of operations

     As of March 31, 2009, Transener’s total consolidated indebtedness, denominated in U.S. Dollars and Pesos, amounted to the equivalent of approximately U.S. $188.0 million (Ps. 699.5 million), including accrued but unpaid interest, penalties, post-default interest rate increases and the effect of the discount to net present value applied to the restructured debt under Argentine GAAP. Transener’s leverage may impair its ability to service its indebtedness and obtain additional financing in the future, withstand competitive pressure and adverse economic conditions or take advantage of significant business opportunities that may arise, each of which could adversely affect our results of operations or growth prospects.

Transener has not completed the legal transfer and registration of title of all of the properties transferred to it and Transba pursuant to the transmission concessions, which could result in potentially significant losses if any defect in title is later discovered

     Under their concessions, Transener and Transba became the owners of a large number of properties, including land and buildings associated with the substations, transformers, and other installations previously owned by the predecessor owners of Transener and Transba. Transener is in the process of finalizing certain formalities to legally perfect the transfer of title to these properties to Transener and Transba. Transener and Transba have completed the legal transfer of, and Transener and Transba have registered title to, approximately 85% and 61%, respectively, of these properties as of March 31, 2009. Transener is taking steps to establish and/or record legal title to the remaining properties. Although the concessions contain representations by the predecessor owners of Transener and Transba that they possessed good and valid title to all such properties, if Transener discovers any defects in title during such process, Transener will be liable for any payments required to cure such defects because the predecessor owners no longer exist. We cannot make assurances that any such defect in title, or the costs associated with curing such defect, will not adversely affect our financial condition or results of operations.

Risks Relating to our Distribution Business

The failure to negotiate further improvements to our distribution tariff structure, including increases in our distribution margin, could have a material adverse effect on our distribution business and prospects

     We are currently engaged in a Revisión Tarifaria Integral (Integral Tariff Review, or Edenor RTI) with the ENRE to achieve a comprehensive revision of our distribution tariff structure, including further increases in our distribution margins and periodic adjustments based on changes in our distribution cost base, to provide us with an adequate return on our distribution asset base. Although we believe the Edenor RTI will result in a new tariff structure in the near future, we cannot make assurances that the Edenor RTI will conclude in a timely manner or at all, or that the new tariff structure will effectively cover all of our distribution costs and provide us with an adequate return. Moreover, the Edenor RTI could result in the adoption of an entirely new regulatory framework for our distribution business, with additional terms and restrictions on our distribution operations and the imposition of mandatory investments. We also cannot predict whether a new regulatory framework will be implemented and what terms or restrictions could be imposed on our operations. If we are not successful in achieving a satisfactory renegotiation of our distribution tariff structure, our financial condition and results of operations may be materially adversely affected.

We may not be able to adjust our distribution tariffs to reflect increases in our distribution costs in a timely manner, or at all, which may have a material adverse effect on our financial condition and results of operations

     In February 2006, Edenor entered into an agreement with the Argentine government relating to the adjustment and renegotiation of the terms of Edenor’s concession (Acta Acuerdo sobre la Adecuación del Contrato de Concesión del Servicio Público de Distribución y Comercialización de Energía Eléctrica, or the Adjustment Agreement). The Adjustment Agreement contemplates a cost adjustment mechanism for the transition period during which the Edenor RTI is being conducted. This mechanism, known as the Cost Monitoring Mechanism, or CMM, requires the ENRE to review Edenor’s actual distribution costs every six months (in May and November of each year) and adjust Edenor’s distribution margins to reflect variations of 5% or more in Edenor’s distribution cost base. Edenor may also request that the ENRE apply the CMM at any time that the variation in Edenor’s distribution cost base is at least 10% or more. Any adjustments, however, are subject to the ENRE’s assessment of variations in Edenor’s costs, and we cannot guarantee that the ENRE will approve adjustments that are sufficient to cover Edenor’s actual incremental costs. In addition, there likely will be a lag in time between when Edenor actually experiences increases in its distribution costs and when Edenor receives increased revenues following the corresponding adjustments, if any, to Edenor’s distribution margins pursuant to the CMM. If Edenor is not able to recover all of these incremental costs or there is a significant lag time between when Edenor incurs the incremental costs and when Edenor receives increased revenues, we may experience a decline in our results of operations, which may have a material adverse effect on our financial condition and the market value of our shares and ADSs .

Our distribution tariffs may be subject to challenge by Argentine consumer and other groups

     In November 2006, two Argentine consumer associations, Asociación Civil por la Igualdad y la Justicia (ACIJ) and Consumidores Libres Cooperativa Limitada de Provisión de Servicios de Acción Comunitaria, brought an action against Edenor and the Argentine government before a federal administrative court seeking to block the ratification of the Adjustment Agreement on the grounds that the approval mechanism was unconstitutional. In March 2007, the federal administrative court dismissed these claims and ruled in Edenor’s favor on the grounds that the adoption of Executive Decree No. 1957/06, which ratified the Adjustment Agreement, rendered this action moot. The ACIJ appealed this decision in April 2007, and the appeal was decided in Edenor’s favor. However, in April 2008, the ACIJ filed another complaint challenging the procedures utilized by the Argentine congress in approving the Adjustment Agreement, to which Edenor timely replied. In addition, in 2008, the defensor del pueblo (Public Ombudsman) filed a claim opposing the resolutions establishing the tariff schedule, effective as of October 1, 2008, and naming Edenor as defendant. On January 27, 2009, the ENRE notified Edenor of a preliminary injunction, as a result of the Ombudsman’s claim, pursuant to which Edenor was ordered to refrain from cutting the energy supply to customers challenging the October 2008 tariff increase until a decision is reached with respect to the claim. This injunction has been appealed by Edenor and the Argentine government, the resolution of which is still pending as of the date of this registration statement. See “Item 8. Financial Information—Legal Proceedings—Distribution—Proceedings challenging the renegotiation of Edenor’s concession.” We cannot make assurances regarding how these complaints will be resolved nor can we make assurances that other actions or requests for injunctive relief will not be brought by these or other groups seeking to reverse the adjustments Edenor has obtained or to block any further adjustments to our distribution tariffs. If these legal challenges are successful and prevent us from implementing tariff adjustments granted by the Argentine government, we could face a decline in collections from distribution customers, and a decline in our results of operations, which may have a material adverse effect on our financial condition and the market value of our shares and ADSs.

If we experience continued energy shortages in the face of growing demand for electricity, our ability to deliver electricity to our customers could be adversely affected, which could result in customer claims, material penalties and decreased results of operations

     In recent years, the condition of the Argentine electricity market has provided little incentive to generators to further invest in increasing their generation capacity, which would require material long-term financial commitments. As a result, Argentine electricity generators are currently operating at near full capacity and may not be able to guarantee the supply of electricity to distribution companies which, in turn, could limit the ability of these companies, including Edenor, to provide electricity to customers, and could lead to a decline in growth of such companies. Under Argentine law, distribution companies, such as Edenor, are responsible to their customers for any disruption in the supply of electricity. To date, the Argentine authorities have not been called upon to decide under which conditions energy shortages may constitute force majeure. In the past, however, the Argentine authorities have taken a restrictive view of force majeure and have recognized the existence of force majeure only in limited circumstances, such as internal malfunctions at the customer’s facilities, extraordinary meteorological events (such as major storms) and third party work in public thoroughfares. As a result, we could face customer claims and fines and penalties for service disruptions caused by energy shortages unless the relevant Argentine authorities determine that energy shortages constitute force majeure, which could have a materially adverse effect on our financial condition and consolidated results of operations.

Our distribution business has been, and may continue to be, subject to fines and penalties that could have a material adverse effect on our financial condition and results of operations

     We operate in a highly regulated environment and our distribution business has been and in the future may continue to be subject to significant fines and penalties by regulatory authorities, including for reasons outside our control, such as service disruptions attributable to problems at generation facilities or in the transmission network that result in a lack of electricity supply. After 2001, the amount of fines and penalties imposed on our distribution business increased significantly, which we believe is mainly due to the economic and political environment in Argentina following the 2001 economic crisis. Although the Argentine government has agreed to forgive a significant portion of these accrued fines and penalties pursuant to the Adjustment Agreement and to allow Edenor to repay the remaining balance over time, this forgiveness and repayment plan is subject to a number of conditions, including compliance with quality of service standards, reporting obligations and required capital investments. As of March 31, 2009, accrued fines and penalties in our distribution business totaled Ps. 330.3 million (taking into account adjustments following the ratification of the Adjustment Agreement). If our distribution business fails to comply with any of these conditions, the Argentine government may seek to obtain payment of these fines and penalties. In addition, we cannot make any assurances that our distribution business will not incur material fines in the future, which could have a material adverse effect on our financial condition and results of operations and the market value of our shares and ADSs.

If we are unable to control energy losses in our distribution business, our results of operations could be adversely affected

     Our distribution concession does not permit our distribution business to pass through to our customers the cost of additional energy purchased to cover any energy losses that exceed the loss factor contemplated by the concession, which is, on average, 10%. As a result, if our distribution business experiences energy losses in excess of those contemplated by the concession, we may record lower operating profits than we anticipate. Prior to the 2001 economic crisis in Argentina, Edenor had been able to reduce the high level of energy losses experienced at the time of the privatization to the levels contemplated (and reimbursed) under the concession. However, during the 2001 economic crisis, Edenor’s level of energy losses, particularly Edenor’s non-technical losses, started to grow again, in part as a result of the increase in poverty levels and, with it, the number of delinquent accounts and fraud. Although Edenor has been able to reduce energy losses in recent periods, these losses continue to exceed the 10% average loss factor in the concession, and based on the current economic turmoil, we do not expect these losses to decrease in the near term. Energy losses in our distribution business amounted to 10.8% in 2008, 11.6% in 2007 and 11.1% in 2006. We cannot make any assurances that energy losses will not increase again in future periods, which may lead to lower margins in our distribution segment and could adversely affect our financial condition and consolidated results of operations and the market value of our shares and ADSs.

We could incur material labor liabilities in connection with outsourcing in our distribution business that could have an adverse effect on our business and results of operations

     We outsourced a number of activities related to our distribution business to third party contractors in order to maintain a flexible cost base. We had approximately 3,141 third-party employees under contract in our distribution business as of March 31, 2009. Although we have very strict policies regarding compliance with labor and social security obligations by contractors, we are not in a position to ensure that contractors’ employees will not initiate legal actions to seek indemnification from us based upon a number of judicial rulings issued by labor courts in Argentina recognizing joint and several liability between the contractor and the entity to which it is supplying services in certain circumstances. We cannot make any assurances that such proceedings will not be brought against us or that the outcome of such proceedings would be favorable to us. If we were to incur material labor liabilities in connection with the outsourcing of our distribution business it could have an adverse effect on our financial condition and consolidated results of operations.

Our exclusive right to distribute electricity in our service area may be adversely affected by technological or other changes in the energy distribution industry, the loss of which would have a material adverse effect on our business

     Although our distribution concession grants us the exclusive right to distribute electricity within our service area, this exclusivity may be terminated in whole or in part if technological changes make it possible for the energy distribution industry to evolve from its present condition as a natural monopoly into a competitive business. Although, to our knowledge, there are currently no projects to introduce new technologies in the medium or long-term which could reasonably be expected to alter the current landscape of the electricity distribution business, we cannot make assurances that future developments will not introduce competition that would adversely affect the exclusivity right granted by the concession. Any total or partial loss of our exclusive right to distribute electricity within our service area would likely lead to increased competition, and result in lower revenues in our distribution segment, which could have a material adverse effect on our financial condition and consolidated results of operations and the market value of our shares and ADSs.

Risks Relating to our Shares and ADSs

Restrictions on the movement of capital out of Argentina may impair the ability of holders of ADSs to receive dividends and distributions on, and the proceeds of any sale of, the shares underlying the ADSs, which could affect the market value of the ADSs

     The Argentine government may impose restrictions on the conversion of Argentine currency into foreign currencies and on the remittance to foreign investors of proceeds from their investments in Argentina. Argentine law currently permits the government to impose this kind of restrictions temporarily in circumstances where a serious imbalance develops in Argentina’s balance of payments or where there are reasons to foresee such an imbalance. Beginning in December 2001, the Argentine government implemented an unexpected number of monetary and foreign exchange control measures that included restrictions on the free disposition of funds deposited with banks and on the transfer of funds abroad, including dividends, without prior approval by the Central Bank, some of which are still in effect. Among the restrictions that are still in effect are those relating to the payment prior to maturity of the principal amount of loans, bonds or other securities owed to non-Argentine residents, the requirement for Central Bank approval prior to acquiring foreign currency for certain types of investments and the requirement that 30% of certain types of capital inflows into Argentina be deposited in a non-interest-bearing account in an Argentine bank for a period of one year. Although the transfer of funds abroad in order to pay dividends no longer requires Central Bank approval, restrictions on the movement of capital to and from Argentina such as the ones which previously existed could, if reinstated, impair or prevent the conversion of dividends, distributions, or the proceeds from any sale of shares, as the case may be, from Pesos into U.S. Dollars and the remittance of the U.S. Dollars abroad. We cannot make assurances that the Argentine government will not take similar measures in the future. In such a case, the depositary for the ADSs may hold the Pesos it cannot convert for the account of the ADS holders who have not been paid. Nonetheless, the adoption by the Argentine government of restrictions on the movement of capital out of Argentina may effect the ability of our foreign shareholders and holders of ADSs to obtain the full value of their shares and ADSs and may adversely effect the market value of our shares and ADSs.

ADS holders’ ability to receive cash dividends may be limited

     Our shareholders’ ability to receive cash dividends may be limited by the ability of the depositary to convert cash dividends paid in Pesos into U.S. Dollars. Under the terms of our deposit agreement with the depositary for the ADSs, the depositary will convert any cash dividend or other cash distribution we pay on the common shares underlying the ADSs into U.S. Dollars, if it can do so on a reasonable basis and can transfer the U.S. Dollars to the United States. If this conversion is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. If the exchange rate fluctuates significantly during a time when the depositary cannot convert the foreign currency, shareholders may lose some or all of the value of the dividend distribution.

Under Argentine law, shareholder rights may be fewer or less well defined than in other jurisdictions

     Our corporate affairs are governed by our by-laws and by Argentine corporate law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States, such as the States of Delaware or New York, or in other jurisdictions outside Argentina. In addition, the rights of holders of the ADSs or the rights of holders of our common shares under Argentine corporate law to protect their interests relative to actions by our board of directors may be fewer and less well defined than under the laws of those other jurisdictions. Although insider trading and price manipulation are illegal under Argentine law, the Argentine securities markets are not as highly regulated or supervised as the U.S. securities markets or markets in some other jurisdictions. In addition, rules and policies against self-dealing and regarding the preservation of shareholder interests may be less well-defined and enforced in Argentina that in the United States, putting holders of our common shares and ADSs at a potential disadvantage.

Holders of ADSs may be unable to exercise voting rights with respect to the common shares underlying the ADSs at our shareholders’ meetings

     Shares underlying the ADSs are held by the depositary in the name of the holder of the ADS. As such, we will not treat holders of ADSs as one of our shareholders and holders of ADSs will not have shareholder rights. The depositary will be the holder of the shares underlying the ADSs and holders may exercise voting rights with respect to the shares represented by the ADSs only in accordance with the deposit agreement relating to the ADSs. There are no provisions under Argentine law or under our by-laws that limit the exercise by ADS holders of their voting rights through the depositary with respect to the underlying shares. However, there are practical limitations on the ability of ADS holders to exercise their voting rights due to the additional procedural steps involved in communicating with these holders. For example, holders of our shares will receive notice of shareholders’ meetings through publication of a notice in an official gazette in Argentina, an Argentine newspaper of general circulation and the daily bulletin of the Buenos Aires Stock Exchange, and will be able to exercise their voting rights by either attending the meeting in person or voting by proxy. ADS holders, by comparison, do not receive notice directly from us. Instead, in accordance with the deposit agreement, we provide the notice to the depositary. If we ask it to do so, the depositary will mail to holders of ADSs the notice of the meeting and a statement as to the manner in which instructions may be given by holders. To exercise their voting rights, ADS holders must then instruct the depositary as to voting the shares represented by their ADSs. Due to these procedural steps involving the depositary, the process for exercising voting rights may take longer for ADS holders than for holders of shares and shares represented by ADSs may not be voted as the holders of ADSs desire. Shares represented by ADSs for which the depositary fails to receive timely voting instructions may, if requested by us, be voted at the corresponding meeting either in favor of the proposal of the board of directors or, in the absence of such a proposal, in accordance with the majority.

Our shareholders may be subject to liability for certain votes of their securities

     Because we are a limited liability corporation, our shareholders are not liable for our obligations. Shareholders are generally liable only for the payment of the shares they subscribe. However, shareholders who have a conflict of interest with us and who do not abstain from voting at the respective shareholders’ meeting may be liable for damages to us, but only if the transaction would not have been approved without such shareholders’ votes. Furthermore, shareholders who willfully or negligently vote in favor of a resolution that is subsequently declared void by a court as contrary to the law or our by-laws may be held jointly and severally liable for damages to us or to other third parties, including other shareholders.

Provisions of our by-laws could deter takeover attempts and have an adverse impact on the price of our shares and the ADSs

     Our by-laws contain provisions that may discourage, delay or make more difficult a change in control of our Company or the removal of our directors, such as the rules that require any shareholder to present a tender offer as a result of the acquisition of a significant participation or the acquisition of a controlling interest in the event it purchases shares representing 35% or more than 50%, respectively, of our capital stock. These provisions, as well as other provisions of our charter and by-laws, may delay, defer or prevent a transaction or a change in control that might otherwise be in the best interest of our shareholders and may adversely affect the market value of our shares and ADSs.

Item 4. Information on the Company

     We were incorporated as an Argentine limited liability corporation (sociedad anónima) in 1945 under the name Frigorífico La Pampa S.A. In 2003, we suspended our former business activities, which were limited to the ownership and operation of a warehouse building. In 2005, Messrs. Damián Mindlin, Gustavo Mariani and Ricardo Torres acquired a controlling stake in us. Following this acquisition, we changed our name to Pampa Holding S.A. As a result of the acquisitions we have made since 2006, we are currently the largest fully integrated electricity company in Argentina and, through our subsidiaries and co-controlled companies, we engage in the generation, transmission and distribution of electricity in Argentina. We changed our name again to Pampa Energía S.A. in September 2008.

     We operate our electricity businesses in a highly regulated environment. Our hydroelectric generation activities and our transmission and distribution activities are subject to the terms of concessions granted by the Argentine government. In addition, our electricity prices and our transmission and distributions prices are subject to regulation by Federal and respective provincial governments. In addition, our electricity prices and our transmission and distribution prices are subject to regulation by the Argentine Government, acting through the Secretaría de Energía (Secretariat of Energy) and the ENRE.

     Pampa Energía S.A. is organized as a sociedad anónima under the laws of Argentina. Our principal executive offices are located at Bouchard 547, 26th Floor, City of Buenos Aires, Argentina (C1106ABG). Our telephone number is + 54 11 4510 9500. Our website address is www.pampaenergia.com. None of the information available on our website or elsewhere will be deemed to be included or incorporated by reference into this registration statement.

THE ARGENTINE ELECTRICITY SECTOR

History

     Electricity was first made available in Argentina in 1887 with the first public street lighting in Buenos Aires. The Argentine government’s involvement in the electricity sector began in 1946 with the creation of the Dirección General de Centrales Eléctricas del Estado (General Directorate of Electric Power Plants of the State) to construct and operate electricity generation plants. In 1947, the Argentine government created Agua y Energía Eléctrica S.A. (Water and Electricity, or AyEE) to develop a system of hydroelectric generation, transmission and distribution for Argentina.

     In 1961, the Argentine government granted a concession to Compañía Italo Argentina de Electricidad (Italian-Argentine Electricity Company, or CIADE) for the distribution of electricity in a part of the City of Buenos Aires. In 1962, the Argentine government granted a concession formerly held by the Compañía Argentina de Electricidad (Argentine Electricity Company, or CADE) to Servicios Eléctricos del Gran Buenos Aires (Electricity Services of Greater Buenos Aires, or SEGBA) for the generation and distribution of electricity to parts of Buenos Aires. In 1967, the Argentine government granted a concession to Hidroeléctrica Norpatagónica S.A. (Hidronor) to build and operate a series of hydroelectric generation facilities. In 1978, CIADE transferred all of its assets to the Argentine government, following which CIADE’s business became government-owned and operated.

     By 1990, virtually all of the electricity supply in Argentina was controlled by the public sector (97% of total generation). The Argentine government had assumed responsibility for the regulation of the industry at the national level and controlled all of the national electricity companies, AyEE, SEGBA and Hidronor. The Argentine government also represented Argentine interests in generation facilities developed or operated jointly with Uruguay, Paraguay and Brazil. In addition, several of the Argentine provinces operated their own electricity companies. Inefficient management and inadequate capital spending, which prevailed under national and provincial government control, were in large measure responsible for the deterioration of physical equipment, decline in quality of service and proliferation of financial losses that occurred during this period.

     In 1991, as part of the economic plan adopted by then President Carlos Menem, the Argentine government undertook an extensive privatization program of all major state-owned industries, including within the electricity generation, transmission and distribution sectors. In 1992, the Argentine congress adopted Law No. 24,065, the Electricity Regulation Framework (a supplement to Law No. 15,336, Federal Electricity Law, and its Administrative Order No. 1,398/92), which was the keystone for the reform and privatization of the sector. The goal of the law was to modernize the electricity sector by promoting efficiency, competition, improved service and private investment. It restructured and reorganized the sector, and provided for the privatization of virtually all business activities that had been carried out by Argentine state-owned enterprises. The law established the basis for the ENRE and other institutional authorities in the sector, the administration of the wholesale electricity market, or WEM, pricing at the spot, tariff-setting in regulated areas and for evaluating assets to be privatized. This law also had a profound, albeit indirect, impact at the provincial level, as virtually all of the provinces followed the regulatory and institutional guidelines of this law. Finally, this law, which continues to provide the framework for regulation of the electricity sector since the privatization of this sector, divided generation, transmission and distribution of electricity into separate businesses, each subject to segment-specific regulation.

     Under Law No. 24,065, distribution and transmission activities are considered public services and defined as monopolies. These activities are completely regulated by the government and require a concession. Although the concessions granted to distributors do not impose specific investment parameters, distributors are obligated to connect new customers and meet any increased demand. The expansion of existing transmission facilities by the respective concessionaires is not restricted. In contrast, generation, although regulated by the government, is not deemed a monopoly activity and is subject to free competition by new market entrants. Operation of hydroelectric power plants requires a concession from the government. New generation projects do not require concessions but must be registered with the Secretariat of Energy.

     Many of the provincial governments, following the privatization path in the sector, have established their own politically and financially independent regulatory bodies at the provincial level. Previously, the utilities themselves had played a major role in making sector policies and setting tariffs for the provinces.

     At the end of 2001 and beginning of 2002, Argentina experienced an unprecedented crisis that virtually paralyzed the country’s economy through most of 2002 and led to radical changes in government policies. See “Item 5. Operating and Financial Review and Prospects—Factors Affecting our Results of Operations—Argentine economic conditions and inflation.” The crisis and the government’s policies during this period severely affected the electricity sector. Pursuant to the Emergency Law, the Argentine government, among other measures:

  converted electricity prices and transmission and distribution tariffs from their original U.S. Dollar values to Pesos at a rate of Ps. 1.00 per U.S. $1.00;

  froze all regulated transmission and distribution tariffs, revoked all price adjustment provisions and inflation indexation mechanisms in public utility concessions (including electricity transmission and distribution concessions), and empowered the Executive Branch to conduct a renegotiation of these concessions, including the tariffs for electricity transmission and distribution services; and

  required that spot prices on the wholesale electricity market be calculated based on the price of natural gas (which is also regulated by the Argentine government), regardless of the fuel actually used in generation activities, even if gas is unavailable.

     These measures created a huge structural deficit in the operation of the wholesale electricity market and, combined with the devaluation of the Peso and high rates of inflation, had a severe effect on the electricity sector in Argentina, as electricity companies experienced a decline in revenues in real terms and a deterioration of their operating performance and financial condition. Most electricity companies had also incurred large amounts of foreign currency indebtedness under the Convertibility regime. Following the elimination of the Convertibility regime and the resulting devaluation of the Peso, the debt service burden of these companies increased sharply, leading many of these companies to suspend payments on their foreign currency debt in 2002. This situation caused many Argentine electricity generators, transmission companies and distributors to defer further investments in their networks. As a result, Argentine electricity market participants, particularly generators, are currently operating at near full capacity, which could lead to insufficient supply to meet a growing national energy demand. In addition, the economic crisis and the resulting emergency measures had a material adverse effect on other energy sectors, including oil and gas companies, which has led to a significant reduction in natural gas supplies to generation companies that use this commodity in their generation activities.

     To address the electricity crisis, in December 2004 the Argentine government adopted new rules to readapt or readjust the marketplace, but these rules will not come into effect until the construction of two new 800 MW combined cycle generators is completed. These generators are currently scheduled to commence operations at full capacity in the second half of 2009. The costs of construction will be primarily financed with net revenues of generators derived from energy sales in the spot market, special charges to non-residential consumers per MWh of energy billed and specific charges from CAMMESA applicable to large users that will be deposited in the FONINVEMEM. See “Price Behavior in the WEM—FONINVEMEM.” We cannot make any assurances that the Argentine government will complete these projects in a timely manner, or at all.

     The construction of these new generators reflects a recent trend by the Argentine government to take a more active role in promoting energy investments in Argentina. In addition to these projects, in April 2006 the Argentine congress enacted a law that authorized the Executive Branch to create a special fund to finance infrastructure improvements in the Argentine energy sector through the expansion of generation, distribution and transmission infrastructure relating to natural gas, propane and electricity. The special fund would obtain funds through cargos específicos (specific charges) passed on to customers as an itemization on their energy bills, but it has not yet been implemented. We cannot make any assurances that the Argentine government will complete the implementation of these new projects in a timely manner, if at all.

     Finally, in September 2006 the Argentine government, in an effort to respond to the sustained increase in energy demand following Argentina’s economic recovery after the crisis, adopted new measures that seek to ensure that energy available in the market is used primarily to service residential users and industrial and commercial users whose energy demand is at or below 300 kW and who do not have access to other viable energy alternatives. In addition, these measures seek to create incentives for generation plants to meet increasing energy needs by allowing them to sell new energy generation into the Energía Plus (Energy Plus) system at unregulated market prices. See “Price Behavior in the WEM —Energía Plus.”

The Wholesale Electricity Market

     Transactions among different participants in the electricity industry take place through the wholesale electricity market, or WEM, which was organized concurrently with the privatization process as a competitive market in which generators, distributors and certain large users of electricity can buy and sell electricity at prices determined by supply and demand, and are allowed to enter into long-term electricity supply contracts. The WEM consists of:

  a term market where quantities, prices and contractual conditions are agreed upon directly between sellers and buyers;

  a spot market where prices are established on an hourly basis as a function of economic production cost; and

  a stabilized pricing system of spot prices, which we refer to as the seasonal price, set on a semi-annual basis and designed to mitigate the volatility of spot prices for purchases of electricity by distributors.

     The following chart shows the relationships among the various actors in the WEM.

CAMMESA

     The creation of the WEM made it necessary to create an entity in charge of the management of the WEM and the dispatch of electricity into the NIS. The duties were entrusted to CAMMESA, a private company created for this purpose.

     CAMMESA is in charge of:

  the dispatch of electricity into the NIS, maximizing the NIS’s safety and the quality of electricity supplied and minimizing wholesale prices in the spot market;

  planning energy capacity needs and optimizing energy use in accordance with the rules set forth from time to time by the Secretariat of Energy;

  monitoring the operation of the term market and administering the technical dispatch of electricity under agreements entered into in that market;

  acting as agent of the various WEM agents and carrying out the duties entrusted to it in connection with the electricity industry, including billing and collecting payments for transactions between WEM agents;

  purchasing and/or selling electric power from abroad or to other countries by performing the relevant import/export transactions; and

  providing consulting and other related services.

     Five groups of entities each holds 20% of the capital stock of CAMMESA. The five groups are the Argentine government, the associations that represent the generation companies, transmission companies, distribution companies and large users.

     CAMMESA is managed by a board formed by representatives of its shareholders. The board of CAMMESA is composed of ten regular and ten alternate directors. Each of the associations that represent generation companies, transmission companies, distribution companies and large users are entitled to appoint two regular and two alternate directors of CAMMESA. The other directors of CAMMESA are the Secretariat of Energy, who is the board chairman, and an independent member, who acts as vice chairman. The decisions adopted by the board of directors require the affirmative vote of the board chairman. CAMMESA’s operating costs are financed through mandatory contributions by the WEM agents.

Key Participants

Generators

     Generators are companies with electricity generating plants that sell output either partially or wholly through the NIS. Generators are subjected to the scheduling and dispatch rules set out in the regulations. Privately owned generators may also enter into direct contracts with distributors or large users. As of March 31, 2009, Argentina had a nominal installed capacity as reported by CAMMESA of approximately 26,244 MW. As of the same date, there were approximately 54 generating companies connected to the wholesale electricity market in Argentina, most of them operating more than one generation plant. Broken down by type of generation, the Argentine generators include 33 thermal generation companies, 18 hydroelectric generation companies, 2 bi-national hydroelectric generation companies and 1 national nuclear generation company.

     The following table sets forth the primary participants in the Argentine electricity generation sector as of March 31, 2009, including the total capacity of each:

							Total Hydro-
	Steam	Gas	Combined	Diesel	Total Thermal	Total Nuclear	electric
Company	Turbine	Turbine	Cycle	Engine	Generation	Generation	Generation	Total	%

	(all values in MW, except percentages)
Yacyreta							2,040	2,040	7.8%
Costanera	1,131		851		1,982			1,982	7.6%
C.Puerto	979		798		1,777			1,777	6.8%
EPEC	200	297			497		918	1,415	5.4%
H.P.D. AG							1,400	1,400	5.3%
H.Chocon							1,380	1,380	5.3%
AES Alicura							1,050	1,050	4.0%
S.Grande (Arg)							945	945	3.6%
Dock Sud		72	798		870			870	3.3%
AES Parana			845		845			845	3.2%
PP. Energy			828		828			828	3.2%
S.Nicolas	650	25			675			675	2.6%
Genelba			674		674			674	2.6%
Capex			661		661			661	2.5%
Nasa						648		648	2.5%
C.T. Piedra Buena (*)	620				620			620	2.4%
T.G.M.Belgrano			572		572			572	2.2%
T.G.S.Martin			553		553			553	2.1%
CT.Mendoza	120	14	374		508			508	1.9%
H.C.Color.							472	472	1.8%
H Futaleuf							472	472	1.8%
C.Costa Atlantica	260	170			430			430	1.6%
C.T.Salta		411			411			411	1.6%
HIDISA (*)							388	388	1.5%
Loma de la Lata (*)(1)		375			375			375	1.4%
Güemes (*)(2)	261	100			361			361	1.4%
NASA						357		357	1.4%
Costanera			322		322			322	1.2%
Pecom Energía							285	285	1.1%
Pluspetrol		232			232			232	0.9%
HINISA (*)(3)							224	224	0.9%
Sorrento	217				217			217	0.8%
Gen.Med.		120	68		188			188	0.7%
Enarsa Bsas Lit.		61		103	164			164	0.6%
Siderca		163			163			163	0.6%
Ctpat		160			160			160	0.6%
Others	0	701	142	155	998	0	582	1,580	6.0%

Total	4,438	2,901	7,486	258	15,083	1,005	10,156	26,244	100.0%

_______________________________
(*)	Pampa Energía generation assets.
(1)	Loma de la Lata has an installed capacity of 375 MW and an average effective capacity of 369 MW.
(2)	Includes 100 MW of new generation.
(3)	HINISA has an installed capacity of 265 MW and an effective capacity of 224 MW.
Source: CAMMESA

     For a discussion of the increase in capacity of the electricity generation sector during 2008 and 2009, see “Item 5. Operating and Financial Review and Prospects—Factors Affecting our Results of Operations Electricity Demand.”

Transmitters

     Transmission companies hold a concession to transmit electric energy from the bulk supply point to electricity distributors. The transmission activity in Argentina is subdivided into two systems: the High Voltage Transmission System (STEEAT), which operates at 500 kV and transports electricity between regions, and the regional distribution system (STEEDT) which operates at 132/220 kV and connects generators, distributors and large users within the same region. Transener is the only company in charge of the STEEAT, and six regional companies are located within the STEEDT (Litsa, Transnoa, Transnea, Transpa, Transba and Distrocuyo). In addition to these companies, there are also independent transmission companies that operate under a technical license provided by the STEEAT or STEEDT companies.

     Transmission and distribution services are carried out through concessions. These concessions are redistributed periodically based on a re-bidding process. Transmission companies are responsible for the operation and maintenance of their networks, but not for the expansion of the system. The transmission concessions operate under the technical, safety and reliability standards established by the ENRE. Penalties are applied whenever a transmission concessionaire fails to meet these criteria, particularly those regarding outages and grid downtime. Generators can only build lines to connect to the grid, or directly to customers. Users pay for new transmission capacity undertaken by them or on their behalf. A public hearing process for these projects is conducted by the ENRE, which issues a “Certificate of Public Convenience and Necessity.” Transmission or distribution networks connected to an integrated system must provide open access to third parties under a regulated toll system unless there is a capacity constraint.

Distributors

     Distributors are companies holding a concession to distribute electricity to consumers. Distributors are required to supply any and all demand of electricity in their exclusive areas of concession, at prices (tariffs) and conditions set in regulation. Penalties for non-supply are included in the concessions agreements. The three distribution companies divested from SEGBA (Edenor, Edesur and Edelap) represent more than 45% of the electricity market in Argentina. Only a few distribution companies (i.e., Empresa Provincial de Energía de Córdoba, Empresa de Energía de Santa Fé, and Energía de Misiones) remain in the hands of the provincial governments and cooperatives.

     Concessions were issued for distribution and retail sale, with specific terms for the concessionaire stated in the contract. The concession periods are divided into “management periods” that allow the concessionaire to give up the concession at certain intervals.

Large users

     The wholesale electricity market classifies large users of energy into three categories: (1) Grandes Usuarios Mayores (Major Large Users, or GUMAs), (2) Grandes Usuarios Menores (Minor Large Users, or GUMEs) and (3) Grandes Usuarios Particulares (Particular Large Users, or GUPAs).

     Each of these categories of users has different requirements with respect to purchases of their energy demand. For example, GUMAs are required to purchase 50% of their demand through supply contracts and the remainder in the spot market, while GUMEs and GUPAs are required to purchase all of their demand through supply contracts.

     Large users participate in CAMMESA by appointing two acting and two alternate directors through the Asociación de Grandes Usuarios de Energía Eléctrica de la República Argentina (Argentine Association of Electric Power Large Users, or AGUEERA).

Regulatory and Legal Framework

Role of the government

     The national government restricted its participation in the electricity market to regulatory oversight and policy-making activities. These activities were assigned to agencies that have a close working relationship with one another and occasionally even overlap in their responsibilities. The national government has limited its holding in the commercial sector to the operation of the international hydropower projects and to the nuclear power plants. Provincial authorities followed the national government by divesting of commercial interests and creating separate policy-making and regulatory entities for the provincial sector.

Entities and jurisdiction

     The Secretariat of Energy is the principal national regulatory authority for the electricity sector. The Federal Board of Electric Energy, composed of representatives from each of Argentina’s 24 provinces, advises the Secretariat of Energy on policies related to the coordination and harmonization of these policies. The Secretariat of Energy is also in charge of overseeing the electricity sector and proposing any changes needed in the market.

     The ENRE is an autonomous supervisory body that operates under the Secretariat of Energy. The ENRE supervises the compliance of regulated transmission and distribution entities with established laws, regulations and operating criteria, including quality of service and environmental standards and guidelines against monopolistic behavior in the market. The ENRE also undertakes or resolves disputes among the different players of the sector and protects consumer interests. According to Law No. 24,065, the board of the ENRE is composed of five members, selected through a competitive process, after which the Secretariat of Energy and the Federal Board of Electric Energy nominate them for the approval by the Congress. At least a portion of the ENRE’s budgetary requirements is funded through fees from sector enterprises, and its professional staff is competitively hired.

Limits and restrictions

     To preserve competition in the electricity market, participants in the electricity sector are subject to vertical and horizontal restrictions, depending on the market segment in which they operate.

Vertical restrictions

     The vertical restrictions apply to companies that intend to participate simultaneously in different sub-sectors of the electricity market. These vertical restrictions were imposed by Law No. 24,065, and apply differently depending on each sub-sector as follows:

Generators

  Under Section 31 of Law No. 24,065, neither a generation company, nor any of its controlled companies or its controlling company, can be an owner or a majority shareholder of a transmitter company or the controlling entity of a transmitter company; and

  Under Section 9 of Decree No. 1398/1992, since a distribution company cannot own generation units, a holder of generation units cannot own distributions concessions. However, the shareholders of the electricity generator may own an entity that holds distribution units, either by themselves or through any other entity created with the purpose of owning or controlling distribution units.

Transmitters

  Under Section 31 of Law No. 24,065, neither a transmission company nor any of its controlled companies or its controlling entity, can be owner or majority shareholder or the controlling company of a generation company;

  Under Section 31 of Law No. 24,065, neither a transmission company nor any of its controlled companies nor its controlling company, can be owner or majority shareholder or the controlling company of a distribution company; and

  Under Section 30 of Law No. 24,065, transmission companies cannot buy or sell electric energy.

Distributors

  Under provision 31 of Law No. 24,065, neither a distribution company, nor any of its controlled companies or its controlling company, can be owner or majority shareholder or the controlling company of a transmission company; and

  Under Section 9 of Decree No. 1398/1992, a distribution company cannot own generation units. However, the shareholders of the electricity distributor may own generation units, either by themselves or through any other entity created with the purpose of owning or controlling generation units.

Definition of control

     The term “control” referred to in Section 31 of Law No. 24,065 (which establishes vertical restrictions), is not defined in the Electricity Regulation Framework. Section 33 of the Argentine Companies Law states that “companies are considered as controlled by others when the holding company, either directly or through another company: (1) holds an interest, under any circumstance, that grants the necessary votes to control the corporate will in board meetings or ordinary shareholders’ meetings; or (2) exercises a dominant influence as a consequence of holding shares, quotas or equity interest or due to special linkage between the companies.” We cannot assure you, however, that the electricity regulators will apply this standard of control in implementing the restrictions described above.

     The regulatory framework outlined above prohibits the concurrent ownership or control of (1) generation and transmission companies, and (2) distribution and transmission companies. Although we are a fully integrated electricity company engaged in the generation, transmission and distribution of electricity in Argentina, we are in compliance with these legal restrictions, as we do not hold a controlling interest, either directly or indirectly, in Transener.

Horizontal restrictions

     In addition to the vertical restrictions described above, distribution and transmission companies are subject to horizontal restrictions, as described below.

Transmitters

  According to Section 32 of Law No. 24,065, two or more transmission companies can merge or be part of a same economic group only if they obtain an express approval from the ENRE. Such approval is also necessary when a transmission company intends to acquire shares of another electricity transmission company;

  Pursuant to the concession agreements that govern the services rendered by private companies operating transmission lines above 132Kw and below 140Kw, the service is rendered by the concessionaire on an exclusive basis over certain areas indicated in the concession agreement; and

  Pursuant to the concession agreements that govern the services rendered by the private company operating the high-tension transmission services equal to or higher than 220Kw, the company must render the service on an exclusive basis and is entitled to render the service throughout the entire country, without territorial limitations.

Distributors

  Two or more distribution companies can merge or be part of a same economic group only if they obtain an express approval from the ENRE. Such approval is necessary when a distribution company intends to acquire shares of another electricity transmission or distribution company; and

  Pursuant to the concession agreements that govern the services rendered by private companies operating distribution networks, the service is rendered by the concessionaire on an exclusive basis over certain areas indicated in the concession agreement.

Electricity Prices

Spot prices

     The emergency regulations enacted after the Argentine crisis in 2001 had a significant impact on energy prices. Among the measures implemented pursuant to the emergency regulations were the pesification of prices in the wholesale electricity market, known as the spot market, and the requirement that all spot prices be calculated based on the price of natural gas, even in circumstances were alternative fuel such as diesel is purchased to meet demand due to the lack of supply of natural gas.

     Prior to the crisis, energy prices in the spot market were set by CAMMESA, which determined the price charged by generators for energy sold in the spot market of the wholesale electricity market on an hourly basis. The spot price reflected supply and demand in the wholesale electricity market at any given time, which CAMMESA determined using different supply and demand scenarios that dispatched the optimum amount of available supply, taking into account the restrictions of the transmission grid, in such a way as to meet demand requirements while seeking to minimize the production cost and the cost associated with reducing risk of system failure. The spot price set by CAMMESA compensated generators according to the cost of the last unit to be dispatched as measured at the Ezeiza 500 kV substation, which is the system’s load center and is in close proximity to the City of Buenos Aires. Dispatch order was determined by plant efficiency and the marginal cost of providing energy. In determining the spot price, CAMMESA also would consider the different costs incurred by generators not in the vicinity of Buenos Aires.

     In addition to energy payments for actual output at the prevailing spot market prices, generators would receive compensation for capacity placed at the disposal of the spot market, including stand-by capacity, additional stand-by capacity (for system capacity shortages) and ancillary services (such as frequency regulation and voltage control). Capacity payments were originally established and set in U.S. Dollars to allow generators to cover their foreign-denominated costs that were not covered by the spot price. However, in 2002, the Argentine government set capacity payments in reference to the Peso thereby limiting the purpose for which capacity payments were established.

     In 2003, the Secretariat of Energy adopted a resolution that set the spot price in the WEM based on the cost of natural gas as declared by gas-fired power stations, even if gas was not available to these power stations. This pricing policy, which continues to govern the establishment of prices in the spot market, does not depend on the marginal cost of the last power station dispatched. Rather, the spot price as recognized is equal to the marginal cost of the last gas-fired power station dispatched, regardless of whether that station has gas availability. As a result, if the power station dispatched last is fuel-oil-fed, the remaining power stations dispatched are not granted recognition of that fuel-oil-fed power station’s cut-off price. Rather, the remaining power stations are granted recognition for the cost that would have resulted if natural gas had been available and utilized.

     In 2008, as was the case in 2007, despite an initiative, known as the Projecto de Inyeccion Adicional Permanente (The Permanent Additional Injection Project, IAP Project), of the Sub Secretria de Combustibles (Under-Secretariat of Fuels) to increase the volume of gas channeled into electricity generation, the supply of gas was insufficient to meet electricity generation needs. Consequently, in 2008, the use of liquid fuels in the generation of electricity increased. The Argentine electricity sector consumed more gas oil and fuel oil in 2008 (718,000 tons and 2.3 million tons, respectively) than in any prior year. The high demand for gas, coupled with record high nominal oil prices in the international market, resulted in an increase in the costs of producing energy in 2008.

     The regulatory framework governing payment for generation capacity continues to be the same that governed in 2002, with generators receiving compensation for available capacity at Ps. 12 per MW.

     In 2008, the Secretariat of Energy changed the amount paid to generators in exchange for energy generated through fuel oil. The price paid by generators for the purchase of fuel oil was capped at U.S. $60.50/barrel plus an additional 10% of the total purchase cost for financial and administrative charges. In recognition of this price increase, the Secretariat of Energy instructed CAMMESA to recognize, as of April 24, 2008, the maximum capped price plus the 10% administrative cost, plus the cost of shipping the fuel oil, for the purchase of fuel oil of national origin by electricity generators. In October 2008, in reaction to significant variations in the price of crude oil and its derivatives in the international fuel market, the Secretariat of Energy again revised the calculation for the price of fuel oil. Specifically, the Secretariat of Energy instructed CAMMESA to recognize, as of November 1, 2008, a price based on a weekly average of 10 listed prices, less a differential of U.S. $2.50/barrel, plus the 10% for administrative and financial expenses, plus the shipping cost. In the event that listed prices in the international market increase, the maximum benchmark price to be recognized will be U.S. $60.50/barrel, plus the 10% for administrative costs, plus the cost of shipping.

Seasonal prices

     The emergency regulations also made significant changes to the seasonal prices charged to distributors in the wholesale electricity market, including the implementation of a cap (which varies depending on the category of customer) on the cost of electricity charged by CAMMESA to distributors at a price significantly below the spot price charged by generators. These prices did not change from since January 2005 until November 2008. See “Item 5. Operating and Financial Review and Prospects—Electricity Prices and Tariffs.”

     Prior to implementation of the emergency regulations, seasonal prices were regulated by CAMMESA as follows:

  prices charged by CAMMESA to distributors changed only twice per year (in summer and winter), with interim quarterly revisions in case of significant changes in the spot price of energy, despite prices charged by generators in the wholesale electricity market fluctuating constantly;

  prices were determined by CAMMESA based on the average cost of providing one MWh of additional energy (its marginal cost), as well as the costs associated with the failure of the system and several other factors; and

  CAMMESA would use seasonal database and optimization models in determining the seasonal prices and would consider both anticipated energy supplies and demand as follows:

¯ in determining supply, CAMMESA would consider energy supplies provided by generators based on their expected availability, committed imports of electricity and the availability declared by generators; and

¯ in determining demand, CAMMESA included the requirements of distributors and large users purchasing in the wholesale electricity market as well as committed exports.

Stabilization fund

     The stabilization fund, managed by CAMMESA, was created to absorb the difference between purchases by distributors at seasonal prices and payments to generators for energy sales at the spot price. When the spot price was lower than the seasonal price, the stabilization fund increased, and when the spot price was higher than the seasonal price, the stabilization fund decreased. The outstanding balance of this fund at any given time reflected the accumulation of differences between the seasonal price and the hourly energy price in the spot market. The stabilization fund was required to maintain a minimum amount to cover payments to generators if prices in the spot market during the quarter exceeded the seasonal price.

     Billing of all wholesale electricity market transactions is performed monthly through CAMMESA, which acts as the clearing agent for all purchases between participants in the market. Payments are made approximately 40 days after the end of each month.

     The stabilization fund was adversely affected as a result of the modifications to the spot price and the seasonal price made by the emergency regulations, pursuant to which seasonal prices were set below spot prices resulting in large deficits in the stabilization fund. As of March 31, 2009, the stabilization fund deficit totaled Ps. 10,450.8 million. This deficit has been financed by the Argentine government through loans to CAMMESA and with FONINVEMEM funds, but these continue to be insufficient to cover the differences between the spot price and the seasonal price.

Term market

     Generators are able to enter into agreements in the term market to supply energy and capacity to distributors and large users. Distributors are able to purchase energy through agreements in the term market instead of purchasing energy in the spot market. Term agreements typically stipulate a price based on the spot price plus a margin. Prices in the term market have at times been lower than the seasonal price that distributors are required to pay in the spot market. However, as a result of the emergency regulations, prices in the term market are currently higher than seasonal prices, particularly with respect to residential tariffs, making it unattractive to distributors to purchase energy under term contracts while prices remain at their current levels.

FONINVEMEM

     In 2004, the Argentine government, seeking to increase thermal generation capacity, created a fund called FONINVEMEM to be administered by CAMMESA and to provide funds for investment in thermal generation. To provide capital for the FONINVEMEM, the Secretariat of Energy invited all WEM participants holding interest-bearing receivable credits against CAMMESA, also known as LVFVDs (Sales Settlements with Due Date to be Determined), that originated from January 2004 to December 2006 to contribute these credits to the FONINVEMEM. In exchange, generators were entitled to participate in the construction of two new 800 MW combined cycle generators to be financed with funds from the FONINVEMEM. Consequently, on December 13, 2005, the generating companies “Sociedad Termoeléctrica Manuel Belgrano S.A.” and “Sociedad Termoeléctrica José de San Martín S.A.” were created. Generators that opted to participate in these projects received ten-year take-or-pay supply contracts of electricity and an equity interest in the two new power projects, which are currently scheduled to commence operations at full capacity in the second half of 2009. In addition, the Argentine government required generators to contribute 65% of their profits (in the case of hydroelectric generators) or variable margins (in the case of thermal generators) to the FONINVEMEM, to be repaid in 120 installments or, at each generator’s option, capitalized in the new power projects. However, because total investment in these two projects was expected to exceed available financing from the FONINVEMEM, in 2005 the Argentine government created special charges to non-residential consumers per MWh of energy billed and specific charges applicable to large users, in each case to be deposited in the FONINVEMEM.

     In 2007, the Argentine government amended the terms of the FONINVEMEM by reducing mandatory contributions from generators to 50% of profits or variable margins. Repayment of these contributions will also be made in 120 installments at LIBOR plus a percentage to be determined, which we expect will range from 1% to 2%. However, generators will no longer be permitted to capitalize their contributions. In addition, on May 31, 2007, the Secretariat of Energy offered generators the opportunity to allocate WEM credits contributed to the FONINVEMEN in 2007 to new electricity investments, so long as these investments were at least four times higher than the amount of the credits. In addition, the following conditions must be met:

  the investment project had to consist of the construction of a new generation plant or the installation of a new generation unit in an existing plant, or must involve an increase in the height of hydroelectric plants that produces an increase in generation;

  the reserved energy and capacity may be sold in the term market (including Energía Plus), and no exports are allowed during the first ten years;

  the project had to be submitted within 45 days from the date of publication of the resolution of the Secretariat of Energy approving this regime; and

  construction must have commenced before March 2008.

     In accordance with this resolution, we submitted all of our installed capacity expansion projects against our FONINVEMEN credits for 2007. These projects include HINISA, HIDISA, Central Piedra Buena, Güemes and Loma de la Lata, for an aggregate amount of approximately U.S. $13 million as of December 2007. On June 20, 2008 the Secretariat of Energy verified the Company’s proposal and instructed CAMMESA to pay the 2007 LVFVD, which as of December 31, 2008, had been duly collected. On July 24, 2008, the Secretariat of Energy issued Resolution No. 724/08 authorizing the execution of WEM committed supply agreements with generation agents, related to the repair and/or repowering of generation units and/or related equipment. This Resolution applies to those WEM generation agents filing plans to repair and/or repower their generating equipment and for which costs would exceed 50% of the revenues that they expect to receive on the spot market. Pursuant to the terms of the Resolution, the Secretariat of Energy evaluates the proposals filed by generation agents and determines which ones are eligible to enter a committed supply agreement. The Secretariat of Energy also determines whether the generation agent is eligible to receive financing for the difference between the costs of repairs and the compensation to be received under the proposed agreement. Under this Resolution, Piedra Buena and Loma de La Lata have each signed agreements that permit them to recover receivables from CAMMESSA up to 50% of the cost of any repairs or repowering of generation units and related equipment. As of the date of this registration statement, Loma de Lata has collected 100% of its 2008 receivables, as well as 100% of its receivables through April 2009 from CAMMESSA pursuant to the aforementioned agreements.

Energía Plus

     In September 2006, the Secretariat of Energy issued Resolution No. 1281/06 in an effort to respond to the sustained increase in energy demand following Argentina’s economic recovery after the crisis. This resolution seeks to create incentives for energy generation plants in order to meet increasing energy needs. The resolution’s principal objective is to ensure that energy available in the market is used primarily to service residential users and industrial and commercial users whose energy demand is at or below 300 kW and who do not have access to other viable energy alternatives. To achieve this, the resolution provides that:

  large users in the wholesale electricity market and large customers of distribution companies (in both cases above 300 kilowatts), will be authorized to secure energy supply up to their “base demand” (equal to their demand in 2005) by entering into term contracts; and

  large users in the wholesale electricity market and large customers of distribution companies (in both cases above 300 kilowatts) must satisfy any consumption in excess of their base demand with energy from the Energía Plus system at unregulated market prices. The Energía Plus system consists of the supply of additional energy generation from new generation and/or generating agents, co-generators or auto-generators that are not agents of the electricity market or who as of the date of the resolution were not part of the WEM. Large users in the wholesale electricity market and large customers of distribution companies can also enter into contracts directly with these new generators or purchase energy at unregulated market prices through CAMMESA.

     The resolution also established the price large users are required to pay for excess demand, if not previously contracted under Energía Plus, which is equal to the marginal cost of operations. This marginal cost is equal to the generation cost of the last generation unit transmitted to supply the incremental demand for electricity at any given time. The Secretariat of Energy established certain temporary price caps in place until December 2008, to be paid by large users for any excess demand (Ps. 225/MWh for GUDIs and Ps. 185/Mwh for GUMEs and GUMAs).

     Under this standard, Güemes increased its generation capacity by 98.8 MW ISO with the commencement of operations of its new LMS 100 generation unit. Güemes is the first WEM generator to provide services under the Energía Plus system. Service agreements will be executed under the Energía Plus plan for the entire net effective capacity of the expansion (98 MW) with various agents in the term market. Together with the approval from the Ministerio de Planificacion Federal, Inversion Publica y Servicios (Federal Planning, Public Investment and Services Ministry) of the profit margin presented by Güemes, the Secretariat of Energy authorized Güemes’ agreements with 108 term market agents for approximately 67 MW of contracted capacity. During 2008, 891 GWh were sold under the Energía Plus program.

     As of the date of this registration statement, we have other expansion projects aimed at taking advantage of the Energía Plus plan. See “—Our Business—Our Generation Business.”

OUR BUSINESS

Overview

     We are the largest fully integrated electricity company in Argentina. Our generation subsidiaries had an aggregate installed generating capacity of approximately 2,003 MW as of March 31, 2009, representing 7.7% of the installed generating capacity in Argentina at such date, and generated a total of 2,160 net GWh of electricity during the three-month period ended March 31, 2009, representing 8.0% of total electricity generated in Argentina during such period. We are also involved in different expansion projects to increase our generating capacity. We own an indirect co-controlling interest in Transener, which operates and maintains the largest high voltage electricity transmission system in Argentina, with more than 10,000 km of high voltage transmission lines that, as of December 31, 2008, represented approximately 95% of the high voltage system in Argentina, according to the information made available by CAMMESA. We believe that our subsidiary Edenor was the largest electricity distribution company in Argentina, in terms of number of customers and electricity sold (both in GWh and in Pesos) in 2008, based on publicly available figures released by electricity distribution companies in Argentina.

     Our principal assets are divided among our electricity generation, transmission and distribution businesses, as follows:

  Generation. Our generation assets include:

- HINISA and HIDISA, two hydroelectric power generation systems with an aggregate installed capacity of 653.6 MW located in the Province of Mendoza, which we acquired in October 2006;

- Güemes, a thermal generation plant with an installed capacity of 361 MW located in the Province of Salta, which we acquired in January 2007;

- Loma de la Lata, a thermal generation plant with an installed capacity of 369 MW located in the Province of Neuquén (close to one of Argentina’s largest gas fields bearing the same name as the plant), which we acquired in May 2007;

- Piedra Buena, a thermal generation plant with an installed capacity of 620 MW located in Ingeniero White, Bahia Blanca, in the Province of Buenos Aires, which we acquired in August 2007; and

- Inversora Ingentis, which holds 61% of the capital stock of Ingentis S.A. (Ingentis), the company developing a new generation project in the Province of Chubut, the Ingentis project.

  Transmission. We participate in the electricity transmission business through our co-controlling interest in Transener, which owns, operates and maintains the largest high voltage electricity transmission system in Argentina, and, through its subsidiary Transba, which owns and operates a separate high voltage transmission system located within the Province of Buenos Aires. We acquired our co-controlling interest in Transener in September 2006.

  Distribution. We are engaged in the electricity distribution business through our subsidiary Edenor, which holds a concession to distribute electricity on an exclusive basis to the northwestern zone of the greater Buenos Aires metropolitan area and the northern portion of the City of Buenos Aires, comprising an area of 4,637 square kilometers and a population of approximately seven million people. We acquired our controlling interest in Edenor in September 2007.

     In addition to our principal electricity assets, we hold other non-core assets and investments, including a 4.47% minority stake in San Antonio Global Ltd., a company that indirectly owns certain on-shore drilling and well treatment businesses, and a 13.3% minority stake in Cerámica San Lorenzo, a leading Argentine producer of ceramic floor coverings and tiles. We also hold certain real estate assets, including 44 lots for sale at Estancia Benquerencia (Benquerencia Exclusive Club), a real estate development located approximately 80 miles from the City of Buenos Aires, which we acquired in January 2006.

The following chart sets forth our corporate structure as of the date of this registration statement.

Our Strengths

We believe our main strengths are the following:

  Leader in the Argentine Electricity Sector. We are the largest fully integrated electricity company in Argentina. Through our subsidiaries or our co-controlled companies, we produced approximately 7.5% of the total electricity generated in Argentina during the year ended December 31, 2008, we own approximately 95% of the high voltage electricity transmission lines in Argentina and our distribution network served the largest number of electricity customers in Argentina, which at December 31, 2008 amounted to 2.5 million customers. As a result, we seek to maintain an ongoing dialogue with the Argentine government and regulators about issues related to the electricity industry and possible improvements to the regulatory framework in which our businesses operate.

  Local Presence and Expertise. We believe that our senior management’s local presence and expertise are important strengths. Our management team has significant experience working in the Argentine energy sector, and understands the complexities of the Argentine business environment, including operating within a stringent regulatory framework. In addition, we have a proven track record of identifying and executing attractive investment opportunities, structuring innovative solutions and rapidly executing them. We believe that our management team is well positioned to take advantage of additional opportunities in the Argentine electricity and energy sectors.

  One of the Most Seasoned Management Teams. It has been among our highest priorities to create one of the most experienced management teams in the electricity industry, based not only on the quality and experience of the executive officers that joined our business as a result of our acquisitions, but also based on the members of such management teams that we have recruited. Our generation segment has strong and stable operating management teams that have not changed significantly since our acquisition of these generation companies. Our distribution and transmission segments are operated entirely by their own management teams, each with significant experience and expertise in their respective sectors. We rely on them to continue to run these businesses and encourage interaction among all the teams to broaden and enhance their knowledge and understanding of the electricity sector in Argentina, which in turn creates productive and lasting synergies among the managerial teams in each of our segments. In turn, we provide these companies with financial expertise and administrative direction, such as assistance in the restructuring of their financial debt and the development and structuring of new projects.

  Opportunity to Enhance the Value of our Generation Assets. Most of our generation assets offer significant expansion opportunities, which provides us with an opportunity to significantly enhance the value of our generation assets by allowing us to take advantage of the pricing framework under the Argentine government’s Energía Plus regulations and any subsequent reform of the Argentine energy sector.

  Attractive Client Base in a Highly Developed Area of Argentina. Through our subsidiary Edenor, we distribute electricity on an exclusive basis in the northwestern zone of the greater Buenos Aires metropolitan area and the northern portion of the City of Buenos Aires, which is one of Argentina’s largest industrial and commercial centers. Edenor has a highly concentrated, urban client base characterized by high purchasing power and low delinquency in payments of electricity bills (with an average of less than five days of past due bills outstanding). Edenor’s geographically concentrated and urban client base also allows it to operate more efficiently with relatively lower distribution costs.

  Solid Capital Structure. We have been able to timely and successfully access the capital markets and the bank market to fund our growth and our expansions. In September 2006, we completed a Ps. 345 million capital increase, which was followed by a Ps. 1.3 billion capital increase in February 2007. Our holding company has virtually no outstanding indebtedness. Our transmission and distribution segments have successfully completed comprehensive debt restructuring transactions that significantly improved their financial position and capital structure. More recently, we were able to take advantage of global capital market conditions to repurchase debt at less than face value. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Debt.” We believe we are well positioned to further develop our existing electricity assets and to take advantage of new opportunities in the Argentine energy sector.

  Strong Alignment of Interests between our Senior Managers and our Minority Shareholders. As a result of our compensation scheme and the significant number of warrants held by our senior managers (Marcelo Mindlin, Damián Mindlin, Gustavo Mariani and Ricardo Torres), we believe that the economic interests of our senior managers are strongly aligned with the economic interests of our minority shareholders. All of our senior managers are shareholders of our company. In addition, the warrants that they collectively hold were issued to them in consideration for their commitment under the exclusivity and non-compete clauses included in the Opportunities Assignment Agreement pursuant to which they are required to recommend and offer to us investment opportunities in the electricity and energy sectors in or outside of Argentina. See “Item 6. Directors, Senior Management and Employees—Opportunities Assignment Agreement and Warrants.”

Our Strategy

     Our business activities are focused on the development and value-enhancement of our electricity assets, while continuing to identify, evaluate and invest in other opportunities in the energy sector in or outside Argentina that we believe offer significant growth potential and/or synergies with our electricity businesses. Our goal is to continue to deliver value to our shareholders by becoming a leading energy company in Argentina in terms of market share, operating excellence and profitability. We are seeking to realize this goal through the following key business strategies:

  Developing New Generation Projects to Take Advantage of the Benefits of the Energía Plus Plan. We have selected our generating assets with potential to expand installed generation under favorable terms. Through several expansion projects currently underway, we plan to sell electricity at negotiated market prices through the Energía Plus plan and become a leader in this new market.

  Seeking Improvements to our Tariff and Pricing Schemes. We remain fully committed to working with the Argentine government to negotiate a new tariff regime for our distribution and transmission businesses that will provide us a reasonable return over these assets. In addition, we continue our efforts to improve the recognition of costs and margins of our existing generation assets.

  Increasing our Operating Efficiency. We are committing significant resources to achieving greater operating efficiency, including expanding the capacity of our generation assets, reducing failure-related costs and other costs in our transmission business and improving the quality of our distribution services and the safety of our public infrastructure to allow us to reduce our energy losses to an optimal level and to reduce the amount of fines imposed by Argentine regulatory authorities in the ordinary course of our operations. In addition, we are in the process of integrating our electricity generation services into a centralized business unit that performs marketing, administrative, human resources, legal and financial services, with the goal of implementing best practices and improving our operating efficiency.

  Identifying and Developing New Opportunities in the Electricity and Energy Sectors. We continue to seek and develop new opportunities in the electricity and energy sectors, including renewable energy and gas production projects. Through our extensive knowledge of and expertise in the electricity and energy sectors, we believe we are uniquely positioned to pursue any advantageous opportunities that may arise in these sectors in Argentina.

  Optimizing our Capital Structure. Our management continues working towards the most efficient capital and financing structure, taking into consideration the magnitude of the generation capacity expansion projects we are implementing, thereby maximizing value to our shareholders, and providing the flexibility required to take advantage of new opportunities in the energy sector.

Our Generation Business

     The following chart depicts our electricity generation assets and our respective shares of the Argentine power generation market as of and for the three-month period ended March 31, 2009:

	Hydroelectric		Thermal

Summary of Electricity Generation Assets	HINISA	HIDISA	Güemes	Loma de la Lata	Piedra Buena	Total

Installed Capacity (MW)	265	388	361	369	620	2,003
Market Share(1)	1.0%	1.5%	1.4%	1.4%	2.4%	7.7%

Net Generation Three Months Ended March 31, 2009 (GWh)	266	222	463	403	806	2,160
Market Share(2)	1.0%	0.8%	1.7%	1.5%	3.0%	8.0%
Sales Three Months Ended March 31, 2009 (GWh)	357	304	553	405	952	2,571

Net Generation 2008 (GWh)(3)	213	165	426	628	995	2,427
Variation Net Generation Three Months Ended 2009-2008	24.7%	34.6%	8.6%	-35.9%	-19.0%	-11.0%
Sales 2007 (GWh)	324	254	482	675	1,002	2,737

Average Price Three Months Ended March 31, 2009 (Ps. / MWh)	139.1	160.0	258.5	119.8	152.4	169.1
Average Gross Margin Three Months Ended March 31, 2009 (Ps. / MWh)	70.3	81.8	95.8	24.4	16.0	49.8
Average Gross Margin Three Months Ended March 31, 2008 (Ps. / MWh)	59.4	69.7	54.1	31.6	31.6	42.4

_______________
Sources: Pampa Energía S.A. and CAMMESA
(1)	Percentage of total installed capacity in Argentina.
(2)	Percentage of total net generation in Argentina for the relevant period.
(3)	Reflects the total generation of our facilities during the year regardless of when we acquired those facilities.

     We are currently involved in several expansion projects to increase the generating capacity of our generation assets within the framework of the Argentine government’s Energía Plus regulations. We expect that, pursuant to these regulations, we will be able to charge market prices for electricity generated through such expanded capacity (subject to maximum profit margins approved by the Argentine government) to large customers in the WEM. See “—The Argentine Electricity Sector.”

     We are currently involved in the following Energía Plus projects:

  Güemes’s New Open-Cycle: this project is the first of the Energía Plus expansion projects to be completed Construction was completed on the project in July 2008, and began commercial operations in September 2008. The project consists of a new natural gas-powered turbogenerator. As a result of the commencement of commercial operations, Güemes’s installed capacity increased by approximately 40%, or an additional 100 MW, reaching a total installed capacity of approximately 361 MW. The supplier of the new equipment was GE Packaged Power. The new open-cycle is expected to have an efficiency of approximately 1,998 kilocalories per kilowatt hour (Kcal/Kwh), or 43%.

  Loma de la Lata Project: this project consists of the expansion of Loma de la Lata’s current electricity generation capacity by 176 MW by means of converting the plant into a combined cycle system generator. The project will increase Loma de la Lata’s capacity by approximately 50% with no additional gas consumption, resulting in increased efficiency for the whole plant. Loma de la Lata has entered into an engineering, procurement and construction contract for the installation and construction of one Siemens steam-turbine generator of approximately 176 MW of nominal capacity, three heat- recovery steam-generators and a water cooling tower. Loma de la Lata’s current 369 MW open cycle operates at an efficiency of approximately 2,650 Kcal/Kwh, or 32.4%, and we currently expect that, upon completion of the project, Loma de la Lata’s combined cycle will operate at an efficiency of approximately 1,720 Kcal / Kwh or 50% for 545 MW. Completion of the project is currently targeted for mid-2010.

  Ingentis Project: we entered into an agreement with the Province of Chubut for the construction of a gas-fired generation plant near the city of Dolavon in the Province of Chubut. In furtherance of this project, our subsidiary Inversora Ingentis, owner of 61% of Ingentis, the company developing the new generation project, entered into a contract with GE Packaged Power for the purchase of two natural gas turbine generators with a combined capacity of approximately 206 MW. At the time of this registration statement, based on the national and international financial outlook, the project is being reviewed, specifically with regard to its location to take advantage of the available natural gas supply and transportation capacity. See “—Ingentis Project.”

     The following table summarizes the current status of our expansion projects:

Project	Location	New Capacity	Total Investment	Invested as of December 31, 2008	Fuel	Estimated Commercial operation

		(MW)	(in millions of U.S. Dollars)		Natural Gas(1) Combined Cycle. Does not require additional fuel
Güemes	Salta	100	U.S.$ 69	U.S.$ 65		Completed

Loma de la Lata	Neuquén	178	205	164(2)		3Q 2010
Total		278	U.S.$ 274	U.S.$ 229

_______________
(1)	Provision warranted by natural gas royalty assignment agreements.
(2)	Includes Ps. 309.4 million corresponding to investments guaranteeing letters of credit in connection with the project (included in the consolidated balance sheets as non-current investments).

     We cannot assure you, however, that these projects will be completed on schedule or will provide the additional capacity or expected efficiency rates upon completion.

Nihuiles and Diamante

History

     In May 2006, we entered into a stock purchase agreement with EDF International S.A. (EDFI), a wholly owned subsidiary of Electricité de France (EDF), to acquire approximately 64.9% of the voting capital stock of Nihuiles and 56.0% of the voting capital stock of Diamante. Simultaneously, we entered into an agreement with Stein Ferroaleaciones S.A. (Stein) pursuant to which Stein agreed to pay 15% of the purchase price owed to EDFI in consideration for a 9.7% equity interest in Nihuiles and an 8.4% interest in Diamante. In addition, in June 2006, we made an offer to Banco Galicia to purchase its 12.5% interest in Nihuiles and its 12.5% interest in Diamante. On that same date, we also made an offer to Nucleamiento Inversor S.A. (NISA) to purchase its 22.6% interest in Nihuiles and its 31.5% interest in Diamante. Both of these offers were accepted in June 2006 and all transactions, including the purchase from EDFI and the transaction with Stein, closed in October 2006. As a result of these transactions, we acquired 90.3% of the capital stock of Nihuiles and 91.6% of the capital stock of Diamante, for a total purchase price of U.S. $55.1 million, of which U.S. $4.9 million (plus interest) remains payable on June 7, 2011. We have pledged 12.5% of the capital stock of Nihuiles and 12.5% of the capital stock of Diamante to Banco Galicia as security for the payment of the remaining balance of the purchase price. In January 2008, we acquired the shares previously held by HIDISA’s Employee Participation Program, representing 2% of the stock capital of HIDISA. Following this acquisition, all Class C shares of HIDISA were converted to Class B shares, which are freely transferable to third parties. As a result, we currently control, directly and indirectly, 56% of the capital stock and voting rights of HIDISA.

     In October 2006, we entered into a shareholders’ agreement with Ultracore Energy S.A. (Ultracore), a company controlled by the Stein family, and Stein, which sets forth the rights and obligations of the respective parties with respect to Nihuiles and Diamante. Among other things, such agreement provides for:

(1) a right of first refusal in our favor;

(2) a tag along right in favor of Ultracore, by which Ultracore is entitled to include its shares in any sale by us of our own shares;

(3) the right of Ultracore to appoint one director and one alternate director in each of HINISA, HIDISA, Nihuiles and Diamante;

(4) a veto right in favor of Ultracore in respect of certain governance matters; and

(5) our obligation to cause HINISA’s board of directors to consider the execution of an electric energy supply agreement with Stein.

     In October 2006, we entered into an option agreement with Mr. Aldo Héctor Ostropolsky pursuant to which we granted him (for a price of U.S. $30,000) an option to purchase from us shares representing 1.62% of Nihuiles’s voting capital stock and shares representing 1.4% of Diamante’s voting capital stock, which option can be exercised by Mr. Ostropolsky during a period of eight years.

     Below are charts depicting the current corporate structures of Nihuiles and Diamante:

Nihuiles

Diamante

Nihuiles

     Nihuiles is a holding company that owns Class A and Class B shares representing 31% and 20%, respectively, of the voting capital stock of HINISA, a hydroelectric generation company with an installed capacity of 265.2 MW and an effective capacity of 224 MW located in the Province of Mendoza. HINISA operates under a provincial concession for the hydroelectric use of water from the Atuel River, located in the department of San Rafael in the Province of Mendoza (approximately 1,100 km southwest of Buenos Aires) and under a national concession for the generation and commercialization of hydroelectric power. In addition, HINISA owns 4.4% of the capital stock of Termoeléctrica José de San Martín S.A. and 4.4% of the capital stock of Termoeléctrica Manuel Belgrano S.A.

     The Province of Mendoza currently owns Class D shares representing 10% of the capital stock of HINISA and Class C shares representing 37% of the capital stock of HINISA, and publicly announced in 2006 its intention to sell its Class C shares. Pursuant to HINISA’s public concession contracts, if the Province of Mendoza sells its Class C shares in HINISA, Nihuiles would be required to sell its Class B shares of HINISA (representing 20% of HINISA’s capital stock) through a public offering promptly after the Province’s sale of its Class C shares. Assuming that the Province of Mendoza sells its 37% interest in HINISA, and consequently Nihuiles is required to sell its Class B shares (representing 20% of the capital stock of HINISA), Nihuiles would no longer own a controlling interest in HINISA and would not be permitted to purchase any additional shares (of any class) of HINISA. Neither Nihuiles nor we have any control over the timing of the Province of Mendoza’s proposed sale or the price at which Nihuiles would be required to sell its Class B shares of HINISA. As a result, such shares may be sold at a time and price per share that is adverse to our interests. As of the date of this registration statement, the Province of Mendoza has expressed no intention to modify HINISA’s by-laws. See “Item 3. Key Information—Risk Factors—Risks Relating to our Generation Business—We may no longer own a controlling interest in HINISA if the Province of Mendoza sells its participation in HINISA.” We are currently monitoring circumstances with the Province of Mendoza and analyzing our situation in order to preserve all available options to us in the event of a possible sale of the capital stock of HINISA by the Province.

     In addition, pursuant to Decree No. 334/06 promulgated by the Province of Mendoza, HINISA’s by-laws may be amended to ensure that the Province retains certain governance rights in HINISA after disposing of its Class C shares. The proposed amendments, which would be subject to the approval of our board of directors, would include the Province of Mendoza’s right to vote in respect of any of following actions: (1) any action that may directly affect the interest of minority shareholders, such as profit distribution policy, exploitation, management and external advisory costs, etc.; (2) changes to the terms and conditions relating to Nihuiles’s electricity generation as a result of the development of the Grande River and Atuel River projects; (3) certain changes to the operational conditions of Nihuiles; and (4) any agreements within the term market of the WEM.

     Pursuant to the Decree No. 1651/07 of the Province of Mendoza, the Province has initiated a public bidding process in order to select a financial advisor to advise the Province in the public offering of its Class C shares and, if such offering is successful, to advise the Province in the sale of its Class D shares. As of the date of this registration statement, we are not aware of the selection of any such financial advisor. In addition, Decree No. 1838/08 of the Province of Mendoza states that, notwithstanding the provisions of Decree No. 1651/07, the time period granted to HINISA to obtain the authorization for a public offering of the Class C shares, remains suspended. As a result, HINISA is not currently seeking any authorization to complete a public offering.

Diamante

     Diamante is a holding company that owns 59% of the voting capital stock of HIDISA, a hydroelectric generation company with an installed capacity of 388.4 MW located in the Province of Mendoza. HIDISA operates under a provincial concession for the hydroelectric use of water from the Diamante River, located in the department of San Rafael in the Province of Mendoza, and under a national concession for the generation and commercialization of hydroelectric power. HIDISA owns 2.2% of the capital stock of Termoeléctrica José de San Martín S.A. and 2.2% of the capital stock of Termoeléctrica Manuel Belgrano S.A.

HINISA’s operations

     HINISA holds a concession for the generation, sale and bulk trading of electricity from Nihuiles’s hydroelectric system (the Nihuiles System). The Nihuiles System consists of three dams and three hydroelectric power generation plants (Nihuil I, Nihuil II and Nihuil III), as well as a compensator dam, which is used to manage the system’s water flow for irrigation purposes. The Nihuiles System is located in the Atuel River in the department of San Rafael in the Province of Mendoza. The City of San Rafael is located approximately 1,100 km southwest of Buenos Aires and 75 km from Nihuil I. The Nihuiles System covers a total distance of approximately 40 km with a height ranging from 440 m to 480 m. The Nihuiles System has a total nominal installed capacity of 265.2 MW and effective power of 224 MW. Since 1990, the average annual generation has totaled 911 GWh, with the highest level of generation (1,250 GWh) recorded in 2006 and the lowest level (681 GWh) recorded in 1999.

     HINISA sells power under 287 contracts for a total of 89.6 MW of contracted capacity. The current outstanding contracts were entered into between 2005 and 2008 and expire between 2008 and 2011. We currently expect that most of these contracts will be renewed.

HIDISA’s operations

     HIDISA holds a concession for the generation, sale and bulk trading of electricity from Diamante’s hydroelectric system (the Diamante System). The Diamante System consists of three dams and three hydroelectric power generation plants (Agua del Toro, Los Reyunos and El Tigre). The Diamante System covers a total distance of approximately 55 km with a height differential between 873 m and 1,338 m. The Diamante System has a total nominal installed capacity and effective power of 388.4 MW. Since 1990, the average annual generation has totaled 611 GWh, with the highest level of generation (943 GWh) recorded in 2006 and the lowest level (375 GWh) recorded in 1997.

     HINISA sells power under 273 contracts for a total of 68.6 MW of contracted capacity. The current outstanding contracts were entered into between 2005 and 2008 and have expiration dates between 2008 and 2011. We currently expect that most of these contracts will be renewed.

Summary of HINISA and HIDISA concessions

     HINISA’s and HIDISA’s main corporate purpose is the generation, sale and bulk trading of electric power through the exploitation of hydroelectric systems pursuant to the terms and conditions of the following concessions:

  Provincial concessions granted by the government of the Province of Mendoza with similar terms and conditions (for HINISA and HIDISA) and at each company’s own risk for the hydroelectric exploitation of the Atuel River, in the case of HINISA, and the Diamante River, in the case of HIDISA. These concessions were granted pursuant to Provincial Law No. 6,088 dated December 21, 1993 and related provisions.

  National concessions granted by the Argentine national government with similar terms and conditions (for HINISA and HIDISA) and at each company’s own risk for hydroelectric power generation through HINISA’s and HIDISA’s respective hydroelectric systems. These concessions were granted pursuant to Laws No. 15,336, No. 23,696 and No. 24,065 and related provisions.

     Term. The term of the HINISA and HIDISA concession agreements is 30 years, starting from June 1, 1994 in the case of HINISA and October 19, 1994 in the case of HIDISA.

     The concessions provide for the creation of the following authorities:

  The Secretariat of Energy, which is the governing authority under the concession granted by the Argentine government. Pursuant to Decree No. 570/96, the authority and responsibilities of the Secretariat of Energy were transferred to the ENRE;

  The Ministry of Infrastructure, Housing and Transportation of the Province of Mendoza, which is the governing authority under the concession granted by the provincial authorities;

  The Province of Mendoza Irrigation General Department, which is the governing authority with respect to irrigation matters (in cooperation with Obras Sanitarias de Mendoza S.A.);

  ORSEP, which is the governing authority with respect to dam safety matters; and

  The Secretariat of the Environment of the Province of Mendoza, which is the governing authority with respect to environmental matters.

     Royalty payments. Each of HINISA and HIDISA is required under the respective concessions to make the following monthly royalty payments:

  Royalties in favor of (1) the Province of Mendoza, up to 12% in the case of HIDISA and up to 6% in the case of HINISA, and (2) the Province of La Pampa, up to 6% in the case of HINISA, in each case, of the amount resulting from the application of the corresponding bulk sale rate to the electricity sold, pursuant to the provisions of Section 43 of Law No. 15,336, as amended by Law No. 23,164. Pursuant to applicable regulations, in order to establish the basis for the calculation of such royalties, the monomic price (the price of electricity that includes both the price of energy and the capacity charge) of the electricity produced resulting from the following formula should be used: the sum of the value of power generated at the hour value fixed by the wholesale market plus the amount receivable for the power rendered to the spot market if such power were sold within a certain month, divided by the total power generated during the given month;

  Royalties in favor of the Argentine national government of (1) up to 2.5% of the amount used as the basis for the royalties calculation in the case of HIDISA, and (2) up to 1.5%, estimated on the same basis in the case of HINISA; and

  Royalties in favor of the Province of Mendoza of up to 2.5% of the amount used as the basis for the royalties calculation for both HINISA and HIDISA.

     Contingency fund. HINISA and HIDISA, along with the other Argentine hydroelectric generation companies, are obligated to make quarterly payments to a foundation that owns and manages a contingency fund created to cover up to 80% of the aggregate amount of potential costs relating to any repair of the hydroelectric systems at any of the hydroelectric generation companies’ plants, including those of HINISA and HIDISA, that are not covered by their respective insurance policies.

     As a result of the economic crisis in Argentina in 2002, the foundation’s administrative council decided that the contribution to the contingency fund in U.S. Dollars required under the concessions, the bidding terms and conditions and the relevant provisions of HINISA’s and HIDISA’s by-laws should be converted into Pesos at an exchange rate of Ps. 1.00 = U.S. $1.00. The indexation clauses contained in such concessions were also replaced with the “CER” (a benchmark stabilization coefficient). Upon the conversion from U.S. Dollars to Pesos, the Peso value of the contingency fund exceeded the required funding. As a result, HINISA and HIDISA, along with the other hydroelectric generation companies, have suspended payments to the contingency fund. However, we can make no assurance that HINISA and HIDISA will not be required to resume making payments to the contingency fund in the future.

     From the effective date of the concessions until the suspension of payments, HINISA and HIDISA made contributions totaling U.S. $1.3 million and U.S. $1.9 million, respectively.

     Other obligations and potential penalties. Some of HINISA’s and HIDISA’s principal obligations under their respective concessions include:

  maintenance and preservation of the hydroelectric systems under the respective concessions;

  compliance with all dam safety standards and instructions promulgated by ORSEP;

  performance of regular examinations of the dams;

  maintenance of accurate records and reports of structural behavior, examination data, inspections, repairs, etc.;

  preparation of technical annual reports, operations and maintenance manuals, dam examination manuals, reservoirs and auxiliary works manuals; incidents records, etc.;

  maintenance of a system of surveillance and control of facilities;

  completion of mandatory works and tasks required under the concessions;

  maintenance of effective insurance policies and guaranties as required under the concessions; and

  maintenance of the concession assets free and clear of any liens or encumbrances.

     HINISA and HIDISA are subject to potential penalties and fines under their respective concessions that are calculated on the basis of the aggregate gross amount invoiced for the 12-month period preceding the imposition of any such penalty. Such penalties and fines range from 0.1% to 1% (in cases of breach of the terms of the agreement or regulations applicable to electric power generation, dam safety, water management, environmental protection, and non-compliance of instructions from ORSEP, CAMMESA, any of the governing authorities or the ENRE); from 0.02% to 0.2% (in cases of delays or lack of payment of contributions to the contingency fund and insurance policies and for taking action without prior authorization of the respective governing authorities), from 0.01% to 0.1% (in cases of failure to submit any requested information or failure to file mandatory reports); from 0.03% to 0.3% (in cases of failure to keep routes and roads open to traffic and free from soil, air or water pollution, and delays in the fulfillment of mandatory works) and from 1% to 10% (in cases of any actions considered by the governing authorities as termination events under the concessions). In the event that the fines levied over a 12-month period exceed 20% of the gross amount invoiced for power sales, the granting authority would be entitled to terminate the relevant concession agreement.

     Performance guaranties. As security for the performance of their obligations under the respective concessions, HINISA and HIDISA have each deposited Ps. 2.0 million for the benefit of the relevant granting authority under the respective concession. Absent any setoff by the relevant granting authority in the event of a breach or any other event of non-compliance under the terms of the respective concession agreements, the guarantee amounts would be released to HINISA and HIDISA, respectively, upon the expiration or termination of the respective concession agreements.

     Termination of concessions. HIDISA and HINISA’s concession agreements may be terminated for the following reasons:

  Breach of material contractual and legal obligations. In such case, HINISA or HIDISA, as applicable, shall remain in charge of their concessions during a transitional period established by the granting authority, not exceeding 12 months, and shall indemnify the Argentine national government and the Province of Mendoza for any damages caused (the granting authorities may also apply the performance guarantee amounts toward the payment of any damages). Within 90 days following the receipt of the relevant termination notice, a new company must be incorporated, which would be granted a similar concession and a public bidding process would be called for the purpose of selling the shares of such newly formed company. After deducting all fines, interests and withholdings for prospective claims, the balance would be distributed to HINISA or HIDISA, as applicable, as the only compensation for the transfer of the concessions;

  Certain bankruptcy events in respect of HINISA or HIDISA (as applicable), including any liquidation or winding-up proceedings. In such case, the termination of the relevant concession shall be automatic;

  Force majeure or certain actions by third parties that prevent the compliance by HINISA and HIDISA of their respective obligations under their respective concession agreements;

  Termination by the granting authority due to a breach of its contractual and/or legal obligations; or

  Expiration of the respective terms of the concession agreements.

     In addition, Section 14(d) of Law No. 6088 of the Province of Mendoza provides for the termination of the concessions for reasons of public interest or expropriation for public use.

     After the termination of the concession agreements for any cause, any assets transferred to HINISA and HIDISA under the respective concession agreements shall be reassigned to the Province of Mendoza and the Argentine national government, as applicable.

Central Térmica Güemes

History

     Our subsidiary Güemes, located in the northwestern region of Argentina, in the City of General Güemes, Province of Salta, is a major generator within the WEM. Güemes was privatized in 1992 and awarded to the consortium composed of Iberdrola, Duke, TCW and certain other investors. The purchase price paid by this consortium was U.S. $86.2 million for 60% of the capital stock of Güemes, in addition to the assumption of U.S. $60 million in indebtedness.

     In November 2006 and December 2006, we entered into purchase agreements to acquire indirect control of Güemes for a total purchase price of U.S. $16.6 million. In January 2007, we consummated the acquisition through the purchase of (1) 100% of the voting capital stock of Dilurey S.A. (Dilurey), a corporation organized under the laws of Uruguay, which held at that time 90% of the capital stock of Powerco S.A. (Powerco), a corporation organized in the Province of Salta, which in turn owned 60% of the voting capital stock of Güemes, and (2) an additional 8% of the capital stock of Powerco. In November 2006, we also entered into a one-year option agreement with Mr. Carlos Armando Peralta, the former chief executive officer of Güemes, pursuant to which Mr. Peralta and we each had an option to sell or purchase, respectively, shares of Powerco representing 2% of Powerco’s capital stock held by Mr. Peralta. In August 2007, pursuant to this option agreement, we acquired the remaining 2% of the capital stock of Powerco from Mr. Peralta for U.S. $460,000. In September 2007, Loma de la Lata, one our wholly owned subsidiaries, subscribed 180,869,600 non-voting preferred shares issued by Güemes, which were subsequently converted into ordinary shares (representing 74.19% of Güemes’s total voting capital stock). In addition, on October 3, 2008, we acquired all of the shares of the Güemes employee stock ownership program (representing 2.58% of Güemes’ total voting capital stock), and as a result we currently hold directly and indirectly 92.26% of Güemes’ total voting capital stock.

     Aside from our ownership interest in Güemes, the Argentine national government owns 7.74% of Güemes’s voting capital stock.

Operations

     Güemes has a total installed capacity of 361 MW, comprised of 261 MW steam generation units and a recently completed 100 MW gas combustion turbime. Güemes had net production of 1,724 GWh in 2008. Güemes steam turbines are open cycle generation units with a gross capacity of 261 MW (245 MW of nominal capacity) and an average availability level of net production of 1.7 million MWh/year. Güemes provides system quality assurance (frequency and voltage) to the northwestern and northern regions of Argentina and its proximity to major gas fields permits Güemes to enter into very competitive supply contracts in terms of price, quality, volume and delivery conditions throughout the year. Güemes steam turbine equipment is comprised of two Skoda steam turbines with a gross capacity of 63 MW (60 MW of nominal capacity) each and a third Skoda steam turbine with a gross capacity of 135 MW (125 MW of nominal capacity).

     Güemes entered into an electricity export agreement with Comercializadora de Energía del Mercosur S.A. (CEMSA) for the sale of 150 MW of generation to support CEMSA’s sales to the Administración Nacional de Usinas y Transmisiones Eléctricas de la República del Uruguay (UTE). This agreement, executed in February 2003 with an original term of two years, was extended for another two years in February 2005 and was later renegotiated on April 24, 2007 for a 30-month period beginning on May 1, 2007 and ending on October 31, 2009. During the life of this contract, the pricing terms have been amended as follows:

  As a result of energy shortages in Argentina, which led to increased imports of electricity from Brazil and Uruguay, the Argentine government imposed temporary export restrictions, which have been in place from time to time since June 2007. In response, CAMMESA did not authorize the export of energy to UTE during the winter months of 2007 (May, June, July and August). Güemes subsequently renegotiated its long-term 150 MW supply contract with CEMSA in November 2007 to continue to support CEMSA’s exports of energy to UTE. The contract was made retroactive to September 2007. The principal terms of the amended supply contract, which are subject to a semi-annual review by CEMSA, include:

- for the period from September 2007 to April 2008, CEMSA would pay a monthly fixed charge of U.S. $350,400 as consideration for Güemes providing capacity availability, irrespective of CAMMESA’s authorization of electricity exports during the period.

- If CAMMESA had authorized exports, however, CEMSA would pay U.S. $57/MWh for the energy actually delivered to UTE, and the cost of such energy would be deducted from the fixed monthly payment.

  In April 2008, the agreement was amended to include new pricing terms for the period from May 2008 through April 2009. The amendment replaced the monthly fixed payment with a “Minimum Availability Payment” clause equal to U.S. $400,000 per month and set prices for energy actually delivered at U.S. $67/MWh. The Minimum Availability Payment concept includes recovery in favor of UTE, with UTE being entitled to a portion of this minimum payment if Güemes is available to deliver electricity (as a result of internal issues at Güemes or due to CAMMESA export restrictions) for less than 73 hours during a two-month rolling period. The amount of recovery available in connection with the Minimum Availability Payment is equal to one month’s payment for every two months during which such non-delivery occurs.

  In May 2009, the agreement was amended to include new pricing terms for the period from May 2009 through October 2009. The “Minimum Availability Payment” was set at U.S. $400,000 per month and the price for energy actually delivered was set at U.S. $75/MWh. The Minimum Availability Payment recovery in favor of UTE is triggered if Güemes is available to deliver electricity for less than 37 hours during a two-month rolling period. The amount of recovery available in connection with the Minimum Availability Payment is equal to one month’s payment for every two months during which such non-delivery occurs. The amendment also includes a special termination clause that could be invoked by UTE if, during a six-month period, Güemes delivers less than a medium amount per month of 37 hours of power.

     Güemes’s current installed generation (361 MW) has an estimated maximum gas consumption level of 2,250 dam3/day, which is a measure of the volume of gas consumed in a day. One cubic decameter per day is equal to 1,000 cubic meters per day. Güemes is currently a party to a 730 dam3/day gas supply contract with Tecpetrol S.A. (75% take-or-pay and deliver-or-pay) that is scheduled to expire in December 2009, a 226 dam3/day contract with Petrobras Energía (scheduled to expire in December 2009) and two contracts with Pan American Energy, one for 550 dam3/day (70% take or pay), which is scheduled to expire in December 2010, and another with a monthly variable volume (70% take or pay). With respect to gas transportation contracts, Güemes is currently a party to a 350 dam3/day firm transportation contract with Transportadora de Gas del Norte S.A. (TGN) that is scheduled to expire in 2027, a 250 dam3/day firm transportation contract with Gasnor that is scheduled to expire in 2011 and two non-firm gas transportation contracts with Gasnor for a total of 940 dam3/day that are scheduled to expire in 2011 and 2012, respectively.

     In 2009, we expect that Güemes’ generation will depend on electricity demand in the Provinces of Salta and Jujuy, new generation capacity available in that region and transmission restrictions. According to Güemes’ current plans, the 135 MW steam turbine and the new 100 MW gas turbine will be dispatched continuously as “base load” and the smaller 65 MW steam turbines will be dispatched during scheduled maintenance of the 135 MW steam turbine, which is expected to last eleven weeks, during the scheduled maintenance of the 100 MW gas turbine, which is scheduled to last approximately one week, and whenever the restrictions mentioned above do not apply. A new 132 kv transmission line linking Cobos with Salta Norte is expected to become operational in 2010 and will permit the dispatch of one of the 65 MW steam turbines as base load, allowing Güemes to dispatch its full capacity without restrictions when the new North West Region to North East Region (NOA-NEA) high voltage transmission line becomes operational in 2011.

Güemes expansion project

     Consistent with our strategy of enhancing the value and profitability of our generation assets, we intend to expand the generating capacity of certain of our power generation plants within the framework of the Energía Plus regulations. We recently completed the first of these expansion projects, which expanded Güemes’s generation capacity through the installation of a new, state-of-the-art gas-fired turbine.

     In connection with this expansion project, in September 2007, Güemes’s shareholders approved the issuance of 180,869,600 non-voting preferred shares of Güemes (representing 74.2% of Güemes’s total capital stock) to Loma de la Lata (a wholly-owned subsidiary of ours) in consideration for the assignment by Loma de la Lata of certain contracts with GE Packaged Power Inc. and General Electric International Inc., Sucursal Argentina, for the purchase of a 98.8 MW LMS100 aero-derivative gas-fired turbine generator and the provision of certain ancillary equipment, assistance and services necessary for the installation of such generating unit at Güemes’s facilities and the connection of such generator to the grid. In exchange for the preferred shares, Loma de la Lata would also provide Güemes with any additional funds necessary for the completion of the expansion project. As part of the issuance of the preferred shares of Güemes, Loma de la Lata granted the Argentine national government (which owned 30% of Güemes’s voting capital stock) a call option to acquire up to 54,260,880 of the preferred shares of Güemes held by Loma de la Lata, which option was exercisable on or prior to September 18, 2008. The option was not exercised, and as a result, Loma de la Lata exercised on September 19, 2008, its option to convert its preferred non-voting shares into ordinary shares. As a result of the conversion, Loma de la Lata currently holds 74.20% of the voting capital stock of Güemes. In addition, in March 2007, we and Güemes entered into an engagement letter with the Argentine Ministry of Federal Planning, Public Investments and Services, the Argentine Secretariat of Energy and the Province of Salta pursuant to which the parties mutually committed to work toward the implementation of the expansion project within the framework of the Energía Plus regulations.

     Construction was completed on the project in July 2008, and commercial operations commenced in September 2008. Güemes’s installed capacity increased by approximately 40%, or an additional 100 MW, reaching a total installed capacity of approximately 361 MW. The new open-cycle is expected to have an efficiency of approximately 1,998 kilocalories per kilowatt hour (Kcal/Kwh), or 43%. Our investment in this expansion project totaled approximately U.S. $65 million.

     Güemes sells electricity generated by this project under the Energía Plus program. Güemes has entered into 108 contracts (3 to 5 year contracts) for a total of 67 MW of contracted capacity under this program.

Royalty assignment agreement

     In June 2007, Güemes and the Province of Salta entered into a royalty assignment agreement pursuant to which the Province has agreed to assign to Güemes approximately 400,000 m3 per day of natural gas which the Province is entitled to collect as in-kind royalties in respect of natural gas produced within the provincial territory. In consideration for such assignment, Güemes will pay a 5% premium over the applicable average wellhead gas price. The term of the agreement is five years, starting from the date of the first delivery of natural gas, and is subject to an automatic renewal clause. To date, Güemes has not requested any deliveries under this agreement because it was able to supply the new 100 MW generation with gas contracted with local producers. The daily amount under the agreement can be increased to 500,000 m3/day if the production of gas in the Province of Salta increases from its current levels.

Loma de la Lata

History

     In December 2006, Central Puerto S.A. (Central Puerto) agreed to sell and assign to us all of the property (both tangible and intangible), land, assets, equipment and personnel (including contracts relating to management personnel) that comprised Central Puerto’s thermal generation plant located at Loma de la Lata in the Province of Neuquén, for a total purchase price of U.S. $60 million. The purchase of the Loma de la Lata generation asset from Central Puerto was consummated in May 2007.

Operations

     Loma de la Lata owns the thermal generation plant located at Loma de la Lata in the Province of Neuquén, which has an installed capacity of 369 MW. The Loma de la Lata plant has three gas turbines with a capacity of 123 MW each and is located near one of the largest gas fields in Argentina bearing the same name. Loma de la Lata had a net production of 1,744 GWh in 2008.

Loma de la Lata expansion project

     We plan to expand the generating capacity of Loma de la Lata by building and installing within the current plant the generation facilities and equipment required to convert the plant’s existing units into a combined cycle gas-fired power plant. This development plan provides for three heat recovery steam generators and a new turbosteam electric generation unit whose operation will take advantage of the hot gas being released by the existing Loma de la Lata gas turbines. The installation of the steam turbine will provide a combined cycle system that is expected to increase the plant’s capacity by approximately 50%, or 176 MW, bringing the plant’s total capacity to approximately 545 MW. The steam that will power the steam turbines is a natural by-product of the current operations at the plant, and the expansion will require no additional gas consumption. Completion of the Loma de la Lata expansion project requires the installation of:

  one Siemens steam-turbine generator of about 176 MW of nominal capacity;

  three heat-recovery steam-generators;

  a water-cooling tower; and

  other ancillary installations related to a combined cycle plant.

     In September 2007, Loma de la Lata entered into a construction agreement and a materials, equipment and off-shore supply agreement with the Spanish company Isolux Corsan S.A. (Isolux Corsan) and certain of its subsidiaries. Work on the expansion project is advancing according to the terms of these agreements, and the combined cycle is expected to be tested and synchronized with the grid in June 2010. The current target date for the commencement of commercial operations of the Loma de la Lata expansion project is the third quarter of 2010.

     The Loma de la Lata expansion project is expected to cost an aggregate of U.S. $212 million (not including VAT and other taxes). As of the date of this registration statement, Loma de la Lata has paid U.S. $134.2 million of this amount. Loma de la Lata is financing a portion of the remaining cost of the expansion project through two facility agreements with ABN AMRO Bank N.V., Standard Bank Plc. (in their capacity as lenders), and ABN AMRO Bank N.V., Argentine Branch (in its capacity as administrative agent and valuation agent), entered into in May 2008. We provided full and unconditional guarantees for each of these facility agreements, and an additional guarantee was granted by the deposit in an escrow account of the portion of the proceeds of the September 2008 issuance, in the local Argentine market, of U.S. $178 million aggregate principal amount of 11.25% Loma de la Lata senior notes due 2015, which are also guaranteed by us until satisfaction of certain conditions, primarily related to the completion of the expansion project. Loma de la Lata plans to use the remainder of the proceeds to make payments under other agreements related to the expansion project and refinance other debt related to the expansion project. See “Item 5. Operating and Financial Review and Prospects—Debt” for a description of these new notes, including amortization and interest payment terms and mandatory repurchase offer in case of change of control in Loma de la Lata.

     Loma de la Lata intends to sell all or part of the electricity generated by the additional power generation capacity resulting from the Loma de la Lata expansion project under the Energía Plus program. Loma de la Lata also plans to register this expansion project with the Executive Board of the Clean Development Mechanism (CDM EB) of the United Nations Framework Convention on Climate Change established under the Kyoto Protocol, in order to sell its certified emission reductions (each equivalent to one ton of carbon dioxide) in accordance with the procedures created by CDM EB.

     On September 8, 2008, Loma de la Lata sold an Alstom turbine it owned for approximately Ps. 84.7 million. Loma de la Lata had acquired this turbine for its use in potential generation projects. As a result of changes in technical and economic circumstances in connection with the projects for which the turbine had been purchased, Loma de la Lata decided to sell this asset. We recorded a Ps. 61.2 million loss in our consolidated financial statements as of December 31, 2008 included elsewhere in this registration statement in connection with this sale.

Natural gas supply

     To be able to sell the electricity generated by the Loma de la Lata expansion project within the Energía Plus market rather than in the spot market (as described above), Loma de la Lata will need to have firm gas supply contracts in place at the time it begins commercial operations in June 2010.

     Loma de la Lata is located close to the largest gas field in Argentina, which bears the same name. This gas field is 100% owned by Yacimientos Petrolíferos Fiscales S.A (YPF), the largest oil and gas company in Argentina, controlled by the Spanish energy company, Repsol YPF. The Loma de la Lata gas field delivers approximately 33,000 dam3/day.

     Loma de la Lata’s maximum gas consumption is estimated at approximately 2,800 dam3/day. Loma de la Lata has also acquired from Central Puerto the gas pipeline that connects the plant to YPF’s gas field and is able to enter into gas supply agreements with gas producers other than YPF and then swap them with YPF in exchange for gas at the site. As of the date of this registration statement, Loma de la Lata is a party to the following gas agreements:

  Non-firm gas supply agreements with Winthershall (300 dam3/day) and Powerco (2,700 dam3/day); and

  Transportation agreements with Transportadora de Gas del Sur S.A. (TGS) and Transportadora de Gas del Norte S.A. (TGN), which allows Loma de la Lata to store gas if for any reason the plant is not able to burn the gas assigned. Instead of returning the gas to the gas producer, the gas is “stored” in the pipeline.

Central Piedra Buena

History

     In July 2007, we entered into a stock purchase agreement with Albanesi S.A. and certain subsidiaries of MatlinPatterson for the acquisition of 100% of the capital stock of CIESA, which in turn holds 100% of the capital stock of Central Piedra Buena S.A. (Piedra Buena), which owns a thermal generation plant located in Ingeniero White, Bahía Blanca, in the Province of Buenos Aires, approximately 600 kilometers from the City of Buenos Aires. The total purchase price for the acquisition, which closed in August 2007, was U.S. $85 million and also included the acquisition of 100% of the capital stock of IPC Operations Limited, a company organized in the United Kingdom whose Argentine subsidiary provides certain management services to Piedra Buena.

Operations

     Piedra Buena is an open-cycle thermal generation plant with an installed capacity of 620 MW, consisting of two identical conventional units (Unit 29 and Unit 30) with a capacity of 310 MW each. Piedra Buena can be powered either by natural gas or by No. 6 fuel oil (though it was originally designed and partially equipped to burn coal as well). The plant currently stores up to 60,000 m3 of fuel oil in two separate storage tanks and owns, operates and maintains a 22-kilometer natural gas pipeline that is connected to the main pipeline of TGS. Furthermore, given Piedra Buena’s 39-hectare area, the plant’s fuel storage capacity could be expanded. Piedra Buena supplies the electricity it generates through its 27-kilometer 500 kV transmission lines, which are connected to the 500 kV transmission system. In addition, Piedra Buena, whose facilities are located next to the Puerto Madryn deepwater port in Patagonia, has a priority right to use the port’s loading facilities. Piedra Buena has an estimated maximum fuel consumption of 3,700 dam3/day when running on natural gas and 3,400 tons/day when running on fuel oil.

     As of the date of this registration statement, Piedra Buena is party to a number of interruptible gas supply contracts with Wintershall (1,000 dam3/day), Pan American Sur (700 dam3/day), Total Austral (800 dam3/day) and Powerco (5,400 dam3/day). Piedra Buena is also party to an interruptible gas transportation contract with Camuzzi Gas Pampeana for a variable transportation amount, interruptible gas transportation contracts with TGS for up to 4,100 dam3/day and an agreement with TGS which allows Piedra Buena to store gas if for any reason the plant is not able to burn the gas assigned. Instead of returning the gas to the producer, the gas is “stored” in the pipeline. For the year ended December 31, 2008, Piedra Buena generated 3,312 GWh of electricity. Of this amount, Piedra Buena generated 1,338 GWh of electricity using natural gas and the remaining 1,976 GWh using fuel oil consuming a total of 421,537 dam3 of natural gas and 487,418 tons of fuel oil. For the three-month period ended March 31, 2009, Piedra Buena generated 806 GWh of electricity. Of this amount, Piedra Buena generated 654 GWh of electricity using natural gas and the remaining 152 GWh using fuel oil, consuming a total of 188,948 dam3 of natural gas and 39,067 tons of fuel oil.

Ingentis project

     We are developing an electricity generation project (the Ingentis project) that involves the construction of a gas-fired combined cycle generation plant near the City of Dolavon in the Province of Chubut. The project is expected to have, upon commencement of operations, an annual generation output of approximately 1,600 GWh. Currently, we own 61% of the capital stock of the project company, Ingentis, and the Province of Chubut owns the remaining 39% of the capital stock. In August 2007, Ingentis and the Province of Chubut entered into a royalty assignment agreement pursuant to which the Province of Chubut agreed to assign to Ingentis the right to receive the gas that the Province is entitled to collect from gas producers within the Province as in-kind royalties and which is required for the implementation of the Ingentis project.

     We had initially commenced developing the Ingentis project in a joint venture with Emgasud S.A. (Emgasud). In this respect, we and Emgasud each owned 50% of Inversora Ingentis S.A., which in turn holds 61% of the capital stock of the project company.

     In October 2008, pursuant to the terms of a shareholders’ agreement between us and Emgasud relating to the Ingentis project, Emgasud notified us of their decision to exercise their option to buy our stake in Inversora Ingentis. The transaction was supposed to close in January 2009, and pursuant to our arrangement with Emgasud, Emgasud assigned to a collateral trust its shareholdings in Inversora Ingentis in order to guarantee payment for our shares. On January 5, 2009, as a result of the non-compliance of Engasud with its payment obligations, the trustee transferred to us all the shares of Inversora Ingentis held by Emgasud, and Inversora Ingentis is currently a wholly-owned subsidiary of our company.

     The following chart sets forth the current investment structure in connection with the Ingentis project:

     We expect that the power generated by the Ingentis generation plant will be marketed within the framework of the Energía Plus regulations. In furtherance of this project, Ingentis recently entered into a contract with GE Packaged Power Inc. and General Electric International for the purchase of two 102.3 MW natural gas turbine generators at a purchase price of U.S. $70.2 million. The completion of the first phase of the project, which consists of the installation of those two natural gas generators, is currently targeted for early 2010 and is estimated to generate 1,600 GWh of electricity annually. Plans for the next phase of the project have not yet been finalized, including the size of the second phase or the expected date of commencement.

     Currently, based on the national and international financial outlook, the project is being reviewed, specifically with regard to its location to take advantage of the available natural gas supply and transportation capacity. We can make no assurance that this project will be completed on schedule.

Our Transmission Business

Citelec

History

     In September 2006, we entered into a stock purchase agreement with Dolphin Opportunity LLC to acquire 68,400,462 shares of Transelec Argentina S.A. (Transelec), representing 89.76% of Transelec’s capital stock, at a purchase price of U.S. $48.5 million. Transelec owns 50% of Citelec’s capital stock, which in turn owns 52.65% of the capital stock of Transener, the largest high voltage electricity transmission company in Argentina. Transener’s Class B common shares are listed on the Buenos Aires Stock Exchange, and the remaining 47.3% of Transener is held by minority public shareholders. The remaining 50% of Citelec’s capital stock was recently acquired by Electroingeniería S.A. (Electroingeniería) and the Argentine state-owned company, Energía Argentina S.A. (Enarsa). The remaining 10.24% of Transelec’s capital stock was acquired in January 2008 from Marcelo Mindlin, Damián Mindlin and Gustavo Mariani upon the exercise of the put option held by them at a price of Ps. 38.8 million (U.S. $12.3 million).

     Transener was privatized in July 1993, when Citelec was awarded the Argentine government’s controlling stake in Transener. In August 1997, the Province of Buenos Aires privatized Transba, a company organized in March 1996 to own and operate the regional electricity transmission system of the Province of Buenos Aires. Transener acquired 90% of Transba’s capital stock on August 5, 1997.

Transener’s operations

     Transener is a leading utility company engaged in the supply of high voltage electricity transmission in Argentina. Transener operates and maintains the leading electricity transmission system in Argentina at the 500 kv level under a concession agreement under which Transener holds an exclusive 95-year concession to provide high voltage electricity transmission services throughout the Transener network spanning more than 10,000 Transener also owns and operates one of the six regional transmission networks in Argentina, the Transba network. The Transba concession grants Transba an exclusive 95-year concession to provide electricity transmission services (from the 66 kV to the 220 kV levels) in the Province of Buenos Aires via trunk lines, which are the main transmission lines that connect to all other lower voltage transmission systems owned and maintained by distribution companies in a certain region, throughout the Transba network spanning approximately 6,000 km.

     Transener also generates additional revenues from, among other things, the construction, operation and maintenance of the Fourth Line, and services provided to third parties, some of which are provided outside of Argentina. From time to time, Transener conducts operations outside of Argentina in Brazil and Paraguay. Transener conducts these operations through its subsidiaries, Transener Internacional Limitada (Brazil) (Transener Brazil) and Transener’s branch in Paraguay. These services consist of, among other things, the operation and maintenance of assets not included in our networks, construction and installation of electrical assets of third parties and training.

     Transelec, Electroingeniería and Enarsa have entered into an operating agreement under which each of Transelec, Electroingeniería and Enarsa provides to Transener certain services, expertise, know-how and technical assistance in connection with Transener’s operations. In addition, Transelec, Electroingeniería and Enarsa provide advice and coordination services in the areas of human resources, general administration, information systems, quality control and consulting. The operating fee payable by Transener under such agreement is equal to 2.75% of its energy transmission revenues. Fees for operating services are included as a component of operating expenses in Transener’s consolidated statements and represent approximately Ps. 5.5 million per year.

The following chart depicts the organizational structure through which Transener operates:

     Our transmission operations generate both regulated and non-regulated revenues. Regulated revenues are derived from tariffs for the transmission of electricity over Transener’s high voltage system. On a consolidated basis, Transener’s net regulated revenues for the year ended December 31, 2008 and the three-month period ended March 31, 2009, were Ps. 261.4 million and Ps. 72.3 million, respectively (Ps. 130.7 million and Ps. 36.1 million, respectively, on proportional consolidated basis), representing 57.2% and 46.6% of Transener’s consolidated net revenues for such respective periods. In addition, we derive non-regulated revenues from Transener’s Fourth Line operations and other businesses. Transener and a group of certain electricity generators from the Grupo de Generadores del Comahue (Comahue Generators Group) entered into an agreement for the construction, operation and maintenance of the Fourth Line project. Pursuant to this agreement, the Comahue Generators Group pays the construction price and operating and maintenance fees to Transener in U.S. Dollars in monthly, equal and consecutive installments during the 15-year period beginning in December 1999. Following the adoption of the Emergency Law, which requires payments to be denominated in Pesos (subject to CER adjustment on a monthly basis), Transener applied to the ENRE for the re-denomination of the payments under this agreement. In December 2008, the ENRE approved the redetermination of the payments to Ps. 75.9 million (plus taxes), effective October 2008. Because the ENRE did not set an adjustment procedure for these payments, Transener has submitted an administrative claim. On a consolidated basis, Transener’s net Fourth Line revenues for the year ended December 31, 2008 and the three-month period ended March 31, 2009, were Ps. 73.9 million and Ps. 21.9 million, respectively, representing 16.2% and 14.1% of Transener’s consolidated net revenues for such respective periods. Other non-regulated revenues for Transener are generated through services provided to third parties with assets not covered by its concession, such as:

  the participation in NIS expansion projects (other than Fourth Line Revenue) under construction, operation and maintenance contracts approved by the ENRE;

  supervision of independent transmission companies that perform construction, operation and maintenance operations relating to NIS expansion;

  priority maintenance and construction work required under Resolution No. 1/2003 of the Secretariat of Energy and its modifications and amendments;

  the operation and maintenance of NIS expansion projects of the Plan Federal de Transporte;

  the operation and maintenance of certain assets of the Transener network;

  operation and maintenance services provided to third parties who are not independent transmission companies;

  non-network line operation and maintenance;

  international operations; and

  other services (which include, among others, technical assistance, engineering services, equipment installation and training).

     Transener’s international operations during 2007 consisted of the operation and maintenance of high voltage transmissions lines in Brazil, through the provision of contracted services to certain companies that were awarded transmission concessions in Brazil. Most of these contracts were concluded in 2007 and were not renewed in the first half of 2008. Transener is currently providing transmission and maintenance service to a company in the state of Sao Paulo, Brazil and is seeking to enter into new contracts with several potential customers in both Brazil and Peru.

     On a consolidated basis, Transener’s other net revenues for the year ended December 31, 2008 and the three-month period ended March 31, 2009, were Ps. 121.7 million and Ps. 60.9 million, respectively, representing 26.6% and 39.3% of Transener’s consolidated net revenues for such respective periods.

Tariffs

     The tariffs that Transener and Transba receive under their concession agreements are reviewed by the ENRE in accordance with such concession agreements and Argentine Law No. 24,065 (the Electricity Law) and are subject to deductions for penalties for non-availability of the network that are calculated pursuant to a formula set forth in the concession agreements and applicable regulations. Originally, pursuant to the concession agreements, Transener’s and Transba’s tariffs were calculated in U.S. Dollars and converted into Pesos based on the exchange rate applicable at the time of invoicing. The concession agreements provided for a semiannual adjustment based on a formula related to the U.S. CPI (Consumer Price Index) and U.S. PPI (Producer Price Index). The concession agreements also provided for electricity transmission revenue to be revised every five years by the ENRE. However, the Emergency Law converted Transener’s and Transba’s revenues into Pesos at a rate of Ps. 1.00 per U.S. $1.00 and adjustments to the U.S. CPI/PPI provided for under the terms of the concession agreements were disallowed. Transener completed its first tariff review process in 1998, but as a consequence of the Emergency Law, Transener’s second tariff review process (and Transba’s first tariff review process) were replaced by the renegotiation process contemplated by the Emergency Law. In connection with this renegotiation process, Transener and Transba, respectively entered into new agreements with the Argentine government. These agreements, among other things, provide for rules for a transition period with retroactive effect from June 1, 2005 until the effectiveness of the Revisión Tarifaria Integral (Integral Tariff Review, or the Transener RTI), pursuant to which rules Transener’s tariffs were increased by an average of 31% and Transba’s tariffs were increased by an average of 25%. These agreements also provide rules for the full tariff review to be conducted by the ENRE.

Transition period rules

     The following is a brief summary of the principal rules for the transition period:

     Tariffs. Transener received an average tariff increase of 31% and Transba received an average tariff increase of 25%, commencing on June 1, 2005.

     Penalty system. Penalties related to quality of service under the concessions, which otherwise would be payable by Transener, may be applied by Transener to investments in addition to the investments included in the Transener RTI, provided that Transener has met certain applicable service quality standards. No penalties will be applied to Transener in connection with certain outages that are not attributable to Transener.

     Financial projections. Transener’s agreement with the Argentine government is based on economic and financial projections for 2005 that was submitted by Transener, including operating costs, investments, amortizations, taxes, fees and cash balance estimations. The tariff may be adjusted by the ENRE during the transition period depending on cost-variations over costs reflected in the 2005 financial projections. Transener must also comply with the investments included in these financial projections in order to use its cash balance to pay dividends and debt. Transener must report on a quarterly basis to the ENRE with respect to its financial performance.

     Transener and Transba requested the ENRE to readjust their respective remuneration in order to take into account the impact of the salary increases resulting from the application of Decrees No. 392/03, 1347/03, 2005/2004 and 1295/05 and the increases in operating costs that Transener and Transba have incurred since December 2004. To this end, Transener and Transba requested the recognition of the impact of these increases on salaries and operating costs in their remuneration. As of the date of this registration statement, the ENRE has not issued a response.

     On July 31 2008, the ENRE adopted Resolutions No. 328/08 and No. 327/08, which grant Transener and Transba an adjustment in their tariffs to partially compensate them for these cost increases. The adjusted tariffs are effective retroactively as from July 1, 2008. Because the real tariff increases granted by the ENRE (23.4% and 28.0% for Transener and Transba, respectively) does not match the real cost increase incurred as of 2004, Transener and Transba have submitted administrative claims seeking the difference. As of the date of this registration statement, neither the ENRE nor the Secretary of Energy have issued a response.

Full Tariff Review (Transener RTI)

     According to the terms of the Transener’s agreement with the Argentine government, the Transener RTI will be based on the Electricity Law and tariffs will be determined based on costs, necessary investments, non-automatic tariff adjustment mechanisms, the impact of unregulated activities, rate of return and capital base. The ENRE will schedule a public hearing to analyze Transener’s and Transba’s tariff proposal before applying the new charges for the next tariff period.

     If the variation of Transener’s remuneration resulting from the Transener RTI is higher than the tariff increase during the transition period, then the tariff increase would be implemented in three semiannual stages.

     In August 2005 Transener and Transba presented their respective tariff proposals for the new tariff regime to be implemented in February 2006 and May 2006, respectively. However, on January 13, 2006, the ENRE issued Resolution No. 60, suspending the Transener RTI process. Subsequently, the ENRE issued Resolution No. 423/2006 extending the application of the tariff scheme and the other transition period rules from February 1, 2006 (in the case of Transener) and from May 2006 (in the case Transba) until, in each case, the conclusion of the Transener RTI process. On June 29, 2007, in accordance with the terms of the Transener’s agreement with the Argentine government and Law No. 24.065, the ENRE requested that Transener and Transba submit their respective tariff proposals. In September 2007, Transener and Transba again presented their respective tariff and regulation proposals to the ENRE for the five-year period from 2008 to 2013.

     On August 5, 2008, the Secretariat of Energy adopted Resolution No. 869/2008 and 870/2008, which establish that the new tariffs to be adopted pursuant to the Transener RTI will become effective in February 2009. Although, pursuant to such resolutions, Transener and Transba submitted their tariff proposals on December 4 and 3, 2008, respectively, as of the date of this registration statement, the ENRE has not issued a response.

The Transener Concession Agreement

     Transener entered into a concession agreement with the Secretariat of Energy on July 16, 1993. Transener’s concession grants to Transener the exclusive right (subject to certain limitations described below) to provide service of high voltage electricity transmission throughout the Transener network until July 17, 2088. The Argentine government may grant Transener an extension of the concession for up to ten years at no additional cost, provided that Transener requests such extension at least 18 months prior to the expiration of the concession. If such extension is granted, the Argentine government is entitled to terminate the exclusivity of the concession.

     Under the terms of the Transener concession agreement, Transener is required to, among other things, transmit high voltage electricity in compliance with certain quality standards, provide access to existing transmission capacity in the Transener network to WEM agents, comply with social security and environmental regulations and operate and maintain the transmission system in compliance with required quality standards.

     The 95-year term of the Transener concession is divided into nine management periods. The first management period, which began in 1993, has a 15-year term and each subsequent management period lasts ten years. At least six months prior to the commencement of each ten-year management period, the ENRE is required to call for bids for the purchase of the controlling stake in Transener (represented by Transener’s Class A shares). The then current owner(s) of the controlling stake in Transener may submit (under seal) their valuation of the controlling stake in Transener and, if their valuation is greater than or equal to the amount of the highest bid submitted by other parties, the owners of such controlling stake will retain ownership of such interest in Transener without making any payment to the Argentine government. Consequently, if the owner(s) of the controlling stake in Transener wish to retain control at the end of any management period, they may bid an amount that would ensure their continued control without incurring any additional cost as a result of such bid. In the event another bid exceeds that of the then current owners of the controlling stake in Transener, the party submitting such bid would receive the controlling stake in consideration for the submitted bid amount, which would be paid to the then current owners of the controlling stake in Transener. Transener’s rights and obligations under its concession agreements will not be affected by any change in the ownership of the controlling stake.

     The transmission service provided by Transener is granted on an exclusive basis because it is considered a natural monopoly. Should technological innovations make the provision of such service under competitive conditions practicable, the Argentine government reserves the right to terminate the exclusivity of Transener’s concession. Such right by the Argentine government may only be exercised at the beginning of each management period provided that notice of such exercise is given to the then current owners of the controlling stake in Transener no later than six months prior to the commencement of the following management period.

     The Argentine national government may terminate the Transener concession only if Transener enters into bankruptcy, and Transener may terminate the concession agreement if the government breaches the terms of the concession. In addition, Transener’s concession includes a pledge in favor of the Argentine government all of the Transener Class A Shares held by Citelec, which constitute a controlling stake in Transener. Upon the occurrence of certain events of default specified in the concession agreement (including, among others, if (1) penalties in any 12-month period exceed 5% of our total regulated revenue during such 12-month period; (2) a transmission line or connection equipment is out of service for more than 30 days; or (3) the Transener network has on average, more than 2.5 forced outages per 100km over a 12-month period), the Argentine government may enforce the pledge on the Class A Shares and sell the controlling stake in Transener in a public bidding process in which the holders of such controlling stake will not be allowed to participate. However, the enforcement of the pledge does not cause the termination of Transener’s concession. The concession could only be revoked if Transener is declared bankrupt (in which case, the Argentine government would have the right under the concession to foreclose its pledge over the Class A shares).

The Transba Concession Agreement

     The Transba concession agreement, which is similar to Transener’s concession agreement, was signed by Transba and the Secretariat of Energy on July 31, 1997. Transba’s concession grants to Transba an exclusive right to provide service of electricity transmission throughout the Transba network until August 1, 2092. The Argentine government may grant Transba an extension of the concession for up to 10 years at no additional cost, provided that Transba requests such extension at least 18 months prior to the expiration of the concession. If such extension is granted, the Argentine government is entitled to terminate the exclusivity of the concession.

     Under the concession, Transba is required to, among other things, transmit electricity via trunk lines in compliance with certain quality standards, provide access to existing transmission capacity in the Transba network to WEM agents and maintain the Transba network to ensure continued provision of the services. In addition, Transba’s concession requires the monitoring of connections to the Transba network, the provision of information to CAMMESA about any new connections to the Transba network, the provision of information to CAMMESA required for the administration of the WEM and process any request for expansion in the transmission capacity of the Transba network.

     Transba’s concession is also similar in other material respects to Transener’s concession and provides for, among other things, nine management periods of ten years each (or, in the case of the first such management period, 15 years) commencing on the date of Transba’s concession agreement, a bidding procedure with respect to controlling stake in Transba and termination provisions similar to those included in Transener’s concession agreement. In addition, Transba’s concession agreement also provides for a pledge in favor of the Argentine government of all of Transba Class A Shares that are held by Transener, which constitute the Transener’s controlling stake in Transba. Upon the occurrence of certain events of default, specified in Transba’s concession agreement (including, among others, if (1) penalties in any 12-month period exceed 15% of Transba’s total revenues, (2) a transmission line is out of service for more or connection equipment is out of service for more than 30 days, or (3) the Transba network has on average more than seven forced outages per 100 km over a 12-month period), the Argentine government may enforce the pledge on the Class A shares of Transba held by Transener and sell such shares in a public bidding process, pursuant to which Transener would lose its controlling stake in Transba.

Property, plant and equipment

     As of March 31, 2009, Transener owned the following assets throughout fourteen provinces in Argentina:

Transmission Lines
500 kV	9,558 km
220 kV	568 km
Connection Equipment
500 kV linkage	32
220 kV linkage	3
132 kV linkage	82
Transformation Equipment
Capacity	11,450 MVA
Reactive Equipment
Capacity	11,790 MVAr

     As of March 31, 2009, Transba owned the following assets in the province of Buenos Aires:

Transmission Lines
220 kV	177 km
132 kV	5532 km
66 kV	398 km
Connection Equipment
500 kV linkage	2
220 kV linkage	1
132 kV linkage	51
66 kV linkage	7
33 kV linkage	177
13.2 kV linkage	293
Transformation Equipment
Capacity	5,117 MVA
Reacative Equipment
Capacity	22.5 MV Ar

Our Distribution Business

Electricidad Argentina (EASA)

     EASA is the holding company of Edenor, our distribution subsidiary. In June 2007, we agreed to acquire from EASA’s former indirect shareholders their interests in Dolphin Energía S.A. (DESA) and IEASA S.A. (IEASA), which collectively hold 100% of EASA’s capital stock, in exchange for new shares of our capital stock. The total number of shares of our capital stock to be received by the indirect EASA shareholders was subsequently adjusted pursuant to the terms of a stock subscription agreement entered into in July 2007. Following the receipt of a fairness opinion and the favorable review by our audit committee, the terms of such transaction were approved by our shareholders at a meeting held on August 30, 2007. The transaction closed on September 28, 2007, on which date we issued 480,194,242 shares of our capital stock to the former indirect shareholders of EASA. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.”

     Prior to its acquisition in September 2005 by, among others, DESA and IEASA, EASA’s capital stock was held by EDFI, and was engaged in certain other business activities (including holding the capital stock of other EDF affiliates). Since October 2005, EASA’s activities have been limited to the holding of its 51% controlling stake in Edenor and to providing certain financial consulting services to Edenor. In July 2006, EASA completed a comprehensive restructuring of all of its outstanding financial indebtedness, which had been in default since 2002. In connection with this restructuring, EASA issued approximately U.S. $85.3 million in new U.S. Dollar-denominated notes in exchange for the cancellation of approximately 99.94% of its outstanding financial debt. Since EASA’s activities are limited to the holding of its controlling stake in Edenor, EASA’s ability to meet its debt service obligations under these new notes depends largely on the payment by Edenor of dividends or other distributions or payments to EASA.

     In April 2007, Edenor completed the initial public offering of its Class B common shares, in the form of shares and ADSs. Edenor’s ADSs are listed on The New York Stock Exchange under the symbol “EDN”, and its Class B shares are listed on the Buenos Aires Stock Exchange under the same symbol. Following the initial public offering, EASA continues to hold 51% of Edenor’s common stock (in the form of Class A shares), and substantially all of the remaining 49% of Edenor’s common stock is held by the public.

     In accordance with the terms of Edenor’s concession, EASA has pledged its 51% stake in Edenor to the Argentine government to secure the obligations set forth in the concession. See “Empresa Distribuidora y Comercializadora Norte (Edenor)—Edenor’s Concession—Pledge of Class A Shares.”

Empresa Distribuidora y Comercializadora Norte (Edenor)

     Edenor was the largest electricity distribution company in Argentina in terms of number of customers and electricity sold (both in GWh and in Pesos) in 2008. Edenor holds a concession to distribute electricity on an exclusive basis to the northwestern zone of the greater Buenos Aires metropolitan area and the northern portion of the City of Buenos Aires, comprising an area of 4,637 square kilometers and a population of approximately seven million people. As of March 31, 2009, Edenor served 2,554,944 customers.

Edenor’s concession

     Edenor is a public service company incorporated on July 21, 1992 as part of the privatization of the Argentine state-owned electricity utility, SEGBA. At the time of privatization, SEGBA was divided into three electricity distribution companies, including Edenor, and four electricity generation companies, and, as part of the privatization process, in August 1992 the Argentine government granted Edenor a concession to distribute electricity on an exclusive basis within a specified area, which we refer to as Edenor’s service area, for a period of 95 years.

     In September 2005, Edenor entered into an agreement with the Argentine government relating to the adjustment and renegotiation of the terms of Edenor’s concession (the Adjustment Agreement). The ratification of the Adjustment Agreement by the Argentine government was completed in January 2007. Pursuant to the Adjustment Agreement, the Argentine government granted Edenor an increase of 28% in its distribution margin, subject to a cap in the increase of Edenor’s average tariff of 15%, to be allocated solely to Edenor’s non-residential customers (including large users that purchase electricity in the wheeling system). The increase is effective retroactively from November 1, 2005 and will remain in effect until the approval of a new tariff scheme under the Edenor RTI. See “—Tariffs.”

     Term. Edenor’s concession currently expires on August 31, 2087 and can be extended for one additional 10-year period at Edenor’s request. The concession period was initially divided into an initial management period of 15 years expiring August 31, 2007, followed by eight ten-year periods. However, in July 2007, the initial management period was extended, at Edenor’s request, for an additional five-year period from the entry into force of the new tariff structure to be adopted under the Edenor RTI. The remaining ten-year periods will run from the expiration of the extension of the initial management period. In addition, before the end of each management period under the concession, the ENRE will arrange for an international public bidding procedure to be conducted for the sale of 51% of Edenor’s capital stock and voting rights in similar conditions to those under which EASA acquired its stake. If EASA is the highest bidder or if EASA’s bid equals the highest bid, it will retain 51% of Edenor’s stock, but no funds need to be paid to the Argentine government and EASA will have no further obligation with respect to its bid. There is no restriction as to the amount EASA may bid.

     Obligations. Under the concession, Edenor is obligated to supply electricity upon request by the owner or occupant of any premises in its service area. Edenor is entitled to charge for the electricity supplied at rates that are established by tariffs set by the ENRE. Pursuant to its concession, Edenor must also meet specified service quality standards relating to:

  the time required to connect new users;

  voltage fluctuations;

  interruptions or reductions in service; and

  the supply of electricity for public lighting and to certain municipalities.

     Edenor’s concession requires it to make the necessary investments to establish and maintain quality of service standards and to comply with stringent minimum public safety standards as specified in the concession. Edenor is also required to furnish the ENRE with all information requested by it and must obtain the ENRE’s prior consent for the disposition of assets that are assigned to the provision of electricity distribution services. The ENRE also requires Edenor to compile and periodically submit various types of reports regarding the quality of its service and other technical and commercial data.

     Fines and penalties. Pursuant to the concession, the ENRE may impose various fines and penalties on Edenor if it fails to comply with its obligations under the concession, including a failure to meet any of the quality and delivery standards set forth in the concession. The ENRE may also impose fines for any of network installations that it considers may pose a safety or security hazard in public spaces, including streets and sidewalks. In addition, the ENRE may impose fines for inconsistency in technical information required to be furnished to the ENRE.

     Pursuant to the Adjustment Agreement, the ENRE granted Edenor a payment plan in respect of a part of Edenor’s accrued fines and penalties and agreed, subject to certain conditions, to forgive the remainder upon the completion of the Edenor RTI. The amount of accrued fines and penalties subject to forgiveness and to the payment plan are adjusted from time to time to reflect any subsequent increases in Edenor’s distribution margins pursuant to the Adjustment Agreement, including CMM adjustments. As of the date of this registration statement, we estimate that the ENRE will forgive approximately Ps. 71.4 million of Edenor’s accrued fines and penalties upon the completion of the Edenor RTI, and that Edenor will be required to pay approximately Ps. 258.9 million in accordance with the payment plan provided for in the Adjustment Agreement. This payment plan allows Edenor to repay these fines and penalties in fourteen semiannual installments commencing after a 180-day grace period from the date the Edenor RTI comes into effect.

     Pledge of Class A shares. In accordance with the concession, EASA has pledged its 51% stake in Edenor to the Argentine government to secure the obligations set forth in the concession. The Adjustment Agreement extends the pledge to secure the obligations under that agreement as well. The Argentine government may foreclose its pledge over the Class A shares and sell them in an public bidding process if any of the following occur:

  Edenor incurs penalties in excess of 20% of its gross energy sales, net of taxes (which corresponds to our energy sales) in any given year;

  EASA fails to obtain the ENRE’s approval in connection with the disposition of the Class A shares;

  material and repeated breaches of the concession that are not remedied upon request of the ENRE;

  EASA creates any lien or encumbrances on the Class A shares (other than the pledge to the Argentine government);

  EASA or Edenor obstruct the sale of the Class A shares at the end of any management period under our concession;

  Edenor’s articles of incorporation or voting rights are amended in a way that modifies the voting rights of the Class A shares without the ENRE’s approval; or

  Edenor or any existing or former shareholder of EASA who has brought claims against the Argentine government in the ICSID does not desist from its ICSID claims against the Argentine government following completion of the Edenor RTI and the approval of a new tariff regime.

     Revocation of concession. The Argentine government has the right to revoke the concession if Edenor enters into bankruptcy and the government decides that it shall not continue rendering services, in which case all of its assets will be transferred to a new state-owned company that will be sold in an international public bidding process. At the conclusion of this bidding process, the purchase price will be delivered to the bankruptcy court in favor of Edenor’s creditors, net of any debt owed by Edenor to the Argentine government, and any residual proceeds will be distributed to Edenor’s shareholders.

     Tariffs. Under the terms of Edenor’s concession, the tariffs charged by Edenor (other than those applied to customers in the wheeling system) are composed of:

  the cost of electric power purchases (which Edenor passes on to its customers) and a fixed charge to cover a portion of Edenor’s energy losses in its distribution activities;

  Edenor’s regulated distribution margin, which is known as the value-added for distribution, or VAD, to cover its operating expenses, taxes and amortization expenses and to provide Edenor with an adequate return on its asset base; and

  any taxes imposed by the Province of Buenos Aires or the City of Buenos Aires.

     Large users are eligible to purchase their energy needs directly from generators in the WEM and acquire from Edenor only the service of delivering that electricity to them. Edenor’s tariffs for these large users (known as wheeling charges) do not include, therefore, charges for energy purchases. Accordingly, wheeling charges consist of the fixed charge for recognized energy losses (determined by reference to a fixed percentage of energy and power capacity for each respective voltage level set forth in Edenor’s concession) and Edenor’s distribution margin.

     Edenor’s concession originally contemplated a fixed distribution margin for each tariff parameter with semiannual adjustments based on variations in the U.S. wholesale price and U.S. consumer price indices. However, the Emergency Law, enacted in January 2002, among other measures, revoked all adjustment clauses in U.S. Dollars or other foreign currencies and indexation clauses. As a result, the adjustment provisions contained in Edenor’s concession were no longer in force and, from January 2002 through February 2007, Edenor was required to charge the same fixed distribution margin in Pesos established in 2002, without any type of currency or inflation adjustment.

     Pursuant to the Adjustment Agreement, which came into effect in February 2007, the Argentine government granted Edenor an increase of 28% in Edenor’s distribution margin, including a 5% increase to fund specified capital expenditures required by the Adjustment Agreement, subject to a 15% cap on the increase of Edenor’s average tariff. Although this increase applies to all of Edenor’s tariff categories, the amount of the increase was only allocated to Edenor’s non-residential customers (including wheeling customers), which customers, as a result, experienced an increase in VAD greater than 28%, while Edenor’s residential customers did not experience any increase in VAD. The increase is effective retroactively from November 1, 2005 and will remain in effect until the approval of a new tariff scheme under the integral tariff revision process described below.

     The Adjustment Agreement also contemplates the CMM, which requires the ENRE to review Edenor’s actual distribution costs every six months (in May and November of each year). If the variation between Edenor’s actual distribution costs and Edenor’s recognized distribution costs (as adjusted by any subsequent CMM) is 5% or more, the ENRE is required to adjust Edenor’s distribution margin to reflect Edenor’s actual distribution cost base. Edenor may also request that the CMM be applied at any time that the variation between Edenor’s actual distribution costs and Edenor’s then recognized distribution costs is 10% or more. On January 30, 2007, in addition to formally approving Edenor’s new tariff schedule reflecting the 28% increase provided by the Adjustment Agreement, the ENRE applied the CMM retroactively in each of May and November 2006, which resulted in an additional 8.032% increase in Edenor’s distribution margins effective May 1, 2006. This increase, when compounded with the 28% increase granted under the Adjustment Agreement, resulted in an overall 38.3% increase in Edenor’s distribution margins.

     Edenor began charging its non-residential customers the new tariffs (as adjusted by the May 2006 CMM) on February 1, 2007. The ENRE also authorized Edenor to charge its non-residential customers the retroactive portion of these tariff increases for the period from November 2005 through January 2007, which amounts in the aggregate to Ps. 218.6 million, payable in 55 monthly installments beginning in February 2007.

     In May 2007, Edenor requested an additional 11.3% increase in its distribution margins under the CMM to reflect variations in Edenor’s distribution cost base compared to the recognized distribution cost base as adjusted by the May 2006 CMM. In October 2007, the Secretariat of Energy published Resolution No. 1037/2007, which granted Edenor an increase of 9.63% to its distribution margins. However, this increase has not been incorporated into Edenor’s tariff structure. Instead, the resolution establishes that the funds that Edenor is required to collect and transfer to the PUREE may be retained by Edenor to cover this May 2007 CMM increase and future CMM increases until the new tariff structure is established pursuant to the Edenor RTI as contemplated by the Adjustment Agreement. Initially, Edenor was expected to reimburse the amounts deducted from the PUREE.

     In November 2007, Edenor requested an additional 7.51% increase to its distribution margins under the CMM to account for fluctuations in the distribution cost base for the period from May 1, 2007 to October 31, 2007, in comparison to the distribution cost base recognized by the CMM in May 2007.

     On July 31, 2008, the ENRE issued Resolution No. 324/2008, which approves new electricity tariff schedules for Edenor that partially incorporate the adjustments resulting from past applications of the CMM that had not been previously incorporated into Edenor’s tariff schedules. This new tariff schedule is retroactively effective as from July 1, 2008. The new tariff schedule provided Edenor with an overall 17.9% increase in its aggregate distribution margins, reflecting increases ranging from 10% in the average bills of medium-consumption residential customers to 30% in the average bills of very high consumption residential customers, as well as 10% in the average bills of other customers (except for public lighting).

     On November 26, 2008, the ENRE authorized Edenor to permanently keep the funds it withheld from the PUREE as compensation for the retroactive portion of the 7.56% CMM adjustment for the period ending in November 2007, which had not been factored into Edenor’s tariffs in previous periods.

     On October 31, 2008, the Secretariat of Energy issued Resolution No. 1169/08 approving the new seasonal benchmark prices for energy and power on the WEM, which did not involve the VAD portion of the distribution tariff and thus does not represent an increase in Edenor’s revenues. Consequently, the ENRE issued Resolution No. 628/08 approving the rate schedule effective as from October 1, 2008 for Edenor’s customers. The new rate schedule passed the purchase price of electricity as well as the other costs related to the WEM, including transmission to the final customer. Please see “Item 5. Operating and Financial Review and Prospects—Factors Affecting our Results of Operations—Electricity Prices and Tariffs.”

     These increases, and any subsequent increases granted under the CMM, will remain in effect until the approval of a new tariff scheme pursuant to the Edenor RTI, with the ENRE under the Adjustment Agreement. The Edenor RTI will cover, among other factors, a recalculation of the compensation Edenor receives for its distribution services, including taxes that are not currently passed through to Edenor’s customers (such as taxes on financial transactions), a revised analysis of Edenor’s distribution costs, modifications to Edenor’s quality of service standards and penalty scheme and, finally, a revision of Edenor’s asset base and rate of return. Pursuant to Resolution No. 434/2007 of the Secretariat of Energy, the new tariff structure under the Edenor RTI was supposed to take effect in February 2008.

     On July 30, 2008, the Secretariat of Energy adopted Resolution No. 865/2008, which modifies Resolution No. 434/2007, and establishes that the new electricity tariffs to be adopted pursuant to the Edenor RTI will become effective in February 2009. In addition, Resolution No. 865/2008 states that in the event that the Edenor RTI results in an increase in the then effective electricity tariffs, such increase will take place in three stages: in February 2009, August 2009 and February 2010.

     However, as of the date of this registration statement, the Edenor RTI has not yet been completed, and the outcome of the renegotiation of Edenor’s tariff structure is highly uncertain. We cannot make assurances that the renegotiation process will conclude in a timely manner or that the revised tariff structure will provide Edenor with an adequate return on its asset base.

     Customers. Edenor classifies its customers pursuant to the following tariff categories:

  Residential (T1-R1 and T1-R2): residential customers whose peak capacity demand is less than 10kW. In 2007, this category accounted for approximately 40% of Edenor’s electricity sales.

  Small commercial (T1-G1 and T1-G2): commercial customers whose peak capacity demand is less than 10kW. In 2007, this category accounted for approximately 8% of Edenor’s electricity sales.

  Medium commercial (T2): customers whose peak capacity demand is equal to or greater than 10kW but less than 50kW. In 2007, this category accounted for approximately 9% of Edenor’s electricity sales.

  Industrial (T3): industrial customers whose peak capacity demand is equal to or greater than 50kW. In 2007, this category accounted for approximately 20% of Edenor’s electricity sales.

  Wheeling System: large users who purchase their electricity requirements directly from generation or broker companies through the wholesale electricity market. In 2007 this category represented approximately 17% of Edenor’s electricity sales.

  Others: public lighting (T1-PL) and shantytown customers whose peak capacity demand is less than 10kW. In 2007, this category accounted for approximately 5% of Edenor’s electricity sales.

     Edenor strives to maintain an accurate categorization of its customers in order to charge the appropriate tariff to each customer. In particular, Edenor focuses on its residential tariff categorizations to both minimize the number of commercial and industrial customers who are classified as residential customers and to identify residential customers whose peak capacity demand exceeds 10kW and therefore do not qualify as residential users.

     Shantytowns. In accordance with the terms of its concession, Edenor supplies electricity to low-income areas and shantytowns located within its service area. In October 2003, Edenor, Edesur and Edelap entered into a framework agreement with the Argentine government and the Province of Buenos Aires to regulate their supply to low-income areas and shantytowns. Under this agreement, Edenor is compensated for the service Edenor provides to shantytowns by a commission formed in each shantytown that collects funds from residents of the shantytown. In addition, Edenor is compensated separately by the municipality in which each shantytown is located, and, if there is any payment shortfall, by a special fund to which the Argentine government contributes an amount equal to 21%, and the Province of Buenos Aires 15.5%, of the compensation, net of taxes, paid by those customers with payment problems and meter irregularities who are regularized under the framework agreement. The term of the new framework agreement was four years, commencing from January 1, 2003, which could be renewed for another four-year term if the parties agree. The Framework Agreement expired on December 31, 2006. On October 26, 2006, Edenor entered into a Payment Plan Agreement with the government of the Province of Buenos Aires that establishes the conditions pursuant to which the Province of Buenos Aires will honor its obligation to Edenor amounting to Ps. 27,114, for the period from September 2002 to June 2006, which the Province agrees to verify in accordance with the provisions of the new Framework Agreement. In addition, the Province agrees to pay the debt and resulting from this verification, in 18 equal, consecutive and monthly installments. As of March 31, 2009, the balance corresponding to the Payment Plan Agreement amounted to Ps. 2.3 million.

     On June 23, 2008, Edenor signed an amendment to the Framework Agreement with the Argentine government, the Province of Buenos Aires and other national electric distributors agreeing to extend the Framework Agreement for four years from January 1, 2007. The Argentine government ratified the amendment on September 22, 2008 and the Province of Buenos Aires ratified the amendment on May 15, 2009. Throughout this process, Edenor continued to supply energy to shantytowns. As of March 31, 2009, Edenor’s receivables for amounts accrued but not yet paid for the supply of energy to shantytowns under the Framework Agreement amounted to Ps. 53.7 million.

     Energy losses. Energy losses are equivalent to the difference between energy purchased and energy sold. Technical losses represent the energy that is lost during transmission and distribution within the network as a consequence of natural heating of the conductors that transmit electricity from the generating plants to the customers. Non-technical losses are primarily due to illegal use of Edenor’s services. Energy losses require Edenor to purchase additional electricity to satisfy demand and its concession allows Edenor to recover from its customers the cost of these purchases up to a loss factor specified in the concession for each tariff category. The average loss factor under Edenor’s concession is 10%.

     The following table illustrates Edenor’s estimation of the approximate breakdown between technical and non-technical energy losses experienced in its service area since 1994:

	Year ended December 31,

	2008	2007	2006	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995	1994

Technical losses	9.8%	9.6%	8.6%	8.3%	8.1%	8.0%	7.8%	7.5%	7.3%	8.0%	7.9%	8.1%	9.5%	9.5%	9.5%
Non-technical losses	1.0%	2.0%	2.5%	2.7%	3.4%	4.7%	4.5%	3.6%	2.7%	2.2%	2.7%	3.6%	4.9%	7.5%	10.7%

Total losses	10.8%	11.6%	11.1%	11.0%	11.5%	12.7%	12.3%	11.1%	10.0%	10.1%	10.6%	11.7%	14.4%	17.0%	20.2%

Employees

     Excluding those employed by us on a temporary basis, at March 31, 2009, we, together with our co-controlled companies, had 4,353 full time employees. The following table sets forth the number of our full-time employees by segment for the periods indicated:

	At March 31, 2009			At December 31, 2008

	Union	Non-Union	Total	Union	Non-Union	Total

Generation	309	172	481	306	163	469
Transmission(1)	806	382	1,188	793	431	1,224
Distribution	2,048	496	2,544	2,000	489	2,489
Holding	0	140	140	0	119	119

Total	3,163	1,190	4,353	3,099	1,202	4,301

_______________
(1)
Includes the total number of employees of each company in which we have a co-controlling interest. We proportionally consolidate our share of the associated costs related to these employees. See “Presentation of Information—Financial Information—Proportionate consolidation of certain subsidiaries.”

     Approximately 72.7% of our work force is affiliated with a union and/or is a party to a collective bargaining agreement. We have completed salary negotiations for 2008, but due to inflationary pressures, we may need to reopen negotiations before the end of the year. We maintain a positive relationship with each of the employee unions at our subsidiary companies. To date, we have experienced no labor strikes, and although we have experienced work stoppages for short periods of time, none of these stoppages has had a significant material adverse effect on our operations.

     We offer a variety of benefits beyond those required by the Argentine Labor Contract Law, but make no payments to retirees or terminated employees. In accordance with the agreements we have entered with the unions at some of our subsidiaries, we are required to pay certain seniority premiums to retiring employees as a one time payment upon retirement.

     Prior to November 2005, when Messrs. Damián Mindlin, Gustavo Mariani and Ricardo Torres acquired a majority stake in us, we did not engage in any operating activities, and before the second half of 2006, we had no relevant operations. As a result, our employees as of December 31, 2006 were limited to those employees related to our transmission and generation operations, which we acquired in the second half of 2006.

Capital Expenditures

     For a discussion of our capital expenditures, see “Item 5. Operating and Financial Review and Prospects—Capital Expenditures.”

Property, Plants and Equipment

     We maintain our executive offices at Bouchard 547, 26th Floor, City of Buenos Aires (C1106ABG). We have entered into an agreement with Grupo Dolphin S.A. to use certain office space and common services at this location and have agreed to contribute to occupancy and administrative costs on the basis of the space occupied by us. For lease of the office space, our payments averaged approximately U.S. $25,569 per month in 2008 (U.S. $35.4 per m2). For building expenses, our monthly payments in 2008 and 2009 average Ps. 10,000. This agreement will end on or about August 2009. We also maintain of our back office and administrative operations at another location in the Puerto Madero area of the City of Buenos Aires. Although we consider our office space adequate for our current operations, we plan to move both our executive offices and back office and administrative operations to a single location in the Barrio Parque area of the City of Buenos Aires during the second half of 2009.

     The following table sets forth our total property, plant and equipment for the periods indicated:

	At March 31, 2009		At December 31, 2008		At December 31, 2007

	(in millions of Pesos)
Generation	Ps.	1,360.5	Ps.	1,087.4	Ps.	923.8
Transmission		766.9		769.0		751.6
Distribution		3,658.4		3,630.6		3,489.5
Holding		3.2		17.7		8.3

Total	Ps.	5,789.0	Ps.	5,504.7	Ps.	5,173.2

Insurance

     In our distribution business, our physical assets are insured for up to U.S. $526.3 million; however, we do not carry insurance coverage for losses caused by network or business interruption, including loss of our concession. In our transmission business we are insured for damages to property including damages due to electrical malfunction, tornados, hurricanes and earthquakes for losses up to U.S. $1,521.9 million for Transener and U.S. $426.9 million for Transba. As is standard in the electricity transmission sector, electricity towers and transmission lines are not covered by these policies, nor is the loss of our concession. In our generation business, we carry full insurance for each of our generation assets, including business interruption and general liability insurance. The total generation assets covered under these policies are valued at U.S. $1,299.1 million. In the case of our generation expansion projects, we currently carry full liability construction insurance, including advance loss of profit insurance, for assets valued up to U.S. $228.8 million.

Item 4A. Not Applicable.

Item 5. Operating and Financial Review and Prospects

     This section contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, those set forth in “Forward-Looking Statements,” and “Item 3. Key Information—Risk Factors” and the matters set forth in this registration statement generally.

     The following discussion is based on, and should be read in conjunction with our financial statements and related notes contained in this registration statement, as well as “Item 3. Key Information—Selected Financial Data.”

Overview

     We acquired all of our principal generation, transmission and distribution assets relatively recently, commencing in the second half of 2006 and, in each case, after Messrs. Damián Mindlin, Gustavo Mariani, and Ricardo Torres acquired a majority stake in us in November 2005. At the time of our acquisition by these individuals, we did not have any operations or engage in any activities, as our former business activities, which were limited to the ownership and operation of a warehouse building, were suspended in 2003. After November 2005, our business activities consisted principally of identifying and executing investments in the Argentine electricity sector. As a result of the acquisitions we have consummated since the second half of 2006, we have become the largest fully integrated electricity company in Argentina.

     Accordingly, prior to the second half of 2006, we have no relevant operating history, comparable financial statements or business track record that might constitute a basis for comparing or evaluating the performance of our operations or business prospects following the recent acquisitions of our principal generation, transmission and distribution assets. Consequently, our financial results for the periods following the first half of 2006 are not comparable with the results for the periods preceding June 30, 2006 (the end of our former fiscal year), and the historical financial information contained in this registration statement and in our audited financial statements as of and for the fiscal years ended June 30, 2006, 2005 and 2004 is not likely to be relevant for purposes of evaluating the performance of our current businesses and operations.

     Below is a summary of our principal generation, transmission and distribution assets, including the respective acquisition date and price for each asset:

  Generation:

  - 90.3% of the capital stock of Nihuiles and 91.6% of the capital stock of Diamante (each a holding company that owns a majority interest in HINISA and HIDISA, respectively, each a hydroelectric power generation company), acquired for a combined purchase price of approximately U.S. $55.7 million, of which US $50.8 million was paid at closing on October 18, 2006 and U.S. $4.9 million (plus interest) is to be paid on June 7, 2011. On January 8 and 9, 2008, we acquired for Ps. 3.4 million the shares previously held by HIDISA’s Employee Participation Program, representing 2% of the stock capital of HIDISA. Following such acquisition, all Class C shares of HIDISA were converted to Class B shares, which are freely transferable to third parties. Therefore, we currently control, directly and indirectly, 56% of the stock capital and voting rights of HIDISA;

  - 100% of the capital stock of CIESA, which in turn holds 100% of the capital stock of Piedra Buena, a thermal generation plant located at Ingeniero White, Bahia Blanca in the Province of Buenos Aires, acquired on August 3, 2007 for a total purchase price of U.S. $85.0 million;

  - 100% of the capital stock of Powerco, the owner of 15.48% of the voting capital stock of Güemes; we acquired an indirect stake in Powerco through the acquisition of 100% of Dilurey’s capital stock (which held at that time 90% of Powerco’s capital stock) and a direct 8% stake in Powerco on January 4, 2007 for a total purchase price of U.S. $16.7 million and the remaining 2% of Powerco’s capital stock on August 24, 2007 for U.S. $460,000 pursuant to an option agreement between us and Güemes’s former chief executive officer; and

  - 100% of the capital stock of Loma de la Lata, which owns the thermal generation plant located at Loma de la Lata in the Province of Neuquén, which plant was acquired from Central Puerto on May 17, 2007 for a purchase price of U.S. $60 million (Loma de la Lata also holds 180,869,600 ordinary shares of Güemes, representing 74.19% of Güemes’s voting capital stock).
  Transmission: 100% of the capital stock of Transelec, which holds 50% of the capital stock of Citelec, the owner of 52.65% of the capital stock of Transener (the largest electricity transmission company in Argentina). Pampa acquired from Dolphin Opportunity LLC on September 15, 2006, 89.76% of Transelec’s capital stock for a purchase price of U.S. $48.5 million; the remaining 10.24% of Transelec’s capital stock was collectively held by Messrs. Marcelo Mindlin, Damián Mindlin and Gustavo Mariani, who had a right to sell those shares to us after January 1, 2008. This right was exercised on January 2, 2008 for a total purchase price of Ps. 38.8 million (U.S. $12.3 million).

  Distribution: 100% of the capital stock of DESA and IEASA, which collectively hold 100% of the capital stock of EASA, the owner of 51% of the capital stock of Edenor (the largest electricity distribution company in Argentina), acquired on September 28, 2007 from the former indirect shareholders of EASA in exchange for 480,194,242 shares of our common stock (of which 436,745,975 were issued in the form of Global Depositary Receipts (GDSs)).

     In addition to our principal businesses, below is a summary of certain non-core assets and investments we hold, directly or indirectly, including the respective acquisition date and price for each asset:

  Approximately 13.3% of the capital stock (representing 4.1% of the voting rights) of Cerámica San Lorenzo S.A. (Cerámica San Lorenzo), a leading Argentine producer of ceramic floor coverings and tiles, acquired between February 2007 and March 2008 for an aggregate purchase price of approximately U.S. $8.3 million and having a market value of approximately Ps. 22.6 million (U.S. $6.1 million) based on a trading price of Ps. 2.39 per share on the Buenos Aires Stock Exchange as of March 31, 2009. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.”

  4.47% of the capital stock of San Antonio Global Ltd., a company that indirectly owns certain onshore drilling and well treatment businesses, which shares were acquired on October 30, 2007, on May 30, 2008 and on June 26, 2008, by Dilurey, one of our wholly-owned subsidiaries, for a total purchase price of approximately Ps. 81.7 million (U.S. $25.8 million).
  44 lots at the Benquerencia Exclusive Club, a real estate development located in San Miguel del Monte, approximately 80 miles from the City of Buenos Aires, acquired in January 2006 and with a book value of approximately Ps. 6.6 million (approximately U.S. $1.8 million) as of March 31, 2009.

Sources of Revenues

Generation

     Our generation operations derive revenues primarily from the sale of electricity in the spot market and, to a lesser extent, under term contracts. In addition, a portion of Güemes’s revenues is derived under long-term contracts for the exportation of electricity to Uruguay. We expect that as our Energía Plus expansion projects come on line, the proportion of our sales made under term contracts will increase, subject to securing long-term fuel and natural gas contracts for additional electricity generation from these projects. See “Item 4. Information on the Company—The Argentine Electricity Sector—Energía Plus.”

Transmission

     Our transmission operations generate both regulated and non-regulated revenues. Regulated revenues are derived from tariffs for the transmission of electricity over Transener’s high voltage system. In addition, we derive non-regulated revenues from Transener’s Fourth Line operations and other businesses. Other non-regulated revenues for Transener are generated through services provided to third parties with assets not covered by its concession and Transener’s international operations.

Distribution

     Our distribution operations generate revenues mainly from net energy sales to users in our distribution service area. Net energy sales reflect the distribution tariffs Edenor charges its customers (which include Edenor’s energy purchase costs) and reflect deductions for fines and penalties incurred in our distribution operations during the year. In addition, our distribution revenues include late payment charges charged to customers for delays in payment of our bills, connection and reconnection charges and leases of poles and other network equipment.

Factors Affecting Our Results of Operations

     Our results of operations are principally affected by economic conditions and inflation in Argentina, changes in prices for our electricity sold and in our regulated transmission and distribution tariffs, fluctuations in demand for electricity in Argentina and our costs of sales and operating expenses.

Argentine economic conditions and inflation

     Because a substantial portion of our operations, facilities and customers are located in Argentina, we are affected by general economic conditions in the country. In particular, the general performance of the Argentine economy affects demand for electricity, and inflation and fluctuations in currency exchange rates affect our costs and our margins. Inflation primarily affects our business by increasing operating costs, while at the same time reducing our revenues in real terms.

     In December 2001 Argentina experienced an unprecedented crisis that virtually paralyzed the country’s economy through most of 2002 and led to radical changes in government policies. The crisis and the government’s policies during this period severely affected the electricity sector, as described below. Although over the past four years the Argentine economy has recovered significantly from the crisis and the business and political environment has been largely stabilized, the Argentine government has only recently begun to address the difficulties experienced by the Argentine electricity sector as a result of the crisis and its aftermath. However, we believe that the current recovery and the recent measures adopted by the Argentine government in favor of the electricity sector, such as incentives for the construction of additional generation facilities and the creation of fiduciary funds to further enhance generation, transmission and distribution of electricity throughout the country, have set the stage for growth opportunities in our industry.

The following table sets forth key economic indicators in Argentina during the years indicated:

	Year ended December 31,

	2008	2007	2006	2005	2004

Real GDP (% change)	7.0	8.7	8.5	9.0	9.0
Nominal GDP (in millions of Pesos)	1,023,312	812,456	654,413	532,268	447,643
Real Consumption (% change)	6.7	8.8	7.4	8.5	8.3
Real Investment (% change)	9.0	13.6	18.2	22.7	34.4
Industrial Production (% change)	4.9	7.5	8.3	7.7	10.6
Consumer Price Index	7.2	8.5	9.8	12.3	6.1
Nominal Exchange Rate (in Ps. /U.S.$ at period end)	3.47	3.16	3.06	3.04	2.98
Exports (in millions of U.S.$)	70,589	55,933	46,569	40,013	34,550
Imports (in millions of U.S.$)	57,413	44,780	34,159	28,692	22,445
Trade Balance (in millions of U.S.$)	13,176	11,153	12,410	11,321	12,105
Current Account (% of GDP)	2.5	2.8	3.8	3	2.2
Reserves (in millions of U.S.$)	46,386	46,176	32,037	28,077	19,650
Tax Collection (in millions of Pesos)	269,375	199,781	150,008	119,252	98,285
Primary Surplus (in millions of Pesos)	32,529	25,719	23,156	19,661	17,360
Public Debt (% of GDP at December 31) *	48.5	56.1	64.0	73.9	127.3
Public Debt Service (% of GDP)	4.8	5.4	5.1	5.4	5.8
External Debt (% of GDP at December 31)	39.2	47.6	51.3	64.4	112.4

___________________________
Sources: INDEC; Central Bank; Ministry of Economy and Production.
* Does not include hold outs

     Following years of hyperinflation and economic recession, in 1991 the Argentine government adopted an economic program that sought to liberalize the economy and impose monetary discipline. The economic program, which came to be known as the Convertibility regime, was centered on the Convertibility Law of 1991 and a number of measures intended to liberalize the economy, including the privatization of a significant number of public sector companies (including certain of our subsidiaries and co-controlled companies). The Convertibility Law established a fixed exchange rate based on what is generally known as a currency board. The goal of this system was to stabilize the inflation rate by requiring that Argentina’s monetary base be fully backed by the Central Bank’s gross international reserves. This restrained the Central Bank’s ability to effect changes in the monetary supply by issuing additional Pesos and fixed the exchange rate of the Peso and the U.S. Dollar at Ps. 1.00 to U.S. $1.00.

     The Convertibility regime temporarily achieved price stability, increased the efficiency and productivity of the Argentine economy and attracted significant foreign investment to Argentina. At the same time, Argentina’s monetary policy was tied to the flow of foreign capital into the Argentine economy, which increased the vulnerability of the economy to external shocks and led to increased reliance on the services sector of the economy, with the manufacturing, agricultural and industrial sectors lagging behind due to the relative high cost of Peso-denominated products in international markets as a result of the Peso’s peg to the U.S. Dollar. In addition, related measures restricted the Central Bank’s ability to provide credit, particularly to the public sector.

     Following the enactment of the Convertibility Law, inflation declined steadily and the economy experienced growth through most of the period from 1991 through 1997. This growth slowed from 1998 on, however, as a result of the Asian financial crisis in 1997, the Russian financial crisis in 1998 and the devaluation of Brazil’s currency in 1999, which led to the widespread withdrawal of investors’ funds from emerging markets, increased interest rates and a decline in exports to Brazil, Argentina’s principal export market at the time. According to INDEC, in the fourth quarter of 1998, the Argentine economy entered into a recession that caused the gross domestic product to decrease by 3.4% in 1999, 0.8% in 2000 and 4.4% in 2001. In the second half of 2001, Argentina’s recession worsened significantly, precipitating a political and economic crisis at the end of 2001.

2001 Economic crisis

     Beginning in December 2001, the Argentine government implemented an unexpected number of monetary and foreign exchange control measures that included restrictions on the free disposition of funds deposited with banks and on the transfer of funds abroad without prior approval by the Central Bank, some of which are still in effect. On December 21, 2001, the Central Bank decided to close the foreign exchange market, which amounted to a de facto devaluation of the Peso. On December 24, 2001, the Argentine government suspended payment on most of Argentina’s foreign debt.

     The economic crisis led to an unprecedented social and political crisis, including the resignation of President Fernando De la Rúa and his entire administration in December 2001. After a series of interim governments, in January 2002 the Argentine congress appointed Senator Eduardo Duhalde, a former vice-president and former governor of the Province of Buenos Aires, to complete De la Rúa’s term through December 2003.

     On January 6, 2002, the Argentine congress enacted the Emergency Law, which introduced dramatic changes to Argentina’s economic model, empowered the Argentine government to implement, among other things, additional monetary, financial and foreign exchange measures to overcome the economic crisis in the short term and brought to an end the Convertibility regime, including the fixed parity of the U.S. Dollar and the Peso. Following the adoption of the Emergency Law, the Peso devalued dramatically, reaching its lowest level on June 25, 2002, at which time it had devalued from Ps. 1.00 to Ps. 3.90 per U.S. Dollar according to Banco Nación. The devaluation of the Peso had a substantial negative effect on the Argentine economy and on the financial condition of individuals and businesses. The devaluation caused many Argentine businesses (including certain of our subsidiaries and co-controlled companies) to default on their foreign currency debt obligations, significantly reduced real wages and crippled businesses that depended on domestic demand, such as public utilities and the financial services industry. The devaluation of the Peso created pressure on the domestic pricing system and triggered very high rates of inflation. According to INDEC, during 2002 the Argentine wholesale price index increased by approximately 118% and the Argentine consumer price index rose approximately 41%.

     Following the adoption of the Emergency Law, the Argentine government implemented measures, whether by executive decree, Central Bank regulation or federal legislation, attempting to address the effects of the collapse of the Convertibility regime, recover access to financial markets, reduce government spending, restore liquidity to the financial system, reduce unemployment and generally stimulate the economy.

     Pursuant to the Emergency Law, the Argentine government, among other measures:

  converted public utility tariffs from their original U.S. Dollar values to Pesos at a rate of Ps. 1.00 per U.S. $1.00;

  froze all regulated distribution margins relating to the provision of public utility services (including the margins of certain of our subsidiaries and co-controlled companies);

  revoked all price adjustment provisions and inflation indexation mechanisms in public utility concessions (including the concessions of certain of our subsidiaries and co-controlled companies); and

  empowered the Executive Branch to conduct a renegotiation of public utility contracts (including the concessions of certain of our subsidiaries and co-controlled companies) and the tariffs set therein (including the tariffs of certain of our subsidiaries and co-controlled companies).

     These measures, combined with the devaluation of the Peso and high rates of inflation, had a severe effect on public utilities in Argentina (including certain of our subsidiaries and co-controlled companies). Because public utilities were no longer able to increase tariffs at a rate consistent with the increased costs they were incurring, increases in the rate of inflation led to decreases in their revenues in real terms and a deterioration of their operating performance and financial condition. Most public utilities had also incurred large amounts of foreign currency indebtedness to finance the capital improvement and expenditure programs. At the time of these privatizations, the capital structures of each privatized company were determined taking into account the Convertibility regime and included material levels of U.S. Dollar-denominated debt. Following the elimination of the Convertibility regime and the resulting devaluation of the Peso, the debt service burden of these utilities significantly increased, which when combined with the margin freeze and conversion of tariffs from U.S. Dollars to Pesos, led many of these utilities (including certain of our subsidiaries and co-controlled companies) to suspend payments on their foreign currency debt in 2002.

Economic recovery and outlook

     Beginning in the second half of 2002, Argentina experienced economic growth driven primarily by exports and import-substitution, both facilitated by the lasting effect of the devaluation of the Peso in January 2002. While this devaluation had significant adverse consequences, it also fostered a reactivation of domestic production in Argentina as the sharp decline in the Peso’s value against foreign currencies made Argentine products relatively inexpensive in the export markets. At the same time, the cost of imported goods increased significantly due to the lower value of the Peso, forcing Argentine consumers to substitute their purchase of foreign goods with domestic products, substantially boosting domestic demand for domestic products.

     In April 2003, Dr. Néstor Kirchner, the former governor of the province of Santa Cruz, was elected as president for a four-year term, and he took office in May 2003. During 2003, Argentina moved towards normalizing its relationship with the IMF, withdrew all the national and provincial governments’ quasi-money securities from circulation and eliminated all deposit restrictions. The trade balance experienced a sustained surplus, aided by the rise in commodity prices and export volumes. At the same time, social indicators improved, with the unemployment rate decreasing to 17.3%, and real wages began to recover according to INDEC. In June 2005, the Argentine government completed a restructuring of Argentina’s public external debt, which had been in default since December 2001. Argentina reduced its outstanding principal amount of public debt from U.S. $191.3 billion to U.S. $126.6 billion and extended payment terms. Approximately U.S. $19.5 billion of defaulted bonds held by creditors who did not participate in the exchange offer remain outstanding according to the Argentine Ministry of Economy and Production. On January 3, 2006, Argentina completed an early repayment of all of its outstanding indebtedness with the IMF, for an amount totaling approximately U.S. $10.0 billion owing under credit lines.

     From 2003 to 2007, the economy continued recovering from the 2001 economic crisis. The economy grew by 8.8% in 2003, 9.0% in 2004, 9.2% in 2005, 8.5% in 2006 and 8.7% in 2007, led by domestic demand and exports. From a demand perspective, private sector spending was accompanied by a combination of liberal monetary and conservative fiscal policies. Growth in spending, however, consistently exceeded the rate of increase in revenue and nominal GDP growth. From a supply perspective, the trade sector benefited from a depressed real exchange rate, which was supported by the intervention of the Central Bank in the foreign exchange market. Real exports improved, in part due to growth in Brazil, and the current account improved significantly, registering surpluses in 2004, 2005, 2006 and 2007.

     On December 10, 2007, Cristina Fernández de Kirchner, wife of the ex-President Dr. Néstor Kirchner, was inaugurated as President of Argentina for a four-year term.

     Argentina grew by 7% in 2008, 19.5% less than in 2007. According to the INDEC, growth was negative in both the first and the fourth quarter of 2008 (-0.3% for both periods) as compared to the same periods in 2007, without adjusting for seasonality. This negative growth is primarily attributable to the conflict between the Argentine government and farmers in early 2008 and the global financial crisis, which deepened in the second half of 2008.

     The agricultural sector was particularly hard hit in 2008 as a result of the decrease in commodities prices as well as a significant drought. A decline in the agricultural sector has adverse ramifications for the entire economy based on the significant role played by the sector in the Argentine economy.

     At the end of 2008, the Argentine government enacted a series of measures aimed at counteracting the decline in the level of economic activity, including special tax rates and less stringent foreign exchange restrictions in connection with the repatriation and national investment of capital previously deposited abroad by Argentine nationals, extensions in the payment terms for overdue taxes and social security taxes, reductions in payroll tax rates for companies that increase their headcounts, creation of the Ministry of Production, announcements regarding the construction of new public works, consumer loans for the acquisition of durable goods and loans to finance exports and working capital for industrial companies, as well as various agricultural and livestock programs, all aimed at minimizing lay-offs during the current global financial crisis. The effectiveness of these measures will depend on the government’s ability to fund them without reducing the amount of funding for other budgeted activities as well as the degree of confidence they create in the overall stability of the Argentine economy.

     President Kirchner faces numerous challenges as a result of upcoming legislative elections, threats of renewed conflicts with farmers due to their loss of profitability, pressure from trade unions to maintain jobs and keep pace with inflation through salary increases, and a stringent schedule of payments of the public debt.

     In addition, the government also faces significant economic challenges, including the fact that surpluses in the balance of trade for 2008 are not expected to continue in 2009 as a result of decreases in commodities prices and potential devaluations of the Argentine peso. Corporate tax revenues are expected to be lower in 2009 as compared to 2008 as a result of a decline in exports and the general downturn in domestic activity. As a result, we could potentially face further increases in public utilities tariffs as the government cuts back on subsidies granted to public utility customers.

     However, inflation is not expected to increase as significantly as it did in 2007 and GDP is expected to continue to grow in 2009, albeit at a slower rate. Based on the current economic and political situation, and if the current global financial crisis continues to deepen, the economic indicators, as well as others, may be adversely affected.

Electricity prices and tariffs

     Our revenues and margins are substantially dependent on the prices we are able to charge for the electricity sold by our generation plants, as well as the composition of our transmission and distribution tariffs (including the tariff setting and adjustment process contemplated by our transmission and distribution concessions). Our management is currently focused on improving the prices we are able to charge for electricity generated, including by expanding our generation capacity to increase our sales to the unregulated market under the Energía Plus regulatory framework, and renegotiating our transmission and distribution tariff structures, which, if successful, would have a significant impact on our results of operations.

Electricity prices

     Our generation operations derive revenues primarily from the sale of electricity in the spot market and, to a lesser extent, under term contracts, including Energía Plus contracts. In addition, a portion of Güemes’s revenues is derived under long-term contracts for the exportation of electricity to Uruguay. Due to the lower availability of hydro-generated electricity in 2008 and to the insufficient gas supply, especially during the winter months, thermal generators burned more liquid fuels in 2008. Consumption of gas oil (used in combined cycle units) reached an historic peak in 2008 with approximately 718,000 tons, representing an increase of 14% over 2007 consumption levels. Fuel oil consumption (used steam units) increased by 24% in 2008 as compared to 2007, reaching a total of 2.3 million tons.

The following chart illustrates the average monthly price of electricity as paid to generators during 2008:

Monthly Average Price of
Electricity in the Spot Market (Ps./MWh)

______________
Source: CAMMESA

     In addition, the chart below shows the monthly average cost during 2008 that electricity consumers should pay for the system not to be deficient, compared to the prices paid by residential, commercial and large users to Edenor. This cost includes, in addition to the price of energy, the capacity charge, the increased generation cost resulting from using fuel oil or diesel oil, and other minor items.

Monthly Average Monomic Cost (Ps./MWh)

______________
Sources: CAMMESA and Edenor

     We expect that as our Energía Plus expansion projects come on line, the proportion of our sales made under term contracts will increase, subject to securing long-term fuel and natural gas contracts for additional electricity generation from these projects.

Tariffs

     Transmission. Our transmission tariffs have four components:

(1) electricity transmission revenue;

(2) capacity charges;

(3) connection charges; and

(4) reactive equipment charges.

     The tariffs are paid on a monthly basis by CAMMESA, which payments are made by CAMMESA out of the amounts it collects from local electricity distribution companies, generators and large users of electricity. The tariffs that Transener and Transba receive under their concession agreements are reviewed periodically by the ENRE and are subject to deductions for penalties for non-availability of the network that are calculated pursuant to a formula set forth in the concession agreements and applicable regulations. Originally, pursuant to the concession agreements, Transener’s and Transba’s tariffs were calculated in U.S. Dollars and converted into Pesos based on the exchange rate applicable at the time of invoicing. The concession agreements provided for a semiannual adjustment based on a formula related to the U.S. CPI (Consumer Price Index) and U.S. PPI (Producer Price Index). The concession agreements also provided for electricity transmission revenue to be revised every five years by the ENRE. However, the Emergency Law converted Transener’s and Transba’s revenues into Pesos at a rate of Ps. 1.00 per U.S. $1.00 and adjustments to the U.S. CPI/PPI provided for under the terms of the concession agreements were disallowed. Transener completed its first tariff review process in 1998, but as a consequence of the Emergency Law, Transener’s second tariff review process (and Transba’s first tariff review process) were replaced by the renegotiation process contemplated by the Emergency Law. In connection with this renegotiation process, Transener and Transba entered into new agreements with the Argentine government. These agreements, among other things, provide for rules for a transition period with retroactive effect from June 1, 2005 until the effectiveness of the Transener RTI. Under the transition period rules, Transener’s tariffs were increased by an average of 31% and Transba’s tariffs were increased by an average of 25%.

     Transener’s current agreement with the Argentine government is based on economic and financial projections for 2005 that was submitted by Transener, including operating costs, investments, amortizations, taxes, fees and cash balance estimations. The tariff may be adjusted by the ENRE during the transition period depending on cost-variations over costs reflected in the 2005 financial projections. Transener and Transba requested the ENRE to readjust their respective tariffs to take into account the impact of the salary increases resulting from the application of various governmental decrees and other increases in transmission operating costs incurred since December 2004. On July 31 2008, the ENRE adopted Resolutions No. 328/08 and No. 327/08, which grant Transener and Transba an adjustment in their tariffs to partially compensate them for these cost increases. The adjusted tariffs are effective retroactively as from July 1, 2008.

     According to the terms of the Transener’s agreement with the Argentine government, the Transener RTI will be based on the Electricity Law and tariffs will be determined based on costs, necessary investments, non-automatic tariff adjustment mechanisms, the impact of unregulated activities, rate of return and capital base. The ENRE will schedule a public hearing to analyze Transener’s and Transba’s tariff proposal before applying the new charges for the next tariff period. If the variation of Transener’s remuneration resulting from the Transener RTI is higher than the tariff increase during the transition period, then the tariff increase would be implemented in three semiannual stages.

     In August 2005, Transener and Transba presented their respective tariff proposals for the new tariff regime to be implemented in February 2006 and May 2006, respectively. However, on January 13, 2006, the ENRE issued Resolution No. 60, which suspended the Transener RTI process. Subsequently, the ENRE issued Resolution No. 423/2006 extending the application of the tariff scheme and the other transition period rules from February 1, 2006 (in the case of Transener) and from May 2006 (in the case Transba) until, in each case, the conclusion of the Transener RTI process. On June 29, 2007, the ENRE requested that Transener and Transba submit their respective tariff proposals. In September 2007, Transener and Transba again presented their respective tariff and regulation proposals to the ENRE for the five-year period from 2008 to 2013. Although, pursuant to such resolutions, Transener and Transba submitted their tariff proposals on December 4 and 3, 2008, respectively, as of the date of this registration statement, the ENRE has not responded to their requests. On August 5, 2008, the Secretariat of Energy adopted Resolution No. 869/2008 and 870/2008, which establish that the new tariffs to be adopted pursuant to the Transener RTI will become effective in February 2009. The outcome of the Transener RTI, however, is highly uncertain both as to its timing and final result. We cannot assure you that the renegotiation process will conclude in a timely manner or that the revised tariff structure will cover our costs and compensate us for inflation and currency devaluations in the future and provide us with an adequate return on our transmission assets.

     Distribution. Under the terms of Edenor’s concession, the tariffs charged by Edenor (other than those applied to customers in the wheeling system) are composed of:

  the cost of electric power purchases (which Edenor passes on to its customers) and a fixed charge to cover a portion of Edenor’s energy losses in its distribution activities;

  Edenor’s regulated distribution margin, which is known as the value-added for distribution, or VAD, to cover its operating expenses, taxes and amortization expenses and to provide Edenor with an adequate return on its asset base; and

  any taxes imposed by the Province of Buenos Aires or the City of Buenos Aires.

     Large users are eligible to purchase their energy needs directly from generators in the WEM and acquire from Edenor only the service of delivering that electricity to them. Edenor’s tariffs for these large users (known as wheeling charges) do not include, therefore, charges for energy purchases. Accordingly, wheeling charges consist of the fixed charge for recognized energy losses (determined by reference to a fixed percentage of energy and power capacity for each respective voltage level set forth in Edenor’s concession) and Edenor’s distribution margin.

     Edenor’s concession originally contemplated a fixed distribution margin for each tariff parameter with semiannual adjustments based on variations in the U.S. wholesale price and U.S. consumer price indices. However, the Emergency Law, enacted in January 2002, among other measures, revoked all adjustment clauses in U.S. Dollars or other foreign currencies and indexation clauses. As a result, the adjustment provisions contained in Edenor’s concession were no longer in force and, from January 2002 through February 2007, Edenor was required to charge the same fixed distribution margin in Pesos established in 2002, without any type of currency or inflation adjustment.

     Pursuant to the Adjustment Agreement, which came into effect in February 2007, the Argentine government granted Edenor an increase of 28% in Edenor’s distribution margin, including a 5% increase to fund specified capital expenditures required by the Adjustment Agreement, subject to a 15% cap on the increase of Edenor’s average tariff. Although this increase applies to all of Edenor’s tariff categories, the amount of the increase was only allocated to Edenor’s non-residential customers (including wheeling customers), which customers, as a result, experienced an increase in VAD greater than 28%, while Edenor’s residential customers did not experience any increase in VAD. The increase is effective retroactively from November 1, 2005 and will remain in effect until the approval of a new tariff scheme under the integral tariff revision process described below.

     The Adjustment Agreement also contemplates a cost adjustment mechanism, known as the Cost Monitoring Mechanism, or CMM, which requires the ENRE to review Edenor’s actual distribution costs every six months (in May and November of each year). If the variation between Edenor’s actual distribution costs and Edenor’s recognized distribution costs (as adjusted by any subsequent CMM) is 5% or more, the ENRE is required to adjust Edenor’s distribution margin to reflect Edenor’s actual distribution cost base. Edenor may also request that the CMM be applied at any time that the variation between Edenor’s actual distribution costs and Edenor’s then recognized distribution costs is 10% or more. On January 30, 2007, in addition to formally approving Edenor’s new tariff schedule reflecting the 28% increase provided by the Adjustment Agreement, the ENRE applied the CMM retroactively in each of May and November 2006, which resulted in an additional 8.032% increase in Edenor’s distribution margins effective May 1, 2006. This increase, when compounded with the 28% increase granted under the Adjustment Agreement, resulted in an overall 38.3% increase in Edenor’s distribution margins.

     Edenor began charging its non-residential customers the new tariffs (as adjusted by the May 2006 CMM) on February 1, 2007. The ENRE also authorized Edenor to charge its non-residential customers the retroactive portion of these tariff increases for the period from November 2005 through January 2007, which amounts in the aggregate to Ps. 218.6 million, payable in 55 monthly installments beginning in February 2007.

     In October 2007, Edenor obtained an additional increase of 9.63% to its distribution margins under the CMM to reflect variations in Edenor’s distribution cost base through May 2007. In November 2007, Edenor requested an additional 7.51% increase to its distribution margins under the CMM to account for fluctuations in the distribution cost base for the period from May 1, 2007 to October 31, 2007, in comparison to the distribution cost base recognized by the CMM in May 2007. Additionally, Edenor requested another increase of 5.24% to the distribution cost base recognized by the CMM in October 2007 for the period from November 2007 to April 2008. On July 31, 2008, the ENRE approved new electricity tariff schedules for Edenor that partially incorporate the adjustments resulting from these CMM adjustments. This new tariff schedule is retroactively effective as from July 1, 2008 and provides Edenor with an overall 17.9% increase in its aggregate distribution margins, reflecting increases ranging from 10% in the average bills of medium-consumption residential customers to 30% in the average bills of very high consumption residential customers, as well as 10% in the average bills of other customers (except for public lighting).

     On November 26, 2008, the ENRE authorized Edenor to permanently retain the funds withheld from the PUREE to compensate Edenor for the retroactive portion of the 7.56% CMM adjustment for the period ending in November 2007, which had not been factored into Edenor’s tariffs in previous periods.

     On October 31, 2008, the Secretariat of Energy issued Resolution No. 1169/08 approving the new seasonal benchmark prices for energy and power on the WEM. Consequently, the ENRE issued Resolution No. 628/08 approving the rate schedule effective as of October 1, 2008. The seasonal benchmark prices paid by the customers of distributors (pursuant to the resolutions mentioned above) are as follows:

	Before
	Adjustment	Current	Adjustment
Type of User	(Ps. / MWh)	(Ps. / MWh)	(%)

Residential 0-1.000 kWh/bimonthly	31	31	0%
Residential 1.001-1.400 kWh/bimonthly	31	61	97%
Residential 1.401-2.800 kWh/bimonthly	31	90	190%
Residential +2.800 kWh/bimonthly	31	150	384%
Commercial Small/Medium	61	61	0%
Commercial Large	61	70	15%
Public Lighting	38	38	0%
Industrial 0-300kw	70	70	0%
Industrial + 300kw	70	100	43%

     The increases to Edenor’s tariffs, and any subsequent increases granted under the CMM, will remain in effect until the approval of a new tariff scheme pursuant to the Edenor RTI. The Edenor RTI will cover, among other factors, a recalculation of the compensation Edenor receives for its distribution services, including taxes that are not currently passed through to Edenor’s customers (such as taxes on financial transactions), a revised analysis of Edenor’s distribution costs, modifications to Edenor’s quality of service standards and penalty scheme and, finally, a revision of Edenor’s asset base and rate of return. On July 30, 2008, the Secretariat of Energy adopted Resolution No. 865/2008, which establishes that the new electricity tariffs to be adopted pursuant to the Edenor RTI will become effective in February 2009. In addition, Resolution No. 865/2008 states that in the event that the Edenor RTI results in an increase in the then effective electricity tariffs, such increase will take place in three stages: in February 2009, August 2009 and February 2010.

     However, as of the date of this filing the Edenor RTI has not yet been completed, and the outcome of the renegotiation of Edenor’s tariff structure, however, remains highly uncertain. We cannot make assurances that the renegotiation process will conclude in a timely manner or that the revised tariff structure will provide Edenor with an adequate return on its asset base.

Electricity demand

     Electricity demand depends to a significant extent on economic and political conditions prevailing from time to time in Argentina, as well as seasonal factors. In general, the demand for electricity varies depending on the performance of the Argentine economy, as businesses and individuals generally consume more energy and are better able to pay their bills during periods of economic stability or growth. As a result, energy demand is affected by Argentine governmental actions concerning the economy, including with respect to inflation, interest rates, price controls, foreign exchange controls, taxes and energy tariffs.

     Following the economic crisis in 2001, the demand for electricity in Argentina has grown consistently each year driven by the economic recovery. In 2008, the demand for electric power amounted to 112,313 Gigawatt hours (GWh), an increase of 3.5% when compared to 2007 demand, with thermal generation as the main resource to meet demand as it delivered 66,840 GWh (59.5%), followed by hydro sources which supplied 36,863 GWh (32.8%), nuclear sources, which delivered 6,835 GWh (6.1%) and finally imports, which supplied 1,774 GWh (1.6%) . Hydro generation decreased by 1% in 2008 when compared to 2007 and 14% when compared to 2006 generation due to low rainfall volumes and reduced water flow in the principal river basins in 2007 and 2008, which led to the need to resort to fossil fuels, in particular fuel oil, in the winter season.

     The following chart shows the development of electricity demand by type of generation (thermal, hydro, nuclear) and electricity imports since 1992:

Electricity Generation by Type of Station
(thousands of GWh)

__________________ Source: CAMMESA.
Note: Includes WEM and WEM plus the Sistema Interconectado Patagónico (Patagonic Interconnected System, or
SIP).

     The historical record of capacity demand was set on June 23, 2008 when maximum demand reached 19,126 MW.

     The following table sets forth the historical records of capacity demand since 2006:

	Winter 2006	Summer 2007	Winter 2007	Summer 2008	Winter 2008

Capacity (MW)	17,395	17,881	18,345	17,930	19,126
Date	July 31, 2006	April 18, 2007	June 14,2007	February 20, 2008	June 23, 2008
Temperature (°C)	5.95	24.80	10.00	28.10	8.40
Time	20:00	19:47	19:56	22:01	19:37

Source: CAMMESA
Note: Includes WEM and WEM plus the SIP. Starting in 2004, the WEM demand includes the demand of the SIP.

     In May 2005, the Argentine government implemented the Plan de Uso Racional de la Energía Eléctrica (Rational Use of Electric Energy Plan, or PUREE) in an attempt to curb increases in energy demand by offering rewards to residential and small commercial customers who reduce their energy consumption in comparison to their consumption in 2003. Later that same year, the Argentine government implemented a second version of the PUREE (PUREE II), which rewards residential and small commercial customers who reduce their energy consumption in comparison to their consumption in 2003 and industrial customers based on their consumption in 2004. The PUREE II also penalizes industrial customers whose consumption exceeds 90% of 2004 consumption levels and penalizes residential customers with bi-monthly consumption levels at or above 300 KWh and small commercial customers whose consumption exceeds 90% of their consumption levels for 2003. Residential customers with consumption levels below 300 KWh are exempt from penalty. In spite of the PUREE, energy demand has continued to increase during the three years it has been in effect.

     Total generation assets recorded an increase of approximately 1,895 MW in 2008, reaching a total of 26,225 MW of installed capacity. This increase was due primarily to increases in thermal generation.

     The largest increases in thermal generation were related to the projects funded through the FONINVEMEM to put into service an additional 1,600 MW from the new plants General Belgrano (Campana, Province of Buenos Aires) and General San Martín (Timbues, Province of Santa Fé), the connection to the NIS of the Termoandes thermal plant in the Province of Salta, and the new Güemes generation unit.

     During 2008, capacity in the electricity generation sector increased as follows, for a total increase of 1,895 MW:

  ENARSA, by 249 MW;

  C.T. Belgrano, by 572 MW;

  Albanesil, by 120 MW;

  Termoandes, by 301;

  T.G. San Martín, by 553; and

  Pampa Energía (Güemes), by 100 MW.

     During the first three months of 2009, Enarsa added a total of 55 MW of new generation capacity in five locations, most of which is provided by diesel-fired engines.

     In addition, the “TGN – TGS gas pipeline expansion project – 2006-2008 works” continues to be developed, despite certain delays. Once concluded, this project will provide sufficient natural gas for the operation of the new thermal plants owned by the FONINVEMEM.

     The chart below shows the composition of installed capacity in Argentina as of March 31, 2009:

Argentine Installed Capacity
100% = 26.2 GW

________________________
Source: CAMMESA

     Seasonality also has a significant impact on the demand for electricity, with electricity consumption peaks in summer and winter. The impact of seasonal changes in demand is registered primarily among the residential and small commercial customers of Edenor. The seasonal changes in demand are attributable to the impact of various climatological factors, including weather and the amount of daylight time, on the usage of lights, heating systems and air conditioners.

     The impact of seasonality on industrial demand for electricity is less pronounced than on the residential and commercial sectors for several reasons. First, different types of industrial activity by their nature have different seasonal peaks, such that the effect on them of climate factors is more varied. Second, industrial activity levels tend to be more significantly affected by the economy, and with different intensity levels depending on the industrial sector.

Cost of sales

     Our most significant costs of sales in our generation business are fuel consumption by our thermal generation facilities, royalty payments and energy purchases by our hydroelectric generation facilities and, to a lesser extent, our thermal generation activities. We purchase energy from the spot market for our generation plants as back up for our long-term contracts with such parties. We also record personnel costs, royalty payments and depreciation and amortization charges related to electricity generation as part our costs of sales. The cost of energy purchases and fuel consumption varies according to fluctuations in fuel prices, as well as, in the case of energy purchases, variations in the regulated seasonal price of energy.

     In June 2007, the ENRE approved an agreement amoung natural gas producers for the period from 2007 through 2011, aimed at meeting domestic demand for natural gas. Under the terms of the agreement, each of the natural gas producers agrees to provide an assigned daily volume of natural gas to gas consumers. These volumes are calculated based on established proportions. The total demand covered by the agreement was established on the basis of Argentine internal natural gas consumption in 2006.

     In October 2007, the Secretariat of Energy announced that that the variable cost attributed to electricity generators, which was set at Ps.7.96/MW at that time, would be increased in accordance with the consumption of liquid fuel, as follows:

  Gas-oil/Diesel Oil Generation: Ps. 8.61/MW; and

  Fuel Oil Generation: Ps.5.00/MW.

     In addition, thermal generation units utilizing their own natural gas would be compensated in the amount of the difference between the maximum recognized variable production cost and the node price, if such amount is less than Ps. 5 /MW.

     In October 2008, the Secretariat of Energy announced a supplement to the 2007 agreement among natural gas producers that governs contributions by the producers to the stabilization fund related to residential liquefied gas consumption. The new agreement also established new benchmark prices for natural gas for the energy sector and, in particular, the electricity generation sector.

     We have entered into contracts or royalty assignment agreements to provide for most of our current needs for the fuel consumed in our thermal generation plants (natural gas and fuel oil). These contracts vary in their terms and some are subject to interruptions of delivery (or transportation), depending on the supply/demand conditions of the system. Gas supply to the industry in general and to the electricity generation industry in particular can be affected by availability limitations, especially during the winter months, as natural gas is also used in Argentine households for cooking and heating and, because the total gas supply has not increased significantly in recent years due to a slow down in the development of new gas fields in Argentina and a decline in expected imports from Bolivia. When the fuel supply to our plants is not available, either as a result of supply constraints or transmission constraints, we are not able to generate electricity during those periods. We do not have storage capabilities at our plants, other than our fuel oil tanks at the Piedra Buena facility, which can supply that plant’s fuel requirements for approximately two weeks. Our exposure to fuel prices is partially offset by the way such prices are incorporated into the price of the electricity we sell. The Secretariat of Energy periodically publishes the cost of the different fuels used in thermal generation units that is recognized (recovered) in the price paid to generators that sell electricity to the spot market. We are currently entering into contracts for the sale of electricity under the Energía Plus program that includes adjustment clauses linked to the price of fuel. See “Item 4. Information on the Company—Our Business.”

     Our most significant costs of sales in our transmission business are personnel costs, depreciation and amortization charges and cost of material for works and maintenance.

     Our cost of sales in our distribution activities are mainly comprised of purchases of energy for distribution and personnel costs.

Operating expenses

     Our most significant operating expenses are our administrative and selling expenses in our distribution activities, which include related salaries and social security charges, third party expenses and taxes. In our transmission business, we do not record selling expenses, and the main administrative expenses are salaries and social security charges. In our generation business, our selling expenses relate mainly to fees for third-party services and salaries and social security charges.

Critical Accounting Policies

     In the preparation of the financial statements included in this registration statement, we have relied on variables and assumptions derived from historical experience and various other factors that we deemed reasonable and relevant. Although we review these estimates and assumptions in the ordinary course of business, the presentation of our financial condition and results of operation often requires our management to make judgments regarding the effects of matters that are inherently uncertain on the carrying value of our assets and liabilities and, consequently, our results of operation.

     An accounting policy is considered to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements.

     In order to provide an understanding about how management forms its judgments about future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different variables and conditions, we have included comments related to each critical accounting policy described as follows:

Impairment of long-lived assets and goodwill

     We review long-lived assets for impairments whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to its discounted future net cash flows expected to be generated by the asset. If the assets are considered to be impaired on this basis, the impairment loss to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

     Goodwill is reviewed at least annually for impairment. Impairment of goodwill is tested at the reporting unit level (considering each business segment of the Company as a reporting unit) by comparing the reporting unit’s carrying amount, including goodwill, to the fair value of the reporting unit. The fair values of the reporting units are estimated using the discounted cash flows approach. Cash flow projections used are based on financial budgets approved by management. The growth rates applied do not exceed the long-term average growth rate for the business in which the reporting unit operates. Key drivers in the analysis also include profit margins, which are substantially dependent on the prices we are able to charge for the electricity sold by our generation plants, as well as the composition of our transmission and distribution tariffs. An increase of 123% in the average discount rate and a decrease of 22% in our profit margins would cause the projected cash flows to equal the carrying amount of the reporting units. If the carrying amount of the reporting unit exceeds its fair value, goodwill is considered impaired and a second step is performed to measure the amount of impairment loss, if any. No impairments were recognized during the reporting periods. Currently, as our management is focused on improving the prices we are able to charge for electricity generated, including by expanding our generation capacity to increase our sales to the unregulated market under the Energía Plus regulatory framework, and renegotiating our transmission and distribution tariff structures, we do not foresee circumstances in the near future that would result in the recognition of an impairment of long-lived assets or goodwill.

     We believe that the accounting estimate related to impairment of long lived assets and goodwill is a critical accounting estimate because it is highly susceptible to change from period to period. This is because: (1) it requires management to make assumptions about future interest rates, sales and costs; and (2) the impact that recognizing an impairment would have on the assets reported on our balance sheet as well as our net income would be material. Management’s assumptions about future sales and future costs require significant judgment.

     As of the date of this registration statement, based on our current management’s assumptions and estimations, we are not aware of any further material events or circumstances that could require an additional material impairment charge.

Accounting for acquisitions

     We account for acquisitions under the purchase method of accounting. We allocate the total value of consideration paid to the underlying net assets acquired, based on their respective estimated fair values determined by using primarily internal valuations. We use various methods to determine the fair value of assets and liabilities acquired, including discounted cash flows, external market values and others.

     We believe that the valuation assumptions underlying each of these valuation methods are based on the current information available including discount rates, cash flow assumptions, market risk rates and others. The purchase price allocation is subject to change during the twelve-month period subsequent to the acquisition date, with the adjustments reflected prospectively. Currently, as there were no acquisitions during the last three-month period ended March 31, 2009, there are no balances related to purchase accounting subject to change. We consider our accounting policy for valuation of acquisitions critical because the judgments made in determining the estimated fair value and expected useful lives assigned to each class of assets and liabilities acquired can impact the value of the asset or liability, including the impact on deferred taxes, the respective amortization periods and ultimately net income. Therefore, the use of other valuation methods, as well as other assumptions underlying these valuation methods, could impact the determination of our financial position and results of operations.

Allowance for doubtful accounts

     We are exposed to losses due to uncollectible accounts. The allowance for doubtful accounts corresponding to our receivables from energy distribution is assessed based on the historical levels of collections for services billed through the end of each period and subsequent collections. The allowance for doubtful accounts related to distribution as of March 31, 2009 is Ps. 7.1 million higher as compared to December 31, 2008, mainly due to a re-estimation of Edenor’s receivables resulting from an increase in past due receivables from 3.92 average days in December 2008 to 7.42 average days in March 2009. See “Item 4. Information on the Company—Our Business—Edenor.” In order to estimate collections related to our generation business we consider the ability of CAMMESA to meet its payment obligations to generators, and the resolutions issued by Secretariat of Energy, which allow the Company to collect its credits with CAMMESA through different mechanisms. Future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in the assessment for each period. For more information regarding the balances of the allowance for doubtful accounts see Note 18.e) to our audited consolidated financial statements.

Accrued litigation

     In the normal course of business, we are a party to lawsuits of various types related to our generation, transmission and distribution businesses. We recognize contingent liabilities with respect to existing or potential claims, lawsuits and other legal proceedings and record an accrual for litigation when it is probable that future costs will be incurred and these costs can be reasonably estimated. These accruals are based on the most recent developments, our evaluation of the merit of each claim and our assessment of the likely outcome of the litigation and our counsel’s advice in dealing with, litigating and settling this and other similar legal matters. Changes to the accrual may be necessary if future events differ substantially from the assumptions used in the assessment for each period. There were no changes to assumptions or methods used to established accruals from year to year. Increases in our accrued litigation for 2008 relates to recent developments in cases evaluated on a consistent basis at each balance sheet date. For more information regarding the balances for provision for contingencies see Note 18.e) to our audited consolidated financial statements.

Deferred income tax

     We record income tax using the liability method. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recorded or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Technical Resolution No. 17 of the FACPCE requires companies to record a valuation allowance for that component of net deferred tax assets which is not recoverable.

     Accordingly, we record a valuation allowance due to uncertainties related to our ability to utilize certain deferred tax assets, primarily consisting of tax losses carryforwards, before they expire. We have considered the reversal of the deferred income tax liabilities, tax planning and taxable income projections based on our best estimates in assessing the need for the valuation allowance. However, in the event we determine that we would be able to realize our deferred tax assets in the future in excess of our net recorded amount, we would be required to adjust the deferred tax asset at the time and for the period such determination was made. The increase in tax loss carryforwards for 2008 is mainly attributed to net operating losses from the distribution segment which considered realizable about 11% of the total amount within the expiration term of five years. In connection with the remaining 89%, a valuation allowance was accounted for in such segment. Our tax loss carryforwards as of December 31, 2008 were mainly registered in our generation segment for about 59% of the total amount. We expect to utilize those tax loss carryforwards before expiration within the following four years. The total amount of valuation allowance for tax loss carryforwards at each reporting period is disclosed in Note 15 to our audited consolidated financial statements.

     We believe that the accounting estimate related to deferred income tax is a “critical accounting estimate” because: it is highly susceptible to change from period to period because it requires company management to make assumptions, such as future revenues and expenses, exchange rates and inflation among others; and the impact that calculating income tax using this method would have on assets or liabilities reported on our consolidated balance sheet as well as on the income tax result reported in our consolidated statement of income could be material.

Asset tax credits

     We calculate the asset tax provision by applying the current 1% rate on computable assets at the end of the year. This tax complements income tax. Our tax obligation in each year will coincide with the higher of the two taxes. However, if asset tax provision exceeds income tax in a given year, that amount in excess can be offset against income tax arising in any of the following ten years. We have recognized the asset tax provision paid in previous years as a credit, as we estimate that it will offset future years’ income tax. However, in the event that we determine that we will not be able to realize this asset, we will record a valuation allowance. The average expiration term of this asset as of March 31, 2009 is 6.8 years.

     We believe that the accounting policy relating to the asset tax credits is a “critical accounting policy” because it requires management to make estimates and assumptions with respect to our future results that are highly susceptible to change from period to period, and as such the impact on our financial position and results of operations could be material.

Results of Operations

     The results of operations discussion that appears below has been presented utilizing a combination of historical audited and, where relevant, unaudited information to provide meaningful comparable information for our audited fiscal periods following our 2006 change in fiscal year. Prior to the second half of 2006 we did not engage in any material operating activities, as our former business activities, which were limited to the ownership and operation of a warehouse building, were suspended in 2003. In January 2006, we acquired certain real estate assets, including the Benquerencia Exclusive Club, but before the second half of 2006, we had no relevant operations, comparable financial statements or businesses that would constitute a meaningful basis for comparing or evaluating the performance of our operations or business prospects following the recent acquisitions of our principal generation, transmission and distribution operations. As a result, our financial results for the periods after the first half of 2006 are not comparable with the results for the periods prior to June 30, 2006, which represents the end of our former fiscal year, and the historical financial information contained in this registration statement and in our audited financial statements as of and for the fiscal year ended June 30, 2006 is not likely to be relevant for purposes of evaluating the performance of our current businesses and operations.

     With respect to our current operations, we acquired our indirect co-controlling participation in Transener on September 21, 2006, our participations in Nihuiles and Diamante on October 18, 2006, our participation in Güemes on January 4, 2007, the assets comprising Loma de la Lata on May 17, 2007, our participation in Piedra Buena on August 3, 2007 and our indirect controlling interest in Edenor on September 28, 2007.

Summary of Results

	Three-month period ended March 31,		Year ended December 31,			Six-month period ended December 31,		Year ended June 30,

	2009	2008	2008	2007	2006(2)	2006	2005	2006	2005

	(unaudited)	(unaudited)			(unaudited)		(unaudited)
	(in millions of Pesos)

Sales	Ps. 1,604.3	Ps. 980.2	Ps. 4,013.8	Ps. 1,479.2	Ps. 128.9	Ps. 127.7	Ps. —	Ps. 1.2	Ps. —
Cost of sales	(788.4)	(743.6)	(3,082.4)	(1,104.0)	(80.3)	(79.6)	—	(0.7)	—

Gross profit	275.9	236.6	931.5	375.2	48.6	48.1	—	0.5	—
Selling expenses	(45.7)	(33.1)	(139.7)	(45.8)	(1.7)	(1.0)	—	(0.7)	—
Administrative expenses	(67.9)	(56.4)	(262.4)	(117.3)	(18.9)	(16.5)	(0.6)	(3.0)	(0.3)
Goodwill amortization	(5.0)	(5.0)	(19.8)	(7.4)	0.3	0.3	—	—	—
Reversal of other assets valuation
allowance					0.7			0.7	1.5

Operating income (loss)	157.3	142.1	509.6	204.8	29.0	30.9	(0.6)	(2.5)	1.2
Financial and holding results, net	(1.9)	(16.5)	(181.1)	56.6	(12.9)	(17.7)	(0.4)	4.4	(0.6)
Other (expenses) income, net	(3.5)	(6.1)	(23.2)	23.1	0.1	0.1	—	—	—

Income (loss) before taxes and
minority interest	151.9	119.5	305.3	284.5	16.2	13.3	(1.0)	1.9	0.6
Income tax and tax on assets
(expense) benefit	(54.0)	(51.7)	(108.8)	(36.3)	(1.5)	(1.8)	2.2	2.5	(0.1)
Minority interest	(39.8)	(18.7)	(81.5)	(62.1)	(4.1)	(4.1)			—

Net income	Ps. 58.1	Ps. 49.2	Ps. 115.0	Ps. 186.1	Ps. 10.6	Ps. 7.4	Ps. 1.1	Ps. 4.4	Ps. 0.5

Sales
Generation	Ps. 434.6	Ps. 470.0	Ps. 1,788.8	Ps. 748.6	Ps. 68.6	Ps. 68.6	Ps. —	Ps. —	Ps. —
Transmission	77.5	55.2	228.5	252.4	58.2	58.2	—	—	—
Distribution	551.9	455.7	2,000.2	478.7	—	—	—	—	—
Holding and eliminations	0.3	(0.7)	(3.6)	(0.4)	2.2	0.9	—	1.2	—

Total sales	1,064.3	980.2	4,013.8	1,479.2	128.9	127.7	—	1.2	—
Gross profit
Generation	112.3	104.0	313.7	157.1	30.2	30.2	—	—	—
Transmission	17.0	15.3	50.4	68.2	16.3	16.3	—	—	—
Distribution	153.9	116.7	548.8	150.5	—	—	—	—	—
Holding and eliminations	(7.2)	0.7	18.5	(0.6)	2.1	1.6	—	0.5	—

Total gross profit	275.9	236.6	931.5	375.2	48.6	48.1	—	0.5	—
Operating income (loss)
Generation	93.7	86.9	243.9	117.8	25.0	28.0	—	—	—
Transmission	8.9	9.2	21.6	44.4	10.9	10.9	—	—	—
Distribution	67.7	55.3	276.4	68.8	—	—	—	—	—
Holding and eliminations	(13.0)	(9.2)	(32.3)	(26.1)	(6.9)	(8.0)	(0.6)	(2.5)	1.2

Total operating income (loss)	157.3	142.1	509.6	204.8	29.0	30.9	(0.6)	(2.5)	1.2
Net income
Generation	25.2	52.8	62.1	100.4	7.4	7.4	—	—	—
Transmission	11.3	0.3	(12.4)	2.8	0.7	0.7	—	—	—
Distribution	(13.9)	(1.1)	10.7	23.7	—	—	—	—	—
Holding and eliminations	35.6	(2.9)	54.6	59.1	2.5	(0.7)	1.1	4.4	0.5

Total net income	Ps. 58.1	Ps. 49.2	Ps. 115.0	Ps. 186.1	Ps. 10.6	Ps. 7.4	Ps. 1.1	Ps. 4.4	Ps. 0.5
______________________

(1)	Each of our segments operates independently, in particular, our distribution and transmission businesses where we hold interests in public companies in Argentina and the United States. Accordingly, the table reflects the allocation of results and costs between those companies.
(2)	Unaudited results for the year ended December 31, 2006 have been calculated using financial data for the six-month transition period ended December 31, 2006 and financial data for the second half of the fiscal year ended June 30, 2006. These unaudited results should be read in conjunction with our audited consolidated financial statements for the six-month transition period ended December 31, 2006 and for the fiscal year ended June 30, 2006, included elsewhere in this registration statement. These unaudited results are furnished for informational purposes only and do not purport to present, and are not necessarily indicative of, our actual results of operations for the calendar year ended December 31, 2006.

     The segment holding and eliminations consists of our own operations at the holding level, including advisory services, financial investments, investments in real estate and other companies not related to the electricity sector, as well as the adjustments to our consolidated income statement for intercompany transactions and the companies in which we have direct and indirect equity interests.

Unaudited pro forma results

     As set forth above, prior to the second half of 2006, we have no relevant operating history, comparable financial statements or business track record that might constitute a basis for comparing or evaluating the performance of our operations or business prospects following the recent acquisitions of our principal generation, transmission and distribution assets. In order to provide a more meaningful comparison of our financial results for the fiscal years ended December 31, 2008 and 2007, we have included certain unaudited pro forma consolidated financial data in this registration statement.

     Our unaudited pro forma consolidated financial data have been prepared in accordance with Argentine GAAP. Argentine GAAP differs in certain significant respects from U.S. GAAP. See Note 19 to our audited consolidated financial statements included elsewhere in this registration statement for a description of the significant differences between Argentine GAAP and U.S. GAAP, as they relate to us. A reconciliation of the pro forma consolidated financial data to U.S. GAAP is also being provided. The unaudited pro forma consolidated financial data should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2007, included elsewhere in this registration statement.

     Our unaudited pro forma consolidated financial data included in this registration statement have been compiled to show what our financial results for the year ended December 31, 2007 may have been, had the following events taken place on January 1, 2007:

  The acquisition in September 2007 of EASA; and

  The acquisition in August 2007 of CIESA.

     Those acquisitions were accounted for under the purchase method of accounting, whereby assets acquired and liabilities assumed are recognized at their respective fair value at the acquisition date.

     The unaudited pro forma consolidated financial data is furnished for informational purposes and does not purport to reflect what our results of operations would have been if the above-mentioned transactions had been in place as of such dates and if we had operated on that basis during such periods. Further, our pro forma results of operations are not necessarily indicative of our results of operations in the future.

	For the year ended December 31, 2007

			Acquisition Adjustments(3)		Acquisition Adjustments(5)
	Pampa(1)	EASA(2)		CIESA(4)		Pro Forma(11)

	(in thousands of Pesos, except per share amount)

Argentine GAAP:
Sales	Ps. 1,479,227	Ps. 1,493,833	Ps. —	Ps. 397,883	Ps. —	Ps. 3,370,943
Cost of sales	(1,104,039)	(981,180)	(14,592)	(381,712)	—	(2,481,523)
Gross profit	375,188	512,653	(14,592)	16,171	—	889,420
Selling expenses	(45,750)	(81,953)	—	—	—	(127,703)
Administrative expenses	(117,273)	(84,545)	—	(6,748)	—	(208,566)
Goodwill amortization	(7,363)	—	(4,224)	(414)	(7,815)	(19,816)
Operating income	204,802	346,155	(18,816)	9,009	(7,815)	533,335
Financial and holding results,
net	56,635	(179,267)	—	(1,209)	—	(123,841)
Other income, net	23,033	(21,317)	—	39	—	1,755
Income before taxes and
minority interest in
subsidiaries	284,470	145,571	(18,816)	7,839	(7,815)	411,249
Income tax and tax on assets	(36,265)	(105,869)	17,149	(4,102)	1,940	(127,147)
Minority interest in
subsidiaries	(62,152)	(32,814)	—	—	—	(94,966)

Net income under Argentine
GAAP	186,053	6,888	(1,667)	3,737	(5,875)	189,136

Number of shares per basic
pro forma earnings per
share(9)	—	—	—	—	—	1,458,892,178
Basic net income per share
under Argentine GAAP	0.1688	—	—	—	—	0.1296
Number of shares per diluted
pro forma earnings per
share(10)	—	—	—	—	—	1,547,731,299
Diluted net income per share
under Argentine GAAP	Ps. 0.1568	Ps. —	Ps. —	Ps. —	Ps. —	Ps. 0.1222
U.S. GAAP adjustments:			—	—
Reserve for Directors’ options	(41,178)	—	—	—	—	(41,178)
Pre-operating and
organizational costs	(3,229)	—	—	—	—	(3,229)
Investments in marketable
securities	840	—	—	—	—	840
Capitalization of foreign
currency exchange differences
on advances to suppliers	(5,077)	—	—	—	—	(5,077)
Warehouse impairment	(334)	—	—	—	—	(334)
Inventory holding results	(9,251)	—	—	—	—	(9,251)
Accounting for business
combinations	4,694	—	(3,670)(6)	—	8,229(8)	9,253
Amortization	1,054	—	—	—	—	1,054
Depreciation of certain
transmission fixed assets	(14,654)	—	—	—	—	(14,654)
Deferred income taxes	734	—	2,763(7)	—	—	3,497
Minority interest	6,198	—	—	—	—	6,198

Net income for the year under
U.S. GAAP	125,848	6,888	(2,574)	3,737	2,354	136,253

Number of shares per basic
pro forma earnings per
share(9)	—	—	—	—	—	1,458,892,178
Basic net income per share
under U.S. GAAP	0.1142	—	—	—	—	0.0934

Number of shares per diluted
pro forma earnings per
share(10)	—	—	—	—	—	1,547,731,299
Diluted net income per share
under U.S. GAAP	Ps. 0.1086	Ps. —	Ps. —	Ps. —	Ps. —	Ps. 0.0880

(1)
This column shows the historical data derived from our audited consolidated financial statements for the year ended December 31, 2007 included elsewhere in this registration statement, which already reflects the consolidation of CIESA and EASA as from their respective acquisition dates.

(2)
This column includes EASA’s results of operations between January 1, 2007 and September 28, 2007 derived from EASA’s audited consolidated financial statements as of and for the eight-month and twenty eight-day period ended September 28, 2007 included elsewhere in this registration statement.

(3)	This column reflects the following pro forma adjustments:
—
Additional depreciation of Ps. 11.1 million recorded in cost of sales resulting from an increased basis of fixed assets acquired, additional amortization of Ps. 3.8 million recorded in cost of sales resulting from the amortization of intangible assets identified in the acquisition (net of a reversal of Ps. 0.3 million of compensation expense recognized in EASA’s consolidated financial statements during the eight-month and twenty eight-day period ended September 28, 2007 corresponding to past service costs). Identified intangible assets are amortized under the straight-line method over an average estimated useful life of 5 years.

—
Goodwill amortization corresponds to the amortization of goodwill recognized upon EASA’s acquisition. Goodwill is amortized under the straight-line method over an estimated useful life of 83 years based on the concession term. Goodwill represents the excess of consideration transferred over net assets acquired.

—
Income tax corresponds to the income tax effect of the adjustments described above as well as an additional Ps. 18.8 income tax gain resulting from the reduction of a deferred income tax liability recognized in EASA’s acquisition.

(4)
This column includes CIESA’s results of operations between January 1, 2007 and August 3, 2007, derived from CIESA’s consolidated financial statements as of and for the seven-month and three-day period ended August 3, 2007, included elsewhere in this registration statement.

(5)	This column reflects the pro forma adjustments as follows:
—
Goodwill amortization corresponds to the amortization of goodwill recognized upon CIESA acquisition. Goodwill is amortized under the straight-line method over an estimated useful life of 13 years based on the concession term. Goodwill represents the excess of consideration transferred over net assets acquired.

	—	Income tax relates to the income tax benefit resulting from the reduction of a deferred income tax liability recognized in CIESA’s acquisition.
(6)
Under Argentine GAAP, the excess of purchase price over the fair value of EASA’s net assets acquired was considered goodwill for Ps. 467.3 million and amortized under the straight-line method over the concession term of 83 years. No concession intangible asset has been recognized under Argentine GAAP as this intangible has not been previously recognized by the acquired entity. Under U.S. GAAP, no excess exists as the purchase price paid equals the fair value of net assets acquired. A concession contract intangible asset recognized under U.S. GAAP amounting to Ps. 873.6 is amortized under the straight-line method over the concession term of 83 years. Additionally, under U.S. GAAP, stock issued to acquire EASA is valued at a market price higher than the one used for Argentine GAAP purposes. Both circumstances resulted in an increased amortization of Ps. 3,670 to be computed under U.S. GAAP. See Note 19 I) g)to our audited fi nancial statements included elsewhere in this registration statement.

(7)	Corresponds to the income tax effect of amortization of the concession recognized under U.S. GAAP
(8)	Corresponds to the reversal of goodwill amortization recognized under Argentine GAAP
(9)
Represents the weighted average number of common shares outstanding during the year, adjusted to reflect the 480,194,242 shares issued in the EASA acquisition as if such shares had been outstanding as of January 1, 2007.

(10)
Represents the pro forma weighted average number of common shares, determined as described in footnote 9 above, and dilutive potential common shares outstanding resulting from warrants granted to several of our directors and officers. See Note 9 to our audited consolidated financial statements included elsewhere in this registration statement.

(11)	This column is the sum of the other columns.

Three months ended March 31, 2009 compared to three months ended March 31, 2008

Net sales

     Net sales increased by 8.6%, or Ps. 84.2 million, to Ps. 1,064.3 million in the three months ended March 31, 2009 from Ps. 980.2 million in the three months ended March 31, 2008. This increase in net sales was primarily due to an increase in net sales from our transmission and distribution segments that more than offset the decrease in net sales in our generation segment.

     Net sales in connection with our generation activities decreased by 7.5% to Ps. 434.6 million for the three months ended March 31, 2009 from Ps. 470.0 million for the same period in 2008, due to a reduction of average electricity prices and energy sold in the period. Of our total sales for the three months ended March 31, 2009, Ps. 98.2 million corresponded to sales from our hydroelectric generation facilities and Ps. 336.4 million corresponded to sales from our thermal generation facilities; for the same period in 2008, Ps. 78.4 million corresponded to sales from our hydroelectrical generation and Ps. 391.6 million to sales from our thermal generation, representing an increase of 25.2% in net sales from our hydroelectric units and a 14.1% decrease in net sales from our thermal units. Of the Ps. 35.4 million decrease in net sales, 20.4% corresponded to a decrease in the average electricity prices received by us (Ps. 169.1 per MWh for the three months ended March 31, 2009, as compared to Ps. 171.8 per MWh for the same period of 2008), and 79.6% corresponded to a decrease in the quantity of electricity sold (2,570 GWh in the three month period ended March 31, 2009, as compared to 2,737 GWh for the same period in 2008).

     Net sales in connection with our transmission activities increased by 40.5% to Ps. 77.5 million for the three months ended March 31, 2009 from Ps. 55.2 million for the same period in 2008. Net regulated sales increased to Ps. 36.1 million for the three months ended March 31, 2009 from Ps. 27.9 million for the same period in 2008, primarily as a result of the increase in Transener’s and Transba’s tariffs. Royalties for the Fourth Line increased to Ps. 10.9 million for the three months ended March 31, 2009 from Ps. 8.5 million for the same period in 2008, due to application of the new royalties from October 2008. Other revenues net increased to Ps. 30.4 million for the first three months of 2009 from Ps. 18.7 million for the first three months of 2008 mainly as the result of the installation of equipment at Chocon and Bahia Blanca substations within the framework of Secretary of Energy Resolution No. 01/03.

     Net sales in connection with our distribution activities rose by 21.1% to Ps. 551.9 million for the three months ended March 31, 2009 from Ps. 455.7 million for the same period in 2008, mainly due to the impact of the recognition of the CMM adjustment (which resulted in a 17.9% increase in Edenor’s distribution margin) and the increase in the energy purchase price that we pass on to certain customers, which more than offset a reduction in the volume of energy sales.

     Net sales in connection with our holding segment rose by 639.8% to Ps. 12.9 million for the three months ended March 31, 2009 from Ps. 1.7 million for the same period in 2008.

Cost of sales

     Our cost of sales increased by Ps. 44.9 million or 6.0% to Ps. 788.4 million for the three months ended March 31, 2009 from Ps. 743.6 million for the same period of 2008. This increase was primarily the result of an increase in the cost of sales of our transmission and distribution segments that more than offset the cost reduction in our generation segment.

     Our cost of sales related to our generation activities decreased by 11.9% to Ps. 322.3 million in the three months ended March 31, 2009 from Ps. 366.0 million for the same period in 2008, primarily due to a 32.5% decrease in fuel consumption, which more than offset increases in energy purchases by both our hydroelectric and thermal units.

     The following table sets forth the principal components of cost of sales in our generation activities for the periods indicated:

	Three months ended March 31,

	2009		2008
	(in millions of Pesos, except percentages)
Hydroelectric facilities:
Energy purchases	Ps. 33.6	62.8%	Ps. 30.8	66.1%
Royalties	8.9	16.7%	6.7	14.3%
Personnel	3.4	6.3%	2.7	5.8%
Depreciation of and amortization	5.2	9.7%	5.2	11.1%
Repairs and maintenance	1.1	2.1%	0.2	0.5%
Others	1.3	2.4%	1.0	2.2%

Total hydroelectric	Ps. 53.5	100.0%	Ps. 46.6	100.0%

Thermal facilities:
Fuel consumption	Ps. 194.5	72.3%	Ps. 288.2	90.2%
Energy purchases	41.2	15.3%	5.9	1.9%
Personnel	15.7	5.8%	9.6	3.0%
Depreciation and amortization	10.5	3.9%	6.9	2.2%
Others	6.9	2.6%	8.8	2.8%

Total thermal	268.9	100.0%	319.4	100.0%

Total	Ps. 322.4	100.0%	Ps. 366.0	100.0%

     Our cost of sales related to our transmission activities increased by 51.6% to Ps. 60.5 million in the three months ended March 31, 2009 from Ps. 39.9 million for the same period in 2008, mainly due to wage increases and to the increase in materials for works related to the installation projects at the Chocon and Bahia Blanca substations. The following table sets forth the principal components of cost of sales in our transmission activities for the periods indicated:

	Three months ended March 31,

	2009		2008
	(in millions of Pesos, except percentages)
Salaries and social security
charges	Ps. 20.7	34.2%	Ps. 14.7	36.8%
Materials for works	15.6	25.8%	3.8	9.4%
Repairs and Maintenance	3.5	5.8%	2.4	6.1%
Depreciation and amortization	14.2	23.5%	13.4	33.6%
Others	6.5	10.7%	5.6	14.1%

Total	Ps. 60.5	100.0%	Ps. 39.9	100.0%

     Our cost of sales related to our distribution activities rose by 17.42% to Ps. 398.0 million for the three months ended March 31, 2009 from Ps. 339.0 million for the same period in 2008, mainly due to a 24.6% increase in the cost of energy purchases, related to an increase in the energy purchase price passed on to certain of Edenor’s customers and a 0.5% increase in the volume of electricity purchased. The following table sets forth the principal components of cost of sales in our distribution activities for the periods indicated:

	Three months ended March 31,

	2009		2008
	(in millions of Pesos, except percentages)
Energy Purchases	Ps. 267.6	67.2%	Ps. 214.9	63.4%
Depreciation and Amortization	46.2	11.6%	47.1	13.9%
Salaries and social security charges	49.2	12.4%	34.9	10.3%
Fees for third-party services	25.4	6.4%	29.8	8.8%
Other	9.7	2.4%	12.3	3.6%

Total	Ps. 398.0	100.0%	Ps. 339.0	100.0%

     Our cost of sales related to our holding segment rose to Ps. 9.6 million for the three months ended March 31, 2009 from Ps. 0.1 million for the same period in 2008.

Gross profit

     Our gross profit increased by 16.6% to Ps. 275.9 million for the three months ended March 31, 2009 from Ps. 236.6 million for the same period in 2008. This increase was due to increases in gross profit in all our operating segments, especially in our distribution subsidiary, Edenor. As a percentage of net sales, our gross profit increased by 7.4% to 25.9% of net sales for the three months ended March 31, 2009 compared to 24.1% of net sales for the same period of 2008.

     Gross profit related to our generation activities increased by 8.0% to Ps. 112.3 million for the three months ended March 31, 2009 from Ps. 104.0 million for the same period in 2008. The gross margin of our generation activities increased by 16.8% to 25.8% over sales for the three months ended March 31, 2009 from 22.1% over sales for the same period in 2008, primarily due to the greater margin at our hydroelectrical facilities, which was due to higher average electricity prices and, within our thermal units, to the higher margin sales at Güemes.

     Gross profit related to our transmission activities increased by 11.6% to Ps. 17.0 million for the three months ended March 31, 2009 from Ps. 15.3 million for the same period in 2008, primarily due to the increase in tariffs related to our regulated sales and the increase in the Fourth Line royalties. The increase in non-regulated revenues related to work done on the Chocon and Bahia Blanca substations was mostly offset by the increase in sales costs related to the same work, as most work done pursuant to Secretary of Energy Resolution No. 01/03 is low margin contracts. The gross margin related to our transmission activities decreased by 20.6% to 22.0% over sales for the three months ended March 31, 2009 from 27.7% over sales for the same period in 2008, primarily due to the reasons described above and to wage increases.

     Gross profit related to our distribution activities rose by 31.9% to Ps. 153.9 million for the three months ended March 31, 2009 from Ps. 116.7 million for the same period in 2008, primarily due to the impact of the recognition of the CMM adjustment, which more than offset the decrease in the volume of energy sold. The increase in net revenues due to an increase in the energy purchase price applied to certain of Edenor’s customers recorded in the three months ended March 31, 2009 was offset by a similar increase in the cost of the energy purchased to supply those clients.

     We recorded a gross loss related to our holding segment and eliminations of Ps. 7.2 million for the three months ended March 31, 2009, compared to a gain of Ps. 0.7 million for the same period in 2008. Gross profit related to our holding segment rose by 103.05% to Ps. 3.3 million for the three months ended March 31, 2009 from Ps. 1.6 million for the same period in 2008, due to the increase in advisory services provided to our related companies. The gross margin related to our holding segment declined by 72.6% to 25.6% over sales for the three months ended March 31, 2009 from 93.2% over sales for the same period in 2008, due to the increase in salaries associated with services to our generation segment and an increase in the cost of sales from our real estate business resulting from increased activity during the period. Intercompany eliminations amounted to a loss of Ps. 10.5 million in the three months ended March 31, 2009, compared to a loss of Ps. 0.9 million for the same period in 2008.

Selling expenses

     Selling expenses increased by 37.9% to Ps. 45.7 million for the three months ended March 31, 2009 from Ps. 33.1 million for the same period in 2008. This increase was primarily due to the increase in selling expenses at our distribution subsidiary that more than offset the reduction in selling expenses at our other segments. Selling expenses related to our distribution activities represented 94.8% of our overall selling expenses for the three months ended March 31, 2009 and 83.1% of our overall selling expenses for the three months ended March 31, 2008.

     Selling expenses related to our generation activities decreased by 56.8% to Ps. 2.0 million for the three months ended March 31, 2009 from Ps. 4.7 million for the same period in 2008, primarily due to the reduction of third party costs at our thermal units. In the three months ended March 31, 2009, Ps. 0.7 million of our selling expenses corresponded to hydroelectrical generation and Ps. 1.4 million of our selling expenses corresponded to thermal generation, whereas for the same period in 2008, Ps. 0.5 million of our selling expenses corresponded to hydroelectrical generation and Ps. 4.3 million of our selling expenses corresponded to thermal generation. The following table sets forth the principal components of the selling expenses in our generation activities for the periods indicated:

	Three months ended March 31,

	2009		2008
	(in millions of Pesos, except percentages)
Taxes, rates and contributions	Ps. 0.4	18.2%	Ps. 0.0	0.0%
Fees for third-party services	0.8	40.8%	2.7	56.9%
Salaries and social security charges .	0.6	30.2%	0.3	5.7%
Others	0.2	10.8%	1.8	37.3%

Total	Ps. 2.0	100.0%	Ps. 4.7	100.0%
Of which:
Hydroelectric	Ps. 0.7	32.7%	Ps. 0.5	10.1%
Thermal	Ps. 1.4	67.3%	Ps. 4.3	89.9%

     We do not record selling expenses related to our transmission activities.

     Selling expenses related to our distribution activities rose 57.3% to Ps. 43.4 million for the three months ended March 31, 2009 from Ps. 27.6 million for the same period in 2008, primarily due to an increase in the allowance for doubtful accounts, due to a re-estimation of receivables resulting from an increase in past due receivables, and an increase in salaries and social security taxes due to wage increases granted in the second half of 2008. The following table sets forth the principal components of selling expenses in our distribution activities for the periods indicated:

	Three months ended March 31,

	2009		2008
	(in millions of Pesos, except percentages)
Fees for third-party services	Ps. 11.4	26.2%	Ps. 9.8	35.7%
Salaries and social security charges	10.5	24.3%	6.8	24.6%
Allowances for doubtful accounts	11.0	25.4%	3.2	11.4%
Taxes, rates and contributions	5.0	11.6%	3.0	10.9%
Other	5.4	12.5%	4.8	17.4%

Total	Ps. 43.4	100.0%	Ps. 27.6	100.0%

     Our selling expenses related to our holding segment and eliminations decreased by 62.4% to Ps. 0.3 million for the three months ended March 31, 2009 from Ps. 0.9 million for the same period in 2008.

Administrative expenses

     Our administrative expenses increased by 20.57% to Ps. 67.9 million for the three months ended March 31, 2009 from Ps. 56.4 million for the same period in 2008. This increase was mainly due to the increase in salaries resulting from wage increases recorded for each of the periods and an increase in expenses associated with compliance and administrative and advisory expenses in our holding segment.

     Administrative expenses related to our generation activities increased by 45.3% to Ps. 12.7 million for the three months ended March 31, 2009 from Ps. 8.8 million for the same period in 2008, primarily due to the increase in administrative services provided by third parties related to our generation expansion as well as the increase in professional fees (auditors, legal counsel, financial advisory) related to the administrative and financing activities of our generation subsidiaries. The following table sets forth the principal components of the administrative expenses in our generation activities for the periods indicated:

	Three months ended March 31,

	2009		2008
	(in millions of Pesos, except percentages)
Fees for third-party services	Ps. 6.6	51.9%	Ps. 3.3	37.7%
Salaries and social security charges	1.9	15.3%	2.1	23.4%
Directors and Supervisory Committee Salaries	0.5	4.0%	0.1	1.7%
Taxes, rates and contributions	1.4	10.6%	1.8	20.9%
Repairs and maintenance	0.5	4.3%	0.2	1.9%
Others	1.8	13.9%	1.3	14.4%

Total	Ps. 12.7	100.0%	Ps. 8.8	100.0%
Of which:
Hydroelectric	Ps. 3.5	27.5%	Ps. 2.0	22.7%
Thermal	Ps. 9.2	72.5%	Ps. 6.8	77.3%

     Administrative expenses related to our transmission activities increased by 32.5% to Ps. 8.4 million for the three months ended March 31, 2009 from Ps. 6.3 million for the same period in mainly due to increases in salaries expenses related to wages increases. The following table sets forth the principal components of the administrative expenses in our transmission activities for the periods indicated:

	Three months ended March 31,

	2009		2008
	(in millions of Pesos, except percentages)
Salaries and social security charges	Ps. 3.9	46.7%	Ps. 2.7	42.2%
Fees for third-party services	1.7	20.6%	1.0	16.6%
Depreciation of fixed assets	0.9	11.2%	0.8	13.3%
Insurance	0.4	5.3%	0.5	7.7%
Directors and Sindics Remuneration	0.2	2.8%	0.1	1.6%
Others	1.1	13.4%	1.2	18.6%

Total	Ps. 8.4	100.0%	Ps. 6.3	100.0%

     Administrative expenses related to our distribution activities increased by 27.6% to Ps. 41.5 million for the three months ended March 31, 2009 from Ps. 32.5 million for the same period in 2008, primarily due to increases in advertising expenses, salaries (due to wage increases approved during the second half of 2008), and the tax on financial transactions.

     Our administrative expenses related to our holding segment and eliminations decreased by 39.3% to Ps. 5.3 million for the three months ended March 31, 2009 from Ps. 8.8 million for the same period in 2008.

Goodwill amortization

     We recorded Ps. 5.0 million in goodwill amortization for the three months ended March 31, 2009 as compared to Ps. 5.0 million for the same period in 2008. For our generation segment we recorded a goodwill amortization of Ps. 3.7 million for the three months ended March 31, 2009 compared to Ps. 3.6 million in 2007. Our transmission segment recognized Ps. 0.2 million in goodwill amortization in the first three months ended March 31, 2009 and 2008. Our distribution segment recognized a goodwill amortization charge equal to Ps. 1.4 million for the three months ended March 31, 2009 and Ps. 1.4 million for the same period in 2008. Goodwill amortization charges relating to our holding segment for the three months ended March 31, 2009 and the same period in 2008 were Ps. 0.1 million and Ps. 0.2 million, respectively.

Operating income

     Operating income increased by 10.7% to Ps. 157.3 million for the three months ended March 31, 2009 from Ps. 142.1 million for the same period in 2008. This increase was mainly due to the increase in gross profit attributable to our generation and distribution segments.

     Operating income related to our generation activities increased by 7.9% to Ps. 93.7 million for the three months ended March 31, 2009 from Ps. 86.9 million for the same period in 2008. The total operating margin related to our generation activities increased by 16.7% to 21.6% over sales for the three months ended March 31, 2009 from 18.5% over sales for the same period in 2008, primarily due to the increased margin at our hydroelectrical facilities.

     Operating income related to our transmission activities decreased by 3.2% to Ps. 8.9 million for the three months ended March 31, 2009 from Ps. 9.2 million for the same period in 2008. The total operating margin decreased by 31.1% to 11.4% over sales for the three months ended March 31, 2009 from 16.6% over sales for the same period in 2008, primarily due to increases in salaries and third party expenses.

     Operating income in our distribution activities increased by 22.4% to Ps. 67.7 million for the three months ended March 31, 2009 from Ps. 55.3 million for the same period in 2008, due to the impact of the recognition of the CMM adjustment, which more than offset the decrease in the volume of energy sold and the increase in selling expenses and administrative expenses explained above. The total operating margin remained increased 1.1% to 12.3% over sales for the three months ended March 31, 2009 from 12.1% over sales for the same period in 2008.

     Operating loss related to our holding and eliminations segment increased by 40.8% to Ps. 13.0 million for the three months ended March 31, 2009 from Ps. 9.2 million for the same period in 2008, primarily due to the increase in our own administrative expenses.

Financial and holding results, net

     Our financial and holding results, net, represented a loss of Ps. 1.9 million for the three months ended March 31, 2009 compared to a loss of Ps. 16.5 million for the same period in 2008. This decrease in the loss was primarily due to gains from the repurchase of debt carried out by our transmission subsidiary and our holding segment, which were partially offset by increased interest expenses and foreign exchange losses in relation to our subsidiaries’ debt and, to a lesser extent, increases in interest expenses.

     Our financial and holding results, net, related to our generation activities represented a loss of Ps. 24.4 million for the three months ended March 31, 2009 compared to a gain of Ps. 14.5 million for the same period in 2008, primarily due to a Ps. 16.6 million loss on the impairment of the value of the Man generation engines owned by Güemes, Ps. 10.1 million in taxes on financial transactions and bank commissions and Ps. 5.7 million in interest expenses, net, that more than offset gains from the holding of financial instruments at our generation subsidiaries.

	Three months ended March 31,

	2009		2008
	(in millions of Pesos, except percentages)
Generated by impairment of other assets	Ps. (16.6)	68.1%	Ps. 0.0	0.0%
Generated by taxes and bank commissions, net	(10.1)	41.4%	(1.7)	(11.4)%
Generated by foreign exchange differences, net	4.3	(17.4)%	20.5	140.8%
Generated by interest income, net	(5.7)	23.3%	2.2	15.1%
Generated by financial instruments holding results, net	10.0	(40.8)%	(4.7)	(32.2)%
Generated by repurchases of financial debt	0.0	0.0%	0.0	0.0%
Others	(6.2)	25.4%	(1.8)	(12.3)%

Total	Ps. (24.4)	100.0%	Ps. 14.5	100.0%

     Our financial and holding results, net, related to our transmission activities represented a gain of Ps. 10.6 million for the three months ended March 31, 2009, compared to a loss of Ps. 10.5 million for the same period in 2008, primarily due to the gains recorded for the repurchase of Transener’s own financial debt that more than offset losses generated by foreign exchange differences and interest expenses for the period.

	Three months ended March 31,

	2009		2008
	(in millions of Pesos, except percentages)
Generated by foreign exchange differences, net	Ps. (253.8)	(27.0)%	(1.7)	16.5%
Generated by interest income, net	(8.2)	(76.8)%	(7.9)	74.7%
Generated by repurchases of financial debt	45.8	430.4%	0.0	0.0%
Generated by taxes and bank commissions, net	0.0	0.0%	(0.9)	8.1%
Generated by financial instruments holding results, net	0.0	0.2%	0.2	(1.9)%
Others	0.0	0.0%	(0.3)	2.6%

Total	Ps. 10.6	100.0%	Ps. (10.5)	100.0%

     Our financial and holding results, net, related to our distribution activities represented a loss of Ps. 38.6 million for the three months ended March 31, 2009 compared to a loss of Ps. 27.4 million for the same period in 2008, primarily due to a loss from interest expenses and the negative impact that the appreciation of the Dollar on this segment’s outstanding U.S. Dollar denominated debt, which was partially offset by gains from the repurchase of its own financial debt.

	Three months ended March 31,

	2009		2008
	(in millions of Pesos, except percentages)
Generated by interest income, net	Ps. (27.8)	71.9%	Ps. (18.4)	67.3%
Generated by foreign exchange differences, net	(81.7)	211.4%	(7.5)	27.5%
Generated by repurchases of financial debt	70.5	(182.4)%	0.0	0.0%
Generated by financial instruments holding results, net	2.4	(6.2)%	0.0	0.0%
Generated by taxes and bank commissions, net	(4.7)	12.1%	0.0	0.0%
Others	2.6	(6.8)%	(1.4)	5.2%

Total	Ps. (38.6)	100.0%	Ps. (27.4)	100.0%

     Our financial and holding results, net, related to our holding activities represented a gain of Ps. 50.5 million for the three months ended March 31, 2009 compared to a gain of Ps. 6.8 million for the same period in 2008.

Other (expenses) income, net

     We recorded a loss in other (expenses) income, net, of Ps. 3.5 million for the three months ended March 31, 2009 compared to a loss of Ps. 6.1 million for the same period in 2008. Our generation operations recorded other income of Ps. 1.8 million for the three months ended March 31, 2009 compared to expenses of Ps. 0.1 million for the same period in 2008. Our transmission operations recorded other income of Ps. 0.1 million and Ps. 2.0 million for the three months ended March 31, 2009 and 2008, respectively. Our distribution operations recorded other expenses of Ps. 5.4 million and Ps. 5.9 million for the three months ended March 31, 2009 and 2008, respectively. Finally, our holding segment recorded income of Ps. 0.1 million and other expenses of Ps. 1.7 million for the three months ended March 31, 2009 and 2008, respectively.

Income tax and tax on assets

     We recorded an income tax charge of Ps. 54.0 million for the three months ended March 31, 2009 compared to a charge of Ps. 51.7 million for the same period in 2008. Our generation activities recorded an income tax charge of Ps. 29.8 million for the three months ended March 31, 2009 compared to a Ps. 38.2 million charge for the same period in 2008. Our transmission activities recorded an income tax recovery of Ps. 0.9 million for the three months ended March 31, 2009 compared to a Ps. 1.3 million charge for the same period in 2008. Our distribution activities recorded an income tax charge of Ps. 23.0 million for the three months ended March 31, 2009 compared to a Ps. 13.7 million charge for the same period in 2008. Finally, our holding segment recorded an income tax charge of Ps. 2.0 million for the three months ended March 31, 2009 compared to a recovery of Ps. 1.6 million for the same period in 2008.

Minority interests

     We recorded a charge for minority interests in our subsidiaries of Ps. 39.8 million for the three months ended March 31, 2009 compared to a charge of Ps. 18.7 million for the same period in 2008. Our generation activities recorded a charge for minority interests of Ps. 16.1 million for the three months ended March 31, 2009 compared to a Ps. 10.4 million charge for the same period in 2008. Our transmission activities recorded a charge for minority interests of Ps. 9.2 million for the three months ended March 31, 2009 compared to a benefit for minority interests of Ps. 1.0 million for the same period in 2008. Finally, our distribution activities recorded a charge for minority interests of Ps. 14.6 million for the three months ended March 31, 2009 compared to a charge of Ps. 9.3 million for the same period in 2008.

Net income

     Our net income increased to Ps. 58.1 million, or 18.1%, for the three months ended March 31, 2009, compared to net income of Ps. 49.2 million for the same period in 2008. Our generation activities recorded a 52.2% decrease in net income to Ps. 25.2 million for the three months ended March 31, 2009 from Ps. 52.8 million for the same period in 2008. Our transmission activities recorded Ps. 11.3 million net income for the three months ended March 31, 2009 compared to Ps. 0.3 million in net income for the same period in 2008. Our distribution activities recorded a net loss of Ps. 13.9 million for the three months ended March 31, 2009 compared to a net loss of Ps. 1.1 million for the same period in 2008. Finally, our holding segment recorded net income of Ps. 35.6 million for the three months ended March 31, 2009 compared to a net loss of Ps. 2.9 million for the same period in 2008.

Year ended December 31, 2008 (audited) compared to year ended December 31, 2007 (audited and pro forma)

     We acquired our Loma de la Lata generation facility in May 2007, our Piedra Buena generation facility in August 2007 and our distribution subsidiary, Edenor, in September 2007. Because our historical consolidated financial statements may not provide a meaningful comparison of our results of operations over the periods presented, the discussion of our historical results of operations that appears below has been supplemented, where appropriate, with unaudited pro forma consolidated financial data. See “—Unaudited pro forma results.”

Net sales

     Net sales increased by 171.3%, or Ps. 2,534.6 million, to Ps. 4,013.8 million in the year ended December 31, 2008 from Ps. 1,479.2 million in the year ended December 31, 2007. This significant increase in net sales was mainly due to the acquisition of our distribution subsidiary, Edenor, in September 2007, and our Loma de la Lata and Piedra Buena generation operations in May and August 2007, respectively.

     Net sales in connection with our generation activities increased by 139% to Ps. 1,788.7 million for the year ended December 31, 2008 from Ps. 748.6 million for the same period in 2007, due to increased average electricity prices and also mainly to the acquisition of Loma and Piedra Buena. In 2008, Ps. 290.3 million corresponded to sales from our hydroelectric generation facilities and Ps. 1,498.4 million corresponded to sales from our thermal generation facilities; for same period in 2007 Ps. 267.3 million corresponded to sales from our hydroelectrical generation and Ps. 481.2 million to sales from our thermal generation, representing an increase of 8.6% in net sales from our hydro units and a 211.4% increase in net sales form our thermal units. Of the Ps. 1,040.1 million increase in net sales, 42.3% correspond to an increase in the average electricity prices received by us (in 2008 the average price of the electricity sold by all of our units was Ps. 183.6 per MWh, and in 2007 it was Ps. 115.7 per MWh), and 57.7% correspond to an increase in the quantity of electricity sold (9,744 GWh in 2008 and 6,472 GWh in 2007). The lower electricity sold by our hydroelectric units in 2008 when compared to 2007 (1,256 GWh in 2008 from 1,448 GWh in 2007 and 968 GWh in 2008 from 1,056 GWh in 2007 for Nihuiles and Diamante, respectively) was more than compensated by the average increase in electricity prices described above and the greater generation included in our 2008 from our thermal units when compared to 2007 (to 1,976 GWh from 1,752 GWh at Güemes; to 1,817 GWh from 1,114 GWh at Loma de la Lata, and to 3,727 GWh from 1,102 GWh at Piedra Buena). On a pro forma basis, net sales in our generation segment would have increased by 56.0% to Ps.1,788.7 million in 2008 from Ps. 1,146.5 million in 2007, which would have been attributable 62.0% to the increase of the average electricity price received by all of our generation units and 38% to an increase in the quantity of electricity sold. A summary of electricity sales by unit is shown in the table below.

	Total Sales by Generation Unit
	(in GWh)
Summary of Electricity Generation Assets	2008	2007

Hydroelectric
HINISA	1,256	1,448
HIDISA	968	1,056
Thermal
Güemes	1,976	1,752
Loma de la Lata	1,817	1,114
Piedra Buena	3,727	1,102

Total	9,744	6,472

     Net sales in connection with our transmission activities decreased by 9.4% to Ps. 228.5 million for the year ended December 31, 2008 from Ps. 252.4 million for the same period in 2007; according to the following detail: Ps. 130.7 million and Ps. 114.0 million correspond to net regulated sales, Ps. 37.0 million and Ps. 32.3 million correspond to the royalties for the Fourth Line, net and Ps. 60.8 million and Ps. 106.0 million correspond to other revenues, net, associated to other unregulated activities and services in 2008 and 2007 respectively. The decrease in non-regulated revenues generated was mainly the result of a decrease in activity in the projects assigned to Transener by the ENRE, as well as a decrease in international operations attributable to contracts in Brazil that were not renewed in the first six months of 2008.

     Net sales in connection with our distribution activities rose by 317.9% to Ps. 2,000.2 million for the year ended December 31, 2008 from Ps. 478.7 million for the same period in 2007, due mainly to the inclusion of the results of operations for the twelve months of 2008 compared to the inclusion of the results of operations for only three months in 2007. On a pro forma basis, net sales in our distribution segment would have increased by 1.4% to Ps. 2,000.2 million in 2008 from Ps. 1,972.5 million in 2007, mainly due to an increase in the volume of energy sales (Edenor sold 18,616 GWh in 2008 compared to 17,886 GWh in 2007) due to an increase in consumption per customer and in the number of clients, which compensated a reduction in the average sales price (Edenor’s average sales price in 2008 was Ps. 0.1075 per KWh and Ps. 0.1103 per KWh in 2007). In 2007, Edenor recorded the recognition of the total retroactive amount for the application of the then new applicable rates schedule resulting from an Adjustment Agreement with the Argentine government which amounted to Ps. 218.6 million. During 2008, there was an increase of 17% in the VAD resulting from the new applicable rates schedule in full force and effect since July 1, 2008, and which incorporates partially MMC adjustments that had not been included in Edenor’s applicable rates schedules.

     Net sales in connection with our holding segment rose by 732% to Ps. 64.5 million for the year ended December 31, 2008 from Ps. 7.7 million for the same period in 2007, according to the following detail: Ps. 60.2 million and Ps. 5.8 million as revenues from advisory services rendered to our controlled companies and Ps. 4.3 million and Ps. 2 million as revenues from real estate businesses in 2008 and 2007, respectively. Intercompany eliminations amounted to Ps. 68.1 million in the year ended December 31, 2008 compared to Ps. 8.1 million for the year ended 2007 mainly related to services provided to our generation segment.

     The following table sets forth our net sales by segment for the year ended December 31, 2008 and 2007, including actual and pro forma results for the year 2007:

		For the year ended December 31,

			2007

Net Sales	2008		Actual	Adjustments	Pro Forma

			(in millions of Pesos)
Generation	Ps.	1,788.7	748.6	397.9	1,146.5
Transmission		228.5	252.4	-	252.4
Distribution		2,000.2	478.7	1,493.8	1,972.5
Holding		64.5	7.7	-	7.7
Eliminations		(68.1)	(8.1)	-	(8.1)
Total	Ps.	4,013.8	1,479.2	1,891.7	3,370.9

Cost of sales

     Our cost of sales increased by Ps. 1,978.3 million or 179.2% to Ps. 3,082.4 million in the year ended December 31, 2008 from Ps. 1,104.0 million in the year ended December 31, 2007. This significant increase was primarily the result of the acquisition of our distribution subsidiary Edenor, and our Loma de la Lata and Piedra Buena generation operations.

     Our cost of sales related to our generation activities increased by 149.4% to Ps. 1,475.1 million in the year ended December 31, 2008 from Ps. 591.5 million in the year ended December 31,2007, due primarily to the acquisition of our Loma de la Lata and Piedra Buena generation operations. In 2008, Ps. 188 million corresponded to costs of sales of our hydroelectrical generation and Ps. 1,287.1 million reflect costs of sales of our thermal generation facilities whereas for the same period in 2007, Ps. 167.5 million reflect costs of sales of our hydroelectrical generation and Ps. 423.9 million reflect costs of sales of our thermal generation.

     The following table sets forth the principal components of cost of sales in our generation activities for the periods indicated:

	Year ended December 31,

	2008		2007

	(in millions of Pesos, except percentages)
Hydroelectric facilities:
Energy purchases	Ps.121.1	64.5%	Ps.102.6	61.2%
Royalties	23.7	12.6%	23.8	14.2%
Personnel	12.0	6.4%	11.4	6.8%
Depreciation of and amortization	20.5	10.9%	20.8	12.4%
Repairs and maintenance	7.4	3.9%	5.1	3.0%
Others	3.2	1.7%	3.9	2.4%
Total hydroelectric	Ps.188.0	100.0%	Ps.167.5	100.0%

Thermal facilities:
Fuel consumption	Ps. 1,090.1	84.7%	Ps.338.4	79.8%
Energy purchases	64.9	5.0%	29.6	7.0%
Personnel	50.9	4.0%	21.3	5.0%
Depreciation and amortization	38.7	3.0%	17.9	4.2%
Others	42.4	3.3%	16.7	3.9%

Total thermal	1,287.1	100.0%	423.9	100.0%

Total	Ps. 1,475.1	100.0%	Ps.591.5	100.0%

     On a pro forma basis, cost of sales related to our generation segment would have increased by 51.6% to Ps. 1,475.1 million in 2008 from Ps. 973.2 million in 2007 corresponding to a 12.2% increase in the cost of sales of our hydroelectric units (principally due to the price increase of energy purchases), and to a 59.8% increase in the costs of sales of our thermal units, of which 82.0% correspond to the increase in fuel consumption due to the higher prices of gas and fuel oil in 2008 as well as increased consumption due to increased generation, in particular in our Piedra Buena unit.

     Our cost of sales related to our transmission activities decreased by 3.3% to Ps. 178.1 million in the year ended December 31, 2008 from Ps. 184.1 million in the year ended December 31, 2007. The following table sets forth the principal components of cost of sales in our transmission activities for the periods indicated:

	Year ended December 31,

	2008		2007

	(in millions of Pesos, except percentages)
Salaries and social security charges	Ps.65.4	36.8%	Ps.57.3	31.1%
Materials for works	53.7	30.2%	49.9	27.1%
Repairs and Maintenance	19.2	10.8%	35.9	19.5%
Depreciation and amortization	12.3	6.9%	11.8	6.4%
Others	27.5	15.5%	29.2	15.9%

Total	Ps.178.1	100.0%	Ps.184.1	100.0%

     Our cost of sales related to our distribution activities rose by 342,2% to Ps. 1,451.4 million for the year ended December 31, 2008 from Ps. 328.2 million for the same period in 2007, with the main costs in 2008 being purchases of energy (Ps. 934.7 million), salary and social security contributions expenses (Ps. 181.3 million), amortizations and depreciations (Ps. 183.4 million) and third parties’ fees (Ps. 111.7 million). The following table sets forth the principal components of cost of sales in our distribution activities for the periods indicated:

	Year ended December 31,

	2008		2007

	(in millions of Pesos, except percentages)
Energy Purchases	Ps.934.7	64.4%	Ps.217.2	66.2%
Depreciation and Amortization	183.4	12.6%	47.8	14.6%
Salaries and social security charges	181.3	12.5%	36.4	11.1%
Fees for third-party services	111.7	7.7%	22.1	6.7%
Other	40.4	2.8%	4.7	1.4%

Total	Ps.1451.4	100.0%	Ps.382.2	100.0%

     On a pro forma basis, cost of sales in our distribution segment would have increased by 9.6% to Ps. 1,451.4 million in 2008 from Ps. 1,324.0 million in 2007, mainly due to a 5.6% (to Ps. 934.7 million in 2008 from Ps. 885.0 million in 2007) increase in the cost of energy purchases (the cost of sales due to the increase in electricity demand was partially offset by a cost savings due to the decrease in energy loses at Edenor to 10.77% in 2008 from 11.60% in 2007), and 42.0% and 41.8% increases in salaries and third party services (to Ps. 118.4 million in 2008 from Ps. 127.6 million in 2007 and to Ps. 111.7 million in 2008 from Ps. 78.8 million in 2007 for salaries and social security charges and third party services, respectively).

     Our cost of sales related to our holding segment rose by 286.5% to Ps. 4.8 million for the year ended December 31, 2008 from Ps. 1.2 million for the same period in 2007, with these costs being mainly related to real estate transactions. Intercompany eliminations related to cost of sales amounted to a recovery of Ps. 27.0 million in the year ended December 31, 2008 compared to Ps. 1.0 million for the year ended 2007 mainly related to services provided by our holding segment to our generation segment.

     The following table sets forth our cost of sales by segment for the year ended December 31, 2008 and 2007, including actual and pro forma results for the year 2007:

	For the year ended December 31,

			2007

Cost of Sales	2008	Actual	Adjustments	Pro Forma

	(in millions of Pesos)
Generation	Ps. (1,475.1)	(591.5)	(381.7)	(973.2)
Transmission	(178.1)	(184.1)	-	(184.1)
Distribution	(1,451.4)	(328.2)	(995.8)	(1,324.0)
Holding	(4.8)	(1.2)	-	(1.2)
Eliminations	27.0	1.0	-	1.0

Total	Ps. (3,082.4)	(1,104.0)	(1,377.5)	(2,481.5)

Gross profit

     Our gross profit increased by 148.3% to Ps. 931.5million for the year ended December 31, 2008 from Ps. 375.2 million for the same period in 2007. This significant increase was largely due to the inclusion in 2008 of a full year of operations of our distribution subsidiary, Edenor and our Loma de la Lata and Piedra Buena generation businesses. As a percentage of net sales, our gross profit declined to 23.2% of net sales for the year ended December 31, 2008, compared to 25.4% of net sales for the year ended December 30, 2007.

     Gross profit related to our generation activities increased by 99.7% to Ps. 313.7 million for the year ended December 31, 2008 from Ps. 157.1 million for the same period in 2007. Gross margin of our generation activities declined by 16.4% to 17.5% over the sales for the year ended December 31, 2008 from 21.0% over the sales for the same period in 2007 mainly due to the greater participation of thermal generation units in our generation mix as thermal operating margin is lower than that of hydroelectrical generation. On a pro forma basis, gross profit related to our generation activities would have increased by 81.0% to Ps. 313.7 million for the year ended December 31, 2008 from Ps. 173.3 million for the same period in 2007. The gross margin of our generation activities increased by 16.0% to 17.5% over the sales for 2008 from 15.1% over the sales for 2007 mainly due to the increase in margin at Piedra Buena resulting from the use of its own fuel oil and gas to generate electricity and to higher spot and contract electricity prices at Güemes.

     Gross profit related to our transmission activities decreased by 26.1% to Ps. 50.4 million for the year ended December 31, 2008 from Ps. 68.2 million for the same period in 2007due to the decline in the proportion of net sales generated by Transener’s non-regulated activities as described under Net Revenues above, which generally have higher margins than Transener’s regulated activities, which are based on a tariff that has not changed significantly in years as compared with market-based contracts in our unregulated activities, and as a result of the lack of adjustments to Transener’s tariffs. Gross margin decreased by 18.4% to 22.1% over the sales for the year ended December 31, 2008 from 27.0% over the sales for the same period in 2007 for the same motive.

     Gross profit related to our distribution activities rose by 264.7% to Ps. 548.8 million for the year ended December 31, 2008 from Ps. 150.5 million for the same period in 2007. On a pro forma basis, gross profit related to our distribution activities would have decreased by 15.4% to Ps. 548.8 million for the year ended December 31, 2008, and from Ps. 648.6 million for the same period in 2007 due to higher cost of sales per GWh sold. Gross margin decreased by 12.7% to 27.4% over sales for the year ended December 31, 2008 from 31.4% over sales for the same period in 2007 mainly due to the impact of higher salaries and operating costs that were not compensated by the increase in VAD resulting from the new applicable rates schedule in full force and effect since July 1, 2008. Also in 2007 Edenor recorded the recognition of the total retroactive amount for the application of the then new applicable rates schedule resulting from an Adjustment Agreement with the Argentine government which amounted to Ps. 218.6 million.

     We recorded a gross profit related to our holding segment and eliminations of 18.5 million for the year ended December 31, 2008 compared to a loss of Ps. 0.6 million for the same period in 2007. Gross profit related to our holding segment rose by 817.5% to Ps. 59.6 million for the year ended December 31, 2008 from Ps. 6.5 million for the same period in 2007 due to the increased activities of advisory services to related companies, while its gross margin rose by 10.3% to 92.5% over the sales for the year ended December 31, 2008 from 83.9% over the sales for the same period in 2007. Intercompany eliminations amounted to loss of Ps. 41.1 million in the year ended December 31, 2008 compared to a loss of Ps. 7.1 million for the year ended 2007.

     The following table sets forth our gross profit by segment for the year ended December 31, 2008 and 2007, including actual and pro forma results for the year 2007:

	For the year ended December 31,

			2007

Gross Profit	2008	Actual	Adjustments	Pro Forma

	(in millions of Pesos)
Generation	Ps. 313.7	157.1	16.2	173.3
Transmission	50.4	68.2	-	68.2
Distribution	548.8	150.5	498.1	648.6
Holding	59.6	6.5	-	6.5
Eliminations	(41.1)	(7.1)	-	(7.1)

Total	Ps. 931.5	375.2	514.2	889.4

Selling expenses

     Selling expenses increased by 205.2% to Ps. 139.7 million for the year ended December 31, 2008 from Ps. 45.8 million for the same period in 2007. This large increase was due primarily to the recording of a full year of results from our distribution subsidiary, Edenor, since selling expenses related to our distribution activities represent a substantial portion (90.4% and 85.0% for 2008 and 2007, respectively) of our overall selling expenses. On a pro forma basis, selling expenses related to our distribution segment would have represented 94.8% of our overall selling expenses for that period.

     Selling expenses related to our generation activities rose by 77.1% to Ps. 9.8 million for the year ended December 31, 2008 from Ps. 5.6 million for the same period in 2007 mainly due to the acquisitions already mentioned. In 2008, Ps. 2.1 million corresponded to hydroelectrical generation and Ps. 7.7 million to thermal generation whereas for the same period in 2007, Ps. 2.2 million corresponded to hydroelectrical generation and Ps. 3.3 million to thermal generation. The following table sets forth the principal components of the selling expenses in our generation activities for the periods indicated:

	Year ended December 31,

	2008		2007

	(in millions of Pesos, except percentages)
Taxes, rates and contributions	Ps. 4.0	40.7%	Ps. 2.3	41.5%
Fees for third-party services	2.9	30.0%	1.3	24.0%
Salaries and social security charges	2.0	20.7%	1.5	26.4%
Others	0.8	8.6%	0.5	8.2%

Total	Ps. 9.8	100.0%	Ps. 5.6	100.0%
Of which:
Hydroelectric	2.1	21.8%	2.2	40.1%
Thermal	7.7	78.2%	3.3	59.9%

     We do not record selling expenses related to our transmission activities.

     Selling expenses related to our distribution activities rose by 224.9% to Ps. 126.3 million for the year ended December 31, 2008 from Ps. 38.9 million for the same period in 2007 due mainly to the inclusion of the results of operations for the twelve months of 2008 compared to the inclusion of the results of operations for only three months in 2007. The main selling expenses in 2008 include salaries and social security charges, feed for third party services and taxes, charges and contributions. Also during fiscal 2008 Ps. 15.3 million in allowances for doubtful accounts were recorded to take into account, doubtful accounts resulting from the recording of an allowance for the full amount of receivables resulting from the supply of electricity to shantytowns that are not covered by the Acuerdo Marco (the 2006 Framework Agreement) in light of the fact that a new framework agreement has not yet been signed. The following table sets forth the principal components of the selling expenses in our distribution activities for the periods indicated:

	Year ended December 31,

	2008		2007

	(in millions of Pesos, except percentages)
Fees for third-party services	Ps. 40.5	32.1%	Ps. 8.7	22.3%
Salaries and social security charges	36.4	28.8%	7.2	18.5%
Allowances for doubtful accounts	15.3	12.1%	14.9	38.4%
Taxes, rates and contributions	14.9	11.8%	2.7	7.0%
Other	19.1	15.2%	5.3	13.8%

Total	Ps.126.3	100.0%	Ps. 38.9	100.0%

     On a pro forma basis, selling expensed related to our distribution segment would have increased by 4.5% to Ps. 126.3 million in 2008 from Ps. 120.8 million in 2007, mainly due to a Ps. 21.5 million increase salaries and fees for third party services that more than offset a Ps. 15.4 million reduction in allowances for doubtful accounts.

     Our selling expenses related to our holding segment and eliminations increased by 167.8% to Ps. 3.5 million for the year ended December 31, 2008 from Ps. 1.3 million for the same period in 2007. In 2008 these expenses corresponded totally to our holding segment. Our selling expenses related to our holding segment remained almost stable, rising by 3.1% to Ps. 3.5 million for the year ended December 31, 2008 from Ps. 3.4 million for the same period in 2007 and they include mainly expenses related to real estate transactions. During 2007 intercompany eliminations amounted to a gain of Ps.2.1 million.

     The following table sets forth our selling expenses by segment for the year ended December 31, 2008 and 2007, including actual and pro forma results for the year 2007:

	For the year ended December 31,

			2007

Selling Expenses	2008	Actual	Adjustments	Pro Forma

	(in millions of Pesos)
Generation	Ps. (9.8)	(5.6)	-	(5.6)
Transmission	-	-	-	-
Distribution	(126.3)	(38.9)	(82.0)	(120.8)
Holding	(3.5)	(3.4)	-	(3.4)
Eliminations	-	2.1	-	2.1
Total	Ps. (139.7)	(45.8)	(82.0)	(127.7)

Administrative expenses

     Our administrative expenses increased by 123.7% to Ps. 262.4 million for the year ended December 31, 2008 from Ps. 117.3 million for the same period in 2007. This increase was mainly due to the recording a full year of operations of our distribution subsidiary, Edenor, our Loma de la Lata and Piedra Buena generation operations, and the increased in administrative and advisory activities of our holding segment.

     Administrative expenses in our generation activities increased by 67.1% to Ps. 45.1 million for the year ended December 31, 2008 from Ps. 27.0 million for the same period in 2007 mainly due to the acquisitions already mentioned. In 2008, Ps. 10.5 million correspond to hydroelectrical generation and Ps. 34.6 million correspond to thermal generation whereas for the same period in 2007, Ps. 7.8 million correspond to hydroelectrical generation and Ps. 19.2 million correspond to thermal generation. The following table sets forth the principal components of the administrative expenses in our generation activities for the periods indicated:

	Year ended December 31,

	2008		2007

	(in millions of Pesos, except percentages)
Fees for third-party services	Ps. 24.5	54.4%	Ps. 8.8	32.7%
Salaries and social security charges	9.6	21.3%	6.7	24.8%
Directors and Syndic Salaries	1.8	4.0.7%	2.5	9.1%
Taxes, rates and contributions	1.7	3.7%	3.3	12.3%
Repairs and maintenance	0.0	0.0%	0.0	0.0%
Others	7.5	16.6%	5.7	21.1%

Total	Ps.45.1	100.0%	Ps.27.0	100.0%
Of which:
Hydroelectric	10.5	23.3%	7.8	29.0%
Thermal	34.6	76.7%	19.2	71.0%

     On a pro forma basis, administrative expenses in our generation activities would have increased by 33.7% to Ps. 45.1 million in 2008 from Ps. 33.8 million in 2007 mainly due to the increase in third party services (to Ps. 24.5 million in 2008 from Ps. 14.6 million in 2007), reflecting the increase in administrative services by third parties related to our expansion program as well as the increase in professional fees (auditors, legal counsel, financial advisory) related to the administrative and financing activities of our generation subsidiaries. The increase in salary expenses reflects the increase in wages that were agreed to with the unions (ranging between 22% and 29% increases).

     Administrative expenses related to our transmission activities increased by 20.2% to Ps. 29.7 million for the year ended December 31, 2008 from Ps. 24.7 million for the same period in. The following table sets forth the principal components of the administrative expenses in our transmission activities for the periods indicated:

	Year ended December 31,

	2008		2007

	(in millions of Pesos, except percentages)
Salaries and social security charges	Ps. 12.6	42.6%	Ps. 10.0	40.6%
Fees for third-party services	5.9	19.9%	4.4	17.7%
Depreciation of fixed assets	3.4	11.5%	3.0	12.2%
Insurance	2.0	6.6%	2.0	8.0%
Directors and Syndics Remuneration	1.2	4.1%	0.4	1.8%
Others	4.6	15.4%	4.9	19.8%

Total	Ps.29.7	100.0%	Ps.24.7	100.0%

     Administrative expenses in our distribution activities increased by 239% to Ps. 140.6 million for the year ended December 31, 2008 from Ps. 41.5 million for the same period in 2007. The following table sets forth the principal components of the administrative expenses in our distribution activities for the periods indicated:

	Year ended December 31,

	2008		2007

	(in millions of Pesos, except percentages)
Salaries and social security charges	Ps. 49.0	34.9%	Ps. 10.9	26.3%
Fees for third-party services	32.9	23.4%	10.4	25.1%
Taxes, rates and contribution	28.8	20.5%	13.7	33.1%
Advertising and promotion	12.8	9.1%	2.4	5.8%
Others	17.0	12.1%	4.0	9.7%

Total	Ps.140.6	100.0%	Ps. 41.5	100.0%

     On a pro forma basis, administrative expenses in our distribution activities would have increased by 11.6% to Ps. 140.6 million in 2008 from Ps. 126.0 million in 2007 mainly due to a Ps. 10.9 million increase in salaries (mostly related to wage increases) and Ps. 18.8 million in fees for third party services (reflecting increased administrative control, compliance and financing-related services) that more than offset a Ps. 14.6 million reduction in taxes, advertising and promotions and other administrative expenses.

     Our administrative expenses related to our holding segment and eliminations increased by 95.1% to Ps. 47.0 million for the year ended December 31, 2008 from Ps. 24.1 million for the same period in 2007. Our administrative expenses related to our holding segment increased by 202.4% to Ps. 88.1 million for the year ended December 31, 2008 from Ps. 29.1 million for the same period in 2007, due mainly to the increase in the advisory services rendered to our controlled companies and the increase in control and compliance expenses at Pampa. In both periods, a loss was posted for Ps. 11.8 million incurred upon recognizing for accounting purposes the reserve of warrants for Directors in the framework of the Opportunities Assignment Agreement / Warrants. Intercompany eliminations amounted to a gain of Ps. 41.1 million in the year ended December 31, 2008 compared to a gain of Ps. 5.0 million for the year ended 2007.

     The following table sets forth our administrative expenses by segment for the year ended December 31, 2008 and 2007, including actual and pro forma results for the year 2007:

	For the year ended December 31,

			2007

Administrative Expenses	2008	Actual	Adjustments	Pro Forma

	(in millions of Pesos)
Generation	Ps. (45.1)	(27.0)	(6.7)	(33.8)
Transmission	(29.6)	(24.7)	-	(24.7)
Distribution	(140.6)	(41.5)	(84.5)	(126.0)
Holding	(88.1)	(29.1)	-	(29.1)
Eliminations	(41.1)	5.0	-	5.0

Total	Ps. (262.4)	(117.3)	(91.3)	(208.6)

Goodwill amortization

     We recorded Ps. 19.8 million in goodwill amortization million for the year ended December 31, 2008 from Ps. 7.4 million for the same period in 2007. For our generation segment we recorded a goodwill amortization of Ps. 14.7 million in 2008 compared to Ps. 6.8 million in 2007, mainly due to recognition of accelerated depreciation at our Piedra Buena facility. On a pro forma basis, we would have recorded a goodwill amortization of Ps. 14.7 million in 2008 compared to Ps. 15.0 million in 2007 in our generation segment. Our transmission segment recognizes almost equal goodwill amortization gains for 2008 and 2007 of Ps. 0.8 million, while our distribution segment recognized a goodwill amortization charge of Ps. 5.6 million in 2008 and of Ps. 1.4 in 2007. On a pro forma basis, the goodwill amortization charge in 2007 of our distribution segment would have been 5.6 million. Goodwill amortization charges relating to our holding segment in 2008 were Ps. 0.3 million related to real estate operations.

     The following table sets forth our goodwill amortization by segment for the year ended December 31, 2008 and 2007, including actual and pro forma results for the year 2007:

	For the year ended December 31,

			2007

Goodwill Amortization	2008	Actual	Adjustments	Pro Forma

	(in millions of Pesos)
Generation	Ps. (14.7)	(6.8)	(8.2)	(15.0)
Transmission	0.8	0.8	-	0.8
Distribution	(5.6)	(1.4)	(4.2)	(5.6)
Holding	(0.3)	-	-	-
Eliminations	-	-	-	-

Total	Ps. (19.8)	(7.4)	(12.5)	(19.8)

Operating income

     Operating income increased by 148.8% to Ps. 509.6 million for the year ended December 31, 2008 from Ps. 204.8 million for the same period in 2007. This increase was largely due to the increase in gross profit attributable to the recording of a full year of operations of our distribution subsidiary, Edenor and our Loma de la Lata and Piedra Buena generation operations.

     Operating income related to our generation activities increased by 107.2% to Ps. 243.9 million for the year ended December 31, 2008 from Ps. 117.8 million for the same period in 2007 mainly due to the acquisitions already mentioned. Total operating margin went down by 13.3% to 13.6% over sales for the year ended December 31, 2008 from 15.7% over the sales for the same period in 2007 mainly due to the addition of new thermal generation whose operating margin is lower than that of hydroelectrical generation. On a pro forma basis, operating income related to our generation activities rose by 105.1% to Ps. 243.9 million in 2008 from Ps. 119.0 million in 2007. Total operating margin went up by 31.4% to 13.6% over sales for 2008 from 10.4% over the sales for 2007 mainly due to the increase in margin at Piedra Buena resulting from the use of its own fuel oil and gas to generate electricity and to higher spot and contract electricity prices at Güemes.

     Operating income related to our transmission activities decreased by 51.3% to Ps. 21.6 million for the year ended December 31, 2008 from Ps. 44.4 million for the same period in 2007. Total operating margin went down by 46.2% to 9.4% over the sales for the year ended December 31, 2008 from 17.6% over sales for the same period in 2007, mainly due to the decrease in non-regulated activities.

     Operating income in our distribution activities increased by 301.9% to Ps. 276.4 million for the year ended December 31, 2008 from Ps. 68.8 million for the same period in 2007 due to the inclusion of a longer period of results for 2008 than for 2007. Total operating margin decreased by 3.8% to 13.8% over sales for the year ended December 31, 2008 from 14.4% over sales for the same period in 2007. On a pro forma basis, operating income in our distribution activities decreased by 30.2% to Ps. 276.4 million in 2008 from Ps. 396.1 million in 2007. The segment’s total operating margin would have decreased by 31.2% to 13.8% over sales for 2008 from 20.1% over sales for 2007, mainly due to the impact of higher salaries and operating costs that were not compensated by the increase in VAD resulting from the new applicable rates schedule in full force and effect since July 1, 2008. Also in 2007 Edenor recorded Ps. 218.6 million for the recognition of the total retroactive amount for the application of the then new applicable rates schedule resulting from an Adjustment Agreement with the Argentine government.

     Operating loss related to our holding and eliminations segment increased by 23.8% to Ps. 32.3 million for the year ended December 31, 2008 from Ps. 26.1 million for the same period in 2007, primarily due to the increase in our own administrative expenses.

     The following table sets forth our operating income by segment for the year ended December 31, 2008 and 2007, including actual and pro forma results for the year 2007:

	For the year ended December 31,

			2007

Operating Income	2008	Actual	Adjustments	Pro Forma

	(in millions of Pesos)
Generation	Ps. 243.9	117.8	1.2	119.0
Transmission	21.6	44.4	-	44.4
Distribution	276.4	68.8	327.3	396.1
Holding	(32.3)	(26.1)	-	(26.1)
Eliminations	-	(0.0)	-	(0.0)

Total	Ps. 509.6	204.8	328.5	533.3

Financial and holding results, net

     Our financial and holding results, net, represented a loss of Ps. 181.1 million for the year ended December 31, 2008 compared to a gain of Ps.56.6 million for the same period in 2007. This increase was due primarily to interest expenses and foreign exchange loses in relation with our distribution subsidiary’s debt and to impairment of assets and investments in our subsidiaries that were partially compensated by gains from the repurchase of debt done by our subsidiaries and our holding segment.

     Our financial and holding results, net, related to our generation activities represented a loss of Ps. 80.1 million for the year ended December 31, 2008 compared to a gain of Ps.44.0 million for the same period in 2007, mainly due to a loss on the sale of an Alhstom turbine of Ps. 61.2 million and the increase of tax and bank commissions that were partially offset by gains generated by assets held in foreign currencies (mainly related to the expansion of Loma de la Lata). On September 8, 2008, Loma de la Lata sold its heavy duty 178 MW Alstom model GT13E2 gas turbine for Ps. 84.7 million and recorded a loss of Ps. 61.2 million. Results generated by holding of financial instruments in 2007 primarily reflect the appreciation of shares of Central Puerto held by one of our generation subsidiaries at the time.

	Year ended December 31,

	2008		2007

	(in millions of Pesos, except percentages)
Generated by impairment of other assets	Ps.(61.2)	76.4%	Ps. 0.0	0.0%
Generated by taxes and bank commissions, net	(27.3)	34.0%	(3.0)	(6.8)%
Generated by foreign exchange differences, net	17.5	(21.8)%	11.8	26.9%
Generated by interest income, net	(6.1)	7.6%	5.6	12.7%
Generated by financial instruments holding
results, net	4.5	(5.6)%	35.0	79.7%
Generated by repurchases of financial debt	0.0	0.0%	(7.3)	(16.6)%
Others	(7.4)	9.3%	1.8	4.1%

Total	Ps.(80.1)	100.0%	Ps.44.0	100.0%

     On a pro forma basis, our financial and holding results, net, related to our generation activities would have been almost unchanged, representing a gain of Ps. 42.8 million for 2007.

     Our financial and holding results, net, related to our transmission activities represented a loss of Ps. 52.5 million for the year ended December 31, 2008 compared to a loss of Ps. 42.8 million for the same period in 2007, mainly due to a loss reflecting the negative impact that the appreciation of the dollar had on this segment’s outstanding dollar denominated debt, which were partially offset in 2008 by gains from the repurchase of its own financial debt.

	Year ended December 31,

	2008		2007

	(in millions of Pesos, except percentages)
Generated by foreign exchange differences, net	Ps.(34.4)	65.5%	Ps.(10.4)	24.3%
Generated by interest income, net	(31.8)	60.6%	(29.0)	67.7%
Generated by repurchases of financial debt	16.5	(31.4)%	0.0	0.0%
Generated by taxes and bank commissions, net	(3.4)	6.4%	(3.1)	7.2%
Generated by financial instruments holding
results, net	0.0	0.0%	(1.6)	3.8%
Others	0.6	(1.1)%	1.3	(3.1)%

Total	Ps.(52.5)	100.0%	Ps.(42.8)	100.0%

     Our financial and holding results, net, related to our distribution activities represented a loss of Ps. 132.8 million for the year ended December 31, 2008 compared to a loss of Ps. 26.5 million for the same period in 2007, mainly due to a loss from increased interest expenses (for a full year of operations) and the negative impact that the appreciation of the dollar had on this segment’s outstanding U.S. dollar denominated debt (loss for the exchange difference and the increase in financial interests), which were partially offset in 2008 by gains from the repurchase of its own financial debt.

	Year ended December 31,

	2008		2007

	(in millions of Pesos, except percentages)
Generated by interest income, net	Ps.(117.2)	88.2%	Ps. (4.6)	17.2%
Generated by foreign exchange differences, net	(113.4)	85.4%	0.4	(1.6)%
Generated by repurchases of financial debt	93.7	(70.5)%	(18.9)	71.4%
Generated by financial instruments holding results, net	(7.3)	5.5%	0.0	0.0%
Generated by taxes and bank commissions, net	(2.1)	1.6%	(6.3)	23.9%
Others	13.5	(10.1)%	2.9	(10.9)%

Total	Ps.(132.8)	100.0%	Ps.(26.5)	100.0%

     On a pro forma basis, our financial and holding results, net, related to our distribution activities would have represented a loss of Ps.205.8 million for 2007, mainly related to a Ps. 78.0 million loss due to exchange difference and the increase in financial interests and a Ps. 76.1 million loss due to results associated with the restructuring of Edenor and Easa’s debt.

     Our financial and holding results, net, related to our holding activities represented a gain of Ps.84.4 million for the year ended December 31, 2008 compared to a gain of Ps.82.0 million for the same period in 2007. In 2008 gains from the repurchase of our affiliated companies at market prices below their nominal value and gains from the appreciation of foreign currency denominated financial assets which were partially offset by losses from other financial investments. In 2007 financial and holding results, net, reflect mainly gains from the appreciation of foreign currency denominated financial assets and interest income generated by financial investments (that were acquired principally with the funds raised from the February 2007 capital increase), which were applied primarily to the acquisition of our generation assets and their expansion.

	Year ended December 31,

	2008		2007

	(in millions of Pesos, except percentages)
Generated by repurchases of financial debt	Ps. 80.1	94.9%	Ps. 0.0	0.0%
Generated by foreign exchange differences, net	19.8	23.4%	43.2	(52.7)%
Generated by financial instruments holding
results, net	(16.5)	(19.5)%	3.3	4.0%
Generated by interest income, net	5.9	7.0%	36.6	44.6%
Generated by taxes and bank commissions, net	(4.5)	(5.3)%	(3.9)	(4.7)%
Others	(0.5)	(0.6)%	2.8	3.4%

Total	Ps. 84.4	100.0%	Ps. 82.0	100.0%

     The following table sets forth our financial and holding results, net, by segment for the year ended December 31, 2008 and 2007, including actual and pro forma results for the year 2007:

		For the year ended December 31,

		2007

Financial and Holding Results, net	2008	Actual	Adjustments	Pro Forma

		(in millions of Pesos)
Generation	Ps. (80.1)	44.0	(1.2)	42.8
Transmission	(52.5)	(42.8)	-	(42.8)
Distribution	(132.8)	(26.5)	(179.3)	(205.8)
Holding	84.4	82.0	-	82.0
Eliminations	-	-	-	-

Total	Ps. (181.1)	56.6	(180.5)	(123.8)

Other (expenses) income, net

     We recorded a loss in other (expenses) income, net, of Ps. 23.2 million for the year ended December 31, 2008 compared to a gain of Ps. 23.0 million for the same period in 2007. Our generation operations recorded other expenses of Ps. 1.4 million and Ps. 2.6 million for 2008 and 2007, respectively. Our transmission operations recorded other income of Ps. 9.8 million and Ps. 4.4 million for 2008 and 2007, respectively. Our distribution operations recorded other expenses of Ps. 29.4 million and other income of Ps.21.8 million for 2008 and 2007, respectively (in 2008, Edenor recorded Ps. 31.3 million in expenses related to voluntary retirements and bonuses). Finally, our holding segment recorded other expenses of Ps. 2.3 million and Ps. 0.6 million for 2008 and 2007, respectively. On a pro forma basis, for 2007 we would have recorded a Ps. 2.5 million expense in our generation segment and other income of Ps. 0.5 million in our distribution segment.

     The following table sets forth our other (expenses) income, net, by segment for the year ended December 31, 2008 and 2007, including actual and pro forma results for the year 2007:

		For the year ended December 31,

		2007

Other Income (expenses), net	2008	Actual	Adjustments	Pro Forma

		(in millions of Pesos)
Generation	Ps. (1.4)	(2.6)	0.0	(2.5)
Transmission	9.8	4.4	-	4.4
Distribution	(29.4)	21.8	(21.3)	0.5
Holding	(2.3)	(0.6)	-	(0.6)
Eliminations	-	-	-	-

Total	Ps. (23.2)	23.0	(21.3)	1.8

Income tax and tax on assets

     We recorded an income tax charge of Ps. 108.8 million for the year ended December 31, 2008 compared to a charge of Ps. 36.3 million for the same period in 2007. This 200.1% increase is mainly attributable to a significant increase in our taxable income following the recording of a full year of operations of our distribution subsidiary, Edenor and our Loma de la Lata and Piedra Buena generation operations. Our generation activities recorded an income tax charge of Ps. 62.7 million in 2008 compared to a Ps. 21.1 million charge in 2007. Our transmission activities recorded an income tax charge of Ps. 7.3 million in 2008 compared to a Ps. 4.4 million charge in 2007. Our distribution activities recorded an income tax charge of Ps. 43.5 million in 2008 compared to a Ps. 14.6 million charge in 2007. Finally, our holding segment recorded an income tax benefit of Ps. 4.7 million in 2008 compared to a benefit of Ps.3.8 million in 2007. On a pro forma basis, in 2007 we would have recorded a Ps. 23.2 million tax charge in our generation segment and a Ps. 103.3 million tax charge in our distribution segment.

     The following table sets forth our income tax and tax on assets by segment for the year ended December 31, 2008 and 2007, including actual and pro forma results for the year 2007:

		For the year ended December 31,

		2007

Income Tax	2008	Actual	Adjustments	Pro Forma

		(in millions of Pesos)
Generation	Ps. (62.7)	(21.1)	(2.2)	(23.2)
Transmission	(7.3)	(4.4)	-	(4.4)
Distribution	(43.5)	(14.6)	(88.7)	(103.3)
Holding	4.7	3.8	-	3.8
Eliminations	-	-	-	-

Total	Ps. (108.8)	(36.3)	(90.9)	(127.1)

Minority interests

     We recorded a charge for minority interests in our subsidiaries of Ps. 81.5 million for the year ended December 31, 2008 compared to a charge of Ps. 62.2 million for the same period in 2007. Our generation activities recorded a charge for minority interests of Ps. 37.7 million in both 2008 and 2007. Our transmission activities recorded a benefit for minority interests of Ps. 16.1 million in 2008 compared to a Ps. 1.3 million benefit in 2007. Finally, our distribution activities recorded a charge for minority interests of Ps. 59.9 million in 2008 compared to a charge of Ps.25.7 million in 2007. On a pro forma basis, in 2007 we would have recorded no change in the charge for minority interests in our generation segment and the charge for minority interests in our distribution segment would have been Ps. 58.6 million.

     The following table sets forth our minority interests by segment for the year ended December 31, 2008 and 2007, including actual and pro forma results for the year 2007:

		For the year ended December 31,

		2007

Minority Interests	2008	Actual	Adjustments	Pro Forma

		(in millions of Pesos)
Generation	Ps. (37.7)	(37.7)	-	(37.7)
Transmission	16.1	1.3	-	1.3
Distribution	(59.9)	(25.7)	(32.8)	(58.6)
Holding	-	-	-	-
Eliminations	-	-	-	-
Total	Ps. (81.5)	(62.2)	(32.8)	(95.0)

Net income

     We recorded net income of Ps. 115.0 million for the year ended December 31, 2008, compared to net income of Ps. 186.1 million for the same period in 2007, representing a 38.2% decrease. Our generation activities recorded 38.1% decrease in net income to Ps. 62.1 million in 2008 from Ps. 100.4 million in 2007. Our transmission activities recorded a Ps. 12.4 million net loss in 2008 compared to Ps. 2.8 million in net income in 2007. Our distribution activities recorded net income of Ps. 10.7 million in 2008 compared to net income of Ps. 23.7 million in 2007. Finally, our holding segment recorded net income of Ps. 54.6 million in 2008 compared to net income of Ps. 59.1 million in 2007. On a pro forma basis, in 2007 we would have recorded net income of Ps. 98.2 million in our generation segment and net income of Ps. 28.9 million in our distribution segment.

     The following table sets forth our net income by segment for the year ended December 31, 2008 and 2007, including actual and pro forma results for the year 2007:

	For the year ended December 31,

	2008		2007

Net Income		Actual	Adjustments	Pro Forma

		(in millions of Pesos)
Generation	Ps. 62.1	100.4	(2.1)	98.2%
Transmission	(12.4)	2.8	-	2.8%
Distribution	10.7	23.7	5.2	28.9%
Holding	54.6	59.1	-	59.1%
Eliminations	-	(0.0)	-	(0.0)%

Total	Ps. 115.0	186.1	3.1	189.1

Year ended December 31, 2007 (audited) compared to year ended December 31, 2006 (unaudited)

     Unaudited results for the year ended December 31, 2006 have been calculated using financial data for the six-month transition period ended December 31, 2006 and financial data for the second half of the fiscal year ended June 30, 2006. These unaudited results should be read in conjunction with our audited consolidated financial statements for the six-month transition period ended December 31, 2006 and for the fiscal year ended June 30, 2006, included elsewhere in this registration statement. These unaudited results are furnished for informational purposes only and do not purport to present, and are not necessarily indicative of, our actual results of operations for the calendar year ended December 31, 2006.

     In 2007, we acquired our Güemes, Loma de la Lata and Piedra Buena generation operations and our distribution subsidiary, Edenor. As a result, our consolidated results of operations for the year ended December 31, 2006 do not include the results of these generation facilities or the results of our distribution activities. In addition, we acquired our transmission subsidiary, Transener, and our hydroelectric facilities in the second half of 2006 and, as a result, our consolidated results of operations for the year ended December 31, 2006 reflect the results of operations of these acquired companies and facilities solely for the last three months of 2006. As a result, our historical consolidated financial statements may not provide a meaningful comparison of our results of operations over the periods presented.

Net sales

     Net sales increased by 1,047.6% to Ps. 1,479.2 million in the year ended December 31, 2007 from Ps. 128.9 million in the year ended December 31, 2006. This significant increase in net sales was primarily due to our acquisitions in 2007, as well as the recording in 2007 of a full year of results of operations of the companies and facilities we acquired in the second half of 2006.

     Net sales in connection with our generation activities increased by 992.0% to Ps. 748.6 million in 2007 from Ps. 68.6 million in 2006, reflecting primarily the acquisition of our thermal generation facilities and a full year of operations for our hydroelectric facilities, which we acquired in October 2006.

     Net sales in connection with our transmission activities increased by 333.7% to Ps. 252.4 million in 2007 from Ps. 58.2 million in 2006, due to the recording in 2007 of a full year of results of operations of the business that we acquired in the second half of 2006. Transener’s net sales increased by 14.8% to Ps. 504.7 million in 2007 from 439.5 million in 2006 as a result mainly of an increase in non-regulated revenues due to an increase in revenues related to works on several substations and an increase in revenues from international activities related to our contracts for the operation and maintenance of high-voltage lines in Brazil.

     Net sales in connection with our distribution activities amounted to Ps. 478.7 million in 2007, reflecting our consolidation of the results of our distribution subsidiary, Edenor, for the last three months of 2007. Because we acquired our distribution subsidiary in September 2007, we did not record any net sales in connection with our distribution activities during the first nine months of 2007 or in 2006. Edenor’s net sales increased by 43.8% to Ps. 1,981.9 million in 2007 from Ps. 1,378.3 million in 2006, which reflects the application of Edenor’s distribution margin increase to its non-residential customers as from February 2007, the recording of the retroactive portion (Ps. 218.6 million) of this increase with respect to the period from November 2005 through January 2007 and a 7.5% increase in volume of energy sold attributable to a 5.6% increase in average electricity consumption in Edenor’s service area and 1.8% increase in Edenor’s customers.

     Net sales recorded by us relating to our holding company activities increased by 298.7% to Ps. 7.7 million in 2007 from Ps. 1.9 million in 2006. Net sales from these activities in 2007 consisted primarily of Ps. 5.7 million in revenues from financial consulting services provided to Transener and HIDISA and HINISA (which were partially eliminated in our consolidation) and Ps. 2.0 million in revenues from the sale of certain real estate at the Benquerencia Exclusive Club.

Cost of sales

     Our cost of sales also increased significantly by 1,274.8% to Ps. 1,104.0 million for the year ended December 31, 2007 from Ps. 80.3 million for the year ended December 31, 2006. This significant increase was mainly due to our acquisitions business in 2007 as well as the recording in 2007 of a full year of results of operations of the companies and facilities we acquired in the second half of 2006.

     Our cost of sales in connection with our generation activities increased by 1,444.1% to Ps. 591.5 million in 2007 from Ps. 38.3 million in 2006. The following table sets forth the principal components of cost of sales related to our generation activities for the years indicated:

	Year ended December 31,

	2007		2006

	(in millions of Pesos, except percentages)
Hydroelectric facilities:
Energy purchases	Ps. 102.6	61.3%	Ps. 18.9	49.4%
Royalties	23.8	14.2%	7.3	19.0%
Personnel	8.4	5.0%	0.0	0.0%
Depreciation and amortization	20.8	12.4%	5.3	13.8%
Repairs and maintenance	3.4	2.0%	0.0	0.0%
Other	8.6	5.1%	6.8	17.8%

Total hydroelectric	Ps. 167.6	100.0%	Ps. 38.3	100.0%

Thermal facilities:
Fuel consumption	Ps. 360.1	85.0%	Ps. —	—
Personnel	16.7	3.9%	—	—
Depreciation and amortization	17.9	4.2%	—	—
Other	29.2	6.9%	—	—

Total thermal	423.9	100.0%	—	—

Total	Ps. 591.5	100.0%	Ps. 38.3	100.0%

     Our cost of sales in connection with our transmission activities increased by 339.3% to Ps. 184.1 million in 2007 from Ps. 41.9 million in 2006, due to the recording in 2007 of a full year of results of operations of Transener, in which we acquired a co-controlling interest in September 2006. The following table sets forth the principal components of cost of sales in connection with our transmission activities for the years indicated:

	Year ended December 31,

	2007		2006

	(in millions of Pesos, except percentages)
Salaries and social security charges	Ps. 52.4	28.5%	Ps. 11.3	27.0%
Materials for works	35.9	19.5%	9.0	21.5%
Repairs and Maintenance	11.8	6.4%	2.6	6.2%
Depreciation of and amortization	49.9	27.1%	12.4	29.5%
Others	34.1	18.5%	6.6	15.8%

Total	Ps. 184.1	100.0%	Ps. 41.9	100.0%

     Transener’s cost of sales increased by 22.5% to Ps. 372.3 million in 2007 from Ps. 303.9 million in 2006, due to an increase of Ps. 22.9 million in salaries and social security contributions, an increase of Ps. 5 million in fees payable to third parties as a result of the higher level of non-regulated activities and an increase of Ps. 15.6 million in provisions, principally related to the creation of a provision for penalties in connection with the fire in an 800 MW transformer bank at the Ezeiza substation, which was the property of Transener.

     Our cost of sales in our distribution activities amounted to Ps. 328.2 million in 2007, and was composed mainly of electric power purchases (Ps. 217.2 million), salaries and social security contributions (Ps. 36.1 million), fees payable to third parties (Ps. 22.1 million) and depreciation and amortization (Ps. 47.8 million). Because we acquired our distribution subsidiary in September 2007, we did not record any cost of sales in connection with our distribution activities during the first nine months of 2007 or in 2006. Edenor recorded Ps. 889.9 million in electric power purchases in 2007, compared to Ps. 799.1 million in 2006. The 11.4% increase in Edenor’s electric power purchases is an increase in demand and a slight increase in energy losses.

     For the year ended December 31, 2007, we recorded a cost of sales related to our holding and eliminations segment of Ps. 0.2 million as the cost of sales from our real estate business of Ps. 1.2 million was partially offset by eliminations of Ps. 1.0 million.

Gross profit

     Our gross profit also increased significantly by 672.0% to Ps. 375.2 million in the year ended December 31, 2007 from Ps. 48.6 million in the year ended December 31, 2006. The increase was largely due to the increase in net sales resulting from our acquisitions in 2007, as well as the recording in 2007 of a full year of results of operations of the companies and facilities we acquired in the second half of 2006.

     Gross profit in connection with our generation activities increased by 420.2% to Ps. 157.1 million in 2007 from Ps. 30.2 million in 2006, reflecting primarily the acquisition of our thermal generation facilities and a full year of operations for our hydroelectric facilities, which we acquired in October 2006.

     Gross profit in connection with our transmission activities increased by 318.4% to Ps. 68.2 million in 2007 from Ps. 16.3 million in 2006, due to the recording in 2007 of a full year of results of operations of Transener. Transener recorded Ps. 132.4 million in gross profit in 2007, representing a 2.4% decline compared to Ps. 135.6 million of gross profit in 2006. This decrease was due to the increase in Transener’s cost of sales, which exceeded the increase in Transener’s net sales.
     Gross profit in connection with our distribution activities amounted to Ps. 150.5 million in 2007. Because we acquired our distribution subsidiary in September 2007, we did not record any gross profit related to our distribution activities during the first nine months of 2007 or in 2006. Our gross margin increased significantly (88.5%) to Ps. 1,092.0 million in the year ended December 31, 2007 from Ps. 579.3 million in the year ended December 31, 2006. This increase is largely due to an increase in the volume of energy and power capacity sold and to the increase in Edenor’s distribution margin.

     We recorded gross profit of Ps. 6.5 million in connection with our holding activities in the year ended December 31, 2007, compared to Ps. 2.1 million in the year ended December 31, 2006, which include our real estate operations.

     As a percentage of net sales, our gross profit declined to 25.4% of net sales in 2007, compared to 37.7% of net sales in 2006. This decrease in our gross margin was principally attributable to a decline in the operating margin of our generation activities (to 21.0% in 2007 from 44.1% in 2006) as a result of the acquisition of our thermal generation facilities in 2007, which generally have lower operating margins than hydroelectric facilities. The gross margin of our transmission activities remained stable (27.0% in 2007 and 28.0% in 2006). The gross margin of our distribution activities was 31.4% in 2007, with no comparable figure for 2006.

Selling expenses

     Selling expenses increased significantly by 2,594.1% to Ps. 45.8 million in the year ended December 31, 2007 from Ps. 1.7 million in the year ended December 31, 2006. This significant increase was due principally to the acquisition of our distribution subsidiary, Edenor, in September 2007, as selling expenses related to our distribution activities represent a substantial portion of our overall selling expenses.

     Selling expenses in connection with our generation activities increased by Ps. 5.3 million to Ps. 5.6 million in 2007 from Ps. 0.3 million in 2006, due principally to the acquisition of our thermal generation assets in 2007, as well as the recording in 2007 of a full year of results of operations of the hydroelectric companies we acquired in the second half of 2006. The following table sets forth the principal components of selling expenses in our generation activities for the years indicated:

	Year ended December 31,

	2007		2006

	(in millions of Pesos, except percentages)
Salaries and social security contributions	Ps. 1.5	26.4%	Ps. 0.1	33.3%
Fees for third-party services	1.3	24.0%	0.1	33.3%
Others	2.8	49.6%	0.1	33.3%

Total	5.6	100.0%	0.3	100.0%
Of which:
Hydroelectric	2.2	39.3%	0.3	100.0%
Thermal	Ps. 3.4	60.7%	Ps. —	—

     The principal components of our other selling expenses related to our generation activities for the year ended December 31, 2007 were taxes, rates and contributions (Ps. 2.3 million, or 41.5%) and depreciation of fixed assets (Ps. 0.2 million, or 2.7%) .

We do not record selling expenses for our transmission activities.

     Selling expenses in connection with our distribution activities amounted to Ps. 38.8 million in 2007, and consisted primarily of allowances for doubtful accounts (Ps. 14.9 million), salaries and social security contributions (Ps. 7.2 million), and fees for services received from third parties (Ps. 8.7 million). Because we acquired our distribution subsidiary in September 2007, we did not record any selling expenses related to our distribution activities during the first nine months of 2007 or in 2006. Edenor recorded a 37.2% increase in selling expenses to Ps. 120.6 million in 2007 from Ps. 87.9 million in 2006. This increase was due primarily to a Ps. 19.1 million increase in Edenor’s allowance for doubtful accounts resulting from the recording of an allowance for the full amount of receivables resulting from the supply of electricity to shantytowns that are not covered by the 2006 Framework Agreement in light of the fact that a new framework agreement has not yet been signed.

     Selling expenses recorded by us relating to our holding company activities increased by 466.7%, or Ps. 2.8 million, to Ps. 3.4 million in 2007 from Ps. 0.6 million in 2006. The main components of our holding company’s selling expenses in 2007 were taxes, rental and insurance charges, costs related to advertising and promotion, and salaries and social security contributions. In 2006 selling expenses consisted primarily of advertising and promotion charges, and rental and insurance costs.

Administrative expenses

     Our administrative expenses also increased by 520.6% to Ps. 117.3 million in the year ended December 31, 2007 from Ps. 18.9 million in the year ended December 31, 2006. This significant increase was mainly due to the acquisition of our distribution subsidiary, Edenor, and our Güemes, Loma de la Lata and Piedra Buena generation facilities, as well as the recording in 2007 of a full year of results of operations of the companies and facilities we acquired in the second half of 2006.

     Administrative expenses in connection with our generation activities increased by 1,488.2% to Ps. 27.0 million in 2007 from Ps. 1.7 million in 2006, due principally to the acquisition of our thermal generation operations in 2007, as well as the recording in 2007 of a full year of results of operations of our hydroelectric transmission plants that we acquired in the second half of 2006. The following table sets forth the principal components of administrative expenses in connection with our generation activities for the years indicated:

	Year ended December 31,

	2007		2006

	(in millions of Pesos, except percentages)
Salaries and social security charges	Ps. 6.7	24.8%	Ps. 0.4	23.5%
Fees for third-party services	8.8	32.6%	0.3	17.7%
Others	11.5	42.6%	1.0	58.8%

Total	27.0	100.0%	1.7	100.0%
Of which:
Hydroelectric	7.8	28.9%	1.7	100.0%
Thermal	Ps. 19.2	71.1%	Ps. 0.0	0.0%

     Administrative expenses in connection with our transmission activities increased by 325.9% to Ps. 24.7 million in 2007 from Ps. 5.8 million in 2006, due to the recording in 2007 of a full year of results of Transener. The following table sets forth the principal components of administrative expenses in connection with our transmission activities for the years indicated:

	Year ended December 31,

	2007		2006

	(in millions of Pesos, except percentages)
Salaries and social security charges	Ps. 10.0	40.5%	Ps. 2.2	37.9%
Fees for third-party services	2.0	8.1%	0.7	12.1%
Others	12.7	54.1%	2.9	50.0%

Total	Ps. 24.7	100.0%	Ps. 5.8	100.0%

     For the year ended December 31, 2007, the principal components of our other administrative expenses related to our transmission activities were rental and insurance (Ps. 4.4 million, or 17.7%), depreciation of fixed assets (Ps. 2.9 million, or 11.9%), and taxes, rates and contributions (Ps. 1.9 million, or 7.7%) .

     Transener recorded a 19.2% increase in administrative expenses to Ps. 49.1 million in 2007 from Ps. 41.2 million in 2006. This increase was due primarily to increases in salaries and social security contributions.

     Administrative expenses in connection with our distribution activities amounted to Ps. 41.5 million in 2007, and consisted primarily of taxes and related charges (Ps. 13.7 million), salaries and social security contributions (Ps. 10.9 million), and fees for services received from third parties (Ps. 10.4 million). Because we acquired our distribution subsidiary in September 2007, we did not record any administrative expenses related to our distribution activities during the first nine months of 2007 or in 2006. Edenor recorded a 33.7% increase in administrative expenses to Ps. 124.7 million in 2007 from Ps. 93.3 million in 2006. This increase was due primarily to a Ps. 12.3 million increase in taxes on financial transactions due to an increase in collections and payments, a Ps. 6.0 million increase in outsourcing, a Ps. 5.4 million increase in advertising expenses (including institutional relations, radio advertising and community service programs) and a Ps. 4.9 million increase in salaries and social security taxes.

     Administrative expenses recorded by us relating to our holding company activities increased by 105.0% to Ps. 17.3 million in 2007 from Ps. 8.5 million in 2006. The main components of our holding company’s administrative expenses in 2007 were salaries and social services (Ps. 4.9 million), fees for third-party services (Ps. 3.7 million) and fees for directors and supervisory committee members (Ps. 16.6 million).

Goodwill amortization

     We recorded Ps. 7.4 million in goodwill amortization charges in 2007 due primarily to the acquisition of our distribution subsidiary, Edenor, in September 2007, and our Piedra Buena generation operation in August 2007. We recorded a Ps. 0.3 million net goodwill amortization gain in 2006 due to a goodwill amortization gain in our transmission segment related to the acquisition of Transener, which more than offset the goodwill amortization charges related to the acquisition of our hydroelectric facilities.

Operating income

     Operating income increased significantly by 605.9% to Ps. 204.8 million in the year ended December 31, 2007 from Ps. 29.0 million in the year ended December 31, 2006. The increase was largely due to the increase in gross income attributable to the acquisition of our distribution subsidiary, Edenor, in September 2007, and our Güemes, Loma de la Lata and Piedra Buena generation operations in January, May and August 2007, respectively, as well as the recording in 2007 of a full year of results of operations of the companies we acquired in the second half of 2006.

     Operating income in connection with our generation activities increased by 371.2% to Ps. 117.8 million in 2007 from Ps. 25.0 million in 2006, due principally to the acquisition of our Güemes, Loma de la Lata and Piedra Buena generation operations in 2007, as well as the recording in 2007 of a full year of results of operations of the hydroelectric companies we acquired in the second half of 2006.

     Operating income in connection with our transmission activities increased by 308.0% to Ps. 44.4 million in 2007 from Ps. 10.9 million in 2006, due to the recording in 2007 of a full year of results of operations of Transener. Transener recorded an 11.8% decrease in operating income to Ps. 83.3 million in 2007 from Ps. 94.4 million in 2006 as a result of the decline in gross profit and the increase in administrative expenses.

     Operating income in connection with our distribution activities amounted to Ps. 68.8 million in 2007. Because we acquired our distribution subsidiary, Edenor, in September 2007, we did not record any operating income related to our distribution activities during the first nine months of 2007 or in 2006. Edenor recorded a significant increase in operating income to Ps. 429.2 million in 2007 from Ps. 35.9 million in 2006 as a result of the increase in net sales resulting from the application of Edenor’s distribution margin increase to its non-residential customers as from February 2007 and the recording of the retroactive portion of Edenor’s distribution margin increase in February 2007.

     As a percentage of net sales, our operating income declined to 13.8% of net sales in 2007, compared to 22.5% of net sales in 2006. This decrease in our operating margin was principally attributable to a decline in the operating margin of our generation activities (to 15.7% in 2007 from 36.3% in 2006) as a result of the acquisition of our thermal generation facilities in 2007, which generally have lower operating margins than hydroelectric facilities. The operating margin of our transmission activities declined slightly in 2007, as compared to 2006 (17.6% in 2007 and 18.7% in 2006). The operating margin of our distribution activities was 14.4% in 2007.

Financial and holding results, net

     Our financial and holding results, net, represented a gain of Ps. 56.6 million in the year ended December 31, 2007, compared to a loss of Ps. 13.2 million in the year ended December 31, 2006. This increase was primarily due to a significant increase in gains from financial and holding results generated by assets in 2007, which more than offset an increase in losses from financial and holding results generated by liabilities in the same period.

     Financial and holding results generated by assets represented a gain of Ps. 159.2 million in 2007, compared to a gain of Ps. 15.8 million in 2006. This increase is primarily due to:

  a significant increase in the foreign exchange gains (Ps. 56.2 million in 2007, compared to Ps. 1.8 million in 2006), which was attributable to holdings denominated in foreign currency as a result of our February 2007 capital increase;

  a significant increase in interest income (Ps. 67.8 million in 2007, compared to Ps. 11.7 million in 2006), which was attributable to holdings as a result of our February 2007 capital increase;

  a significant increase in gains from holding of shares, which reflects a Ps. 41.9 million gain relating to shares held in 2007, compared to a Ps. 11.6 million gain in 2006. This increase was attributable to an increase in short-term investments during 2007 invested with the proceeds from our February 2007 capital increase;

  the recording of Ps. 9.3 million in inventory holding results in 2007, which resulted primarily from the revaluation at replacement cost of liquid fuel inventory at year-end (Ps. 7.9 million) and the revaluation at replacement cost of certain real estate properties (Ps. 1.3 million); and

  a decrease in losses from the adjustment of receivables to present value (Ps. 4.8 million in 2007, compared to Ps. 9.1 million in 2006).

     These gains were partially offset by Ps. 5.6 million in taxes and bank charges in 2007 (compared to a Ps. 0.3 million charge in 2006).

     Financial and holding results generated by liabilities represented a loss of Ps. 102.6 million in 2007, compared to a loss of Ps. 28.7 million in 2006. This increase in loss was primarily the result of:

  a significant increase in interest on loans (Ps. 80.4 million in 2007, compared to Ps. 8.8 million in 2006) due to the interest costs recorded by our distribution subsidiary, Edenor, which had outstanding debt prior to its acquisition by us;

  a significant increase in foreign exchange losses (Ps. 11.2 million in 2007, compared to a gain of Ps. 4.9 million in 2006), which was attributable to the acquisition of our transmission and distribution businesses in 2006 and 2007 (both of which have U.S. Dollar-denominated debt), as well as a depreciation of the Peso during 2007; and

  the recording of a Ps. 19.6 million loss relating mainly to the repurchase of debt by our distribution subsidiary, Edenor.

     These losses were partially offset by a Ps. 21.2 million gain generated from the adjustment of debt to present value and a decrease in other financial losses (Ps. 12.3 million in 2007, compared to Ps. 24.8 million in 2006).

Other (expenses) income, net

     Other (expenses) income, net, includes certain results not directly related to our operations during the fiscal year. We recorded other income of Ps. 23.0 million in the year ended December 31, 2007, due mainly to a Ps. 21.8 million gain in our distribution segment, related primarily to the renegotiation of Edenor’s technical assistance agreement with its former shareholder, EDF. We did not record other (expenses) income in 2006.

Income tax and tax on assets

     We recorded an income tax charge of Ps. 36.3 million in the year ended December 31, 2007, compared to a charge of Ps. 1.5 million in the year ended December 31, 2006. This increase was mainly attributable to a significant increase in our taxable income following our acquisitions in 2007, as well as the recording in 2007 of a full year of results of operations of the companies and facilities we acquired in the second half of 2006.

Minority interests

     We recorded a charge for minority interests in our subsidiaries of Ps. 62.2 million in the year ended December 31, 2007, compared to a charge of Ps. 4.1 million in the year ended December 31, 2006. This increase was mainly attributable to a significant increase in our minority interests following the acquisition of our distribution subsidiary, Edenor, in September 2007, in which we indirectly own a 51% interest.

Net income

     We recorded net income of Ps. 186.1 million in the year ended December 31, 2007, compared to net income of Ps. 10.3 million in the year ended December 31, 2006. This 1,706.8% increase was mainly attributable to the significant increase in our operating income due to the acquisition of our distribution subsidiary, Edenor, in September 2007, and our Güemes, Loma de la Lata and Piedra Buena generation operations in January, May and August 2007, respectively, as well as the recording in 2007 of a full year of results of operations of the companies and assets we acquired in the second half of 2006.

Liquidity and Capital Resources

Sources and uses of funds

     We acquired our principal generation, transmission and distribution assets relatively recently, beginning in the second half of 2006. Our principal source of liquidity for these acquisitions was capital contributions from our shareholders, particularly our September 2006 and February 2007 equity offerings. In September 2006, we consummated a capital increase of 300 million shares of our common stock, including shares issued in the form of GDSs, which was subscribed by Argentine and international investors and generated aggregate cash proceeds to us of approximately Ps. 345 million. In February 2007 we consummated an additional capital increase of 600 million shares of our common stock, including shares issued in the form of GDSs in an underwritten offering to Argentine and international investors, which generated aggregate cash proceeds to us of approximately Ps. 1.3 billion. In addition, we acquired our indirect controlling interest in EASA in September 2007 through an exchange of newly-issued shares of our company for the shares of DESA and IEASA held by EASA’s former indirect shareholders. In connection with this acquisition, in September 2007 we issued 480,194,242 additional shares of our common stock to the former indirect shareholders of EASA, including shares issued in the form of GDSs.

     As a result of these acquisitions, we have become the largest fully integrated electricity company in Argentina. Our business activities are now focused on the development and value-enhancement of our electricity assets, while continuing to identify, evaluate and invest in other opportunities in the Argentine energy industry that offer significant growth potential and/or synergies with our electricity businesses. Historically, our operating subsidiaries have relied on their respective cash flows from operations and long-term borrowings to finance their operations, including capital expenditures. We expect that our principal sources of liquidity for any future acquisitions by us will include capital contributions from our shareholders and long-term borrowings, while our operating subsidiaries will continue to rely on cash flow from operations and short-term and long-term borrowings to finance their capital requirements in the near term. We currently expect to generate sufficient working capital through cash flow generated from operations, short- and long-term borrowings and other additional financing activities.

     Each of our subsidiaries operates as a separate entity and all funding and treasury policies are controlled at the subsidiary level. While we do not have a centralized funding and treasury policy, we maintain our cash and cash equivalents in Pesos at all levels of operations. We and our subsidiaries conduct financing at both variable and fixed rates. Historically, we have not engaged in hedging transactions, however, our subsidiary Edenor has recently entered into certain hedging transactions to manage its foreign currency risk. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Exchange Rate and Interest Rate Risks.”

     We record a portion of our trade receivables in our generation and distribution segments as non-current assets, as we do not expect to collect payment on these receivables within the following year in accordance with the terms of such receivables. In our generation segment, our non-current trade receivables relate to amounts owed us by FONINVEMEN, which are payable in 120 monthly installments. See “Item 4. Information on the Company—The Argentine Electricity Sector—FONINVEMEN.” In our distribution segment, our non-current trade receivables relate to the retroactive portion of the distribution margin increase granted in February 2007, which we are entitled to invoice to our distribution customers in 55 monthly installments. Our non-current trade receivables amounted to Ps.208.3 million at June 30, 2008 and Ps.202.8 million at December 31, 2007.

     The table below reflects our cash position at the dates indicated and the net cash provided by (used in) operating, investing and financing activities during the periods/years indicated:

	Three Months ended March 31,	Year ended December 31,		Six-month transition period ended December 31,	Year ended June 30,

	2009	2008	2007	2006	2006

Cash at the beginning of the period/year	Ps. 395.2	Ps. 721.2	Ps. 77.6	Ps. 8.1	Ps. —
Net cash provided by (used in) operating activities	260.3	750.1	319.6	89.7	(14.6)
Net cash provided by (used in) investing activities	(188.4)	(1,373.2)	(877.8)	(311.3)	(115.9)
Net cash provided by financing activities	(93.7)	297.1	1,201.8	291.1	138.6
Cash at the end of the period/year	Ps. 373.4	Ps. 395.2	Ps. 721.2	Ps. 77.6	Ps. 8.1

Net cash provided by operating activities

     Net cash provided by operating activities amounted to Ps. 260.3 million for the three months ended March 31, 2009, attributable principally to a positive adjustments to net income for non-cash charges in this period, including Ps. 84.8 million for depreciation and amortization of assets and goodwill, Ps. 54.0 million for income tax, Ps. 36.6 million for accrued interest, Ps. 16.6 million for the loss on the impairment of fixed assets (relating to the Man generation engines at Güemes), Ps. 108.8 million for foreign exchange difference loses on loans and other financial results, net and Ps. 39.8 million for minority interest in subsidiaries, which were partially offset by the negative adjustment of Ps. 122.7 million for the results from the repurchase of financial debt of our subsidiaries. Negative adjustments in assets and liabilities amounted to Ps. 176.0 million for the three months ended March 31, 2009. These negative adjustments in operating assets and liabilities were primarily due to:

  a Ps. 100.1 million decrease in accounts payable attributable mainly to our generation segment, including a Ps. 64.7 million decrease in payables at our Piedra Buena facility related to the repayment of commercial debt (including debt with other of our subsidiaries), a Ps. 46.0 million increase in trade receivables, attributable mainly to a Ps. 8.7 million increase in our trade receivables at our distribution segment related to the impact of the recognition of the CMM adjustment and the increase in the energy purchase price that we pass on to certin customers and a Ps. 34.0 million increase in our trade receivables within our generation business, including a Ps. 25.3 million increase in receivables relating to sales at our Piedra Buena unit, which reflects both an increase in the volume of electricity sold and an increase in the average price of the electricity sold in the period, and a Ps. 16.3 million decrease in salaries payables mostly related to our distribution business (Ps. 13.0 million).

     The negative impact of these charges was partially offset by:

  a Ps. 87.7 million decrease in account receivables attributable mainly to a net Ps. 33.4 million decrease in account receivables within our generation business due to improved collection from term contracts and a Ps. 36.9 million decrease in receivables at our holding segment reflecting collection of services and other receivables with our subsidiaries, and;

  a Ps. 54.4 million increase in other liabilities, including a Ps. 12.7 million increase in other liabilities at our Loma de la Lata unit and a Ps. 40.2 million increase in liabilities within our distribution segment primarily due to liabilities to the ENRE for the collection of PUREE charges.

     Net cash provided by operating activities amounted to Ps. 750.1 million for the year ended December 31, 2008, attributable principally to positive adjustments to net income for non-cash charges in this period, including: Ps. 325.0.5 million for depreciation and amortization of assets and goodwill, Ps.108.8 million for income tax, Ps. 71.3 million for accrued interest, Ps. 61.2 million for the loss on the sale of certain assets and investments of Loma de la Lata, Ps. 288.2 million for foreign exchange difference gains on loans (mainly related to our distribution segment) and Ps. 81.5 million for minority interest in subsidiaries, which were partially offset by the negative adjustment or Ps. 190.3 million for the results from the repurchase of financial debt of our subsidiaries. Negative adjustments in assets and liabilities of amounted to Ps. 338.7 million in the year ended December 31, 2008. These negative adjustments in operating assets and liabilities were primarily due to:

  a Ps. 290.0 million increase in trade receivables, attributable mainly to: a net Ps.23.7 million increase in our distribution segment due to an Ps. 118.8 million increase in receivables from the recently approved agreement with the government that more than offset a decrease of Ps. 95.1 million decrease in receivables due to improved collection at our subsidiary; a Ps. 210.1 million increase in our generation business due to the increase in receivables from our electricity sales to CAMMESA and other customers, which reflect both an increase in the volume of electricity sold and an increase in the average price of the electricity sold in the period. A portion of these receivables are classified as non-current according to their contracted terms, and Ps. 49.1 million increase in receivables at our holding segment reflecting the increase in advisory activities of the segment;

  a Ps. 186.0 million increase in other receivables, attributable mainly to a Ps. 114.4 million increase in our generation business due primarily to an increase of other receivables at Piedra Buena, Loma de la Lata and Güemes, and an increase of other receivables at our holding and distribution segments of Ps. 35.6 million and Ps. 33.1 million, respectively; and

  a decrease in our tax charges (Ps. 38.7 million).

     The negative impact of these charges was partially offset by:

  a Ps. 191.0 million increase in accounts payable, attributable mainly to a Ps. 146.8 million increase in our generation business due to increased fuel usage, and Ps. 27.9 million and Ps. 26.0 million increase in our distribution operations and our holding segment, respectively;

  a Ps. 121.9 million increase in other liabilities, attributable mainly to a Ps. 78.1 million increase in other liabilities for our distribution segment and an increase in fines and bonuses from the ENRE, a Ps. 35.8 million increase for our holding segment and a Ps. 7.9 million increase for our transmission segment; and

  a Ps. 68.4 million increase in salaries and social security payables, attributable mainly to a Ps. 50.2 million increase for our distribution segment and smaller increases in all of our other segments.

     Net cash provided by operating activities amounted to Ps. 319.6 million in the year ended December 31, 2007, attributable principally to positive adjustments to net income for non-cash charges in the year ended December 31, 2007 (including Ps. 148.9 million for depreciation and amortization of assets and goodwill, Ps. 62.2 million for minority interest in subsidiaries, Ps. 36.3 million for income tax and Ps. 28.6 million for accrued interest), which more than offset a negative change in assets and liabilities of Ps. 99.6 million and Ps. 9.1 million in dividends paid in the year ended December 31, 2007. This negative change in operating assets and liabilities is primarily due to:

  a Ps. 0.1 million due to the net decrease in other liabilities and increase of other credits, attributable mainly to adjustments for transactions between related companies; and

  a Ps. 165.7 million increase in trade receivables, attributable mainly to the increase in receivables for the sale of electricity of our recently acquired thermal generation assets. A portion of these receivables is classified as non-current according to their contracted terms.

     The negative impact of these changes was partially offset by:

  a Ps. 180.8 million increase in accounts payable, attributable mainly to a Ps. 161.8 million increase, from fuel related payables, in our generation segment payables and a Ps. 32.3 million increase in payables in our distribution business for purchases of electricity.

     Net cash provided by operating activities amounted to Ps. 89.7 million in the six-month period ended December 31, 2006, attributable principally to positive adjustments to net income for non-cash charges in the six-month period ended December 31, 2006 (including Ps. 24.1 million in charges relating to the debt restructuring in our transmission business, Ps. 22.1 million in foreign currency exchange differences and other financial results and Ps. 18.2 million for depreciation and amortization of assets and goodwill), as well as a positive change in assets and liabilities of Ps. 19.9 million in the six-month period ended December 31, 2006. This positive change in operating assets and liabilities is primarily due to:

  a Ps. 47.4 million increase in other liabilities, attributable mainly to our purchase agreements for the remaining shares of Transelec and the payment of part of the price for the acquisition of our shares of Nihuiles and Diamante; and

  a Ps. 12.2 million increase in accounts payable, attributable mainly to increase in payables to suppliers to our generation operations.

     The positive impact of these changes was partially offset by:

  a Ps. 34.0 million increase in trade receivables, attributable mainly to the sales of electricity or our newly acquired generation assets; and

  a Ps. 4.8 million increase in other receivables.

     Net cash used in investing activities

     Net cash used in investing activities amounted to Ps. 188.4 million for the three months ended March 31, 2009, principally due to Ps. 219.8 million in capital expenditures within our distribution segment (Ps. 63.8 million), our generation segment (Ps. 148.1 million, including Ps. 128.5 million related to expansion work at Loma de la Lata) and our transmission segment (Ps. 7.7 million), and Ps. 89.0 million paid for the purchase of short term investments at our holding segment (including debt and other securities from our subsidiaries). These uses of cash were partially offset by net cash generated by our investing activities, including Ps. 82.1 million from a partial liberation of restricted cash at our Loma de la Lata subsidiary for its use in the expansion work at that unit, Ps. 27.5 million for collections from short term investments mainly carried out by our holding segment and Ps. 10.3 million related to cash generated in relation to Inversora Ingentis, including Ps. 5.8 million generated as a result of our consolidation of 100% of Inversora Ingentis’ assets upon taking sole control of that company and Ps. 4.5 million as a net result of the acquisition of Emgasud’s shares.

     Net cash used in investing activities amounted to Ps. 1,373.2 million for the year ended December 31, 2008, principally due to Ps. 741.0 million for capital expenditures at our distribution segment (Ps. 325.4 million), our generation segment (Ps. 356.8 million) and our transmission segment (Ps. 53.8 million); Ps. 389.3 million paid for the purchase of short term investments at our holding segment (Ps. 321.4 million, including debt and other securities from our subsidiaries) and our distribution segment (Ps. 67.9 million); Ps. 460.7 million in restricted cash which is used as collateral to, and to fund, our expansion project at Loma de la Lata (collateral for outstanding letters of credit with EPC contractor); and Ps.68.7 million in payments for acquisition of companies (net of cash acquired) related to our acquisition of the shares from the employee participation program at Güemes (Ps. 9.5 million) and Diamante (Ps. 3.4 million), the acquisition from the minority shareholders of the remaining shares of Transelec that we did not own (Ps. 38.8 million), and the acquisition of additional shares of Armadillo Holdings Inc. (Ps. 17.3 million). These uses of cash were partially offset by net cash generated by our investing activities, including Ps. 202.5 million for collections from short term investments mainly done by our holding segment (Ps. 200.7 million); and Ps. 91.9 million from the sale of fixed assets, mostly composed of the sale at Loma de la Lata of a heavy duty 178 MW Alstom model GT13E2 gas turbine for about Ps. 84.7 million.

     Net cash used in investing activities amounted to Ps. 877.8 million in the year ended December 31, 2007, principally due to Ps. 820.9 million in payments for acquisition of fixed assets related primarily to the acquisition of our Loma de la Lata and Güemes generation assets, and Ps. 125.3 million in payments for acquisition of companies (net of cash acquired) related to the acquisition of the holding company of our Piedra Buena generation assets, which was partially offset by Ps. 67.8 million in collections from temporary investments.

     Net cash used in investing activities amounted to Ps. 311.3 million in the six-month period ended December 31, 2006, principally due to Ps. 302.1 million in payments for acquisition of companies (net of cash acquired) related to the acquisition of the holding company of all of our transmission assets.

Net cash provided by financing activities

     Net cash used in financing activities amounted to Ps. 93.7 million for the three months ended March 31, 2009, principally due to Ps. 98.1 million used to pay bank and financial borrowings (including principal, interest and repurchase costs for the repurchase of debt) by our generation business (Ps. 42.0 million), our transmission segment (Ps. 36.7 million, including the repurchase of Transener’s debt), our distribution segment (Ps. 54.4 million, including the repurchase of Edenor’s debt), and our holding segment (Ps. 12.2 million), Ps. 70.3 million used to repurchase our own stock, and Ps. 16.8 million used for net payment of dividends. These uses of cash were partially offset by Ps. 91.5 million of net cash provided by Ps. 30.0 million borrowings at our transmission segment (mostly in short and medium term borrowing from Banco Nación), and net Ps. 61.5 million at our generation and holding segments (Ps. 89.6 million at our generation segment and Ps. 141.5 million at our holding segment, which more than offset a Ps. 169.7 million elimination for intercompany loans).

     Net cash provided by financing activities amounted to Ps. 297.1 million for the year ended December 31, 2008, principally due to Ps. 825.1 million in borrowings mainly related to our generation business (including Ps. 620.0 million from a bond offering at Loma de la Lata and Ps. 184.5 million of short term borrowings at Piedra Buena, and Ps. 92.2 million short term borrowing at holding) and Ps. 13.5 million in net capital contributions by third parties in our subsidiaries related to our investment in Inversora Ingentis (including contributions of Emgasud, Inversora Ingentis and the Province of Chubut to Ingentis net of our own contributions to Inversora Ingentis), which were partially offset by Ps.402.3 in debt repayments (principal and interests) from our distribution segment (Ps. 191.6 million), from our generation segment (Ps. 115.3 million, mostly principal repayment of short term borrowings at Piedra Buena) and our transmission segment (Ps. 51.2 million) and holding (Ps. 51.4 million), Ps. 120.8 millions used to repurchase our shares in the different repurchase programs of 2008, and Ps. 18.3 millions used to pay dividends.

     Net cash provided by financing activities amounted to Ps. 1,201.8 million in the year ended December 31, 2007, principally due to Ps. 1,289.3 million in shareholders’ contributions in connection with our February 2007 capital increase, which was partially offset by Ps. 87.5 million in debt repayments.

     Net cash provided by financing activities amounted to Ps. 291.1 million in the six-month period ended December 31, 2006, principally due to Ps. 345.0 million in shareholders’ contributions in connection with our September 2006 capital increase, which was partially offset by Ps. 53.9 million in debt repayments.

Capital Expenditures

     The following table sets forth, our capital expenditures for the three-month period ended March 31, 2009 and the year ended December 31, 2008:

	Three-month period ended March 31,	Year ended December 31,

	2009	2008

	(in millions of Pesos)
Generation	Ps. 177.1	Ps. 410.5
Transmission	7.9	53.8
Distribution	67.5	335.7
Holding	0.4	5.9

Total	Ps. 253.0	Ps. 806.0

     In January 2009, we acquired the remaining 50% of Inversora Ingentis and began to fully consolidate this subsidiary. The effect of this acquisition was not included in the table above as a capital expenditure in our generation segment for the three-month period ended March 31, 2009.

     In 2007, our capital expenditures in our generation segment were substantially comprised of expenditures on advances to suppliers (Ps. 418.3 million) in connection with our generation expansion projects and investments for maintenance and expansion of our generation facilities (Ps. 87.4 million). Our capital expenditures in our transmission and distribution segments were substantially comprised of investments for replacement and upgrades of our transmission and distribution networks (Ps. 17.3 million and Ps. 142.8 million, respectively).

     In 2008, our capital expenditures in our generation segment were substantially comprised of expenditures on advances to suppliers (Ps. 250.1 million) in connection with our generation expansion projects in Loma de la Lata, Güemes and Ingentis, and investments for significant maintenance and expansion of our generation facilities (Ps. 152.6 million). Our capital expenditures in our transmission segment were substantially comprised of investments for replacement and upgrades to our transmission networks (Ps. 35.0 million), spare parts replacement (Ps. 5.1 million), and advances to suppliers (Ps. 6.6 million). Our capital expenditures in our distribution segment were substantially comprised of investments for replacement and upgrades of our transmission and distribution networks (Ps. 132.3 million and Ps. 187.7 million, respectively), and investments in computing, transportation and work tools and instruments (Ps. 21.7 million).

     In the three-month period ended March 31, 2009, our capital expenditures in our generation segment were substantially comprised of expenditures on works in progress (Ps. 135.5 million) and advances to suppliers (Ps. 33.1 million) in connection with our generation expansion projects in Loma de la Lata and Ingentis. Our capital expenditures in our transmission segment were primarily comprised of expenditures on works in progress (Ps. 3.1 million) and advances to suppliers (Ps. 3.0 million) related to the maintenance of Transener’s and Transba’s networks. Our capital expenditures in our distribution segment were mainly comprised of new connections due to the increase in our customer base and grid enhancements (Ps. 51.3 million) as well as network maintenance and improvements (Ps. 10.0 million).

     We currently expect our capital expenditures to increase significantly during 2009 in connection with maintenance and capital expenditures in our transmission and distribution operations, as well as investments required in our generation expansion projects. We expect to meet our commitments with our cash on hand, anticipated cash flow from operations and, to the extent necessary, short- and long-term borrowings. See “Item 4. Information on the Company—Our Business—Our Generation Business.”

Debt

     The economic crisis in Argentina, and the measures adopted by the Argentine crisis to address this crisis, had a material adverse effect on the generation, transmission and distribution companies and operations that are now part of our group. See “Item 4. Information on the Company—The Argentine Electricity Sector—History.” As a result of these developments, several of these companies were forced to suspend principal and interest payments on their debt and have gone through one or more financial debt restructurings, including Güemes, Transener and Edenor. Given the ongoing changes in the Argentine electricity regulatory framework, including the current uncertainties regarding transmission and distribution tariffs, we cannot assure you that one or more of our subsidiaries or operations will not have to undergo another debt restructuring in the future, or whether any such debt restructuring will be successful.

     Our total consolidated financial debt as of March 31, 2009 was Ps. 2,221.5 million, of which 87.6% was long-term debt. Approximately 90.5% of our consolidated debt outstanding at March 31, 2009 was denominated in foreign currencies, mainly in U.S. Dollars.

     Our consolidated indebtedness at March 31, 2009 consisted primarily of:

		Annual		Outstanding
Borrower	Indebtedness	Interest Rate	Maturity	Principal Amount (1)

Güemes	Notes due 2013	2.0%	2013	U.S. $6.1 million
Güemes	Notes due 2017	10.5%	2017	U.S. $22.0 million
Transener(2)	Notes due 2016	8.875%	Principal is payable in four equal annual installments beginning in 2013	U.S. $220.0 million
EASA	Par Notes due 2017	3% through 2009, stepping up to 3.5% in 2010, 4% in 2011 and 5% thereafter	70% of principal is payable in annual installments beginning 2011, and the remaining 30% is payable in 2017(3)	U.S. $12.9 million
EASA	Discount Notes due 2016	3% through 2008, stepping up to 11% in 2009 and thereafter(4)	2016(3)	U.S. $73.9 million
Edenor	Fixed Rate Par Notes due 2016	3% in 2006, stepping up to 4% in 2007, 5% in 2008, 6% in 2009, 8% in 2010, 9% in 2011, 9.5% in 2012 10% in 2013 and thereafter	50% of principal is payable in equal semiannual installments beginning 2011, and the remaining 50% is payable in 2016(5)	U.S. $80.1 million
Edenor	Floating Rate Par Notes due 2019	LIBOR + 1% in 2008, 1.5% in 2009 through 2011, and 2% in 2012 and thereafter	50% of principal is payable in semiannual installments beginning 2011, and the remaining 50% is payable in 2019(5)	U.S. $12.7 million
Edenor	Senior Notes due 2017	10.5%	2017	U.S. $220.0 million
Loma de la Lata	Fixed Rate Discount Notes due 2015	11.25%	2015	U.S. $178.0 million

________________
(1)
As of March 31, 2009, we and our subsidiaries acquired corporate bonds of various subsidiaries at their respective market value for a total principal amount of U.S. $226.4 million. These repurchases are not reflected in the table above.

(2)	Reflects the full amount of Transener’s outstanding debt. We record our proportionate share (50%) of Transener’s debt as part of our consolidated indebtedness.
(3)	EASA’s Par Notes due 2017 and Discount Notes due 2016 also require EASA to make mandatory prepayments of principal with EASA’s “excess cash” (as defined in the instruments governing such debt).
(4)
Under EASA’s Discount Notes due 2016, EASA may elect to capitalize a specified portion of the interest payable on these notes on any interest payment date if it lacks sufficient funds to make such interest payment in full in cash.

(5)
Edenor’s Fixed Rate Par Notes due 2016 and Floating Rate Par Notes due 2019 also require Edenor to make mandatory prepayments of principal with Edenor’s “excess cash” (as defined in the instruments governing such debt).

     Under the terms of their respective outstanding debt, these companies are subject to a number of restrictive covenants, including the limitations on incurrence of new indebtedness, capital expenditures and dividend payments, among others. As of March 31, 2009, all of these companies were in compliance with the covenants under their respective outstanding indebtedness.

     In addition to the outstanding indebtedness described above, Piedra Buena has entered into short-term borrowings for working capital purposes. In July 2008, Piedra Buena established a program for the issuance of valores representativos de deuda de corto plazo (short term notes, or VCPs), which authorized Piedra Buena to issue up to Ps. 200 million in short term non-convertible VCPs. On April 15, 2009, Piedra Buena issued Ps. 21.8 million principal amount of VCPs under the VCP program. The proceeds of these notes were utilized to refinance certain indebtedness of Piedra Buena.

     In addition, on July 21, 2008, the shareholders of Güemes approved the creation of a new medium-term note program not to exceed Ps. 200 million. As of the date of this registration statement, Güemes has not issued any notes under this program. The terms of any debt under the Güemes medium-term note program will be determined at the time that such debt is issued.

     In May 2009, Edenor issued peso denominated medium term notes due 2013 for a principal amount of Ps. 75.7 million under its existing program for the issuance of notes of up to U.S. $600 million, to be used for financing capital expenditures.

     As of the date of this registration statement, none of Nihuiles, Diamante, HINISA, HIDISA or CIESA has any outstanding financial debt.

Contractual Obligations

     In the tables below, we set forth certain contractual obligations as of December 31, 2008 and the period in which the contractual obligations come due. Peso amounts have been translated from U.S. Dollar amounts at the buying rate for U.S. Dollars quoted by Banco Nación on December 31, 2008 of Ps. 3.453 to U.S. $1.00.

	Payments due by period

	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

	(in millions of Pesos)
Payment Obligations
Long-term debt obligations(1)	2,536.6	100.7	13.1	220.4	2,202.4
Capital expenditures(2)	409.9	347.3	62.6	—	—
Royalty payments(3)	87.2	21.4	43.5	22.3	—
Accrued litigation(4)	38.3	—	38.3	—	—
Operating leases(5)	14.8	6.0	8.5	0.3	—

Total payment obligations	3,086.7	475.4	166.0	243.0	2,202.4

Purchase Obligations
Fuel-oil purchase agreements for electricity generation(6)	Ps. 219.7	Ps. 219.7	Ps. —	Ps. —	Ps. —
Fuel-oil transportation agreement(7)	12.4	12.4	—	—	—
Natural gas purchase agreements for electricity generation(8)	1,516.3	798.0	718.3	—	—
Natural gas transportation agreement(9)	48.5	12.5	25.7	2.7	7.6

Total purchase obligations	1,796.9	1,042.6	744.0	2.7	7.6

Others
Accrued fines and penalties (10)	354.7

Total	5,238.3	1,518.0	910.0	245.7	2,210.0

_______________
(1)
We expect to pay approximately U.S. $ 63.9 million in interest on our consolidated indebtedness in 2009. Interest payments for years following 2009 have not been estimated, however, because we cannot accurately predict future interest rates, including those resulting from future refinancing activities, or our future cash generation, which could significantly affect our debt levels to the extent we are required to use our excess cash to repurchase or prepay our debt or we elect to capitalize interest on our debt, in each case, pursuant to the terms of our debt. Part of EASA’s, Edenor’s and Transener’s outstanding debt includes mandatory prepayments with excess cash while EASA’s outstanding debt allows for the capitalization of interest under specific circumstances. See “—Debt” for a description of these new notes, including amortization and interest payment terms and mandatory prepayment with excess cash provisions. We record our debt obligations on our balance sheet at their net present value in accordance with Argentine GAAP. As a result, the amounts shown in balance sheet do not reflect the nominal amount owed under our debt instruments.

(2)
Includes executed contractual obligations relating to our generation expansion projects. Transener’s and Edenor’s concessions do not require them to make any specified amount of capital expenditures, but Edenor’s concession requires Edenor to meet certain quality and other service standards. Several of these obligations are denominated in currencies other than Pesos or the U.S. Dollar (such as Swiss Francs and Euros) and have been converted into Pesos for purposes of this table at the then prevailing exchange rate.

(3)	Based on estimated payments included in our annual budget through 2012; we cannot reasonably estimate beyond 2012 since royalty payments are calculated based on the amount of energy actually sold.
(4)
Represents a contingent liability for the tax claim that Edenor has with the Argentine Tax Authority related to the income tax deduction of the allowance for bad debts for the three fiscal years ended December 31, 1996, December 31, 1997 and December 31, 1998. This tax claim is based on the fact that Edenor could not demonstrate that its accounts receivable had collectability risk factors as they are described in the Argentine Income Tax Law. The amount recorded for this tax claim includes interests and penalties accrued as of December 31, 2008. As a result of Edenor’s participation in the federal tax amnesty program presented in April 2009, this liability was reduced to Ps. 12.1 million. See “Item 8. Financial Information—Legal Proceedings—Distribution—Edenor tax claims.”

(5)	Minimum required lease payments.
(6)	Based on the estimated price U.S $32.4 per barrel. Includes amounts relating to fuel oil supply contracts with various suppliers.
(7)	Based on the estimated price U.S. $20,000 per day.
(8)	Based on the estimated average price of Ps. 261.13/dam[3].
(9)	Based on the estimated average price of Ps. 8.90/dam[3].
(10)
Includes accrued fines and penalties for Edenor, Transener and Transba. In the case of Edenor, amounts include adjustments made to reflect the ratification of the Adjustment Agreement. Edenor was required to make an adjustment to a portion of its accrued fines and penalties totaling Ps. 47.0 million to reflect the recent increase to VAD pursuant to the Adjustment Agreement and the May 2006 CMM and Ps. 18.1 million to reflect the CMM adjustment for the period from May 2006 to April 2007. In addition, pursuant to the terms of the Adjustment Agreement, the Argentine government agreed, subject to the fulfillment of certain conditions, to forgive, upon the completion of the Edenor RTI, approximately Ps. 71.4 million of Edenor’s accrued fines and penalties and allowed it to pay the remaining Ps. 260.2 million of these fines and penalties in semi-annual installments over a seven-year period, commencing 180 days after the Edenor RTI becomes  effective. Because the Adjustment Agreement was not ratified until January 2007, Edenor has recalculated the amounts of accrued fines and penalties subject to the payment plan under the terms of the Adjustment Agreement as well as the amounts subject to forgiveness. In the case of Transener and Transba, pursuant to the terms of the respective agreements each Transener and Transba entered into with the Unidad de Renegociación y Análisis de Contratos de Servicios Públicos (UNIREN), subject to the fulfillment of certain conditions, penalties related to quality of service under the concession agreements that otherwise would be payable by Transener and Transba, may be applied by those companies, as of June 2005, to capital expenditures, upon the completion of the Transener RTI. We cannot reasonably estimate when these fines and penalties will be paid.

Payments/ Delivery Obligations due by period

		Less than	1-3	4-5	After
	Total	1 year	years	years	5 years

(in millions of Pesos)
Sales Obligations:
Electric power(1)	799.3	315.4	349.7	120.0	14.2

Total	Ps. 799.3	Ps. 315.4	Ps. 349.7	Ps. 120.0	Ps. 14.2

_______________________________
(1)	Prices are generally determined by formulas based on future market prices. Estimated prices used to calculate the monetary equivalent of these purchase or sales obligations for purposes of this table are based on current market prices as of December 31, 2008 and may not reflect actual future prices of these commodities. Accordingly, the Peso amounts provided in this table with respect to these obligations are provided for illustrative purpose only.

Off-Balance Sheet Arrangements

     We do not have any off-balance sheet arrangements of the type that we are required to disclose under Item 5.E. of Form 20-F.

Principal Differences Between Argentine and U.S. GAAP

     Our consolidated financial statements are prepared in accordance with Argentine GAAP and the regulations of the CNV, which differ in certain significant respects from U.S. GAAP. Note 19 to our audited consolidated financial statements included elsewhere in this registration statement provides a description of the significant differences between Argentine GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of net income and shareholders’ equity as of December 31, 2008 and 2007 and for the fiscal years ended December 31, 2008 and 2007, the six-month transition period ended December 31, 2006 and the fiscal year ended June 30, 2006.

     The principal differences between Argentine GAAP and U.S. GAAP as they relate to us, other than inflation accounting, are the following:

  the measurement of the compensation expense associated with options granted to certain directors;

  the accounting for certain pre-operating and organizational costs;

  the accounting for certain investments in marketable securities;

  the capitalization of foreign currency exchange differences;

  the accounting for warehouse impairment;

  the recognition of holding results in inventories;

  differences in the accounting for business combinations;

  differences in the accounting for repurchase of debt;

  the accounting for purchases of investments;

  the accounting for deferred income taxes;

  the accounting for amortization of intangible assets recognized in acquisitions;

  the accounting for depreciation of certain Transmission fixed assets;

  the accounting for impairment of investments in subsidiaries; and

  the effect on minority interest of the foregoing reconciling items.

     Net income under Argentine GAAP for the fiscal years ended December 31, 2008 and 2007, the six-month transition period ended December 31, 2006 and the fiscal year ended June 30, 2006 was approximately Ps. 115.0 million, Ps. 186.1 million, Ps. 7.4 million and Ps. 4.4 million, respectively, as compared to net income of approximately Ps. 68.8 million, Ps. 125.8 million, and net losses of Ps. 5.3 million and Ps. 1.7 million, respectively, under U.S. GAAP.

     Shareholders’ equity under Argentine GAAP as of December 31, 2008 and 2007 was Ps. 3,211.3 million and Ps. 3,222.1 million, respectively, as compared to Ps. 3,314.0 and Ps. 3,291.8 million, respectively, under U.S. GAAP.

     See Note 19 to our audited consolidated financial statements included elsewhere in this registration statement for a discussion of these differences, the effect on our results of operations and financial position and certain other disclosures required under U.S. GAAP.

Item 6. Directors, Senior Management and Employees

General

     We are managed by our board of directors, which is composed of nine directors and seven alternate directors. Three of our nine directors are independent according to the criteria and requirements for independent directors under applicable Argentine law. One of our alternate directors is independent, also in compliance with applicable law. The directors are elected on a staggered basis each year (three directors at a time). Our directors are elected for a three-fiscal-year term and can be reelected except for our independent directors, who cannot be reelected for successive terms.

     Section 41 of our by-laws provides that, as an exception to the provisions related to the regulations of the Audit Committee, the independent directors appointed at the shareholders’ meeting held on June 16, 2006 may be reelected for consecutive periods until they have completed a term of three fiscal years.

     Pursuant to section 12 of our by-laws, any shareholder or group of shareholders who holds more than 3% of our capital stock (each, a Proposing Shareholder) may require our board of directors to give notice to our other shareholders of the candidate or candidates to be nominated by such shareholder or group of shareholders at our shareholders’ meeting for election of our board of directors. To such end, the relevant slate executed by the Proposing Shareholder or its representatives, as applicable, will be sent to the chairman of our board of directors, no less than five business days prior to the date of the relevant shareholders’ meeting, to be published in the Bulletin of the Buenos Aires Stock Exchange at least two days prior to the date of our shareholders’ meeting. To facilitate the formation of the slates and the record of the candidates’ names, as of the date of the first notice calling for the relevant meeting , a special book will be made available to our shareholders at our registered office in which the names of the candidates proposed by any proposing shareholder shall be recorded. Similarly, our board of directors will propose to the shareholders’ meeting the candidates for election by slate or, if election by slate is objected to, individually. The names of the candidates proposed by the board will be made known to all our shareholders together with the slates proposed by the Proposing Shareholder. In addition, no proposal for the election of directors may be made, either before or during the shareholders’ meeting, unless written evidence of acceptance of office by the proposed candidates is submitted to us. Such slate or person, as the case may be, who obtains the vote of a majority of the shares present at the meeting will be declared elected. If no slate obtains such majority, a new vote will be taken in which the two slates or persons that obtained the la rgest number of votes will take part, and the slate or person who obtains the largest number of votes will be declared elected. The preceding rules will not prevent a shareholder who is present at the shareholders’ meeting from proposing candidates not included in the proposals from our board of directors.

Duties and Liabilities of Directors

     Pursuant to section 59 of the Argentine Corporate Law, directors have the obligation to perform their duties with the loyalty and the diligence of a prudent business person. Directors are jointly and severally liable to the company, the shareholders and third parties for the improper performance of their duties, for violating the law, the company’s by-laws or regulations, if any, and for any damage caused by fraud, abuse of authority or negligence, as provided for in Section 274 of the Argentine Corporate Law. The following are considered integral to a director’s duty of loyalty: (1) the prohibition on using corporate assets and confidential information for private purposes; (2) the prohibition on taking advantage, or to allow another to take advantage, by action or omission, of the business opportunities of the company; (3) the obligation to exercise board powers only for the purposes for which the law, the company’s by-laws or the shareholders’ or the board of directors’ resolution have intended; and (4) the obligation to take strict care so that acts of the board are not contrary, directly or indirectly, to the company’s interests. A director must inform the board of directors and the supervisory committee of any conflicting interest he or she may have in a proposed transaction and must abstain from voting thereon.

     A director shall not be responsible for the decisions taken in a board of directors’ meeting as long as he or she states his or her opposition in writing and informs the supervisory committee before any claim arises. A director’s decision approved by the company’s shareholders releases that director of any responsibility for his decision, unless shareholders representing 5% or more of the company’s capital stock object to that approval, or the decision was taken in violation of applicable law or the company’s by-laws. The company is entitled to file judicial actions against a director if a majority of the company’s shareholders at a shareholders’ meeting request that action.

     Under the Argentine Corporate Law, the board of directors is in charge of the administration of the company and, therefore, makes any and all decisions in connection therewith, as well as those decisions expressly provided for in the Argentine Corporate Law, the company’s by-laws and other applicable regulations. Furthermore, the board is generally responsible for the execution of the resolutions passed by shareholders’ meetings and for the performance of any particular task expressly delegated by the shareholders. In general, our board of directors may be more involved in operating decision-making than might be customary in other jurisdictions. Under the Argentine Corporate Law, the duties and responsibilities of an alternate director, when acting in the place of a director on a temporary or permanent basis, are the same as those discussed above for directors. They have no other duties or responsibilities as alternate directors.

Board of Directors

     The following table sets forth information about the members and alternate members of our board of directors, a third of whom have terms that expire in December 2009, another third in December 2010 and the remaining third in December 2011. In accordance with Argentine law, each member maintains his or her position on the board until a new shareholders’ meeting elects new directors. Our board must be renewed by thirds each year (such thirds initially determined by lot):

Name	Position	Age

Marcos Marcelo Mindlin	Chairman	45
Damián Miguel Mindlin	Vice-Chairman	43
Gustavo Mariani	Director	38
Ricardo Alejandro Torres	Director	51
Diego Martín Salaverri	Director	44
Pablo Adrian Grigio Campana(1)	Director	53
Alfredo MacLaughlin(1)	Director	68
Diana Elena Mondino(1)	Director	50
Miguel Alberto Kiguel(1)	Director	55
Pablo Díaz	Alternate Director	52
Alejandro Mindlin	Alternate Director	33
Brian Henderson	Alternate Director	63
Silvestre Hernán Bisquert(1)	Alternate Director	33
Gabriel Cohen	Alternate Director	44
Carlos Tovagliari(1)	Alternate Director	49
Roberto Luis Maestretti	Alternate Director	51

_______________________________
(1)	Independent under Argentine law and under Rule 10A-3 under the Securities Exchange Act of 1934, as amended.

     Marcos Marcelo Mindlin, Damián Miguel Mindlin and Alejandro Mindlin are brothers. There are no other family relationships between the members of our board of directors.

Executive Officers

     The table below sets forth certain information concerning our executive officers and other officers that grant us services as of the date hereof:

Name	Position	Age

Marcos Marcelo Mindlin	Chairman	45
Ricardo Alejandro Torres	Chief Executive Officer and Chief Generation Manager	51
Damián Miguel Mindlin	Chief Investment Portfolio Manager	43
Gustavo Mariani	Chief Business Development Manager	38
Alejandro Macfarlane	Chief Distribution Manager	43
Roberto Luis Maestretti	Finance and Administrative Manager	51
Brian Henderson	Generation Technical Developments Manager	63
Gabriel Cohen	Corporate Financing Manager	44

     The business address of each of our current directors and executive officers is Bouchard 547, 26th Floor, City of Buenos Aires, Argentina.

     Set forth below are brief biographical descriptions of the members of our board of directors and our executive officers.

     Marcos Marcelo Mindlin was born on January 19, 1964. He has been Chairman of our board of directors since June 16, 2006, and was reelected as Chairman in 2009. From 1989 to 2004, Mr. Mindlin served as the founder, Senior Portfolio Manager and a shareholder of Grupo Dolphin. From 1991 to 2003, Mr. Mindlin was also a shareholder, Vice-Chairman and Chief Financial Officer of Inversiones y Representaciones S.A. (IRSA), a leading Argentine real estate company listed on the New York Stock Exchange. In November 2003, Mr. Mindlin resigned from IRSA to focus his work on Grupo Dolphin. Mr. Mindlin has extensive expertise in Latin America through his role as Chairman of the board of directors of Grupo Dolphin and several of its affiliates, including Dolphin Finance S.A., where he serves as President, Comunicaciones y Consumos S.A., where he serves as President and Préstamos y Servicios, S.A., where he serves as President. Mr. Mindlin also serves as Vice President at Grupo S.T. S.A. From 1999 to 2004, Mr. Mindlin also served as Vice President of Alto Palermo S.A. (a leading owner and operator of shopping centers in Buenos Aires), Vice President at Cresud S.A.I.C. (one of the largest listed agricultural companies in Argentina) and as Director and member of the Executive Committee of Banco Hipotecario, the leading mortgage bank in Argentina. In 2002, Mr. Mindlin founded and since that time has directed the non-governmental organization “Fundacion para la Iniciativa Popular,” aimed at eliminating hunger among Argentine children and promoting related political reforms. In 2008, Mr. Mindlin founded and since that time has directed a charity foundation called “Fundación Todo X los Chicos,” whose purpose is to improve childhood development and education. Mr. Mindlin is also a member and was Chairman of the Board of the Executive Committee of Tzedaka, a leading Jewish-Argentine foundation. He is a member of the Council of the Americas. Mr. Mindlin received a Master of Science in Business Administration from the Universidad del CEMA (Center of Macroeconomic Studies). He also holds a degree in Economics from the Universidad de Buenos Aires.

     Damián Miguel Mindlin was born on January 3, 1966. He has been a member of our board of directors since November 2005 and was reelected as a director in 2009. Mr. Mindlin joined Grupo Dolphin in 1991 as a shareholder and a director. Since November 2003, Mr. Mindlin has served as Investment Portfolio Manager of Grupo Dolphin. Additionally, he currently serves as Vice President of our board of directors and Director of several affiliates of Grupo Dolphin, including Dolphin Finance S.A. and Préstamos y Servicios S.A. Mr. Mindlin is also the President of Compañía Buenos Aires S.A. and the Vice President of Comunicaciones y Consumos S.A.

     Gustavo Mariani was born on September 9, 1970. He has been a member of our board of directors since November 2005 and was reelected as a director in 2008. Mr. Mariani joined Grupo Dolphin in 1993 as an analyst and also served as an investment portfolio manager. He currently serves as Director of Grupo Dolphin and several of its affiliates, including Dolphin Finance S.A. and Comunicaciones y Consumos S.A. Mr. Mariani also serves as the Vice President of Compañía Buenos Aires S.A. and Alternate Director of Grupo S.T. S.A. Mr. Mariani holds a degree in Economics from the Universidad de Belgrano and a Masters degree in Business Administration from the Universidad del CEMA.

     Ricardo Alejandro Torres was born on March 26, 1958. He has been a member of our board of directors since November 2005 and was reelected as a director in 2008. From 1993 and 2001 Mr. Torres served as Financial Director of Inversiones y Representaciones S.A. and as a director of Alto Palermo, Brazil Realty, Emprendimentos e Participacoes S.A., Abril S.A. and Inversora Bolivar S.A. Mr. Torres has also held a post as a professor of Tax and Finance at the School of Economics of the Universidad de Buenos Aires. He currently serves as Chairman of Darwin Chile Inversora Inmobiliaria S.A. and as a director of Veredit S.A., Darwin Chile II Inversora Inmobiliaria S.A. Mr. Torres is the managing partner of Todos Capital S.R.L. and Pop Argentina. Mr. Torres holds a degree in Public Accounting from the Universidad de Buenos Aires and a Masters degree in Business Administration from the Instituto de Altos Estudios Empresariales—Escuela de Negocios de la Universidad Austral.

     Diego Martin Salaverri was born on August 7, 1964. Mr. Salaverri has been a member of our board of directors since June 2006 and was reelected as a director in 2007. He is a founding partner of Errecondo, Salaverri, Dellatorre, Gonzalez & Burgio law firm. He currently serves as a director of Laboratorios Northia S.A.C.I.F.I.A., Dico S.A. and Formosa Refrescos S.A. Additionally, he is Statutory Auditor of Dolphin Créditos S.A. and Dolphin Créditos Holding S.A., Grupo ST S.A., Orígenes Seguros de Retiro S.A. and Credit Group S.A. He also serves as Alternate Statutory Auditor of Compañía Buenos Aires S.A., Maltería del Puerto S.A., and GSF S.A. Mr. Salaverri holds a law degree from the Universidad Católica Argentina.

     Pablo Adrian Grigio Campana was born on May 12, 1956. He has been a member of our board of directors since May 2009. From 1977 to 1993, he served as Human Resources Manager in different companies, including SOMISA, KasDorf S.A., SanCor C.U.L., HIPSAM, ECOCONSULT, and acted as an advisor in ENACE and CANAL 13, among others. Since 1993, Mr. Grigio Campana has served as Human Resources Director for the local branch of W.M. Mercer Inc. and as Chairman of Emprendimientos Forestales La Carolina S.A. Mr. Grigio Campana holds a degree in Personnel Administration and in Human Resources Management, both from the Universidad del Salvador.

     Alfredo MacLaughlin was born on December 13, 1942. He has been a member of the board of directors since April 16, 2007. Mr. MacLaughlin served as Secretary of Finance for the Republic of Argentina from December 2005 to December 2006. He has held various positions including Executive Member of Banco Hipotecario Nacional, President of Deutsche Morgan Grenfell Argentina, General Secretary of the Buenos Aires Stock Exchange, Director of Telefónica de Argentina S.A. and Director of Edesur S.A. Mr. MacLaughlin holds a law degree from the Universidad de Buenos Aires.

     Diana Elena Mondino was born on August 8, 1958. Ms. Mondino has been a member of our board of directors since June 2006 and was reelected as a director in 2009. She is also a director of ISE, an agribusiness company based in Argentina. Previously, she was based in New York, as Regional Head for Latin America for Standard & Poor’s Credit Market Services, reporting to the executive vice president. Before joining Standard & Poor’s, she was one of the principal and founding members of the leading credit rating agency in Argentina which Standard & Poor’s acquired in 1997. Previously, Ms. Mondino held various advisory positions in finance, marketing and strategic planning for various companies and was Dean of Studies for the MBA program at CEMA-Buenos Aires. Ms. Mondino holds an MBA from IESE in Spain. She received a B.A. in Economics from the University of Cordoba, Argentina.

     Miguel Alberto Kiguel was born on January 23, 1954. Mr. Kiguel has been a member of our board of directors since June 2006 and was reelected as a director in 2008. He is the Senior Manager of Miguel Kiguel & Asociados and is also a consultant at various multilateral agencies of Latin American governments and private companies. He is a professor at Torcuato Di Tella University as well as the Fundación Centro para la Estabilidad Financiera (CEF). He is also a member of the editorial counsel of the newspaper Cronista Comercial and academic advisor of Fundación de Investigaciones Económicas Lationamericana (FIEL). He serves as Chairman of Nuverse S.A. and Managing Partner at Efimak. Previously, he was Chairman of the Banco Hipotecario, Chief of Advisors and Undersecretary of Finance in the Argentine Ministry of Economy, General Manager of Economy and Finance at the Argentine Central Bank, and Main Economist at the World Bank and the Institute for International Economics in Washington, D.C. He also served as a visiting professor at the CEMA, Maryland University and Georgetown University. He has a degree in Economics from the University of Buenos Aires and a PhD in Economics from Columbia University.

     Pablo Díaz was born on June 26, 1957. Mr. Díaz has been an alternate director of our company since June 2006. Previously, he was an advisor to the federal Subsecretaría de Energía Eléctrica (the Sub-Secretariat for Electrical Energy).

     Alejandro Mindlin was born on August 30, 1975. Mr. Mindlin has been an alternate director of Pampa since June 2006. Mr. Mindlin has a B.A. in Middle Eastern History and Languages from Tel Aviv University, as well as a film director’s degree.

     Brian Henderson was born on September 23, 1945 and is currently a technical advisor to Grupo Dolphin S.A. Previously, Mr. Henderson served as a director of Latin American Region at National Grid (United Kingdom), Silica Networks and Manquehue Net telecomunicaciones (Chile) and as Vice-Chairman of Commercial Operations at Charter Oak Energy for the Americas, Africa and Europe. Prior to joining Charter Oak Energy, Mr. Henderson served as Vice Chairman and General Manager at Deutsche Babcock Riley, Canada Inc., a subsidiary controlled by Deutsche Babcock, Germany. Previously, Mr. Henderson worked in Germany and in Argentina for Deutsche Babcock and studied in the United Kingdom where he obtained a degree in Electrical Engineering from Heburn College.

     Silvestre Hernán Bisquert was born on July 9, 1976. Mr. Bisquert has been a member of our board of directors since May 2009. Since 2006, he has served as the Economic and Financial Advisor for the Federal Planning, Public Investment and Services Ministry. Mr. Bisquert holds a degree in Public Accounting from the Universidad de Buenos Aires.

     Gabriel Cohen was born on September 11, 1964. Mr. Cohen has been an alternate director of Pampa since June 2006. In addition, he worked at Citibank, N.A., serving at the bank’s offices in Buenos Aires and Paris, where he focused on debt restructuring processes. He currently serves as Alternate Director at Grupo ST S.A. Mr. Cohen holds a degree in Business Administration from the Universidad de Buenos Aires.

     Carlos Tovagliari was born on December 27, 1959. Mr. Tovagliari has been an alternate director of Pampa since June 2006. He also serves as the managing partner and the general manager of Pop Argentina S.R.L. Previously, he worked at Inversiones y Representaciones S.A. and at Petersen Thiele y Cruz S.A. Mr. Tovagliari holds a degree in Industrial Engineering from the Universidad de Buenos Aires.

     Roberto Luis Maestretti was born on November 29, 1957. Mr. Maestretti has been an alternate director of Pampa since 2007. Since April 2007, he has served as our Finance and Administrative Manager. Prior to joining Pampa, Mr. Maestretti held various positions, including Comptroller of Latin America, Europe and Africa for Baker Hugues, Manager of Planning and Management Control of Grupo Perez Companc, Executive Director of Supermercados Norte (Grupo Exxel) and Chief Executive Officer of Pearson-Recoletos and Barugel Azulay. Mr. Maestretti studied Marketing and International Business at UCLA and obtained a Masters degree in Business Administration (MBA) at the IAE.

     Alejandro Macfarlane. Mr. Macfarlane has been the chairman of the board of directors and CEO of our subsidiary Edenor since 2005. He serves as president of ADEERA, the pre-eminent electricity distributors association of Argentina, since September 2005. Mr. Macfarlane is also a member of the board of directors of Macro Bansud Bank and San Antonio International SRL. He was a board member of YPF S.A. and has been a member of YPF Foundation since 1999. He is the president of Grupo AM S.A., a corporate and institutional relationships consulting firm. He is member and director of the Instituto para el Desarrollo Empresarial Argentino (Argentinean Business Development Institute, or IDEA) and a member of the Consejo Argentino para las Relaciones Internacionales (Argentinean Council for International Relationships, or CARI).

Independence of the Members of Our Board of Directors

     Pursuant to CNV regulations, a director shall not be considered independent in certain situations, including where a director:

(1) owns a 35% equity interest in the relevant company, or a lesser interest if such director has the right to appoint one or more directors of the company (hereinafter, a significant participation) or has a significant participation in a corporation having a significant participation in the company or a significant influence on the company;

(2) is a member of the board or depends on shareholders, or is otherwise related to shareholders, having a significant participation in the company or of other corporations in which these shareholders have directly or indirectly a significant participation or significant influence;

(3) is or has been in the previous three years an employee of the company;

(4) has a professional relationship or is a member of a corporation that maintains professional relationships with, or receives remuneration (other than the one received in consideration of his performance as a director) from the company or its shareholders having a direct or indirect significant participation or significant influence on the same, or with corporations in which the shareholders also have a direct or indirect significant participation or a significance influence;

(5) directly or indirectly sells or provides goods or services to the company or to the shareholders of the same who have a direct or indirect significant participation or significant influence, for higher amounts than his remuneration as a member of the administrative body; or

(6) is the spouse or parent (up to the second level of affinity or up to the fourth level of consanguinity) of persons who, if they were members of the administrative body, would not be independent, according to the above listed rules.

     We believe that Marcos Marcelo Mindlin, Gustavo Mariani, Damián Miguel Mindlin, Ricardo Alejandro Torres and Diego Martín Salaverri do not qualify as independent members of our board of directors under these criteria, but Alfredo MacLaughlin, Diana Elena Mondino, Miguel Alberto Kiguel and Pablo Adrian Grigio Campana qualify as independent members of our board of directors under these criteria. The Argentine independence standards under CNV rules differ in many ways from the NYSE, NASDAQ or the U.S. federal securities law standards.

Audit Committee

     During the extraordinary shareholders’ meeting held on January 24, 2006, our shareholders approved the creation of an audit committee. The charter for the audit committee operations, which contains the structure and functions of the audit committee, was also approved by our shareholders’ at a meeting held on January 24, 2006 and was modified by our shareholders’ at meetings held on June 16, 2006 and on April 8, 2009.

Composition

     Our audit committee is comprised of three members of the board. All the members of our audit committee must be independent according to the audit charter and must have professional experience in finance, accounting, law or management.

Budget

     Our audit committee will have an annual budget approved by the ordinary annual shareholders’ meeting based on available funds from, without limitation, our revenues, investments and cost savings.

Duties and authority

     Our audit committee is responsible for the performance of the duties that fall within its scope of authority pursuant to the provisions of the Public Offering Transparency Decree No. 677/2001 (the Transparency Decree). These duties include, among other things, the following:

  approving transactions with related parties in the cases required by law and delivering an opinion regarding compliance with law whenever there is an actual or apparent conflict of interest;

  providing the market with complete information regarding transactions that give rise to conflicts of interest between us and the members of our corporate bodies or controlling shareholders;

  nominating two independent director candidates each time a renewal of directors must take place so that the board of directors includes one of such independent candidates in the slate to be presented to the shareholders’ meeting for election as members of the audit committee;

  delivering an opinion with respect to the actions taken by our executives pursuant to the Opportunities Assignment Agreement approved in the shareholders’ meeting held on June 16, 2006 and executed on September 27, 2006, at least ten days in advance of the date on which each series of warrants vests and within twenty days of receiving notice from one of the executives of an event of acceleration, if applicable;

  approving any proposal related to the remuneration and compensation of our directors, before any such proposal is submitted to shareholders for consideration. In reviewing such proposals the audit committee may consult with internationally recognized experts in the matter to make sure that our directors and executive officers earn compensation similar to the compensation received by other persons holding similar positions;

  advising our board of directors with respect to the nomination of independent director candidates to be members of the audit committee; and

  rendering an opinion on the proposal presented by the board of directors for the appointment of the external auditors to be hired by us and overseeing independence-related issues.

Compensation policy

     Our audit committee charter provides that, in approving any proposal for remuneration or compensation, the audit committee shall seek to ensure that directors are compensated in a manner similar to other similarly situated persons engaged in the private equity and investment management business in Argentina or abroad, taking into account the contribution made by each individual and our overall financial condition and results of operations. Any proposal for remuneration or compensation that is not approved by our audit committee cannot be presented by the board of directors for consideration by our shareholders at any shareholders’ meeting.

Nomination policy

     The members of our audit committee are responsible for nominating two independent director candidates (based on the criteria and requirements for independent directors under applicable Argentine law) each time a renewal of directors must take place, so that the board of directors includes one of such independent directors on the list to be presented to the shareholders’ meeting for election as members of the audit committee. All members of our audit committee are independent under Argentine law and under Rule 10A-3 of the Securities Exchange Act of 1934, as amended.

The following table sets forth certain relevant information of the members of our audit committee:

Name	Age
Diana Elena Mondino	50
Alfredo MacLaughlin	68
Miguel Alberto Kiguel	55

     For biographical information on the members of the audit committee see their respective biographies under “—Board of Directors” and “—Executive Officers.”

Supervisory Committee

     Our current by-laws provide for a supervisory committee that consists of three statutory auditors and three alternate statutory auditors appointed by our shareholders, who serve for a term of three fiscal years. Pursuant to the Argentine Corporate Law, only lawyers and accountants admitted to practice in Argentina may serve as statutory auditors of an Argentine sociedad anónima, or limited liability corporation.

     The primary responsibilities of the supervisory committee are to monitor the management’s compliance with the Argentine Corporate Law, the by-laws, its regulations, if any, and the shareholders’ resolutions, and to perform other functions, including, but not limited to:

(1) attending meetings of the board of directors, executive committee, audit committee and shareholders;

(2) calling extraordinary shareholders’ meetings when deemed necessary and ordinary and special shareholders’ meetings when not called by the board of directors; and

(3) investigating written complaints of shareholders.

     In performing these functions, the supervisory committee does not control our operations or assess the merits of the decisions made by the directors. The duties and responsibilities of an alternate statutory auditor, when acting in the place of a statutory auditor on a temporary or permanent basis, are the same as those discussed above for statutory auditors. They have no other duties or responsibilities as alternate statutory auditors.

The following table sets forth certain relevant information of the members of our supervisory committee.

Name	Position	Age

José Daniel Abelovich	Statutory Auditor	52
Damián Burgio	Statutory Auditor	46
Walter Antonio Pardi	Statutory Auditor	48
Marcelo Fuxman	Alternate Statutory Auditor	53
Baruki Luis Alberto González	Alternate Statutory Auditor	42
Guillermo Stok	Alternate Statutory Auditor	53

     Set forth below are brief biographical descriptions of the members of our supervisory committee:

     José Daniel Abelovich has been a member of our supervisory committee since June 2006. Mr. Abelovich is a founding partner of Abelovich, Polano & Asociados/SC Internacional, an auditing firm, and managing partner of Real Estate Investments S.R.L. Previously, he served as Manager of Coopers & Lybrand and as Senior Consultant to the World Bank in Argentina. He currently serves as Director of Agencia Marítima Bluemar S.A. and Agra Argentina S.A., and as a statutory auditor of Abus las Americas I S.A., Inversora Libertador S.A., Credilogros Compañía Financiera S.A., Cresud S.A.I.C., Grupo ST S.A., Inversiones y Representaciones S.A., Llao-Llao Resorts S.A., Hoteles Argentinos S.A., among others. Mr. Abelovich holds a degree in Public Accounting from the Universidad de Buenos Aires.

     Damián Burgio has been a member of our supervisory committee since June 2006. Mr. Burgio is a founding partner of Errecondo, Salaverri, Dellatorre, Gonzalez & Burgio law firm. He currently serves as a director of Urbanizadora del Sur S.A., and as Statutory Auditor of Multicanal S.A., Cablevisión S.A., Televisora La Plata S.A., Enequis S.A., Datanet S.A., GSF S.A., Formosa Refrescos S.A., AESEBA S.A., among others. Mr. Burgio holds a law degree from the Universidad Católica Argentina.

     Walter Antonio Pardi has been a member of our supervisory committee since April 2009. Since 1998, Mr. Pardi has served in the internal audit body of the Federal Government (Sindicatura General de Empresas Públicas-Sindicatura General de la Nación). He also serves as Statutory Auditor for several Argentine companies, including ATC S.A., Telam S.A. and Nación Leasing S.A., among others. Mr. Pardi holds a degree in Public Accounting from the Universidad de Buenos Aires.

     Marcelo Fuxman has been a member of our supervisory committee since June 2006. Mr. Fuxman is a partner of Abelovich, Polano & Asociados/SC Internacional, an auditing firm, and managing partner of Real Estate Investments S.R.L. He currently serves as Director of Agencia Marítima Bluemar S.A. and Agra Argentina S.A., and as a statutory auditor of Abus las Americas I S.A., Agro Investment S.A., Agropecuaria Cervera S.A., Alto Palermo S.A., Banco Hipotecario S.A., Compañía Buenos Aires S.A., Credilogros Compañía Financiera S.A., Cresud S.A.I.C., Grupo ST S.A., Inversiones y Representaciones S.A., Llao-Llao Resorts S.A., Hoteles Argentinos S.A., among others. Mr. Fuxman holds a degree in Public Accounting from the Universidad de Buenos Aires.

     Baruki Luis Alberto González has been a member of our supervisory committee since June 2006. Mr. González is a founding partner of Errecondo, Salaverri, Dellatorre, González & Burgio law firm. He currently serves as an alternate director of Multicanal S.A. and as a statutory auditor of Eden S.A., AESEBA S.A. and GSF S.A. He holds a law degree from the Universidad de Buenos Aires and a degree in International Commerce from the Universidad Argentina de la Empresa.

     Guillermo Stok has been a member of our supervisory committee since April 2009. He served as a member of the supervisory committee of YPF, Gas del Estado, and Hidronor, among others. He currently serves as a member of the supervisory committee of CAMMESA, EBISA and Consultatio S.A. Mr. Stok holds a degree in Public Accounting from the Universidad Católica Argentina.

Corporate Governance

     In 2007, we enacted a comprehensive code of trading as well as a business code of conduct.

  Code of Trading: the code applies to our—and some of our subsidiaries’— employees, directors, members of the statutory audit committee and their relatives, as well as to some of our suppliers, was approved by our board of directors on June 14, 2007. The code of trading deals with possession of confidential information, rules to avoid insider trading in connection with our corporate stock, the stock of our subsidiaries and the stock of certain other companies in the energy sector, and sanctions applicable to those violating such rules, including termination of employment. Our compliance officer, with advice of our general counsel, is responsible for overseeing compliance with these policies, for authorizing the acquisition and sales of restricted securities, as they are defined under the code of trading, and for the imposition of sanctions, if required.

  Business Code of Conduct: the code was approved by our board of directors on December 10, 2007 and applies to our—and our subsidiaries’—employees, directors and members of the statutory audit committee. The business code of conduct covers multiple topics related to business ethics and conduct including, relationships with suppliers, clients and governmental officers, personal relationships and behavior at work, integration with the community, maintenance of quality standards, safety and the environment, use of corporate assets and standards for accounting records and reports. Our compliance officer, together with our director of human resources, oversees the administration and application of the business code of conduct.

     During 2008, we adopted the following policies and practices:

  Self-Assessment Questionnaire for the Board of Directors: following the recommendations included in General Resolution No. 516/2007 issued by the CNV, our board of directors approved the implementation of a self-assessment questionnaire, which enables it to analyze annually and assess its own performance and management. Our compliance officer, with advice of our general counsel, is responsible for the distribution and analysis of the questionnaire, which is answered individually by each member of the board of directors. Based on the responses, relevant measures suggested by the questionnaire will be put before the board for its review in order to improve its overall performance.

  Internal Policy on Transactions with Related Parties: the policy requires that all operations involving a significant amount of money that are carried out by us with any individual and/or legal entity who, pursuant to the provisions of the regulations then in force, is considered a “related party” be subject to a prior and specific authorization and control procedure, which is implemented under the supervision of our compliance officer, with advice of our general counsel and would involve both our board of directors and the audit committee, as applicable.

Compensation of Directors and Officers

     The Argentine Corporate Law provides that the compensation payable to all directors and statutory auditors (including those directors who are also members of senior management) in a fiscal year may not exceed 5% of net income for such fiscal year, if the company is not paying dividends in respect of such net income. The Argentine Corporate Law increases the annual limitation on director and statutory audit committee compensation to up to 25% of net income if all the net income for such year is distributed as dividend. The percentage decreases proportionally based on the relation between the net income and the dividends distributed. The Argentine Corporate Law also provides that the shareholders’ meeting may approve the remuneration of the directors in excess of the limits set by the Argentine Corporate Law in case the company has no net income or the net income is low, if the relevant directors performed during such fiscal year special commitments or technical-administrative functions. The audit committee approves proposals presented by our board of directors with respect to the compensation of our directors who are also executive officers. See “—Audit Committee—Compensation Policy.” The compensation of all directors and members of the supervisory committee requires shareholders’ approval at an ordinary shareholders’ meeting.

     On October 19, 2006, our audit committee approved the payment of compensation to our independent directors and our executive officers in an aggregate amount of up to U.S. $1.5 million annually (excluding the warrants granted to Marcelo Mindlin, Damián Mindlin, Gustavo Mariani and Ricardo Torres).

     On February 27, 2008, our audit committee approved the payment of compensation to our directors and executive officers in an aggregate amount of up to U.S. $3.3 million annually (excluding the warrants granted to Marcelo Mindlin, Damián Mindlin, Gustavo Mariani and Ricardo Torres). This increase reflects the growth in the number of executive officers as well as an increase in annual compensation.

     During the fiscal year ended December 31, 2008, the aggregate compensation we paid our directors and executive officers was U.S. $0.76 million and U.S. $2.45 million, respectively. We do not currently have any pension plan in place for our directors and executive officers.

Share Ownership

     As of May 31, 2009, Marcos Marcelo Mindlin owns shares representing, in aggregate, 2.33% of our capital stock. Damián Miguel Mindlin, Gustavo Mariani, Ricardo Alejandro Torres and Diego Martín Salaverri each owns shares representing, in the aggregate, less than one percent of our capital stock. No other member of our board of directors or our senior management beneficially owns any shares of our capital stock. See “Item 7. Major Shareholders and Related Party Transactions.”

Opportunities Assignment Agreement and Warrants

     On September 27, 2006, we executed the Opportunities Assignment Agreement with Marcelo Mindlin, Damián Mindlin, Gustavo Mariani and Ricardo Torres. As amended, the Opportunities Assignment Agreement provides that, until September 28, 2014, these four individuals are obliged to offer to us on a priority basis any investment opportunity relating to assets and opportunities in the energy sector (including electricity, oil and gas and alternative energies) in all the stages of its production and commercialization in or outside Argentina that each of these four individuals or all of them as a group may identify, provided that such investment is within our financial possibilities.

     As consideration for the agreement by Marcelo Mindlin, Damián Mindlin, Gustavo Mariani and Ricardo Torres to offer to us the investment opportunities mentioned above, our shareholders approved the issuance of certain warrants to these four individuals on June 16, 2006. Such warrants were issued to these individuals on September 27, 2006 in connection with the September 2006 capital increase. As amended, the warrants agreements provide that the warrants shall confer to Marcelo Mindlin, Damián Mindlin, Gustavo Mariani and Ricardo Torres (or any company controlled by any of them that holds such warrants), on their respective exercise date, the right to subscribe for shares of our common stock representing as of the date of this registration statement 20% of our outstanding capital. The warrants are issued in three series divided into three equal parts (Series I, II and III).

     Series I, Series II and Series III warrants will vest by fifths on each of September 28, 2010, September 28, 2011, September 28, 2012, September 28, 2013, and September 28, 2014. The exercise period for the warrants is 15 years, commencing on their issuance date on September 27, 2006. The exercise price of the warrants is U.S.$ 0.27.

     Both the exercise price and the number of shares that may be subscribed for by exercising the warrants are subject to certain adjustments that are aimed at preserving the value of the warrants throughout their term. Events that would trigger the adjustment of the exercise price and/or the number of underlying shares that the warrants give the right to purchase include, among others, stock dividends or capitalization of reserves, corporate reorganizations such as mergers (excluding a merger in which the company is the surviving company), reclassifications of securities, splits, subdivisions or combinations of shares, distributions of dividends, which in the aggregate and in the respective fiscal year exceed in relation to each share 5% of the market price corresponding to such fiscal year and any event of acceleration under the terms of the warrants. Following our acquisition of Edenor in September 2007, the warrants and the Opportunities Assignment Agreement were amended to provide, among other things, that the warrants will no longer be adjusted in connection with future capital increases, following the September 2007 capital increase, but excluding stock dividends or capitalization of reserves.

     Additionally, in August 2006, the CNV authorized, on a general basis and subject to the satisfaction of certain conditions, which conditions were fulfilled in October 2006, the making of a public offer of these warrants.

     Under the terms of the Opportunities Assignment Agreement, if any of Marcelo Mindlin, Damián Mindlin, Gustavo Mariani or Ricardo Torres defaults in his respective obligation to offer to us the investment opportunities mentioned above (subject to the terms and conditions of the Opportunities Assignment Agreement), such individual stands to lose his right to exercise any warrants that have not vested as of the date of such default. Conversely, the removal of any of them without cause from their position as directors of the company constitutes an event that triggers the acceleration of the warrants held by the removed executives that were not then vested. In addition, under the terms of the Opportunities Assignment Agreement, in the event of the death or incapacity of any of the executives, among other situations that may affect, on a permanent basis, their ability to perform their obligations under the Agreement, the non-vested warrants that correspond to the affected executive will be redistributed among the remaining managers, on a pro rata basis.

     The table below sets forth the number of shares that are subject to the warrants held directly or indirectly by each of Marcelo Mindlin, Damián Mindlin, Gustavo Mariani and Ricardo Torres as of the date of this registration statement:

Total number of
shares subject to
Warrant Holder	warrants

Marcelo Mindlin	242,283,336
Damián Mindlin	52,462,928
Gustavo Mariani	52,462,928
Ricardo Torres	34,339,371

Total	381,548,563

Employees

See “Item 4. Information on the Company—Our Business—Employees.”

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

     Prior to May 31, 2006, we had 6 million outstanding common shares, with a par value of Ps. 1.00 per share. On May 31, 2006, September 28, 2006 and February 1, 2007, we consummated capital increases of 140 million, 300 million and 600 million additional shares, respectively. Also, on September 28, 2007, we issued an additional 480,194,242 shares to the former indirect shareholders of EASA (including shares in the form of GDSs) in connection with our acquisition of Edenor. As a result, as of the date of this registration statement, we have 1,526,194,242 outstanding common shares, with a par value of Ps. 1.00 per share.

     In addition, as of the date of this registration statement, Marcelo Mindlin, Damián Mindlin, Gustavo Mariani and Ricardo Torres collectively hold, directly or indirectly, an aggregate of 381,548,562 warrants. See “— Related Party Transactions—Opportunities Assignment Agreement and Warrants.”

143

     Through our share repurchase programs, we owned 211,883,347 shares of our common stock as of June 30, 2009. See “Item 9. The Offer and Listing—Share Repurchase Program.”

     The table below sets forth information concerning the ownership of our common shares as of June 30, 2009:

	Number	Percentage	Percentage of
Name of Shareholder	of shares	of capital	voting power(6)

Pampa Holdings LLC(1)(2)	228,244,427	14.96%	17.37%
ANSES(3)	295,676,553	19.37%	22.50%
Marcos Marcelo Mindlin(5)	35,609,512	2.33%	2.71%
Dolphin Fund Management S.A.(1)(4)	21,046,108	1.38%	1.60%
Gustavo Mariani(5)	4,684,485	0.31%	0.36%
Damián Miguel Mindlin(5)	3,733,755	0.24%	0.28%
Ricardo Alejandro Torres(5)	560,000	0.04%	0.04%

_______________________
(1)	Pampa Holdings LLC and Dolphin Fund Management S.A. are companies indirectly controlled by Messrs. Marcelo Mindlin, Damián Mindlin and Gustavo Mariani, subject to the limitations set forth in note (2) below.
(2)	Pampa Holdings LLC, a Delaware limited liability company, currently has two members with equal economic participations: Pampa F&F LLC and Labmex International S.ar.L. Pampa F&F LLC is a Delaware limited liability company that serves as an investment vehicle for a group of institutional investors, none of which exercises control over Pampa F&F LLC. The managing member of Pampa F&F LLC is Dolphin Fund Management S.A., a Uruguayan corporation controlled by Messrs. Mindlin, Mindlin and Mariani. Labmex International S.ar.L., a Luxembourg limited liability company, is controlled by Tavistock Group, an international private investment group unrelated to Messrs. Mindlin, Mindlin and Mariani. Pampa F&F LLC is the managing member of Pampa Holdings LLC. Labmex International S.ar.L. does not have any veto or other governance rights in Pampa Holdings LLC, except in the case of a conflict of interest arising as a result of Pampa F&F making any decisions or taking any actions on behalf of Pampa Holdings LLC, in its capacity as managing member, in which case such powers are exercised by Labmex International S.ar.L,, pursuant to the terms of the Operating Agreement.
(3)	On November 20, 2008, the Argentine Congress passed a law unifying the Argentine pension and retirement system into a system publicly administered by the Administración Nacional de la Seguridad Social (National Social Security Agency, or ANSES) and eliminating the retirement savings system previously administered by private pension funds under the supervision of a governmental agency. In accordance with the new law, private pension funds transferred all of the assets administered by them under the retirement savings system to the ANSES. These transferred assets included 295,676,533 common shares of the Company, representing 19.37% of our capital stock. The ANSES is subject to the same investment rules, prohibitions and restrictions that were applicable to the Argentine private pension funds under the retirement savings system, including restrictions on the exercise of more than 5% of the voting power in any local or foreign c ompany, such as the Company, in any meeting of shareholders, irrespective of the actual interest held in the relevant company's capital stock.
(4)	Dolphin Fund Management S.A. is a Uruguayan corporation indirectly controlled by Messrs. Marcelo Mindlin, Damián Mindlin and Gustavo Mariani.
(5)	Through several companies indirectly controlled by Messrs. Marcelo Mindlin, Damián Mindlin, Gustavo Mariani and Ricardo Torres, these individuals may be deemed to beneficially owned an additional 0.66% of stock. Figures for Messrs. Marcelo Mindlin, Damián Mindlin, Gustavo Mariani and Ricardo Torres do not include the warrants they hold. Assuming the full exercise of the vested warrants held by these individuals, Marcelo Mindlin would then hold 191,586,736 shares, or 10.76% of our capital stock, Damián Mindlin would hold 38,709,041 shares, or 2.17%, Gustavo Mariani would hold 39,295,746, or 2.21%, and Ricardo Torres would hold 23,392,914, or 1.31%. In addition, assuming the vesting and the full exercise of both the vested and unvested warrants held by these individuals, Marcelo Mindlin would then hold 272,347,848 shares, or 14.28% of our capital stock, Damián Mindlin would hold 56,196,684 shares, or 2.95%, Gustav o Mariani would hold 56,783,389, or 2.98%, and Ricardo Torres would hold 34,839,371, or 1.83%. See “Item 6. Directors, Senior Management and Employees—Opportunities Assignment Agreement and Warrants.”
(6)	The percentage of voting power is calculated by dividing the number of shares held by the number of shares in public circulation (1,320,783,718 shares), which is equal to the number of outstanding common shares (1,526,194,242 shares) less the shares repurchased and held by us as of June 30, 2009 (211,883,347 shares, or 13.9% of our capital stock).

Related Party Transactions

     Argentine corporate law permits directors of a corporation to enter into transactions with that corporation provided that any such transactions are consistent with prevailing market practice. The Transparency Decree provides that corporations whose shares are subject to public offering must submit to their respective audit committees the approval of any transaction with a related party involving an amount that exceeds 1% of the corporation’s net worth.

     Except as set forth below and as otherwise permitted under applicable law, we are currently not party to any transactions with, and have not made any significant loans to, any of our directors, key management personnel or other related persons, and have not provided any guarantees for the benefit of such persons, nor are there any such transactions contemplated with any such persons.

Acquisition of EASA (Edenor)

     On June 22, 2007, following successful negotiations between a special ad hoc committee of our company and the former indirect shareholders of EASA (which included Messrs. Marcelo Mindlin, Damián Mindlin and Gustavo Mariani, as well as a private equity fund managed by these individuals), we and such former shareholders entered into a memorandum of understanding (MOU) pursuant to which we agreed to acquire from the indirect EASA shareholders their interests in DESA and IEASA, which collectively hold 100% of EASA’s capital stock, in exchange for new shares of our capital stock. On July 31, 2007, we entered into a stock subscription agreement with these indirect EASA shareholders, which ratified the MOU and provided for certain other customary purchase and sale provisions, including representations and warranties and closing conditions. We consummated the acquisition of EASA on September 28, 2007 and issued 480,194,242 shares of our capital stock to the former indirect EASA shareholders pursuant to the terms of the stock subscription agreement, including an aggregate 98,103,717 shares, or 6.43% of our share capital, to Messrs. Marcelo Mindlin, Damián Mindlin and Gustavo Mariani and a private equity fund managed by these individuals.

     The terms of our acquisition of Edenor from the indirect EASA shareholders (including the related parties described above) were as favorable to us as would be available from an unaffiliated party, and accordingly, received a favorable review by our audit committee following the receipt of a fairness opinion by an established financial institution. The terms were approved by our shareholders’ meeting on August 30, 2007.

Acquisition of Transelec (Transener)

     On September 15, 2006, we executed a purchase and sale agreement with Dolphin Opportunity LLC, a Delaware limited liability company wholly-owned by Dolphin Opportunity Fund LP, a private equity fund managed by Messrs. Marcelo Mindlin, Damián Mindlin and Gustavo Mariani. Pursuant to this agreement, we agreed to acquire 68,400,462 non-voting preferred shares of Transelec, subject to the successful consummation of our September 2006 capital increase. These non-voting preferred shares were convertible at any time at the option of the holder (and without payment of additional consideration) into common shares representing 89.76% of Transelec’s capital stock. The purchase price for these non-voting preferred shares was U.S. $48.5 million. On September 15, 2006, we consummated our acquisition of Transelec. On December 5, 2006, we exercised our option to convert such non-voting preferred shares into 68,400,462 shares of common stock of Transelec. The remaining 10.24% of Transelec’s capital stock was acquired in January 2008 from Messrs. Marcelo Mindlin, Damián Mindlin and Gustavo Mariani upon the exercise of the put option held by them at a price of Ps. 38.8 million (U.S. $12.3 million).

     The terms of these transactions were as favorable to us as would be available from an unaffiliated party, and accordingly, our audit committee found that they were consistent with prevailing market practice following its receipt of favorable opinions by two independent firms, Pistrelli, Henry Martin y Asociados S.R.L. and Raymond James Argentina Sociedad de Bolsa S.A.

Legal Services

     During the years ended December 31, 2008 and 2007, the six-month transition period ended December 31, 2006 and the year ended June 30, 2006, we have engaged the services of the Argentine law firm Errecondo, Salaverri, Dellatorre, González & Burgio. One of our directors, Diego Salaverri, and two members of the supervisory committee, Damián Burgio and Baruki González, are partners of this law firm.

Item 8. Financial Information

CONSOLIDATED FINANCIAL STATEMENTS

     See “Item 18. Financial Statements” beginning on page F-1.

LEGAL PROCEEDINGS

     In the normal course of business, we are a party to lawsuits of various types. Our management evaluates the merit of each claim and assesses the likely outcome, recording an accrual in our financial statements for the related contingent liability when an unfavorable decision is probable and the amount may be reasonably estimated. At March 31, 2009, we had established accruals in the aggregate amount of Ps. 107.4 million to cover potential losses from such claims and legal proceedings. Except as disclosed below, we are not a party to any legal proceedings or claims that may have a material adverse effect on our financial position or results of operations.

Generation

Legal proceedings involving Piedra Buena’s real estate

     Pursuant to the contracts relating to Piedra Buena’s privatization in 1997, the Province of Buenos Aires transferred all the assets comprising the Piedra Buena facilities to Piedra Buena. Although the real property on which the plant was built was not registered in the name of the Province of Buenos Aires, the Province assumed the obligation to transfer the real property with clear and marketable title to Piedra Buena. As of the date of this registration statement, the Province of Buenos Aires has not transferred the real property with clear and marketable title to Piedra Buena but did initiate the expropriation process required to begin the transfer process. Nonetheless, Piedra Buena initiated legal action against the Province of Buenos Aires in order to avoid an expiration of the statute of limitation for an action claiming the transfer of real property.

     In addition, the Province of Buenos Aires transferred the rights to a 22-kilometer gas pipeline, which runs from Transportadora del Gas del Sur’s General Cerri Plant to Piedra Buena’s Plant in Ingeniero White, Province of Buenos Aires, and the rights over a 27-kilometer electricity transmission line, which runs from Piedra Buena’s Plant in Ingeniero White, Province of Buenos Aires to Estación Transformadora Bahía Blanca. Both the pipeline and the transmission line were built on third party land. Therefore, the Province of Buenos Aires agreed to create administrative easements on the third party land in order to transfer good title for the use of the pipeline and transmission line. The Province of Buenos Aires has not yet created the administrative easements, and in July 2008, Piedra Buena sued the Province of Buenos Aires seeking the creation of the administrative easements in favor of Piedra Buena. Piedra Buena has received several complaint letters from owners of the land through which the pipeline and the electricity transmission line of Piedra Buena run seeking compensation for the use of their land. As of the date of this registration statement, these complaints have been limited to such letters and no judicial or administrative action has been filed. As a result, no reserve has been established in Piedra Buena’s financial statements in connection with these real property issues.

Transmission

Transener legal proceedings

     On August 8, 2003, the Argentine Federal Tax Bureau notified Transener of an income tax assessment based on various intercompany loans made between 1998 and 2000. The assessment alleged that the intercompany loans included interest rates below standards established under income tax law. Transener appealed the assessment to the Argentine National Tax Court. The claim amounted to Ps. 6.0 million, including principal, interest and penalties. To date, and based on external legal advice, Transener has made no provisions for this contingency in its financial statements.

     On May 17, 2007, a fire in the Ezeiza transformer station resulted in a disruption of the services provided by that station. Service was partially restored shortly thereafter. In response to the disruption, the ENRE filed charges against Transener alleging certain violations of the quality standards applicable to the transmission services provided by Transener. In response to the charges, Transener has established a reserve of approximately Ps. 14.0 million to cover the contingent liabilities that could result from penalties in connection with these charges. As of March 31, 2008, service was fully restored.

     In addition, Transener is party to several civil, tax, commercial, easement and labor proceedings in the ordinary course of business. As of March 31, 2009, Transener had established reserves in the aggregate amount of approximately Ps. 2.7 million to cover potential losses related to such claims.

Distribution

Edenor tax claims

     On December 1, 2003, the Provincial Board of Electric Power of the Province of Buenos Aires initiated a claim against Edenor in the amount of Ps. 51.2 million, which does not include surcharges, interest or penalties accrued in respect of this amount after the date of the claim. At December 31, 2003, the amount of surcharges and interest accrued on the claim, including applied penalties, was Ps. 310 million. In addition, on April 23, 2007, the Board notified Edenor of an additional claim for Ps. 4.0 million, without including surcharges, interest or penalties accrued. The claims are based on an alleged failure to collect, as collection agent, in respect of certain taxes established by Decree Nos. 7290/67 and 9038/78 between July 1997 and June 2001 and between July 2001 and June 2002, respectively. On December 23, 2003, Edenor filed an appeal of the Provincial Board’s decision with the provincial Tax Court of Appeals of La Plata, and enforcement of the judgment was suspended pending the outcome of the appeal. On June 14, 2007, the Court granted Edenor’s appeal and rejected the Provincial Board’s tax claim against Edenor. On June 27, 2007 the provincial Tax Court of Appeals of Buenos Aires rendered a favorable decision in relation to Edenor’s appeal. This decision reaffirms a recent decision by the Supreme Court of the Republic of Argentina in an unrelated case that held that the regulations were unconstitutional due to the commitment assumed by the Province of Buenos Aires to not tax the transfer of electric power. Edenor has not established any provision in its financial statements for this claim.

     The Argentine federal tax authorities have challenged certain income tax deductions for allowance for doubtful accounts on Edenor’s income tax returns for fiscal years 1996, 1997 and 1998, and have assessed additional taxes of approximately Ps. 9.3 million. Tax related contingencies are subject to interest charges and, in some cases, fines. Edenor has appealed the tax authorities’ ruling before the Argentine federal tax court. During the appeal process payment for such claim is suspended. As of December 31, 2008, Edenor had established a provision for contingencies of Ps. 38.3 million, which includes principal and interest, in relation to this claim.

     In April 2009, Edenor decided to participate in the federal tax amnesty program. Under the terms of the amnesty, Edenor agreed to the following:

  The Argentine federal tax authorities forgive any punitive interest in excess of 30% and any fines and penalties that are not yet definitive at the time of Edenor’s agreement to accept the amnesty;

  Edenor pays 6% of its total tax liability at the time it agrees to accept the amnesty and the remaining balance is payable in 120 monthly installments, plus interest at a rate of 0.75% per month; and

  Edenor receives a 30% to 50% reduction in fees owed to tax agents.

     The total amount of Edenor’s tax liability after giving effect to the tax amnesty amounts to Ps. 12.1 million.

Edenor environmental claims

     On May 24, 2005, three of Edenor’s employees were indicted on charges of PCB-related environmental contamination dangerous to human health, which is a crime under Argentine law. In connection with this alleged infraction, the judge sought a pre-judgment attachment of Edenor’s assets in the amount of Ps. 150 million to cover the potential cost of environmental damages and estimated clean-up costs. On May 30, 2005, Edenor appealed the charges against its employees as well as the attachment order. On December 15, 2005, the court of appeals dismissed the charges against all three defendants for lack of evidence and, accordingly, vacated the attachment order. The decision by the court of appeals also stated that the trial judge should order the acquittal of two public officers of the ENRE, who had been indicted on related charges. This decision was appealed to the Tribunal de Casación (National Criminal Appellate Court), the highest appellate body for this matter, which on April 5, 2006 ruled that the appeal of the decision relating to Edenor’s employees and Edenor was not admissible because decisions rendered on grounds of lack of evidence are not reviewable. On July 16, 2007, Edenor was notified that on July 11, 2007, the trial judge issued acquittals for all of the Edenor’s officials and employees that had been indicted. On appeal on March 25, 2008, the Sala I de la Cámara Federal de San Martín (First Court of the Federal Circuit of San Martín) upheld the acquittals and confirmed the finding that there had been insufficient evidence to prove any PCB contamination. This decision was appealed on April 18, 2008 by the Ministerio Público (Attorney General) before the First Court of the Federal Circuit of San Martín. The court confirmed the decision that the existence of PCB contamination was inconclusive. The Attorney General appealed the court’s decision before the National Appellate Court, which rejected the appeal in December 2008. The Attorney General then presented an “extraordinary federal appeal” before the same National Appellate Court, which was rejected on May 27, 2009. To date, the Attorney General has not requested an appeal before the Argentine Supreme Court. Edenor has not established any provision for the contingency in its financial statements for this claim.

Proceedings challenging the renegotiation of Edenor’s concession

     In November 2006, two Argentine consumer associations, Asociación Civil por la Igualdad y la Justicia (ACIJ) and Consumidores Libres Cooperativa Limitada de Provisión de Servicios de Acción Comunitaria, brought an action against Edenor and the Argentine government before a federal administrative court seeking to block the ratification of the Adjustment Agreement on the grounds that the approval mechanism was unconstitutional. On March 26, 2007, the federal administrative court dismissed these claims and ruled in Edenor’s favor on the grounds that the adoption of Executive Decree No. 1957/06, which ratified the Adjustment Agreement, rendered the action moot. ACIJ appealed this decision on April 12, 2007, and the appeal was decided in Edenor’s favor. However, on April 14, 2008, ACIJ filed another complaint challenging the procedures utilized by the Argentine Congress in approving the Adjustment Agreement. Specifically, the claim alleges that Article 4 of Law No. 24,790, which authorized the Congress to tacitly approve agreements negotiated between the Argentine government and public service companies, such as Edenor, violated the congressional procedures established in the Argentine Constitution. ACIJ has requested that the Adjustment Agreement be renegotiated and submitted to Congress for its express approval. Edenor has responded to this complaint, which is in the sentencing period.

The Preliminary Injunction of the Public Ombudsman

     On October 31, 2008, the Secretary of Energy approved the new seasonal reference prices of power and energy in the WEM. Consequently, the ENRE applied the new rate schedule as of October 1, 2008. The new rate schedule passed the purchase price of electricity as well as the other costs related to the WEM, including transmission, to the final customer.

     In response to the new tariff schedule, the defensor del pueblo (Public Ombudsman) filed a claim opposing the resolutions establishing the October 1, 2008 tariff schedule and naming Edenor as defendant. On January 27, 2009, the ENRE notified Edenor of a preliminary injunction, as a result of the Ombudsman’s claim, pursuant to which Edenor was ordered to refrain from cutting the energy supply to customers challenging the October 2008 tariff increase until a decision is reached with respect to the claim. This injunction has been appealed by Edenor and the Argentine government, the resolution of which is still pending as of the date of this registration statement.

DIVIDENDS

     In accordance with the provisions of the Argentine Personal Asset Tax Law, we are required to pay the personal asset tax, payable by all of our shareholders who are subject to the tax to the Administración Federal de Ingresos Públicos (Argentine Tax Authority, or AFIP) as of December 31 of each year. Although the law permits companies to recover the amounts paid, recovery can be burdensome. In practice, companies usually bear the cost of this tax, which adversely affects their results and does not generate any income tax deduction After review and analysis of the alternatives for public companies in Argentina to recover such tax payments, we established a policy in December 2007 to pay a dividend in advance of the tax payment in an offsetting amount.

     In December 2007, we declared an advance dividend of Ps. 18.3 million. As of the first business day of 2008, a new security was created to represent this advance dividend, in the form of a book-entry coupon. The book-entry coupon was paid on March 19, 2008, the date when the final amount payable to the AFIP was assessed. The book-entry coupon could not be transferred before such payment date. Accordingly, our shares began trading with this coupon as of the first business day of 2008.

     In December 2008, we declared an advance dividend of Ps. 18.3 million. As of the first business day of 2009, a new security was created to represent this advance dividend, in the form of a book-entry coupon. The payment of the book-entry coupon was deferred to March 19, 2009, the date when the final amount payable to the AFIP would be assessed. The book-entry coupon could not be transferred before such payment date. Accordingly, our shares began trading with this coupon as of the first business day of 2009.

     We have paid no other dividends over the past three years. Although we do not have a formal dividend policy, we could decide to pay dividends in the future in accordance with applicable law and based on various factors then existing. See “Item 10. Additional Information—Share Capital—Dividends.”

Item 9. The Offer and Listing
TRADING HISTORY

Our capital stock is comprised of common shares, with a par value of Ps. 1.00 each. For a summary of the number of outstanding shares of each series, see “Item 10. Additional Information—Share Capital.” Each share entitles the holder thereof to one vote at shareholders’ meetings. All outstanding shares are fully paid in and our common shares have been listed on the Buenos Aires Stock Exchange since 1947.

Shares

     Our common shares are currently traded on the Buenos Aires Stock Exchange under the symbol “PAMP.”

The following table sets forth, for the years indicated, the reported high and low sales prices for our shares as well as the average daily trading volume of our shares traded on the Buenos Aires Stock Exchange:

	Pesos per Share

			Average
			Daily Trading
	High	Low	Volume

2003	Ps. 0.63	Ps. 0.33	Ps. 6,386
2004	0.62	0.33	3,081
2005	5.01	0.28	33,184
2006	3.85	1.09	1,487,333
2007	3.02	2.12	9,018,180
2008	Ps. 2.55	Ps. 0.72	Ps. 5,450,027

     The following table sets forth, for the periods indicated, the reported high and low sales prices for our shares as well as the average daily trading volume of our shares traded on the Buenos Aires Stock Exchange:

		Pesos per Share

			Average
			Daily Trading
	High	Low	Volume

2006
First Quarter	Ps. 3.85	Ps. 1.31	Ps. 13,790
Second Quarter	3.83	1.09	478,504
Third Quarter	1.33	1.14	570,070
Fourth Quarter	2.3	1.22	4,391,692
2007
First Quarter	2.65	2.17	6,985,281
Second Quarter	2.93	2.41	9,912,499
Third Quarter	3.02	2.12	8,601,136
Fourth Quarter	3.01	2.43	10,716,779
2008(1)
First Quarter	Ps. 2.55	Ps. 2.07	Ps. 6,675,822
Second Quarter	2.44	1.45	6,746,822
Third Quarter	1.87	1.22	4,219,623
Fourth Quarter	1.35	0.72	4,176,209
2009(1)
First Quarter	Ps. 1.07	Ps. 0.904	Ps. 1,311,671

Pesos per Share

	High	Low	Average Daily Trading Volume

Second Quarter	Ps. 1.22	Ps. 0.941	Ps. 1,7

     The following table sets forth, for the months indicated, the reported high and low sales price for our shares as well as the average daily trading volume of our shares traded on the Buenos Aires Stock Exchange:

	Pesos per Share

	High	Low	Average Daily Trading Volume

2009(1)
January	Ps. 1.07	0.955	Ps. 2,161,581
February	1.05	0.940	751,462
March	1.05	0.940	995,293
April	1.04	0.941	1,166,422
May	1.21	0.945	2,452,291
June	1.22	1.080	1,569,127
July(2)	1.29	1.150	2,195,075

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(1)	2008 and 2009 values as provided by Bloomberg.
(2)	From July 1 through July 22, 2009.

Share Repurchase Program

     Due to the recent international economic crises and the fluctuation in the price of our shares, on September 8, 2008, our board of directors approved a share repurchase program, through which we have acquired shares through transactions in the local market. In addition, we have launched three local tender offers for the acquisition of our ordinary shares in recent months. After each of our tender offers were completed, we resumed open market repurchases. In first local tender offer, launched on October 21, 2008, we acquired 70,000,000 shares of our common stock. In the second local tender offer, launched on November 7, 2008, we acquired 15,384,730 shares of our common stock. In the third local tender offer, launched on January 30, 2009, we acquired 46,689,578 shares of our common stock. With this third tender offer our total holdings of our common stock reached 10% of our total capital stock, the maximum amount that listed companies are permitted to acquire under applicable Argentine regulations. However, due to the current instability in stock prices, the CNV waived this 10% limit until June 2009. On April 16, 2009, our board renewed the share repurchase authorization, and we continued repurchasing shares in the open market until June 30, 2009. As of June 30, 2009, we held 211,883,347 shares, or 13.9%, of our capital stock.

Global Depositary Receipts (GDRs)

     Since December 21, 2006, our GDSs have been listed on the Luxembourg Stock Exchange and traded on the Euro MTF Market, the exchange-regulated market operated by the Luxembourg Stock Exchange. Each GDS represents 25 common shares.

     There has been practically no trading activity on the Euro MTF Market of our shares. The last trade occurred on March 5, 2007. We intend to delist our GDSs from the Luxembourg Stock Exchange upon the listing of our ADSs on the New York Stock Exchange.

     The GDR Depositary has informed us that, as of July 22, 2009, there are approximately 26.6 million outstanding Regulation S GDRs and no outstanding Rule 144A GDRs.

American Depositary Shares (ADSs)

     The Bank of New York, as depositary, will issue ADSs, each representing 25 shares. See “Item 12. Description of Securities Other than Equity Securities—Description of American Depositary Shares.” As of the date of this registration statement, there is no trading market for our ADSs and there can be no assurances as to the establishment or continuity of any such market. Our ADSs are not currently listed on the New York Stock Exchange (NYSE). We plan to apply for listing on the NYSE in connection with this registration statement.

THE ARGENTINE SECURITIES MARKET

Trading on the Buenos Aires Stock Exchange

Trading in the Argentine securities market

     The securities market in Argentina is comprised of 11 stock exchanges consisting of the Buenos Aires Stock Exchange, Bahía Blanca, Corrientes, Córdoba, La Plata, La Rioja, Mendoza, Rosario, Santa Fe, Mar del Plata and Tucumán. Six of these exchanges (Buenos Aires, Rosario, Córdoba, Mendoza, Santa Fe, and La Rioja) have affiliated stock markets and, accordingly, are authorized to quote publicly offered securities. Securities listed on these exchanges include corporate equity and bonds and government securities.

     The Buenos Aires Stock Exchange is the principal and longest-established exchange in Argentina and is currently the fourth largest exchange in Latin America in terms of market capitalization. The Buenos Aires Stock Exchange began operating in 1854 and accounts for approximately 95% of all equity trading in Argentina. Bonds listed on the Buenos Aires Stock Exchange may simultaneously be listed on the Mercado Abierto Electrónico (Electronic Open Market), the Argentine over-the-counter market, or MAE, pursuant to an agreement between Buenos Aires Stock Exchange and MAE which stipulates that equity securities are to be traded exclusively on the Buenos Aires Stock Exchange while debt securities (both public and private) may be traded on both the MAE and the Buenos Aires Stock Exchange. In addition, through separate agreements with the Buenos Aires Stock Exchange, all of the securities listed on the Buenos Aires Stock Exchange may be listed and subsequently traded on the Córdoba, Rosario, Mendoza, La Plata and Santa Fé exchanges, by virtue of which many transactions originating on these exchanges relate to Buenos Aires Stock Exchange-listed companies and are subsequently settled in Buenos Aires. Although companies may list all of their capital stock on the Buenos Aires Stock Exchange, controlling shareholders in Argentina typically retain the majority of a company’s capital stock, resulting in a relatively small percentage of active trading of the companies’ stock by the public on the Buenos Aires Stock Exchange.

     Argentina’s equity markets have historically been comprised of individual investors, though in recent years, there has been an increase in the level of investment by banks and insurance companies in these markets. The participation of the Administración Nacional de la Seguridad Social (ANSES) after the elimination of the Argentine pension funds represents an increasing percentage of the Buenos Aires Stock Exchange market, however, Argentine fondos comunes de inversión (mutual funds) continue to have very low participation. During the year ended December 31, 2008, 91 companies traded shares on the Buenos Aires Stock Exchange, for a total value traded of Ps. 21,049,791 million. The ten most traded companies accounted for 81.1% of that volume. Pampa was the third most traded stock on the Buenos Aires Stock Exchange in 2008, with 7.2% of the total value traded during 2008.

     The Mercado de Valores de Buenos Aires (Buenos Aires Stock Market, or MERVAL) is the largest stock market in Argentina and is affiliated with the Buenos Aires Stock Exchange. MERVAL is a corporation consisting of 133 shareholder members who are the sole individuals or entities authorized to trade, either as principals or agents, in the securities listed on the Buenos Aires Stock Exchange. Trading on the Buenos Aires Stock Exchange is conducted either through the traditional auction system from 11:00 a.m. to 5:00 p.m. on trading days, or through the Sistema Integrado de Negociación Asistida por Computación (Computer-Assisted Integrated Negotiation System, or SINAC). SINAC is a computer trading system that permits trading in both debt and equity securities and is accessed by brokers directly from workstations located in their offices. Currently, all transactions relating to listed negotiable obligations and listed government securities can be effectuated through SINAC. In order to control price volatility, MERVAL imposes a 15-minute suspension on trading when the price of a security registers a variation in price between 10% and 15% and between 15% and 20%. Any additional 5% variation in the price of a security will result in additional 10-minute successive suspension periods.

Regulation of the Argentine securities market

     The Argentine securities market is regulated and overseen by the CNV, pursuant to Law No. 17,811, as amended, which in addition to having created the CNV governs the regulation of security exchanges, as well as stockbroker transactions, market operations, the public offering of securities, corporate governance matters relating to public companies and the trading of futures and options. Argentine insurance companies are regulated by a government agency, whereas financial institutions are regulated primarily by the Central Bank.

     In Argentina, debt and equity securities traded on an exchange or the over-the-counter market must, unless otherwise instructed by their shareholders, be deposited with Caja de Valores S.A. (Caja de Valores), a corporation owned by the Buenos Aires Stock Exchange, MERVAL and certain provincial exchanges. Caja de Valores S.A. is the central securities depositary of Argentina and provides central depositary facilities, as well as acting as a clearinghouse for securities trading and as a transfer and paying agent for securities transactions. Additionally, Caja de Valores S.A. handles the settlement of securities transactions carried out by the Buenos Aires Stock Exchange and operates the computerized exchange information system mentioned above.

     Despite a change in the legal framework of Argentine securities trading in the early 1990s, which permitted the issuance and trading of new financial products in the Argentine capital markets, including commercial paper, new types of corporate bonds and futures and options, there is still a relatively low level of regulation of the market for Argentine securities and investors’ activities in such markets and enforcement of them has been extremely limited. Because of the limited exposure and regulation in these markets, there may be less publicly available information about Argentine companies than is regularly published by or about companies in the United States and certain other countries. However, the CNV has taken significant steps to strengthen disclosure and regulatory standards for the Argentine securities market, including the issuance of regulations prohibiting insider trading and requiring insiders to report on their ownership of securities, with associated penalties for noncompliance.

     In order to improve Argentine securities market regulation, the Argentine government issued Decree No. 677/01 on June 1, 2001, which provided certain guidelines and provisions relating to capital markets transparency and best practices. Decree No. 677/01 applies to individuals and entities that participate in the public offering of securities, as well as to stock exchanges. Among its key provisions, the decree broadens the definition of a “security,” governs the treatment of negotiable securities, obligates publicly listed companies to form audit committees comprised of three or more members of the board of directors (the majority of whom must be independent under CNV regulations), authorizes market stabilization transactions under certain circumstances, governs insider trading, market manipulation and securities fraud and regulates going-private transactions and acquisitions of voting shares, including controlling stakes in public companies.

     Before offering securities to the public in Argentina, an issuer must meet certain requirements established by the CNV with regard to the issuer’s assets, operating history and management, among others, and only securities for which an application for a public offering has been approved by the CNV may be listed on a stock exchange. Despite these requirements imposed by the CNV, CNV approval does not imply any kind of certification as to the quality of the securities or the solvency of the issuer, although issuers of listed securities are required to file unaudited quarterly financial statements and audited annual financial statements and various other periodic reports with the CNV and the stock exchange on which their securities are listed, as well as to report to the CNV and the relevant stock exchange any event related to the issuer and its shareholders that may affect materially the value of the securities traded.

Item 10. Additional Information

SHARE CAPITAL

     Pursuant to our by-laws, our capital stock can be amended by the vote of a majority of our shareholders. As of August 30, 2008, our outstanding capital stock amounts to 1,526,194,242 common shares, with a par value of Ps. 1.00 each and the right to one vote per share, of which 775,183,523 shares were in the form of GDSs (representing 31,007,341 GDSs). All outstanding shares are fully paid in and our common shares have been listed on the Buenos Aires Stock Exchange since 1947.

     Prior to May 31, 2006, we had 6 million outstanding common shares, with a par value of Ps. 1.00 per share. On May 31, 2006, September 28, 2006 and February 1, 2007, we consummated capital increases of 140 million, 300 million and 600 million additional shares, respectively. Also, on September 28, 2007, we issued an additional 480,194,242 shares to the former indirect shareholders of EASA (including shares in the form of GDSs) in connection with our acquisition of Edenor.

     On September 27, 2006, we entered into the Warrants Agreements with Marcelo Mindlin, Damián Mindlin, Gustavo Mariani and Ricardo Torres for the issuance of warrants for up to 20% of our capital stock as consideration for their obligation to assign to the company certain qualified investment opportunities. Pursuant to the amendment to the Warrants Agreements executed on September 28, 2007, the exercise price and the number of underlying shares that the warrants give the right to purchase will not adjust in case of future capital increases (other than stock dividends or capitalization of reserves).

     On August 7, 2006, the CNV approved a public offering of 20% our capital stock that underlies the warrants. As of the date of this registration statement, we have issued 381,548,563 warrants, granting the right to subscribe equal number of ordinary shares, at an exercise price of U.S. $0.27 per share. The warrants will vest by fifths on each of September 28, 2010, September 28, 2011, September 28, 2012, September 28, 2013, and September 28, 2014. The exercise period for the warrants is 15 years from their date of issue, after which time the warrants expire.

     We valued the warrants granted at Ps. 35,300,000. We record a compensation expense ratably over the effective term of the Opportunities Assignment Agreement, consistent with the vesting period, with a credit to the equity reserve. At March 31, 2009, the equity reserve totaled Ps. 29,416,678.

MEMORANDUM AND ARTICLES OF ASSOCIATION

Corporate Purpose

     Pursuant to Article 4 of our by-laws, our corporate purpose is to carry out investment activities in any kind of ventures and companies whatsoever, either directly or through third parties or in association with third parties, in Argentina or abroad, in accordance with and subject to the limitations set forth by Argentine laws and regulations in force; we may organize or take part in the organization of companies or acquire and hold shareholding interests in companies already existing or to be created in Argentina or abroad, be member of temporary business associations, pooling agreements, joint ventures and consortia; make capital contributions for transactions already executed or to be executed in the future; provide financing, exception made of such activities as are governed by the financial institutions law; enter into management agreements in order to manage third-party projects or to be managed by third parties, take part in the purchase, sale and trading of securities, stock and any kind of negotiable instruments and commercial paper in any systems and under any mechanisms already in existence or to be created in the future. We may also acquire, develop, dispose of, encumber, and give and take on lease, concession or lease with option to purchase, any kind of personal and real property for investment purposes. To such end, we have full legal capacity to acquire rights and incur obligations and to carry out any such acts as are not prohibited by the laws or our bylaws, including, without limitation, guaranteeing any obligations of our company or any third party.

Year-End Date

     Our shareholders’ meeting on October 11, 2006 resolved to substitute our former fiscal year-end date of June 30 with the current year-end date of December 31. Registration of this change in the fiscal year-end date with the Argentine Public Registry of Commerce was completed on May 3, 2007.

Shareholder’s Liability

     Shareholders’ liability for losses of a company is limited to the value of their shareholdings in the company. However, under the Argentine Corporate Law, shareholders who have a conflict of interest with the company and do not abstain from voting may be held liable for damages to the company, provided that the votes have been decisive for the formation of the corporate will. In addition, shareholders who voted in favor of a resolution that is subsequently declared void by a court as contrary to Argentine laws or a company’s by-laws (or regulations, if any) may be held jointly and severally liable for damages to such company, other shareholders or third parties resulting from such resolution. See also “Item 3. Key Information—Risk Factors—Risks relating to our shares and the ADSs—Our shareholders may be subject to liability for certain votes of their securities.”

Redemption and Withdrawal Rights

     Our shares are subject to a proportional redemption in connection with a capital reduction by the vote of a majority of shareholders at an extraordinary shareholders’ meeting based on a favorable report of a statutory auditor. Any shares so redeemed must be cancelled by us.

     If such were the case, we would be required to reimburse the value of the shares to the shareholders exercising such right in the cases described below.

     Whenever our shareholders approve a spin-off or merger in which we are not the surviving corporation and the shares our shareholders receive as a result of such spin-off or merger are not publicly traded, the change of our corporate legal status, a fundamental change in our corporate purpose, change of our domicile outside of Argentina, voluntary withdrawal from public offering or delisting, our continuation in the case of mandatory delisting or cancellation of the public offering authorization, or a total or partial recapitalization following a mandatory reduction of our capital or liquidation, any shareholder that voted against such action or did not attend the meeting at which the decision was taken, may withdraw and receive the book value of its shares, determined on the basis of our latest balance sheet prepared or that should have been prepared in accordance with Argentine laws and regulations, provided that such shareholder exercises its appraisal rights within a determined period. However, because of the absence of legal precedent directly on point, there is doubt as to whether holders of ADSs will be able to exercise their appraisal rights either directly or through the depositary with respect to the shares represented by the ADSs. The appraisal rights must be exercised within the five days following the adjournment of the meeting at which the resolution was adopted, in the event that the dissenting shareholder voted against such resolution, or within 15 days following such adjournment if the dissenting shareholder did not attend such meeting and can prove that it was a shareholder on the date of such meeting. In the case of merger or spin-off, appraisal rights may not be exercised if the shares to be received as a result of such transaction are authorized for public offering or listed. Appraisal rights are extinguished if the resolution giving rise to such rights is revoked at another shareholders’ meeting held within 60 days of the meeting at which the resolution was adopted.

     Payment on the appraisal rights must be made within one year of the date of the shareholders’ meeting at which the resolution was adopted, except when the resolution was to delist our shares or to continue following a mandatory delisting, in which case the payment period is reduced to 60 days from the resolution date.

Preemptive and Accretion Rights

     Pursuant to section 194 of the Argentine Corporate Law, holders of common shares have preemptive rights proportionate to the number of shares held by each holder, to subscribe for shares of capital of the same class owned by the shareholder, and accretion rights to subscribe additional common shares not subscribed by other shareholders on a pro rata basis. Preemptive rights and accretion rights may be waived only by each shareholder on a case-by-case basis. In accordance with section 194 of the Argentine Corporate Law, our by-laws provide that the holders of common shares have preemptive rights to subscribe additional common shares in any amount sufficient to maintain their pro rata share of capital.

     Alternatively, pursuant to the Argentine Corporate Law, in exceptional cases and on a case by case basis when required for the best interest of the company, the shareholders at an extraordinary meeting with a special majority may decide to limit or suspend shareholders preemptive rights, provided that the resolution is included in the agenda of the meeting and the shares to be issued are paid in kind or are issued to cancel preexisting obligations.

     Pursuant to Argentine law, if authorized by an extraordinary shareholders’ meeting, companies authorized to make public offerings of their shares may shorten the period during which preemptive rights may be exercised from 30 to up to 10 days following the publication of the offering to the shareholders to exercise preemptive rights in the official gazette and a newspaper of wide circulation in Argentina. Preemptive rights are exercisable following the described publication (which has to be made for three days) for a period of 30 days, provided such period is not reduced as described above.

     Shareholders who have exercised their preemptive rights have the right to exercise accretion rights at the same time, on a pro rata basis, with respect to any unsubscribed common shares. Shares not subscribed by shareholders by virtue of preemptive or accretion rights may be offered to third parties.

     Holders of ADSs may be restricted in their ability to exercise preemptive rights if a prospectus under the Securities Act relating thereto has not been filed or is not effective or an exemption from registration is not available.

Voting Rights

     Under our by-laws, our common shares entitle the holder thereof to one vote per share at any meeting of our shareholders.

Dividends

     In accordance with section 36 of our by-laws, our yearly net income (as adjusted to reflect changes in prior results) is allocated in the following order:

(1) to comply with our legal reserve policy requirement of 5% of our realized and liquid earnings until such reserve equals up to 20% of the capital (pursuant to section 70 of the Argentine Corporate Law);

(2) to pay the accrued fees of the members of the board of directors and statutory audit committee;

(3) for voluntary or contingent reserves, as may be resolved from time to time by our shareholders at the annual ordinary shareholders’ meeting; and

(4) the remainder of the net income for the year may be distributed as dividends on common shares or as otherwise decided by our shareholders at the annual ordinary shareholders’ meeting.

Registration Requirements of Foreign Companies

     Under the Argentine Corporate Law, foreign companies that hold shares in an Argentine company must register with the public registry of commerce to exercise certain shareholder rights, including voting rights. The registration with the public registry of commerce in certain jurisdictions, such as in the City of Buenos Aires, requires the filing of corporate and accounting documents in order to demonstrate that the foreign shareholder: (1) is not a special purpose vehicle created solely to conduct business in Argentina, (2) owns non-current assets outside of Argentina that are significant compared to its assets owned or to be owned in Argentina and (3) is entitled to conduct business in its place of organization.

Liquidation Rights

     Pursuant to section 109 of the Argentine Corporate Law, in the case of our liquidation or dissolution, our assets will be applied to satisfy our outstanding liabilities and then proportionally distributed among holders of our shares.

Ordinary and Extraordinary Shareholders’ Meetings

     Shareholders’ meetings may be ordinary meetings or extraordinary meetings. We are required to convene and hold an ordinary meeting of shareholders within four months of the close of each fiscal year to consider the matters specified in the first two paragraphs of Section 234 of the Argentine Corporate Law, such as the approval of our financial statements, allocation of net income for such fiscal year, approval of the reports of the board of directors and the audit committee and election, performance and remuneration of directors and members of the statutory audit committee. In addition, pursuant to Transparency Decree, at an ordinary shareholders’ meetings, our shareholders must consider (1) the disposition of, or creation of any lien over, our assets as long as such decision has not been performed under the ordinary course of business and (2) the execution of administration or management agreements and whether to approve any agreement by virtue of which the assets or services provided to us are paid partial or totally with a percentage of our income, results or earnings, if the payment is material when measured against the volume of the ordinary course of business and our shareholders’ equity. Other matters that may be considered at an ordinary shareholders’ meeting convened and held at any time include the responsibility of directors and members of the statutory audit committee, capital increases and the issuance of certain notes. Extraordinary shareholders’ meetings may be called at any time to consider matters beyond the authority of an ordinary meeting including, without limitations, the amendment of our by-laws, issuance of debentures, early dissolution, merger, spin off, reduction of capital stock and redemption of shares, transformation from one type of entity to another, appointment, removal and retribution of the liquidators and limitation or suspension of shareholders’ preemptive rights.

     In accordance with Article 21 g) of our by-laws, our board of directors has broad borrowing powers, and may incur any indebtedness without the approval of the shareholders, unless the indebtedness consists of the issuance of notes (pursuant to Law No. 23,576) or debentures (pursuant to the Argentine Corporate Law), in which cases, the decision must be approved by our shareholders as described above.

Notices of Meetings

     Notices of shareholders’ meetings are governed by the provisions of the Argentine Corporate Law. Furthermore, notice of shareholders’ meetings must be published for five days in the Official Gazette, in an Argentine newspaper of wide circulation and in the bulletin of the Buenos Aires Stock Exchange, at least 20 but not more than 45 days prior to the date on which the meeting is to be held. Such notice must include information regarding the type of meeting to be held, the date, time and place of such meeting and the agenda. If a quorum is not available at such meeting, a notice for a meeting on second call, which must be held within 30 days of the date on which the first meeting was called, must be published for three days at least eight days before the date of the meeting on second call. The above described notices of shareholders’ meetings may be effected simultaneously for the meeting on second call to be held on the same day as the first meeting, only in the case of ordinary meetings and special shareholders’ meetings of a relevant class of shares. Shareholders’ meetings may be validly held without notice if all the shares of our outstanding share capital are present and resolutions are adopted by unanimous vote of shares entitled to vote.

Quorum and Voting Requirements

     The quorum for ordinary meetings of shareholders on first call is a majority of the shares entitled to vote, and action may be taken by the affirmative vote of an absolute majority of the shares present that are entitled to vote on such action. If a quorum is not available at the first meeting a meeting on second call may be held at which action may be taken by the holders of an absolute majority of the shares present, regardless of the number of such shares. The quorum for an extraordinary shareholders’ meeting on first call is 60% of the shares entitled to vote, and if such quorum is not available, a meeting on second call may be held, for which the quorum is 30% of the shares entitled to vote.

     Action may be taken at extraordinary shareholders’ meetings by the affirmative vote of an absolute majority of shares present that are entitled to vote on such action, except that: the approval of a majority of shares with voting rights (for these purposes, non-voting preferred shares shall have voting rights and multiple votes shares shall have one vote per share), is required at both the meetings on first and second call for: (1) the transfer of our domicile outside Argentina, (2) a fundamental change of the corporate purpose set forth in our by-laws, (3) total or partial recapitalization, (4) limitation or suspension of the shareholders’ preemptive and accretion rights, (5) the creation of voluntary reserves with the company’s net profits, if such funds together with the existing voluntary reserves exceeds the amount of capital stock and legal reserves, (6) continuation of the company upon delisting or cancellation of our public offering authorization or (7) merger or spin-off (except if we are the absorbing company), and (8) our anticipated dissolution.

     Pursuant to Article 33 of our by-laws: (1) any amendment to the regime of Mandatory Public Tender Offer upon acquisition of a controlling interest in our capital stock, as described below under “—Mandatory Public Tender Offer Upon Acquisition of 50% of our Voting Shares,” requires for approval the favorable vote of shares representing at least 66.6% of the capital stock issued and outstanding, (2) any amendment to the rules of the Audit Committee as well as any amendment to the regime of Mandatory Public Tender Offer upon acquisition of a significant interest in our capital stock as described below under “—Mandatory Public Tender Offer upon Acquisition of 35% of our Voting Shares,” shall require for approval the favorable vote of at least 66.6% of the shareholders in attendance at the meeting to the extent that they represent at least 35% of the capital stock issued and (3) any amendment to the special majority regime as established above which shall require for approval the same special majority intended to be amended.

     Shareholders’ meetings may be called by the board of directors or the members of the statutory audit committee whenever required by law or whenever they deem it necessary. Also, the board or the members of the statutory audit committee are required to call shareholders’ meetings upon the request of shareholders representing an aggregate of at least five percent of our outstanding share capital in which case the meeting must take place within 40 days of such shareholders’ request. If the board or the statutory audit committee fails to call a meeting following such a request, a meeting may be ordered by the CNV or by the courts. In order to attend a meeting, a shareholder must also deposit with us a certificate of book entry shares registered in its name and issued by Caja de Valores at least three business days prior to the date on which the meeting is to be held. If so entitled to attend a meeting, a shareholder may be represented by proxy. Proxies may not be granted to our board, members of the statutory audit committee, officers or employees.

Election of Directors

     In accordance with Article 12 of our by-laws, our board of directors is composed of nine regular members appointed by the Ordinary Meeting of Shareholders. Our directors will be elected for three-year terms, which terms shall be in force until a replacement director is appointed. The election of our directors will be made on a staggered basis, so that one third of the board membership is renewed each year. The directors will be elected by slate, always provided that no shareholder or group of shareholders holding more than 3% of our capital stock objects to such election method. In the event of such an objection, their election will be made individually. Any shareholder or group of shareholders who holds more than 3% of our capital stock (each, a Proposer) may require our Board to give notice to the other shareholders of the candidate slate or individual candidates to be proposed by such shareholder or group of shareholders to the shareholders’ meeting for election. In the case of depositary banks that are holders of shares of our common stock registered in their name, this rule will be applicable to the beneficiaries. To such end, the relevant slate executed by the Proposer or its representatives, as applicable, will be sent to the chairman of our board or whoever replaces him, no less than five business days prior to the date of the relevant shareholders’ meeting, so as to be officially notified by publication in the Bulletin of the Buenos Aires Stock Exchange at least two days prior to the meeting’s date. In order to facilitate the formation of the slates and the record of the candidates’ names, as from the date of the first notice calling for the relevant meeting, a special book will be made available to the shareholders at the registered office in which the names of the slates or candidates proposed by any shareholders shall be recorded. Similarly, our board of directors will propose to the shareholders’ meeting a slate of candidates for election by slate or individually, if the former election method were objected to, whose names will be made known to all the shareholders together with the slates proposed by the Proposer. In addition, no proposal for the election of directors may be made, either before or during the shareholders’ meeting, unless written evidence of acceptance of office by the proposed candidates is submitted to us. Such slate or person, as the case may be, who obtains the vote of a majority of the shares present at the meeting will be declared elected. If no slate obtains such majority, a new voting will be taken in which the two slates or persons that obtained the largest number of votes will take part, and the slate or person who obtains the largest number of votes will be declared elected. The preceding rules will not prevent a shareholder who is present at the shareholders’ meeting from proposing candidates not included in the proposals from our board of directors.

     There are no provisions under Argentine law or in our by-laws providing for the retirement of directors under an age limit requirement.

Directors’ compensation

     In accordance with Article 31 of our by-laws, our director’s compensation is considered and approved by our shareholders in an ordinary meeting held in compliance with such law. Additionally, pursuant to our audit committee charter, our audit committee is responsible for approving, by a vote of only its independent members, any proposal related to the remuneration and compensation of our directors and executive officers, before any proposal, which is always non binding, is submitted by our board of directors to the shareholders for their consideration. Any proposal for remuneration or compensation that is not approved by our audit committee cannot be submitted by the board of directors to our shareholders.

Mandatory Public Tender Offer Upon Acquisition of 35% of Our Voting Shares

     Our by-laws provide in Article 38 that in the event that any person, directly or indirectly, individually or in agreement with other persons, by any means or title (pursuant to a sale, an assignment, pursuant to foreclosure proceedings either at court or out of court, or pursuant to any other means of disposal or transfer), acquires or becomes the beneficial owner of shares of our common stock, options, warrants or securities of the company convertible into shares, convertible notes, GDRs or ADRs and options to acquire shares (together, our Securities) representing, or entitling in the event of conversion, when added to such person’s prior holding, if any, to 35% or more of our voting stock, even though such interest does not confer control over us, such person or group of persons shall be required to publicly tender for 100% of our outstanding capital stock and Securities at a price no less than the highest of: (1) the share price of the company in U.S. Dollars determined based on a valuation of our net worth prepared by an independent, internationally-recognized investment bank, the valuation must take into account an increase in the company’s capital stock as a result of the exercise of conversion rights as contained in the Securities and must be performed on the basis of the most recent balance sheet approved by the company; (2) 135% of the subscription price (denominated in U.S. Dollars, as of the date of subscription of any shares issued as a result of a capital increase during the 24-month period immediately preceding the date of the notice of such person or group of persons announcing the commencement of the mandatory tender offer for the acquisition of a significant interest herein established, adjusted to reflect any stock split, stock dividends, par value variation, capital reduction, earning capitalization, reserves, accounting adjustments or any other special item of our balance sheet or corporate transactions whereby bonus shares of our common stock and/or Securities are delivered; and (3) 135% of the weighted average listing price in U.S. Dollars (at closing of trading) of our shares of common stock and/or GDRs during the 120-day period immediately preceding the notice announcing the commencement of the mandatory tender offer due to acquisition of a significant interest, in the Buenos Aires Stock Exchange and in New York and at any other exchange or market in which our shares and Securities are listed, adjusted to reflect any stock split, stock dividend, par value variation, capital reduction, earning capitalization, reserves, accounting adjustments or any other special item of our balance sheet or corporate transactions whereby bonus shares of our common stock and/or Securities are delivered.

Mandatory Public Tender Offer Upon Acquisition of 50% of Our Voting Shares

     Our by-laws provide in Article 38 that in the event that any person, directly or indirectly, individually or in agreement with other persons, by any means or title (pursuant to a sale, an assignment, foreclosure proceedings either at court or out of court, or to any other means of disposal or transfer), acquires or becomes the beneficial owner of shares of our common stock and/or Securities, representing or entitling in the event of conversion, when added to such person’s prior holding, if any, more than 50% of our voting stock or in any other way entitling the purchaser to exercise the power to remove a majority of our directors (each, a Controlling Interest), prior to acquiring such Controlling Interest, such person or group of persons shall make a public tender offer to purchase shares of our common stock and Securities held by all other shareholders at a price no less than the highest of: (1) the share price of the company in U.S. Dollars, determined based on a valuation of our net worth prepared by an independent, internationally-recognized investment bank, the valuation must take into account an increase in the company’s capital stock as a result of the exercise of conversion rights as contained in the Securities of the company and must be performed on the basis of the most recent balance sheet approved by the company; (2) 135% of the subscription price denominated in U.S. Dollars, as of the date of subscription of any shares issued as a result of a capital increase during the 24-month period immediately preceding the date of the notice announcing the commencement of the mandatory tender offer for the acquisition of a significant interest herein established, adjusted to reflect any stock split, stock dividends, par value variation, capital reduction, earning capitalization, reserves, accounting adjustments or any other special item of our balance sheet or corporate transactions whereby bonus shares of our common stock and/or Securities are delivered; (3) 135% of the weighted average listing price in U.S. Dollars (at closing of trading) of our shares of common stock and/or GDRs or ADRs during the 120-day period immediately preceding the notice announcing the commencement of the mandatory tender offer due to acquisition of a significant interest, in the Buenos Aires Stock Exchange and in New York and at any other exchange or market in which our shares and Securities are listed adjusted to reflect any stock split, stock dividends, par value variation, capital reduction, earning capitalization, reserves, accounting adjustments or any other special item of our balance sheet or corporate transactions whereby bonus shares of our common stock and/or Securities are delivered; and (4) the highest price per share or Securities paid by such person or on behalf of such person, in relation to any acquisition of shares and/or Securities within a period of two years immediately prior to the announcement of Acquisition of a Controlling Interest, adjusted to reflect any stock split, stock dividend, par value variation, capital reduction, earning recapitalization, reserves, accounting adjustments or any other special item of our balance sheet or corporate transactions whereby shares of our common stock or other securities are delivered.

Duty to Inform

     Our by-laws provide in Article 38 that any person, whether acting directly or indirectly through other persons or legal entities, as well as any group of people acting in agreement with other persons, who (1) acquires or sells our shares of common stock or Securities by any means or title, (2) alters the configuration or composition of its direct or indirect interest in our capital stock, (3) converts notes into shares of common stock, (4) exercises options to purchase any convertible securities mentioned or (5) changes its intention with respect to its interest in our capital stock, in existence at the time any of the assumptions provided for in preceding (1) to (4), as long as, in each case, the purchase made in each of such assumptions grants control over 5% or more of our capital stock or voting rights, shall, immediately upon consummation of the transaction or change in intentions, inform us of such circumstances, irrespective of compliance with any additional duty that applicable securities rules and regulations may require if such were the case. Future transactions for an amount equivalent to a multiple of 5% of our capital stock or voting rights must also be communicated to us.

Form and Transfer

     Our current share capital is represented by book-entry shares. Our shareholders are required to hold their shares through book-entries directly made by Caja de Valores in the shares registry of the company carried by Caja de Valores or through book-entries with brokers, banks and other entities approved by the CNV that have accounts with Caja de Valores, or with the participants of Caja de Valores. Caja de Valores is in charge of maintaining a shares registry on our behalf based on information received from shareholders that choose to hold their shares directly by registration on the shares registry of the company and from participants of Caja de Valores, and in accordance with Argentine law only those holders listed in the shares registry either directly or through participants of Caja de Valores will be recognized as shareholders. Shares held by participants of the Caja de Valores have the same rights as shares recorded in our shareholders’ register.

Certain Differences between Argentine and U.S. Corporate Law

     Investors should be aware that the Argentine Corporate Law and the Argentine Securities Market Law, both of which apply to us, differ in certain material respects from laws generally applicable to U.S. corporations and their shareholders.

Mergers, consolidations, and similar arrangements

     Under Argentine law, a company is permitted to merge with another company only if a majority of the shares representing the company’s outstanding capital stock approve the merger at a duly convened general extraordinary shareholders’ meeting. In addition, a higher threshold requiring the approval of greater than a majority of shares may be imposed under the company’s by-laws.

     In contrast, under Delaware law, with certain exceptions, a merger, consolidation, or sale of all or substantially all of the assets of a corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote thereon. Under Delaware law, a shareholder of a corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which the shareholder may receive payment in the amount of the fair market value of the shares held by the shareholder (as determined by a court) in lieu of the consideration the shareholder would otherwise receive in the transaction. Delaware law also provides that a parent corporation, by resolution of its board of directors and without any shareholder vote, may merge with any subsidiary of which it owns at least 90% of each class of capital share. Upon any such merger, dissenting shareholders of the subsidiary would have appraisal rights.

Anti-Takeover provisions

     Although a specific rule does not exist regarding anti-takeover provisions under Argentine law, public companies are allowed to include provisions in their by-laws in order to restrict the ability of third parties to acquire control of the company. The company’s by-laws may provide that in order to take certain actions, a supermajority is required with respect to the shares entitled to vote thereon. Pursuant to the CNV rules, any group or individual that directly or indirectly seeks to acquire an amount of voting shares of a company (including rights to subscribe to such shares or options to acquire such shares), that could result in substantial participation rights with respect to the capital stock of such company, is required to, prior to the acquisition and within ten days of seeking to acquire such company, conduct a mandatory public offering. For a detailed description of the anti-takeover provisions in our bylaws, see “—Mandatory Public Tender Offer Upon Acquisition of 35% of Our Voting Shares” and “—Mandatory Public Tender Offer Upon Acquisition of 50% of Our Voting Shares.”

     In contrast, under Delaware law, corporations can implement shareholder rights plans and other measures, including staggered terms for directors and super-majority voting requirements, to prevent takeover attempts. Delaware law also prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested shareholder for a period of three years after the date of the transaction in which the shareholder became an interested shareholder unless:

  prior to the date of the transaction in which the shareholder became an interested shareholder, the board of directors of the corporation approves either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder;

  upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owns at least 85% of the voting stock of the corporation, excluding shares held by directors, officers, and employee stock plans; or

  at or after the date of the transaction in which the shareholder became an interested shareholder, the business combination is approved by the board of directors and authorized at a shareholders’ meeting by at least 66 2/3% of the voting stock that is not owned by the interested shareholder.

Shareholders’ suits

Class action lawsuits

     Under Argentine law, class action lawsuits are not permitted. In contrast, under Delaware law, class actions and derivative actions are generally available to shareholders for purposes of, among other things, breaches of fiduciary duty, corporate waste and other actions or omissions that conflict with applicable law. In these kinds of actions, the court generally has discretion to permit the winning party to recover attorneys’ fees incurred in connection with the action.

Shareholder proposals

     Under Argentine law, directors are nominated by shareholders, and there is no special provision restricting the manner in which nominations may be made. Our by-laws provide for election of directors by slate or individually, as described with further detail under “—Election of Directors.”

     In contrast, Delaware law does not include a provision restricting the manner in which nominations for directors may be made by shareholders or the manner in which business may be brought before a meeting.

Calling of special shareholders’ meetings

     Under Argentine law and our by-laws, a shareholders’ meeting may be convened by the board of directors or by the statutory audit committee. Under our by-laws, shareholders representing at least 5% of our outstanding capital stock may request that the board of directors or the statutory audit committee call a shareholders’ meeting to discuss the matters indicated in the written request. The request must indicate the subject to be dealt with and the board of directors or the statutory audit committee must convene a shareholders’ meeting to be held within forty days after receipt of the request. If the board of directors or the statutory audit committee fails to convene a shareholders’ meeting, the meeting may be called by the public authority or judicially.

     Delaware law permits the board of directors or any person who is authorized under a corporation’s certificate of incorporation or by-laws to call a special meeting of shareholders.

Cumulative voting

     Under Argentine law, cumulative voting for the election of one third of the vacant directors is permitted. Under Delaware law, cumulative voting for the election of directors is permitted only if expressly authorized in the certificate of incorporation.

Approval of corporate matters by written consent

     Under Argentine law, a shareholder is not allowed to take action or vote by written consent.

     Delaware law permits shareholders to take action by written consent of holders of outstanding shares having more than the minimum number of votes necessary to take the action at a shareholders’ meeting at which all voting shares were present and voted.

Amendment of certificate of incorporation

     Under Argentine law, it is not possible to amend a company’s acta constitutiva (certificate of incorporation). However, the provisions that govern an Argentine company are contained in each company’s bylaws, which may be amended in the manner described below. Under Delaware law, a company’s certificate of incorporation generally may be amended by a vote of the majority of shareholders entitled to vote thereon (unless otherwise provided in the certificate of incorporation), subsequent to a resolution of the board of directors proposing such amendment.

Amendment of by-laws

     Under Argentine law, amending a company’s by-laws requires shareholder approval at an extraordinary shareholders’ meeting. Argentine law and our by-laws require that at least 60% of the voting shares, at first call, or 30% at second call, which represent the company’s outstanding capital stock, be present at the meeting and that the resolutions be approved by an absolute majority of the present shares (unless the by-laws require a higher threshold). Pursuant to our by-laws, certain resolutions must be taken by 66.6% of the voting shares, present or not at the meeting.

     Under Delaware law, holders of a majority of the voting power of a corporation and, if so provided in the certificate of incorporation, the directors of the corporation, have the power to adopt, amend, and repeal the by-laws of a corporation.

Staggered board of directors

     Argentine law permits companies to have (and our by-laws provide for) a staggered board of directors. Delaware law also permits corporations to have a staggered board of directors.

MATERIAL CONTRACTS

     Our agreement to acquire our distribution business is described in “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions” and “Item 6. Directors, Senior Management and Employees—Opportunities Assignment Agreement and Warrants.”

EXCHANGE CONTROLS

     A discussion of exchanges rates and controls is included in “Item 3. Key Information—Exchange Rates and Controls.”

TAXATION

     The following summary contains a description of the principal Argentine and U.S. federal income tax consequences of the acquisition, ownership and disposition of common shares or ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase common shares or ADSs. The summary is based upon the tax laws of Argentina and regulations thereunder and on the tax laws of the United States and regulations thereunder as in effect on the date hereof, which are subject to change. Investors should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of common shares or ADSs.

     Although there is at present no income tax treaty between Argentina and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. holders of common shares or ADSs.

Argentine Tax Considerations

Dividends tax

     Dividends paid on our common shares or ADSs, whether in cash, property or other equity securities, are not subject to income tax withholding, except for dividends paid in excess of our taxable accumulated income at the previous fiscal period that are subject to withholding at the rate of 35% in respect of the excess portion of the dividends paid.

Capital gains tax

     Due to certain amendments made to the Argentine Income Tax Law by Law 25,414, Decree No. 493/2001 (the AITL) and the abrogation of Law 25,414 by Law 25,556, it is not clear whether certain amendments concerning payment of capital gain taxes are in effect or not. Although Opinion No. 351 of the National Treasury General Attorney Office clarified the legal status of certain matters affecting the tax treatment of capital gains certain issues still remain unclear.

Resident individuals

     Under what we believe to be a reasonable interpretation of the AITL: (1) income obtained from the sale, exchange or other disposition of our common shares or ADSs by resident individuals who do not sell or dispose of Argentine shares on a regular basis would not be subject to Argentine income tax, and (2) although there still exists uncertainty regarding this issue, income obtained from the sale, exchange or other disposition of our common shares or ADSs by resident individuals who sell or dispose of Argentine shares on a regular basis should be exempt from Argentine income tax.

Foreign beneficiaries

     Capital gains obtained by non residents or foreign entities from the sale, exchange or other disposition of our common shares or ADSs are exempt from income tax. Pursuant to a reasonable construction of the AITL, and although the matter is not completely free from doubt, such treatment should also apply to those foreign beneficiaries that qualify as offshore entities for purposes of Argentine tax laws. For this purpose, an “offshore entity” is any foreign legal entity if pursuant to its by-laws or to the applicable regulatory framework: (1) its principal activity is to invest outside of its jurisdiction of incorporation and/or (2) it cannot perform in such jurisdiction certain transactions.

Local entities

      Capital gains obtained by Argentine entities in general, entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of non Argentine entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina derived from the sale, exchange or other disposition of our common shares or ADSs are subject to income tax at the rate of 35%. Losses arising from the sale of our common shares or ADSs can be applied to offset such income.

Personal assets tax

     Argentine entities, such as us, have to pay the personal assets tax corresponding to Argentine and foreign individuals and foreign entities for the holding of our shares at December 31 of each year. The applicable tax rate is 0.5% and is levied on the valor patrimonial proporcional, or the book value, of the shares arising from the last balance sheet. Pursuant to the Personal Assets Tax Law, the Argentine company is entitled to seek reimbursement of such paid tax from the applicable Argentine individuals and/or foreign shareholders or by withholding dividend payments.

Value added tax

     The sale, exchange or other disposition of our common shares or ADSs and the distribution of dividends are exempted from the value added tax.

Transfer taxes

      The sale, exchange or other disposition of our common shares or ADSs is not subject to transfer taxes.

Stamp taxes

     Stamp taxes may apply in the City of Buenos Aires and in certain Argentine provinces in case transfer of our common shares or ADSs is performed or executed in such jurisdictions by means of written agreements. No stamps taxes are levied on the transfer of our common shares in the City of Buenos Aires.

Other taxes

     There are no Argentine inheritance or succession taxes applicable to the ownership, transfer or disposition of our common shares or ADSs. In addition, neither the minimum presumed income tax nor any local gross turnover tax is applicable to the ownership, transfer or disposition of our common shares or ADSs.

Tax treaties

     Argentina has signed tax treaties for the avoidance of double taxation with Australia, Austria, Belgium, Bolivia, Brazil, Canada, Chile, Denmark, Finland, France, Germany, Italy, the Netherlands, Norway, Russia, Spain, Sweden, Switzerland and the United Kingdom. There is currently no tax treaty or convention in effect between Argentina and the United States. It is not clear when, if ever, a treaty will be ratified or entered into effect. As a result, the Argentine tax consequences described in this section will apply, without modification, to a holder of our common shares or ADSs that is a U.S. resident. Foreign shareholders located in certain jurisdictions with a tax treaty in force with Argentina may be exempted from the payment of the personal asset tax.

United States Federal Income Tax Considerations

     This summary describes certain U.S. federal income tax consequences for a U.S. holder (as defined below) of acquiring, owning, and disposing of ADSs. This summary applies to a holder only if such holder holds the ADSs as capital assets for tax purposes. This summary does not apply to investors that are members of a class of holders subject to special rules, such as:

  a dealer in securities or currencies;

  a trader in securities that elects to use a mark-to-market method of accounting for securities holdings;

  a bank;

  a life insurance company;

  a tax-exempt organization;

  a person that holds ADSs that are a hedge or that are hedged against interest rate or currency risks;

  a person that holds ADSs as part of a straddle or conversion transaction for tax purposes;

  a person who is liable for the alternative minimum tax;

  a person whose functional currency for U.S. tax purposes is not the U.S. Dollar; or

  a person that owns or is deemed to own 10% or more of any class of our stock.

     This summary is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. Investors should consult their own tax advisors concerning the consequences of purchasing, owning, and disposing of ADSs in their particular circumstances, including the possible application of state, local, non-U.S. or other tax laws. For purposes of this summary, an investor is a “U.S. holder” if such investor is a beneficial owner of an ADS and is:

  a citizen or resident of the United States;

  a U.S. domestic corporation; or

  otherwise subject to U.S. federal income tax on a net income basis with respect to income from the ADS.

     If a partnership holds our ADSs, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. An investor who is a partner of a partnership holding our ADSs should consult its own tax advisor.

     In general, if an investor is the beneficial owner of ADSs, such investor will be treated as the beneficial owner of the common stock represented by those ADSs for U.S. federal income tax purposes, and no gain or loss will be recognized if such investor exchanges an ADS for the common stock represented by that ADS.

Dividends

     The gross amount of distributions that investors receive (prior to deduction of Argentine taxes) generally will be subject to U.S. federal income taxation as foreign source dividend income, to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Dividends paid in Argentine Pesos will be included in an investor’s income in a U.S. Dollar amount calculated by reference to the exchange rate in effect on the date of the depositary’s receipt of the dividend, regardless of whether the payment is in fact converted into U.S. Dollars. If such a dividend is converted into U.S. Dollars on the date of receipt, investors generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. Subject to certain exceptions for short-term (60 days or less) and hedged positions, the U.S. Dollar amount of dividends received by an individual U.S. holder in respect of ADSs before January 1, 2011 generally will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (1) the ADSs are readily tradable on an established securities market in the United States and (2) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (PFIC), as described below under “Passive Foreign Investment Company.” The ADSs are listed on the New York Stock Exchange and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2008 taxable year. In addition, based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2009 taxable year.

     Based on existing guidance, it is not entirely clear whether dividends received with respect to the common shares will be treated as qualified dividends, because the common shares are not themselves listed on a U.S. exchange. In addition, the U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, it is not clear whether we will be able to comply with them. U.S. holders of ADSs should consult their own tax advisors regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances

     Distributions of additional shares in respect of ADSs that are made as part of a pro-rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax.

Sale or other disposition

     Upon a sale or other disposition of ADSs, an investor will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the U.S. Dollar value of the amount realized and such investor’s tax basis, determined in U.S. Dollars, in the ADSs. Generally, such gain or loss realized on the sale or other disposition of ADSs will be treated as U.S. source capital gain or loss, and will be long-term capital gain or loss if the ADSs were held for more than one year. The ability to offset capital losses against ordinary income is limited. Long-term capital gain recognized by an individual U.S. holder before January 1, 2011 generally is subject to taxation at a maximum rate of 15%.

Foreign tax credit considerations

     Investors should consult their own tax advisors to determine whether they are subject to any special rules that limit their ability to make effective use of foreign tax credits. If no such rules apply, investors may claim a credit against their U.S. federal income tax liability for Argentine taxes withheld from cash dividends on the ADSs, so long as they have owned the ADSs (and not entered into specified kinds of hedging transactions) for at least a 16-day period that includes the ex-dividend date. Instead of claiming a credit, investors may, at their election, deduct such Argentine taxes in computing their taxable income, subject to generally applicable limitations under U.S. tax law. The calculation of foreign tax credits and, in the case of a U.S. holder that elects to deduct foreign taxes, the availability of deductions, involve the application of complex rules that depend on a U.S. holder’s particular circumstances. Investors should consult their own tax advisors regarding the creditability or deductibility of such taxes.

Passive foreign investment company

     Special U.S. tax rules apply to companies that are considered to be passive foreign investment companies (PFICs). We will be classified as a PFIC in a particular taxable year if either:

  75 percent or more of our gross income for the taxable year is passive income; or

  the average percentage of the value of our assets that produce or are held for the production of passive income, determined over the course of the taxable year, is at least 50 percent.

     For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income.

     Based on our review of our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2008 taxable year. In addition, based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2009 taxable year.

     Although we do not believe that we are a PFIC and do not anticipate becoming a PFIC in the future, the determination whether we are a PFIC will be made annually. Accordingly, it is possible that our status as a PFIC may change in any future taxable year due to changes in our asset or income composition. If we are a PFIC for any taxable year during which a holder holds our ADSs, such holder will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of ADSs. In certain circumstances, a holder of shares (or ADSs) in a PFIC may make certain elections in lieu of being subject to the excess distribution rules described above. Investors are urged to consult their tax advisors concerning the United States federal income tax consequences of holding ADSs if we are considered a PFIC in any taxable year.

U.S. information reporting and backup withholding rules

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries are subject to information reporting and may be subject to backup withholding unless the holder (1) is a corporation or other exempt recipient or (2) provides a taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. Investors may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim or refund with the Internal Revenue Service and filing any required information.

DIVIDENDS AND PAYING AGENTS

     The holders of ADSs are entitled to receive dividends to the same extent as the owners of our common shares. We have not paid any dividends in the last three fiscal years other than a Ps. 18.3 million cash dividend paid to shareholders in March 2008 and the Ps. 18.3 million advanced dividend paid in March 2009, in both cases to withhold the amount of the Argentine personal asset tax from those shareholders who were subject to the personal asset tax, and for which we are substitute obligors for the payment of such tax. See “Item 8. Financial Information—Dividends.” However, we could decide to pay dividends in the future in accordance with applicable law and based on various factors then existing, including:

  our financial condition, operating results and current and anticipated cash needs;

  general economic and business conditions;

  our strategic plans and business prospects;

  legal, contractual and regulatory restrictions on our ability to pay dividends; and

  other factors that our board of directors may consider to be relevant.

     Under the Argentine Corporate Law, the declaration and payment of annual dividends, to the extent that the company presents retained earnings in accordance with Argentine GAAP and CNV regulations, are determined by shareholders at the annual ordinary shareholders’ meeting. In addition, under the Argentine Corporate Law, 5% of the net income for the fiscal year calculated in accordance with Argentine GAAP and CNV regulations must be appropriated by resolution adopted at shareholders’ meetings to a legal reserve until such reserve equals 20% of the capital stock. This legal reserve is not available for distribution.

Amount Available for Distribution

     Dividends may be lawfully declared and paid only out of our earnings stated in our annual financial statements prepared in accordance with Argentine GAAP and CNV regulations and approved by the annual ordinary shareholders’ meeting. Under the Argentine Corporate Law, listed companies (such as us) may distribute provisional dividends or dividends in advance resulting from interim audited financial statements.

     Under the Argentine Corporate Law and our by-laws, our annual net income (as adjusted to reflect changes in prior years’ results) is allocated in the following order: (1) to comply with our legal reserve requirement of 5% of our net income until such reserve equals 20% of the capital stock; (2) for voluntary or contingent reserves, as may be resolved from time to time by our shareholders at the annual ordinary shareholders’ meeting; (3) the remainder of the net income for the year may be distributed as dividends on common shares, and/or (4) as otherwise decided by our shareholders at the annual ordinary shareholders’ meeting.

     The board of directors submits our financial statements for the preceding fiscal year, together with reports thereon by the supervisory committee and the independent accountants, at the annual ordinary shareholders’ meeting for approval. Within four months of the end of each fiscal year, an ordinary shareholders’ meeting must be held to approve our annual financial statements and determine the appropriation of our net income for such year.

     Under applicable CNV regulations, cash dividends must be paid to shareholders within 30 days of the shareholders’ meeting approving such dividends. In the case of stock dividends, shares are required to be delivered within three months of our receipt of notice of the authorization by the CNV for the public offering of the shares relating to such dividends. The statute of limitations in respect of the right of any shareholder to receive dividends declared by the shareholders’ meeting is three years from the date on which it has been made available to the shareholder.

STATEMENTS BY EXPERTS

     Our consolidated financial statements as of December 31, 2008 and 2007 and for the fiscal years ended December 31, 2008 and 2007, the six-month transition period ended December 31, 2006, and the fiscal year ended June 30, 2006 included in this registration statement have been included in reliance on the report of Price Waterhouse & Co. S.R.L, member firm of PricewaterhouseCoopers, an independent registered public accounting firm, on the authority of that firm as experts in auditing and accounting.

     The financial statements of EASA as of September 28, 2007 and for the period of eight months and twenty eight days ended September 28, 2007, and as of December 31, 2006 and 2005 and for each of the two years in the period ended December 31, 2006 included in this registration statement have been audited by Deloitte & Co., S.R.L, an independent registered public accounting firm, as stated in their report appearing herein, which report expresses an unqualified opinion and includes explanatory paragraphs relating to (a) the ratification of the Adjustment Agreement by the Federal Government and the implementation of the new electricity rate schedule, (b) that accounting principles applicable to consolidated financial statements generally accepted in the City of Buenos Aires, Argentina vary in certain significant respects from accounting principles generally accepted in the United States of America and that information relating to the nature and effect of such differences is presented in Note 30 to the consolidated financial statements, and has been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

     The consolidated financial statements of CIESA as of and for the seven-month and three-day period ended August 3, 2007 and as of and for the year ended December 31, 2006, included in this registration statement have been included in reliance on the report of Price Waterhouse & Co. S.R.L, member firm of PricewaterhouseCoopers, an independent registered public accounting firm, on the authority of that firm as experts in auditing and accounting.

     The financial statements of Nihuiles as of and for the nine-month period ended September 30, 2006, and as of and for the year ended December 31, 2005, have been included in reliance on the report of Price Waterhouse & Co. S.R.L., member firm of PricewaterhouseCoopers, an independent registered public accounting firm, on the authority of that firm as experts in auditing and accounting.

DOCUMENTS ON DISPLAY

     Following effectiveness of this registration statement, we will be subject to the information requirements of the Exchange Act, and in accordance therewith, we will file reports, including annual reports on Form 20-F, and other information electronically with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any materials filed with the SEC at its Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Any filings we make are also available to the public over the Internet at the SEC’s website at www.sec.gov.

Item 11.  Quantitative and Qualitative Disclosures about Market Risk

     Market risk generally represents the risk that losses may occur in the value of financial instruments as a result of movements in interest rates, foreign currency exchange rates or commodity prices. We are exposed to changes in financial market conditions in the normal course of our business due to our use of certain financial instruments as well as transactions incurred in various foreign currencies.

     In the normal course of business, we are exposed to interest rate and exchange rates risks, primarily related to changes in exchanges rates and interest rates. We manage our exposure to these risks through the use of various financial instruments.

Interest Rate Risks

     The primary objective of our investment activities is to preserve capital while maximizing yields without significantly increasing risk. To achieve this objective, we maintain our portfolio of cash equivalents and investments in a variety of securities, mainly including both government and corporate obligations, stocks and money market funds. Investments in both fixed rate and floating rate interest earning instruments carry varying degrees of interest rate risk. Fixed rate securities may have their fair market value adversely impacted as a result of a rise in interest rates. In general, securities with longer maturities are subject to greater interest rate risk than those with shorter maturities. While floating rate securities are generally subject to less interest rate risk than fixed rate securities, floating rate securities may produce less income than expected if interest rates decrease. Due in part to these factors, our investment income may fall short of expectations or we may suffer losses in principal if securities that have declined in market value due to changes in interest rates are sold. As of December 31, 2008, we have no material exposure to interest risk because only approximately 1.5% of our outstanding financial debt bears interest at variable rates. To date, we have not utilized derivative financial instruments to hedge interest rate risk; however, we may employ hedging strategies in the future. We are also exposed to changes in interest rates primarily as a result of our borrowing activities used to maintain liquidity and fund our business operations.

Exchange Rate Risks

     Our results of operations and financial condition are sensitive to changes in the exchange rate between the Peso and other foreign currencies, primarily the U.S. Dollar.

     We are exposed to exchange rate risk related to our indebtedness. Exchange rate risk exists principally with respect to our indebtedness denominated in currencies other than the currencies of the primary operating environments for each of our subsidiaries. As of December 31, 2008, financial indebtedness denominated in foreign currencies was Ps. 2,030.7 million, of which Ps. 2,029.5 million was denominated in U.S. Dollars. Edenor uses derivative financial instruments in the form of foreign currency forward exchange contracts to manage its foreign currency risks. Edenor used U.S. Dollar forward exchange contracts to offset changes in the amount of future cash flows associated with the maturity of interest payments in connection with its corporate bonds Class No. 7, which are expected to occur on the next three interest payment dates. Edenor recognizes the fair value of all derivative instruments as either assets or liabilities at fair val ue on its balance sheet. Changes in fair value are reported in the financial and holding results in the statement of income. As of December 31, 2008, we have no debt that is indexed to inflation.

Sensitivity Analysis Disclosures

     As of December 31, 2008, the potential loss that would result from a hypothetical 10% change in currency exchange rates, after giving effect to the impact of the change on our assets and liabilities denominated in foreign currency as of such date, would be approximately Ps. 150.0 million. This sensitivity analysis assumes an instantaneous unfavorable 10% change in exchange rates affecting the foreign currencies in which our financial assets and indebtedness are denominated.

     Fluctuations in the exchange rate between the Peso and the U.S. Dollar may adversely affect the U.S. Dollar equivalent of the Peso price of our common shares on the Buenos Aires Stock Exchange, and as a result would likely affect the market price of our GDSs in the United States. Foreign currency exchange rate fluctuations could also effect our cash flow in Pesos, since some of our products and inputs are payable in U.S. Dollars.

Item 12. Description of Securities Other than Equity Securities

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

     The Bank of New York Mellon, as depositary, will register and deliver ADSs. Each ADS will represent 25 shares (or a right to receive 25 shares) deposited with the principal Buenos Aires office of Banco Rio de la Plata S.A., as custodian for the depositary. Each ADS will also represent any other securities, cash or other property that may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York’s principal executive office is located at One Wall Street, New York, New York 10286.

     You may hold ADSs either:

(1) directly:

- by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name; or

- by having ADSs registered in your name in the Direct Registration System (DRS); or

(2) indirectly by holding a security entitlement in ADSs through your broker or other financial institution.

     If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

     The DRS is a system administered by The Depository Trust Company, also referred to as DTC, pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements sent by the depositary to the registered holders of uncertificated ADSs.

     As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Argentine law governs shareholder rights. The depositary will be the holder of the shares underlying your

ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder, and all other persons indirectly holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

     The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR, copies of which are included as Exhibit 2.1 to this registration statement.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

     The depositary has agreed to pay to ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent.

  Cash. The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. Dollars, if it can do so on a reasonable basis and can transfer the U.S. Dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

  Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See “Item 10. Taxation—United States Federal Income Tax Considerations.” It will distribute only whole U.S. Dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

  Shares. The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell shares that would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The depositary may sell a portion of the distributed shares sufficient to pay its fees and expenses in connection with that distribution.

  Rights to purchase additional shares. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may make these rights available to ADS holders. If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary will use reasonable efforts to sell the rights and distribute the proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

  If the depositary makes rights available to ADS holders, it will exercise the rights and purchase the shares on your behalf. The depositary will then deposit the shares and deliver ADSs to the persons entitled to them. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

  U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

  Other Distributions. The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution.

     The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

     You must indemnify us, the depositary and the custodian for any claims by any governmental authority with respect to any refund of taxes, reduced rate of withholding or other tax benefit you receive with respect to your ADSs.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

     The depositary will deliver ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

     You may surrender your ADSs at the depositary’s corporate trust office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its corporate trust office, if feasible.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

     You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

How do you vote?

     ADS holders may instruct the depositary to vote the number of deposited shares their ADSs represent. The depositary will notify ADS holders of shareholders’ meetings and arrange to deliver our voting materials to them if we ask it to. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they much reach the depositary by a date set by the depositary. Otherwise, you won’t be able to exercise your right to vote unless you withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares.

     The depositary will try, as far as practical, subject to the laws of Argentina and of our articles of association or similar documents, to vote or to have its agents vote the shares or other deposited securities as instructed by ADS holders. The depositary will only vote or attempt to vote as instructed or as described below.

     We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your shares are not voted as you requested.

     If we timely asked the depositary to solicit your instructions and the depositary does not receive voting instructions from you by the specified date, it will consider you to have authorized and directed it to vote the number of shares represented by your ADSs in favor or all resolutions proposed by our board of directors or, in the case of a resolution not proposed by our board of directors, in the same manner as the majority of all other votes cast at the meeting in respect of that resolution unless we notify the depositary that:

  we do not wish to vote deposited securities as to which it did not receive actual instructions;

  we think there is substantial shareholder opposition to the particular question; or

  we think the particular question would have a adverse impact on our shareholders.

     In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to Deposited Securities, if we request the depositary to act, we agree to give the depositary notice of any such meeting and details concerning the matters to be voted upon at least 30 days in advance of the meeting date.

     Notwithstanding the provisions described above, the depositary is not obligated to vote any deposited securities in respect of any matter unless it has received an opinion of our counsel to the effect that the matter to be voted upon does not violate Argentine law or our articles of association or any similar document.

Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must pay:		For:

•	U.S. $5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	•	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property; and

		•	Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

•	U.S. $.02 (or less) per ADS	•	Any cash distribution to ADS holders

•	A fee equivalent to the fee that would be payable by you if the Company distributes shares and you deposit the shares with the depositary for issuance of ADSs	•	Distribution of securities to holders of deposited securities which are distributed by the depositary to ADS holders

•	U.S. $.02 (or less) per ADSs per calendar year	•	Depositary services

•	Registration or transfer fees	•	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

•	Expenses of the depositary	•	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement); and

		•	Converting foreign currency to U.S. Dollars

•	Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	•	As necessary

•	Any charges incurred by the depositary or its agents for servicing the deposited securities	•	As necessary

     The Bank of New York, as depositary, has agreed to reimburse us for expenses we incur that are related to establishment and maintenance of the ADS program, including investor relations expenses and stock market application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amount of fees the depositary collects from investors.

     The depositary collects fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees related to making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Payment of Taxes

     You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your American Depositary Shares to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If we:		Then:

•	Change the nominal or par value of our shares;	•	The cash, shares or other securities received by the depositary will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities

•	Reclassify, split up or consolidate any of the deposited securities;	•	The depositary may, and will if we ask it to, distribute some or all of the cash, shares or other securities it received. It may also deliver new ADRs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.
•	Distribute securities on the shares that are not distributed to you; or

•	Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action

Amendment and Termination

How may the deposit agreement be amended?

     We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

     The depositary will terminate the deposit agreement at our direction by mailing notice of termination to the ADS holders then outstanding at least 30 days prior to the date fixed in such notice for such termination. The depositary may also terminate the deposit agreement by mailing notice of termination to us and the ADS holders if 60 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment.

     After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property, and deliver shares and other deposited securities upon cancellation of ADSs. Four months after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash. After termination our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

     The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

  are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

  are not liable if we are or it is prevented or delayed by law or circumstances beyond our control from performing our or its obligations under the deposit agreement;

  are not liable if we or it exercises discretion permitted under the deposit agreement;

  are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

  have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person; and

  may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person.

     In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

     Before the depositary will deliver or register a transfer of an ADS, make a distribution on an ADS, or permit withdrawal of shares, the depositary may require:

  payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

  satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

  compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

     The depositary may refuse to deliver ADSs or register transfers of ADSs generally when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Shares Underlying your ADRs

     ADS holders have the right to cancel their ADSs and withdraw the underlying shares at any time except:

  When temporary delays arise because: (1) the depositary has closed its transfer books or we have closed our transfer books; (2) the transfer of shares is blocked to permit voting at a shareholders' meeting; or (3) we are paying a dividend on our shares.

  When you owe money to pay fees, taxes and similar charges.

  When it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

     This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADSs

     The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying shares. This is called a pre-release of the ADSs. The depositary may also deliver shares upon cancellation of pre-released ADSs (even if the ADSs are canceled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to the depositary. The depositary may receive ADSs instead of shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer owns the shares or ADSs to be deposited; (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days' notice. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

Direct Registration System

     In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements sent by the depositary to the registered holders of uncertificated ADSs. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of a registered holder of ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

     In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not verify, determine or otherwise ascertain that the DTC participant which is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile System and in accordance with the deposit agreement, shall not constitute negligence or bad faith on the part of the depositary.

Shareholder Communications; Inspection of Register of Holders of ADSs

     The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

Duties of Shareholders; Changes in Argentine Law

     You are deemed to have acknowledged and agreed that the depositary, as holder of the deposited securities, is not required to comply with requirements of Argentine law that are generally applicable to foreign shareholders such as registration with Argentine authorities and that you will comply with those requirements if and as applicable to you as if you held directly the deposited securities that your ADSs represent.

PART II

Items 13-16. Not Applicable

PART III

Item 17. Not Applicable

Item 18. Financial Statements

     Our consolidated financial statements are included in this registration statement beginning on page F-1.

Item 19. Exhibits

     Documents filed as exhibits to this registration statement:

1.1	Amended and Restated By-laws (estatutos sociales) of the Registrant (English translation)

2.1	Form of Amended and Restated Deposit Agreement among the Registrant, the Bank of New York, as depositary, and Holders from time to time of American Depositary Shares issued thereunder

2.2	Opportunities Assignment Agreement among Marcelo Mindlin, Damián Mindlin, Gustavo Mariani, Ricardo Torres and the Registrant, dated as of September 28, 2006 and its subsequent amendments dated September 28, 2007 and April 16, 2009 (English translation)

2.3	Amended and Restated Warrant Agreement, among Marcelo Mindlin and the Registrant, dated as of September 28, 2007 (English translation)

2.4	Amended and Restated Warrant Agreement, among Damián Mindlin and the Registrant, dated as of September 28, 2007 (English translation)

2.5	Amended and Restated Warrant Agreement, among Gustavo Mariani and the Registrant, dated as of September 28, 2007 (English translation)

2.6	Amended and Restated Warrant Agreement, among Ricardo Torres and the Registrant, dated as of September 28, 2007 (English translation)

2.7	Stock Subscription Agreement among Marcelo Mindlin, Damián Mindlin, Gustavo Mariani, Latin American Energy LLC, New Equity Ventures LLC, Deutsche Bank AG, London branch and the Registrant, dated as of July 31, 2007

8.1	List of significant subsidiaries of Pampa Energía S.A.

23.1	Consent of Price Waterhouse & Co. S.R.L. relating to the financial statements of Pampa Energía S.A.

23.2	Consent of Price Waterhouse & Co. S.R.L. relating to the financial statements of Corporación Independiente de Energía S.A.

23.3	Consent of Price Waterhouse & Co. S.R.L. relating to the financial statements of Inversora Nihuiles S.A.

23.4	Consent of Deloitte & Co. S.R.L. relating to the financial statements of Electricidad Argentina S.A.

INDEX TO FINANCIAL STATEMENTS

Pampa Energía S.A.

Unaudited Consolidated Financial Statements As of March 31, 2009 and December 31, 2008, and for the Three-Month Periods Ended March 31, 2009 and 2008
Consolidated Balance Sheet	F-2
Unaudited Consolidated Statement of Income	F-3
Consolidated Statement of Shareholders’ Equity	F-4
Unaudited Consolidated Statement of Cash Flows	F-5
Notes to the Consolidated Financial Statements	F-6

Pampa Energía S.A.

Consolidated Financial Statements As of December 31, 2008 and 2007, and for the Years Ended December 31, 2008 and 2007, the Six-Month Transition Period Ended December 31, 2006 and the Year Ended June 30, 2006
Report of Independent Registered Public Accounting Firm	F-54
Consolidated Balance Sheet	F-55
Consolidated Statement of Income	F-56
Consolidated Statement of Shareholders’ Equity	F-57
Consolidated Statement of Cash Flows	F-59
Notes to the Consolidated Financial Statements	F-61

Electricidad Argentina S.A. (EASA)

Consolidated Financial Statements as of September 28, 2007, December 31, 2006 and 2005
Report of Independent Registered Public Accounting Firm	F-147
Consolidated Balance Sheets	F-150
Consolidated Statements of Income	F-151
Statements of Changes in Shareholders’ Equity	F-152
Consolidated Statements of Cash Flows	F-154
Notes to the Consolidated Financial Statements	F-155

Corporación Independiente de Energia S.A. (CIESA)

Consolidated Financial Statements as of August 3, 2007 and for the Seven-Month and Three Days Period then Ended and as of and for the Year Ended December 31, 2006
Report of Independent Registered Public Accounting Firm	F-241
Consolidated Balance Sheet	F-242
Consolidated Statement of Income	F-243
Consolidated Statement of Changes in Shareholders’ Equity	F-244
Consolidated Statement of Cash Flows	F-245
Notes to the Consolidated Financial Statements	F-246

Inversora Nihuiles S.A. (Nihuiles)

Consolidated Financial Statements as of September 30, 2006 and December 31, 2005 and for the Nine-Month Periods Ended September 30, 2006 and 2005 and the Year Ended December 31, 2005
Report of Independent Registered Public Accounting Firm	F-278
Consolidated Balance Sheets	F-279
Consolidated Statement of Income	F-280
Consolidated Statement of Shareholders’ Equity	F-281
Consolidated Statement of Cash Flows	F-282
Notes to the Consolidated Financial Statements	F-283

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2009 and December 31, 2008, and
for the three-month periods ended March 31, 2009 and 2008

PAMPA ENERGIA S.A.

CONSOLIDATED BALANCE SHEET
As of March 31, 2009 and December 31, 2008
(In Argentine Pesos (“Ps.”) – unless otherwise stated)

	As of March 31, 2009	As of December 31, 2008

	(Unaudited)	(Audited)
Assets
Current Assets
Cash and Banks	121,215,619	121,685,278
Short-term investments	380,765,561	478,466,922
Trade receivables, net	708,437,407	756,469,713
Other receivables, net	244,292,372	229,965,112
Materials and spare parts	26,080,462	22,657,834
Inventories	23,510,298	22,215,885
Other assets	-	162,850

Total Current Assets	1,504,301,719	1,631,623,594

Non-Current Assets
Trade receivables, net	213,703,175	191,133,395
Long-term investments	478,931,580	504,008,009
Other receivables, net	194,245,257	220,787,932
Materials and spare parts	27,633,547	16,808,927
Inventories	1,507,373	3,594,560
Fixed assets, net	5,788,957,850	5,504,672,088
Intangible assets, net	314,628,845	317,118,396
Other assets, net	138,287,022	135,750,887
Goodwill, net	583,318,121	612,680,752

Total Non- Current Assets	7,741,212,770	7,506,554,946

Total Assets	9,245,514,489	9,138,178,540

Liabilities
Current Liabilities
Accounts Payable	541,219,393	579,635,012
Financial debt	275,984,745	167,033,039
Salaries and social security payable	110,414,569	128,469,107
Taxes payable	191,768,832	161,338,682
Other liabilities	119,900,214	86,710,525
Provisions	55,025,000	52,756,000

Total Current Liabilities	1,294,312,753	1,175,942,365

Non- Current Liabilities
Accounts payable	81,055,049	78,275,344
Financial debt	1,945,489,952	2,031,000,665
Salaries and social security payable	54,354,926	52,228,145
Taxes payable	572,326,030	591,947,883
Other liabilities	330,524,228	332,007,293
Provisions	52,328,702	51,710,559

Total Non-Current Liabilities	3,036,078,887	3,137,169,889

Total Liabilities	4,330,391,640	4,313,112,254

Minority Interest	1,713,076,683	1,613,784,221
Shareholders´ Equity	3,202,046,166	3,211,282,065

Total Liabilities and Shareholders´ Equity	9,245,514,489	9,138,178,540

The accompanying notes are an integral part of these unaudited consolidated financial statements.

PAMPA ENERGIA S.A.

UNAUDITED CONSOLIDATED STATEMENT OF INCOME
For the three-month periods ended March 31, 2009 and 2008
(In Argentine Pesos (“Ps.”) – unless otherwise stated)

	For the three-month periods ended March 31,

	2009	2008

Sales	1,064,346,152	980,158,502
Cost of sales	(788,406,528)	(743,551,788)

Gross profit	275,939,624	236,606,714

Selling expenses	(45,722,140)	(33,146,337)
Administrative expenses	(67,919,058)	(56,377,117)
Goodwill amortization	(4,991,367)	(4,959,528)

Operating income	157,307,059	142,123,732

Financial and holding results
Generated by assets
Interest income	12,405,268	10,715,374
Taxes and bank commissions	(2,118,520)	(631,231)
Foreign currency exchange difference	58,852,871	24,764,290
Impairment of fixed assets	(16,625,672)	-
Result of receivables measured at present value	1,509,386	(4,439,285)
Holding results on short-term investments	29,904,697	2,332,850
Other financial results	(206,782)	(1,595,436)
Generated by liabilities
Interest expense	(54,375,236)	(36,953,059)
Foreign currency exchange difference	(136,823,193)	(11,599,488)
Result from repurchase of financial debt	122,654,606	-
Commissions and other expenses	(13,514,224)	(2,126,909)
Other financial results	(3,606,313)	3,002,789

Total financial and holding results, net	(1,943,112)	(16,530,105)
Other expense, net	(3,471,279)	(6,056,694)

Income before taxes and minority interest in subsidiaries	151,892,668	119,536,933

Income tax and tax on assets	(53,977,786)	(51,655,970)
Minority interest	(39,817,462)	(18,707,928)

Net income for the period	58,097,420	49,173,035

Earnings per share (Note 3):
Basic	0.0428	0.0322
Diluted	0.0428	0.0313

The accompanying notes are an integral part of these unadited consolidated financial statements.

PAMPA ENERGIA S.A.

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY
For the three-month periods ended March 31, 2009 and 2008 (Unaudited)
(In Argentine Pesos (“Ps.”) – unless otherwise stated)

	Common Stock

	Shares	Amount	Additional Paid-In Capital	Treasury Stock	Total	Reserve for Directors’ options	Legal Reserve	Voluntary Reserve	Retained earnings	Total Shareholders’ Equity

Balance at December 31, 2007 (Audited)	1,526,194,242	1,526,194,242	1,507,437,729	-	3,033,631,971	14,708,338	896,129	5,163,169	167,738,076	3,222,137,683

Reserve for Directors’ options	-	-	-	-	-	2,941,668	-	-	-	2,941,668
Net income for the period	-	-	-	-	-	-	-	-	49,173,035	49,173,035
Balance at March 31, 2008	1,526,194,242	1,526,194,242	1,507,437,729	-	3,033,631,971	17,650,006	896,129	5,163,169	216,911,111	3,274,252,386

Setting up of reserves	-	-	-	-	-	-	10,012,637	-	(10,012,637)	-
Distribution of dividends in advance	-	-	-	-	-	-	-	-	(16,797,217)	(16,797,217)
Reserve for Directors’ options	-	-	-	-	-	8,825,004	-	-	-	8,825,004
Acquisition of Company´s own shares	(126,426,196)	(126,426,196)	-	126,426,196	-	-	-	-	(120,848,801)	(120,848,801)
Net income for the nine-month period	-	-	-	-	-	-	-	-	65,850,693	65,850,693
Balance at December 31, 2008 (Audited)	1,399,768,046	1,399,768,046	1,507,437,729	126,426,196	3,033,631,971	26,475,010	10,908,766	5,163,169	135,103,149	3,211,282,065

Reserve for Directors’ options	-	-	-	-	-	2,941,668	-	-	-	2,941,668
Acquisition of Company´s own shares	(72,034,328)	(72,034,328)	-	72,034,328	-	-	-	-	(70,274,987)	(70,274,987)
Net income for the period	-	-	-	-	-	-	-	-	58,097,420	58,097,420
Balance at March 31, 2009	1,327,733,718	1,327,733,718	1,507,437,729	198,460,524	3,033,631,971	29,416,678	10,908,766	5,163,169	122,925,582	3,202,046,166

The accompanying notes are an integral part of these unaudited consolidated financial statements.

PAMPA ENERGIA S.A.

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS
For the three-month periods ended March 31, 2009 and 2008
(In Argentine Pesos (“Ps.”) – unless otherwise stated)

	For the three-month periods ended March 31,

	2009	2008

OPERATING ACTIVITIES
Net income for the period	58,097,420	49,173,035
Income tax and tax on assets	53,977,786	51,655,970
Interests accrued	36,634,932	28,165,669
Adjustments to reconcile net income to cash flows provided by operating activities
Depreciation of fixed assets	68,431,237	63,285,413
Amortization of intangible assets	5,708,690	5,959,841
Depreciation of other assets	5,683,052	5,683,051
Amortization of goodwill	4,991,367	4,959,528
Reserve for Directors' options	2,941,668	2,941,668
Setting up (reversal) of provisions	11,070,143	(2,654,194)
Result from repurchase of financial debt	(122,654,606)	-
Foreign currency exchange differences and other financial results	108,789,667	(7,224,733)
Minority interest	39,817,462	18,707,928
Impairment of fixed assets	16,625,672	-
Result by sale of fixed assets	426,176	905,484
Result by sale of short-term investments	-	(1,549,845)
Changes in operating assets and liabilities
Decrease (Increase) in trade receivables	87,709,754	(113,176,158)
(Increase) in other receivables	(45,978,254)	(28,867,635)
(Increase) Decrease in materials and spare parts	(8,774,705)	6,499,411
Decrease in inventories	776,690	26,136,124
(Increase) in other assets	(36,120)	(5,647)
(Decrease) in accounts payable	(100,135,684)	(94,500,913)
(Decrease) in salaries and social security payable	(16,325,712)	(10,566,248)
(Decrease) in taxes payable	(4,708,608)	(3,142,796)
Increase in other liabilities	54,431,590	18,267,855
Increase in provisions	2,828,000	1,313,000
Dividend payments to third parties by subsidiaries	-	(998,115)

Net cash provided by operating activities	260,327,617	20,967,693

INVESTING ACTIVITIES
Payment for acquisition of companies, net of cash acquired	10,310,519	(41,886,911)
Collection from short-term investments	27,521,402	11,848,580
Payment for acquisition of investments	(88,977,318)	-
Increase in restricted cash	82,127,314	-
Payment for the acquisition of fixed assets	(219,843,980)	(200,673,090)
Proceeds from the sale of fixed assets	419,451	28,563,669
Capital contributions	-	(36,603,577)

Net cash used in investing activities	(188,442,612)	(238,751,329)

FINANCING ACTIVITIES
Dividends paid	(16,797,217)	(18,314,331)
Bank and financial borrowings	91,502,116	61,167,343
Payment of bank and financial debt	(98,129,691)	(8,574,239)
Third parties contributions	-	26,942,111
Acquisition of Company´s own shares	(70,274,987)	-

Net cash (used in) provided by financing activities	(93,699,779)	61,220,884

Net decrease in cash and cash equivalents	(21,814,774)	(156,562,752)

Cash and cash equivalents at the beginning of the year	395,209,631	721,216,542
Cash and cash equivalents at the end of the period	373,394,857	564,653,790

The accompanying notes are an integral part of these unaudited consolidated financial statements.

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 1. BUSINESS OF THE COMPANY

Pampa Energía S.A. (“the Company”) is an integrated electricity company which, through its subsidiaries, has a share of the electricity generation, transmission and distribution market in Argentina.

In the generation business, the Company has an installed capacity of approximately 2,003 MW, which accounts for approximately 8% of the installed capacity in Argentina. The Company is working on projects for expansion of its installed capacity by more than 200 MW.

In the transmission business, the Company through Compañía de Transporte de Energía Eléctrica de Alta Tensión Transener S.A. (“Transener”) joint-controls the operation and maintenance of the high-tension transmission network in Argentina which covers some 9,300 km of lines of its own, as well as 6,000 km of high-tension lines belonging to Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires Sociedad Anónima Transba S.A. (“Transba”). Transener carries 95% of the electricity in Argentina.

In the distribution business, through Empresa Distribuidora y Comercializadora Norte S.A (“Edenor”), the Company distributes electricity among over 2.5 million customers throughout the northern region of Buenos Aires and the Greater Buenos Aires, which is covered by the concession.

The Company shares are listed for trading on the Buenos Aires Stock Exchange and form part of the Merval Index. Global Depository Shares (GDSs) representative of shares in the Company are also listed for trading on the Luxemburg Stock Exchange and on the Euro MTF Market.

On February 25, 2008, the Company’s Ordinary and Extraordinary Shareholders’ Meeting resolved to amend the Company’s corporate name to “Pampa Energía S.A.” and the respective amendment to the bylaws. On September 4, 2008, this amendment was registered with the respective enforcement agencies.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These unaudited consolidated financial statements are stated in Argentine pesos (“PS.”), and have been prepared in accordance with generally accepted accounting principles used in Argentina (“Argentine GAAP”) and the regulations of the Comisión Nacional de Valores (the Argentine National Securities Commission or “CNV”), which differs in certain significant respects from generally accepted accounting principles in the United States of America (“US GAAP”). Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by US GAAP and the Regulation S-X of the Securities and Exchange Commission (“SEC”). A description of the significant differences between Argentine GAAP and US GAAP as they relate to the Company is set forth in Note 19 to the annual consolidated financial statements as of December 31, 2008 and 2007 and for the years ended December 31, 2008 and 2007, the six-month trasition period ended December 31, 2006 and the year ended June 30, 2006.

Basis of consolidation

The unaudited consolidated financial statements include the accounts of the Company and Inversora Nihuiles S.A. (“Inversora Nihuiles”), Inversora Diamante S.A. (“Inversora Diamante”), Dilurey S.A. (“Dilurey”), Powerco S.A. (“Powerco”), Corporación Independiente de Energía S.A. (“CIESA”), Central Térmica Loma de la Lata S.A. (“Loma de la Lata”), Transelec Argentina S.A. (“Transelec”), Dolphin Energía S.A. (“DESA”), IEASA S.A. (“IEASA”), Inversora Güemes (“Inversora Güemes”), Pampa Real Estate S.A. (“PRESA”), Pampa Participaciones S.A. (“Pampa Participaciones”), Pampa Participaciones II S.A. (“Pampa Participaciones II”), Pampa Generación S.A. (“Pampa Generación”), Petrolera Pampa S.A. (“Petrolera Pampa”), Central Hidroeléctrica Lago Escondido S.A. (“Lago Escondido”) and Inversora Ingentis S.A. (“Inversora Ingentis”) over which the Company has effective control. As of December 31, 2008, the consolidated financial statements proportionally consolidated the accounts of Inversora Ingentis over which the Company exercised joint control (see Note 5). All significant intercompany balances and transactions have been eliminated in consolidation.

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Basis of consolidation (Continued)

Data reflecting corporate control are as follows:

Companies under direct control	Ownership interest and voting stock percentage		Companies under indirect control / Companies jointly controlled	Ownership interest and voting stock percentage

	03.31.09	12.31.08		03.31.09	12.31.08

Generation
Inversora Nihuiles	90.27	90.27	Hidroeléctrica Los Nihuiles S.A.	51.00	51.00
Inversora Diamante	91.60	91.60	Hidroeléctrica Diamante S.A.	59.00 (4)	59.00
Loma de la Lata / Powerco (1)	100.00	100.00	Central Térmica Güemes S.A.	89.68 (5)	89.68 (5)
CIESA	98.00	98.00	Central Piedra Buena S.A.	100.00	100.00
Loma de la Lata	99.99	99.99	Energía Distribuida S.A.	100.00 (6)	99.95 (6)
Inversora Ingentis	100.00	50.00 (7)	Ingentis S.A.	61.00	61.00
Transportation
			Compañía de Transporte de
Transelec (2)	100.00	100.00	Energía Eléctrica en Alta Tensión	52.65 (8)	52.65
			Transener S.A.
Distribution
DESA (3)	98.00	98.00	Empresa Distribuidora y	51.54 (9)	51.54
IEASA (3)	98.00	98.00	Comercializadora Norte S.A.
Holding
Dilurey	100.00	100.00
PRESA	99.99	99.99
Pampa Participaciones	99.99	99.99
Pampa Participaciones II	99.20	99.20
Pampa Generación	98.00	98.00
Inversora Güemes	99.43	99.43
Petrolera Pampa	98.00	--
Lago Escondido	98.00	--

(1) Loma de la Lata has control over Central Térmica Güemes S.A. (“CTG”) as a result of its 74.20% ownership interest in its capital and voting stock. Powerco, a fully owned subsidiary of the Company, carries an additional 15.48% interest in such company.
(2) Transelec owns 50% of Compañía Inversora en Transmisión Eléctrica Citelec S.A. (“Citelec”), which in turn controls Transener with a 52,65% ownership interest in its capital and voting stock. Consequently, the Company effectively owns an indirect equity interest in Transener of 26.325% . The unaudited consolidated financial statements proportionally consolidate the accounts of Citelec.
(3) DESA and IEASA control Edenor through Electricidad Argentina S.A. (“EASA”) as a result of its 100% ownership interest in its capital and voting stock.
(4) As of March 31, 2009, additionally to the 59% equity interest in Hidroeléctrica Diamante S.A. through Inversora Diamante, the Company carries a direct 2% interest in such company.
(5) As of March 31, 2009, in adittion the Company holds a direct 2.58% interest in CTG. See Note 5 for more detail.
(6) Energía Distribuida S.A. (“Energía Distribuida”) is a company controlled by CTG with 100.00% of its equity and votes.
(7) As of December 31, 2008, the Company held the co-control of Inversora Ingentis. Based on Note 5 as of March 31, 2009, the Company held 100% of such company.
(8) Additionally, the subsidiary CPB holds an additional 3.96% ownership interest.
(9) Additionally, the Company holds an additional 2.22% direct interest as indicated in Note 5.

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Basis of consolidation (Continued)

In accordance with Argentine GAAP, the presentation of the parent company’s individual financial statements is mandatory. Consolidated financial statements are to be included as supplementary information to the individual financial statements. For the purpose of these financial statements, parent company’s individual financial statements have been omitted.

In preparing the consolidated financial statements as of March 31, 2009 (unaudited) and December 31, 2008 the Company used financial statements of its subsidiaries covering the period between the acquisition or incorporation date and the date of these consolidated financial statements.

Presentation of consolidated financial statements in constant Argentine Pesos

The unaudited consolidated financial statements have been prepared in constant monetary units, reflecting the overall effects of inflation through August 31, 1995. As from that date, in accordance with Argentine GAAP and the requirements of the control authorities, restatement of the financial statements was discontinued until December 31, 2001. As from January 1, 2002, in accordance with Argentine GAAP recognition of the effects of inflation has been resumed.

In accordance with CNV Resolution 441/03, inflation accounting was discontinued as from March 1, 2003.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting standards requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the recorded amounts of revenues and expenses during the reported periods. Significant estimates include those required for the accounting of depreciation and amortization, the recoverable value of assets, the income tax charge and provisions for contingencies. Actual results could differ from those estimates.

Cash and cash equivalents

Cash has been stated at its face value.

The Company considers all highly liquid temporary investments with an original maturity of three months or less at the time of purchase to be cash equivalents.

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investments

Short-term

Time deposits have been valued at cost plus accrued interest at each period or year-end. Investments in corporate and government securities and mutual funds with an active market have been valued at their market price at each period or year-end. Other corporate and public securities have been valued at their face value plus accrued interests at each reporting date.

Financial trusts: Valued based on the listed period or year-end price of securities held by the trustee, converted at the exchange rate effective at the period or year-end.

Long-term

Investments in which the Company has the ability to exercise significant influence but no control (between 20% to 50% of interest in the investee), are accounted for using the equity method. The Company evaluates its equity method investments for impairment whenever event or changes in circumstances indicate that the carrying amounts of such investments may not be recoverable. The difference between the carrying value of the equity method investment and its fair value is recognized as an impairment when the loss in value is deemed other than temporary. Currently, the Company does not have any investments accounted for under the equity method.

Investments in equity securities in which the Company does not exercise control or significant influence (less than 20%) are accounted for at cost.

Receivables and liabilities

Accounts receivable and payable are stated at their nominal value plus financial results accrued at each balance sheet date. Non-current trade receivables include receivables from the generation and distribution segments which, according to its contractual terms, are expected to be realized beyond one year.

Financial receivables and debt have been valued at the amount deposited or collected, respectively, plus accrued interest based on the interest rate estimated at the time of the transaction.

Non-current financial receivables and debt have been stated at their nominal value plus financial results accrued at period or year end, if applicable. The values thus obtained do not significantly differ from those that would result from application of the prevailing accounting standards, which establish that they must be valued at the amount receivable and payable, respectively, discounted applying a rate reflecting the time value of money and the risks specific to the transaction estimated at the time of their addition to assets and liabilities, respectively.

Inventories, materials and spare parts

Inventories, materials and spare parts are stated at its replacement cost, which does not exceed their net realizable value at period or/ year end. Where necessary, an allowance is made for obsolete, slow moving or defective inventory.

Land acquired for their development and subsequent sale and fuel oil stocks were classified as inventories.

The Company classified inventories as current or non-current on the basis of the management estimate of when they will be sold or consummed.

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fixed assets

Fixed assets have been valued at cost less accumulated depreciation. Depreciation charges are generally computed under the straight-line method over the estimated useful lives assigned to the assets. Depreciation of Central Térmica Güemes and Loma de la Lata turbines and related equipment are calculated following the unit of production method. Depreciation of certain Transener assets have been calculated using technical formulas other than the straight-line method.

The cost of maintenance and repairs is charged to expense as incurred. The cost of significant renewals and improvements are added to the carrying amount of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the consolidated statement of income.

Financial costs generated by building, assembling and finishing fixed assets, when such processes extend over time are capitalized as asset cost. Capitalizing financial costs generated by third-parties´ capital duringthe three-month periods ended March 31, 2009 and 2008, amounted to Ps. 38,436,651 and Ps. 8,973,000, respectively, mainly related to works to expand the electric power generation plant located in Loma de la Lata and Edenor’s works in progress.

Intangible assets

Preoperating and organization costs: corresponds to general administrative costs, studies, valuations and other costs incurred in connection with Ingentis project. These costs will be amortized as from the start-up of the corresponding electricity generation plant.

Concession contract: corresponds to the total value assigned to the concessions of Hidroeléctrica Los Nihuiles S.A. (“HINISA”) and Hidroeléctrica Diamante S.A. (“HIDISA”) and they are amortized under the straight-line method based on the duration of the concession agreement. Concession agreements are recognized as intangible assets upon being purchased, irrespective of the goodwill that could be identified, when the intangible asset has been previously recognized by the acquired company.

Other intangible assets: corresponds to the intangible assets identified in the acquisition of companies of the distribution segment which are amortized under the straight-line method over the period the benefits derived from each asset are obtained.

Non- current other assets

Costs incurred in relation with Transener “Fourth Line” project are included under other non-current assets. These costs are amortized under the straight-line method over the term of the operating contract, consisting in 15 years.

Goodwill

Goodwill represents the excess or shortfall in the fair value of identifiable net assets acquired compared with their acquisition cost. Positive goodwill amortization charges are calculated on a regular basis throughout their useful life, representing the best estimate for the period during which the Company expects to receive economic benefits from them. Negative goodwill is amortized on a regular basis throughout a period equal to the weighted average remaining useful life of the issuer’s assets subject to depreciation and amortization.

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Impairment of long-lived assets

The Company periodically evaluates the carrying value of its long-lived assets and certain intangible assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying value of a long-lived asset is considered impaired by the Company when the expected cash flows, discounted and without interest cost, from such an asset, is less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Previously recognized impairment loss should only be reversed when there is a subsequent change in estimates used to compute the fair value of the asset. In that event, the new carrying amount of the asset should be the lower of its fair value or the net carrying amount the asset would have had if no impairment had been recognized.

Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currencies are translated at the prevailing exchange rates at each period or year-end. Transactions denominated in foreign currencies are translated into local currency at the prevailing exchange rates on the date of transaction settlement.

Derivative financial instruments

The Company uses derivative financial instruments in the form of foreign currency forward exchange contracts to manage foreign currency risks. The Company used U.S. dollars forward exchange contracts to offset changes in the amount of future cash flows associated with the mature of payment of interests on Corporate Bonds Class No. 7 of its subsidiary Edenor expected to occur within the next two interest maturity dates. The Company recognizes the fair value of all derivative instruments as either assets or liabilities at fair value on its balance sheet. Changes in fair value are reported in the financial and holding results in the consolidated statement of income.

Allowances and provisions

The Company provides for losses relating to accounts receivable. The allowance for losses is recognized when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the terms of the agreements.

The Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings. The Company accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated.

Taxes

Income tax

The Company records income taxes using the liability method, thus recognizing the effects of temporary differences between the carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be reversed and settled, considering the regulations in effect at the time of issuance of these financial statements.

The Company recognizes tax assets on its balance sheet only when their realization is deemed to be probable. A valuation allowance is recognized for that component of net deferred tax asset which is not recoverable.

Tax on assets

The Company calculates tax on assets by applying the current 1% rate on computable assets at the end of the year. This tax complements income tax. The Company’s tax obligation for each year will agree with the higher of the two taxes. If in a fiscal year, however, tax on asset obligation exceeds income tax liability, the surplus will be computable as a down payment of income tax through the next ten years.

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Shareholders´ Equity

The account “Treasury stock” represents the face value of Company´s own shares acquired, which, as of March 31, 2009, and December 31, 2008, amounted to 198,460,524 and 126,426,196 Class A shares with a face value of Ps. 1, respectively. The acquisition cost of such shares amounted to Ps. 70,274,987 and Ps. 120,848,801 as of March 31, 2009, and December 31, 2008, respectively and it is disclosed by adjusting retained earnings (see Note 11).

Revenue recognition

Revenue is recognized when it is realized or realizable and earned when the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered; the prices are fixed or determinable; and collectability is reasonably assured.

Revenues for each of the business segments identified by the Company are recognized when the following conditions are met:

Generation

Revenues from generation are recognized under the accrual method.

Transmission

Revenues from transmission services include the following items: (i) connection to the system, (ii) energy transmission and (iii) transmission capacity. Revenue is recognized in income as services are provided. As stated in the concession agreements, Transener and Transba receive bonus payments when certain quality thresholds are met. Bonusses are recognized on income when earned. The Company derives additional revenues related to the transmission services from the supervision of the construction and operation of certain assets and other services provided to third parties. These revenues are recognized in income as services are rendered.

Distribution

Revenues for distribution services include electricity supplied, whether billed or unbilled. Unbilled revenue is determined based on electricity effectively delivered to customers and valued on basis of applicable tariffs. Unbilled revenue is classified as current trade receivables. The Company also recognizes revenues from other concepts included in distribution services, such as new connections, pole rental and transportation of electricity to other distribution companies. All revenues are recognized when the Company’s revenue earning process has been substantially completed, the amount of revenues may be reasonably measured, and the economic benefits associated with the transaction will flow to the Company.

Holding

Revenues from land sales are recognized when the Company has transferred to the buyer the risk of ownership.

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 3. EARNINGS PER SHARE

The Company has calculated basic earnings per share on the basis of the weighted average amount of outstanding common stock at March 31, 2009 and 2008, as follows:

	For the three-month periods ended March 31,

	2009	2008

Net income for the period	58,097,420	49,173,035
Weighted average amount of outstanding shares	1,356,853,182	1,529,194,242
Basic earnings per share	0.0428	0.0322

Furthermore, the Company has calculated diluted earnings per share on the basis of the possible dilutive effect of the options granted, as described in Note 9. Whether the dilutive effect increases the earnings per share, such dilutions will not be considered in calculations.

	For the three-month periods ended March 31,

	2009	2008

Net income for the period	58,097,420	49,173,035
Weighted average amount of outstanding shares	1,356,853,182	1,572,526,412
Diluted earnings per share	0.0428	0.0313

The reconciliation of the weighted average number of outstanding shares for basic and diluted earnings per share is as follows.

	For the three-month periods ended March 31,

	2009	2008

Weighted average amount of outstanding shares for basic earnings per share	1,356,853,182	1,529,194,242

Number of shares the Company will be required to issue if all the options granted are exercised	-	43,332,170

Weighted average amount of outstanding shares for diluted earnings per share	1,356,853,182	1,572,526,412

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4. BREAKDOWN OF CERTAIN BALANCE SHEET ACCOUNTS

	As of March 31, 2009	As of December 31, 2008

	(Unaudited)	(Audited)
Trade receivables, net
Current
Receivables from energy distribution	465,815,000	469,105,000
Receivable from Argentine Wholesale Electric Market	86,159,009	102,297,362
CAMMESA (1) - Generation	93,441,821	118,324,172
CAMMESA - Transmission	42,054,984	42,899,205
FONINVEMEM (2) consolidated receivable	38,616,880	34,168,145
Debtors in litigation	14,941,354	14,799,354
Related parties	493,737	346,336
Other	13,251,251	13,777,768

Subtotal	754,774,036	795,717,342
Allowance for doubtful accounts	(46,336,629)	(39,247,629)

	708,437,407	756,469,713

Non-current
Receivables from energy distribution	67,565,000	65,839,000
CAMMESA - Generation	616,084	616,084
FONINVEMEM consolidated receivable	145,515,904	124,794,701
Other	410,982	288,405

Subtotal	214,107,970	191,538,190
Allowance for doubtful accounts	(404,795)	(404,795)

	213,703,175	191,133,395

Other receivables, net
Current
Tax credits	116,886,212	124,348,712
Advances to suppliers	29,842,006	31,105,146
Legal embargo	238,542	581,713
Guarantee deposits	22,005,292	12,441,922
Related parties	923,888	4,685,606
Prepaid expenses	14,217,249	12,708,135
Advances to employees	9,382,593	8,756,991
Financial advances	30,220,249	10,252,289
Other	28,137,111	30,038,368

Subtotal	251,853,142	234,918,882
Allowance for doubtful accounts	(7,560,770)	(4,953,770)

	244,292,372	229,965,112

(1) Compañía Administradora del Mercado Mayorista Eléctrico S.A. (“CAMMESA”).

(2) Fondo para Inversiones Necesarias que permitan incrementar la Oferta de Energía Eléctrica en el Mercado Eléctrico Mayorista (“FONINVEMEM”), Fund for Investments required to increase the electric power supply in the WEM.

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4. BREAKDOWN OF CERTAIN BALANCE SHEET ACCOUNTS (CONTINUED)

	As of March 31, 2009	As of December 31, 2008

	(Unaudited)	(Audited)
Other receivables, net (continued)
Non-current
Tax credits	37,730,284	42,367,715
Tax on assets	39,426,390	55,804,158
Advances to suppliers	3,653,335	3,653,335
Employee stock ownership programme	5,973,393	5,867,230
Deferred income tax asset	107,698,441	113,668,182
Prepaid expenses	2,065,962	1,680,000
Other	1,350,787	1,400,647

Subtotal	197,898,592	224,441,267
Allowance for doubtful accounts	(3,653,335)	(3,653,335)

	194,245,257	220,787,932

Other assets
Current
Other	-	162,850

	-	162,850

Non-current
Properties available for sale	8,219,187	-
"Fourth Line" Project	130,067,835	135,750,887

	138,287,022	135,750,887

Accounts payable
Current
Suppliers	499,282,493	536,188,252
CAMMESA	2,945,983	-
Fees and royalties	3,049,280	6,068,040
Related parties	-	604,394
Deferred income	4,028,558	5,326,559
Customer advances	31,913,079	31,447,767

	541,219,393	579,635,012

Non-current
Deferred income	3,069,675	3,115,990
Customer advances	77,985,374	75,159,354

	81,055,049	78,275,344

Financial debt
Current
Financial loans	131,643,814	22,351,184
Bank overdrafts	104,472,704	119,608,288
Corporate bonds	153,491	484,163
Accrued interest	39,714,736	24,589,404

	275,984,745	167,033,039

Non-current
Financial Loans	82,993,608	63,742,777
Corporate bonds	1,854,360,168	1,955,058,896
Accrued interest	8,136,176	12,198,992

	1,945,489,952	2,031,000,665

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4. BREAKDOWN OF CERTAIN BALANCE SHEET ACCOUNTS (CONTINUED)

	As of March 31, 2009	As of December 31, 2008

	(Unaudited)	(Audited)
Taxes payable
Current
Provision for income tax	46,125,551	52,696,772
Provision for tax on assets	37,530,482	25,799,742
Prepayments and advances for income tax	(2,775,535)	(28,865,900)
Prepayments and advances for tax on assets	3,125,021	3,237,824
Value added tax	41,486,462	41,228,362
Municipal contributions	25,415,109	23,927,956
Tax related to energy	22,392,001	28,876,750
Income tax withholdings to be deposited	9,993,345	6,989,114
Other	8,476,396	7,448,062

	191,768,832	161,338,682

Non-current
Deferred tax liabilities	538,788,002	563,435,160
Value added tax debit	33,538,028	28,512,723

	572,326,030	591,947,883

Other liabilities
Current
CAMMESA investment fund	80,064,000	-
Provision for expenses	24,874,284	24,204,451
Programme of rational use of energy	-	33,494,000
Related parties	-	748,202
Provision for Directors and Syndics' fees	407,119	602,609
Dividends payable	-	16,797,217
Other	14,554,811	10,864,046

	119,900,214	86,710,525

Non-current
ENRE fines and bonuses (1)	330,337,000	331,613,000
Other	187,228	394,293

	330,524,228	332,007,293

(1) Corresponds to sanctions imposed by the regulator in the Company’s distribution business due to non-compliance of certain service quality indexes established by the respective concession contract.

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 5. ACQUISITION OF BUSINESSES

Acquisition of Transelec

On September 15, 2006, the Company acquired 89.76% of Transelec, a company holding 50% of the shares of Citelec, from Dolphin Opportunity LLC for a total consideration of US$ 48.5 million. On the same date, a written put and a call option were signed with Marcelo Mindlin, Damian Mindlin and Gustavo Mariani, Transelec minority shareholders, comprising the remaining 10.24% interest.

On January 2, 2008 the minority shareholders of Transelec decided to exercise the option to sell 7,807,262 ordinary shares in Transelec under the terms provided for in the agreement for the merger and granting of purchase and sale options respectively.

On January 23, 2008, the Company settled its obligation with the minority shareholders of Transelec and paid the amount of approximately US$ 12.3 million.

Citelec is the controlling company of 52.65% of Transener. Transener is the leading company in extra-high voltage electricity transmission utility services in Argentina and owns the extra high voltage electricity transmission national network, consisting of almost 9,300 kilometers of transmission lines plus approximately 5,500 kilometers of lines of its subsidiary network, Transba; therefore it operates 95% of the high-voltage lines in Argentina.

Exchange of Central Térmica Güemes´ preferred shares

On September 18, 2007, CTG increased its capital stock for a total amount of Ps.208,000,040, issuing 180,869,600 non-voting preferred stock with a face value of Ps. 1 each, at a price of Ps. 1.15 per share for purposes of financing the expansion of its generation capacity. Preferred shares were fully subscribed by Central Loma de la Lata, one of the Company’s subsidiaries. In turn, Loma de La Lata executed a call option agreement in favor of the National Government by which, if this option is exercised, it shall transfer to the National Government 54,260,880 shares of preferred stock of its interest in CTG, representing 30% Loma de La Lata’s shares of preferred stock of CTG’s capital stock. The National Government did not exercise its option to acquire such CTG preferred shares from Loma de La Lata during the term agreed.

Consequently and as provided by issuance conditions, on September 19, 2008, Loma de La Lata advised CTG of its decision to convert each one of its shares of preferred stock into one Class “A” share of common stock. On that date CTG’s Board of Directors was informed of this decision. Based on the above, as of September 30, 2008, the Company’s interest in CTG’s capital stock and votes, through its subsidiaries, Loma de La Lata and Powerco, amounts to 89.68% related to total Class “A” shares of common stock.

On June 5, 2008, the Ministry of Economy issued Resolution No. 72 which approved the early settlement of the CTG’s Employee Stock Ownership Plan. On October 3, 2008, the Company executed with Personnel adhering to the CTG’s Employee Stock Ownership Plan a share purchase agreement, by which the Company acquired 6,290,600 Class “C” book-entry shares of common stock of CTG representing 2.58% of the capital stock and votes for total amount of Ps. 9,513,900. Under the terms and conditions of the previously mentioned agreement, the Class “C” shares acquired are converted into Class “B” shares, freely transferable to third parties.

Acquisition of controlling interest in Edenor

On September 28, 2007, the Company purchased 100% of the capital stock of DESA and IEASA – companies that jointly hold 100% of the capital stock of EASA, a company holding 51% of the capital stock and voting rights of Edenor, issuing 480,194,242 shares of common stock with Ps. 1 face value at Ps. 2.61 (US$ 0.83) per share.

As part of the agreement, each of DESA and IEASA selling shareholders agreed not to sell, directly or indirectly, more than 10% per month of the Company’s shares received as a result of the transaction during 120 days after its closing. The selling shareholders might also have the right to partly or fully sell the Company’s shares received as a result of the transaction, together with future share issues by the Company, and request the Company’s support to place those shares through a public or private offering, provided that in both cases the selling shareholders sell at least 60 million shares in the Company.

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 5. ACQUISITION OF BUSINESSES (CONTINUED)

Incorporation of Inversora Ingentis

On August 6, 2007 the Company signed an agreement with Emgasud S.A. (“Emgasud”) for the construction of a combined cycle power plant of approximately 400 MW fueled by natural gas and a wind farm of approximately 100 MW. This project will be carried out by Ingentis whose capital will comprise as follows: (i) 39% by the Province of Chubut and (ii) 61% by Inversora Ingentis.

Inversora Ingentis signed an agreement with GE Package Power Inc. and General Electric International Inc., Argentine Branch, for the acquisition of two natural gas turbine-generators of 102.3 MW of power each.

Inversora Ingentis Shareholders’ Meeting held on October 11, 2007 increased the capital stock of Inversora Ingentis to Ps. 125,020,000, represented by 12,510,000 class A common stock held by Emgasud, 12,510,000 class B common stock held by the Company and 100,000,000 non-voting preferred stock held by the Company.

On May 13, 2008, the Ordinary Shareholders’ Meeting of Inversora Ingentis S.A. approved a capital increase of Ps. 62,500,000, by issuing 31,250,000 Class “A” of common stock subscribed by Emgasud S.A. and 31,250,000 Class “B” shares of common stock subscribed by the Company.

On October 2, 2008, the Company and its subsidiary, Dilurey, executed a share purchase agreement by which they would transfered and sold to Emgasud all their shares (the “Shares”) in Inversora Ingentis for a price of US$ 51,000,000 (the “Price”), with all the rights and obligations that holding such shares implied, as well as the rights to receive shares from Inversora Ingentis, or any asset, money or right, resulting from capitalizing, converting or returning revocable or irrevocable contributions, loans or any type of capital contribution in cash or in kind, made by the Company or Dilurey (the “Purchase Agreement”). To secure compliance with their obligations, the parties executed a trust and security deposit agreement (the “Trust Agreement”) with Deutsche Bank S.A. (the “Trustee”) transferring the trust property of all its shares in Inversora Ingentis. Likewise, Emgasud transferred as a deposit to the Trustee a promissory note issued in favor of the Company for US$ 3,000,000 (the “Promissory Note”). As established in the Trust Agreement the parties should have complied with their respective obligations under the Purchase agreement by January 5, 2009, (the “Closing Date”). However, Emgasud did not pay the price of the Shares as provided in the Purchase Agreement, the Trustee: (i) transferred Inversora Ingentis shares held by Emgasud to the Company, (ii) transferred the Shares to the Company, and (iii) delivered the Promissory Note to the Company.

Consequently, the Company directly and indirectly controls 100% of the capital stock of Inversora Ingentis S.A., which own 61% of the shares of Ingentis, hence the Province of Chubut is the owner of the remaining 39%.

For this transaction and considering that the acquisition cost was lower than the amount of net assets identified upon the purchase, the Company recognized a negative goodwill of Ps. 24,371,264 related to the portion attributable to identified nonmonetary assets. Likewise, the Company has discontinued the consolidation proportional to the investment in such company to consolidate it line by line in its consolidated financial statements.

Interest of Edenor’s ordinary shares and ADRs

As of March 31, 2009, the Company holds 496,593 ADRs and 10 million ordinary class B shares issued by Edenor, acquired in various market transactions, equivalent to 2.22% interest in its common stock. The Company has considered such interest as current temporary investments and consequently it was classified as short-term investments in the consolidated balance sheet.

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 6. REGULATORY FRAMEWORK

The relevant regulations that affect the Company’s operations, classified by segment, are described below.

Generation

The Company and its subsidiaries generate energy which, through the SADI (interconnected system) is directly sold to the Wholesale Electric Market (WEM) at the prices approved by CAMMESA. Such prices arise from supplying the WEM’s electric demand with electric supply whose variable production cost is related to the less efficient machine that is currently generating power with natural gas. Revenues from the sale of power result from the sales on the WEM’s spot market and sales to large client on the WEM’s Forward Market through agreements executed by the parties and in accordance with the regulations established by the Energy Secretariat (ES).

Restrictions on spot prices Energy Secretariat Resolution 240/2003

By means of this resolution the ES amends the methodology to set the prices on the WEM and determines that the maximum variable production cost (CVP) recognized to set the prices is that of the most inefficient unit operating or available using natural gas. The difference between the CVP and the Node Price of the thermal machine in operation is included as Temporary Dispatch over cost (Stabilization FundSub-account). Additionally, in case of restrictions to the demand, the maximum Spot Price recognized is Ps. 120 per MW.

As the seasonal price had not followed the evolution of the WEM’s spot price approved by CAMMESA, the resources from the Stabilization Fund were used to meet production costs, for which during the last few years this fund underwent an ongoing definancing.

Receivables from WEM generators

In September 2003, the ES issued Resolution No. 406/03 by which it was established that, based on the depletion of available resources in the WEM’s Stabilization Fund, amounts pending payments in each month are consolidated, accruing interest at an interest rate equivalent to the mean monthly yield obtained by OED-CAMMESA (agency in charge of dispatch) in its financial placements, to be paid when the Fund will have sufficient funds according to a priority order of payment to agents.

This situation directly affects the Company’s financial position and its subsidiaries as they carry consolidated receivables documented by CAMMESA, under LVFVD (Sales Settlements with Due Date to be Defined).

Fund for Investments required to increase the electric power supply in the WEM (FONINVEMEM)

ES Resolution No. 712/04 created the FONINVEMEM to increase the available electric generation by investments in thermal generation.

By means of resolutions No. 826/04, 1427/04, 622/05 and 633/05, the Energy Secretariat invited all WEM agents creditors with LVFVD to express their decision to convert (or not) 65% of their receivables accumulated from January 2004 and through December 2006, in an interest in a combined cycle project, payable once all new combined cycles to be built with the financing of FONINVEMEM are operational.

The portion of LVFVD contributed to FONINVEMEM will be converted into US$ and will have an annual yield at LIBO + 1% and will be received in 120 equal, monthly and consecutive installments as from the commercial authorization of the combined cycle of electric plants, expected for the first quarter to 2010.

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 6. REGULATORY FRAMEWORK (CONTINUED)

Generation (Continued)

Consequently, on December 13, 2005, the agreements to organize the generating companies “Sociedad Termoeléctrica Manuel Belgrano S.A.” and “Sociedad Termoeléctrica José de San Martín S.A.” were executed. Both companies with the object to produce electric power and its commercialization in block and specifically, the management to purchase the equipment, construction, operation and maintenance of a thermal power station. The Company through some of its subsidiaries executed the respective minutes accepting the subscription of shares for both generating companies. Both generators were cleared to operate in open cycle during 2008.

Likewise and in regards to receivables generated during 2007, on May 31, 2007, the ES issued Resolution No. 564, convoking again those private MEM creditors to extend their interest in the FONINVEMEM by contributing 50% of such receivables. Although such resolution establishes various alternatives to recover funds contributed to FONINVEMEM, the Company and its generation subsidiaries chose to allocate such receivables to alternative projects to invest in new electric generation equipment. Therefore, the required conditions were duly complied with: (a) the investment should be equivalent to three times the value of the receivables; (b) the project should consist of a contribution of a new generating plant or the installation of new generating unit within an already-existing plant; and (c) power and reserved capacity should be sold on the forward market (including Energía Plus) while exports are not allowed for the first 10 years.

Based on the investment projects presented, on June 20, 2008 by means of Brief No. 615, the ES considered verified the Company’s proposal and instructed the OED to pay the 2007 LVFVD, which as of December 31, 2008, had been duly collected.

On July 24, 2008, the ES issued Resolution No. 724/08 by which it authorized the execution of MEM Committed Supply Agreements (the Agreements) with generating agents, related to the repair and or repowering of generation groups and/or related equipment. This applies to those MEM generation agents filing plans to repair and/or repower their generating equipment whose cost exceeds 50% (fifty percent) of revenues expected to receive by the Generation Agent on the “Spot” market during the life of such agreement, related to compensating items subject to subsection (c), Section 4, ES Resolution No. 406/03.

The procedure will consist in the ES evaluating the proposals filed, instructing CAMMESA as to those authorized to enter into a contract, even indicating, if convenient, the granting of loans to the Generation Agent in the event they are required to finance the disbursement to be made to meet the cost of repairs exceeding the compensation to be received for the agreement.

Under this resolution, Central Piedra Buena and Loma de La Lata have executed agreements that will allow them to recover consolidated receivables from subsection (c), ES Resolution No. 406/03, either of their own or from third parties, by applying them to improvement or expansion works for up to a maximum 50% of their costs.

As of the issuance date of these consolidated financial statements, the Company and its subsidiaries were evaluating the possible alternative related to enforcement of this Resolution, which were considered to carry out the best estimate as to the collection possibilities of receivables generated during fiscal 2008 and the three-month period ended March, 31, 2009.

The future evolution of this situation could call for the Government to modify some of the measures adopted or issue additional regulations. Impacts generated by the measures adopted to date by the Federal Government on the Company’s, and its subsidiaries´ economic and financial situation as of March 31, 2009, were calculated according to evaluations and estimates carried out by management when preparing these consolidated financial statements and should be read considering such circumstances.

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 6. REGULATORY FRAMEWORK (CONTINUED)

Generation (Continued)

Energy Plus - ES Resolution No. 1281/06

The Energy Secretariat approved Resolution No. 1281/06, in which it is established that the existing energy commercialized in the Spot market will have the following priorities: (1) Demands below 300 KW; (2) Demands over 300 KW with contracts; and (3) Demands over 300 KW without contracts.

It also establishes certain restrictions to the commercialization of electricity, and implements the Energy Plus service, which consist in the offering of additional generation availability by the generating agents. These measures imply the following:

  Hydroelectric and thermal generators without fuel contracts are not allowed to execute any new contract.
  Large Users with a demand over 300 KW (“LU300”) will be only allowed to contract their energy demand in the forward market for the electrical consumption made during the year 2005 (“Base Demand”) with the thermoelectric plants existing in the WEM.
  The new energy consumed by LU300 over the Base Demand must be contracted with new generation at a price freely negotiated between the parties (Energy Plus).
  The New Agents joining the system must contract their whole demand under the Energy Plus service.
  For the new generation plants to be included within the Energy Plus service, they must have fuel supply and transportation contracts.

Under such standard, CTG increased its generation capacity by 98.8 MW ISO upon starting up the new LMS 100 generation unit. CTG is the first WEM generator that is in a position of providing the service to Energía Plus. For such purpose, service agreements were executed with Energía Plus for the entire Net Effective Power of the extension with various agents from the Forward Market (MAT).

ES Resolutions No. 599/07 and 1070/08: Natural gas supply

Resolution No. 599/07, dated June 14, 2007, approves the proposal for the agreement with the producers of Natural Gas 2007 - 2011, aiming at supplying the domestic demand of that fuel.

Each of the signing producers undertakes to make available to the gas consumers, whose consumptions are a part of the Agreement Demand, the daily volumes which are set forth for said Signing Producer, which have been calculated according to established proportions. The Agreement Demand has been established on the basis of the gas consumption of the natural gas Internal Market of Argentina during 2006.

For the purposes of supplying the Priority Demand and performing a useful and efficient contracting of the corresponding part of the Agreement Volumes, the Signing Producers must satisfy at least the consumption profile verified in each of the supply arrangements to be renewed and corresponding to the consumption of each month of 2006.

Additionally, on October 1, 2008, the ES issued resolution No. 1070/08 setting forth a supplementary agreement with natural gas producers, and which purpose was to establish a contribution by the producers to the trust fund for subsidizing residential liquefied gas consumptions, created by Law No. 26,020. This agreement brought about new benchmark prices for natural gas for the energy sectors including that of generating electricity.

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 6. REGULATORY FRAMEWORK (CONTINUED)

Generation (Continued)

Recognition of variable costs

On October 29, 2007 the National Energy Secretariat informed that the current variable cost to be recognized to the generators of Ps.7.96/MW, shall be increased in accordance with the consumed liquid fuel, by:

  Gas-oil/Diesel Oil Generation: Ps. 8.61/MW
  Fuel Oil Generation: Ps.5.00/MW

In addition, if a thermal unit generated with natural gas of the company’s own receives a remuneration in which the difference between the maximum recognized variable production cost and the node price is below 5 Ps./MW, the latter value must be recognized.

Benchmark fuel oil price

By means of Brief No. 483/08, the ES instructed CAMMESA to recognize to generators a maximum price of 60.50 US$/barrel plus a 10% related to administrative cost plus freight, for purchases of fuel oil of national origin to generate electric power as from April 24, 2008.

Afterwards, and due to significant variations in the International fuel market as regards to listed prices of crude and its derivatives, the ES issued Brief No. 1381/08 in October 2008, instructing CAMMESA to recognize as from November 1, 2008, to generators acquiring fuel oil with proprietary resources, a weekly price resulting from considering the average of 10 listed prices (based on the benchmark listed price of Base Platts as defined in the resolution) prior to the calculation closing date, less a differential of 2.50 US$/barrel, under FOB La Plata plus 10% of the total purchase cost of fuel, for administrative and financial expenses plus freight cost.

In the case that listed prices on the International market increase, the maximum benchmark price to be recognized will be 60.50 US$/barrel plus 10% (ten percent) of the total purchase cost of fuel for administrative costs plus the freight cost.

Transmission

Tariff situation

Within the framework of the renegotiation of Utility contracts, in May 2005 Transener and Transba signed the Agreement Minutes with the Renegotiation and Analysis of Utility Contracts Unit (“UNIREN”), including the terms and conditions to adjust the Concession Contracts, which were ratified by Decrees 1460/05 and 1462/05 of the Executive Branch dated November 28, 2005.

Based on the guidelines established in the above Agreement Minutes, a Comprehensive Tariff Review was scheduled to be performed to determine a new tariff system for Transener and Transba. However, the ENRE continued with the suspension of the Public Hearing to deal with the tariff proposals submitted by both Companies, which should have become effective for Transener and Transba in February 2006 and May 2006, respectively.

On December 26, 2006 Transener requested the ENRE fulfillment of the obligations assumed in the Agreement Minutes, stating its decision to continue with the Comprehensive Tariff Review during 2007, provided that the remaining obligations assumed by the parties continue to be in force and the new system resulting from the Comprehensive Tariff Review process becomes effective as from February 1, 2008. On December 28, 2006 Transba submitted a note to the ENRE similar to that submitted by Transener, although adapted to the provisions of its Agreement Minutes as regards the terms and investments to be made.

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 6. REGULATORY FRAMEWORK (CONTINUED)

Transmission (Continued)

On April 9, 2007 Transener made a new presentation to the ENRE, stating non-fulfillment of the obligations assumed in the Agreement Minutes by the latter and the serious situation arising from such non-fulfillment. Furthermore, the ENRE was requested to immediately regularize the Comprehensive Tariff Review process, and issue administrative acts aimed at recognizing in the tariff the cost increases occurred after the signing of the Agreement Minutes. In the case of Transba, on April 10, 2007 a note similar to that submitted by Transener was presented to the ENRE, which was subsequently submitted on May 28, 2007.

On June 29, 2007, the ENRE formally requested Transener and Transba to submit their tariff proposals based on the terms outlined in the respective Agreement Minutes and section 45 of Law No. 24065 and related provisions. Therefore, in September, both companies submitted their tariff and regulatory proposals to the ENRE for the five-year period 2008/2012, updating the information submitted in August 2005.

In spite of this, ENRE did addressed the requested tariff requirements by Transener SA. And Transba S.A. under the RTI (integral tariff review).

In turn, by means of Resolutions Nos. 869/08 and 870/08 of July 30, 2008, the ES extended the contractual transition period of Transener S.A. and Transba S.A., respectively, through the actual effective date of the tariff schedule resulting from the RTI, establishing also such date for February 2009. In December 2008, both companies filed the information regarding the rate requirements requested by ENRE in notes 83,199 and 83,200 to be analyzed and to define in the new rate schedule prior to holding the Public Hearing.

However, as of March 31, 2009, ENRE had not yet summoned any Public Hearing as instructed by ES by Resolution Nos. 869/08 and 870/08, by which a new rate schedule had to be issued in February 2009. Consequently, a new claim was made with such Department and UNIREN, stating the lack of determination of the new rate schedule.

Lastly, as a result of the increase in labor costs arising from the application of Decree 392/04 of the Executive Branch and subsequent decrees, which have been translated into higher operating costs as from 2004, during 2007 Transener and Transba continued filing the corresponding claims with the ENRE to proceed to readjust remuneration Regulated of both companies.

In this connection in March 2008, ENRE was requested to provide a speedy resolution and proceed to recognize the increased costs that Transener S.A. and Transba S.A., respectively, had to bear. It should be noted that on April 21, 2008 and on May 5, 2008, UNIREN has stated by means of a brief that the mechanism to monitor costs and the service quality system was stated when the RTIs of Transener S.A. and Transba S.A., respectively, became effective and that upon defining such process it may not be attributed to Concessionaires and could derive in an impairment of their rights.

Likewise, Transener S.A. and Transba S.A. requested the Energy Secretariat that i) it instructed ENRE to apply a rate increase equal to the cost variation index in the Memorandum of Understanding , ii) ENRE determined the actual impact of the increased costs of the operation and investments to provide the respective adjustments retroactively as provided in the Memorandum of Understanding.

In that sense, by means of ES brief 897 of July 29, 2008, the Energy Secretariat instructed ENRE to enforce covenants 4.2, 4.3 and 11.1 of the Memorandum of Understanding even partially issuing ENRE the Resolutions Nos. 327/08 and 328/08 adapting Transener’s and Transba’s compensation by about 23 and 28%, respectively, effective as from July 1, 2008.

Since these tariff increases did not reflect for both companies the recognition of the highest current costs from 2004 to date, Transener and Transba have filed claims with ENRE, due to disagreements about the implementation of the previously mentioned resolutions as they contract the instruction issued by the Energy Secretariat which instructed ENRE to implement increases of 39.2 % and 43.03 % on regulated compensations effective as of June 30, 2008 for both companies, respectively.

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 6. REGULATORY FRAMEWORK (CONTINUED)

Distribution

Tariff situation

The Executive Branch, in the exercise of the powers granted by Section 99 of the Argentine Constitution and Law No. 25561 and yours modify and complementary, proceeded to ratify the Agreement Minutes signed on February 13, 2006 within the framework of the renegotiation of the Utility contracts through Decree No. 1957/06 published in the Official Gazette on January 8, 2007.

The above Agreement Minutes contain the terms and conditions which, once the other procedures provided for in that instrument has been performed, constitute the basis that will allow the Comprehensive Renegotiation of the Concession Utility Contract between the Executive Branch and this concessionaire for the distribution and selling of electricity in federal jurisdiction.

The execution of the agreement begins the process of adjustment of the concession agreement as a means of overcoming the effects of the public emergency status, freezing and “pesification” of tariffs established by Law No. 25561. The Agreement establishes a transitional period and the later comprehensive renegotiation of the agreement through a Comprehensive Tariff Review process. The agreement contemplates in the immediate, within the transitional period: 1) an increase of the added distribution value (VAD) of 23%, retroactive at November 1, 2005, which will not apply to household customers; 2) an additional amount of 5% destined to certain works; 3) a system of installment settlement of unpaid fines; 4) the beginning of the Comprehensive Tariff Review process, in charge of the ENRE. This review will be the one that finally restructures the Concession Contract of Edenor; 5) the coming into force of a differential service quality regime for the duration of the transitional period; 6) the suspension of the claims filed before the International Centre for Settlement of Investment Disputes (ICSID) during the “transitional period” and the final waiving of these once the comprehensive tariff review is finished. This suspension also includes that of any proceedings before national or international courts, filed by the company and/or its shareholders against the Argentine National Government as a consequence of the public emergency declared by Law No. 25561, as well as the commitment not to start any proceedings before national or foreign courts against the National Government as a consequence of that emergency. Regarding EASA, it establishes the obligation to extend the surety for the foreclosure of the pledge to the class A shares it has in Edenor in favor of the National Government for any non-fulfillment of the Agreement Minutes by EASA or by Edenor itself.

The new tariff system resulting from the comprehensive tariff review process will be effective for five years and its final determination will be the responsibility of the ENRE pursuant to the provisions of Law No. 24065.

On April 30, 2007, Resolution No. 434/07 of the Secretariat of Energy was published in the Official Gazette, through which a new contract transition period was established under the terms of the Renegotiation Agreement Minutes signed on February 13, 2006. This period covers from January 6, 2002 and the date the tariff schedule resulting from the Comprehensive Tariff Review becomes effective.

On July 30, 2008, the ES issued Resolution No. 865/08 amending Resolution No. 434/07 designating February 2009 as the date on which the tariff schedule resulting from the RTI (integral tariff review) shall become effective. As of the issuance date of these financial statements, there has been no definition as to when the tariff schedule resulting from the RTI would become effective, scheduled for February 1, 2009.

On October 4, 2007, Resolution No. 1,037/2007 of the Secretariat of Energy was published in the Official Gazette, which establishes that the amounts paid by EDENOR for the Quarterly Adjustment Index (CAT) sets forth by Section 1 of Law No. 25,957 and the amounts corresponding to the Cost Monitoring Mechanism (MMC) be deducted from the funds resulting from the difference between collection of the additional charges derived from the application of the Good Use of Electricity Programme (PUREE) and the payment of bonuses to users under such Programme, until their transfer to the tariff is approved. In addition, the above Resolution sets forth that the adjustment for the MMC for the May 2006 – April 2007 period effective as from May 1, 2007 amounts to 9.63% .

Additionally, on October 25, 2007, Resolution No. 710/07 of the ENRE was passed, which approves the MMC compensatory procedure sets forth by Resolution No. 1,037/07.

The MMC (cost monitoring system) rate adjustment related to the period May 2006 through April 2007 together with that related to period May 2007 through October 2007 became effective as from July 1, 2008 as provided by Resolution No. 324/08.

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 6. REGULATORY FRAMEWORK (CONTINUED)

Distribution (Continued)

By means of Brief No. 1383 of November 26, 2008, the ED instructed ENRE to consider using funds pending recognition from applying the MMCfor the enforcement period May 2007 through October 2007, and to allow that they be deducted from surplus funds derived from applying the Programa de Uso Racional de la Energía Eléctrica (PUREE) (rational electric power use program), as previously regulated by Resolution ES No. 1037/07. The adjustment by MMC for the period May 2007 through October 2007, applicable as from November 1, 2007 is 7.56% .

On the other hand, on July 31, 2007, the ENRE issued Resolution No. 324/08 approving the values of Edenor’s new tariff schedule that contemplates the partial enforcement of adjustments by MMC and passing them on to the rates. Such tariff schedule increases the distribution added value of such company by 17.9% has been applied to consumption as from July 1, 2008.

As described above, on average, tariffs for final users, depending on their consumption, will be increased by percentages ranging from 0% to 30%.

Likewise, on October 31, 2008, the ED issued Resolution No. 1169/08 approving the new seasonal benchmark prices for energy and power on the Wholesale Electric Market (MEM). Consquently, ENRE issued Resolution No. 628/08 approving the rate schedule values to be enforced as from October 1, 2008. Apart from the new seasonal benchmark prices for energy and power, the previously mentioned rate schedule established passing the ex-post pending adjustments as well as the other items related to MEM. The increase provided by this Resolution is aimed at reducing the Federal State subsidies to the electric sector, and not at increasing Edenor’s value added of distribution.

Regarding those resolutions that implemented the new rate schedule as from October 1, 2008, the Argentine Ombudsman sponsored a claim against them and against enforcing the PUREE. Consequently, on January 27, 2009, ENRE notified Edenor of a precautionary measure issued by the court hearing the case, by which it is ordered to refrain from disrupting the electric power supply as a result from failure to pay bills issued with the rate increase challenged by the Argentine Ombudsman, until a definitive ruling is passed in this case. The measure has been appealed by Edenor and the Federal Government and it is pending resolution. As of the date of issuance of these consolidated financial statements, Edenor has not been formally notified of the claim that is the substance of the previously mentioned trial.

NOTE 7. FINANCING STRUCTURE

The indebtedness structure of our subsidiaries as of March 31, 2009 is mainly made up of the following corporate bonds, before giving effect to the repurchases mentioned in the following paragraph:

Subsidiary company	Corporate Bonds	Issuance date	Amount in Thousands US$	Agreed rate	Final maturity
Transener	At par at fixed rate	Dec-20-2006	220,000	8.875%	2016
Edenor	At par at variable rate	Apr-24-2006	12,656	Libor + 0% to 2% (incremental)	2019
	At par at fixed rate	Apr-24-2006	80,048	3% to 10% (incremental)	2016
	At par at fixed rate	Oct-9-2007	220,000	10.5%	2017
EASA	At par at fixed rate	Jul-19-2006	12,874	3% to 5% (incremental)	2017
	At a discount at fixed rate	Jul-19-2006	73,957	2.125% to 7% (incremental)	2016
CTG	At par at fixed rate	Oct-3-2003	6,069	2%	2013
	At par at fixed rate	Jul-20-2007	22,030	10.5%	2017
Loma de la Lata	At a discount at fixed rate	Sep-8-2008	178,000	11.25%	2015

During the three-month period ended March 31, 2009, the Company and its subsidiaries acquired corporate bonds of various subsidiaries at their respective market value for a total face value of US$ 92 million. Due to these debt-repurchase transactions, the Company and its subsidiaries posted consolidated income of Ps. 122,654,606 disclosed in the line “Results of repurchase of financial debt” in financial and holding results generated by liabilities. As of March 31, 2009, the Company and its subsidiaries held own corporate bonds for a total face value of US$ 226.4 million.

Below are describe the main characteristics of the indebtedness of each of the subsidiaries:

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7. FINANCING STRUCTURE (CONTINUED)

Transener

In October 2006 Transener started a process for refinancing its outstanding financial debt, offering to the bondholders the repurchase of Class 6 and Class 8 Corporate Bonds at par value in cash, and to fully redeem Class 7 and Class 9 Corporate Bonds issued at a discount, obtaining the approval of approximately 76% of them.

To finance the purchase offer and the redemption of the mentioned bonds, Class 1 Corporate Bonds for US$ 220 million were issued. These new securities with a final maturity on December 15, 2016 bear interest at an annual rate of 8.875% and shall be repaid in four equal installments on December 15, 2013, 2014, 2015 and 2016. Class 1 Corporate Bonds have been authorized for public offering in Argentina pursuant to the provisions of CNV Resolution No. 15,523 dated November 30 2006.

The settlement of the purchase offer in cash of the Class 6 and Class 8 Corporate Bonds at Par, the full redemption of the Class 7 and Class 9 Corporate Bonds at a discount, and the issuance of the new Class 1 Corporate Bonds took place on December 20, 2006.

Under the refinancing terms, Transener and its restricted subsidiaries are subject to complying with a series of restrictions, among which we may highlight limitations to indebtedness, sale of assets, transactions with shareholders and subsidiaries and making control change in under certain circumstances. At the date of issuance of these financial statements Transener and its subsidiaries had fulfilled these obligations.

Edenor

Corporate Bonds Programme

On October 9, 2007, Class 7 Corporate Bonds for US$ 220 million were issued under the public offering regime for a term of ten years, at par value, accruing interest at an annual fixed rate of 10.5%, payable on April 9 and October 9 of each year, the first service of which was on April 9, 2008, the principal being amortized in a down payment on October 9, 2017.

Proceeds from the issuance of these Corporate Bonds were used to repaid existing outstanding Corporate Bonds with maturity in 2014.

Derivative financial instruments

During the three-month period ended March 31, 2009, Edenor executed transactions with derivative financial instruments to ensure the exchange rate of cash flows related to three maturities of interest on financial debt, Corporate Bonds at par at variable interest rate and Corporate Bonds Class No. 7, for US$ 4.8 million and US$ 23.1 million, respectively, through December 2009.

As of March 31, 2009 Edenor helds financial instruments to be hedge against the fluctuation of exchange rate in connection with US$ financial obligations mentioned above. Additionally, Edenor has executed forward transactions to use them as hedging instruments to mitigate the risk generated by the fluctuations of the US dollar exchange rate.

Since these transactions have not been designated as hedge instruments, Edenor has accounted for these derivative instruments at their net realizable value or cancelation value, depending if it relates to assets or liabilities with changes in the financial results, in the statement of income.

EASA

Financial debt renegotiation – Main obligations

As established in the issuance prospectus of its corporate bonds, the main obligations assumed by EASA consist in limitations to: (i) indebtedness; (ii) certain transactions with shareholders; (iii) level of operating expenses; and, (iv) restricted payments (among others, payments of dividends, fees to shareholders, banned investments).

At the date of the issuance of the Company’s financial statements, EASA complies with its obligations as established in the trust agreement relating to the Corporate Bonds issued after having completed the restructuring process of its financial debt.

On the dates provided in the issuance conditions, EASA paid interest related to the New Corporate Bonds, capitalizing the portion of interest accrued from the coupon in kind. Considering such interest capitalization, debt amounts as of March 31, 2009, are as indicated in this note.

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7. FINANCING STRUCTURE (CONTINUED)

Central Térmica Güemes

Exchange of Corporate Bonds

On June 12, 2007 CTG launched an exchange offer of all outstanding Series A Corporate Bonds amounting to US$ 31.7 million and Series B Corporate Bonds amounting to US$ 21.9 million with maturity in 2013 (“Bonds 2013”). The exchange offer was authorized by resolutions adopted by the Shareholders´ Meeting held on June 28, 2007 and by the Board of Directors Meetings held on June 12, 2007, June 21, 2007 and June 28, 2007.

The above mentioned Shareholders´ Meeting approved the issuance of unsecured and unsubordinated non-convetible US dollar-denominated Corporate Bonds up to US$ 34.8 million.

On July 20, 2007, date of expiration of the exchange offers, CTG received the acceptance of 88.7% of the holders of the total debt subject to restructuring. The exchange took place on July 25, 2007, date on which CTG, under the conditions offered to and accepted by the participating bondholders:

- Issued US$ 22.0 million Corporate Bonds accruing interest at a rate of 10.5%, falling due on September 11, 2017 (“Bonds 2017);

- Paid US$ 8.9 million in cash to the holders that exercised this option; and

- Paid US$ 0.3 million in cash of accrued and unpaid interest at the date of the exchange, plus a cash payment of US$ 0.1 million for holders that accepted the offering in advance.

The Corporate Bonds were authorized by the CNV on July 11, 2007 in conformity with the certificate Nº 329. Corporate Bonds have been also authorized for trading on the Buenos Aires Stock Exchange and the Mercado Abierto Electrónico.

Amendments to covenants of Corporate Bonds

On December 23, 2008, and on January 20, 2009, GTG completed the process to amend certain restrictive covenants of its Bonds 2007 and Bonds 2013, respectively. The main objective of these approved amendments is to change certain restrictive covenants to reflect the current financial position and business prospects of CTG and grant CTG the ability of assuming debt and encumbrances that are reasonable considering its EBITDA and its debt service capacity.

The approved amendments allow CTG, among others to:

- Incur in additional debt for up to US$ 30 million for any purpose, irrespective of its indebtness.

- Incur in additional debt as long as the debt ratio of its outstantding debt and EBITDA does not exceed the 3 to 1 ratio (excluding up to US$ 30 million of additional permitted debt).

- Incur in additional debt or guarantee incurred debt to finance or refinance the acquisition, construction, improvement or development of any other asset, including the new generation unit at CTG.

Global programme of securities representing short–term debt

On July 21, 2008, the Ordinary and Extraordinary Shareholders’ Meeting of CTG approved the creation of a Global Programme of securities representing short-term debt up to a maximum amount outstanding at any time that may not exceed Ps. 200 million or the equivalent amount in other currencies, under which CTG may issue corporate bonds in various classes and/or series, each one of them with an amortization term of up to 365 days or a shorter or longer term that in the future applicable regulations may contemplate. Such Meeting delegated to CTG’s Board of Directors the power to establish certain conditions of the Programme and the opportunity of issuance and other terms and conditions of each class and/or series of corporate bonds to be issued under the Programme.

As of March 31, 2009, CTG has not issued any class and/or series of corporate bonds under this Programme.

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7. FINANCING STRUCTURE (CONTINUED)

Central Piedra Buena S.A.

On June 18, 2008, the Ordinary and Extraordinary Shareholders’ Meeting of CPB approved the creation of a global programme for the issuance of securities representing short–term debt (the “VCP”) in the form of simple corporate bonds non-convertible into shares, denominated in pesos, US dollars or any other currency with or without guarantee, either subordinated or not, for a maximum outstanding amount at any time that may not exceed Ps. 200 million, with an amortization term of up to 365 days, or at a longer term that applicable rules may contemplate (the “Programme”). Such Meeting delegated to CPB’s Board of Directors the power to establish certain conditions of the Programme and the opportunity to issue and other terms and conditions of each class and/or series of corporate bonds to be issued under the Programme.

Additionally, on February 26, 2009, the General Ordinary and Extraordinay Shareholders’ Meeting of CPB approved an amendment to the Programme in order to give CPB the alternative of issuing VCPs under the form of serial promissory notes, giving more flexibility for the placement of VCP among institutional investors in the corporate debt market.

After period-end, CPB issued VCPs under the Programme described in Note 18.

Loma de La Lata

Financing for Loma de La Lata s’ Project

On May 30, 2008, Loma de la Lata entered into two facility agreements with ABN AMRO Bank N.V. and Standard Bank Plc., as lenders, and ABN AMRO Bank N.V., Argentine Branch, for financing a part of the costs to be incurred in connection with Loma de la Lata’s current expansion project (converting such plant’s existing generation units into a combined cycle-gas fired power plant which has a total cost of approximately US$ 205 millions). The facility agreements provided for the issuance of letters of credit for an aggregate amount of US$ 88.2 million (in addition to other fully collateralized letters of credits issued by ABN AMRO Bank N.V. for an aggregate amount of US$ 66.5 million), and set forth the financial commitments granted by such banks to make loans in favor of Loma de la Lata for an aggregate amount of up to US$ 80 million, which loans would mature in March 2013 (except as extended pursuant to the terms of the facility agreements).

Fees on such letters of credit accrue at an annual rate ranging from 2% to 2.5% (this fee was reduced since Loma de La Lata collateralized such letters of credit with funds from de issuance of corporate bonds, as defined below).

Due to the issuance of the corporate bonds, Loma de La Lata has made guaranteed deposit securing the funds to be disbursed under the previously mentioned letters of credit (and their related payable fees), thus replacing the obligation of making reimbursements by joint arrangers under the financing agreements and reducing, among others, the fees payables under such letters of credit.

Authorization for the issuance of Corporate Bonds of Loma de La Lata

Loma de la Lata approved by means of the Extraordinary Shareholders’ Meeting held on June 24, 2008 and the Ordinary and Extraordinary Shareholders’ Meeting held on July 24, 2008, the issuance of corporate bonds up to the amount of US$ 200 million (the “Corporate Bonds”) for, among other purposes, finance the Project, replacing the disbursement of the joint organizers, under the financing agreements. Such Meetings also approved the admission of Loma de La Lata into the public offering system and the application to the CNV of the respective public offering authorization of Corporate Bonds.

On September 8, 2008, Loma de Lata issued simple Corporate Bonds for a face value of US$ 178,000,000 at 11.25%, maturing in 2015 and with a subscription price of 93.34% implying a yield through maturity of 12.95% . The capital will be amortized in five semiannual consecutive payments, the first of which will be sixty months as from the issuance and settlement date. The first four amortization payments will be for an amount equivalent to 12.5% of capital, while the fifth and last amortization payment and full settlement will be made upon maturity for an amount equivalent to 50% of the issued capital. Interest will accrue on the outstanding capital as from the issuance and settlement date and until settling all the amounts owed under the Corporate Bonds at a fixed rate equivalent to a nominal 11.25% interest rate. The interest rate will be comprised of (i) one fixed interest rate portion equivalent to a fixed nominal rate of 5% and (ii) an interest portion capitalizable at a nominal fixed 6.25% (the “Capitalizable Interest Portion”).

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7. FINANCING STRUCTURE (CONTINUED)

Loma de La Lata (Continued)

Authorization for the issuance of Corporate Bonds of Loma de La Lata (continued)

Loma de La Lata is obliged to cancel the amounts related to all interest, however it is stated that: (i) the Capitalizable Interest Portion related to interest payable on the first two Interest Payment Date (as defined in the Prospectus for the issuance of Corporate Bonds) will be automatically capitalizable, and (ii) provided no Event of Default occurred for failing to pay any amount owed under the Corporate Bonds or they were declared to due and payable either fully or partially, Loma de La Lata may choose, at its sole discretion, to defer paying interest exclusively as regards the Portion of Capitalizable Interest and capitalize accrued interest related to such portion payable on the following three Interest Payment Dates (the “Option to Capitalize”). The Option to Capitalize may be exercised by Loma de La Lata only on the third, fourth and/or fifth Interest Payment Date. The option to capitalize interest could only be exercised by Loma de la Lata in the first four semiannual interest payments.

The Corporate Bonds are guaranteed by credit rights against such company and fiduciary assignment of: (a) rights to receive payments and/or claim damages arising from (i) sales of electricity (energy and/or power) resulting from the additional capacity arising from the extension project, (ii) agreements to supply natural gas, (iii) project agreements, and (iv) insurance agreements; and (b) funds deposited in guarantee to cover the amount of the fixed interes portion until the provisional reception date of the expansion works. Additionally, the corporate bonds issued are secured by PESA (shareholder controlling Loma de La Lata) as direct and main obligor.

On December 29, 2008, Dilurey executed an option agreement by which it grants an irrevocable put option on the corporate bonds issued by Loma de la Lata for US$ 10 million, and such option may be exercised within 30 days as from September 8, 2011.

NOTE 8. SEGMENT INFORMATION

The Company is engaged on the electricity sector, with a participation in the electricity generation, transmission and distribution segments through different legal entities. Operating segments are revenue-producing components of the enterprise for which separate financial information is produced internally for management. Accordingly, the following business segments have been identified by means of its subsidiaries and based on the nature, customers and risks involved:

Generation: Made up of the direct and indirect equity interest in Loma de la Lata, Hidroeléctrica Los Nihuiles, Hidroeléctrica Diamante, Powerco, Central Térmica Güemes, Central Piedra Buena, Ingentis and investments in shares in other companies related to the electricity generation sector.

Transmission: Made up of the indirect equity interest in Transener and its subsidiaries.

Distribution: Made up of the indirect equity interest in Edenor.

Holding: Made up of own operations, such as advisory services and financial investments, and investments in real estate and other companies not related to the electricity sector.

The Company manages its segments to the net income (loss) level of reporting.

Below is a table with the information for each segment identified by the Company as of and for the three-month periods ended March 31, 2009 and 2008:

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 8. SEGMENT INFORMATION (CONTINUED)

Consolidated Statement of Income information at March 31, 2009

	Generation	Transmission	Distribution	Holding	Eliminations	Consolidated

Sales	431,159,524	77,530,090	551,924,000	3,333,348	-	1,063,946,962
Other Sales	3,443,442	-	-	9,548,211	(12,592,463)	399,190

Total sales	434,602,966	77,530,090	551,924,000	12,881,559	(12,592,463)	1,064,346,152
Cost of sales (1)	(306,639,292)	(46,267,588)	(351,888,720)	(9,501,777)	2,055,248	(712,242,129)

Subtotal (1)	127,963,674	31,262,502	200,035,280	3,379,782	(10,537,215)	352,104,023
Selling expenses (1)	(1,938,363)	-	(42,633,000)	(320,894)	-	(44,892,257)
Administrative expenses (1)	(12,429,761)	(7,426,160)	(40,129,000)	(12,642,230)	10,478,458	(62,148,693)

Subtotal (1)	113,595,550	23,836,342	117,273,280	(9,583,342)	(58,757)	245,063,073
Reserve for Director's options (2)	-	-	-	(2,941,668)	-	(2,941,668)
Depreciation of fixed assets (3)	(11,420,742)	(9,487,977)	(47,209,070)	(313,448)	-	(68,431,237)
Amortization of intangible assets	(4,695,966)	-	(1,012,724)	-	-	(5,708,690)
Amortization of other assets	-	(5,683,052)	-	-	-	(5,683,052)
Amortization of goodwill	(3,738,859)	200,139	(1,383,989)	(68,658)	-	(4,991,367)

Operating results	93,739,983	8,865,452	67,667,497	(12,907,116)	(58,757)	157,307,059
Financial and holding results
Generated by assets	47,019,837	2,010,449	18,968,000	19,775,457	(4,052,495)	83,721,248
Generated by liabilities	(71,442,137)	8,628,138	(57,601,580)	30,698,724	4,052,495	(85,664,360)
Other income and expenses, net	1,822,403	49,672	(5,384,000)	40,646	-	(3,471,279)

Income before taxes and minority interest in subsidiaries	71,140,086	19,553,711	23,649,917	37,607,711	(58,757)	151,892,668
Income tax and tax on assets	(29,845,986)	867,281	(23,010,060)	(1,989,021)	-	(53,977,786)
Minority interest in subsidiaries	(16,072,717)	(9,155,745)	(14,589,000)	-	-	(39,817,462)

Net income (loss) for the period	25,221,383	11,265,247	(13,949,143)	35,618,690	(58,757)	58,097,420

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 8. SEGMENT INFORMATION (CONTINUED)

	Generation	Transmission	Distribution	Holding	Eliminations	Consolidated

(1) Net of deprecietion and amortization
(2) Allocated to administrative expenses

(3) Charges to:
Cost of sales	(15,693,888)	(14,231,556)	(46,152,794)	(86,161)	-	(76,164,399)
Selling expenses	(109,883)	-	(720,000)	-	-	(829,883)
Administrative expenses	(312,937)	(939,473)	(1,349,000)	(227,287)	-	(2,828,697)

Total Assets	3,283,289,370	994,021,151	5,026,636,072	744,222,170	(802,654,274)	9,245,514,489
Total Liabilities	1,605,522,850	530,869,074	2,681,685,213	314,968,777	(802,654,274)	4,330,391,640

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 8. SEGMENT INFORMATION (CONTINUED)

Consolidated Statement of Income information at March 31, 2008

	Generation	Transmission	Distribution	Holding	Eliminations	Consolidated

Sales	470,014,781	55,174,270	455,673,000	-	(1,155,000)	979,707,051
Other Sales	-	-	-	1,741,310	(1,289,859)	451,451

Total sales	470,014,781	55,174,270	455,673,000	1,741,310	(2,444,859)	980,158,502
Cost of sales (1)	(354,010,122)	(26,511,331)	(291,917,100)	(118,532)	1,501,180	(671,055,905)

Subtotal (1)	116,004,659	28,662,939	163,755,900	1,622,778	(943,679)	309,102,597
Selling expenses (1)	(4,699,974)	-	(27,027,000)	(843,338)	-	(32,570,312)
Administrative expenses (1)	(8,706,690)	(5,472,950)	(31,637,000)	(7,083,482)	1,321,070	(51,579,052)

Subtotal	102,597,995	23,189,989	105,091,900	(6,304,042)	377,391	224,953,233
Reserve for Director's options (2)	-	-	-	(2,941,668)	-	(2,941,668)
Depreciation of fixed assets (3)	(7,431,752)	(8,552,722)	(47,205,361)	(95,578)	-	(63,285,413)
Amortization of intangible assets	(4,706,880)	-	(1,252,961)	-	-	(5,959,841)
Amortization of other assets	-	(5,683,051)	-	-	-	(5,683,051)
Amortization of goodwill	(3,563,596)	200,139	(1,351,670)	(244,401)	-	(4,959,528)

Operating results	86,895,767	9,154,355	55,281,908	(9,585,689)	377,391	142,123,732
Financial and holding results
Generated by assets	18,194,405	2,185,517	3,403,000	7,363,640	-	31,146,562
Generated by liabilities	(3,759,750)	(12,700,727)	(30,784,000)	(432,190)	-	(47,676,667)
Other income and expenses, net	(79,922)	2,028,993	(5,909,401)	(1,718,973)	(377,391)	(6,056,694)

Income (loss) before taxes and minority interest in subsidiaries	101,250,500	668,138	21,991,507	(4,373,212)	-	119,536,933
Income tax and tax on assets	(38,186,986)	(1,322,842)	(13,736,314)	1,590,172	-	(51,655,970)
Minority interest in subsidiaries	(10,369,315)	970,387	(9,309,000)	-	-	(18,707,928)

Net income (loss) for the period	52,694,199	315,683	(1,053,807)	(2,783,040)	-	49,173,035

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 8. SEGMENT INFORMATION (CONTINUED)

	Generation	Transmission	Distribution	Holding	Eliminations	Consolidated

(1) Net of depreciation and amortization
(2) Allocated to administrative expenses

(3) Charged to:
Cost of sales	(12,038,713)	(13,395,848)	(47,061,322)	-	-	(72,495,883)
Selling expenses	(36,116)	-	(530,000)	(9,909)	-	(576,025)
Administrative expenses	(63,803)	(839,925)	(867,000)	(85,669)	-	(1,856,397)
Consolidated information as of December 31, 2008
Total Assets	3,011,277,350	998,976,381	5,008,266,941	699,655,642	(579,997,774)	9,138,178,540
Total Liabilities	1,466,974,481	556,245,297	2,698,438,204	171,452,046	(579,997,774)	4,313,112,254

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 9. OPPORTUNITIES ASSIGNMENT AGREEMENT - PURCHASE OPTIONS

As approved by the Shareholders’ Meeting of September 16, 2006, on September 27, 2006 the Company signed an Opportunities Assignment Agreement, whereby certain executives were committed to provide the Company with potential business opportunities encompassed by the Company’s investment guidelines, exceeding US$ 5,000,000. In consideration, the Company granted to those executives purchase options for up to 20% of capital, to be exercised at the same price per ordinary share in US$ that shareholders have subscribed at each capital increase, adjusted in accordance with the purchase option agreements.

The purchase options could be exercised in equal portions as from the expiration of the term of one, two or three years, respectively as from the issuance date, and they will maintain their validity for a period of fifteen years as from their issuance date. If the purchase options are not exercised, they will expire after the term for their validity. The number of options and the exercise price are to be adjusted in accordance with the purchase option agreements.

CNV, through Resolution No. 15,447 dated August 7, 2006, approved the issuance of the purchase options representing 20% of the Company’s capital stock, conditioning that authorization to certain actions that were fulfilled on October 9, 2006.

At March 31, 2009, the Company issued 111,500,000 purchase options, granting the right to subscribe: (i) 111,500,000 shares at an exercise price of US$ 0.37 per share, (ii) 150,000,000 shares at an exercise price of US$ 0.72 per share, and (iii) 120,048,560 shares at an exercise price of US$ 0.83 per share, representative of 20% of the Company’s capital stock on fully diluted basis. Option are exercisable as from September 27, 2007, 2008 and 2009.

The Company had valued the options granted at Ps. 35.3 million. A compensation expense is recognized ratably over the effective term of the Opportunities Assignment Agreement (consistent with the vesting period), with a credit to an equity reserve. As of March 31, 2009, the equity reserve amounts to Ps. 29.4 million.

The Shareholders Meeting held on August 30, 2007 approved certain amendments to the Opportunities Assignment and Purchase Option agreements, which are in force as from September 28, 2007:

- The beneficiaries of the purchase options waive their right to subscribe whenever the Company’s capital is increased an additional number of common stock which allows them at any time hold 20% of the capital stock of the Company, as established in the purchase option agreements;

- The executives’ purchase options other than purchase options that may be exercised at the date of death, absence or permanent disability shall be automatically reassigned to the remaining beneficiaries in proportion to their respective participations in all the purchase options.

After period-end, the Company signed a new agreement with its executives amending the Opportunities Assignment Agreement (See Note 18).

NOTE 10. RESTRICTED ASSETS, LIMITATION ON THE TRANSFERABILITY OF SHARES AND OBLIGATIONS ASSUMED

Inversora Nihuiles

Pursuant to point 12.13 of Chapter XII of the Terms and Conditions for the sale of 51% of Hidroeléctrica Nihuiles capital stock, Class B shares are of free availability and their transfer by public offering shall be mandatory once the Government of the Province of Mendoza has transferred its Class C shares to retail investors resident of the Province of Mendoza. The Government of the Province of Mendoza has not performed any transfer of the Class C shares to retail investors resident in the Province of Mendoza.

Furthermore, it is established that the concessionaire should take the necessary measures for the Company to list its securities on the Stock Exchange.

On March 9, 2006, the Provincial Executive Branch, through the Ministry of the Environment and Public Works, issued Decree No. 334, whereby it was agreed the sale of 37% of Hidroeléctrica Nihuiles capital stock, represented by Class C shares, to institutional minority investors of the Province of Mendoza, by means of a procedure guaranteeing that none of the purchasers of this class of shares could hold more than 5% of the capital stock and none of the holders of Class A shares could hold any other classes of shares. The same decree authorized the Ministry of the Environment and Public Works and Finance to carry out the pertinent formalities to confirm the irrevocable sales mandate granted by the holder of Class B shares to the Provincial Government.

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 10. RESTRICTED ASSETS, LIMITATION ON THE TRANSFERABILITY OF SHARES AND OBLIGATIONS ASSUMED (CONTINUED)

Inversora Nihuiles (Continued)

On September 7, 2006, the legislature of the Province of Mendoza ratified Decree No. 334 dated March 9, 2006.

On July 5, 2007, through Decree No. 1,651/07 the Executive Branch of the Province of Mendoza instructed the Ministries of the Environment and Public Works and Finance of the Province to call a Public Bid for Stock Broker Companies, Stock Markets and Financial Institutions specialized in operations for the implementation and sale of shares in capital markets in order for them to submit a proposal for assisting the Province of Mendoza in the process that will be necessary to carry out to sell the Class C and, as the case may be, the Class B shares in Hidroeléctrica Los Nihuiles S.A., as established by Decree No. 334/06 and ratified by Law No. 7,541.

Transener and Transba

Restricted assets

The concession contract prohibits the concessionaire from placing a lien, mortgage or any other collateral in favor of third parties on assets destined to the rendering of the National High-Voltage Electricity Public Transmission Service in the case of Transener and the Provincial Electricity Public Transmission Service in the case of Transba, notwithstanding the free availability of those assets becoming unsuitable for that purpose in the future according to the ENRE criteria.

Limitation on the transferability of shares

Citelec may not modify its interest or sell its Class A shares in Transener without the prior authorization of the ENRE. Also, Transener may not modify or sell its interest in Transba without the prior authorization of that agency.

As set forth in the concession contract, Citelec with respect to Transener, and Transener with respect to Transba, have created a pledge in favor of the National State on all the Class A shares, as security for compliance with obligations assumed. The awardees Citelec and Transener shall increase the amount of the guarantee by creating a pledge on the Class A shares they purchase in the future as a result of new capital contributions made by them or the capitalization of profits and/or capital adjustment balances, and any successive transfers of the majority Class A shares shall be made with those pledges.

In addition, the corporate by-laws of those companies also forbids the creation of pledges or any other lien on those Class A shares, except in the cases mentioned in the concession contract.

Edenor

Limitation on the transferability of shares

In accordance with the corporate by-laws, the holders of Class A shares may transfer their shares with the prior approval of the ENRE, which will adopt a resolution within 90 days. Otherwise, the request will be deemed to have been approved.

Furthermore, Caja de Valores S.A., responsible for keeping a record of these shares, is entitled (as set forth in the corporate by-laws) to reject all such securities received as are not, at its discretion, in compliance with the regulations on transfers of ordinary shares included in (i) the Law on Commercial Companies, (ii) the concession contract and (iii) the corporate by-laws.

In turn, Class A shares shall be pledged over the life of the concession, as security for compliance with the obligations assumed under the concession contract.

In addition, the Company must be the beneficial owner of the Class 2 Corporate Bonds and, as stated in the register, of at least 51% of the voting and outstanding shares in Edenor.

Article ten of the Memorandum of Agreement executed with the Branch granting the Concession and ratified by Decree 1957/06 provides that from its effective date to the expiration of the Contractual Transition period, the shareholders who own the Majority Shares may not modify their equity interests or sell their shares.

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 10. RESTRICTED ASSETS, LIMITATION ON THE TRANSFERABILITY OF SHARES AND OBLIGATIONS ASSUMED (CONTINUED)

Edenor (Continued)

Restrictions on the distribution of retained earnings

As from the restructuring of the financial debt, Edenor was not allowed to distribute dividends until April 24, 2008, or the Leverage Ratio is lower than 2.5. As from that moment, it may distribute dividends only in certain circumstances depending on its indebtedness ratio.

Loma de La Lata

Restricted assets

As of March 31, 2009 cash and banks and short-term and long-term investments balances include current bank accounts, time deposits, and Goverments bonds for a total amount of US$ 386.5 million which are restricted by virtue of certain guarantees given in favor of certain suppliers under the construction agreements in connection with the Project.

NOTE 11. COMMON STOCK

At March 31, 2009 the Company had 1,526,194,242 of book-entry shares with a par value of Ps. 1 each and entitled to 1 vote per share.

On September 8, 2008, the Company’s Board of Directors resolved to establish the terms and conditions to acquire shares issued by the Company for up to US$ 30,000,000, for 120 running days, up to a maximum amount to be invested of 10% of the Company’s common stock and at a price between Ps. 1.10 and Ps. 1.70 per share. The Company’s Board of Directors considers that this transaction guards over the shareholders’ best interests given the strong impact underwent by the listed price of local shares due to the international macroeconomic context, who by the repurchase will increase their interests in the Company’s strategic assets.

Considering the approved OPAs, as of March 31, 2009, the Company acquired 198,460,524 Class A shares, with a face value of Ps. 1 per share, at an acquisition average cost of Ps. 0.96 per share totalizing Ps. 191,320,603, which is disclosed as a deduction of retained earnings. The market price of such shares as of the three month period-end amounted to Ps. 198,460,524.

Due to the previously mentioned acquisitions, the Company exceeded the limit of treasury stock, established at 10% of its capital stock as provided by Section 68, Law No. 17,811 (as revised by Decree No. 677/01). This limit has been temporarily suspended by CNV considering the gravity and exceptionality of the current situation upon issuing General Resolutions No. 535/08, 546/08, 550/09 and 553/09 until June 30, 2009. After March 31, 2009, a new repurchase process through market transactions (Note 18) was approved by the Board.

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 12. PROFIT DISTRIBUTIONS

Dividends

In accordance with Law No. 25,063, dividends distributed in cash or in kind, in excess of accumulated tax profits at the end of the year immediately before the date of payment or distribution, will be subject to a 35% income tax withholding in a single and final payment. The balance of accumulated accounting profits at December 31, 1997, less dividends paid plus tax profits calculated as from January 1, 1998 are considered accumulated tax profits for the purposes of this tax.

Legal Reserve

In accordance with the Argentine Commercial Companies Law, 5 % of the net profit for the year calculated in accordance with Argentine GAAP must be appropriated to a legal reserve until such reserve equals 20% of the Company’s outstanding capital.

Dividends in advance

To preserve the Company’s equity and mainly guard over the equitable treatment among shareholders, the Company has decided to implement a mechanism considered to be effective and efficient consisting in anticipating dividends which will compensate personal assets tax required to pay over tax authorities in its capacity of substitute taxpayer for such tax.

Under Argentine Personal Assets Tax Law No. 23,966, the Company shall pay over, as substitute taxpayer, personal assets tax for all the Company’s shareholders subject to such tax, as of December 31, 2008. Under the substitute taxpayer system, once the tax amount is settled and paid over, the Company is entitled to be reimbursed the amount paid, which is hard to implement. In actual facts, companies bear this tax cost that negatively affects their results and generates no income tax deduction. Among the alternatives used by public companies to obtain reimbursement of amounts paid, the Company considers that the most efficient one consists in compensating the amounts paid with anticipated dividends.

Therefore, on December 22, 2008, the Company’s Board of Directors resolved to anticipate dividends in cash under the terms of Argentine Commercial Companies Law for Ps. 18,314,331 (which net of dividends related to own shares amounted to Ps. 16,797,217), which is equivalent to 0.012% to the face value of each outstanding share and whose ratification will be subject to consideration by the upcoming Ordinary Shareholders’ Meeting. Additionally, it was decided to pay early dividends through March 19, 2009, date on which the value obtained by the equity method will be known and based on which personal assets tax should be paid and provide Caja de Valores S.A. with the actions required to implement the decision adopted and comply with the sought-after equitable purpose.

These dividends were later approved by the Ordinary Shareholders’ Meeting (See Note 18).

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 13. INCOME TAX

The breakdown of deferred tax assets and liabilities is as follows:

	As of March 31, 2009	As of December 31, 2008

	(Unaudited)	(Audited)
Tax loss-carryforwards	68,678,054	82,032,726
Trade receivables	(8,837,221)	(12,981,864)
Materials and spare parts	(643,032)	(609,032)
Inventories	(907,715)	(1,007,229)
Fixed and intangible assets	(576,114,476)	(576,001,256)
Other assets	(612,874)	(1,018,805)
Financial debt	(36,222,626)	(32,944,047)
Other liabilities and provisions	116,111,585	94,594,431
Other	7,458,744	(1,831,902)

Net deferred income tax liability	(431,089,561)	(449,766,978)

Below is a reconciliation between income tax expense and the amount resulting from application of the tax rate on the income before taxes:

	For the three-month periods ended March 31,
	2009	2008

Income before taxes and minority interest	151,892,668	119,536,933
Current tax rate	35%	35%

Result at the tax rate	(53,162,434)	(41,837,927)
Permanent differences
Goodwill amortization	(1,746,978)	(1,735,835)
Purchase options granted to Directors	(1,029,584)	(1,029,584)
Non-taxable income	11,279,170	686,820
Other	(4,703,235)	(7,739,444)

Subtotal	(49,363,061)	(51,655,970)
Expiration of tax loss-carryforwards	(461,887)	-
Change in valuation allowance for tax loss carryforwards	(4,152,838)	-

Total income tax expense	(53,977,786)	(51,655,970)

NOTE 14. RELATED PARTIES

The following is a summary of the material transactions carried out with related parties during the reported periods:

Opportunities assignment agreement – Purchase options

On September 27, 2006 the Company signed an Opportunities Assignment Agreement, whereby certain executives were committed to provide the Company with potential business opportunities encompassed by the Company’s investment guidelines, exceeding US$ 5,000,000. In consideration, the Company granted to those executives purchase options for up to 20% of capital, to be exercised at the same price per ordinary share in US$ that shareholders have subscribed at each capital increase, adjusted in accordance with the purchase option agreements. See Note 9 for further details.

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 15. COMMITMENTS AND CONTINGENCIES

CTG tax dispute

Pursuant to Decree No. 571/00, the Argentine government decreed that companies in the process of privatization would be exempt from the asset tax. Accordingly, a resolution by the Argentine tax authority was issued in favor of CTG recognizing that it was entitled to such exemption. However, on May 9, 2005, the Argentine tax authority revoked such resolution claiming that CTG was no longer in the process of privatization. On June 9, 2005, as per CTG’s request, the relevant court in Argentina granted a suspension of the resolution revoking the exemption. Although the Argentine tax authority contested such suspension, the suspension of the revocation of CTG’ tax exemption was upheld on November 9, 2005. On July 31, 2007, the Argentine tax authority issued a new decision rejecting Güemes’s appeal and confirming the resolution of the revoking exemption. On August 22, 2007, CTG filed a judicial action challenging this tax resolution and requesting that the court suspend the resolution, thereby preventing the Argentine tax authority from carrying out any attachment or other executive measures until a final judgment has been entered. The Argentine tax authority has appealed such suspension and the litigation proceeding is still ongoing as of the date of this registration statement. In the event that this matter is resolved against CTG, CTG could be forced to pay the unpaid tax amounts claimed by the Argentine tax authority, plus accrued interest, penalties and other costs and expenses (including legal fees).

The Company based on its legal and tax advisors considers that there are solid grounds to defend its original position as to the exemption to pay asset tax. The Company has however decided to adhere to the new Tax Regularization System – Law No. 26,476, which will allow among other the following benefits: (i) rebating interest; (ii) remitting fines; (iii) exonerating from any criminal tax case that may derive from periods that have been settled; (iv) taking capital that has been settled for payments towards the next income tax return, reducing the financial tie-up, and; (v) deducting compensatory interest arising from adhering to the income tax amnesty related to the 2009 fiscal year.

Based on the above, as of March 31, 2009, the Company booked a asset tax accrual and interest payable for a total amount of Ps. 17 million, allocating Ps. 11.9 million as payment towards income tax and Ps. 5.2 million to income for the period –financial income (expense) and holding gains (losses) in interest.

Transener legal proceedings

On August 8, 2003, the Argentine Federal Tax Bureau notified Transener of an income tax assessment based on various intercompany loans made between 1998 and 2000, which assessment alleged that such loans included interest rates below standards established under income tax law. Transener appealed the assessment to the Argentine National Tax Court. The claim amounted to Ps. 7 million, including principal, interest and penalties. No provision has been recognized for this contingency in the financial statements.

On May 17, 2007, a fire in the Ezeiza transformer station resulted in a disruption of the services provided by that station. The services were partially resumed shortly thereafter. In response to that disruption, the ENRE filed charges against Transener alleging certain violations of the quality standards applicable to the transmission services provided by Transener. In response to such charges, Transener has raised a force majeure event defense. Transener recognized a provision for contingencies of approximately Ps. 14.0 million to cover penalties that could derive from such charges. As of June 30, 2008, the service was totally restored.

Edenor tax claims

On December 1, 2003, the Provincial Board of Electric Power of the Province of Buenos Aires initiated a claim against Edenor in the amount of Ps. 51.2 million, which does not include surcharges, interest or penalties accrued in respect of this amount after the date of the claim. At December 31, 2003, the amount of surcharges and interest accrued on the claim, including applied penalties, was Ps. 310 million. In addition, on April 23, 2007, the Board notified Edenor of an additional claim for Ps. 4.0 million, without including surcharges, interest or penalties accrued. The claims are based on an alleged failure to collect, as collection agent, in respect of certain taxes established by Decree Nos. 7290/67 and 9038/78 between July 1997 and June 2001 and between July 2001 and June 2002, respectively. On December 23, 2003, Edenor filed an appeal of the Board’s decision with the provincial Tax Court of Appeals of La Plata, and enforcement of the judgment was suspended pending the outcome of the appeal. On June 14, 2007, the Court granted Edenor’s appeal and rejected the Board’s tax claim against Edenor. On June 27, 2007 the provincial Tax Court of Appeals of Buenos Aires rendered a favorable decision in relation to Edenor’s appeal. This decision reaffirms a recent decision by the Supreme Court of the Republic of Argentina in an unrelated case that held that the regulations were unconstitutional due to the commitment assumed by the Province of Buenos Aires to not tax the transfer of electric power. No provision has been recognized in this connection.

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 15. COMMITMENTS AND CONTINGENCIES (CONTINUED)

Edenor tax claims (Continued)

The Argentine federal tax authorities have challenged certain income tax deductions for allowance for doubtful accounts on Edenor’s income tax returns for fiscal years 1996, 1997 and 1998, and have assessed additional taxes of approximately Ps. 9.3 million. Tax related contingencies are subject to interest charges and, in some cases, fines. Edenor has appealed the tax authorities’ ruling before the Argentine federal tax court. During the appeal process payment for such claim is suspended. Edenor has established a provision for contingencies of Ps. 38.8 million, which includes principal and interest, in relation to this claim. However, after the period-end, Edenor decided to adhere to the new Tax Regularization System – Law No. 26,476, which would bring the debt amount as established by such system to Ps. 12.1 million.

Edenor environmental claims

On May 24, 2005, three of Edenor’s employees were indicted on charges of PCB-related environmental contamination dangerous to human health, which is a crime under Argentine law. In connection with this alleged infraction, the judge sought a pre-judgment attachment of Edenor’s assets in the amount of Ps. 150 million to cover the potential cost of environmental damages and estimated clean-up costs. On May 30, 2005, Edenor appealed the charges against its employees as well as the attachment order. On December 15, 2005, the court of appeals dismissed the charges against all three defendants for lack of evidence and, accordingly, vacated the attachment order. The decision by the court of appeals also stated that the trial judge should order the acquittal of two public officers of the ENRE, who had been indicted on related charges. This decision was appealed to the National Criminal Appellate Court (Tribunal de Casación), the highest appellate body for this matter, which on April 5, 2006 ruled that the appeal of the decision relating to Edenor’s employees and Edenor was not admissible because decisions rendered on grounds of lack of evidence are not reviewable. On July 16, 2007, Edenor was notified that on July 11, 2007, the trial judge issued acquittals for all of the Edenor’s officials and employees that had been indicted. On appeal on March 25, 2008, the First Court of the Federal Circuit of San Martín (Sala I de la Cámara Federal de San Martín) upheld the acquittals and confirmed the finding that there had been insufficient evidence to prove any PCB contamination. This decision was appealed on April 18, 2008 by the Attorney General (Ministerio Público) before the First Court of the Federal Circuit of San Martín. Edenor has not established any provision for contingencies in its financial statements for this claim.

Proceedings challenging the renegotiation of Edenor’s concession

In November 2006, two Argentine consumer associations, Asociación Civil por la Igualdad y la Justicia (ACIJ) and Consumidores Libres Cooperativa Limitada de Provisión de Servicios de Acción Comunitaria, brought an action against Edenor and the Argentine government before a federal administrative court seeking to block the ratification of the Adjustment Agreement on the grounds that the approval mechanism was unconstitutional. On March 26, 2007, the federal administrative court dismissed these claims and ruled in Edenor’s favor on the grounds that the adoption of Executive Decree No. 1957/06, which ratified the Adjustment Agreement, rendered the action moot. ACIJ appealed this decision on April 12, 2007, and the appeal was decided in Edenor’s favor. However, on April 14, 2008, ACIJ filed another complaint challenging the procedures utilized by the Argentine Congress in approving the Adjustment Agreement. Specifically, the claim alleges that Article 4 of Law No. 24,790, which authorized the Congress to tacitly approve agreements negotiated between the Argentine government and public service companies, such as Edenor, violated the congressional procedures established in the Argentine Constitution. ACIJ has requested that the Adjustment Agreement be renegotiated and submitted to Congress for its express approval. Edenor’s response to this complaint is due on or before 2008. No provision has been accounted for in this connection as the possibility of loss is considered remote.

NOTE 16. EDENOR`S FINANCIAL TRUST AGREEMENT

On September 30, 2008, the indirectly controlled affiliate, Edenor, executed an irrevocable and discretional trust agreement with Macro Bank Limited. By organizing the trust, Edenor assigns the management of certain liquid assets for an initial amount of up to US$ 24 million, which will be subject to the trust. Such agreement was executed for 20 years.

By using the trust funds, it reported to have repurchased par corporate bonds maturing in 2016 issued by Edenor for a face value of US$ 23.9 million. Such amount is a portion of all corporate bonds repurchased as of March 31, 2009, mentioned in note 5.

On March 31, 2009, Macro Bank Limited reported that in its investments portfolio it held par corporate bond maturing in 2017 issued by Edenor for a face value of US$ 24.5 million.

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 17. ACQUISITION OF SHARES

Acquisition of own shares from Edenor

During the last quarter of 2008 and as a result of the two own share acquisition processes, Edenor acquired 9,412,500 Class B shares with a face value of Ps. 1 per share, at an acquisition cost of Ps. 6.1 million. On March 17, 2009, concluded the process established to repurchase its own shares on the market under the terms and conditions filed by Edenor .

Holding Transener shares by CPB

On March 31, 2009, the subsidiary CPB held 17,600,000 shares of common stock of Transener acquired in various market transactions equivalent to a 3.96% interest in such company’s equity. The Company has considered such interest as current temporary investments and, consequently, it was classified as short-term investments in the consolidated balance sheet.

NOTE 18. SUBSEQUENT EVENTS

Repurchase of corporate bonds

As from April 1, 2009 and through the issuance date of these consolidated financial statements, the Company and its subsidiaries have acquired its own corporate bonds or those corporate bonds issued by the certain subsidiaries, for about US$ 0.7 million, equivalent to US$ 1.5 million of face value.

Issuance of VCP’s (securities representing short-term debt) by Central Piedra Buena

Under the Global Program for issuing securities representing short-term debt (VCP’s) mentioned in note 4 (e), on April 15, 2009, CPB issued VCP’s for a face value of Ps. 21,750,000 at a Private Badlar interest rate plus a 4.25% spread. Payment of principal and interest will be made 180, 210 and 240 days as from the issuance date.

Funds obtained by issuing these VCP’s will be used primarily to refinance liabilities.

Shareholders Meeting

On April 8, 2009, at the Ordinary Shareholders Meeting of the Company, the shareholders approved: (i) the financial statements for the fiscal year ended December 31, 2008; (ii) the Ps. 18,314,331 dividend recommended by the Board of Directors; (iii) the Company’s repurchase of shares for Ps. 120,848,801 as of December 31, 2008; (iv) the distribution of the income for the fiscal year ended December 31, 2008, which included the allocation of Ps. 5,751,186 to the legal reserve and Ps. 109,272,542 to retained earnings; and (v) the release of the existing voluntary reserve, which was Ps. 5,163,169 as of December 31, 2008.

In addition, the Shareholders Meeting approved certain amendments to the Opportunities Assignment Agreement and to the Warrants Agreements executed among the Company and certain executives of the Company.

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 18. SUBSEQUENT EVENTS (CONTINUED)

Amendment to the Opportunities Assignment Agreement and to the Warrants Agreements

On April 16, 2009, in accordance with the resolution of the Ordinary and Extraordinary Shareholders Meeting of April 8, 2009 and the report of the Company’s Audit Committee, the Company and certain of its executives executed an amendment to the Opportunities Assignment Agreement (described in Note 9), which extended the term of the Agreement by five years until September 27, 2014. In addition, the Company signed a Restated Warrant Agreement with each of the relevant executives amending certain terms of the Warrant Agreements, including the exercise date of the Warrants and the exercise price, which was set at U.S. $0.27 per warrant. In accordance with the amendment, one-fifth of each of the Series I, Series II and Series III Warrants may be exercised as from September 28th 2010, 2011, 2012, 2013 and 2014, and will remain in effect for fifteen years from the date of issuance.

Edenor Debt Issuance

On April 13, 2009, the Board of Directors of Edenor approved the issuance and listing of Floating Rates Notes due 2013 for a principal amount of up to Ps. 150 million, within the framework of the Global Medium Term Corporate Notes Issuance Program.

On May 7, 2009, Edenor issued Ps. 75.7 million Class No. 8 Notes, with a four year maturity, priced at 100% of principal, accruing interest as of the date of issuance at a floating rate equal to the BADLAR private rate plus a spread of 6.75% per annum. The Notes will pay interest quarterly, with the first interest payment date on August 7, 2009. The principal amount will be amortized in 13 consecutive quarterly installments, with the first principal payment date on May 7, 2010.

The Company requested the listing of the notes on the BCBA and its admission to negotiation on the Mercado Abierto Electronico S.A.

Acquisition of own shares

On April 15, 2009, the Company’s Board of Directors resolved to establish the terms and conditions to acquire own shares issued by the Company by means of transactions on the market for up to Ps. 64 million and a maximum number of shares equivalent to the maximum amount to be invested. The price to be paid for the shares was established between Ps. 0.80 and Ps. 1.20 per share.

Consequently, the Company acquired after March 31, 2009 and until the issuance of these consolidated financial statements, 6,950,000 Class A shares with a face value of Ps. 1, issued by the Company at a total acquisition cost of Ps. 6,874,568.

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 19. OTHER FINANCIAL STATEMENT INFORMATION

The following tables present additional financial statement disclosures:

a.	Fixed assets, net

b.	Short-term investments

c.	Intangible assets, net

d.	Goodwill, net

e.	Allowances and provisions

f.	Cost of sales

g.	Foreign currency assets and liabilities

h.	Other expenses

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
     (in Argentine Pesos (“Ps.”) – unless otherwise stated)

a. Fixed Assets, net

			Original values					Depreciation				03.31.09	12.31.08

Account	At the beginning of the year	Increases for the period	Increases for acquisition (1)	Disposals	Transfers	At the end of the period	At the beginning of the year	Amount for the period	%	Disposals	Accumulated at the end ofthe year	Net book value (Unaudited)	Net book value (Audited)

Land	9,994,511	-	-	-	-	9,994,511	-	-	-	-	-	9,994,511	9,994,511
Properties	199,080,879	-	-	(6,998,926)	104,911	192,186,864	(13,313,889)	(1,982,878)	2-6.66%	-	(15,296,767)	176,890,097	185,766,990
High, Medium and Low voltage lines	1,845,698,063	-	-	(340,000)	25,572,000	1,870,930,063	(118,048,822)	(23,836,388)	3-4-5%	201,000	(141,684,210)	1,729,245,853	1,727,649,241
Substations	681,006,153	-	-	-	51,579,000	732,585,153	(37,067,651)	(7,461,312)	3-4%	-	(44,528,963)	688,056,190	643,938,502
Transformers chamber and platforms	410,189,433	-	-	-	9,248,000	419,437,433	(22,535,880)	(4,653,454)	3-4%	-	(27,189,334)	392,248,099	387,653,553
Meters	402,678,000	-	-	-	8,540,000	411,218,000	(31,052,000)	(6,934,916)	4-5%	-	(37,986,916)	373,231,084	371,626,000
High-voltage lines	395,460,665	650,424	-	-	-	396,111,089	(30,022,545)	(4,273,443)	2.7-3.3%	-	(34,295,988)	361,815,101	365,438,120
Electricity equipment	308,709,198	18,361	-	-	3,085	308,730,644	(22,585,288)	(3,459,712)	5-20%	-	(26,045,000)	282,685,644	286,123,910
Aerial and semi-heavy equipment	10,144,714	343,109	-	-	62,380	10,550,203	(2,022,729)	(106,667)	3-4%	-	(2,129,396)	8,420,807	8,121,985
Laboratory and maintenance	3,857,886	6,520	-	-	6,532	3,870,938	(1,315,994)	(81,257)	4-5%	-	(1,397,251)	2,473,687	2,541,892
Generation equipment and machinery	525,947,429	3,389,528	303,655	(1,417)	(1,278,643)	528,360,552	(49,166,315)	(8,874,574)	3-4%	-	(58,040,889)	470,319,663	476,781,114
Vehicles	14,889,461	507,209	69,262	(43,684)	132,167	15,554,415	(2,980,917)	(1,100,589)	20-50%	-	(4,081,506)	11,472,909	11,908,544
Furniture and fixtures	43,713,828	1,916,200	103,364	(169,136)	(16,331)	45,547,925	(15,384,216)	(3,527,613)	12-20%	36,039	(18,875,790)	26,672,135	28,329,612
Computer and software equipment	68,923,542	-	-	-	22,565	68,946,107	(9,608,731)	(1,756,055)	20%	-	(11,364,786)	57,581,321	59,314,811
Spare Parts	56,996,449	4,165,679	-	(1,692,835)	(689)	59,468,604	-	-	-	-	-	59,468,604	56,996,449
Tools and machines	11,305,452	539,923	-	-	1,141,885	12,987,260	(4,419,945)	(514,940)	10-33%	-	(4,934,885)	8,052,375	6,885,507
Works in progress	509,703,598	205,345,367	8,706,923	(12,225,699)	(95,013,501)	616,516,688	-	-	-	-	-	616,516,688	509,703,598
Work and compulsory work performed	7,533,912	-	-	-	-	7,533,912	(1,119,872)	(103,787)	4.5%	-	(1,223,659)	6,310,253	6,414,040
Advances to suppliers	359,483,709	36,132,334	117,506,025	(5,515,878)	(103,361)	507,502,829	-	-	-	-	-	507,502,829	359,483,709

Total as of 03.31.09	5,865,316,882	253,014,654	126,689,229	(26,987,575)	-	6,218,033,190	(360,644,794)	(68,667,585)		237,039	(429,075,340)	5,788,957,850

Total as of 12.31.08	5,277,742,601	806,000,270	-	(218,425,989)	-	5,865,316,882	(104,544,409)	(261,238,423)		5,138,038	(360,644,794)		5,504,672,088

(1) Corresponds to increases of fixed assets for additionally acquisition of Inversora Ingentis and Endisa.

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

b. Short-term investments

	As of	As of
	March 31, 2009	December 31, 2008

	(Unaudited)	(Audited)
Time deposits and other securities	53,035,407	140,645,853
Government securities	77,777,211	115,984,002
Corporate securities	38,488,685	16,555,295
Mutual funds	115,811,147	142,281,880
Shares in other companies	80,622,476	48,510,401
Trusts	15,030,635	14,489,491

Total	380,765,561	478,466,922

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

c. Intangible assets, net

			Original values				Accumulated depreciation			03.31.09	12.31.08

Main Account	At the begining of the year	Increases for the period	Increases for acquisition (1)	Disposals	Transfers	At the end of the period	At the begining of the year	Amount for the period	At the end of the period	Net book value as of 03.31.09 (Unaudited)	Net book value as of 12.31.08 (Audited)

Concession contract	335,368,056	-	-	-	-	335,368,056	(42,275,447)	(4,685,263)	(46,960,710)	288,407,346	293,092,609
Organization expenses	3,219,140	-	3,219,139	-	-	6,438,279	-	(10,703)	(10,703)	6,427,576	3,219,140
Trademarks and patents	5,000	-	-	-	-	5,000	-	-	-	5,000	5,000
Intangibles identificable in distribution acquired	24,524,452	-	-	-	-	24,524,452	(3,722,805)	(1,012,724)	(4,735,529)	19,788,923	20,801,647

Total as of 03.31.09	363,116,648	-	3,219,139	-	-	366,335,787	(45,998,252)	(5,708,690)	(51,706,942)	314,628,845

Total as of 12.31.08	363,110,940	5,708	-	-	-	363,116,648	(24,762,307)	(21,235,945)	(45,998,252)		317,118,396

(1) Corresponds to increases of fixed assets for additionally acquisition of Inversora Ingentis and Endisa.

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

d. Goodwill, net

Main account	Original values	Accumulated	Net book value as of	Net book value as of
		amortization	03.31.09	12.31.08

Transelec (1)	(17,369,690)	2,225,926	(15,143,764)	(15,343,903)
Inversora Nihuiles (2)	(745,689)	106,609	(639,080)	(649,742)
Inversora Diamante (2)	10,859,826	(1,518,854)	9,340,972	9,492,859
Dilurey (3)	4,732,712	(617,924)	4,114,788	4,183,446
Powerco (3)	906,787	(118,394)	788,393	801,548
CIESA (4)	183,380,415	(23,937,411)	159,443,004	163,084,750
DESA (5)	444,667,068	(8,036,154)	436,630,914	437,970,273
IEASA (5)	22,784,530	(411,772)	22,372,758	22,441,388
CTG(3)	(2,171,469)	454,052	(1,717,417)	(1,776,778)
HIDISA (2)	139,289	(10,472)	128,817	130,911
Edenor (5)	(7,654,000)	24,000	(7,630,000)	(7,654,000)
Ingentis (6)	(24,371,264)	-	(24,371,264)	-

Total as of 03.31.09	615,158,515	(31,840,394)	583,318,121

Total as of 12.31.08	639,529,779	(26,849,027)		612,680,752

(1) Useful life has been estimated at 21 years based on the average weighted remaining useful life of the subsidiaries’ assets subject to depreciation.
(2) Useful lives have been estimated at 17 years based on the remaining term of the concession contracts of Hidroeléctrica Los Nihuiles and Hidroeléctrica Diamante, subsidiaries of Inversora Nihuiles and Inversora Diamante, respectively.
(3) Useful life has been estimated at 17 years based on the average weighted remaining useful life of the assets subject to depreciation of CTG, subsidiary of Dilurey and Powerco at acquisition date.
(4) Useful life has been estimated at 13 years based on the average weighted remaining useful life of the assets subject to depreciation of Central Piedra Buena, CIESA’s subsidiary.
(5) Useful life has been estimated at 83 years based on the remaining useful life of Edenor concession contract.
(6) A negative goodwill related to the portion attributable to identified nonmonetary assets has been recognized. It is not amortized.

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
     (in Argentine Pesos (“Ps.”) – unless otherwise stated)

e. Allowances and provisions

	03.31.09

	Balances at the beginning of the year	Increases	Decreases	Balances at the end of the period

Deducted from assets
Allowance for doubtful accounts	39,652,424	8,404,000	(1,315,000)	46,741,424
Allowance for other receivables	8,607,105	2,607,000	-	11,214,105

Total allowances deducted from assets	48,259,529	11,011,000	(1,315,000)	57,955,529

Included in Liabilities
Provision for contingencies	104,466,559	3,618,143	(731,000)	107,353,702

Total provision included in liabilities	104,466,559	3,618,143	(731,000)	107,353,702

Total as of 03.31.09	152,726,088	14,629,143	(2,046,000)	165,309,231

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

f. Cost of sales

	For the three-month periods
	ended March 31,

	2009	2008

Inventory at the beginning of the year	25,810,445	41,905,190
Purchase of fuel and energy	342,438,490	251,646,403
Expenses for generation, transmission and distribution	445,220,269	465,769,261
Holding gain on inventory	(45,005)	3,581,453
Inventory at the end of the period	(25,017,671)	(19,350,519)

Cost of sales	788,406,528	743,551,788

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

g. Foreign currency assets and liabilities

			03.31.09		12.31.08

			(Unaudited)		(Audited)
	Foreign currency
	class and		Exchange	Amount in Ps.	Amount in Ps.
	amounts		rate

Assets
Current assets
Cash and banks	US$	24,341,564	3.680	89,576,956	104,581,952
	EUR	35,777	4.874	174,385	205,545
	R$	842,043	1.590	1,338,849	1,306,934
	US	247,614	0.153	37,856	1,410
Short-term investments	US$	17,172,805	3.680	63,195,921	280,536,927
	R$	1,598	1.590	2,540	-
Trade receivables	US$	8,531,661	3.680	31,396,513	35,916,985
	R$	1,082,029	1.590	1,719,881	1,664,453
Other receivables	US$	3,755,735	3.680	13,821,105	68,765,687
	EUR	46,963	4.874	228,909	110,017
	NOK	294,202	0.544	160,000	-
	R$	674,779	1.590	1,072,559	846,352
	US	3,241	0.153	495	176

Total current assets				$ 202,725,969	$ 493,936,438

Non-current assets
Trade receivables	US$	111,680	3.680	410,982	288,405
Other receivables	US$	10,800	3.680	39,744	36,426,660
	R$	327,137	1.590	519,983	387,826
Fixed assets	US$	28,023	3.680	103,124	95,642
	EUR	-	-	-	5,472,543
Long-term investments	US$	105,932,855	3.680	389,833,172	369,111,117

Total non-current assets				$ 390,907,005	$ 411,782,193

Total assets				$ 593,632,974	$ 905,718,631

US$: U.S. Dollars
EUR: Euros
R$: Brazilian Reais
NOK: Norwegian Krones
US: Uruguayan Pesos

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

g. Foreign currency assets and liabilities (Continued)

	03.31.09				12.31.08

			(Unaudited)		(Audited)
	Foreign currency
	class and		Exchange	Amount in Ps.	Amount in Ps.
	amounts		rate

Liabilities
Current liabilities
Accounts payable	US$	18,616,334	3.720	69,252,764	55,941,682
	EUR	418,042	4.928	2,059,901	3,916,138
	CHF	-	-	-	1,485,000
	R$	196,632	1.590	312,546	143,037
Financial debt	US$	19,823,877	3.720	73,744,823	32,010,816
	EUR	-	-	-	1,140,000
Salaries and social security payable	US$	802	3.720	2,984	2,894
	R$	397,505	1.590	631,832	542,765
	US	139,702	0.153	21,358	24,761
Taxes payable	R$	56,780	1.590	90,252	100,039
Other liabilities	US$	1,727,391	3.720	6,425,894	5,820,037
	R$	459,998	1.590	731,165	962,942
	US	148,446	0.153	22,695	42,308

Total current liabilities				$ 153,296,214	$ 102,132,419

Non-current liabilities
Accounts payable	US$	-	-	-	118,383
Financial debt	US$	520,715,284	3.720	1,937,060,856	2,302,934,130
Taxes payable	R$	59,248	1.590	94,175	86,422
Other liabilities	US$	46,330	3.720	172,348	-
Allowances and provisions	US$	64,063	3.720	238,313	238,313

Total non-current liabilities				$ 1,937,565,692	$ 2,303,377,248

Total liabilities				$ 2,090,861,906	$ 2,405,509,667

US$: U.S. Dollars
EUR: Euros
R$: Brazilian Reais
NOK: Norwegian Krones
US: Uruguayan Pesos

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

h. Other expenses

			Generation/	For the three-month periods
			Transmission/	ended March 31,

	Administration	Selling	Distribution	2009	2008

Salaries and social security	20,093,349	11,326,044	88,288,474	119,707,867	83,341,726
Fees and compensation for services	14,235,673	12,200,081	29,610,607	56,046,361	59,286,282
Directors and Sindycs' fees	3,055,262	-	700,231	3,755,493	2,829,406
Reserve for Directors' options	2,941,668	-	-	2,941,668	2,941,668
Depreciation of fixed assets	2,817,994	829,883	64,783,360	68,431,237	63,285,413
Amortization of intangible assets	10,703	-	5,697,987	5,708,690	5,959,841
Amortization of other assets	-	-	5,683,052	5,683,052	5,683,051
Royalties and fees	-	-	8,910,187	8,910,187	6,675,314
Doubtful accounts	-	11,011,000	-	11,011,000	3,355,136
Maintenance	830,229	24,322	5,459,843	6,314,394	5,607,667
Transport and per diem	421,347	15,056	1,432,150	1,868,553	1,950,265
Rental and insurance	4,268,615	193,000	5,164,474	9,626,089	5,377,300
Surveillance and security	417,046	10,000	1,401,482	1,828,528	1,840,101
Fuel consumption	41,056	-	197,131,368	197,172,424	262,621,144
Material and spare parts consumption	433,000	590,000	26,001,482	27,024,482	16,466,014
Taxes, rates and contributions	10,618,916	5,532,194	696,184	16,847,294	15,260,037
Communication	958,528	1,845,608	838,597	3,642,733	3,974,580
Advertising and promotion	3,914,723	-	-	3,914,723	879,292
Office expenses	383,421	2,016	98,908	484,345	390,488
Other expenses	2,477,528	2,142,936	3,321,883	7,942,347	7,567,990

Total as of 03.31.09	67,919,058	45,722,140	445,220,269	558,861,467

Total as of 03.31.08	56,377,117	33,146,337	465,769,261		555,292,715

CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2008 and 2007, and
for the years ended December 31, 2008 and 2007, the six-month transition period ended
December 31, 2006 and the year ended June 30, 2006

Report of Independent Registered Public Accounting Firm

To the board of directors and shareholders of
Pampa Energía S.A.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Pampa Energía S.A. and its subsidiaries at December 31, 2008 and 2007, and the results of its operations and its cash flows for the years ended December 31, 2008 and 2007, the six-month transition period ended December 31, 2006 and the year ended June 30, 2006 in conformity with accounting principles generally accepted in Argentina. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Accounting principles generally accepted in Argentina vary in certain significant respects from accounting principles generally accepted in the United States of America and as allowed by Item 18 to Form 20-F. Information relating to the nature and effect of such differences is presented in Note 19 to the consolidated financial statements.

PRICE WATERHOUSE & CO. S.R.L.

/s/ Carlos Martín Barbafina (Partner)

Carlos Martín Barbafina

Buenos Aires, Argentina
May 8, 2009

PAMPA ENERGIA S.A.

CONSOLIDATED BALANCE SHEET
As of December 31, 2008 and 2007
(In Argentine Pesos (“Ps.”) – unless otherwise stated)

	As of	As of
	December 31, 2008	December 31, 2007

Assets
Current Assets
Cash and banks	121,685,278	187,237,083
Short-term investments	478,466,922	635,595,494
Trade receivables, net	756,469,713	566,527,416
Other receivables, net	229,965,112	96,674,421
Materials and spare parts	22,657,834	25,460,883
Inventories	22,215,885	34,349,752
Other assets	162,850	43,010

Total Current Assets	1,631,623,594	1,545,888,059

Non-Current Assets
Trade receivables, net	191,133,395	202,764,050
Long-term investments	504,008,009	114,953,438
Other receivables, net	220,787,932	202,196,080
Materials and spare parts	16,808,927	17,723,926
Inventories	3,594,560	7,555,438
Fixed assets, net	5,504,672,088	5,173,198,192
Intangible assets, net	317,118,396	338,348,633
Other assets, net	135,750,887	158,483,093
Goodwill, net	612,680,752	642,122,255

Total Non-Current Assets	7,506,554,946	6,857,345,105

Total Assets	9,138,178,540	8,403,233,164

Liabilities
Current Liabilities
Account payable	579,635,012	552,813,466
Financial debt	167,033,039	53,634,384
Salaries and social security payable	128,469,107	80,466,852
Taxes payable	161,338,682	127,067,576
Other liabilities	86,710,525	138,432,492
Provisions	52,756,000	39,868,000

Total Current Liabilities	1,175,942,365	992,282,770

Non-Current Liabilities
Accounts payable	78,275,344	79,992,990
Financial debt	2,031,000,665	1,646,108,923
Salaries and social security payable	52,228,145	29,946,131
Taxes payable	591,947,883	573,394,742
Other liabilities	332,007,293	284,430,020
Provisions	51,710,559	48,428,293

Total Non-Current Liabilities	3,137,169,889	2,662,301,099

Total Liabilities	4,313,112,254	3,654,583,869

Minority Interest	1,613,784,221	1,526,511,612
Shareholders´ Equity	3,211,282,065	3,222,137,683

Total Liabilities and Shareholders´ Equity	9,138,178,540	8,403,233,164

The accompanying notes are an integral part of these consolidated financial statements.

PAMPA ENERGIA S.A.

CONSOLIDATED STATEMENT OF INCOME
For the years ended December 31, 2008 and 2007, the six-month transition period ended
December 31, 2006 and the year ended June 30, 2006
(In Argentine Pesos (“Ps.”) – unless otherwise stated)

			For the
			six-month
			transition	For the year
			period ended	ended
	For the year ended December 31,		December 31,	June 30,

	2008	2007	2006	2006

Sales	4,013,831,854	1,479,226,523	127,686,513	1,221,694
Cost of sales	(3,082,359,252)	(1,104,038,592)	(79,592,381)	(727,406)

Gross profit	931,472,602	375,187,931	48,094,132	494,288

Selling expenses	(139,651,639)	(45,750,215)	(974,702)	(745,287)
Administrative expenses	(262,382,978)	(117,273,072)	(16,488,513)	(3,043,595)
Goodwill amortization	(19,839,155)	(7,363,426)	269,722	-
Reversal of other assets valuation allowance	-	-	-	722,236

Operating income (loss)	509,598,830	204,801,218	30,900,639	(2,572,358)

Financial and holdings results
Generated by assets
Interest income	45,636,644	67,779,523	11,123,644	621,959
Taxes and bank commisions	(13,528,736)	(5,641,959)	(307,570)	-
Foreign currency exchange difference	94,619,552	56,233,001	588,865	998,182
Impairment of other assets	(61,244,243)	-	-	-
Result of receivables measured at present value	19,464,608	(4,825,915)	(9,047,999)	-
Financial instruments holding results, net	(19,330,941)	41,846,355	8,073,563	3,558,012
Impairment of investments in subsidiaries	(12,332,109)	(702,148)	-	-
Other financial results	(341,394)	4,504,129	72,935	-
Generated by liabilities
Interest expense	(194,838,841)	(59,204,134)	(9,076,606)	(70,820)
Foreign currency exchange difference	(205,174,088)	(11,145,561)	4,984,928	75,930
Result from repurchase of financial debt	190,294,189	(18,860,000)	-	-
Commissions and other expenses	(23,635,867)	(10,659,387)	-	-
Other financial results	(651,547)	(2,688,640)	(24,139,915)	(698,380)

Total financial and holding results, net	(181,062,773)	56,635,264	(17,728,155)	4,484,883
Other (expenses) income, net	(23,193,694)	23,033,038	91,824

Income before taxes and minority interest in subsidiaries	305,342,363	284,469,520	13,264,308	1,912,525

Income tax and tax on assets	(108,841,126)	(36,264,991)	(1,831,357)	2,500,725
Minority interest	(81,477,509)	(62,152,122)	(4,075,568)	-

Net income for the year	115,023,728	186,052,407	7,357,383	4,413,250

Earnings per share (Note 3):
Basic	0.0765	0.1688	0.0237	0.1191
Diluted	0.0747	0.1568	0.0225	-

The accompanying notes are an integral part of these consolidated financial statements.

PAMPA ENERGIA S.A.

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY
For the years ended December 31, 2008 and 2007, the six-month transition period ended December 31, 2006 and the year ended June 30, 2006
(In Argentine Pesos (“Ps.”) – unless otherwise stated)

	Common Stock

			Irrevocable
			contributions for	Additional			Reserve for				Total
			future share	Paid-In	Treasury		Directors’	Legal	Voluntary	Retained	Shareholders’
	Shares	Amount	subscriptions	Capital	Stock	Total	options	Reserve	Reserve	earnings	Equity

Balance at June 30,
2005	6,000,000	6,000,000	-	-	-	6,000,000	-	-	-	(5,711,335)	288,665

Irrevocable capital
contributions received –
December 2005	-	-	23,900,000	-	-	23,900,000	-	-	-	-	23,900,000
Capital increase –
January 2006	23,900,000	23,900,000	(23,900,000)	-	-	-	-	-	-	-	-
Capital increase – April
2006	18,246,000	18,246,000	-	-	-	18,246,000	-	-	-	-	18,246,000
Capital increase – May
2006	97,854,000	97,854,000	-	-	-	97,854,000	-	-	-	-	97,854,000

Net income for the year	-	-	-	-	-	-	-	-	-	4,413,250	4,413,250

Balance at June 30,
2006	146,000,000	146,000,000	-	-		146,000,000	-	-	-	(1,298,085)	144,701,915

Capital increase -
September 2006	300,000,000	300,000,000	-	45,000,000	-	345,000,000	-	-	-	-	345,000,000
Reserve for directors’
options	-	-	-	-	-	-	2,941,667	-	-	-	2,941,667
Net income for the
six-month transition
period	-	-	-	-	-	-	-	-	-	7,357,383	7,357,383

Balance at December
31, 2006	446,000,000	446,000,000	-	45,000,000	-	491,000,000	2,941,667	-	-	6,059,298	500,000,965

PAMPA ENERGIA S.A.

	Common Stock

			Irrevocable
			contributions
			for future	Additional			Reserve for				Total
			share	Paid-In	Treasury		Directors’	Legal	Voluntary	Retained	Shareholders’
	Shares	Amount	subscriptions	Capital	Stock	Total	options	Reserve	Reserve	earnings	Equity

Balance at
December 31, 2006	446,000,000	446,000,000	-	45,000,000	-	491,000,000	2,941,667	-	-	6,059,298	500,000,965

Capital increase –
February 2007	600,000,000	600,000,000	-	689,324,999	-	1,289,324,999	-	-	-	-	1,289,324,999
Setting up of
reserves	-	-	-	-	-	-	-	896,129	5,163,169	(6,059,298)	-
Capital increase –
September 2007	480,194,242	480,194,242	-	773,112,730	-	1,253,306,972	-	-	-	-	1,253,306,972
Distribution of
dividends in advance	-	-	-	-	-	-	-	-	-	(18,314,331)	(18,314,331)
Reserve for
Directors’ options	-	-	-	-	-	-	11,766,671	-	-	-	11,766,671
Net income for the
year	-	-	-	-	-	-	-	-	-	186,052,407	186,052,407

Balance at
December 31, 2007	1,526,194,242	1,526,194,242	-	1,507,437,729	-	3,033,631,971	14,708,338	896,129	5,163,169	167,738,076	3,222,137,683

Setting up of
reserves	-	-	-	-	-	-	-	10,012,637	-	(10,012,637)	-
Distribution of
dividends in advance	-	-	-	-	-	-	-	-	-	(16,797,217)	(16,797,217)
Reserve for
Directors’ options	-	-	-	-	-	-	11,766,672	-	-	-	11,766,672
Acquisition of
Company´s own
shares	(126,426,196)	(126,426,196)	-	-	126,426,196	-	-	-	-	(120,848,801)	(120,848,801)
Net income for the
year	-	-	-	-	-	-	-	-	-	115,023,728	115,023,728

Balance at
December 31, 2008	1,399,768,046	1,399,768,046	-	1,507,437,729	126,426,196	3,033,631,971	26,475,010	10,908,766	5,163,169	135,103,149	3,211,282,065

The accompanying notes are an integral part of these consolidated financial statements.

PAMPA ENERGIA S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS
For the years ended December 31, 2008 and 2007, the six-month transition period ended December 31, 2006 and the year ended June 30, 2006
(In Argentine Pesos (“Ps.”) – unless otherwise stated)

			For the
			six-month
			transition	For the year
			period ended	ended
	For the year ended December 31,		December 31	June 30

	2008	2007	2006	2006

OPERATING ACTIVITIES
Net income for the year	115,023,728	186,052,407	7,357,383	4,413,250
Income tax and tax on assets	108,841,126	36,264,991	1,831,357	(2,500,725)
Interests accrued	71,265,610	28,641,642	(4,413,714)	698,380
Adjustments to reconcile net income to cash flows
provided by operating activities
Depreciation of fixed assets	261,238,423	98,905,534	8,113,266	3,748
Amortization of intangible assets	21,235,945	19,906,155	4,709,386	2,401
Depreciation of other assets	22,732,207	22,732,205	5,683,052	-
Amortization of goodwill	19,839,155	7,363,426	(269,722)	-
Reserve for Directors’ options	11,766,672	11,766,671	2,941,667	-
Financial debt restructuring	-	-	24,127,263	-
Reversal of allowances and provisions	(24,612,812)	(12,641,089)	-	-
Revearsal of other assets valuation allowance	-	-	-	(722,236)
Result from repurchase of financial debt	(190,294,189)	18,860,000	-	-
Foreign currency exchange differences and other financial
results	288,171,871	(86,088,659)	14,278,732	(3,691,862)
Minority interest	81,477,509	62,152,122	4,075,568	-

Impairment of other assets	61,244,243	-	-	-
Result by sale of fixed assets	719,880	3,727,989	1,349,380	-
Impairment of investments in subsidiaries	12,332,109	702,148	-	-
Changes in operating assets and liabilities
Increase in trade receivables	(290,031,408)	(135,810,923)	(33,950,206)	(451,960)
(Increase) Decrease in other receivables	(186,023,481)	170,579,932	(4,822,081)	(4,251,065)
Decrease (Increase) in materials and spare parts	5,116,662	(21,861,058)	-	-
Decrease (Increase) in inventories	17,890,874	(20,302,781)	198,950	(12,537,960)
Decrease in other assets	4,885	-	-	-
Increase in accounts payable	190,965,423	180,764,871	12,236,190	2,648,407
Increase in salaries and social security payable	68,429,533	12,628,809	1,661,318	42,207
(Decrease) Increase in taxes payable	(38,653,072)	(22,894,534)	(2,862,720)	1,644,820
Increase (Decrease) in other liabilities	121,933,949	(236,642,477)	47,412,907	79,323
Increase in provisions	14,836,250	3,838,048	-	-
Dividend payments to third parties by subsidiaries	(15,388,337)	(9,076,073)	-	-

Net cash provided by (used in) operating activities	750,062,755	319,569,356	89,657,976	(14,623,272)

PAMPA ENERGIA S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS (Continued)
For the years ended December 31, 2008 and 2007, the six-month transition period ended December 31, 2006 and the year ended June 30, 2006
(In Argentine Pesos (“Ps.”) – unless otherwise stated)

			For the
			six-month
			transition	For the year
			period ended	ended
	For the year ended December 31,		December 31	June 30

	2008	2007	2006	2006

Net cash provided by operating activities	750,062,755	319,569,356	89,657,976	(14,623,272)
INVESTING ACTIVITIES

Payment for acquisition of companies, net of cash acquired	-	(125,290,940)	(302,135,199)	-
Payment for additional interest in subsidiaries	(68,661,857)	-	-	-
Collection from short-term investments	202,512,850	262,456,175	-	-
Increase in short-term investments shares	-	-	-	(23,764,810)
Increase in short-term investments shares ( escrow)	-	-	-	(92,057,138)
Payment for short-term investments	(395,386,927)	(194,661,061)	-	-
Increase in restricted cash	(460,669,346)	-	-	-
Payment for the acquisition of fixed assets	(740,966,502)	(820,846,059)	(9,577,728)	(64,740)
Proceeds from the sale of fixed assets	91,904,516	589,445	-	-
Increase in borrowings granted	(1,885,989)	-	-	-
Collection of dividends	-	-	427,198	-

Net cash used in investing activities	(1,373,153,255)	(877,752,440)	(311,285,729)	(115,886,688)

FINANCING ACTIVITIES
Shareholders’ contributions	-	1,289,324,999	345,000,000	97,854,000
Irrevocable capital contributions received	-	-	-	42,146,000
Dividends paid	(18,314,331)	-	-	-
Bank and financial borrowings	825,078,919	-	-	-
Payment of bank and financial debt	(402,317,850)	(87,480,627)	(53,941,696)	(1,370,363)
Third parties contributions	13,485,652	-	-	-
Acquisition of Company´s own shares	(120,848,801)	-	-	-

Net cash provided by financing activities	297,083,589	1,201,844,372	291,058,304	138,629,637

Net (decrease) increase in cash and cash equivalents	(326,006,911)	643,661,288	69,430,551	8,119,677
Cash and cash equivalents at the beginning of the year	721,216,542	77,555,254	8,124,703	5,026
Cash and cash equivalents at the end of the year	395,209,631	721,216,542	77,555,254	8,124,703

The accompanying notes are an integral part of these consolidated financial statements.

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 1. BUSINESS OF THE COMPANY

Pampa Energía S.A. (“the Company”) is an integrated electricity company which, through its subsidiaries, has a share of the electricity generation, transmission and distribution market in Argentina.

In the generation business, the Company has an installed capacity of approximately 2,003 MW, which accounts for approximately 8% of the installed capacity in Argentina. The Company is working on projects for expansion of its installed capacity by more than 200 MW.

In the transmission business, the Company through Compañía de Transporte de Energía Eléctrica de Alta Tensión Transener S.A. (“Transener”) joint-controls the operation and maintenance of the high-tension transmission network in Argentina which covers some 9,300 km of lines of its own, as well as 6,000 km of high-tension lines belonging to Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires Sociedad Anónima Transba S.A. (“Transba”). Transener carries 95% of the electricity in Argentina.

In the distribution business, through Empresa Distribuidora y Comercializadora Norte S.A (“Edenor”), the Company distributes electricity among over 2.5 million customers throughout the northern region of Buenos Aires and the Greater Buenos Aires, which is covered by the concession.

The Company shares are listed for trading on the Buenos Aires Stock Exchange and form part of the Merval Index. Global Depository Shares (GDSs) representative of shares in the Company are also listed for trading on the Luxemburg Stock Exchange and on the Euro MTF Market.

On February 25, 2008, the Company’s Ordinary and Extraordinary Shareholders’ Meeting resolved to amend the Company’s corporate name to “Pampa Energía S.A.” and the respective amendment to the bylaws. On September 4, 2008, this amendment was registered with the respective enforcement agencies.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These consolidated financial statements are stated in Argentine pesos, and have been prepared in accordance with generally accepted accounting principles used in Argentina (“Argentine GAAP”) and the regulations of the Comisión Nacional de Valores (the Argentine National Securities Commission or “CNV”), which differs in certain significant respects from generally accepted accounting principles in the United States of America (“US GAAP”). Such differences involve methods of measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP and the Regulation S-X of the Securities and Exchange Commission (“SEC”). A description of the significant differences between Argentine GAAP and US GAAP as they relate to the Company is set forth in Note 19 to these consolidated financial statements.

Basis of consolidation

The consolidated financial statements include the accounts of the Company and Inversora Nihuiles S.A. (“Inversora Nihuiles”), Inversora Diamante S.A. (“Inversora Diamante”), Dilurey S.A. (“Dilurey”), Powerco S.A. (“Powerco”), Corporación Independiente de Energía S.A. (“CIESA”), Central Térmica Loma de la Lata S.A. (“Loma de la Lata”), Transelec Argentina S.A. (“Transelec”), Dolphin Energía S.A. (“DESA”), IEASA S.A. (“IEASA”), Inversora Güemes (“Inversora Güemes”), Pampa Real Estate S.A. (“PRESA”), Pampa Participaciones S.A. (“Pampa Participaciones”), Pampa Participaciones II S.A. (“Pampa Participaciones II”) and Pampa Generación S.A. (“Pampa Generación”) over which the Company has effective control. The consolidated financial statements proportionally consolidate the accounts of Inversora Ingentis S.A. (“Inversora Ingentis”) over which the Company exercises joint control. All significant intercompany balances and transactions have been eliminated in consolidation.

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Basis of consolidation (Continued)

Data reflecting corporate control are as follows:

Companies under direct control	Ownership interest and voting stock percentage		Companies under indirect control / Companies jointly controlled	Ownership interest and voting stock percentage

	12.31.08	12.31.07		12.31.08	12.31.07

Generation
Inversora Nihuiles	90.27	90.27	Hidroeléctrica Los Nihuiles S.A.	51.00	51.00
Inversora Diamante	91.60	91.60	Hidroeléctrica Diamante S.A.	59.00 (4)	59.00
Loma de la Lata / Powerco (1)	100.00	100.00	Central Térmica Güemes S.A.	89.68 (5)	60.00 (5)
CIESA	98.00	100.00	Central Piedra Buena S.A.	100.00	100.00
Loma de la Lata	99.99	99.99	Energía Distribuida S.A.	99.95 (6)	--
Transportation
			Compañía de Transporte de
Transelec (2)	100.00	89.76	Energía Eléctrica en Alta Tensión	52.65	52.65
			Transener S.A.
Distribution
DESA (3)	98.00	100.00	Empresa Distribuidora y	51.54 (7)	51.00
IEASA (3)	98.00	100.00	Comercializadora Norte S.A.
Holding
Dilurey	100.00	100.00
PRESA	99.99	99.99
Pampa Participaciones	99.99	98.00
Pampa Participaciones II	99.20	98.00
Pampa Generación	98.00	--
Inversora Güemes	99.43	--

(1) Loma de la Lata has control over Central Térmica Güemes S.A. (“CTG”) as a result of its 74.20% ownership interest in its capital and voting stock. Powerco, a fully owned subsidiary of the Company, carries an additional 15.48% interest in such company.
(2) Transelec owns 50% of Compañía Inversora en Transmisión Eléctrica Citelec S.A. (“Citelec”), which in turn controls Transener S.A. (“Transener”) with a 52,65% ownership interest in its capital and voting stock. Consequently, the Company effectively owns an indirect equity interest in Transener of 26.325% . The consolidated financial statements proportionally consolidate the accounts of Citelec.
(3) DESA and IEASA control Edenor through Electricidad Argentina S.A. (“EASA”) as a result of its 100% ownership interest in its capital and voting stock of this company .
(4) As of December 31, 2008, additionally to the 59% equity interest in Hidroeléctrica Diamante S.A. through Inversora Diamante, the Company carries a direct 2% interest in such company.
(5) As of December 31, 2008, in addition the Company holds a direct 2.58% interest in CTG. See note 5 for more detail.
(6) Energía Distribuida S.A. (“Energía Distribuida”) is a company controlled by CTG with 99.58% of its equity and votes. Additionally, Pampa Participaciones holds shares representing 0.37% of the equity and votes. The Company proportionally consolidates Energía Distribuida based on a call option agreement with the minority shareholder, Operating S.A., for 50% of the group’s total equity interest in that company. In connection with this call option agreement, the Company recognized an impairment loss amounting to Ps. 12,3 million disclosed in the statement of income under the line “Impairment of investment in subsidiaries”.
(7) See note 17 to the consolidated financial statements. Additionally, the Company holds an additional 2.26% direct interest as indicated in note 5 to the consolidated financial statements.

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Basis of consolidation (Continued)

Data reflecting direct jointly controlled companies is as follows:

Company	Percentage of interest held in capital stock and possible voting rights

	12.31.08	12.31.07

Inversora Ingentis (8)	50.00 (8)	50.00

(8) Inversora Ingentis controls Ingentis S.A. (“Ingentis”) as a result of its 61% ownership interest in its capital and voting stocks.

In accordance with Argentine GAAP, the presentation of the parent company’s individual financial statements is mandatory. Consolidated financial statements are to be included as supplementary information to the individual financial statements. For the purpose of these financial statements, parent company’s individual financial statements have been omitted, since they are not required for SEC reporting purposes.

Presentation of consolidated financial statements in constant Argentine Pesos

The financial statements have been prepared in constant monetary units, reflecting the overall effects of inflation through August 31, 1995. As from that date, in accordance with Argentine GAAP and the requirements of the control authorities, restatement of the financial statements was discontinued until December 31, 2001. As from January 1, 2002, in accordance with Argentine GAAP recognition of the effects of inflation has been resumed.

In accordance with CNV Resolution 441/03, inflation accounting was discontinued as from March 1, 2003.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting standards requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the recorded amounts of revenues and expenses during the reported periods. Significant estimates include those required for the accounting of depreciation and amortization, the recoverable value of assets, the income tax charge and provisions for contingencies. Actual results could differ from those estimates.

Comparative information

In October 11, 2006 the Company’s Shareholders’ Meeting approved the change of the Company’s year-end from June 30 to December 31. Accordingly, the information for the fiscal year ended December 31, 2006, presented for comparative purposes, covers a six-month period.

Cash and cash equivalents

Cash has been stated at its face value.

The Company considers all highly liquid temporary investments with an original maturity of three months or less at the time of purchase to be cash equivalents.

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investments

Short-term

Time deposits have been valued at cost plus accrued interest at each year-end. Investments in corporate securities, government bonds and mutual funds with an active market have been valued at their market price at each period / year-end. Other corporate and public securities have been valued at their cost plus accrued interests at each reporting date. Investments in financial trusts have been valued considering the market price of securities held by the trustee.

Changes in market values of securities are included in the line Financial instruments holding results, net in the statement of income.

Long-term

Investments in which the Company has the ability to exercise significant influence but no control (between 20% to 50% of interest in the investee), are accounted for using the equity method. The Company evaluates its equity method investments for impairment whenever event or changes in circumstances indicate that the carrying amounts of such investments may not be recoverable. The difference between the carrying value of the equity method investment and its fair value is recognized as an impairment when the loss in value is deemed other than temporary. Currently, the Company does not have any investments accounted for under the equity method.

Investments in equity securities in which the Company does not exercise control or significant influence (less than 20%) are accounted for at cost.

Receivables and liabilities

Accounts receivable and payable are stated at their nominal value plus financial results accrued at each balance sheet date. Non-current trade receivables include receivables from the generation and distribution segments which, according to its contractual terms, are expected to be realized beyond one year.

Financial receivables and debt have been valued at the amount deposited or collected, respectively, plus accrued interest based on the interest rate estimated at the time of the transaction.

Non-current financial receivables and debt have been stated at their nominal value plus financial results accrued at period or year end, if applicable. The values thus obtained do not significantly differ from those that would result from application of the prevailing accounting standards, which establish that they must be valued at the amount receivable and payable, respectively, discounted applying a rate reflecting the time value of money and the risks specific to the transaction estimated at the time of their addition to assets and liabilities, respectively.

Inventories, materials and spare parts

Inventories, materials and spare parts are stated at its replacement cost, which does not exceed their net realizable value at year end. Where necessary, an allowance is made for obsolete, slow moving or defective inventory.

Land acquired for their development and subsequent sale and fuel oil stocks were classified as inventories.

The Company classified inventories as current or non-current on the basis of the management estimate of when they will be sold.

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fixed assets

Fixed assets have been valued at cost less accumulated depreciation. Depreciation charges are generally computed under the straight-line method over the estimated useful lives assigned to the assets. Depreciation of Central Térmica Güemes and Loma de la Lata turbines and related equipment are calculated following the unit of production method. Depreciation of certain Transener assets have been calculated using technical formulas other than the straight-line method.

The cost of maintenance and repairs is charged to expense as incurred. The cost of significant renewals and improvements are added to the carrying amount of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the consolidated statement of income.

Financial costs, which include interest and foreign currency exchange rate differences, generated by building, assembling and finishing fixed assets, when such processes extend over time are capitalized as asset cost. Capitalizing financial costs of third-parties´ capital related to the years ended December 31, 2008 and 2007, amounted to Ps. 69,221,838 and Ps. 5,249,000, respectively, mainly related to works to expand the electric power generation plant located in Loma de la Lata and Edenor’s works in progress.

Intangible assets

Preoperating and organization costs: it corresponds to general administrative costs, studies, valuations and other costs incurred in connection with Ingentis project. These costs will be amortized as from the start-up of the corresponding electricity generation plant.

Concession contract: it corresponds to the total value assigned to the concessions of Hidroeléctrica Los Nihuiles S.A. (“HINISA”) and Hidroeléctrica Diamante S.A. (“HIDISA”) and they are amortized under the straight-line method based on the duration of the concession agreement. Concession agreements are recognized as intangible assets upon being purchased, irrespective of the goodwill that could be identified, when the intangible asset has been previously recognized by the acquired company.

Other intangible assets: it corresponds to the intangible assets identified in the acquisition of companies of the distribution segment which are amortized under the straight-line method over the period the benefits derived from each asset are obtained.

Other assets

Current

Other current assets include assets available for sale, which are valued at estimated amounts to be collected.

On September 8, 2008, the affiliate Loma de la Lata sold its heavy duty 178 MW Alstom model GT13E2 gas turbine for a total consideration of Ps. 84.7 million. The sale was decided by such company’s Board of Directors for considering the best available alternative taking into account the changes in the technical and economic conditions that affected the original project to extend the power generation plant located in Loma de La Lata. The transaction’s total result, including the impairment already recognized during the six-month period ended June 30, 2008 amounted to a Ps. 61,244,243 loss and is included within Financial and holding results generated by assets in the statement of income.

Non-current

Costs incurred in relation with Transener “Fourth Line” project are included under other non-current assets. These costs are amortized under the straight-line method over the term of the operating contract, consisting in 15 years.

Goodwill

Goodwill represents the excess or shortfall in the fair value of identifiable net assets acquired compared with their acquisition cost. Positive goodwill amortization charges are calculated on a regular basis throughout their useful life, representing the best estimate for the period during which the Company expects to receive economic benefits from them. Negative goodwill is amortized on a regular basis throughout a period equal to the weighted average remaining useful life of the issuer’s assets subject to depreciation and amortization.

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Impairment of long-lived assets

The Company periodically evaluates the carrying value of its long-lived assets and certain intangible assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying value of a long-lived asset is considered impaired by the Company when the expected cash flows, discounted and without interest cost, from such an asset, is less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Previously recognized impairment loss should only be reversed when there is a subsequent change in estimates used to compute the fair value of the asset. In that event, the new carrying amount of the asset should be the lower of its fair value or the net carrying amount the asset would have had if no impairment had been recognized.

Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currencies are translated at the prevailing exchange rates at year-end. Transactions denominated in foreign currencies are translated into local currency at the prevailing exchange rates on the date of transaction settlement.

Derivative financial instruments

The Company uses derivative financial instruments in the form of foreign currency forward exchange contracts to manage foreign currency risks. The Company used U.S. dollars forward exchange contracts to offset changes in the amount of future cash flows associated with the mature of payment of interests on Corporate Bonds Class No. 7 of its subsidiary Edenor expected to occur within the next two interest maturity dates. The Company recognizes the fair value of all derivative instruments as either assets or liabilities at fair value on its balance sheet. Changes in fair value are reported in the financial and holding results in the statement of income.

Allowances and provisions

The Company provides for losses relating to accounts receivable. The allowance for losses is recognized when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the terms of the agreements.

The Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings. The Company accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated.

Taxes

Income tax

The Company records income taxes using the liability method, thus recognizing the effects of temporary differences between the carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be reversed and settled, considering the regulations in effect at the time of issuance of these financial statements.

The Company recognizes tax assets on its balance sheet only when their realization is deemed to be probable. A valuation allowance is recognized for that component of net deferred tax asset which is not recoverable. The assessment regarding recoverability of net deferred tax assets and tax loss carryforwards is performed separately for each subsidiary as they are considered different taxpayers. Therefore, a significant amount of valuation allowance is recorded as of December 31, 2008 and 2007, related to the subsidiaries in the transmission and distribution segment, although the generation segment provides for taxable income.

Tax on assets

The Company calculates tax on assets by applying the current 1% rate on computable assets at the end of the year. This tax complements income tax. The Company’s tax obligation for each year will agree with the higher of the two taxes. If in a fiscal year, however, tax on asset obligation exceeds income tax liability, the surplus will be computable as a down payment of income tax through the next ten years.

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Shareholders´ Equity

The account “Treasury stock” represents the face value of Company´s own shares acquired amounting to 126,426,196 Class A shares with a face value of Ps. 1 at year-end. Consideration paid for the acquisition of such shares, amounting to to Ps. 120,848,801, is recognized as a reduction of total retained earnings (see Note 11).

Revenue recognition

Revenue is recognized when it is realized or realizable and earned when the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered; the prices are fixed or determinable; and collectability is reasonably assured.

Revenues for each of the business segments identified by the Company are recognized when the following conditions are met:

Generation

Revenues from generation are recognized under the accrual method.

Transmission

Revenues from transmission services include the following items: (i) connection to the system, (ii) energy transmission and (iii) transmission capacity. Revenue is recognized in income as services are provided. As stated in the concession agreements, Transener and Transba receive bonus payments when certain quality thresholds are met. Bonusses are recognized on income when earned. The Company derives additional revenues related to the transmission services from the supervision of the construction and operation of certain assets and other services provided to third parties. These revenues are recognized in income as services are rendered.

Distribution

Revenues for distribution services include electricity supplied, whether billed or unbilled. Unbilled revenue is determined based on electricity effectively delivered to customers and valued on basis of applicable tariffs. Unbilled revenue is classified as current trade receivables. The Company also recognizes revenues from other concepts included in distribution services, such as new connections, pole rental and transportation of electricity to other distribution companies. All revenues are recognized when the Company’s revenue earning process has been substantially completed, the amount of revenues may be reasonably measured, and the economic benefits associated with the transaction will flow to the Company.

Holding

Revenues from land sales are recognized when the Company has transferred to the buyer the risk of ownership.

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 3. EARNINGS PER SHARE

The Company has calculated basic earnings per share on the basis of the weighted average amount of outstanding common stock at December 31, 2008 and 2007, as follows:

	For the years ended December 31,		Six-month transition period ended December 31,	Year ended June 30,

	2008	2007	2006	2006 (1)

Net income for the year	115,023,728	186,052,407	7,357,383	4,413,250
Weighted average amount of outstanding shares	1,504,249,410	1,102,364,398	310,673,913	37,054,996
Basic earnings per share	0.0765	0.1688	0.0237	0.1191

Furthermore, the Company has calculated diluted earnings per share on the basis of the possible dilutive effect of the options granted, as described in Note 9. Whether the dilutive effect increases the earnings per share, such dilutions will not be considered in calculations.

	For the years ended December 31,		Six-month transition period ended December 31,

	2008	2007	2006

Net income for the year	115,023,728	186,052,407	7,357,383
Weighted average amount of outstanding shares	1,538,814,785	1,186,783,267	326,346,307
Diluted earnings per share	0.0747	0.1568	0.0225

(1) For the year ended June 30, 2006 the diluted earning per share is equal to the basic earning per share

The reconciliation of the weighted average number of outstanding shares for basic and diluted earnings per share is as follows.

	For the years ended December 31,		Six-month transition period ended December 31,

	2008	2007	2006

Weighted average amount of outstanding shares for basic earnings per share	1,504,249,410	1,102,364,398	310,673,913

Number of shares the Company will be required to issue if all the options granted are exercised	34,565,374	84,418,869	15,672,394

Weighted average amount of outstanding shares for diluted earnings per share	1,538,814,784	1,186,783,267	326,346,307

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4. BREAKDOWN OF CERTAIN BALANCE SHEET ACCOUNTS

	As of December 31, 2008	As of December 31, 2007

Trade receivables, net
Current
Receivables from energy distribution	469,105,000	376,067,000
Receivable from Argentine Wholesale Electric Market	102,297,362	52,685,537
CAMMESA (1) - Generation	118,324,172	88,357,435
CAMMESA - Transmission	42,899,205	35,450,903
FONINVEMEM (2) consolidated receivable	34,168,145	24,207,891
Debtors in litigation	14,799,354	19,544,335
Related parties	346,336	1,497,341
Other	13,777,768	14,787,788

Subtotal	795,717,342	612,598,230
Allowance for doubtful accounts	(39,247,629)	(46,070,814)

	756,469,713	566,527,416

Non-current
Receivables from energy distribution	65,839,000	100,300,000
CAMMESA - Generation	616,084	628,409
FONINVEMEM consolidated receivables	124,794,701	101,777,860
Other	288,405	462,576

Subtotal	191,538,190	203,168,845
Allowance for doubtful accounts	(404,795)	(404,795)

	191,133,395	202,764,050

Other receivables, net
Current
Tax credit	124,348,712	34,767,535
Advances to suppliers	31,105,146	3,148,762
Legal embargo	581,713	591,973
Guarantee deposits	12,441,922	4,232,844
Related parties	4,685,606	6,229,327
Prepaid expenses	12,708,135	26,297,624
Advances to employees	8,756,991	3,419,900
Financial advances	10,252,289	1,020,665
Other	30,038,368	20,015,791

Subtotal	234,918,882	99,724,421
Allowance for doubtful accounts	(4,953,770)	(3,050,000)

	229,965,112	96,674,421

(1) Compañía Administradora del Mercado Mayorista Eléctrico S.A. (“CAMMESA”).
(2) Fondo para Inversiones Necesarias que permitan incrementar la Oferta de Energía Eléctrica en el Mercado Eléctrico Mayorista (“FONINVEMEM”), Fund for Investments required to increase the electric power supply in the WEM.

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4. BREAKDOWN OF CERTAIN BALANCE SHEET ACCOUNTS (CONTINUED)

	As of December 31, 2008	As of December 31, 2007

Other receivables, net (continued)
Non-current
Tax credit	42,367,715	122,229,673
Tax on assets	55,804,158	30,662,385
Advances to suppliers	3,653,335	3,653,335
Employee stock ownership programme	5,867,230	5,449,560
Deferred income tax asset	113,668,182	43,566,877
Prepaid expenses	1,680,000	-
Other	1,400,647	287,585

Subtotal	224,441,267	205,849,415
Allowance for doubtful accounts	(3,653,335)	(3,653,335)

	220,787,932	202,196,080

Accounts payable
Current
Suppliers	536,188,252	526,248,908
Fees and royalties	6,068,040	4,491,915
Related parties	604,394	155,130
Deferred income	5,326,559	5,509,560
Customer advances	31,447,767	16,407,953

	579,635,012	552,813,466

Non-current
Deferred income	3,115,990	3,655,370
Customer advances	75,159,354	76,337,620

	78,275,344	79,992,990

Financial debt
Current
Financial loans	22,351,184	27,037,152
Bank overdrafts	119,608,288	-
Corporate bonds	484,163	2,043,321
Accrued interest	24,589,404	22,197,411
Related parties	-	2,356,500

	167,033,039	53,634,384

Non-current
Financial Loans	63,742,777	23,662,539
Corporate bonds	1,955,058,896	1,622,368,384
Accrued interest	12,198,992	78,000

	2,031,000,665	1,646,108,923

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4. BREAKDOWN OF CERTAIN BALANCE SHEET ACCOUNTS (CONTINUED)

	As of December 31, 2008	As of December 31, 2007

Taxes payable
Current
Provision for income tax	52,696,772	43,656,304
Provision for tax on assets	25,799,742	15,221,102
Prepayments and advances for income tax	(28,865,900)	(21,621,461)
Prepayments and advances for tax on assets	3,237,824	-
Value added tax	41,228,362	33,910,762
Municipal contributions	23,927,956	26,024,920
Tax related to energy	28,876,750	20,823,000
Income tax withholdings to be deposited	6,989,114	5,072,930
Other	7,448,062	3,980,019

	161,338,682	127,067,576

Non-current
Deferred tax liabilities	563,435,160	550,984,438
Value added tax debit	28,512,723	22,410,304

	591,947,883	573,394,742

Other liabilities
Current
Purchase option - Transelec shares	-	38,762,432
Provision for expenses	24,204,451	18,256,841
Programme of rational use of energy	33,494,000	1,931,000
Fees for the public offering process	-	818,000
Corporate bonds issuance fees	-	4,176,000
Related parties	748,202	47,650,470
Provision for Directors and Syndics' fees	602,609	375,130
Dividends payable	16,797,217	18,314,331
Other	10,864,046	8,148,288

	86,710,525	138,432,492

Non-current
ENRE fines and bonuses (1)	331,613,000	281,395,000
Other	394,293	3,035,020

	332,007,293	284,430,020

(1) Corresponds to sanctions imposed by the regulator in the Company’s distribution business due to non-compliance of certain service quality indexes established by the respective concession contract.

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 5. ACQUISITION OF BUSINESSES

Acquisition of Inversora Nihuiles and Inversora Diamante

In May 2006, the Company entered into an agreement with Electricité de France Internacional S.A. for a total consideration of US$ 35.5 million for the purchase of (i) 64.88% of Inversora Nihuiles, owner of 51% of Hidroeléctrica Los Nihuiles, and (ii) 56% of Inversora Diamante, owner of 59% of Hidroeléctrica Diamante. This acquisition was made jointly by Stein Ferroaleaciones S.A. (“Stein”), in which the Company and Stein hold 85% and 15%, respectively.

In June 2006, the Company independently made two offers in relation to the above hydroelectric plants: (i) an offer to Banco de Galicia y Buenos Aires S.A. for US$ 9.3 million to purchase its shares representative of 12.5% and 12.5% of Inversora Nihuiles and Inversora Diamante, respectively, and (ii) an offer to Nucleamiento Inversor S.A. for US$ 15.7 million to purchase its shares representative of 22.6% and 31.5% of Inversora Nihuiles and Inversora Diamante, respectively.

All the proposed acquisitions were consummated on October 16, 2006. The purchase price paid to Banco de Galicia y Buenos Aires S.A. was partially financed by the seller with a loan amounting to US$ 4.9 million which due on June 7, 2011. This loan accrues a 3% annual interest rate.

Hidroelectrica Diamante is an electricity generation company located in the Province of Mendoza with an installed capacity of 388.4 MW which holds (i) a provincial concession for the hydroelectric use of water from the Diamante river, located in San Rafael, Mendoza, and (ii) a national concession for the generation and commercialization of hydraulic power by its hydroelectric system.

Hidroelectrica Nihuiles is an electricity generation company located in the Province of Mendoza with an installed capacity of 265 MW which holds (i) a provincial concession for the hydroelectric use of water from the Atuel river, located in San Rafael Mendoza, and (ii) a national concession for the generation and commercialization of hydraulic power by its hydroelectric system.

Acquisition of Transelec

On September 15, 2006, the Company acquired 89.76% of Transelec, a company holding 50% of the shares of Citelec, from Dolphin Opportunity LLC for a total consideration of US$ 48.5 million. On the same date, a written put and a call option were signed with Marcelo Mindlin, Damian Mindlin and Gustavo Mariani, Transelec minority shareholders, comprising the remaining 10.24% interest.

On January 2, 2008 the minority shareholders of Transelec decided to exercise the option to sell 7,807,262 ordinary shares in Transelec under the terms provided for in the agreement for the merger and granting of purchase and sale options respectively.

On January 23, 2008, the Company settled its obligation with the minority shareholders of Transelec and paid the amount of approximately US$ 12.3 million.

Citelec is the controlling company of 52.65% of Transener. Transener is the leading company in extra-high voltage electricity transmission utility services in Argentina and owns the extra high voltage electricity transmission national network, consisting of almost 9,300 kilometers of transmission lines plus approximately 5,500 kilometers of lines of its subsidiary network, Transba; therefore it operates 95% of the high-voltage lines in Argentina.

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 5. ACQUISITION OF BUSINESSES (CONTINUED)

Acquisition of Central Térmica Güemes

On January 4, 2007, the Company consummated the acquisition of (i) shares representative of 100% of Dilurey capital stock (which holded 90% of Powerco capital stock) and (ii) shares representative of 8% of Powerco capital stock, holding 60% of CTG for a total consideration of US$ 16.7 million.

As part of this acquisition, the Company signed a written put and call option for the remaining of 2% of the shares in Powerco which was exercised in August 2007 for US$ 0.5 million.

As a result of this transactions, the Company obtained control of CTG. CTG is an open cycle generation plant with a 261 MW installed capacity at the acquisition date.

On September 18, 2007, CTG increased its capital stock for a total amount of Ps.208,000,040, issuing 180,869,600 non-voting preferred stock with a face value of Ps. 1 each, at a price of Ps. 1.15 per share for purposes of financing the expansion of its generation capacity. Preferred shares were fully subscribed by Central Loma de la Lata, one of the Company’s subsidiaries. In turn, Loma de La Lata executed a call option agreement in favor of the National Government by which, if this option is exercised, it shall transfer to the National Government 54,260,880 shares of preferred stock of its interest in CTG, representing 30% Loma de La Lata’s shares of preferred stock of CTG’s capital stock. The National Government did not exercise its option to acquire such CTG preferred shares from Loma de La Lata during the term agreed.

Consequently and as provided by issuance conditions, on September 19, 2008, Loma de La Lata advised CTG of its decision to convert each one of its shares of preferred stock into one Class “A” share of common stock. On that date CTG’s Board of Directors was informed of this decision. Based on the above, as of September 30, 2008, the Company’s interest in CTG’s capital stock and votes, through its subsidiaries, Loma de La Lata and Powerco, amounts to 89.68% related to total Class “A” shares of common stock.

On June 5, 2008, the Ministry of Economy issued Resolution No. 72 which approved the early settlement of the CTG’s Employee Stock Ownership Plan. On October 3, 2008, the Company executed with Personnel adhering to the CTG’s Employee Stock Ownership Plan a share purchase agreement, by which the Company acquired 6,290,600 Class “C” book-entry shares of common stock of CTG representing 2.58% of the capital stock and votes for total amount of Ps. 9,513,900. Under the terms and conditions of the previously mentioned agreement, the Class “C” shares acquired are converted into Class “B” shares, freely transferable to third parties.

Acquisition of Central Termica Loma de la Lata

On December 4, 2006 the Company agreed with Sociedad Argentina de Electricidad S.A (“SADESA”), a company that had acquired with Merrill Lynch, Pierce, Fenner & Smith Inc, a controlling interest in Central Puerto S.A. (“Central Puerto”), the purchase of 100% of the Loma de la Lata thermoelectric plant located in Loma de La Lata, Province of Neuquén, for a total consideration of US$ 60.0 million. Loma de la Lata plant has an installed capacity of 369 MW.

The acquisition was consummated on May 17, 2007 once approvals were obtained.

In this connection, on the same date, the Company granted SADESA a call option over the Company’s ownership in Central Puerto, representing an 8.66% ownership at that date, which could be exercised until December 4, 2007, enabling the Company to sell those shares on the Buenos Aires Stock Exchange (“BASE”) at any time through that date. In November 2007, the Company sold its shares in Central Puerto in the BASE.

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 5. ACQUISITION OF BUSINESSES (CONTINUED)

Acquisition of Central Piedra Buena

On July 26, 2007, the Company signed with Albanesi S.A. and certain subsidiaries controlled by Matlin Patterson an agreement, whereby the Company acquired (i) 100% of the capital stock and voting rights of CIESA, a company holding 99.99% of the capital stock and voting rights of Central Piedra Buena, and (ii) 100 % of the capital stock and voting rights of IPC Operation Limited, a company incorporated in the United Kingdom whose Argentine branch renders management services to Central Piedra Buena, for a total consideration of US$ 85.0 million. The transaction was consummated on August 3, 2007.

Central Piedra Buena is a power plant located in Ingeniero White, Bahía Blanca, in the Province of Buenos Aires. It has a total installed capacity of 620 MW of power through two steam turbines of 310 MW, each of which with the flexibility to burn natural gas and fuel oil indiscriminately. The plant occupies 45 hectares and has two tanks with a combined storage capacity of 60,000 m3. Furthermore, Central Piedra Buena has been granted the exclusive right to use of a deep-water port for supply of fuel oil. The plant is connected to (i) the Argentine Interconnection System (SADI) through two 27-km 500-kW lines and (ii) Transportadora de Gas del Sur S.A. (TGS) through a 22-km gas pipeline of its own.

Acquisition of controlling interest in Edenor

On September 28, 2007, the Company purchased 100% of the capital stock of DESA and IEASA – companies that jointly hold 100% of the capital stock of EASA, a company holding 51% of the capital stock and voting rights of Edenor, issuing 480,194,242 shares of common stock with Ps. 1 face value at Ps. 2.61 (US$ 0.83) per share.

As part of the agreement, each of DESA and IEASA selling shareholder agreed not to sell, directly or indirectly, more than 10% per month of the Company’s shares received as a result of the transaction during 120 days after its closing. The selling shareholders might also have the right to partly or fully sell the Company’s shares received as a result of the transaction, together with future share issues by the Company, and request the Company’s support to place those shares through a public or private offering, provided that in both cases the selling shareholders sell at least 60 million shares in the Company.

This transaction has been approved by the Company’s Shareholders’ Meeting held on August 30, 2007.

Incorporation of Inversora Ingentis

On August 6, 2007 the Company signed an agreement with Emgasud S.A. (“Emgasud”) for the construction of a combined cycle power plant of approximately 400 MW fueled by natural gas and a wind farm of approximately 100 MW. This project will be carried out by Ingentis whose capital will comprise as follows: (i) 39% by the Province of Chubut and (ii) 61% by Inversora Ingentis, a special purpose company jointly controlled by the Company and Emgasud.

Inversora Ingentis signed an agreement with GE Package Power Inc. and General Electric International Inc., Argentine Branch, for the acquisition of two natural gas turbine-generators of 102.3 MW of power each for a total consideration of US$ 70.2 million.

On October 11, 2007, the Company and Emgasud amended the shareholders’ agreement originally signed on August 6, 2007, establishing Inversora Ingentis shareholding structure, represented by 20% of voting common stock, held in equal parts by the Company and Emgasud, and by 80% of non-voting preferred stock held by the Company. In none of the cases, Inversora Ingentis capital stock will exceed US$ 40.0 million.

Inversora Ingentis Shareholders’ Meeting held on October 11, 2007 increased the capital stock of Inversora Ingentis to Ps. 125,020,000, represented by 12,510,000 class A common stock held by Emgasud, 12,510,000 class B common stock held by the Company and 100,000,000 non-voting preferred stock held by the Company.

On May 13, 2008, the Ordinary Shareholders’ Meeting of Inversora Ingentis S.A. approved a capital increase of Ps. 62,500,000, by issuing 31,250,000 Class “A” of common stock subscribed by Emgasud S.A. and 31,250,000 Class “B” shares of common stock subscribed by the Company.

The Company granted Emgasud an option to purchase 50% of the outstanding preferred stock in Inversora Ingentis until December 31, 2011 at a price equal to the US$ paid at the subscription date plus a 0.03287% daily interest. 50,000,000 Inversora Ingentis non-voting preferred stock held by the Company are pledged as collateral in this connection.

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 5. ACQUISITION OF BUSINESSES (CONTINUED)

Incorporation of Inversora Ingentis(Continued)

On October 2, 2008, the Company and its subsidiary, Dilurey, executed a share purchase agreement by which they transfer and sell to Emgasud all their shares (the “Shares”) in Inversora Ingentis for a price of US$ 51,000,000, with all the rights and obligations that holding such shares implies, as well as the rights to receive shares from Inversora Ingentis, or any asset, money or right, resulting from capitalizing, converting or returning revocable or irrevocable contributions, loans or any type of capital contribution in cash or in kind, made by the Company or Dilurey (the “Purchase Agreement”). To secure compliance with its obligations, the parties executed a trust and security deposit agreement (the “Trust Agreement”) with Deutsche Bank S.A. (the “Trustee”) transferring the trust property of all its shares in Inversora Ingentis. Likewise, Emgasud transferred as a deposit to the Trustee a promissory note issued in favor of the Company for US$ 3,000,000 (the “Promissory Note”). As established in the Trust Agreement the parties should comply with their respective obligations under the Purchase agreement of January 5, 2009, (the “Closing Date”). See Note 18 for subsequent events.

Purchase of Edenor’s ADR’s

During October 2008, the Company acquired in various market transactions 1,025,893 Edenor’s ADRs, equivalent to 20,517,860 class B shares of common stock or a 2.26% interest in its common stock, at a total acquisition cost of Ps. 11,014,699. The Company has considered such interest as current temporary investments.

NOTE 6. REGULATORY FRAMEWORK

The relevant regulations that affect the Company’s operations, classified by segment, are described below.

Generation

The Company and its subsidiaries generate energy which, through the SADI (interconnected system) is directly sold to the Wholesale Electric Market (WEM) at the prices approved by CAMMESA. Such prices arise from supplying the WEM’s electric demand with electric supply whose variable production cost is related to the less efficient machine that is currently generating power with natural gas. Revenues from the sale of power result from the sales on the WEM’s spot market and sales to large client on the WEM’s Forward Market through agreements executed by the parties and in accordance with the regulations established by the Energy Secretariat (ES).

Restrictions on spot prices Energy Secretariat Resolution 240/2003

By means of this resolution the ES amends the methodology to set the prices on the WEM and determines that the maximum variable production cost (CVP) recognized to set the prices is that of the most inefficient unit operating or available using natural gas. The difference between the CVP and the Node Price of the thermal machine in operation is included as Temporary Dispatch over cost (Stabilization FundSub-account). Additionally, in case of restrictions to the demand, the maximum Spot Price recognized is Ps. 120 per MW.

As the seasonal price had not followed the evolution of the WEM’s spot price approved by CAMMESA, the resources from the Stabilization Fund were used to meet production costs, for which during the last few years this fund underwent an ongoing definancing.

Receivables from WEM generators

In September 2003, the ES issued Resolution No. 406/03 by which it was established that, based on the depletion of available resources in the WEM’s Stabilization Fund, amounts pending payments in each month are consolidated, accruing interest at an interest rate equivalent to the mean monthly yield obtained by OED-CAMMESA (agency in charge of dispatch) in its financial placements, to be paid when the Fund will have sufficient funds according to a priority order of payment to agents.

This situation directly affects the Company’s financial position and its subsidiaries as they carry consolidated receivables documented by CAMMESA, under LVFVD (Sales Settlements with Due Date to be Defined).

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 6. REGULATORY FRAMEWORK (CONTINUED)

Generation (Continued)

FONINVEMEM

ES Resolution No. 712/04 created the FONINVEMEM to increase the available electric generation by investments in thermal generation.

By means of resolutions No. 826/04, 1427/04, 622/05 and 633/05, the Energy Secretariat invited all WEM agents creditors with LVFVD to express their decision to convert (or not) 65% of their receivables accumulated from January 2004 and through December 2006, in an interest in a combined cycle project, payable once all new combined cycles to be built with the financing of FONINVEMEM are operational.

The portion of LVFVD contributed to FONINVEMEM will be converted into US$ and will have an annual yield at LIBO + 1% and will be received in 120 equal, monthly and consecutive installments as from the commercial authorization of the combined cycle of electric plants, provided as from the first quarter to 2010.

Consequently, on December 13, 2005, the agreements to organize the generating companies “Sociedad Termoeléctrica Manuel Belgrano S.A.” and “Sociedad Termoeléctrica José de San Martín S.A.” were executed. Both companies with he object to produce electric power and its commercialization in block and specifically, the management to purchase the equipment, construction, operation and maintenance of a thermal power station. The Company across some of its subsidiaries executed the respective minutes accepting the subscription of shares for both generating companies. Both generators were cleared to operate in open cycle during 2008.

Likewise and in regards to receivables generated during 2007, on May 31, 2007, the ES issued Resolution No. 564, convoking again those private MEM creditors to extend their interest in the FONINVEMEM by contributing 50% of such receivables. Although such resolution establishes various alternatives to recover funds contributed to FONINVEMEM, the Company and its generation subsidiaries chose to allocate such receivables to alternative projects to invest in new electric generation equipment. Therefore, the required conditions were duly complied with. (a) the investment should be equivalent to three times the value of the receivables; (b) the project should consist of a contribution of a new generating plant or the installation of new generating unit within an already-existing plant; and (c) power and reserved capacity should be sold on the forward market (including Energy Plus) while exports are not allowed for the first 10 years.

Based on the investment projects presented, on June 20, 2008 by means of Brief No. 615, the ES considered verified the Company’s proposal and instructed the OED to pay the 2007 LVFVD, which as of December 31, 2008, has been duly collected.

On July 24, 2008, the ES issued Resolution No. 724/08 by which it authorized the execution of MEM Committed Supply Agreements (the Agreements) with generating agents, related to the repair and or repowering of generation groups and/or related equipment. This applies to those MEM generation agents filing plans to repair and/or repower their generating equipment whose cost exceeds 50% (fifty percent) of revenues expected to receive by the Generation Agent on the “Spot” market during the life of such agreement, related to compensating items subject to subsection (c), Section 4, ES Resolution No. 406/03.

The procedure will consist in the ES evaluating the proposals filed, instructing CAMMESA as to those authorized to enter into a contract, even indicating, if convenient, the granting of loans to the Generation Agent in the event they are required to finance the disbursement to be made to meet the cost of repairs exceeding the compensation to be received for the agreement.

As of the issuance date of these financial statements, the Company and its subsidiaries were evaluating the possible alternative related to enforcement of this Resolution, which were considered to carry out the best estimate as to the collection possibilities of receivables generated during fiscal 2008.

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 6. REGULATORY FRAMEWORK (CONTINUED)

Generation (Continued)

The future evolution of this situation could call for the Government to modify some of the measures adopted or issue additional regulations. Impacts generated by the set of measures adopted to date by the Federal Government on the Company’s, and its subsidiaries´, economic and financial situation as of December 31, 2008, were calculated according to evaluations and estimates carried out by the management when preparing these financial statements and should be read considering such circumstances.

Energy Plus - ES Resolution No. 1281/06

The Energy Secretariat approved Resolution No. 1281/06, in which it is established that the existing energy commercialized in the Spot market will have the following priorities: (1) Demands below 300 KW; (2) Demands over 300 KW with contracts; and (3) Demands over 300 KW without contracts.

It also establishes certain restrictions to the commercialization of electricity, and implements the Energy Plus service, which consist in the offering of additional generation availability by the generating agents. These measures imply the following:

- Hydroelectric and thermal generators without fuel contracts are not allowed to execute any new contract.
- Large Users with a demand over 300 KW (“LU300”) will be only allowed to contract their energy demand in the forward market for the electrical consumption made during the year 2005 (“Base Demand”) with the thermoelectric plants existing in the WEM.
- The new energy consumed by LU300 over the Base Demand must be contracted with new generation at a price freely negotiated between the parties (Energy Plus).
- The New Agents joining the system must contract their whole demand under the Energy Plus service.
- For the new generation plants to be included within the Energy Plus service, they must have fuel supply and transportation contracts.

Under such standard, CTG increased its generation capacity by 98.8 MW ISO upon starting up the new LMS 100 generation unit. CTG is the first WEM generator that is in a position of providing the service to Energía Plus. For such purpose, service agreements were executed with Energía Plus for the entire Net Effective Power of the extension with various agents from the Forward Market (MAT).

Together with the approval by the Federal Planning, Public Investment and Services Ministry of the profit margin presented by CTG by means of MPFIPyS Resolution No. 2495/08, the ES authorized through its briefs No. 625/08, 2429/08 and 2495/08, CTG agreements with 108 MAT Agents for a total power of 67 MW. Due the authorization of agreements, during September 2008, 13.02 GW were sold as mentioned above.

ES Resolutions No. 599/07 and 1070/08: Natural gas supply

Resolution No. 599/07, dated June 14, 2007, approves the proposal for the agreement with the producers of Natural Gas 2007 - 2011, aiming at supplying the domestic demand of that fuel.

Each of the signing producers undertakes to make available to the gas consumers, whose consumptions are a part of the Agreement Demand, the daily volumes which are set forth for said Signing Producer, which have been calculated according to established proportions. The Agreement Demand has been established on the basis of the gas consumption of the natural gas Internal Market of Argentina during 2006.

For the purposes of supplying the Priority Demand and performing a useful and efficient contracting of the corresponding part of the Agreement Volumes, the Signing Producers must satisfy at least the consumption profile verified in each of the supply arrangements to be renewed and corresponding to the consumption of each month of 2006.

Additionally, on October 1, 2008, the ES issued resolution No. 1070/08 setting forth a supplementary agreement with natural gas producers, and which purpose was to establish a contribution by the producers to the trust fund for subsidizing residential liquefied gas consumptions, created by Law No. 26,020. This agreement brought about new benchmark prices for natural gas for the energy sectors including that of generating electricity.

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 6. REGULATORY FRAMEWORK (CONTINUED)

Generation (Continued)

Recognition of variable costs

On October 29, 2007 the National Energy Secretariat informed that the current variable cost to be recognized to the generators of Ps.7.96/MW, shall be increased in accordance with the consumed liquid fuel, by:

  Gas-oil/Diesel Oil Generation: Ps. 8.61/MW
  Fuel Oil Generation: Ps.5.00/MW

In addition, if a thermal unit generated with natural gas of the company’s own receives a remuneration in which the difference between the maximum recognized variable production cost and the node price is below 5 Ps./MW, the latter value must be recognized.

Benchmark fuel oil price

By means of Brief No. 483/08, the ES instructed CAMMESA to recognize to generators a maximum price of 60.50 US$/barrel plus a 10% related to administrative cost plus freight, for purchases of fuel oil of national origin to generate electric power as from April 24, 2008.

Afterwards, and due to significant variations in the International fuel market as regards to listed prices of crude and its derivatives, the ES issued Brief No. 1381/08 in October 2008, instructing CAMMESA to recognize as from November 1, 2008, to generators acquiring fuel oil with proprietary resources, a weekly price resulting from considering the average of 10 listed prices (based on the benchmark listed price of Base Platts as defined in the resolution) prior to the calculation closing date, less a differential of 2.50 US$/barrel, under FOB La Plata plus 10% of the total purchase cost of fuel, for administrative and financial expenses plus freight cost.

In the case that listed prices on the International market increase, the maximum benchmark price to be recognized will be 60.50 US$/barrel plus 10% (ten percent) of the total purchase cost of fuel for administrative costs plus the freight cost.

Transmission

Tariff situation

Within the framework of the renegotiation of Utility contracts, in May 2005 Transener and Transba S.A. (“Transba”) signed the Agreement Minutes with the Renegotiation and Analysis of Utility Contracts Unit (“UNIREN”), including the terms and conditions to adjust the Concession Contracts, which were ratified by Decrees 1460/05 and 1462/05 of the Executive Branch dated November 28, 2005.

Based on the guidelines established in the above Agreement Minutes, a Comprehensive Tariff Review was scheduled to be performed to determine a new tariff system for Transener and Transba. However, the ENRE continued with the suspension of the Public Hearing to deal with the tariff proposals submitted by both Companies, which should have become effective for Transener and Transba in February 2006 and May 2006, respectively.

On December 26, 2006 Transener requested the ENRE fulfillment of the obligations assumed in the Agreement Minutes, stating its decision to continue with the Comprehensive Tariff Review during 2007, provided that the remaining obligations assumed by the parties continue to be in force and the new system resulting from the Comprehensive Tariff Review process becomes effective as from February 1, 2008. On December 28, 2006 Transba submitted a note to the ENRE similar to that submitted by Transener, although adapted to the provisions of its Agreement Minutes as regards the terms and investments to be made.

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 6. REGULATORY FRAMEWORK (CONTINUED)

Transmission (Continued)

On April 9, 2007 Transener made a new presentation to the ENRE, stating non-fulfillment of the obligations assumed in the Agreement Minutes by the latter and the serious situation arising from such non-fulfillment. Furthermore, the ENRE was requested to immediately regularize the Comprehensive Tariff Review process, and issue administrative acts aimed at recognizing in the tariff the cost increases occurred after the signing of the Agreement Minutes. In the case of Transba, on April 10, 2007 a note similar to that submitted by Transener was presented to the ENRE, which was subsequently submitted on May 28, 2007.

On June 29, 2007, the ENRE formally requested Transener and Transba to submit their tariff proposals based on the terms outlined in the respective Agreement Minutes and section 45 of Law No. 24065 and related provisions. Therefore, in September, both companies submitted their tariff and regulatory proposals to the ENRE for the five-year period 2008/2012, updating the information submitted in August 2005.

In spite of this, ENRE did addressed the requested tariff requirements by Transener and Transba under the RTI (integral tariff review).

In turn, by means of Resolutions Nos. 869/08 and 870/08 of July 30, 2008, the ES extended the contractual transition period of Transener and Transba, respectively, through the actual effective date of the tariff schedule resulting from the RTI, establishing also such date for February 2008. Therefore, on November 7, 2008, ENRE requested once more from Transener and Transba, to file the information required to carry out the RTI process of both companies, which was complied with in December 2008.

As of the date of these financial statements, ENRE has not summoned the respective Public Hearings to implement the RTI process, failing to comply with resolutions SE Nos. 869/08 and 870/08.

Lastly, as a result of the increase in labor costs arising from the application of Decree 392/04 of the Executive Branch and subsequent decrees, which have been translated into higher operating costs as from 2004, during 2007 Transener and Transba continued filing the corresponding claims with the ENRE to proceed to readjust remuneration Regulated of both societies.

In this connection in March 2008, ENRE was requested to provide a speedy resolution and proceed to recognize the increased costs that Transener and Transba, respectively, had to bear. It should be noted that on April 21, 2008 and on may 5, 2008, UNIREN has stated by means of a brief that the mechanism to monitor costs and the service quality system was stated when the RTIs of Transener and Transba, respectively, became effective and that upon defining such process it may not be attributed to Concessionaires and could derive in an impairment of their rights.

Likewise, Transener and Transba requested the Energy Secretariat that i) it instructed ENRE to apply a rate increase equal to the cost variation index in the Memorandum of Understanding , ii) ENRE determined the actual impact of the increased costs of the operation and investments to provide the respective adjustments retroactively as provided in the Memorandum of Understanding.

In that sense, by means of ES brief 897 of July 29, 2008, the Energy Secretariat instructed ENRE to enforce covenants 4.2, 4.3 and 11.1 of the Memorandum of Understanding even partially. Thus, on July 31, 2008, ENRE issued Resolutions Nos. 327/08 and 328/08 adapting Transener’s and Transba’s compensation by about 23 and 28%, respectively, effective as from July 1, 2008.

These increased did not reflect the presentations made by both companies as regards recognizing costs established by the agreement with UNIREN since fiscal 2004 to date. Therefore, Transener and Transba have filed claims with ENRE, due to disagreements about the implementation of the previously mentioned resolutions as they contract the instruction issued by the Energy Secretariat which instructed ENRE to implement increases of 39.2 % and 43.03 % on regulated compensations effective as of June 30, 2008 for Transener and Transba, respectively.

In this connection and although ENRE, by means of resolutions Nos. 637/08 and 638/08 of November 28, 2008, rejected the reconsideration appeals filed against resolutions No. 327/08 and 328/08, both appeals were filed claiming the enforcement of the partial adjustment provided by the ES. Likewise, on January 19, 2009, a request for speedy resolution was filed in order for ENRE to proceed to recognize the actual changes in costs of Transener and Transba from 2004 and its retroactive enforcement as from each six-month period.

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 6. REGULATORY FRAMEWORK (CONTINUED)

Distribution

Tariff situation

The Executive Branch, in the exercise of the powers granted by Section 99 of the Argentine Constitution and Law No. 25561 and yours modify and complementary, proceeded to ratify the Agreement Minutes signed on February 13, 2006 within the framework of the renegotiation of the Utility contracts through Decree No. 1957/06 published in the Official Gazette on January 8, 2007.

The above Agreement Minutes contain the terms and conditions which, once the other procedures provided for in that instrument has been performed, constitute the basis that will allow the Comprehensive Renegotiation of the Concession Utility Contract between the Executive Branch and this concessionaire for the distribution and selling of electricity in federal jurisdiction.

The execution of the agreement begins the process of adjustment of the concession agreement as a means of overcoming the effects of the public emergency status, freezing and “pesification” of tariffs established by Law No. 25561. The Agreement establishes a transitional period and the later comprehensive renegotiation of the agreement through a Comprehensive Tariff Review process. The agreement contemplates in the immediate, within the transitional period: 1) an increase of the added distribution value (VAD) of 23%, retroactive at November 1, 2005, which will not apply to household customers; 2) an additional amount of 5% destined to certain works; 3) a system of installment settlement of unpaid fines; 4) the beginning of the Comprehensive Tariff Review process, in charge of the ENRE. This review will be the one that finally restructures the Concession Contract of Edenor; 5) the coming into force of a differential service quality regime for the duration of the transitional period; 6) the suspension of the claims filed before the International Centre for Settlement of Investment Disputes (ICSID) during the “transitional period” and the final waiving of these once the comprehensive tariff review is finished. This suspension also includes that of any proceedings before national or international courts, filed by the company and/or its shareholders against the Argentine National Government as a consequence of the public emergency declared by Law No. 25561, as well as the commitment not to start any proceedings before national or foreign courts against the National Government as a consequence of that emergency. Regarding EASA, it establishes the obligation to extend the surety for the foreclosure of the pledge to the class A shares it has in Edenor in favor of the National Government for any non-fulfillment of the Agreement Minutes by EASA or by Edenor itself.

The new tariff system resulting from the comprehensive tariff review process will be effective for five years and its final determination will be the responsibility of the ENRE pursuant to the provisions of Law No. 24065.

On April 30, 2007, Resolution No. 434/07 of the Secretariat of Energy was published in the Official Gazette, through which a new contract transition period was established under the terms of the Renegotiation Agreement Minutes signed on February 13, 2006. This period covers from January 6, 2002 and the date the tariff schedule resulting from the Comprehensive Tariff Review becomes effective.

On July 30, 2008, the ES issued Resolution No. 865/08 amending Resolution No. 434/07 designating February 2009 as the date on which the tariff schedule resulting from the RTI (integral tariff review) shall become effective. As of the issuance date of these financial statements, there has been no definition as to when the tariff schedule resulting from the RTI would become effective, scheduled for February 1, 2009.

On October 4, 2007, Resolution No. 1,037/2007 of the Secretariat of Energy was published in the Official Gazette, which establishes that the amounts paid by Edenor for the Quarterly Adjustment Index (CAT) sets forth by Section 1 of Law No. 25,957 and the amounts corresponding to the Cost Monitoring Mechanism (MMC) be deducted from the funds resulting from the difference between collection of the additional charges derived from the application of the Programa de Uso Racional de la Energía Eléctrica (PUREE) (rational electric power use programme) and the payment of bonuses to users under such Programme, until their transfer to the tariff is approved. In addition, the above Resolution sets forth that the adjustment for the MMC for the May 2006 – April 2007 period effective as from May 1, 2007 amounts to 9.63% .

Additionally, on October 25, 2007, Resolution No. 710/07 of the ENRE was passed, which approves the MMC compensatory procedure sets forth by Resolution No. 1,037/07.

The MMC (cost monitoring system) rate adjustment related to the period May 2006 through April 2007 together with that related to period May 2007 through October 2007 became effective as from July 1, 2008 as provided by Resolution No. 324/08.

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 6. REGULATORY FRAMEWORK (CONTINUED)

Distribution (Continued)

By means of Brief No. 1383 of November 26, 2008, the ED instructed ENRE to consider using funds pending recognition from applying the MMCfor the enforcement period May 2007 through October 2007, and to allow that they be deducted from surplus funds derived from applying the PUREE, as previously regulated by Resolution SE No. 1037/07. The adjustment by MMC for the period May 2007 through October 2007, applicable as from November 1, 2007 is 7.56% .

On the other hand, on July 31, 2007, the ENRE issued Resolution No. 324/08 approving the values of Edenor’s new tariff schedule that contemplates the partial enforcement of adjustments by MMC and passing them on to the rates. Such tariff schedule increases the distribution added value of such company by 17.9% has been applied to consumption as from July 1, 2008.

As described above, on average, tariffs for final users, depending on their consumption, will be increased by percentages ranging from 0% to 30%.

Likewise, on October 31, 2008, the ED issued Resolution No. 1169/08 approving the new seasonal benchmark prices for energy and power on the Wholesale Electric Market (MEM). Consquently, ENRE issued Resolution No. 628/08 approving the rate schedule values to be enforced as from October 1, 2008. Apart from the new seasonal benchmark prices for energy and power, the previously mentioned rate schedule established passing the ex-post pending adjustments as well as the other items related to MEM.

NOTE 7. FINANCING STRUCTURE

The indebtedness structure of the Company’s subsidiaries as of December 31, 2008 is mainly made up of the following corporate bonds, before giving effect to the repurchases mentioned in the following paragraph:

Subsidiaries	Corporate Bonds	Issuance date	Amount in Thousands of US$	Agreed rate	Final maturity
Transener	At par at fixed rate	Dec-20-2006	220,000.	8.875%	2016
Edenor	At par at variable rate	Apr-24-2006	12,656.	Libor + 0% to 2% (incremental)	2019
	At par at fixed rate	Apr-24-2006	80,048.	3% to 10% (incremental)	2016
	At par at fixed rate	Oct-9-2007	220,000.	10.5%	2017
EASA	At par at fixed rate	Jul-19-2006	12,874.	3% to 5% (incremental)	2017
	At a discount at fixed rate	Jul-19-2006	73,957.	2.125% to 7% (incremental)	2016
CTG	At par at fixed rate	Oct-3-2003	6,069.	2%	2013
	At par at fixed rate	Jul-20-2007	22,030.	10.5%	2017
Loma de la Lata	At a discount at fixed rate	Sep-8-2008	178,000.	11.25%	2015

As of December 31, 2008, the Company and its subsidiaries acquired Corporate Bonds of various subsidiaries at their respective market value for a total face value of US$ 127.2 million. Due to these repurchase of debt transactions, the Company and its subsidiaries recorded a gain of Ps. 190,294,189 disclosed in the line “Results of repurchase of financial debt” in financial and holding results generated by liabilities.

Below are described the main characteristics of the indebtedness of each subsidiary:

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7. FINANCING STRUCTURE (CONTINUED)

Transener

In October 2006 Transener started a process for refinancing its outstanding financial debt, offering to the bondholders the repurchase of Class 6 and Class 8 Corporate Bonds at par value in cash, and to fully redeem Class 7 and Class 9 Corporate Bonds issued at a discount, obtaining the approval of approximately 76% of them.

To finance the repurchase offer and the redemption of the mentioned Bonds, Class 1 Corporate Bonds for US$ 220 million were issued. These new securities with a final maturity on December 15, 2016 bear interest at an annual rate of 8.875% and shall be repaid in four equal installments on December 15, 2013, 2014, 2015 and 2016. Class 1 Corporate Bonds have been authorized for public offering in Argentina pursuant to the provisions of CNV Resolution No. 15,523 dated November 30, 2006.

The settlement of the purchase offer in cash of the Class 6 and Class 8 Corporate Bonds at par, the full redemption of the Class 7 and Class 9 Corporate Bonds at a discount, and the issuance of the new Class 1 Corporate Bonds took place on December 20, 2006.

Under the refinancing terms, Transener and its restricted subsidiaries are subject to complying with a series of restrictions, among which we may highlight limitations to indebtedness, sale of assets, transactions with shareholders and subsidiaries and making control change in under certain circumstances. At the date of issuance of these financial statements Transener and its subsidiaries had fulfilled these obligations.

Edenor

Corporate Bonds Programme

On October 9, 2007, Class 7 Corporate Bonds for US$ 220 million were issued under the public offering regime for a term of ten years, at par value, accruing interest at an annual fixed rate of 10.5%, payable on April 9 and October 9 of each year, the first service of which was on April 9, 2008, the principal being amortized in a down payment on October 9, 2017.

Proceeds from the issuance of these Corporate Bonds were used to repaid existing outstanding Corporate Bonds with maturity in 2014.

Derivative financial instruments

During the year ended December 31, 2008, Edenor executed transactions with derivative financial instruments to ensure the exchange rate of cash flows related to three maturities of interest on financial debt, Corporate Bonds at par at variable interest rate and Corporate Bonds Class No. 7, for US$ 6.8 million and US$ 34.7 million, respectively, through December 2009.

At December 31, 2008 Edenor holds financial instruments to be hedge against the fluctuation of exchange rate in connection with US$ financial obligations mentioned above. Since these transactions have not been designated as hedge instruments, As of December 31, 2008, Edenor has accounted for these derivative instruments at their net realizable value or cancelation value, for Ps. 7.9 million depending if it relates to assets or liabilities with changes in the financial results, in the statement of income.

EASA

Financial debt renegotiation – Main obligations

As established in the issuance prospectus of its corporate bonds, the main obligations assumed by EASA consist in limitations to: (i) indebtedness; (ii) certain transactions with shareholders; (iii) level of operating expenses; and, (iv) restricted payments (among others, payments of dividends, fees to shareholders, banned investments).

At the date of the issuance of the Company’s financial statements, EASA complies with its obligations as established in the trust agreement relating to the Corporate Bonds issued after having completed the restructuring process of its financial debt.

On the dates provided in the issuance conditions, EASA paid interest related to the New Corporate Bonds, capitalizing the portion of interest accrued from the coupon in kind. Considering such interest capitalization, debt amounts as of December 31, 2008, are as indicated in this Note.

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7. FINANCING STRUCTURE (CONTINUED)

Central Térmica Güemes

Exchange of Corporate Bonds

On June 12, 2007 CTG launched an exchange offer of all outstanding Series A Corporate Bonds amounting to US$ 31.7 million and Series B Corporate Bonds amounting to US$ 21.9 million with maturity in 2013 (“Bonds 2013”). The exchange offer was authorized by resolutions adopted by the Shareholders´ Meeting held on June 28, 2007 and by the Board of Directors Meetings held on June 12, 2007, June 21, 2007 and June 28, 2007.

The above mentioned Shareholders´ Meeting approved the issuance of unsecured and unsubordinated non-convetible US dollar-denominated Corporate Bonds up to US$ 34.8 million.

On July 20, 2007, date of expiration of the exchange offers, CTG received the acceptance of 88.7% of the holders of the total debt subject to restructuring. The exchange took place on July 25, 2007, date on which CTG, under the conditions offered to and accepted by the participating bondholders:

- Issued US$ 22.0 million Corporate Bonds accruing interest at a rate of 10.5%, falling due on September 11, 2017 (“Bonds 2017);

- Paid US$ 8.9 million in cash to the holders that exercised this option; and

- Paid US$ 0.3 million in cash of accrued and unpaid interest at the date of the exchange, plus a cash payment of US$ 0.1 million for holders that accepted the offering in advance.

The Corporate Bonds were authorized by the CNV on July 11, 2007 in conformity with the certificate Nº 320. Corporate Bonds have been also authorized for trading on the Buenos Aires Stock Exchange and the Mercado Abierto Electrónico (the Open Electronic Stock Exchange).

Amendments to covenants of Corporate Bonds

On December 23, 2008, and on January 20, 2009, GTG completed the process to amend certain restrictive covenants of its Bonds 2007 and Bonds 2013, respectively. The main objective of these approved amendments is to change certain restrictive covenants to reflect the current financial position and business prospects of CTG and grant CTG the ability of assuming debt and encumbrances that are reasonable considering its EBITDA and its debt service capacity.

The approved amendments allow CTG, among others to:

- Incur in additional debt for up to US$ 30 million for any purpose, irrespective of its indebtness.

- Incur in additional debt as long as the debt ratio of its outstantding debt and EBITDA does not exceed the 3 to 1 ratio (excluding up to US$ 30 million of additional permitted debt).

- Incur in additional debt or guarantee incurred debt to finance or refinance the acquisition, construction, improvement or development of any other asset, including the new generation unit at CTG.

Global programme of securities representing short–term debt

On July 21, 2008, the Ordinary and Extraordinary Shareholders’ Meeting of CTG approved the creation of a Global Programme of securities representing short-term debt up to a maximum amount outstanding at any time that may not exceed Ps. 200 million or the equivalent amount in other currencies, under which CTG may issue corporate bonds in various classes and/or series, each one of them with an amortization term of up to 365 days or a shorter or longer term that in the future applicable regulations may contemplate. Such Meeting delegated to CTG’s Board of Directors the power to establish certain conditions of the Programme and the opportunity of issuance and other terms and conditions of each class and/or series of corporate bonds to be issued under the Programme.

As of December 31, 2008, CTG has not issued any class and/or series of corporate bonds under this Programme.

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7. FINANCING STRUCTURE (CONTINUED)

Central Piedra Buena

On June 18, 2008, the Ordinary and Extraordinary Shareholders’ Meeting of CPB approved the creation of a global programme for the issuance of securities representing short–term debt (the “VCP”) in the form of simple corporate bonds non-convertible into shares, denominated in pesos, US dollars or any other currency with or without guarantee, either subordinated or not, for a maximum outstanding amount at any time that may not exceed Ps. 200 million, with an amortization term of up to 365 days, or at a longer term that applicable rules may contemplate (the “Programme”). Such Meeting delegated to CPB’s Board of Directors the power to establish certain conditions of the Programme and the opportunity to issue and other terms and conditions of each class and/or series of corporate bonds to be issued under the Programme.

Additionally, on February 26, 2009, the General Ordinary and Extraordinay Shareholders’ Meeting of CPB approved an amendment to the Programme in order to give CPB the alternative of issuing VCPs under the form of serial promissory notes, giving more flexibility for the placement of VCP among institutional investors in the corporate debt market.

As of December 31, 2008, CPB has not issued any class and/or series of VCP under the Programme.

Loma de La Lata

Financing for Loma de La Lata s’ Project

On May 30, 2008, Loma de la Lata entered into two facility agreements with ABN AMRO Bank N.V. and Standard Bank Plc., as lenders, and ABN AMRO Bank N.V., Argentine Branch, for financing a part of the costs to be incurred in connection with Loma de la Lata’s current expansion project (converting such plant’s existing generation units into a combined cycle-gas fired power plant which has a total cost of approximately US$ 205 millions). The facility agreements provided for the issuance of letters of credit for an aggregate amount of US$ 88.2 million (in addition to other fully collateralized letters of credits issued by ABN AMRO Bank N.V. for an aggregate amount of US$ 66.5 million), and set forth the financial commitments granted by such banks to make loans in favor of Loma de la Lata for an aggregate amount of up to US$ 80 million, which loans would mature in March 2013 (except as extended pursuant to the terms of the facility agreements).

Fees on such letters of credit accrue at an annual rate ranging from 2% to 2.5% (this fee was reduced since Loma de La Lata collateralized such letters of credit with funds from de issuance of corporate bonds, as defined below).

Due to the issuance of the corporate bonds, Loma de La Lata has made guaranteed deposit securing the funds to be disbursed under the previously mentioned letters of credit (and their related payable fees), thus replacing the obligation of making reimbursements by joint arrangers under the financing agreements and reducing, among others, the fees payables under such letters of credit.

Authorization for the issuance of Corporate Bonds of Loma de La Lata

Loma de la Lata approved by means of the Extraordinary Shareholders’ Meeting held on June 24, 2008 and the Ordinary and Extraordinary Shareholders’ Meeting held on July 24, 2008, the issuance of corporate bonds up to the amount of US$ 200 million (the “Corporate Bonds”) for, among other purposes, finance the Project, replacing the disbursement of the joint organizers, under the financing agreements. Such Meetings also approved the admission of Loma de La Lata into the public offering system and the application to the CNV of the respective public offering authorization of Corporate Bonds.

On September 8, 2008, Loma de Lata issued simple Corporate Bonds for a face value of US$ 178,000,000 at 11.25%, maturing in 2015 and with a subscription price of 93.34% implying a yield through maturity of 12.95% . The capital will be amortized in five semiannual consecutive payments, the first of which will be sixty months as from the issuance and settlement date. The first four amortization payments will be for an amount equivalent to 12.5% of capital, while the fifth and last amortization payment and full settlement will be made upon maturity for an amount equivalent to 50% of the issued capital. Interest will accrue on the outstanding capital as from the issuance and settlement date and until settling all the amounts owed under the Corporate Bonds at a fixed rate equivalent to a nominal 11.25% interest rate. The interest rate will be comprised of (i) one fixed interest rate portion equivalent to a fixed nominal rate of 5% and (ii) an interest portion capitalizable at a nominal fixed 6.25% (the “Capitalizable Interest Portion”).

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7. FINANCING STRUCTURE (CONTINUED)

Loma de La Lata (Continued)

Authorization for the issuance of Corporate Bonds of Loma de La Lata (continued)

Loma de La Lata is obliged to cancel the amounts related to all interest, however it is stated that: (i) the Capitalizable Interest Portion related to interest payable on the first two Interest Payment Date (as defined in the Prospectus for the issuance of Corporate Bonds) will be automatically capitalizable, and (ii) provided no Event of Default occurred for failing to pay any amount owed under the Corporate Bonds or they were declared to due and payable either fully or partially, Loma de La Lata may choose, at its sole discretion, to defer paying interest exclusively as regards the Portion of Capitalizable Interest and capitalize accrued interest related to such portion payable on the following three Interest Payment Dates (the “Option to Capitalize”). The Option to Capitalize may be exercised by Loma de La Lata only on the third, fourth and/or fifth Interest Payment Date. The option to capitalize interest could only be exercised by Loma de la Lata in the first four semiannual interest payments.

The Corporate Bonds are guaranteed by credit rights against such company and fiduciary assignment of: (a) rights to receive payments and/or claim damages arising from (i) sales of electricity (energy and/or power) resulting from the additional capacity arising from the extension project, (ii) agreements to supply natural gas, (iii) project agreements, and (iv) insurance agreements; and (b) funds deposited in guarantee to cover the amount of the fixed interes portion until the provisional reception date of the expansion works. Additionally, the corporate bonds issued are secured by PESA (shareholder controlling Loma de La Lata) as direct and main obligor (note 12 to the stand-alone financial statements).

On December 29, 2008, Dilurey executed an option agreement by which it grants an irrevocable put option on the Corporate Bonds issued by Loma de la Lata for US$ 10 million, and such option may be exercised within 30 days as from September 8, 2011.

NOTE 8. SEGMENT INFORMATION

The Company is engaged on the electricity sector, with a participation in the electricity generation, transmission and distribution segments through different legal entities. Operating segments are revenue-producing components of the enterprise for which separate financial information is produced internally for management. Accordingly, the following business segments have been identified by means of its subsidiaries and based on the nature, customers and risks involved:

Generation: Made up of the direct and indirect equity interest in Loma de la Lata, Hidroeléctrica Los Nihuiles, Hidroeléctrica Diamante, Powerco, Central Térmica Güemes, Central Piedra Buena, Ingentis Eneregía Distribuida and investments in shares in other companies related to the electricity generation sector.

Transmission: Made up of the indirect equity interest in Transener and its subsidiaries.

Distribution: Made up of the indirect equity interest in Edenor.

Holding: Made up of own operations, such as advisory services and financial investments, and investments in real estate and other companies not related to the electricity sector.

The Company manages its segments to the net income (loss) level of reporting.

Below is a table with the information for each segment identified by the Company as of and for the years ended December 31, 2008 and 2007 and the six-month transition period ended December 31, 2006. No segment information is included for the year ended June 30, 2006 as the Company had only one segment.

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

Consolidated Statement of Income information at December 31, 2008

	Generation	Tran mission	Distribution	Holding	Eliminations	Consolidated

Sales	1,780,683,218	228,522,916	2,000,198,000	4,301,627	-	4,013,705,761
Intersegment sales	8,043,702	-	-	60,167,879	(68,085,488)	126,093

Total sales	1,788,726,920	228,522,916	2,000,198,000	64,469,506	(68,085,488)	4,013,831,854
Cost of sales (1)	(1,415,834,875)	(124,385,850)	(1,267,992,924)	(4,827,522)	26,991,514	(2,786,049,657)

Subtotal (1)	372,892,045	104,137,066	732,205,076	59,641,984	(41,093,974)	1,227,782,197
Selling expenses (1)	(9,716,298)	-	(124,622,000)	(3,545,412)	-	(137,883,710)
Administrative expenses (1)	(44,643,639)	(26,251,074)	(137,951,000)	(75,735,517)	41,093,974	(243,487,256)

Subtotal (1)	318,532,108	77,885,992	469,632,076	(19,638,945)	-	846,411,231
Reserve for Director's options (2)	-	-	-	(11,766,672)	-	(11,766,672)
Depreciation of fixed assets (3)	(41,097,605)	(34,359,246)	(185,169,445)	(612,127)	-	(261,238,423)
Amortization of intangible assets	(18,757,097)	-	(2,478,848)	-	-	(21,235,945)
Amortization of ot her assets	-	(22,732,206)	-	-	-	(22,732,206)
Amortization of goodwill	(14,733,121)	800,550	(5,631,950)	(274,634)	-	(19,839,155)

Operating results	243,944,285	21,595,090	276,351,833	(32,292,378)	-	509,598,830
Financial and holding results
Generated by assets	31,448,002	698,116	24,153,000	336,652	(3,692,389)	52,943,381
Generated by liabilities	(111,570,786)	(53,224,325)	(156,993,000)	84,089,568	3,692,389	(234,006,154)
Other income and expenses, net	(1,361,312)	9,782,738	(29,359,211)	(2,255,909)	-	(23,193,694)

Income before taxes and minority interest in subsidiaries	162,460,189	(21,148,381)	114,152,622	49,877,933	-	305,342,363
Income tax and tax on assets	(62,707,294)	(7,346,920)	(43,498,382)	4,711,470	-	(108,841,126)
Minority interest in subsidiaries	(37,652,814)	16,090,305	(59,915,000)	-	-	(81,477,509)

Net income (loss) for the year	62,100,081	(12,404,996)	10,739,240	54,589,403	-	115,023,728

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 8. SEGMENT INFORMATION (CONTINUED)

	Generation	Transmission	Distribution	Holding	Eliminations	Consolidated

(1) Net of deprecietion and amortization
(2) Allocated to administrative expenses

(3) Charges to:
Cost of sales	(59,226,686)	(53,696,616)	(183,386,293)	-	-	(296,309,595)
Selling expenses	(129,929)	-	(1,638,000)	-	-	(1,767,929)
Administrative expenses	(498,087)	(3,394,836)	(2,624,000)	(612,127)	-	(7,129,050)

Total Assets	3,011,277,350	998,976,381	5,008,266,941	699,655,642	(579,997,774)	9,138,178,540
Total Liabilities	1,466,974,481	556,245,297	2,698,438,204	171,452,046	(579,997,774)	4,313,112,254

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 8. SEGMENT INFORMATION (CONTINUED)

Consolidated Statement of Income information at December 31, 2007

	Generation	Transmission	Distribution	Holding	Eliminations	Consolidated

Sales	745,137,303	252,361,171	478,684,000	-	-	1,476,182,474
Other sales	3,440,000	-	-	7,749,083	(8,145,034)	3,044,049

Total sales	748,577,303	252,361,171	478,684,000	7,749,083	(8,145,034)	1,479,226,523
Cost of sales (1)	(552,782,538)	(134,229,191)	(280,355,886)	(1,248,912)	1,000,000	(967,616,527)

Subtotal (1)	195,794,765	118,131,980	198,328,114	6,500,171	(7,145,034)	511,609,996
Selling expenses (1)	(5,407,993)	-	(38,310,000)	(3,439,020)	2,114,966	(45,042,047)
Administrative expenses (1)	(26,743,237)	(21,666,714)	(40,429,000)	(17,283,857)	5,030,068	(101,092,740)

Subtotal	163,643,535	96,465,266	119,589,114	(14,222,706)	-	365,475,209
Reserve for Director's options (2)	-	-	-	(11,766,671)	-	(11,766,671)
Depreciation of fixed assets (3)	(20,284,868)	(30,001,377)	(48,534,259)	(85,030)	-	(98,905,534)
Amortization of intangible assets	(18,827,525)	(185,688)	(892,942)	-	-	(19,906,155)
Amortization of other assets	-	(22,732,205)	-	-	-	(22,732,205)
Amortization of goodwill	(6,769,366)	813,927	(1,407,987)	-	-	(7,363,426)

Operating results	117,761,776	44,359,923	68,753,926	(26,074,407)	-	204,801,218
Financial and holding results
Generated by assets	59,965,546	7,617,485	6,429,000	85,180,955	-	159,192,986
Generated by liabilities	(15,996,479)	(50,460,346)	(32,939,000)	(3,161,897)	-	(102,557,722)
Other income and expenses, net	(2,554,496)	4,429,977	21,782,456	(624,899)	-	23,033,038

Income (loss) before taxes and minority interest in subsidiaries	159,176,347	5,947,039	64,026,382	55,319,752	-	284,469,520
Income tax and tax on assets	(21,083,513)	(4,420,171)	(14,573,281)	3,811,974	-	(36,264,991)
Minority interest in subsidiaries	(37,717,519)	1,307,397	(25,742,000)	-	-	(62,152,122)

Net income (loss) for the period	100,375,315	2,834,265	23,711,101	59,131,726	-	186,052,407

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 8. SEGMENT INFORMATION (CONTINUED)

	Generation	Transmission	Distribution	Holding	Eliminations	Consolidated

(1) Net of depreciation and amortization
(2) Allocated to administrative expenses

(3) Charged to:
Cost of sales	(38,695,847)	(49,896,017)	(47,830,201)	-	-	(136,422,065)
Selling expenses	(151,168)	-	(557,000)	-	-	(708,168)
Administrative expenses	(265,378)	(3,023,253)	(1,040,000)	(85,030)	-	(4,413,661)

Total Assets	2,394,476,554	1,019,206,768	4,731,727,110	508,498,256	(250,675,524)	8,403,233,164
Total Liabilities	741,916,726	547,930,346	2,482,054,580	133,357,741	(250,675,524)	3,654,583,869

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 8. SEGMENT INFORMATION (CONTINUED)

Consolidated Income Statement Information at December 31, 2006

	Generation	Transmission	Holding	Eliminations	Consolided

Sales	68,551,654	58,186,111	–	–	126,737,765
Other sales	–	–	1,943,437	(994,689)	948,748

Total sales	68,551,654	58,186,111	1,943,437	(994,689)	127,686,513
Cost of sales (1)	(32,998,060)	(29,547,092)	(368,006)	994,689	(61,918,469)

Subtotal (1)	35,553,594	28,639,019	1,575,431	–	65,768,044

Selling expenses (1)	(306,808)	–	(642,474)	–	(949,282)

Administrative expenses (1)	(1,627,549)	(5,089,106)	(6,023,819)	–	(12,740,474)

				–
Subtotal(1)	33,619,237	23,549,913	(5,090,862)	–	(52,078,288)
				–
Reserve for director’s options (2)	–	–	(2,941,667)	–	(2,941,667)
Depreciation of fixed assets (3)	(695,252)	(7,406,549)	(11,465)	–	(8,113,266)
Amortization of intangible assets (3)	(4,706,881)	–	(2,505)	–	(4,709,386)
Amortization of other assets (3)	–	(5,683,052)	–	–	(5,683,052)
Holding results of shares	3,051,556	–	5,022,007	–	8,073,563
Amortization of goodwill	(141,588)	411,310	–	–	269,722

Operating results	31,127,072	10,871,622	(3,024,492)	–	38,974,202

Financial and holding results
Generated by assets	(6,818,110)	4,985,013	4,262,972	–	2,429,875
Generated by liabilities	57,673	(27,977,652)	(311,614)	–	(28,231,593)

Other income and expenses, net	(26,763)	42,682	75,905	–	91,824

Income (loss) before taxes and minoirty interest in subsidiaries	24,339,872	(12,078,335)	1,002,771	–	13,264,308

Income tax and tax on assets	(12,119,614)	12,035,239	(1,746,982)	–	(1,831,357)

Minority interest in subsidiaries	(4,809,848)	734,280	–	–	(4,075,568)

Net income (loss) for the six-month transition period	7,410,410	691,184	(744,211)	–	7,357,383

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 8. SEGMENT INFORMATION (CONTINUED)

(1) Net of depreciation and amortization.
(2) Allocated to administrative expenses
(3) Charged to:
	Generation	Transmission	Holding	Eliminations	Consolidated

Costs of sales	(5,306,915)	(12,366,997)	-	-	(17,673,912)
Selling expenses	(25,420)	-	-	-	(25,420)
Administrative expenses	(69,798)	(722,604)	(13,970)	-	(806,372)

Total Assets	485,773,793	1,014,959,151	196,729,330	-	1,697,462,274
Total Liabilities	97,484,245	549,881,540	59,385,209	-	706,750,994

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 9. OPPORTUNITIES ASSIGNMENT AGREEMENT - PURCHASE OPTIONS

As approved by the Shareholders’ Meeting of September 16, 2006, on September 27, 2006 the Company signed an Opportunities Assignment Agreement, whereby certain executives were committed to provide the Company with potential business opportunities encompassed by the Company’s investment guidelines, exceeding US$ 5,000,000. In consideration, the Company granted to those executives purchase options for up to 20% of capital, to be exercised at the same price per ordinary share in US$ that shareholders have subscribed at each capital increase, adjusted in accordance with the purchase option agreements.

The purchase options could be exercised in equal portions as from the expiration of the term of one, two or three years, respectively as from the issuance date, and they will maintain their validity for a period of fifteen years as from their issuance date. If the purchase options are not exercised, they will expire after the term for their validity. The number of options and the exercise price are to be adjusted in accordance with the purchase option agreements.

CNV, through Resolution No. 15,447 dated August 7, 2006, approved the issuance of the purchase options representing 20% of the Company’s capital stock, conditioning that authorization to certain actions that were fulfilled on October 9, 2006.

At December 31, 2008, the Company issued 111,500,000 purchase options, granting the right to subscribe: (i) 111,500,000 shares at an exercise price of US$ 0.37 per share, (ii) 150,000,000 shares at an exercise price of US$ 0.72 per share, and (iii) 120,048,560 shares at an exercise price of US$ 0.83 per share, representative of 20% of the Company’s capital stock on fully diluted basis. Option are exercisable as from September 27, 2007, 2008 and 2009.

The Company had valued the options granted at Ps. 35.3 million. A compensation expense is recognized ratably over the effective term of the Opportunities Assignment Agreement (consistent with the vesting period), with a credit to an equity reserve. As of December 31, 2008, the equity reserve amounts to Ps. 26.5 million.

The Shareholders Meeting held on August 30, 2007 approved certain amendments to the Opportunities Assignment and Purchase Option agreements, which are in force as from September 28, 2007:

- The beneficiaries of the purchase options waive their right to subscribe whenever the Company’s capital is increased an additional number of common stock which allows them at any time hold 20% of the capital stock of the Company, as established in the purchase option agreements;

- The executives’ purchase options other than purchase options that may be exercised at the date of death, absence or permanent disability shall be automatically reassigned to the remaining beneficiaries in proportion to their respective participations in all the purchase options.

NOTE 10. RESTRICTED ASSETS, LIMITATION ON THE TRANSFERABILITY OF SHARES AND OBLIGATIONS ASSUMED

Inversora Nihuiles

Pursuant to point 12.13 of Chapter XII of the Terms and Conditions for the sale of 51% of Hidroeléctrica Nihuiles capital stock, Class B shares are of free availability and their transfer by public offering shall be mandatory once the Government of the Province of Mendoza has transferred its Class C shares to retail investors resident of the Province of Mendoza. The Government of the Province of Mendoza has not performed any transfer of the Class C shares to retail investors resident in the Province of Mendoza.

Furthermore, it is established that the concessionaire should take the necessary measures for the Company to list its securities on the Stock Exchange.

On March 9, 2006, the Provincial Executive Branch, through the Ministry of the Environment and Public Works, issued Decree No. 334, whereby it was agreed the sale of 37% of Hidroeléctrica Nihuiles capital stock, represented by Class C shares, to institutional minority investors of the Province of Mendoza, by means of a procedure guaranteeing that none of the purchasers of this class of shares could hold more than 5% of the capital stock and none of the holders of Class A shares could hold any other classes of shares. The same decree authorized the Ministry of the Environment and Public Works and Finance to carry out the pertinent formalities to confirm the irrevocable sales mandate granted by the holder of Class B shares to the Provincial Government.

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 10. RESTRICTED ASSETS, LIMITATION ON THE TRANSFERABILITY OF SHARES AND OBLIGATIONS ASSUMED (CONTINUED)

Inversora Nihuiles (Continued)

On September 7, 2006, the legislature of the Province of Mendoza ratified Decree No. 334 dated March 9, 2006.

On July 5, 2007, through Decree No. 1,651/07 the Executive Branch of the Province of Mendoza instructed the Ministries of the Environment and Public Works and Finance of the Province to call a Public Bid for Stock Broker Companies, Stock Markets and Financial Institutions specialized in operations for the implementation and sale of shares in capital markets in order for them to submit a proposal for assisting the Province of Mendoza in the process that will be necessary to carry out to sell the Class C and, as the case may be, the Class B shares in Hidroeléctrica Los Nihuiles S.A., as established by Decree No. 334/06 and ratified by Law No. 7,541.

Transener and Transba

Restricted assets

The concession contract prohibits the concessionaire from placing a lien, mortgage or any other collateral in favor of third parties on assets destined to the rendering of the National High-Voltage Electricity Public Transmission Service in the case of Transener and the Provincial Electricity Public Transmission Service in the case of Transba, notwithstanding the free availability of those assets becoming unsuitable for that purpose in the future according to the ENRE criteria.

Limitation on the transferability of shares

Citelec may not modify its interest or sell its Class A shares in Transener without the prior authorization of the ENRE. Also, Transener may not modify or sell its interest in Transba without the prior authorization of that agency.

As set forth in the concession contract, Citelec with respect to Transener, and Transener with respect to Transba, have created a pledge in favor of the National State on all the Class A shares, as security for compliance with obligations assumed. The awardees Citelec and Transener shall increase the amount of the guarantee by creating a pledge on the Class A shares they purchase in the future as a result of new capital contributions made by them or the capitalization of profits and/or capital adjustment balances, and any successive transfers of the majority Class A shares shall be made with those pledges.

In addition, the corporate by-laws of those companies also forbids the creation of pledges or any other lien on those Class A shares, except in the cases mentioned in the concession contract.

Edenor

Limitation on the transferability of shares

In accordance with the corporate by-laws, the holders of Class A shares may transfer their shares with the prior approval of the ENRE, which will adopt a resolution within 90 days. Otherwise, the request will be deemed to have been approved.

Furthermore, Caja de Valores S.A., responsible for keeping a record of these shares, is entitled (as set forth in the corporate by-laws) to reject all such securities received as are not, at its discretion, in compliance with the regulations on transfers of ordinary shares included in (i) the Law on Commercial Companies, (ii) the concession contract and (iii) the corporate by-laws.

In turn, Class A shares shall be pledged over the life of the concession, as security for compliance with the obligations assumed under the concession contract.

In addition, the Company must be the beneficial owner of the Class 2 Corporate Bonds and, as stated in the register, of at least 51% of the voting and outstanding shares in Edenor.

Article ten of the Memorandum of Agreement executed with the Branch granting the Concession and ratified by Decree 1957/06 provides that from its effective date to the expiration of the Contractual Transition period, the shareholders who own the Majority Shares may not modify their equity interests or sell their shares.

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 10. RESTRICTED ASSETS, LIMITATION ON THE TRANSFERABILITY OF SHARES AND OBLIGATIONS ASSUMED (CONTINUED)

Edenor (Continued)

Restrictions on the distribution of retained earnings

As from the restructuring of the financial debt, Edenor was not allowed to distribute dividends until April 24, 2008, or the Leverage Ratio is lower than 2.5. As from that moment, it may distribute dividends only in certain circumstances depending on its indebtedness ratio.

Loma de La Lata

Restricted assets

As of December 31, 2008 cash and banks and short-term and long-term investments balances include current bank accounts, time deposits, and Goverments bonds for a total amount of Ps. 467.9 million which are restricted by virtue of certain guarantees given in favor of certain suppliers under the construction agreements in connection with the Project.

NOTE 11. COMMON STOCK

At December 31, 2008 and 2007, the Company had 1,399,768,046 and 1,526,194,242, respectively, of book-entry shares with a par value of Ps. 1 each and entitled to 1 vote per share.

On September 8, 2008, the Company’s Board of Directors resolved to establish the terms and conditions to acquire shares issued by the Company for up to US$ 30,000,000, for 120 running days, up to a maximum amount to be invested of 10% of the Company’s common stock and at a price between Ps. 1.10 and Ps. 1.70 per share. The Company’s Board of Directors considers that this transaction guards over the shareholders’ best interests given the strong impact underwent by the listed price of local shares due to the international macroeconomic context, who by the repurchase will increase their interests in the Company’s strategic assets.

On October 21, 2008, the Company’s Board of Directors established the terms and conditions of public offering of shares (OPA) to acquire its own shares for up to 70,000,000 shares of common stock of the Company to contribute to defend the Shareholders’ best interests. By virtue of this OPA, the Company received offers for 133,895,787 shares; hence shares available for offering were awarded at an estimated prorating coefficient of 52.28% . All the acquisitions of the previously mentioned shares were made at a price of Ps. 0.95 per share, totaling an acquisition cost of Ps. 66,500,000.

On October 23, 2008, the Company’s Board of Directors resolved to establish the terms and conditions to acquire its own shares by means of transactions in the market for up to US$ 20,000,000 and a maximum number of shares not exceeding 10% of the Company’s capital stock, as provided by current regulations. The price to be paid for the shares was established between a minimum of Ps. 0.40 per share and a maximum of Ps. 1.20 per share.

On November 7, 2008, the Company’s Board of Directors approved the terms and conditions of new OPA to acquire its own shares for up to 55,000,000 shares of common stock of the Company to contribute to defend the Shareholders’ best interests. The price paid for these shares was Ps. 0.80 per share. By virtue of this OPA, the Company received offers for 15,384,730 shares, which were fully accepted.

On November 18, 2008, the Company’s Board of Directors resolved to establish the terms and conditions to acquire its own shares by means of transactions in the market for up to US$ 20,000,000 and a maximum number of shares equivalent to the maximum amount to be invested. The price to be paid for the shares was established between a minimum of Ps. 0.50 per share and a maximum of Ps. 1.10 per share.

Considering the previously described OPAs, as of December 31, 2008, the Company acquired 126,426,196 Class A shares, with a face value of Ps. 1 per share, at an acquisition cost of Ps. 120,848,801, which is disclosed as a deduction of retained earnings. The market price of such shares as of the year-end amounted to Ps. 123,897,672.

Subsequent to the year-end, new processes to acquire own shares were approved by means of the OPA to acquire own shares by transactions in the market.

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 12. PROFIT DISTRIBUTIONS

Dividends

In accordance with Law No. 25,063, dividends distributed in cash or in kind, in excess of accumulated tax profits at the end of the year immediately before the date of payment or distribution, will be subject to a 35% income tax withholding in a single and final payment. The balance of accumulated accounting profits at December 31, 1997, less dividends paid plus tax profits calculated as from January 1, 1998 are considered accumulated tax profits for the purposes of this tax.

Legal Reserve

In accordance with the Argentine Commercial Companies Law, 5 % of the net profit for the year calculated in accordance with Argentine GAAP must be appropriated to a legal reserve until such reserve equals 20% of the Company’s outstanding capital.

Dividends in advance

To preserve the Company’s equity and mainly guard over the equitable treatment among shareholders, the Company has decided to implement a mechanism considered to be effective and efficient consisting in anticipating dividends which will compensate personal assets tax required to pay over tax authorities in its capacity of substitute taxpayer for such tax.

Under Argentine Personal Assets Tax Law No. 23,966, the Company shall pay over, as substitute taxpayer, personal assets tax for all the Company’s shareholders subject to such tax, as of December 31, 2008. Under the substitute taxpayer system, once the tax amount is settled and paid over, the Company is entitled to be reimbursed the amount paid, which is hard to implement. In actual facts, companies bear this tax cost that negatively affects their results and generates no income tax deduction. Among the alternatives used by public companies to obtain reimbursement of amounts paid, the Company considers that the most efficient one consists in compensating the amounts paid with anticipated dividends.

Therefore, on December 22, 2008, the Company’s Board of Directors resolved to anticipate dividends in cash under the terms of Argentine Commercial Companies Law for Ps. 18,314,331 (which net of dividends related to own shares amounted to Ps. 16,797,217, which is equivalent to 0.012% to the face value of each outstanding share and whose ratification will be subject to consideration by the upcoming Ordinary Shareholders’ Meeting. Additionally, it was decided to pay early dividends through March 19, 2009, date on which the value obtained by the equity method will be known and based on which personal assets tax should be paid and provide Caja de Valores S.A. with the actions required to implement the decision adopted and comply with the sought-after equitable purpose.

As of December 31, 2007, the Company’s Board of Directors had resolved on early dividends for Ps. 18,314,331, following the previously described objective.

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 13. INCOME TAX

The breakdown of deferred tax assets and liabilities is as follows:

	As of	As of
	December 31, 2008	December 31, 2007

Tax loss-carryforwards	82,032,726	42,541,729
Trade receivables	(12,981,864)	26,840,232
Materials and spare parts	(609,032)	685,431
Inventories	(1,007,229)	-
Fixed and intangible assets	(576,001,256)	(589,513,245)
Other assets	(1,018,805)	(13,168,025)
Financial debt	(32,944,047)	(30,239,386)
Other liabilities and provisions	94,594,431	55,435,703
Other	(1,831,902)	-

Net deferred income tax liability	(449,766,978)	(507,417,561)

Below is a reconciliation between income tax expense and the amount resulting from application of the tax rate on the income before taxes:

	For the year ended December 31,		For the six-month transition period ended December 31, 2006	For the year ended June 30, 2006
	2008	2007

Income before taxes and minority interest	305,342,363	284,469,520	13,264,308	1,912,525
Current tax rate	35%	35%	35%	35%

Result at the tax rate	(106,869,827)	(99,564,332)	(4,642,508)	(669,384)
Permanent differences
Goodwill amortization	(6,943,704)	(2,577,199)	94,403	-
Purchase options granted to Directors	(4,118,335)	(4,118,335)	(1,029,583)	-
Capital issuance costs	-	12,290,678		-
Non-taxable income from investments	-	32,033,265	(371,014)	-
Non-taxable income (expense)	39,107,515	(123,926)	149,519	66,235
Other	7,853,026	4,357,096	(4,462,521)	499,905

Subtotal	(70,971,325)	(57,702,753)	(10,261,704)	(103,244)
Tax loss-carryforwards expired	(141,150,363)	-	-	-
Change in valuation allowance of tax loss carryforwards	103,280,562	21,437,762	8,430,347	2,141,177

Total income tax expense	(108,841,126)	(36,264,991)	(1,831,357)	2,037,933

For the year ended June 30, 2006 total income tax and tax on asset includes the income benefit of Ps. 2,037,933 and the effects of the reversal of the valuation allowance over tax on assets credit for Ps. 462,792.

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 14. RELATED PARTIES

The following is a summary of the material transactions carried out with related parties during the reported periods:

Opportunities assignment agreement – Purchase options

On September 27, 2006 the Company signed an Opportunities Assignment Agreement, whereby certain executives were committed to provide the Company with potential business opportunities encompassed by the Company’s investment guidelines, exceeding US$ 5,000,000. In consideration, the Company granted to those executives purchase options for up to 20% of capital, to be exercised at the same price per ordinary share in US$ that shareholders have subscribed at each capital increase, adjusted in accordance with the purchase option agreements. See Note 9 for further details.

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 15. COMMITMENTS AND CONTINGENCIES

CTG tax dispute

Pursuant to Decree No. 571/00, the Argentine government decreed that companies in the process of privatization would be exempt from the asset tax. Accordingly, a resolution by the Argentine tax authority was issued in favor of CTG recognizing that it was entitled to such exemption. However, on May 9, 2005, the Argentine tax authority revoked such resolution claiming that CTG was no longer in the process of privatization. On June 9, 2005, as per CTG’s request, the relevant court in Argentina granted a suspension of the resolution revoking the exemption. Although the Argentine tax authority contested such suspension, the suspension of the revocation of CTG’ tax exemption was upheld on November 9, 2005. On July 31, 2007, the Argentine tax authority issued a new decision rejecting Güemes’s appeal and confirming the resolution of the revoking exemption. On August 22, 2007, CTG filed a judicial action challenging this tax resolution and requesting that the court suspend the resolution, thereby preventing the Argentine tax authority from carrying out any attachment or other executive measures until a final judgment has been entered. The Argentine tax authority has appealed such suspension and the litigation proceeding is still ongoing as of the date of this registration statement. In the event that this matter is resolved against CTG, CTG could be forced to pay the unpaid tax amounts claimed by the Argentine tax authority, plus accrued interest, penalties and other costs and expenses (including legal fees). As of December 31, 2007, the aggregate amount of taxes claimed by the Argentine government is Ps. 10.8 million, excluding interest and penalties, which could be up to Ps. 20 million. No provision has been recognized in this connection.

Transener legal proceedings

On August 8, 2003, the Argentine Federal Tax Bureau notified Transener of an income tax assessment based on various intercompany loans made between 1998 and 2000, which assessment alleged that such loans included interest rates below standards established under income tax law. Transener appealed the assessment to the Argentine National Tax Court. The claim amounted to Ps. 6.9 million, including principal, interest and penalties. No provision has been recognized for this contingency in the financial statements.

On May 17, 2007, a fire in the Ezeiza transformer station resulted in a disruption of the services provided by that station. The services were partially resumed shortly thereafter. In response to that disruption, the ENRE filed charges against Transener alleging certain violations of the quality standards applicable to the transmission services provided by Transener. In response to such charges, Transener has raised a force majeure event defense. Transener recognized a provision for contingencies of approximately Ps. 14.0 million to cover penalties that could derive from such charges. As of June 30, 2008, the service was totally restored.

Edenor tax claims

On December 1, 2003, the Provincial Board of Electric Power of the Province of Buenos Aires initiated a claim against Edenor in the amount of Ps. 51.2 million, which does not include surcharges, interest or penalties accrued in respect of this amount after the date of the claim. At December 31, 2003, the amount of surcharges and interest accrued on the claim, including applied penalties, was Ps. 310 million. In addition, on April 23, 2007, the Board notified Edenor of an additional claim for Ps. 4.0 million, without including surcharges, interest or penalties accrued. The claims are based on an alleged failure to collect, as collection agent, in respect of certain taxes established by Decree Nos. 7290/67 and 9038/78 between July 1997 and June 2001 and between July 2001 and June 2002, respectively. On December 23, 2003, Edenor filed an appeal of the Board’s decision with the provincial Tax Court of Appeals of La Plata, and enforcement of the judgment was suspended pending the outcome of the appeal. On June 14, 2007, the Court granted Edenor’s appeal and rejected the Board’s tax claim against Edenor. On June 27, 2007 the provincial Tax Court of Appeals of Buenos Aires rendered a favorable decision in relation to Edenor’s appeal. This decision reaffirms a recent decision by the Supreme Court of the Republic of Argentina in an unrelated case that held that the regulations were unconstitutional due to the commitment assumed by the Province of Buenos Aires to not tax the transfer of electric power. No provision has been recognized in this connection.

The Argentine federal tax authorities have challenged certain income tax deductions for allowance for doubtful accounts on Edenor’s income tax returns for fiscal years 1996, 1997 and 1998, and have assessed additional taxes of approximately Ps. 9.3 million. Tax related contingencies are subject to interest charges and, in some cases, fines. Edenor has appealed the tax authorities’ ruling before the Argentine federal tax court. During the appeal process payment for such claim is suspended. Edenor has established a provision for contingencies of Ps. 37.1 million, which includes principal and interest, in relation to this claim.

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 15. COMMITMENTS AND CONTINGENCIES (CONTINUED)

Edenor environmental claims

On May 24, 2005, three of Edenor’s employees were indicted on charges of PCB-related environmental contamination dangerous to human health, which is a crime under Argentine law. In connection with this alleged infraction, the judge sought a pre-judgment attachment of Edenor’s assets in the amount of Ps. 150 million to cover the potential cost of environmental damages and estimated clean-up costs. On May 30, 2005, Edenor appealed the charges against its employees as well as the attachment order. On December 15, 2005, the court of appeals dismissed the charges against all three defendants for lack of evidence and, accordingly, vacated the attachment order. The decision by the court of appeals also stated that the trial judge should order the acquittal of two public officers of the ENRE, who had been indicted on related charges. This decision was appealed to the National Criminal Appellate Court (Tribunal de Casación), the highest appellate body for this matter, which on April 5, 2006 ruled that the appeal of the decision relating to Edenor’s employees and Edenor was not admissible because decisions rendered on grounds of lack of evidence are not reviewable. On July 16, 2007, Edenor was notified that on July 11, 2007, the trial judge issued acquittals for all of the Edenor’s officials and employees that had been indicted. On appeal on March 25, 2008, the First Court of the Federal Circuit of San Martín (Sala I de la Cámara Federal de San Martín) upheld the acquittals and confirmed the finding that there had been insufficient evidence to prove any PCB contamination. This decision was appealed on April 18, 2008 by the Attorney General (Ministerio Público) before the First Court of the Federal Circuit of San Martín. Edenor has not established any provision for contingencies in its financial statements for this claim.

Proceedings challenging the renegotiation of Edenor’s concession

In November 2006, two Argentine consumer associations, Asociación Civil por la Igualdad y la Justicia (ACIJ) and Consumidores Libres Cooperativa Limitada de Provisión de Servicios de Acción Comunitaria, brought an action against Edenor and the Argentine government before a federal administrative court seeking to block the ratification of the Adjustment Agreement on the grounds that the approval mechanism was unconstitutional. On March 26, 2007, the federal administrative court dismissed these claims and ruled in Edenor’s favor on the grounds that the adoption of Executive Decree No. 1957/06, which ratified the Adjustment Agreement, rendered the action moot. ACIJ appealed this decision on April 12, 2007, and the appeal was decided in Edenor’s favor. However, on April 14, 2008, ACIJ filed another complaint challenging the procedures utilized by the Argentine Congress in approving the Adjustment Agreement. Specifically, the claim alleges that Article 4 of Law No. 24,790, which authorized the Congress to tacitly approve agreements negotiated between the Argentine government and public service companies, such as Edenor, violated the congressional procedures established in the Argentine Constitution. ACIJ has requested that the Adjustment Agreement be renegotiated and submitted to Congress for its express approval. Edenor’s response to this complaint is due on or before 2008. No provision has been accounted for in this connection as the possibility of loss is considered remote.

NOTE 16. EDENOR`S FINANCIAL TRUST AGREEMENT

On September 30, 2008, Edenor executed an irrevocable and discretional trust agreement with Macro Bank Limited assigning to the trustee the management of financial assets for an initial amount of up to US$ 24 million. Such agreement was executed for a 20 year term. On December 31, 2008, Macro Bank Limited reported that in its investments portfolio it held par Corporate Bond maturing in 2017 issued by Edenor for a face value of US$ 24.5 million.

NOTE 17. ACQUISITION OF OWN SHARES BY EDENOR

During the last quarter of 2008 and as a result of the two own share acquisition processes, Edenor acquired 9,412,500 of its Class B shares with a face value of Ps. 1 per share for a total consideration of Ps. 6.1 million.

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 18. SUBSEQUENT EVENTS

Repurchase of Corporate Bonds

As from January 1, 2009 and through the issuance date of these financial statements, the Company and its subsidiaries have acquired in successive market transactions its own corporate bonds or those corporate bonds issued by the certain subsidiaries, for about US$ 93.5 million, equivalent to US$ 49.2 million of face value.

New rate schedule for the distribution segment

Subsequent to the year-end, the Argentine Ombudsman sponsored a filing against the resolutions that instated the new rate schedule as from October 1, 2008. Such increase provided by Resolution No. 628/08 issued by ENRE includes passing the rate increase in the seasonal electricity price to reduce subsidies from the Federal State to the electric sector, not increasing Edenor’s distribution added value.

On the other hand, on January 27, 2009, ENRE notified Edenor of a precautionary measure, resulting from the filing made by the Argentine Ombudsman, by which it is ordered to refrain from disrupting the electric power supply, resulting from failing to pay bill issued with the rate increase until a definitive ruling is passed in this case. The measure has been appealed by Edenor and the Federal Government and it is pending of resolution.

Acquisition of participation in Inversora Ingentis

As established in the Trust Agreement mentioned in Note 5, and as on January 5, 2009, Emgasud did not pay the price of the Shares as provided in the Purchase Agreement, the Trustee: (i) transferred Inversora Ingentis shares held by Emgasud to the Company, (ii) transfer the Shares to the Company and Dilurey, and (iii) delivered the Promissory Note to the Company.

Consequently, the Company directly and indirectly controls 100% of the capital stock of Inversora Ingentis, which own 61% of the shares of Ingentis, hence the Province of Chubut is the owner of the remaining 39%.

Based on the above, as of December 31, 2008, the Company has derecognized its investment in Inversora Ingentis from other available assets for sale and included all the payables to/receivables from Inversora Ingentis in the related accounts at their respective book values. Likewise, the consolidated financial statements have once again given effect to the proportional consolidation of the interest in such company.

Acquisition of own shares

On February 2, 2009, the Company’s Board of Directors resolved to continue with the programme to acquire own shares approved on November 18, 2008, replacing the schedule of transactions on the market for launching an OPA for a total amount up to Ps. 50,000,000. The number of the Company’s shares of common stock to be acquired was later fixed at 52,631,578 at Ps. 0.95 or US$ 0.273 per share the price to be paid for such shares. By virtue of the OPA, the Company received offers for 46,689,578 shares, which were fully accepted.

On February 13, 2009, the Company’s Board of Directors resolved to establish the terms and conditions to acquire own shares issued by the Company by means of transactions on the market for up to Ps. 9,702,000 and a maximum number of shares equivalent to the maximum amount to be invested. The price to be paid for the shares was established between Ps. 0.90 and Ps. 1.20 per share.

By virtue of the resolution of the Board of Directors on November 18, 2007, as mentioned in Note 6 on the acquisition of own shares by means of OPA and transactions on the market mentioned in this Note, the Company acquired after December 31, 2008 and until the issuance of these financial statements, 72,034,328 Class A shares with a face value of Ps. 1, issued by the Company at an acquisition cost of Ps. 70,471,802.

As a result of the previously mentioned acquisitions, the Company exceeded the limit of own shares that the Company may hold, established at 10% of its capital stock as provided by Section 68, Law No. 17,811 (as revised by Decree No. 677/01), which has been temporarily authorized by CNV considering the gravity and exceptionality of the current situation by issuing General Resolutions No. 535/08, 546/08, 550/09 and 553/09 based on which enforcing such limit was suspended until June 30, 2009.

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 18. SUBSEQUENT EVENTS (CONTINUED)

Shareholders Meeting

On April 8, 2009, at the Ordinary Shareholders Meeting of the Company, the shareholders approved: (i) the financial statements for the fiscal year ended December 31, 2008; (ii) the Ps. 18,314,331 dividend recommended by the Board of Directors; (iii) the Company’s repurchase of shares for Ps. 120,848,801 as of December 31, 2008; (iv) the distribution of the income for the fiscal year ended December 31, 2008, which included the allocation of Ps. 5,751,186 to the legal reserve and Ps. 109,272,542 to retained earnings; and (v) the release of the existing voluntary reserve, which was Ps. 5,163,169 as of December 31, 2008.

In addition, the Shareholders Meeting approved certain amendments to the Opportunities Assignment Agreement executed among the Company and certain executives of the Company.

Amendment to the Opportunities Assignment Agreement

On April 16, 2009, in accordance with the resolution of the Ordinary and Extraordinary Shareholders Meeting of April 8, 2009 and the report of the Company’s Audit Committee, the Company and certain of its executives executed an amendment to the Opportunities Assignment Agreement (described in Note 9), which extended the term of the Agreement by five years until September 27, 2014. In addition, the Company signed a Restated Warrant Agreement with each of the relevant executives amending certain terms of the Warrant Agreements, including the exercise date of the Warrants and the exercise price, which was set at U.S. $0.27 per warrant. In accordance with the amendment, one-fifth of each of the Series I, Series II and Series III Warrants may be exercised as of September 28th 2010, 2011, 2012, 2013 and 2014, and will remain in effect for fifteen years from the date of issuance.

Edenor Debt Issuance

On April 13, 2009, the Board of Directors of Edenor approved the issuance and listing of Floating Rates Notes due 2013 for a principal amount of up to Ps. 150 million, within the framework of the Global Medium Term Corporate Notes Issuance Program.

On May 7, 2009, Edenor issued Ps. 75.7 million Class No. 8 Notes, with a four year maturity, priced at 100% of principal, accruing interest as of the date of issuance at a floating rate equal to the BADLAR private rate plus a margin of 6.75% per annum. The Notes will pay interest quarterly, beginning with the first interest payment date on August 7, 2009. The principal amount will be amortized in 13 consecutive quarterly installments, with the first principal payment date on May 7, 2010.

The Company requested the listing of the notes on the BCBA and its admission to negotiation on the Mercado Abierto Electronico S.A.

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 19. DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP

The accompanying consolidated financial statements have been prepared in accordance with Argentine GAAP and the regulations of the CNV, which differs in certain significant respects from US GAAP. Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the SEC.

I. Differences in measurement methods

As indicated in Note 2, as from March 1, 2003, inflation accounting was discontinued. The following reconciliation does not include the reversal of the adjustments to the consolidated financial statements for the effects of inflation, because, as permitted by the SEC, it represents a comprehensive measure of the effects of price-level changes in the Argentine economy, and as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Argentine GAAP and US GAAP.

The main differences, other than inflation accounting, between Argentine GAAP and US GAAP as they relate to the Company are described below, together with an explanation, where appropriate, of the method used in the determination of the necessary adjustments. References below to “FAS” are to Financial Accounting Standards issued by the Financial Accounting Standards Board in the United States of America while references to “EITF” are consensuses issued by the Emerging Issues Task Force in the United States of America and references to “FIN” are interpretations on FAS issued by the Financial Accounting Standards Board in the United States of America.

The following tables summarize the main reconciling items between Argentine GAAP and US GAAP:

	For the year ended December 31,		For the six -month transition period ended December 31.

	2008	2007	2006

Reconciliation of net income:

Net income under Argentine GAAP	Ps. 115,023,728	Ps. 186,052,407	Ps. 7,357,383

US GAAP adjustments:
Reserve for Directors’ option (a)	(82,774,515)	(41,177,892)	-
Pre-operating and organizational costs (b)	10,347	(3,229,487)	-
Investments in marketable securities (c)	699,401	840,048	(6,178,260)
Capitalization of foreign currency exchange rate differences(d)	(25,857,664)	(5,077,319)	-
Warehouse impairment (e)	(333,597)	(333,597)	(166,799)
Inventory holding results (f)	17,981,556	(9,251,249)	-
Accounting for business combination (g)	9,564,442	4,693,651	(71,501)
Results on repurchase of debt (h)	49,015,879	-	-
Purchase of Edenor’s ADRs (i)	(2,990,792)	-	-
Deferred income taxes (j)	(5,346,500)	734,297	(3,808,765)
Minority interest (k)	(8,988,444)	6,197,874	1,223,658
Amortization (l)	1,207,005	1,053,793	-
Depreciation of certain Transmission’ fixed
assets (m)	(10,673,835)	(14,653,948)	(3,613,220)
Reversal of impairment on investments in
subsidiaries (n)	12,332,109	-	-
Others	(49,622)	-	-

Net income (loss) under US GAAP	Ps. 68,819,498	Ps. 125,848,578	Ps. (5,257,504)

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 19. DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

	As of December 31,

	2008	2007	2006

Reconciliation of shareholders’ equity:

Shareholders’ equity under Argentine
GAAP	Ps. 3,211,282,065	Ps. 3,222,137,683	Ps. 500,000,965

US GAAP adjustments:
Pre-operating and organizational costs (b)	(3,219,140)	(3,229,487)	-
Capitalization of foreign currency
exchange rate differences(d)	(30,934,983)	(5,077,319)	-
Warehouse impairment (e)	(5,059,784)	(4,726,187)	(4,392,590)
Inventory holding results (f)	8,730,307	(9,251,249)	-
Accounting for business combination (g)	115,987,772	106,423,329	(71,501)
Results on repurchase of debt (h)	49,015,879	-	-
Purchase of Edenor’s ADRs (i)	(2,990,792)	-	-
Deferred income taxes (j)	(12,877,129)	(4,732,899)	(9,166,812)
Minority interest (k)	(1,566,911)	7,421,532	1,223,659
Amortization (l)	2,260,798	1,053,793	-
Depreciation of certain Transmission’
fixed assets (m)	(28,941,004)	(18,267,169)	(3,613,221)
Reversal of impairment on investments in		-	-
subsidiaries (n)	12,332,109
Others	(49,622)	-	-

Shareholders’ equity under US GAAP	Ps. 3,313,969,565	Ps. 3,291,752,027	Ps. 483,980,500

Description of changes in shareholders’ equity under US GAAP:

	For the year ended December 31,		For the six-month transition period ended December 31, 2006
	2008	2007

Shareholders’ equity under US GAAP
as of the beginning of the year	Ps. 3,291,752,027	Ps. 483,980,500	Ps. 137,512,416

Capital increase	-	1,080,194,242	300,000,000
Additional paid-in capital	-	1,564,238,908	45,000,000
Treasury Stock	(120,848,801)	-	-
Reserve for Directors’ option	94,541,189	52,944,563	2,941,667
Distribution of dividends in advance	(16,797,217)	(18,314,331)	-
Other comprehensive income	(3,497,131)	2,859,567	3,783,921
Net income (loss) under US GAAP	68,819,498	125,848,578	(5,257,504)

Shareholders’ equity under US GAAP as of the end of the year	Ps. 3,313,969,565	Ps. 3,291,752,027	Ps. 483,980,500

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 19. DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

a) Reserve for Directors’ option

As discussed in Note 9, in consideration for the opportunities assignment agreement signed, the Company granted to certain executives purchase options for up to 20% of capital, to be exercised at the same price per ordinary share in US$ that shareholders have subscribed at each capital increase, adjusted in accordance with the purchase option agreements.

Under Argentine GAAP purchase options were valued at the grant date following the Black-Scholes model at an amount of Ps. 35.3 million. A compensation expense is recognized ratably over the effective term of the opportunities assignment agreement (consistent with the vesting period), with a credit to an equity reserve.

Under US GAAP following FAS No.123 (R) “Share Based Payment” the Company should account for an additional compensation expense of Ps. 186.0 million as the application of antidilution provisions contained in the purchase option agreements(see Note 9) resulted in an incremental value transferred to the beneficiaries. This additional compensation is amortized through the vesting period.

b) Pre-operating and organizational costs

Under Argentine GAAP the Company recognized certain pre-operating and organizational costs related to the Ingentis project as intangible assets.

Under US GAAP the Company applies the Statement of Position (“SoP”) No.98-5 “Reporting on the Costs of Start-Up Activities”, which stipulates that all costs of start-up activities must be expensed as incurred.

As of December 31, 2007 the effect of not recognizing pre-operating and organizational costs as intangible assets represents a decrease in net income and in shareholders’ equity of Ps. 3,229,487. As of December 31, 2008, the effect of this adjustment represents a decrease of Ps. 3,219,140 in shareholders’ equity. For the year ended December 31, 2008, the effect of this adjustment in net income is Ps. 10,347 gain corresponding to the reversal of the related amortization under Argentine GAAP.

c) Investments in marketable securities

Under Argentine GAAP, unrealized gains and losses corresponding to investments in debt and equity securities carried at market value are included in the statement of income in the line Financial instruments holding results.

Under US GAAP, the Company has classified these investments as available-for-sale and is carrying these investments at fair value with unrealized gains and losses, if any, included in other comprehensive income in the shareholders’ equity in accordance with FAS No.115 “Accounting for Certain Investments in Debt and Equity Securities” (See Note 19. II. c)). Specific identification was used to determine cost in computing realized gain or loss. The Company’s investments are considered available-for-sale as these securities could potentially be sold in response to needs for liquidity, changes in the availability of and the yield on alternative instruments or changes in funding sources or terms.

Management determines the appropriate classification of debt and equity securities at the time of purchase and reevaluates such designation as of each balance sheet date. FAS No. 115 also states that for individual securities classified as available-for-sale an enterprise shall determine whether a decline in fair value below the amortized cost basis is other than temporary. For the years ended December 31, 2008 and 2007 and the six-month transition period ended December 31, 2006, unrealized gains and (losses) of available-for-sale securities amounted to Ps. (699,401), Ps. (840,048) and Ps. 6,178,260. For the years ended December 31, 2008 and 2007, unrealized losses amounting to Ps. 33,360,672 and Ps. 321,625 were reclassified into the statement of income because the decline in value of this investment was considered an other-than-temporary impairment.

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 19. DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

			Gross Unrealized

	Cost	Fair Value	Gain	Loss

December 31, 2006
Corporate Debt Securities	35,640,488	36,858,477	1,652,770	434,781
Public Debt Securities	41,340,610	40,677,901	-	662,709
Equity Securities	41,785,915	50,792,972	9,007,057	-

	118,767,013	128,329,350	10,659,827	1,097,490

December 31, 2007
Trust	40,863,366	40,863,366	-	-
Corporate Debt Securities	35,379,282	36,073,172	1,199,227	374,337
Public Debt Securities	152,752,125	152,946,524	2,590,809	2,205,786
Equity Securities	31,499,326	39,011,702	7,517,016	4,640

	260,494,099	268,894,764	11,307,052	2,584,763

December 31, 2008
Money Market Funds	2,473,117	2,473,117	-	-
Mutual funds	141,966,409	142,281,880	320,551	5,080
Trust	13,860,813	14,489,491	628,678	-
Corporate Debt Securities	20,544,708	23,876,181	5,443,735	-
Public Debt Securities	119,991,308	123,467,136	859,694	-
Equity Securities	57,155,264	34,504,909	775,311	-

	355,991,619	341,092,714	8,027,969	5,080

As of December 31, 2008, the difference between fair value and cost is comprised of unrealized net gains of Ps. 8,022,889, foreign exchange difference gain of Ps. 9,749,057, interests gain of Ps. 689,821 and other-than-temporary impairment of Ps. 33,360,672 already recorded in net income under Argentine GAAP.

Other-than-temporary impairment for the year ended December 31, 2008, corresponds to securities acquired during 2008 for which a significant decline in value below its amortized cost basis occurred during the fourth quarter of the year ended December 31, 2008 and it is not expected that a recovery in value will occur in the near term.

As of December 31, 2007, the difference between fair value and cost is comprised of unrealized net gains of Ps. 8,722,289 and an other-than-temporary impairment of Ps. 321,624 already recorded in net income under Argentine GAAP.

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 19. DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

The maturities as of December 31, 2008, of the available-for-sale, Corporate and Public debt securities included in the balance sheet were as follows:

	Carrying Value	Maturing within 1 year	Maturing after 1 year but within 5 years	Maturing after 5 years but within 10 years	Maturing after 10 years

Corporate Debt Securities:	23,876,181	-	7,320,885	16,555,296	-
Public Debt Securities:	123,467,136	75,661,502	47,749,222	-	56,412
Total	147,343,317	75,661,502	55,070,107	16,555,296	56,412

d) Capitalization of foreign currency exchange rate differences

As of December 31, 2007, under Argentine GAAP the advances to foreign suppliers made by the Company in connection with a fixed-price contract for the purchase of a turbine and others were considered as receivables in foreign currency. Changes in the exchange rates from the payment date through the year-end amounting to Ps. 5,077,319 were reported as foreign currency exchange differences and included in net income. Under US GAAP following the guidelines of FAS No.52 “Foreign Currency Translation” and FAS No.89 “Financial Reporting and Changing Prices” advances paid on fixed-price contracts related to fixed assets projects are stated at historical cost and they are not revalued for currency adjustments..

As of December 31, 2008, the Company capitalized financial costs including interest and exchange rate differences. Under US GAAP, the Company applied the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 34, “Capitalization of Interest Cost”, which requires interest capitalization on assets which have a period of time to get them ready for their intended use. Capitalization of foreign exchange differences is not allowed under SFAS No. 34.

The US GAAP reconciling item to shareholders’ equity represents capitalization of exchange rate differences on advances to suppliers amounting to Ps. 24,018,687 corresponding to the subsidiary Loma de La Lata and generated by the issuance of debt described in note 7. The Company also capitalizes exchange rate differences on work in progress for Ps. 6,916,296. Regarding the impact on net income, the total loss of Ps. 30,934,983 is partially offset by a gain related to the realization of the exchange differences capitalized during 2007 for Ps. 5,077,319 because the above mentioned turbine was sold.

e) Warehouse impairment

Under Argentine GAAP, the Company classified Frigorifico La Pampa warehouse building as a held for sale asset on June 30, 2003, ceasing the computation of its depreciation on the same date. Also on June 30, 2003 the Company recognized an impairment over this asset of Ps. 3.2 million which was partially reversed during the years ended June 30, 2004, 2005 and 2006. No impairment over this asset exists as from June 30, 2006.

Under US GAAP, a long-lived asset to be sold is classified as held for sale only if all of the conditions in paragraph 30 of FAS No.144 “Accounting for the Impairment or Disposal of Long-Lived Assets” are met. As some of these conditions were not met under US GAAP, this asset should be classified as to be held and used and depreciated over its useful life. Also, under US GAAP the reversal of impairments previously recognized of long-lived assets to be held and use is not permitted.

As of December 31, 2008, December 31, 2007, and December 31, 2006 the effect of not accounting for the reversal of the impairment and computing depreciation results in a decrease of shareholders’ equity amounting to Ps. 5,059,784, Ps. 4,726,187 and Ps. 4,392,590, respectively. Additional depreciation for the years ended December 31, 2008 and 2007, and the six-month period ended December 31, 2006 is Ps. 333,597, Ps. 333,597 and Ps. 166,799, respectively.

f) Inventory holding results

Under Argentine GAAP inventories are carried at replacement cost. Holding gains and losses are recognized in the statement of income at each balance sheet date. During the year ended December 31, 2008 and 2007 the Company recognized inventory holding (losses) gains associated with the valuation at replacement cost of certain lots of land for Ps. nil and Ps. 1,339,179, respectively and fuel oil stocks for Ps. (8,730,307) and Ps. 7,912,070, respectively. Under US GAAP, as of December 31, 2007, fuel oil stock was accounted for at the lower of cost or market and land held for sale was carried at the lower of cost or fair value less cost to sell.

As of December 31, 2008, under US GAAP the holding loss related to fuel oil stock was reversed since Accounting Research Bulleting No. 43, chapter 4 prescribes that where the evidence indicates that cost will be recovered with an approximately normal profit upon sale in the ordinary course of business, no loss should be recognized even though replacement or reproduction costs are lower.

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 19. DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

The effect on net income for the year ended December 31, 2008, is comprised of the reversal of holding losses on the closing balance of fuel oil for Ps. 8,730,307 and realization of holding gains recorded during 2007 for Ps. 7,912,070 corresponding to fuel oil and Ps. 1,339,179 corresponding to lots of land.

g) Accounting for business combinations

• Valuation of shares issued in Edenor acquisition

As discussed in Note 5, on September 28, 2007, the Company purchased 100% of the capital stock of DESA and IEASA – companies that jointly hold 100% of the capital stock of EASA, a company holding 51% of the capital stock and voting rights of Edenor, issuing 480,194,242 shares of common stock at Ps. 2.61 per share.

Under Argentine GAAP, shares issued to acquire DESA and IEASA were valued at the price approved by the Company’s shareholders meeting held on August 30, 2007, based on a formula that considered the fair market value of the shares.

Under US GAAP, the market price from July 4 through July 11, 2007, representing a reasonable period before and after the date that the terms of the acquisition were agreed to and announced was considered in determining the fair value of securities issued. Following FAS No. 141 and EITF 99-12 “Determination of the Measurement Date for the Market Price of Acquirer Securities

Issued in a Purchase Business Combination” the Company has determined that the measurement date for this transaction was July 6, 2007 which was the first date on which the number of shares to be issued became fixed without subsequent revision. As such, under US GAAP shares issued should be valued at Ps. 2.822. The increase in the fair value of stock issued give rise to an increase of the value of the concession recognized in the acquisition amounting to Ps. 101,801,179, consequently, as of December 31, 2008 and 2007, shareholders’ equity is increased by Ps. 95,684,379 and Ps. 100,577,819, respectively, net of Ps. 6,116,800, and Ps. 1,223,360, respectively corresponding to accumulated amortization.

• Differences in basis relating to purchase accounting

Under Argentine GAAP and US GAAP, the Company applies the purchase method of accounting to its business acquisitions. Accordingly, the fair market value of assets acquired and liabilities assumed is estimated and the excess of the purchase price over the fair value, if any, is considered as goodwill. In the event the fair value of the net assets acquired exceeds the consideration paid, the excess is amortized on a straight-line basis over the weighted-average of the remaining useful lives of the long-lived assets acquired.

Under Argentine GAAP, the excess of the purchase price over the fair value of net assets acquired in Edenor and Inversora Diamante acquisitions was considered goodwill and being amortized over the best estimate for the period which the Company expects to receive economic benefits from them. No concession intangible asset has been recognized under Argentine GAAP if this intangible has not been previously recognized by the acquired entity. Under US GAAP, concession contracts were identified as intangible assets and valued under the direct method using projected cash flows related to each business. These intangible assets are amortized under the straight-line method over the respective concession term. For US GAAP purposes no amount of goodwill was recognized since the purchase price paid equals the fair value of net assets acquired, including the above mentioned intangible assets.

For the year ending December 31, 2008, 2007 and 2006, amortization is increased by Ps. 5,180,899, Ps. 1,511,178 and Ps. 71,501, respectively. As of December 31, 2008 and 2007, the effect ton shareholders’ equity is a decrease of Ps. 646,779 and Ps. 359,319, respectively. These effects on net income and shareholders’ equity are offset by the tax effect on the greater value of the concessions recognized.

• Amortization of goodwill

Under Argentine GAAP, goodwill recognized in Central Térmica Güemes and Central Piedra Buena acquisitions is amortized on a regular basis over their useful life, representing the best estimate for the period which the Company expects to receive economic benefits from them. Under US GAAP, the Company adopted FAS No. 141 “Goodwill and other Intangible assets” and, as such, goodwill is not subject to amortization, but is subject to at least an annual assessment for impairment, applying a fair-value based test. No impairment on goodwill is recognized as of December 31, 2008, 2007, and 2006.

As of December 31, 2007, the effect of not amortizing goodwill of Central Térmica Guemes and Central Piedra Buena is an increase in net income and shareholders’ equity of Ps. 6,204,829.

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 19. DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

As of December 31, 2008, under US GAAP, there is no goodwill amount related to Central Térmica Guemes as a consequence of a release of the valuation allowance corresponding to tax loss carryforwards of Central Térmica Guemes used during the year.

For the year ended December 31, 2008, the effect of not amortizing goodwill of Central Térmica Guemes and Central Piedra Buena is an increase in net income of Ps. 14,745,341 and the effect on shareholders’ equity as of December 31, 2008 is an increase of Ps. 20,950,170

h) Result on repurchase of debt

As described in Note 16, Edenor executed an irrevocable and discretional trust agreement with Macro Bank Limited assigning the trustee the management of certain financial liquid assets. Under Argentine GAAP, the participation in the the financial trust have been considering the market value of the securites held by the trustee.

Under US GAAP, the Company followed the principles of FIN 46 R (revised December 2003), “Consolidation of Variable Interest Entities” (“FIN 46R”). The trust was determined to be a variable interest entity since, as stated in the Edenor’s Financial Trust Agreement, Edenor has the ability to make decisions about the trust’s activities, is obligated to absorb the expected losses of the trust if they occur, and has the right to receive the expected residual returns of the trust if they occur. Based on these facts, as Edenor is the primary beneficiary of the trust, it is being consolidated in the Company’s consolidated financial statements as of December 31, 2008.

Under Argentine GAAP Edenor’s 2017 Corporate Bonds held by the trust were accounted for at market value and, as such, no extinguishment of debt have been recognized in the consolidated financial statements. Under US GAAP, FAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” states that the reacquisition by the debtor of its outstanding debt securities whether the securities are canceled or held as so-called treasury bonds constitutes an extinguishment of the liability. Therefore, the Company considered that the repurchase made by the financial trust should be treated as treasury bonds and, a gain on the transaction was recognized together with the elimination of the related short-term investment and liability recorded under Argentine GAAP.

The total amount of Ps. 49,015,879 is composed of (i) Ps. 32,049,404, gain corresponding to the difference between the cost incurred in the acquisition of the bonds and its respective book value at the acquisition date, (ii) Ps. 16,966,475, gain, corresponding to the reversal of the loss for the mark to market adjustment and interest income recorded by the financial trust under Argentine GAAP.

i) Purchase of Edenor’s ADRs

During the last quarter of 2008, the Company acquired in various market transactions 1,025,893 of Edenor’s ADRs, equivalent to 20,517,860 Class B shares of common stock which represents 2.26% interest in its common stock, at a total acquisition cost of Ps. 11,014,699.

Under Argentine GAAP, the Company accounted for these ADRs at their market price at year-end as are held for trading purposes.

Under US GAAP, the Company applied the purchase accounting, as prescribed by FAS No. 141. Since an excess of fair value over acquisition cost existed, the Company reduced its fixed assets and intangible assets, net on a pro-rata basis in Ps. 34,180,846 and Ps. 4,832,928, respectively against minority interest.

The reconciling item of Ps. 2,990,792 relates to the reversal of holding gains recorded on Edenor’s ADRs as of December 31, 2008.

j) Deferred income taxes

As discussed in Note 2, the Company records income taxes using the liability method. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are also recognized for tax loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recorded or settled. The effect of a change in tax rates is recognized in income in the period when enacted. A valuation allowance is recognized for a component of net deferred tax assets, which is assessed as not recoverable. This standard is similar to the principles of US GAAP set forth in FAS No. 109, “Accounting for Income Taxes”.

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 19. DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

Under Argentine GAAP, the Company has treated the differences between the price-level restated amounts of assets and liabilities and their historical basis as permanent differences for deferred income tax calculation purposes.. Under US GAAP, the Company applies EITF 93-9, “Application of FASB Statement No.109 in Foreign Financial Statements Restated for General Price-Level Changes”, which requires such differences to be treated as temporary differences in calculating deferred income taxes.

Under Argentine GAAP, the realization of deferred income tax assets depends on the generation of future taxable income when temporary differences would be deductible. Accordingly, the Company has considered the reversal of the deferred income tax liabilities and taxable income projections based on its estimates. Under US GAAP, FAS No. 109 provides for more specific rules and it requires that a valuation allowance must be established for deferred tax assets when it is more likely than not (a probability level of more than 50 percent) that they will not be realized. Under this pronouncement, an enterprise must use judgment in considering the relative impact of negative and positive evidence to determine if a valuation allowance is needed or not.

Therefore, for the years ended December 31, 2008, 2007 and December 31, 2006 (six-month period), the US GAAP reconciling items in net income (loss) are comprised as follows:

	For the year ended December 31,		For the six-month transition period ended December 31,

	2008	2007	2006

Investments in marketable securities	2,797,730	(3,699,615)	2,394,339
Capitalization of foreign currency exchange rate differences	9,050,182	1,777,062	-
Warehouse impairment	116,759	116,759	58,380
Depreciation of certain Transmission fixed assets	3,735,842	5,128,882	1,264,627
Inventory holding resuls	(6,293,545)	2,769,225	-
Accounting for business combination	1,813,314	1,219,296	74,581
Inflation adjustment	105,046	105,046	52,523
Results on repurchase of debt	(17,155,558)	-	-
Amortization	483,730	-	-
Valuation allowance	-	(6,682,358)	(7,653,215)

Total effect of deferred income tax on net income	(5,346,500)	734,297	(3,808,765)

As of December 31, 2008, 2007 and 2006 (six-month period), the US GAAP reconciling items in shareholder’s equity are comprised as follows:

		As of December 31,
	2008	2007	2006

Warehouse impairment	1,770,924	1,654,166	1,537,408
Accounting for business combination	3,590,921	1,293,877	74,581
Depreciation of certain Transmission fixed assets	10,129,351	6,393,509	1,264,627
Results on repurchase of debt	(17,155,558)	-	-
Capitalization of foreign currency exchange rate differences	10,827,244	1,777,062	-
Inventory holding results	(3,524,320)	2,769,225	-
Inflation adjustment	(857,944)	(962,990)	(1,068,036)
Valuation allowance	(17,657,749)	(17,657,748)	(10,975,392)

Total effect of deferred income tax on shareholders’ equity	(12,877,129)	(4,732,899)	(9,166,812)

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 19. DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

k) Minority interest

As of, and for the six-month transition period ended December 31, 2006, the adjustment represents the effect on minority interest of adjusting depreciation of certain transmission fixed assets.

For the year ended December 31, 2007, the adjustment represents the effect on minority interest of adjusting investments in marketable securities for Ps. 19,347 loss, adjusting depreciation of certain transmission fixed assets for Ps. 4,957,721 (gain), and adjusting pre-operating and organizational costs for Ps. 1,259,500 (gain).

As of December 31, 2007, the adjustment represents the effect on minority interest of adjusting investments in marketable securities for Ps. 19,347 loss, adjusting depreciation of certain transmission fixed assets for Ps. 6,181,379 (gain), and adjusting pre-operating and organizational costs for Ps. 1,259,500 (gain).

For the year ended December 31, 2008 the adjustment to net income represents the effect on minority interest of adjusting pre-operating and organizational costs for Ps. 4,035 (loss), investments in marketable securities for Ps. 36,466 (gain), capitalization of foreign currency exchange rate differences for Ps. 1,210,300 (gain), adjusting depreciation of certain transmission fixed assets for Ps. 3,580,137 (gain), and gain on repurchase of Edenor’s bonds 2017 as described in note 19.I.h) for Ps. 13,811,312 (loss).

As of December 31, 2008 the adjustment to shareholders’ equity represents the effect on minority interest of adjusting investments in marketable securities for Ps. 17,119 (gain), pre-operating and organizational costs for Ps. 1,255,465 (gain), capitalization of foreign currency exchange rate differences for Ps. 1,210,300 (gain), adjusting depreciation of certain transmission fixed assets for Ps. 9,761,516 (gain), and gain on repurchase of Edenor’s bonds 2017 as described in note 19.I.h) for Ps. 13,811,312 (loss).

l) Amortization

Under US GAAP, the Company recorded an intangible asset related to the fourth line project as a consequence of the acquisition of Transener. Also, in the purchase price allocation the Company recorded tax loss carryforwards with a corresponding valuation allowance. During the year 2007 the Company used tax loss carryforwards of Transener. In accordance with FAS No. 109, when valuation allowance, after the acquisition, is used by the acquiring entity, it shall be applied to (a) reduce goodwill related to the acquisition (b) second to reduce to zero other noncurrent intangible assets related to the acquisition. As there was no goodwill associated with this acquisition, the Company reduced the value of the intangible asset of Transener. The reconciling item represents a lower amortization under US GAAP.

m) Depreciation of certain Transmission fixed assets

Under Argentine GAAP, depreciation of certain transmission fixed assets have been calculated using technical formulas.

Under US GAAP, the Company depreciated those fixed assets on a straight-line basis. The effect of such adjustment represents a decrease in net income for the years ended December 31, 2008 and 2007 and the six-month transition period ended December 31, 2006 of Ps. 10,673,835, Ps. 14,653,948 and Ps. 3,613,221, respectively. As of December 31, 2008, 2007 and 2006, the effect of such adjustments represents a decrease in shareholders' equity of Ps. 28,941,004, Ps. 18,267,169 and Ps. 3,613,221, respectively.

n) Impairment of investment in subsidiaries

As of December 31, 2008, as described in note 2, under Argentine GAAP, although the Company holds the majority of the equity interest in Energía Distribuida, this subsidiary is being proportionally consolidated. This accounting treatment is based on a call option agreement granted to Operating S.A. for 50% of the group’s total equity interest in that subsidiary. This portion of the equity interest subject to the call option is classified as non-current investments on the balance sheet. Since the strike price of the call option is below the book value of the investment, the Company recognized an impairment loss amounting to Ps. 12.3 million in the statement of income under the line “Impairment of investment in subsidiaries”.

Energía Distribuida was incorporated in 2008 by the Company to engage in two new power projects. Its shares are not publicly traded. The initial investment in the subsidiary consisted of power generation motors included in fixed assets. In order to develop the power project and to maximize the benefits of the related assets, on December 22, 2008, the Company entered into an agreement with a third party, Operating S.A. As part of this agreement, the Company granted a call option to purchase 50% of the equity interest in Energía Distribuida.

The call option is exercisable by Operating S.A. at any time as from December 22, 2008 and for the term of one year expiring on December 22, 2009. If exercised, the option shall be physically settled through payment of the strike price by Operating S.A. and delivery of the shares by the Company. There are no net settlement provisions. The strike price of the option was set as the amount of US dollars at which the shares were originally subscribed by the Company, plus an annual interest of 11%, less any dividends or distributions received by the shares until the date the option is exercised.

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 19. DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

Under US GAAP no additional adjustments were made in connection with the call option since this embedded derivative does not meet the conditions for bifurcation and separate accounting. The risks of the embedded option are clearly and closely related to the host contract. The host contract, which is the agreement of December 22, 2008, encompasses a residual interest in an entity, and its economic characteristics and risks are those of an equity instrument (the shares of Energía Distribuida). The embedded option, which consisted of a claim by Operating S.A. to residual interest in Energía Distribuida, also possesses equity characteristics.

Based on the above, under US GAAP, the call option granted to Operating S.A. does not prevent the Company from fully consolidating its investment in Energía Distribuida. Consequently, there are no assets related to this investment that are classified as non-current investments and no related impairment charge. Under US GAAP, the Company’s net income for the year ended December 31, 2008 and its shareholders’ equity as of December 31, 2008 is increased by Ps. 12.3 million.

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 19. DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

II. Additional disclosure requirement:

a) Balance sheet classification differences

Fourth line project

As of December 31, 2008 and 2007, under Argentine GAAP, costs incurred in relation with Transener “Fourth Line” project amounting to Ps. 127.6 million and Ps. 148.9 million, respectively, are included under other non-current assets. Under US GAAP, this asset was identified as an intangible asset in the acquisition of Transener based on the contract for the operation and maintenance of the “Fourth Line” project.

Derivative financial instruments

During the year ended December 31, 2008, the Company has carried out transactions with derivative financial instruments with the aim of hedging the foreign currency exchange rate of cash flows associated with Edenor’s financial debt.

Under Argentine GAAP and US GAAP these derivatives were not formally designated as hedging instruments and consequently, the economic impact has been recorded in the Financial and holding results generated by liabilities account of the consolidated statement of income.

A difference in classification exists in the consolidated balance sheet since under Argentine GAAP the asset corresponding to the derivative financial instrument is classified net of Current Liabilities – Financial debt. Under US GAAP, following Financial Interpretation N° 39 “Offsetting of Amounts Related to Certain Contracts an interpretation of APB Opinion No. 10 and FASB Statement No. 105”, such assets is disclosed as an Asset in Other receivables in the consolidated balance sheet as of December 31, 2008.

Consolidation of Inversora Ingentis

As discussed in Note 2, under Argentine GAAP the Company consolidated the accounts of Inversora Ingentins on a pro rata basis. Under US GAAP, Inversora Ingentis is being consolidated and minority interest is recognized since the Company is currently exposed to absorb the majority of gain or losses.

Change in ownership due to Edenor acquisition of own shares

During the fourth quarter of 2008 Edenor acquired 9,412,500 of own shares in the open market at a total cost of Ps. 6,130,345.

Argentine GAAP requires the application of purchase accounting which resulted in negative goodwill amounting to Ps. 7,654,000. Under US GAAP, the Company also applied purchase accounting since, according to FAS 141, the acquisition of some or all of the noncontrolling equity interests in a subsidiary – whether acquired by the parent, the subsidiary itself, or another affiliate – shall be accounted for using the purchase method. However, a difference exist in the allocation of the purchase price since US GAAP requires that any excess of amounts assigned to assets acquired and liabilities assumed over cost be allocated as a pro rata reduction of the amounts that otherwise would have been assigned to all of the acquired assets. Consequently, the negative goodwill recorded under Argentine GAAP as of December 31, 2008 is being reclassified as a reduction of fixed assets and intangible assets for an amount of Ps. 6,705,842 and Ps. 948,158, respectively.

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 19. DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

b) Statement of income classification differences

Sales

Under Argentine GAAP, penalties have been deducted from sales. For US GAAP purposes, the following penalties are included as cost of sales for Ps. 34,8 and Ps. 5.0 million for the years ended December 31, 2008 and 2007, respectively.

FONINVEMEM

Under Argentine GAAP, revenue that gave rise to the outstanding receivables related to FONINVEMEM was recognized under the accrual method at market prices fixed by the WEM prevailing at the time delivered has occurred. Also, the Company reflected a discount to present value in its statements of income for the years ended December 31, 2008, 2007 and 2006 (six-month period), within financial results amounting to Ps. 2.9 million, Ps. 13.2 million and Ps. 8.4 million, respectively. Under US GAAP, revenue derived from these transactions is measured and recognized considering the present value of the transaction and the effect of discounting is netted from revenues.

Impairment losses

As described in note 2 the Company recognized an impairment loss on its Alstom gas turbine amounting to a Ps. 61,244,243 within Financial and holding results generated by assets in the statement of income. For US GAAP purposes the impairment loss is classified within operating income.

Other income (expenses), net

In connection with the renegotiation of the terms of the technical assistance agreement of Edenor with the former shareholder of its distribution business, Electricité de France (“EDF”), the Company recorded a gain amounting to Ps. 14,485,000 as non-operating income for the year ended December 31, 2007. Under U.S. GAAP, the gain related to this renegotiation is charged to operating income to impact the line item in the statement of income to which the expense had been originally charged.

c) Comprehensive income

FAS No. 130, “Reporting Comprehensive Income” establishes guidelines for the reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. Comprehensive income represents the change in shareholders’ equity of the Company during the year from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.

The following table summarizes the components of comprehensive income for the years ended December 31, 2008, 2007 and 2006 (six-month period):

	For the year ended December 31,		For the six- month transition period ended December 31,

	2008	2007	2006

Net income (loss) under US GAAP	Ps. 68,819,498	Ps. 125,848,578	Ps. (5,257,504)

Other comprehensive income:
Unrealized gains and (losses)	(699,401)	(840,048)	6,178,260
Estimated tax benefit (loss) on unrealized
gains losses on investments	(2,797,730)	3,699,615	(2,394,339)

Unrealized gains and losses, net of tax	(3,497,131)	2,859,567	3,783,921

Comprehensive income (loss)	Ps. 65,322,367	Ps. 128,708,145	Ps. (1,473,583)

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 19. DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

Accumulated other comprehensive income at December 31, 2008, 2007 and 2006 (six-month period) was as follows:

	For the year ended December 31,		For the six- month transition period ended December 31,

	2008	2007	2006

Unrealized net gains - Available for sale securities
	8,022,890	8,722,289	9,562,337
Estimated tax benefit (loss) on unrealized net gains on investments	(2,676,881)	120,849	(3,578,766)

Accumulated other comprehensive income	5,346,009	8,843,138	5,983,571

d) Additional information on the Statement of Cash Flows

For the preparation of the Statement of Cash Flows, the Company considers as cash equivalents all highly liquid investments with original maturities of three months or less.

	For the year ended December 31,		For the six- month transition period ended December 31,

	2008	2007	2006

Cash	121,685,278	187,237,083	23,142,888
Time Deposits (1)	36,051,058	87,103,424	37,361,356
Mutual Funds	144,754,997	41,242,797	16,980,251
Debt Securities	92,718,298	405,633,238	70,759

Total cash and cash equivalents in the Statement of Cash
Flows under Argentine GAAP	395,209,631	721,216,542	77,555,254

Effect of consolidation of Edenor’s financial trust:
Cash	4,023,676	-	-
Debt Securities – third parties debt	7,320,885	-	-
Debt Securities – related parties debt	(37,600,123)	-	-
Cash and cash equivalents in the Statement of Cash Flows
under US GAAP	368,954,069	721,216,542	77,555,254

(1) As of December 31, 2007, includes BCRA “A” 4669 Communication (fixed-term deposit) amounting to Ps. 11,658,750, time deposits amounting to Ps. 45,624,682 and overnights included within “other short-term investments” amounting to Ps. 29,819,992

Under Argentine GAAP Cash and cash equivalent held by the Edenor’s financial trust is not considered part of cash and cash equivalent of the Company. These balances are recorded as long term investments as described in note 2 and 16. For US GAAP purposes, following FIN 46 and FAS No. 140 as described in note 19.I.h), the accounts of the Edenor’s financial trust are consolidated and cash and certain debt securities for Ps. 4.0 million and Ps. 7.3 million, respectively, were added to Cash and cash equivalents. On the other hand, Ps. 37.6 million corresponding to Edenor’s Bonds 2017 held by the financial trust are eliminated from Cash and cash equivalents as they are treated as treasury bonds.

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 19. DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

The following table presents the reconciliation of the statement of cash flows between Argentine GAAP and US GAAP:

	For the year ended December 31,		For the six-month transition period ended December 31,

	2008	2007	2006

Reconciliation of cash flows under
Argentine GAAP and US GAAP

Net cash flow provided by operating
activities under Argentine GAAP and US
GAAP	750,062,755	319,569,356	89,657,976

Net cash flow used in investing activities
under Argentine GAAP	(1,373,153,255)	(877,752,440)	(311,285,729)
Effect of consolidation of Edenor’s financial
trust:
Result from repurchase of financial debt	(26,255,562)	-	-
Net cash flow provided by investing
activities under US GAAP	(1,399,408,817)	(877,752,440)	(311,285,729)

Net cash flow provided by financing
activities under Argentine GAAP and US
GAAP	297,083,589	1,201,844,372	291,058,304

Supplemental cashflow information

	For the year ended December 31,		For the six- month transition period ended December 31,

	2008	2007	2006

Non-cash investing activities
Acquisition of Edenor through issuance of shares	-	1,357,565,255	-
Acquisition of Inversora Nihuiles and Inversora
Diamante through seller-financing	-	-	15,003,800

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 19. DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

e) Disclosures about fair value of financial instruments

Under Argentine GAAP, there are no specific rules regarding disclosure of fair value of financial instruments.

Under US GAAP the Company follows FAS No. 107, “Disclosures About Fair Value of Financial Instruments”, requires disclosure of fair value information about financial instruments whether or not recognized in the balance sheet, for which it is practicable to estimate fair value. Financial instruments include such items as to cash and cash equivalents and accounts receivable and other instruments. FAS No. 107 excludes from its disclosure requirements lease contracts and various significant assets and liabilities that are not considered to be financial instruments. FAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” requires reporting entities to disclose certain information for derivative financial instruments and amends FAS No. 107 to include disclosure requirements about financial instruments with off-balance sheet risk of accounting loss.

Fair value estimates are made as of a specific point in time based on the characteristics of the financial instruments and the relevant market information. Where available,quoted market prices are used. In other cases, fair values are based on estimates using other valuation techniques, such as discounting estimated future cash flows using a rate commensurate with the risks involved or other acceptable methods. These techniques involve uncertainties and are significantly affected by the assumptions used and the judgments made regarding risk characteristics of various financial instruments, prepayments, discount rates, estimates of future cash flows, future expected loss experience, and other factors. Changes in assumptions could significantly affect these estimates. Derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in an immediate sale of the instrument. Also, because of differences in methodologies and assumptions used to estimate fair value, the Company’s fair values should not be compared to those of other companies.

Under FAS 107, fair value estimates are based on existing financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Accordingly, the aggregate fair value amount presented does not necessarily represent the underlying value of the Company. For certain assets and liabilities, the information required under FAS 107 is supplemental with additional information relevant to an understanding of the fair value.

The methods and assumptions used to estimate the fair values of each class of financial instrument as of December 31, 2008 and 2007 are as follows:

Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less, consisting of time deposits government and Corporate securities, foreign bonds, corporate bonds, other short-term investments and mutual funds, to be cash and cash equivalents. The carrying amount reported in the balance sheet approximates fair value.

Accounts receivable, net

Carrying amounts are considered to approximate fair value due to the short term nature of these accounts receivables and no significant changes in interest rates. All amounts that are assumed to be uncollectible within a reasonable time are written off and/or reserved.

Long term accounts receivable are valued using the present value technique using a market rate. The values so obtained do not significantly differ from their fair values at each year-end.

Accounts payable

The carrying amount of accounts payable reported in the balance sheet approximates its fair value due to the short term nature of accounts payable and no significant changes in interest rates.

Debt

The fair value of the Company’s financial debt is based on quoted market prices or discounted cash flow analyses. As of December 31, 2008 and 2007, the fair value of financial debt totaled Ps. 1,442.7 and Ps. 1,650.4 million, respectively.

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 19. DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

Other receivables and other liabilities

The carrying amount of other receivables and other liabilities reported in the balance sheet approximates fair value due to their short-term nature.

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards (“FAS”) No. 157, “Fair Value Measurements” (“FAS 157”). In February 2008, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position (“FSP”) No. FAS 157-2, “Effective Date of FASB Statement No. 157,” which provides a one year deferral of the effective date of FAS 157 for non-financial assets and non-financial liabilities, except those that are recognized or disclosed in the financial statements at fair value at least annually. Therefore, the Company has adopted the provisions of FAS 157 with respect to its financial assets and liabilities only. The adoption of FAS 157 did not have a material impact on the consolidated results of operations or financial condition.

SFAS No. 157 provides for the following:

  Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, and establishes a framework for measuring fair value;
  Establishes a three-level hierarchy for fair value measurements based upon the observable inputs to the valuation of an asset or liability at the measurement date;
  Requires consideration of our nonperformance risk when valuing liabilities; and
  Expands disclosures about instruments measured at fair value.

The three-level valuation hierarchy for fair value measurements is based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect Company’s market assumptions. These two types of inputs create the following fair value hierarchy:

  Level 1: quoted prices for identical instruments in active markets;
  Level 2: quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose significant inputs are observable; and,
  Level 3: instruments whose significant inputs are unobservable.

In accordance with the fair value hierarchy, the following table shows the fair value as of December 31, 2008, of those financial assets and liabilities that must be measured at fair value:

	Fair value measurements as of December 31, 2008

Description	Total	Level 1	Level 2	Level 3

Assets
Government securities	123,467,136	114,623,002	8,844,134	-
Corporate debt securities
publicly traded	23,876,181	23,876,181	-	-
Mutual funds	142,281,880	142,281,880	-	-
Money market funds	2,473,117	2,473,117	-	-
Shares of other companies
publicly traded	34,504,909	34,504,909	-	-
Trust	14,489,491	14,489,491	-	-

	341,092,714	332,248,580	8,844,134	-

Liabilities
Derivative financial
instruments	7,905,000	-	7,905,000	-

	7,905,000	-	7,905,000	-

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 19. DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

Most of the Company’s financial assets and liabilities are valued using market prices on active markets (level 1). Level 1 instrument valuations are obtained from real-time quotes for transactions in active exchange markets involving identical assets. Derivative instruments are valued at fair value obtained from readily-available pricing sources for comparable instruments (level 2). As of December 31, 2008, the Company did not have any assets or liabilities without observable market values that would require a high level of judgment to determine fair value (level 3).

The unrealized net gains on short term investments are reported as a component of accumulated other comprehensive income.

In addition to the investments noted above, the Company had Ps. 36,051,058 of cash equivalents and Ps. 102,121,678 of short-term investments at December 31, 2008, which consisted of time deposits considered held to maturity securities. Those investments are accounted for at amortized cost which, as of December 31, 2008, approximates their fair values.

As of December 31, 2008, the carrying value of the Company’s cash and cash equivalents approximated their fair value which was held primarily in bank deposits. For the years ended December 31, 2008 and 2007, the Company held no direct investments in auction rate securities, collateralized debt obligations, structured investment vehicles or mortgage-backed securities.

f) Deferred income taxes

The income tax expense included in the statement of income and accounted for in accordance with US GAAP is as follows:

	As of December 31,

	2008	2007	2006

Total income tax expense under Argentine GAAP	(108,841,126)	(36,264,991)	(1,831,357)

US GAAP adjustments:
Investments in marketable securities	2,797,730	(3,699,615)	2,394,339
Capitalization of foreign currency exchange differences on
advances to suppliers	9,050,182	1,777,062	-
Warehouse impairment	116,759	116,759	58,380
Depreciation of certain Transmission’ fixed assets	3,735,842	5,128,882	1,264,627
Inventory holding result	(6,293,545)	2,769,225	-
Accounting for business combination	1,813,314	1,219,296	74,581
Inflation adjustment	105,046	105,046	52,523
Result from repurchase of financial debt	(17,155,558)	-	-
Amortization	483,730	-	-
(Increase)decrease of the allowance for impairment of value of
deferred tax assets	-	(6,682,358)	(7,653,215)

US GAAP adjustments	(5,346,500)	734,297	(3,808,765)

Income tax expense under US GAAP	(114,187,626)	(35,530,694)	(5,640,122)

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 19. DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

Deferred tax assets (liabilities) are summarized as follows:

	As of December 31, 2008

Items	Argentine	US GAAP	US GAAP
	GAAP balance	adjustment	balance

Tax loss-carry forwards	146,635,929	-	146,635,929
Deferred revenue	(22,299,512)	-	(22,299,512)
Present value of trade receivables	19,119,966	-	19,119,966
Inversora Nihuiles receivables	(20,205,793)	-	(20,205,793)
Allowance for doubtful accounts	10,403,475	-	10,403,475
Fixed assets and intangible assets	(577,538,495)	(284,880,638)	(862,419,133)
Financial Debt	-	(17,155,558)	(17,155,558)
Accruals and provisions	77,487,568	-	77,487,568
Present value of liabilities	(15,960,179)	-	(15,960,179)
Inventories	(1,007,229)	(3,524,321)	(4,531,550)
Other	(1,799,505)	-	(1,799,505)

Subtotal	(385,163,775)	(305,560,517)	(690,724,292)

Valuation allowance of tax loss carryforwards	(64,603,203)	(3,306,696)	(67,909,899)

Net deferred income tax liability	(449,766,978)	(308,867,213)	(758,634,191)

	As of December 31, 2007

Items	Argentine	US GAAP	US GAAP
	GAAP balance	adjustment	balance

Tax loss-carry forwards	215,911,944	-	215,911,944
Deferred revenue	(26,032,833)	-	(26,032,833)
Present value of trade receivables	28,328,649	-	28,328,649
Allowance for doubtful accounts	12,978,454	-	12,978,454
Fixed assets and intangible assets	(589,802,269)	(300,185,511)	(889,987,780)
Accruals and provisions	58,502,750	-	58,502,750
Present value of liabilities	(30,239,385)	-	(30,239,385)
Other	(3,694,455)	2,769,225	(925,230)

Subtotal	(334,047,145)	(297,416,286)	(631,463,431)

Valuation allowance of tax loss carryforwards	(173,370,416)	(3,306,696)	(176,677,112)

Net deferred income tax liability	(507,417,561)	(300,722,982)	(808,140,543)

Legal entities in Argentina file their individual tax returns with the tax authority and consolidation of tax returns are not permitted. Consequently, deferred tax assets, deferred tax liabilities, and valuation allowances are determined based on the individual positions of each legal entity. The valuation allowance as of December 31, 2008 corresponds mainly to companies within the distribution and transmission business segment, while companies within the generation business segment produce taxable income. Release of valuation allowance is mainly attributable to expiration of tax loss carryforwards.

A reconciliation of the Argentine Statutory Income Tax rate to the Company’s effective tax rate on net income (loss) is as follows:

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 19. DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

			For the six -month transition period ended December 31, 2006
	For the year ended December 31,

	2008	2007

Income before taxes and minority interest:	273,473,077	214,104,033	3,234,528
Current tax rate	35%	35%	35%

Result for the year at the tax rate	(95,715,577)	(74,936,412)	(1,132,085)
Permanent differences:
Purchase options granted to Directors	(33,089,415)	(18,530,597)	(1,029,583)
Capital issuance costs	-	12,290,678	-
Gain (loss) on tax exempt investments	3,042,980	28,655,313	(139,066)
Dividends earned	-	688,338	149,519
Personal tax on assets	-	(812,264)	-
Non-taxable income	39,054,825	-	-
Goodwill amortization	(1,779,902)	(2,577,199)	69,378
Other	12,169,264	5,406,696	(4,335,418)
Variation of valuation allowance	103,280,562	14,284,753	777,133

Expiration of tax loss carryforwards	(141,150,363)	-	-

Total income tax (expense) benefit	(114,187,626)	(35,530,694)	(5,640,122)

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 19. DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

g) Earnings per share

Under Argentine GAAP, the Company computes net income per common share and dividends per share by dividing the net income for the year / period by the weighted average number of common shares outstanding during the year/period. Also diluted earnings per share is calculated on the basis of the possible dilutive effect of the purchase options granted to the Company’s directors.

Under US GAAP, basic and diluted net income per share is presented in conformity with FAS No. 128 “Earnings per Share” for all years / period presented.

Basic net income per share is computed by dividing the net income available to common shareholders for the year / period by the weighted average shares of common stock outstanding during the year / period. Diluted net income per share is computed by dividing the net income for the year / period by the weighted average number of common and dilutive potential common shares outstanding during the year / period.

Basic earnings per share under US GAAP:						For the six-
						month transition
		For the year ended December 31,				period ended
						December 31,

		2008		2007		2006

Numerator:
Net income (loss) under US GAAP	Ps.	68,819,498	Ps.	125,848,578	Ps.	(5,257,504)
Denominator:
Average number of shares
outstanding		1,504,249,410		1,102,364,398		310,673,913
Net income (loss) per common share:
Basic	Ps.	0.05	Ps.	0.11	Ps.	(0.02)

Diluted earnings per share under US GAAP:						For the six-
						month transition
						period ended
		For the year ended December 31,				December 31,

		2008		2007		2006

Numerator:
Net income (loss) under US GAAP	Ps.	68,819,498 Ps.	Ps.	125,848,578	Ps.	(5,257,504)
Denominator:
Weighted average number of
shares outstanding		1,538,814,785		1,186,783,267		326,346,307
Net income (loss) per common share:
Diluted earnings per share	Ps.	0.04 Ps.	Ps.	0.11	Ps.	(0.02)

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 19. DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

The reconciliation of the weighted average number of outstanding shares for basic and diluted earnings per share is as follows.

Earnings per share: - US GAAP			For the six-month
			transition period
	For the year ended December 31,		ended December
			31,

	2008	2007	2006

Weighted average number of shares
outstanding for basic earnings per common
share	1,504,249,410	1,102,364,398	310,673,913

Number of shares the Company will be
required to issue if all the options granted
are exercised	34,565,375	84,418,869	15,672,394

Weighted average number of shares
outstanding for diluted earnings per
common share	1,538,814,785	1,186,783,267	326,346,307

For the year ended December 31, 2008, 2007 and the six-month transition period ended December 31, 2006 there are no anti-dilutive shares.

h) Summarized financial information under US GAAP

Presented below is the summarized consolidated balance sheets and statements of income and shareholders’ equity as of December 31, 2008 and 2007 and for the years ended December 31, 2008, 2007 and 2006 (six-month period) prepared in accordance with US GAAP, giving effect to differences in measurement methods and classifications as previously discussed.

	As of December 31,

	2008	2007

Summary of Consolidated Balance Sheet in accordance with US GAAP

Current assets	1,645,597,971	1,652,160,023
Non-current assets	7,735,889,589	7,230,400,600
Total assets	9,381,487,560	8,882,560,623

Current liabilities	1,183,847,365	999,981,599
Non-current liabilities	3,318,347,971	2,997,331,917
Total liabilities	4,502,195,336	3,997,313,516

Minority interest	1,565,322,659	1,593,495,080
Shareholders’ equity	3,313,969,565	3,291,752,027
Total Liabilities, Minority Interest and Shareholders’ Equity	9,381,487,560	8,882,560,623

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 19. DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

	For the year ended December 31,		For the six-month
			transition
			period ended
			December 31,

	2008	2007	2006

Summary of Consolidated Statement
of Operations in accordance with US
GAAP

Sales	4,045,732,647	1,471,053,505	119,292,561
Cost of sales	(3,186,225,482)	(1,110,386,137)	(82,935,880)

Gross profit	859,507,165	360,667,368	36,356,681

Selling expenses	(139,651,639)	(45,750,215)	(974,702)
Administrative expenses	(349,512,637)	(165,700,920)	(16,726,812)

Operating income	370,342,889	149,216,233	18,655,167

Financial and holding results, net	(80,092,616)	56,339,762	(15,512,463)
Other (expenses)income, net	(16,777,196)	8,548,038	91,824

Income before taxes and minority
interest	273,473,077	214,104,033	3,234,528

Income tax and tax on assets	(114,187,626)	(35,530,694)	(5,640,122)
Minority interest in subsidiaries	(90,465,953)	(52,724,761)	(2,851,910)

Net income (loss) for the year /
period	68,819,498	125,848,578	(5,257,504)

			For the six-
			month transition
			period ended
	For the year ended December 31,		December 31,

	2008	2007	2006

Summary of Consolidated Shareholders’
equity in accordance with US GAAP

Common stock	1,526,194,242	1,526,194,242	446,000,000
Additional paid-in capital	1,759,666,325	1,665,125,138	47,941,667
Treasury stock	(120,848,801)	-	-
Legal Reserve	10,908,765	896,129	-
Voluntary Reserve	5,163,169	5,163,168	-
Retained earnings / (Accumulated deficit)	58,720,358	(40,318,366)	(10,687,234)

Net income (loss)	68,819,498	125,848,578	(5,257,504)
Other comprehensive income	5,346,009	8,843,138	5,983,571

Total Shareholders’ equity	3,313,969,565	3,291,752,027	483,980,500

i) Segment information

Under US GAAP, the Company applies FAS No. 131, “Disclosure about Segments of an Enterprise and Related Information” which establishes standards for reporting information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial reports issued to shareholders. Operating segments are components of a company about which separate financial information is available that is regularly evaluated by the chief operating decision maker(s) in deciding how to allocate resources and assess performance.

Disclosure requirements established under US GAAP do not differ from the ones required under Argentine GAAP (See Note 8).

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 19. DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

j) Concentration of credit risk

Financial instruments which potentially expose the Company to a significant concentration of credit risk consist primarily of cash, short-term investments, trade and other receivables and financial debt. The Company places its cash in high quality financial institutions that are located in Argentina and the United States of America and invest in low risk private and public securities. The Company’s policy is designed to limit exposure to any one institution.

The Company’s trade receivable derived primarily from the sale of electricity. No single customer accounted for more than 10% of revenues for the years ended December 31, 2008 and 2007 and December 31, 2006 (Six-month period).

k) Uncertainty in income taxes

On January 1, 2007 the Company adopted Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109” (“FIN 48”). This interpretation clarifies the accounting for uncertain tax positions recognized in a company’s financial statements in accordance with FAS 109. FIN 48 defines the criteria an individual tax position must meet for any part of the benefit of such position to be recognized in the financial statements. FIN 48 establishes “a more-likely-than-not” recognition threshold that must be met before a tax benefit can be recognized in the financial statements. FIN 48 also provides guidance, among other things, on the measurement of the income tax benefit associated with uncertain tax positions, de-recognition, classification, interest and penalties and financial statement disclosures.

As it is defined in this interpretation, the Company has reassessed whether the “more-likely-than-not” recognition threshold has been met before a tax benefit can be recognized and how much of a tax benefits to recognize in the financial statements. The adoption of FIN 48 did not have an impact on the Company’s financial position. There were no unrecognized tax benefits as of the date of adoption and as of December 31, 2008 and 2007.

The reconciliation of the beginning and ending balances of recognized uncertain tax position as of December 31, 2008 and 2007, is the following:

	In thousands of	In thousands of
	pesos	pesos
	2008	2007

Recognized uncertain tax position, opening balance	70,459	62,357
Gross increase due to interest on prior year uncertain tax position	4,938	4,062
Increase due to related penalties	-	1,308
Increase in uncertain tax position	2,732	2,732

Recognized uncertain tax position, ending balance	78,129	70,459

The Company is subject to taxation in Argentina and Uruguay. The jurisdictions are subject to examination by tax authorities for tax years after 2003.

The company classifies interest and penalties in the statement of income in financial and holding results.

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 19. DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

l) Transition period comparative data (unaudited)

As discussed in Note 2 the Company changed its year-end from June 30 to December 31 in October 2006. The following table presents summarized statement of income information for the twelve-month period ended December 31, 2006.

For the
twelve-months
ended
December 31,

2006

(Unaudited)

Sales	128,908,207
Cost of sales	(80,319,787)

Gross profit	48,588,420

Selling expenses	(1,719,989)
Administrative expenses	(18,923,967)
Holding results of shares	11,631,575
Goodwill amortization	269,722
Reversal of other assets valuation allowance	722,236

Operating income	40,567,997

Financial and holding results, net	(24,802,937)
Other income, net	91,824

Income before taxes and minority interest in
subsidiaries	15,856,884

Income tax and tax on assets	(1,507,885)
Minority interest in subsidiaries	(4,075,568)

Net income for the year / period	10,273,431

m) Pro rata consolidation

As discussed in Note 2, under Argentine GAAP the Company consolidated the accounts of Inversora Ingentins on a pro rata basis and also Transelec consolidated on a pro rata basis Citelec. Inversora Ingentis is consolidated for US GAAP purposes as discussed in note 19. II. a). For Citelec, under US GAAP consolidation is not appropriate since the Company does not exercise control over this subsidiary.

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 19. DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

Presented below is the consolidated condensed information of Citelec as of December 31, 2008 and 2007:

	As of December 31,

	2008	2007

Current assets	156,515,347	195,506,912
Non-Current assets	1,871,622,079	1,874,781,499
Total assets	2,028,137,426	2,070,288,411

Current liabilities	129,974,415	117,227,028
Non-Current liabilities	839,121,733	826,839,479
Total liabilities	969,096,148	944,066,507

Minority interest	527,531,549	559,812,234
Shareholders’ Equity	531,509,729	566,409,670

Sales	457,045,833	504,722,341
Gross income	95,207,615	132,393,418
Net income	(34,899,941)	(4,659,030)

			For the
			six-month
			transition period
	For the year ended December 31,		ended December

	2008	2007	31, 2006

Net cash provided by operating activities	157,075,584	191,715,736	235,578,606
Net cash used in investment activities	(101,880,828)	(68,678,329)	(38,887,555)
Net cash used in financing activities	(102,569,700)	(81,810,189)	(193,734,667)

Net (decrease)increase in cash and cash equivalents	(47,374,944)	41,227,218	2,956,384
Cash and cash equivalents at the beginning of the year	67,131,133	25,903,915	22,947,531
Cash and cash equivalents at the end of the year	19,756,189	67,131,133	25,903,915

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 19. DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

n) Reserve for Directors’ option

As discussed in Note 9, in consideration for the opportunities assignment agreement signed, the Company granted to certain executives purchase options for up to 20% of capital, to be exercised at the same price per ordinary share in US$ that shareholders have subscribed at each capital increase, adjusted in accordance with the purchase option agreements.

Under Argentine GAAP purchase options were valued at the grant date following the Black-Scholes model at an amount of Ps. 35.3 million. The Black-Scholes model requires the input of highly subjective assumptions including volatility, expected term, risk-free interest rate and dividend yield. The assumptions used were as follows: 27% volatility, based on the historical volatility of the company, 3% dividends and 4.63% risk free US dollar interest rate. A compensation expense is recognized ratably over the effective term of the opportunities assignment agreement (consistent with the vesting period), with a credit to an equity reserve.

Under US GAAP following FAS No.123 (R) “Share Based Payment” the Company should account for an additional compensation expense as the application of antidilution provisions contained in the purchase option agreements resulted in an incremental value transferred to the beneficiaries. The total compensation cost before and after the application of the antidilution provisions amounted to Ps. 35.3 and 221.3 million, respectively. Consequently, additional compensation expense of Ps. 82.8 million and Ps. 41.1 million was recorded for the year ended December 31, 2008 and 2007, respectively.

The following table summarizes purchase options activity under the agreement for the years ended December 31, 2008 and 2007: There are no purchase options forfeited, expired, lapsed or exercised during any of the years /period presented.

	As of December 31, 2008		As of December 31, 2007		As of December 31, 2006

						Weighted-
				Weighted-		average
	Number of	Weighted-average	Number of	average	Number of	exercise
	shares to be	exercise price	shares to be	exercise	shares to be	price
	subscribed	(US$)	subscribed	price (US$)	subscribed	(US$)

Outstanding, beginning of year	111,500,000	0.37	111,500,000	-	-	-
	150,000,000	0.72		-	-	-
	120,048,560	0.83		-	-	-

Granted during the year	-	-	-	-	111,500,000	0.37

	-	-	150,000,000	0.72	-	-

	-	-	120,048,560	0.83	-	-
	-	-	-	-	-	-

Outstanding, end of year	111,500,000	-	111,500,000	0.37	111,500,000	0.37

	150,000,000	-	150,000,000	0.72	-	-

	120,048,560	-	120,048,560	0.83	-	-

Exercisable, end of year	74.333.333	0.37	37,166,667	0.37	-	-

	100.000.000	0.72	50,000,000	0.72	-	-

	80.032.373	0.83	40,016,187	0.83	-	-

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 19. DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

The weighted-average grant date fair value of options granted during the years ended December 31, 2006 and 2007 were US$ 0.103 and US$ 0.22 respectively.

The following table summarizes information about purchase options outstanding and exercisable at December 31, 2008:

	Outstanding		Exercisable

Exercise price (US$)	Number of options	Weighted-average remaining contractual life	Number of options	Weighted-average remaining contractual life

0.37	111,500,000	13	74.333.333	13
0.72	150,000,000	13	100.000.000	13
0.83	120,048,560	13	80.032.373	13

	381,548,560		254,365,706

Weighted-average exercise price:
   -Options outstanding: US$ 0.65
   -Exercisable: US$ 0.37

The total compensation cost recognized in income for the years 2008, 2007 and 2006 were Ps. 94.5 million, Ps. 52.9 million and Ps. 2.9 million respectively. Amendments to Opportunities Assignment and Purchase Option agreements mentioned in note 9 apply to all three executives to which the purchase options were granted.

As of December 31, 2008, total compensation expense related to non-vested purchase options not yet recognized amounts to Ps.70.9 million and it is expected to be recognized during the year 2009.

o) Intangible assets

The following tables summarize the balances comprising intangibles assets as of December 31, 2008, 2007 and 2006:

	As of December 31, 2008

	Gross carrying	Amortization	Accumulated
	amount	expense	amortization	Net carrying amount

Concession contract	1,211,752,191	(23,921,940)	(48,967,524)	1,162,784,667
Trademarks and patents	5,000	-	-	5,000
Intangible identifiable in distribution	24,508,397	(2,478,848)	(3,706,750)	20,801,647
Fourth line project	162,051,616	(21,374,659)	(49,789,916)	112,261,700

Total	1,398,317,204	(47,775,447)	(102,464,190)	1,295,853,014

	As of December 31, 2007

	Gross carrying	Amortization	Accumulated
	amount	expense	amortization	Net carrying amount

Concession contract	1,223,730,124	(20,338,703)	(25,045,584)	1,198,684,540
Trademarks and patents	5,000	-	-	5,000
Intangible identifiable in distribution	24,508,397	(1,227,902)	(1,227,902)	23,280,495
Fourth line project	161,251,066	(23,169,156)	(28,415,257)	132,835,809

Total	1,409,494,587	(44,735,761)	(54,688,743)	1,354,805,844

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 19. DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

	As of December 31, 2006

	Gross carrying	Amortization	Accumulated	Net carrying
	amount	expense	amortization	amount

Concession contract	350,758,793	(4,778,382)	(4,778,382)	345,980,411
Trademarks and patents	-	-	-	-
Intangible identifiable in distribution	-	-	-	-
Fourth line project	156,295,140	(5,246,101)	(5,246,101)	151,049,039

Total	507,053,933	(10,024,483)	(10,024,483)	497,029,450

The estimated amortization expense of intangible assets for each of the five succeeding years is Ps. 47,8 millions.

p) Goodwill

The following table summarizes the changes in the carrying amount of goodwill as of December 31, 2008, 2007 and 2006:

	As of December 31,

	2008	2007	2006

Beginning Balance	183,380,415	-	-
CIESA (1)	-	183,380,415	-
Central Termina Güemes (1)	-	5,639,499	-

Release of Valuation Allowance on deferred tax
assets	-	(5,639,499)	-

HIDISA	139,289	-	-

Ending Balance	183,519,704	183,380,415	-

(1) Corresponds to the generation segment.

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 19. DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

q) Business Combination

The following table summarizes the acquisitions consummated by the Company during the years ended December 31, 2007 and 2006 (six-month period):

				Inversora	Inversora	Loma de la
	EASA	CIESA	CTG	Nihuiles	Diamante	Lata
Date of acquisition (a)	9/28/2007	8/3/2007	1/4/2007	10/1/2006	10/1/2006	5/17/2007

(in thousands of Ps.)

Purchase price:
Cash paid (b)	-	269,549	52,532	95,424	77,626	180,000
Issuance of shares	1,357,566	-	-	-	-	-
Cash acquired	(5,305)	(14,444)	(6,606)	(1,691)	(495)	-

	1,352,261	255,105	45,926	93,733	77,131	180,000

Allocation:

Current assets	538,335	26,388	14,377	24,693	17,178	-
Fixed assets, net	3,393,692	102,175	335	17,000	5,857	180,000
Concession contract	875,926	-	-	204,859	147,216	-
Other intangible assets	24,508	-	-	-	-	-
Other non current assets	271,216	5,397	43,543	31,596	17,999	-
Goodwill	-	183,380	5,640	-	-	-
Liabilities assumed	(2,129,072)	(35,763)	(17,969)	(30,167)	(20,229)	-
Deferred tax liabities	(681,990)	(26,472)	-	(21,175)	(22,227)	-
Minority Interest	(940,354)	-	-	(123,004)	(61,590)	-

	1,352,261	255,105	45,926	103,802	84,204	180,000

Ownership	100%	100%	100%	90.3%	91.6%	100%

	1,352,261	255,105	45,926	93,733	77,131	180,000

(a) Corresponds to the effective date of acquisition.
(b) Includes transactions costs.

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 19. DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

r) Pro forma information (Unaudited)

The following schedule presents 2007 and 2006 supplemental unaudited pro forma information as if the transactions of EASA and CIESA had occurred on January 1, 2006. The unaudited pro forma information is presented based on information available, is intended for informational purposes only and is not necessarily indicative of and does not purport to represent what the Company’s future financial condition or operating results will be after giving effect to the transactions and does not reflect actions that may be undertaken by management in integrating this business. In addition, this information does not reflect financial and operating benefits the Company expects to realize as a result of the transactions.

	Year ended December 31,

(in million of Ps. except earnings (loss) per share)	2007	2006 (1)

Revenues	3,357.7	2,416.2
Net income (loss)	138.9	(64.9)
Basic earnings (loss) per share	0.095	(0.083)
Diluted earnings (loss) per share	0.090	(0.082)

(1) It corresponds to the transition period for the twelve months ended December 31, 2006.

s) Fair Value Option for Financial Assets and Financial Liabilities

On January 1, 2008 the Company adopted SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FASB Statement No. 115,” which permits a company to measure certain financial assets and financial liabilities at fair value that were not previously required to be measured at fair value. The Company has not elected to measure any financial assets and financial liabilities at fair value which were not previously required to be measured at fair value. Therefore, the adoption of this standard has had no effect on the Company’s results of operations.

t) Pension Plan

The Company has pension plans for benefits to personnel in various subsidiaries (employee pension plan). Employee pension costs are recognized in accordance with SFAS No. 87 “Employers’ Accounting for Pensions” (SFAS No. 87). SFAS No. 87 requires the use of an actuarial method for determining defined benefit pension costs and provides for the deferral of actuarial gains and losses (in excess of a specific corridor) that result from changes in assumptions or actual experience differing from assumed. SFAS No. 87 also provides for the prospective amortization of costs related to changes in the benefit plan, as well as the obligation resulting from transition and requires disclosure of the components of periodic pension costs and the funded status of pension plans.

On December 2003, the FASB issued SFAS 132 Revised 2003, “Employers´ Disclosures about Pensions and other Postretirement Benefits: an amendment of SFAS 87, 88 and 106”, which revises employers´ disclosures about pension plans and other postretirement benefits plans.

In accordance with US GAAP, actual results that differ from Company’s assumptions are accumulated and amortized over future periods and generally affect Company’s recognized expenses and recorded obligations in such future periods. While the Company believes that these assumptions are appropriate, significant differences in actual results or significant changes in Company’s assumptions may materially affect the Company’s pension and other postretirement obligations.

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 19. DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

The components of net periodic benefit cost under Argentine GAAP and US GAAP for the years ended December 31, 2008 and 2007 are as follows:

	2008	2007

Service cost	2,286,204	500,992
Interest cost	6,825,520	1,146,564
Amortization of the transition	732,786	95,488
liability
Recognized net actuarial loss	1,364,499	775,496

Net benefit cost for the year	11,209,009	2,518,540

The changes in benefit obligations for the years ended December 31, 2008 and 2007 are as follows:

	2008	2007

Benefit obligation - beginning of	33,032,753	9,141,257
year
Benefit obligation - acquisitions	-	22,283,232
Service cost	2,286,204	500,992
Interest cost	6,825,520	1,146,564
Actuarial (gains) losses	9,549,816	842,414
Benefits paid to participants	(2,836,790)	(881,706)
Unrecognized transition liability	(9,116,122)	(9,797,109)
Unrecognized net actuarial (gain)	(9,604,838)	(2,882,254)
loss

Benefit obligation - end of year	30,136,543	20,353,390

The following table shows weighted-average assumptions used in calculating benefit obligation for the years ended December 31, 2008 and 2007:

	2008	2007

Discount rate	17%	19%
Salary increases	13%	16%
Inflation	11%	12%

The Company does not make plan contributions or maintain separate assets to fund the benefits at retirement. The net periodic pension costs are recognized as employees render the services necessary to earn pension benefits.

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 19. DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

The following yearly pension benefits payments are expected to be made:

Year	Ps.

2009	5,445,786
2010	6,032,531
2011	6,461,312
2012	8,386,399
2013	6,579,066
2014-2018	34,621,801

The components of the projected net periodic pension benefit costs for 2009 are as follows:

Ps.

Service cost	2,606,111
Interest cost	7,425,487
Amortization of the transition liability	732,786
Amortization of net actuarial loss	2,449,973

The following table shows the effect of a 1% change in discount rate on the projected benefit obligation for the years indicated

	2008	2007

Projeted benefit obligation	30,136,542	20,353,390
Effect of a one-percentage-point increase	28,546,119	19,251,621
Effect of a one-percentage-point decrease	31,952,228	21,609,812

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 19. DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

u) Recently issued accounting pronouncements

1. Noncontrolling interest in consolidated financial statements

In December 2007, the FASB issued FAS No. 160, “Noncontrolling interest in consolidated financial statements”. This statement amends Accounting Research Bulletin No. 51, “Consolidated Financial Statements” to establish accounting and reporting standards for the noncontrolling interest in subsidiaries and requires non-controlling interest to be treated as a separate component of equity. FAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Early adoption is prohibited. This statement shall be applied prospectively as of the beginning of the fiscal year in which it is initially adopted, except for the presentation and disclosure requirements which shall be applied retrospectively. Upon the adoption of FAS No. 160 the Company will reclassify in its U.S. GAAP financial statements the non-controlling interest in subsidiaries as a separate component of equity and will adequate its statement of income to conform with the required presentation.

2. Business combinations

FAS No. 141 (Revised) defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control, and apply the same method of accounting (the acquisition method) to all transactions and other events in which one entity obtains control over one or more other businesses. Additionally, establishes principles and requirements for how the acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquisition, and recognizes and measures the goodwill acquired in the business combination if the total acquisition-date fair value of the identifiable net assets acquired is lower than the amount paid plus any non controlling interest. Finally, this Statement determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The adoption FAS No. 141 (R) has not had impact, as there were no acquisitions during 2009 as of the date of issuance of these consolidated financial statements. The company will evaluate its impact in any business combination occurring during the remaining of fiscal year 2009.

3. Disclosures about derivative instruments and hedging activities an amendment of FAS No. 133

In March 2008, the FASB issued FAS No. 161, “Disclosures about derivative instruments and hedging activities an amendment of FAS No. 133”. This Statement requires enhanced disclosures about an entity’s derivative and hedging activities to provide information about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under FAS No. 133 and its related interpretatio n, and (c) how derivative instruments and related hedged items affected an entity’s financial position, financial performance, and cash flows. This Statement is effective prospectively for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The adoption of this standard implies that the Company will inform how derivative instruments affect the entity financial position, financial performance and cash flows.

4. Determination of the useful life of intangible assets

In April 2008, the FASB issued FASB Staff Position 142-3, “Determination of the Useful Life of Intangible” (“FSP 142-3”). Under FSP 142-3, for renewable intangible assets acquired in fiscal years beginning after 15 December 2008, an entity should consider its own historical experience in renewing or extending similar arrangements when developing its assumptions about renewals or extensions used to determine the useful life of an intangible asset; however, these assumptions should be adjusted for the entity specific factors in paragraph 11 of FAS 142. In the absence of that experience, an entity should consider the assumptions that market participants would use about renewals or extensions (consistent with the highest and best use of the asset by market participants), adjusted for the entity specific factors in paragraph 11 of FAS 142. The adoption of this standard has had no effect since the Company had not acquired any renewable intangible asset during fiscal year 2009.

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 19. DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

5. The hierarchy of generally accepted accounting principles

In May 2008, FAS No. 162 “The hierarchy of generally accepted accounting principles” was issued by the FASB. FAS No. 162, which became effective on November 13, 2008, identifies the sources of accounting principles and the framework for selecting the principles used in preparing the financial statements of nongovernmental entities that are presented in conformity with U.S. GAAP. On March 27, 2009, the FASB issued an Exposure Draft, The Hierarchy of Generally Accepted Accounting Principles—a replacement of FAS No. 162, with a comment period ending May 8, 2009. After completion of the comment period, the Board will consider comment letters received and begin redeliberations. The Codification is set to officially launch on July 1, 2009. Once the Codification is approved, all of its content will carry the same level of authority, effectively superseding FAS N0. 162. After that date, only one level of authoritative GAAP will exist. All other literature will be considered non-authoritative. The Codification does not change US GAAP; instead, it introduces a new structure-one that is organized in an easily accessible, user-friendly online research system.

6. Determining whether instruments granted in share-based payment transactions are participating securities

In June 2008, the FASB issued Financial Standard Position No. EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities”. This FASB Staff Position (FSP) addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing earnings per share (EPS) under the two-class method described in paragraphs 60 and 61 of FAS No. 128, Earnings per Share. Issue 03-6 provides guidance on share-based payment awards that contain a right to receive dividends declared on the common stock of the issuer that are fully vested. However, in Issue 2(a) the Task Force declined to provide guidance on share-based payment awards that were not fully vested (that is, awards for which the requisite service had not yet been rendered). This FSP shall be effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years. All prior-period EPS data presented shall be adjusted retrospectively (including interim financial statements, summaries of earnings, and selected financial data) to conform with the provisions of this FSP. Early application is not permitted. The implementation of this standard will not have an impact on the Company’s financial statements.

7. Interim disclosures about fair value of financial instruments

In April, 2009 the FASB issued FASB Staff Position No. FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments”. This FASB Staff Position (FSP) amends FAS No. 107, “Disclosures about Fair Value of Financial Instruments”, to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. This FSP also amends APB Opinion No. 28, Interim Financial Reporting, to require those disclosures in summarized financial information at interim reporting periods. This FSP shall be effective for interim reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The Company is evaluating the impact that this FSP will have on its financial statements.

8. Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly

In April 2009, the FASB issued FASB Staff Position FAS 157-4: Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly. Under FSP 157-4 If the reporting entity concludes there has been a significant decrease in the volume and level of activity for a fair valued asset or liability in relation to normal market activity for the asset or liability (or similar assets or liabilities), transactions or quoted prices may not be determinative of fair value (for example, there may be increased instances of transactions that are not orderly). Further analysis of the transactions or quoted prices is needed, and a significant adjustment to the transactions or quoted prices may be necessary to estimate fair value in accordance with FAS 157. This Staff position is effective for interim and annual reporting periods ending after June 15, 2009. The Company will evaluate the impact of FSP 157-4 on its consolidated financial statements.

9. Recognition and Presentation of Other-Than-Temporary Impairments

In April 2009, the FASB issued FASB Staff Position FAS 115-2 and FAS 124-2: “Recognition and Presentation of Other-Than-Temporary Impairments”. This FSP amends the other-than-temporary impairment guidance in U.S. GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. This FSP does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. This Staff position is effective for interim and annual reporting periods ending after June 15, 2009. The Company will evaluate the impact of FSP 115-2 and FAS 124-2 on its consolidated financial statements.

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 20. OTHER FINANCIAL STATEMENT INFORMATION

The following tables present additional financial statement disclosures:

a.	Fixed assets, net

b.	Short-term investments

c.	Intangible assets, net

d.	Goodwill, net

e.	Allowances and provisions

f.	Cost of sales

g.	Foreign currency assets and liabilities

h.	Other expenses

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

a. Fixed Assets, net

	Original values						Depreciation				12.31.08	12.31.07

Account	At the beginning of the year	Increases	Disposals	Transfers	At the end of the year	At the beginning of the year	Amount for the year	%	Disposals	Accumulated at the end of the year	Net book value	Net book value

Land	8,961,734	79,920	-	952,852	9,994,506	-	-	-	-	-	9,994,506	8,961,734
Properties	175,969,969	110,176	(163,000)	23,163,735	199,080,880	(5,092,318)	(8,221,571)	2-6.66%	-	(13,313,889)	185,766,991	170,877,651
High, Medium and Low voltage lines	1,716,570,063	-	(3,305,000)	132,433,000	1,845,698,063	(23,722,482)	(96,254,858)	3-4-5%	1,928,518	(118,048,822)	1,727,649,241	1,692,847,581
Substations	666,349,153	-	(415,000)	15,072,000	681,006,153	(7,405,089)	(29,777,521)	3-4%	114,959	(37,067,651)	643,938,502	658,944,064
Transformers chamber and platforms	356,006,433	-	(297,000)	54,480,000	410,189,433	(4,457,336)	(18,230,904)	3-4%	152,360	(22,535,880)	387,653,553	351,549,097
Meters	354,378,000	-	-	48,300,000	402,678,000	(6,174,000)	(24,878,000)	4-5%	-	(31,052,000)	371,626,000	348,204,000
High-voltage lines	352,122,522	56,571,327	-	23,414,245	432,108,094	(14,900,019)	(16,537,481)	2.7-3.3%	-	(31,437,500)	400,670,594	337,222,503
Electricity equipment	252,237,269	96,489	(12)	56,375,452	308,709,198	(10,075,505)	(12,509,795)	5-20%	12	(22,585,288)	286,123,910	242,161,764
Aerial and semi-heavy equipment	8,818,720	1,285,449	-	40,546	10,144,715	(1,638,157)	(384,570)	3-4%	-	(2,022,727)	8,121,988	7,180,563
Laboratory and maintenance	3,143,057	474,385	-	240,444	3,857,886	(1,081,801)	(234,193)	4-5%	-	(1,315,994)	2,541,892	2,061,256
Generation equipment and machinery	327,312,084	47,794,513	-	116,073,885	491,180,482	(18,233,710)	(30,678,320)	3-4%	-	(48,912,030)	442,268,452	309,078,374
Vehicles	11,871,512	6,283,138	(3,278,483)	698	14,876,865	(2,160,253)	(3,260,907)	20-50%	2,506,326	(2,914,834)	11,962,031	9,711,259
Furniture and fixtures	18,035,146	29,106,839	(3,838,180)	167,923	43,471,728	(3,698,907)	(11,514,592)	12-20%	109,984	(15,103,515)	28,368,213	14,336,239
Computer and software equipment	61,418,617	616,421	-	7,353,433	69,388,471	(3,605,826)	(6,271,699)	20%	-	(9,877,525)	59,510,946	57,812,791
Spare Parts	54,517,000	8,287,673	(3,115,546)	(2,692,680)	56,996,447	-	-	-	-	-	56,996,447	54,517,000
Tools and machines	7,332,051	3,298,559	(981,149)	83,564	9,733,025	(1,606,736)	(2,056,410)	10-33%	325,879	(3,337,267)	6,395,758	5,725,315
Works in progress	510,823,559	395,345,642	(16,944)	(396,448,659)	509,703,598	-	-	-	-	-	509,703,598	510,823,559
Work and compulsory work performed	7,533,912	-	-	-	7,533,912	(692,270)	(427,602)	4.5%	-	(1,119,872)	6,414,040	6,841,642
Advances to suppliers	384,341,800	256,649,739	(203,015,675)	(79,010,438)	358,965,426	-	-	-	-	-	358,965,426	384,341,800

Total as of 12.31.08	5,277,742,601	806,000,270	(218,425,989)	-	5,865,316,882	(104,544,409)	(261,238,423)		5,138,038	(360,644,794)	5,504,672,088

Total as of 12.31.07	784,415,375	4,538,224,839	(44,897,613)	-	5,277,742,601	(8,117,010)	(98,905,534)		2,478,135	(104,544,409)		5,173,198,192

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

b. Short-term investments

	As of	As of
	December 31, 2008	December 31, 2007

Time deposits and other securities	140,645,853	162,193,010
Government securities	115,984,002	149,767,532
Private securities	16,555,295	211,770,247
Mutual funds	142,281,880	41,237,696
Shares in other companies	48,510,401	39,011,702
Trusts	14,489,491	-
Other short-term investments	-	31,615,307

Total	478,466,922	635,595,494

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

c. Intangible assets, net

Main Account	Original values			Accumulated depreciation

	At the begining of the year	Increases	At the end of the year	At the begining of the year	Amount for the year	At the end of the year	Net book value as of 12.31.08	Net book value as of 12.31.07

Concession contract	335,368,056	-	335,368,056	(23,534,405)	(18,741,042)	(42,275,447)	293,092,609	311,833,651
Organization expenses	3,229,487	5,708	3,235,195	-	(16,055)	(16,055)	3,219,140	3,229,487
Trademarks and patents	5,000	-	5,000	-	-	-	5,000	5,000
Intangibles identificable in distribution acquired	24,508,397	-	24,508,397	(1,227,902)	(2,478,848)	(3,706,750)	20,801,647	23,280,495

Total as of 12.31.08	363,110,940	5,708	363,116,648	(24,762,307)	(21,235,945)	(45,998,252)	317,118,396

Total as of 12.31.07	335,368,057	27,742,883	363,110,940	(4,856,152)	(19,906,155)	(24,762,307)		338,348,633

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

d. Goodwill, net

Main account	Original values	Accumulated	Net book value as of	Net book value as of
		amortization	12.31.08	12.31.07

Transelec (1)	(17,369,690)	2,025,787	(15,343,903)	(16,144,453)
Inversora Nihuiles (2)	(745,689)	95,947	(649,742)	(692,381)
Inversora Diamante (2)	10,859,826	(1,366,967)	9,492,859	10,100,393
Dilurey (3)	4,732,712	(549,266)	4,183,446	4,458,080
Powerco (3)	906,787	(105,239)	801,548	854,167
CIESA (4)	183,380,415	(20,295,665)	163,084,750	177,502,838
DESA (5)	444,667,068	(6,696,795)	437,970,273	443,327,709
IEASA (5)	22,784,530	(343,142)	22,441,388	22,715,902
CTG	(2,087,637)	310,859	(1,776,778)	-
HIDISA	139,289	(8,378)	130,911	-
Edenor	(7,654,000)	-	(7,654,000)	-

Total as of 12.31.08	639,613,611	(26,932,859)	612,680,752

Total as of 12.31.07	649,215,959	(7,093,704)		642,122,255

(1) Useful life has been estimated at 21 years based on the average weighted remaining useful life of the subsidiaries’ assets subject to depreciation.
(2) Useful lives have been estimated at 17 years based on the remaining term of the concession contracts of Hidroeléctrica Los Nihuiles and Hidroeléctrica Diamante, subsidiaries of Inversora Nihuiles and Inversora Diamante, respectively.
(3) Useful life has been estimated at 17 years based on the average weighted remaining useful life of the assets subject to depreciation of CTG, subsidiary of Dilurey and Powerco at acquisition date.
(4) Useful life has been estimated at 13 years based on the average weighted remaining useful life of the assets subject to depreciation of Central Piedra Buena, CIESA’s subsidiary.
(5) Useful life has been estimated at 83 years based on the remaining useful life of Edenor concession contract.

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

e. Allowances and provisions

	12.31.08

	Balances at the beginning of the year	Increases	Decreases	Balances at the end of the year

Deducted from assets
Current
Allowance for doubtful accounts	46,475,609	23,762,136	(30,585,321)	39,652,424
Allowance for other receivables	6,703,335	1,903,770	-	8,607,105
Allowances for setting up of investments	702,148		(702,148)	-

Total allowances deducted from assets	53,881,092	25,665,906	(31,287,469)	48,259,529

Included in Liabilities
Current
Provision for contingencies	88,296,293	23,438,016	(7,267,750)	104,466,559

Total provision included in liabilities	88,296,293	23,438,016	(7,267,750)	104,466,559

Total as of 12.31.08	142,177,385	49,103,922	(38,555,219)	152,726,088

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

f. Cost of sales

	For the year ended December 31,		For the six-month transition period ended December 31,	For the year ended June 30,

	2008	2007	2006	2006

Inventory at the beginning of the year	41,905,190	12,339,010	12,537,960	-
Purchase of fuel and energy	1,481,101,564	349,284,857	18,906,734	13,265,366
Expenses for generation, transmission and distribution	1,583,366,814	775,068,666	60,486,697	-
Holding gain on inventory	1,796,129	9,251,249	-	-
Inventory at the end of the year	(25,810,445)	(41,905,190)	(12,339,010)	(12,537,960)

Cost of sales	3,082,359,252	1,104,038,592	79,592,381	727,406

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

g. Foreign currency assets and liabilities

	12.31.08				12.31.07

	Foreign currency class and amounts		Exchange rate	Amount in $	Foreign currency class and amounts		Exchange rate	Amount in Thousands of $

Assets
Current assets
Cash and banks	US$	30,642,236	3.413	104,581,952	US$	42,765,641	3.109	132,958,378
	EUR	43,411	4.735	205,545	EUR	132,126	4.572	604,131
	R$	895,160	1.460	1,306,934	R$	2,099,046	1.755	3,683,825
	U$	10,066	0.140	1,410
Investments	US$	82,196,396	3.413	280,536,927	US$	143,863,792	3.109	447,272,528
					EUR	4,603,255	4.572	21,047,921
					R$	1,022,972	1.755	1,795,315

Trade receivables	US$	10,523,581	3.413	35,916,985	US$	1,730,521	3.109	5,380,191
	R$	1,139,708	1.460	1,664,453	R$	1,307,477	1.755	2,294,623
Other receivables	US$	20,148,065	3.413	68,765,687	US$	8,930,191	3.109	27,763,963
	EUR	23,235	4.735	110,017
	R$	579,526	1.460	846,352	R$	564,557	1.755	990,798
	U$	1,254	0.140	176

Total current assets				$ 493,936,438				$ 643,791,673

Non-current assets
Trade receivables	US$	84,502	3.413	288,405	US$	148,786	3.109	462,576
Other receivables	US$	10,672,915	3.413	36,426,660	US$	66,902	3.109	207,998
	R$	265,558	1.460	387,826	R$	138,539	1.755	243,136
Other investments	US$	108,148,771	3.413	369,111,117
Fixed assets	US$	28,023	3.413	95,642	US$	60,294,534	3.109	187,455,707
	EUR	1,155,789	4.735	5,472,543	EUR	16,739,280	4.572	76,538,681
					CHF	28,551,167	2.755	78,658,465

Total non-current assets				$ 411,782,193				$ 343,566,563

Total assets				$ 905,718,631				$ 987,358,236

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     (in Argentine Pesos (“Ps.”) – unless otherwise stated)

g. Foreign currency assets and liabilities (Continued)

	12.31.08				12.31.07

	Foreign currency class and amounts		Exchange rate	Amount in $	Foreign currency class and amounts		Exchange rate	Amount in Thousands of $

Liabilities
Current liabilities
Accounts payable	US$	16,200,893	3.453	55,941,682	US$	24,040,985	3.149	75,705,062
	EUR	817,446	4.791	3,916,138	EUR	604,059	4.632	2,798,000
	CHF	453,851	3.272	1,485,000	CHF	418,016	2.795	1,168,356
	R$	97,942	1.460	143,037	R$	59,933	1.755	105,182
Financial debt	US$	9,270,436	3.453	32,010,816	US$	7,173,523	3.149	22,589,424
	EUR	237,961	4.791	1,140,000	R$	190,341	1.755	334,049
Salaries and social security payable	US$	838	3.453	2,894
	R$	371,650	1.460	542,765	R$	823,489	1.755	1,445,223
	U$	176,746	0.140	24,761	U$	142,340	0.153	21,778
Taxes payable	R$	68,500	1.460	100,039	R$	271,997	1.755	477,355
Customer advances	US$				US$	123,957	3.149	390,340
Other liabilities	US$	1,685,502	3.453	5,820,037	US$	3,488,355	3.149	10,984,829
	R$	659,360	1.460	962,942
	U$	301,995	0.140	42,308
					EUR	132,772	4.632	615,000
Allowances	R$				R$	241,208	1.755	423,320

Total current liabilities				$ 102,132,419				$ 117,057,918

Non-current liabilities
Accounts payable	US$	34,284	3.453	118,383
Financial debt	US$	666,940,554	3.453	2,302,934,130	US$	539,222,209	3.149	1,698,010,735
Other liabilities					US$	5,076,803	3.149	15,986,852
Customer advances					US$	62,997	3.149	198,378
Taxes payable	R$	59,176	1.460	86,422
Allowances	US$	69,016	3.453	238,313	US$	75,679	3.149	238,314

Total non-current liabilities				$ 2,303,377,248				$ 1,714,434,279

Total liabilities				$ 2,405,509,667				$ 1,831,492,197

PAMPA ENERGIA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
 (in Argentine Pesos (“Ps.”) – unless otherwise stated)

h. Other expenses

				For the year ended December 31,		For the six-month transition period ended December 31, 2006

	Administration	Selling	Generation/ Transmission/ Distribution	2008	2007		For the year ended June 30, 2006

Salaries and social security	91,794,130	38,883,895	294,598,130	425,276,155	155,700,674	16,788,977	548,959
Fees and compensation for services	53,361,873	45,960,638	118,361,907	217,684,418	61,586,244	3,916,649	1,007,300
Directors and Sindycs’ fees	14,468,287	-	-	14,468,287	8,521,979	2,455,168	224,346
Reserve for Directors’ options	11,766,672	-	-	11,766,672	11,766,671	2,941,667	-
Depreciation of fixed assets	7,112,995	1,767,929	252,357,499	261,238,423	98,905,534	8,113,266	3,748
Amortization of intangible assets	16,055	-	21,219,890	21,235,945	19,906,155	4,709,386	2,401
Amortization of other assets	-	-	22,732,206	22,732,206	22,732,205	5,683,052	-
Royalties and fees	-	-	23,680,005	23,680,005	23,768,008	7,674,460	-
Doubtful accounts	-	15,304,000	203,136	15,507,136	14,927,000	-	-
Maintenance	2,362,436	14,867	32,793,802	35,171,105	21,279,827	3,794,799	162,182
Transport and per diem	2,854,115	79,978	5,955,276	8,889,369	7,179,359	1,579,271	51,141
Rental and insurance	12,862,983	630,042	13,432,234	26,925,259	13,996,909	2,431,826	318,516
Surveillance and security	1,266,039	108,000	6,506,946	7,880,985	3,378,192	835,664	53,095
Contingencies and allowances	1,303,016	-	-	1,303,016	2,285,911	-	-
Fuel consumption	133,499	-	699,147,267	699,280,766	362,085,461	1,313,111	-
Material and spare parts consumption	1,435,000	929,000	70,234,860	72,598,860	45,471,133	9,008,433	-
Taxes, rates and contributions	35,156,125	19,256,260	5,410,484	59,822,869	30,312,965	1,478,633	766,697
Communication	3,640,860	8,740,228	3,428,761	15,809,849	6,233,748	476,881	15,592
Advertising and promotion	13,682,319	374,975	2,436	14,059,730	3,444,109	225,061	377,792
Office expenses	1,617,642	2,913	273,785	1,894,340	1,873,001	-	-
Other expenses	7,548,932	7,598,914	13,028,190	28,176,036	22,736,868	4,523,608	257,113

Total as of 12.31.08	262,382,978	139,651,639	1,583,366,814	1,985,401,431

Total as of 12.31.07	117,273,072	45,750,215	775,068,666		938,091,953

Total as of 12.31.06	16,488,513	974,702	60,486,697			77,949,912

Total as of 06.30.06	3,043,595	745,287	-				3,788,882

ELECTRICIDAD ARGENTINA S.A.

Consolidated Financial Statements as of September 28, 2007, December 31, 2006 and 2005 Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

TO THE BOARD OF DIRECTORS OF ELECTRICIDAD ARGENTINA S.A.:

We have audited the accompanying consolidated balance sheets of ELECTRICIDAD ARGENTINA S.A. (an Argentine Corporation) (the “Company”) and its subsidiary EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (“Edenor” or “the subsidiary”) as of September 28, 2007, December 31, 2006 and 2005, and the related consolidated statements of income, changes in shareholders’ equity and consolidated cash flows for the eight month and twenty eight days period ended September 28, 2007 and for each of the two years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of ELECTRICIDAD ARGENTINA S.A. and its subsidiary as of September 28, 2007, December 31, 2006 and 2005, and the results of their operations and their cash flows for the eight month and twenty eight days period ended September 28, 2007 and for each of the two years in the period ended December 31, 2006, in accordance with generally accepted accounting principles applicable to consolidated financial statements in Argentina.

As described in Note 5.b), on January 8, 2007, Decree No. 1957/06, which was signed by the President of Argentina on December 28, 2006, was published in the Official Gazette. Pursuant to such Decree, the Federal Government ratified the Adjustment Agreement for the renegotiation of the concession agreement signed by Edenor. Additionally, on February 5, 2007 the Official Gazette published ENRE Resolution No. 51/2007 which approves the Edenor’s new electricity rate schedule that was effective for electricity consumption beginning as from February 1, 2007. Revenues from the retroactive tariff increase deriving from the implementation of the new electricity rate schedule applicable to non-residential consumption for the period of November 1, 2005 through January 31, 2007 amounting to thousands of Argentine pesos 218,591, have been fully recognized in the consolidated financial statements for the eight month and twenty eight days period ended September 28, 2007 .

Accounting principles applicable to consolidated financial statements generally accepted in Argentina vary in certain significant respects from accounting principles generally accepted in the United States of America (US GAAP). A description of the significant differences between such principles and those accounting principles generally accepted in the United States of America and the effect of those differences on the determination of the consolidated results of operations for the eight month and twenty eight days period ended September 28, 2007 and for each of the two years in the period ended December 31, 2006 and on the determination of shareholders’ equity and the financial position as of September 28, 2007, December 31, 2006 and 2005, are set forth in Note 30 to the accompanying consolidated financial statements.

Buenos Aires City, Argentina

August 6, 2008

Deloitte & Co. S.R.L

By: /s/ Daniel H. Recanatini
 Daniel H. Recanatini (Partner)

ELECTRICIDAD ARGENTINA S.A.

BOARD OF DIRECTORS

President	Marcos Marcelo Mindlin

First Vice President	Damián Miguel Mindlin
Second Vice President	Gustavo Mariani

Directors	Damián Tabakman
Raúl Fernández

Alternate Directors	Alejandro Mindlin
Gabriel Cohen
Ivon Pilewski

AUDIT COMMITTEE

Members	Raúl Fernández
Gustavo Mariani
Damián Tabakman

SUPERVISORY COMMITTEE

Members	Roberto Daniel Murmis
Damián Burgio
José Daniel Abelovich

Alternate Members	Javier Errecondo
Santiago Enrique Dellatorre
Marcelo Fuxman

ELECTRICIDAD ARGENTINA S.A.

Legal Address: Bouchard 547 - 26th Floor – City of Buenos Aires

FISCAL YEAR No. 17 BEGINNING ON JANUARY 1, 2007

FINANCIAL STATEMENTS AS OF SEPTEMBER 28, 2007

Main business: Investment in fifty-one per cent of Class “A” shares of Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR S.A.) and rendering of technical advisory, management, sales, technology transfer and other services related to the distribution of electricity.

Date of registration with the Public Registry of Commerce:

      – of the Articles of Incorporation: July 7, 1992
      – of the last amendment to the By-laws: August 17, 2005

Term of the Corporation: Through July 7, 2092

Registration number with the “Inspección General de Justicia” (Argentine governmental regulatory agency of corporations): 1,557,677

CAPITAL STRUCTURE
AS OF SEPTEMBER 28, 2007, DECEMBER 31, 2006 AND 2005
(Note 27)

(amounts stated in pesos)

Classes of shares	Subscribed and Paid-in

	As of 09/28/07	As of 12/31/06	As of 12/31/05

Registered, non-endorsable, common shares, face
value 1 - 1 vote per share	166,965,889	166,965,889	166,965,889

	166,965,889	166,965,889	166,965,889

Book-entry, non-voting preferred shares, face value
1

Class “A”	36,951,060	25,977,710	25,977,710
Class “B”	24,022,290	24,022,290	24,022,290

	60,973,350	50,000,000	50,000,000

	227,939,239	216,965,889	216,965,889

ELECTRICIDAD ARGENTINA S.A.

CONSOLIDATED BALANCE SHEETS AS OF SEPTEMBER 28, 2007,
DECEMBER 31, 2006 AND 2005

(stated in thousands of pesos)

	09/28/2007	12/31/2006	12/31/2005

CURRENT ASSETS

Cash and banks	5,305	821	11,664
Investments (Note 29 - Exhibit III)	188,180	32,192	296,480
Trade receivables (Note 4.a)	309,884	270,938	231,929
Other receivables (Note 4.b)	19,346	27,274	21,802
Supplies	20,925	13,635	13,795

Total Current Assets	543,640	344,860	575,670

NON-CURRENT ASSETS

Trade receivables (Note 4.a)	109,583	---	---
Other receivables (Note 4.b)	152,982	253,812	76,179
Investments (Note 29 - Exhibit II)	432	378	368
Supplies	6,853	4,921	36,523
Property, plant and equipment (Note 29 - Exhibit I)	2,993,220	2,925,422	2,889,270

Total Non-Current Assets	3,263,070	3,184,533	3,002,340

Total Assets	3,806,710	3,529,393	3.578.010

CURRENT LIABILITIES

Trade accounts payable (Note 4.c)	280,108	267,737	205,278
Loans (Note 4.d)	28,021	2,508	1,966,823
Salaries and social security taxes (Note 4.e)	54,069	51,537	34,141
Taxes (Note 4.f)	85,835	62,209	67,948
Other liabilities (Note 4.g)	30,406	21,918	175,805
Accrued litigation (Note 29 - Exhibit IV)	36,615	25,914	18,332

Total Current Liabilities	515,054	431,823	2,468,327

NON-CURRENT LIABILITIES

Trade accounts payable (Note 4.c)	34,343	31,250	26,762
Loans (Note 4.d)	1,250,490	1,312,865	---
Salaries and social security taxes (Note 4.e)	24,098	20,287	12,412
Other liabilities (Note 4.g)	260,180	241,079	---
Accrued litigation (Note 29 - Exhibit IV)	42,284	40,606	38,651

Total Non-Current Liabilities	1,611,395	1,646,087	77,825

Total Liabilities	2,126,449	2,077,910	2,546,152

MINORITY INTEREST IN	940,355	818,472	674,870
SUBSIDIARY

SHAREHOLDERS’ EQUITY	739,906	633,011	356,988

	3,806,710	3,529,393	3,578,010

The accompanying notes 1 through 30 are an integral part of and should be read in conjunction with these consolidated statements.

     ELECTRICIDAD ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF INCOME
FOR THE EIGHT-MONTH AND TWENTY EIGHT DAYS PERIODS ENDED SEPTEMBER 28,
2007 AND 2006 (UNAUDITED), AND FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

(stated in thousands of pesos)

	2007	2006	2006	2005
	(eight month and twenty eight days periods)
		Unaudited

NET SALES (Note 4.h)	1,493,833	1,022,863	1,378,322	1,268,297
ELECTRIC POWER PURCHASES	(667,718)	(589,408)	(799,073)	(757,675)

Gross margin	826,115	433,455	579,249	510,622

TRANSMISSION AND DISTRIBUTION EXPENSES (Note 29 - Exhibit VI)	(313,462)	(268,649)	(362,118)	(346,132)
SELLING EXPENSES (Note 29 - Exhibit VI)	(81,953)	(67,192)	(88,194)	(86,205)
ADMINISTRATIVE EXPENSES (Note 29 - Exhibit VI)	(84,545)	(68,368)	(94,713)	(80,727)

Net operating income (loss)	346,155	29,246	34,224	(2,442)

FINANCIAL INCOME (EXPENSES) AND HOLDING GAINS (LOSSES)
Generated by assets
- Interest	8,138	11,060	13,963	12,885
- Exchange difference	1,002	2,981	2,535	1,936
- Holding results	28	231	89	(567)
- Financial expenses	---	---	---	(9)
Generated by liabilities
- Interest (**)	(43,342)	(65,984)	(125,025)	(155,630)
- Exchange difference	(39,702)	(37,608)	(17,445)	(34,681)
- Financial expenses (*)	(8,482)	(16,075)	(17,271)	(14,130)
- Holding results	---	---	---	(240)
Adjustment to present value of the retroactive tariff increase arising from the application of the new electricity rate schedule and of the Payment Plan
Agreement with the Province of Bs. As. (Notes 5 and 9.b)	(32,404)	---	---	---
Gain on extinguishment of former debt (Notes 2.j)	---	284,984	284,984	---
Adjustment to present value of notes (Notes 2.j)	(57,270)	124,676	101,795	---
Loss from repurchases of notes (Notes 2.j and 6)	(808)	---	---	---
Adjustment to present value of repurchased notes	877	---	---	---
Valuation difference from investment in subsidiary (Note 2.q)	(7,304)	---	---	---

OTHER EXPENSE, NET (Note 4.i)	(21,317)	(14,847)	(22,725)	(6,988)

Income/(Loss) before Taxes	145,571	318,664	255,124	(199,866)

INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME (Note 2.l)	(105,869)	61,894	164,501	(28)

Income/(Loss) before minority interest in subsidiary	39,702	380,558	419,625	(199,894)

MINORITY INTEREST IN SUBSIDIARY	(32,814)	(127,413)	(143,602)	73,304

Net Income/(Loss) for the Period/Year	6,888	253,145	276,023	(126,590)

Earnings (losses) per common share (basic and diluted)	0.022	0.740	0.807	(0.758)

(*)The breakdown of Financial expenses is as follows:
Fees related to the Corporate Notes issuance program (Note 18) Fees related to the initial public offering of capital stock Withholdings income tax and other financial expenses	(5,043) --- (3,439)	--- (10,074) (6,001)	--- (10,604) (6,667)	--- --- (14,130)
Total	(8,482)	(16,075)	(17,271)	(14,130)

(**) Includes 4,422 for the eight-month and twenty eight days period ended September 28, 2006 (unaudited) and 7,873 and 22,581 for the years ended December 31, 2006 and 2005, respectively, with Related parties (Note 7); and includes 941 and 46,972 as of September 28, 2007 and December 31, 2006 of penalty adjustment (Note 9.b) respectively.

The accompanying notes 1 through 30 are an integral part of and should be read in conjunction with these consolidated statements.

ELECTRICIDAD ARGENTINA S.A.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE EIGHT-MONTH AND TWENTY EIGHT DAYS PERIODS ENDED SEPTEMBER 28,
2007 AND 2006 (UNAUDITED),

(stated in thousands of pesos)

2007 (eight month and twenty eight days period)

Shareholder’s contributions						Retained earnings		Total

	Capital Stock		Adjustment to Capital	Additional paid-in capital	Total	Appropriated Retained Earnings Legal Reserve	Unappropriated Retained Earnings

	Nominal Value

	Ordinary	Preferred

Balance as of December 31, 2006	166,966	50,000	243,323	59,090	519,379	17,457	96,175	633,011
Capital increase approved by the Extraordinary	---	10,973	---	89,034	100,007	---	---	100,007
Shareholders’ Meeting held on April 25, 2007
Net income of the period	---	---	---	---	---	---	6,888	6,888

Balance as September 28, 2007	166,966	60,973	243,323	148,124	619,386	17,457	103,063	739,906

2006 (eight month and twenty eight days period) - UNAUDITED

Shareholder’s contributions						Retained earnings

	Capital Stock		Adjustment to Capital	Additional paid-in capital	Total	Appropriated Retained Earnings Legal Reserve	Unappropriated Retained Earnings	Total

	Nominal Value

	Ordinary	Preferred

Balance as of December 31, 2005	166,966	50,000	243,323	59,090	519,379	17,457	(179,848)	356,988

Net income of the period	---	---	---	---	---	---	253,145	253,145

Balance as September 28, 2006	166,966	50,000	243,323	59,090	519,379	17,457	73,297	610,133

The accompanying notes 1 through 30 are an integral part of and should be read in conjunction with these consolidated statements.

ELECTRICIDAD ARGENTINA S.A.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

(stated in thousands of pesos)

	2005 - 2006

	Shareholder’s contributions						Retained earnings

	Capital Stock		Adjustment to Capital	Additional paid-in capital	Total	Appropriated Retained Earnings Legal Reserve	Unappropriat ed Retained Earnings	Total

	Nominal Value

	Ordinary	Preferred

Balance as of December 31, 2004	144,894	50,000	243,323	59,090	497,307	17,457	(53,258)	461,506
Capitalization of irrevocable	22,072	—	—	—	22,072	—		22,072
contributions Net loss of the year	—	—	—	—	—	—	(126,590)	(126,590)

Balance as of December 31, 2005	166,966	50,000	243,323	59,090	519,379	17,457	(179,848)	356,988

Net income of the year	—	—	—	—	—	—	276,023	276,023

Balance as of December 31, 2006	166,966	50,000	243,323	59,090	519,379	17,457	96,175	633,011

The accompanying notes 1 through 30 are an integral part of and should be read in conjunction with these consolidated statements.

ELECTRICIDAD ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE EIGHT-MONTH AND TWENTY EIGHT DAYS PERIODS ENDED SEPTEMBER 28,
2007 AND 2006 (UNAUDITED), AND FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

(stated in thousands of pesos)

	2007	2006	2006	2005
	(eight month and twenty eight days periods)
		Unaudited

Cash flows from operating activities
Net income/(loss) for the period/year	6,888	253,145	276,023	(126,590)

Adjustments to reconcile net income to net cash flows provided by operating activities

Depreciation of property, plant and equipment (Note 29 - Exhibit I)	131,476	134,759	178,980	178,508
Retirement of property, plant and equipment net	495	403	650	1,139
Result from investments in related companies	(54)	(11)	(10)	4
Minority interest in subsidiary	32,814	127,413	143,602	(73,304)
Valuation difference from investment in subsidiary (Note 2.q)	7,304	—	—	—
Exchange difference and interest	68,636	88,824	76,229	180,694
Gain on extinguishment of former debt (Notes 2.j)	—	(284,984)	(284,984)	—
Adjustment to present value of notes (Notes 2.j)	57,270	(124,676)	(101,795)	—
Supplies recovered from third parties	—	(5,782)	(5,782)	—
Income Tax (Note 2.l)	105,869	(61,894)	(164,501)	—
Adjustment to present value of the retroactive tariff increase arising from the application of the new electricity rate schedule and of the Payment Plan
Agreement with the Province of Bs. As.	32,404	—	—	—
Adjustment to present value of repurchased notes	(877)	—	—	—

Changes in assets and liabilities

Net increase in trade receivables	(183,258)	(25,165)	(39,009)	(35,478)
Decrease (Increase) in other receivables	2,889	(14,852)	(18,604)	(25,255)
(Increase)/Decrease in supplies	(9,222)	(4,008)	1,433	(5,411)
Increase in trade accounts payable	15,464	31,322	66,947	54,338
Increase in salaries and social security taxes	6,343	15,612	25,271	3,652
Increase (Decrease) in taxes	23,626	(4,411)	(5,739)	21,394
Increase in other liabilities	15,083	32,480	87,192	42,754
Net increase in accrued litigation (Note 29 - Exhibit IV)	12,379	5,872	9,537	1,676

Financial interest collected (Note 10.b)	2,325	1,482	2,256	2,038
Financial interest paid (net of interest capitalized) (Note 10.b)	(17,576)	(15,507)	(32,362)	(61,159)

Net cash flows provided by operating activities	310,278	150,022	215,334	159,001

Cash flows from investing activities
Additions of property, plant and equipment	(187,263)	(105,125)	(179,671)	(124,482)

Net cash flows used in investing activities	(187,263)	(105,125)	(179,671)	(124,482)

Cash flows from financing activities

Decrease in loans	(144,316)	(310,794)	(310,794)	—
Capital increase in subsidiary	181,773	—	—	—

Capital increase in Company	—	—	—	22,072

Net cash flows provided by (used in) financing activities	37,457	(310,794)	(310,794)	22,072

Net increase (decrease) in cash and cash equivalents	160,472	(265,897)	(275,131)	56,591

Changes in cash and cash equivalents
Cash and cash equivalents at beginning of year (Note 10.a)	33,013	308,144	308,144	251,553
Cash and cash equivalents at end of period/year (Note 10.a)	193,485	42,247	33,013	308,144

Net increase (decrease) in cash and cash equivalents	160,472	(265,897)	(275,131)	56,591

The accompanying notes 1 through 30 are an integral part of and should be read in conjunction with these consolidated statements.

ELECTRICIDAD ARGENTINA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
as of September 28, 2007 And 2006 and December 31, 2006 and 2005

(amounts stated in thousands of pesos)

1. ORGANIZATION AND START UP OF THE COMPANY, PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION

a) Organization and start up of the Company

Electricidad Argentina S.A. (“the Company” or “EASA”) was created on June 18, 1992. Its corporate purpose is to invest, on its own account or in association with third parties, in the acquisition of 51% of the Class “A” shares of Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR S.A.) (the subsidiary company).

The purpose of the Company’s organization was to enable the Consortium originally comprised of Electricité de France (EDF), Empresa Nacional Hidroeléctrica del Ribagorzana, S.A. (ENHER), Astra Compañía Argentina de Petróleo S.A. (ASTRA C.A.P.S.A.), Société D’Amenagement Urbain et Rural (SAUR) and Empresa Nacional de Electricidad S.A. (ENDESA) to present as bidders in the International Public Bidding called for the sale of Class “A” shares representing 51% of the capital stock of EDENOR S.A. and Empresa Distribuidora Sur S.A. (EDESUR S.A.). These companies had been created by Decree No. 714/92 of the Federal Executive Power, in compliance with the provisions of Law No. 24,065, whereby the entire business of generation, transportation, distribution and sale of electric power carried on by Servicios Eléctricos del Gran Buenos Aires S.A. (SEGBA) was declared subject to privatization.

On May 14, 1992, the Ministry of Economy and Public Works and Utilities, by Resolution No. 591/92, approved the Bidding Terms and Conditions (Bid Package) of the aforementioned International Public Bidding. EASA was awarded the Class “A” shares of EDENOR based on a bid of US$ 427,972,977. The corresponding contract for the transfer of 51% of EDENOR’s capital stock was executed on August 6, 1992. The award as well as the transfer contract were approved on August 24, 1992 by Decree No. 1,507/92 of the Federal Executive Power. Finally, on September 1, 1992, EASA took over the operations of EDENOR.

The corporate purpose of EDENOR S.A. is to engage in the distribution and sale of electricity within the concession area. Furthermore, the subsidiary company may subscribe or acquire shares of other electricity distribution companies, subject to the approval of the regulatory agency, lease the network to provide electricity transmission or other voice, data and image transmission services, and render advisory, training, maintenance, consulting, and management services and know-how related to the distribution of electricity both in Argentina and abroad. These activities may be conducted directly by EDENOR or through subsidiaries or related companies. In addition, the subsidiary company may act as trustee of trusts created under Argentine laws, including extending secured credit facilities to service vendors and suppliers acting in the distribution and sale of electricity, who have been granted guarantees by reciprocal guarantee companies owned by the subsidiary company.

On June 12, 1996, the Extraordinary Shareholders’ Meeting of the subsidiary approved the change of the subsidiary company’s name to EDENOR S.A. so that the new name would reflect the description of the subsidiary’s core business. The amendment to the subsidiary company’s by-laws as a consequence of the change of name was approved by the ENRE (Ente Nacional Regulador de la Electricidad - National Electric Power Regulatory Authority), through Resolution No. 417/97 and registered with the Public Registry of Commerce on August 7, 1997.

On May 4 and June 29, 2001, EDF International S.A. (a wholly-owned subsidiary of EDF) acquired all the shares of EASA and EDENOR held by ENDESA Internacional, YPF S.A. (surviving company of ASTRA C.A.P.S.A.) and Société D’Amenagement Urbain et Rural (SAUR). Therefore, the direct and indirect interest of EDF International S.A. (EDFI) in EDENOR increased to 90%.

Furthermore, on December 6, 2001, an Extraordinary Shareholders’ Meeting of the Company approved an amendment to section three of the by-laws, pursuant to which the Company’s corporate purpose was extended to include the subscription and purchase of shares of companies related to the natural gas industry, the provision of public lighting services, and the provision of metering, billing and collection services for electricity, gas and water utilities. Such amendment was registered with the Public Registry of Commerce on March 18, 2002.

In addition, in the last quarter of 2003, the Company entered into an agreement with Electricité de France, pursuant to which it shall be paid fees for any expenses incurred by the Company plus an additional percentage.

As a result of the decision made by Electricité de France to terminate the service agreement, on June 30, 2005, EASA terminated the employment of all its employees under a regular employment contract.

In addition, on June 29, 2005, the Board of Directors of EDF approved a draft agreement with Dolphin Energía S.A. (Dolphin) pursuant to which it would assign 65% of EDENOR’s capital stock (held by EDFI) through the transfer of all Class “A” common shares held by EASA and 14% of the Class “B” common shares. In this manner, EDFI would retain a 25% interest in EDENOR. The remaining 10% would be kept by the employees according to the Employee Stock Ownership Program. The closing of the agreement took place upon its approval by the corresponding French and Argentine governmental authorities.

On September 15, 2005, by virtue of the stock purchase-sale agreement entered into by EDFI and Dolphin and Dolphin’s subsequent partial assignments of its interest in EASA and EDENOR to IEASA S.A. (IEASA) and New Equity Ventures LLC (NEV), the formal take over by Dolphin took place, together with the change in the indirect control of EDENOR through the acquisition of 100% of the capital stock of EASA, which is the controlling company of EDENOR, by Dolphin (90%) and IEASA (10%). Furthermore, as a result of the aforementioned agreement, the ownership of EDENOR’s Class “B” common shares (representing 39% of its capital stock) changed with 14% of the subsidiary’s capital stock now being held by NEV and the remaining 25% being kept by EDFI.

On April 28, 2006, the subsidiary’s Board of Directors decided to initiate the public offering of part of the subsidiary’s capital stock in local and international markets, including, but not limited to the trading of its shares in the Buenos Aires Stock Exchange (BCBA) and the New York Stock Exchange (NYSE), United States of America.

On June 7, 2006, the Ordinary and Extraordinary Shareholders’ Meeting of the subsidiary resolved to increase capital stock up to ten percent (10%), request authorization for the public offering from both the National Securities Commission (CNV) and the Securities and Exchange Commission (SEC) of the United States, as well as authorization to trade from both the Buenos Aires Stock Exchange and the New York Stock Exchange, entrusting the Board with the task of taking the necessary steps to implement such resolutions.

Additionally, it was decided that an American Depositary Receipts (ADRs) program, represented by American Depositary Shares (ADSs) would be created and that it would be the responsibility of the Board of Directors of the subsidiary to determine the terms and conditions and the scope of the program.

On June 14, 2007, the subsidiary’s Board of Directors held a meeting in which a final report on EDENOR’s capital increase and public offering process, which ended on Monday May 7, 2007 at 3 p.m., date on which the preferential subscription period established for the subsidiary’s shareholders expired, was presented. As a result of the above-mentioned process, the subsidiary’s Class B shares and American Depositary Shares (“ADSs”), representing Class B shares, are currently traded at the Buenos Aires Stock Exchange and the New York Stock Exchange, respectively. The final capital increase, as resolved by the above-mentioned Board of Directors’ meeting, amounted to nine percent (9%) which is represented by the 74,844,900 (seventy-four million eight hundred forty-four thousand nine hundred) new shares subscribed at the international primary offering, fully placed as 3,742,245 ADS. It was also informed that 207,902,540 Class B shares were placed at the international secondary offering as of such date.

The aforementioned issuance was carried out at a price of 2.62 per share.

For the eight month and twenty eight days period ended September 28, 2007, expenses incurred by the subsidiary in relation to this process amounted to 14,321 which have been offset against the aforementioned additional paid-in capital, in accordance with the provisions of section No. 202 of the Argentine Business Organizations Law No. 19,550.

The Class “B” shareholders of the subsidiary NEV and EDFI sold at the international secondary offering 49,401,480 and 179,049,520 Class “B” shares, respectively. Additionally, on May 1, 2007, the shareholders NEV and EDFI sold 57,706,040 Class “B” shares at the international secondary offering when the international underwriters fully exercised the over-allotment option (green shoe) contemplated in the prospectus for the public offering and section 2 of the underwriting agreement.

With regard to the subsidiary’s Class C shares held by the Employee Stock Ownership Program (ESOP), on April 29, 2007 the ESOP was partially cancelled in advance in conformity with a procedure set forth by the Federal Government, and on April 30, 2007, an amount of 81,208,416 Class “C” shares, which had been converted into Class “B” shares on

April 27, 2007, was sold at the domestic secondary offering. As of the date of issuance of these financial statements, an amount of 1,952,604 Class “C” shares, representing 0.2% of the subsidiary’s capital stock, remains outstanding.

Consequently, as of September 28, 2007, the subsidiary’s capital stock, represented by 906,455,100 shares is held as follows:

a) 51% of the subsidiary’s capital stock, represented by 462,292,111 Class “A” shares, which have been pledged in favor of the Argentine Government as evidenced by the certificate issued by Caja de Valores, is held by the Company,
b) 48.78% of the subsidiary’s capital stock, represented by 442,210,356 Class “B” shares is traded in the market,
c) 0.22% of the subsidiary’s capital stock, represented by 1,952,604 Class “C” shares is held by Banco Nación as trustee of the Employee Stock Ownership Program, and
d) 19 and 10 Class “B” shares are held by NEV and EDFI, respectively.

Furthermore, Dolphin and IEASA contributed 38,170,909 Class “B” shares that had been transferred to them by NEV, to EASA. On April 27, 2007, the contributed shares were converted into Class “A” shares to ensure that EASA continues to hold 51% of all the Class “A” shares outstanding. Notwithstanding the fact that the above-mentioned capital increase is in the process of registration, on April 30, 2007, the Company requested that Caja de Valores S.A. register the new Class “A” shares and extend thereto the regulatory pledge in favor of the Argentine Government, in compliance with the Bidding Terms and Conditions of the International Public Bidding, the provisions of the Concession Agreement of EDENOR, and the terms of the related pledge agreements signed on August 31, 1992 and July 14, 1994 which, in accordance with their second clause, EASA was required to extend the first-priority preferred security interest to any Class “A” Shares of Edenor that EASA could acquire on a date subsequent to those of said Agreements.

Moreover, section 19 of the Adjustment Agreement entered into by EDENOR and the Argentine Government, which was ratified by Decree No. 1957/2006, stipulates that the pledge on the subsidiary’s shares in favor of the Argentine Government granted as security for the performance of the Concession Agreement will be extended to include the performance of the obligations assumed by the subsidiary in such Adjustment Agreement.

On June 22, 2007, the shareholders of Dolphin Energía S.A. and IEASA S.A. (that own 100% of the Company’s stock) and Pampa Holding S.A. entered into a memorandum of understanding whereby it was agreed that 100% of the capital stock of Dolphin Energía S.A. and IEASA S.A. would be exchanged for common shares of Pampa Holding S.A.

The aforementioned transaction was formally agreed-upon on September 28, 2007 under a Stock Subscription Agreement entered into among Pampa Holding S.A., Marcos Marcelo Mindlin, Damián Miguel Mindlin, Gustavo Mariani, Latin American Energy LLC, New Equity Ventures LLC and Deutsche Bank AG, London Branch. Moreover, on that date, Pampa Holding S.A. acquired 100% of the capital stock of Dolphin Energía S.A. and IEASA S.A, which together own 100% of the capital stock of the Company.

b) Principles of consolidation and basis of presentation

Pursuant to the procedure established in Technical Resolutions (TR) Nos. 4, 6, 8, 9, 16, 17, 18 (amended text June 2003) and 21 of the Argentine Federation of Professional Councils in Economic Sciences, as adopted by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (CPCECABA), subject to certain exceptions and clarifications, and General Resolutions Nos. 434/03 and 459/04 of the National Securities Commission (CNV), ELECTRICIDAD ARGENTINA S.A. (the Company) has consolidated on a line-by-line basis its balance sheets as of September 28, 2007 and December 31, 2006 and 2005, and the statements of income and cash flows for the eight-month and twenty eight days periods ended September 28, 2007 and 2006 (unaudited) and for the years ended December 31, 2006 and 2005, with the financial statements of its subsidiary Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR S.A.), in which the Company owns the votes required to govern corporate actions, for the periods/year ended as of those dates.

The unaudited consolidated financial statements of the Company as of September 28, 2006 and for the eight-month and twenty eight days period then ended, have been included only for comparative purposes, as required by generally accepted accounting principles in Buenos Aires City, Argentina. The above mentioned unaudited consolidated financial statements have been prepared on a basis that is consistent with the audited consolidated financial statements.

The information showing the Company’s controlling interest in the subsidiary is set forth below:

Company	Activity		Interest owned by Electricidad Argentina S.A.

Subscribed capital

		as of September 28, 2007			as of December, 31 2006 and 2005

		Number of	%	%	Number of	%	%
		votes	total	votes	votes	total	votes

Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR S.A.)	Distribution and sale of electric power	462,292,111	51	51	424,121,202	51	51

The financial statements of Edenor S.A. (the subsidiary) have been prepared on the basis of the same criteria as those applied by the Company in the preparation of its basic financial statements (Note 2).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared for the filing to the Securities and Exchange Commission (“SEC”).

These consolidated financial statements have been prepared in accordance with accounting principles applicable to consolidated financial statements generally accepted in Argentina (hereinafter “Argentine GAAP”) and the criteria established by the National Securities Commission (CNV), taking into account that which is mentioned in the following paragraphs.

In accordance with generally accepted accounting principles and current Argentine legislation, the presentation of individual financial statements is mandatory. Consolidated financial statements are to be included as supplementary information to the individual financial statements. For the purpose of this filing, individual financial statements have been omitted since they are not required for SEC reporting purposes.

Certain additional disclosures related to the individual financial statements have been omitted for purposes of these consolidated financial statements, since they are not required for SEC reporting purposes

As from January 1, 2003, and as required by General Resolution No. 434/03 of the CNV, the Company reports the results of its operations, determines the values of its assets and liabilities and determines its profit and loss in conformity with the provisions of Technical Resolutions (TR) Nos. 8, 9 and 16 through 18 (amended text June 2003). As from January 1, 2004, the Company has applied the provisions of TR No. 21 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (CPCECABA), with specific few exceptions and clarifications introduced by General Resolution No. 459/04 of the CNV.

The CNV through its General Resolutions Nos. 485/05 and 487/06 decided to implement certain changes in generally accepted accounting principles (hereinafter “Argentine GAAP”) effective for fiscal years or interim periods beginning as from January 1, 2006, by requiring the application of TR Nos. 6, 8, 9, 11, 14, 16, 17, 18, 21, and 22 and Interpretations 1, 2, 3, and 4, of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) with the amendments introduced by such Federation through April 1, 2005 (Resolution No. 312/05) and adopted by the CPCECABA (Resolution CD No. 93/05) with certain amendments and clarifications.

Among the aforementioned changes the following can be noted: i) the comparison between the original values of certain assets and their recoverable values, using discounted cash-flows; ii) the consideration of the difference between the accounting and tax values resulting from the adjustment for inflation included in non-monetary assets, as a temporary difference, allowing the company to either recognize a deferred tax liability or to disclose the effect of such change in a note to the financial statements and (iii) the capitalization of interest cost on certain assets (only those assets that require an extended period of time to be produced or acquired would qualify) during the term of their construction and until they are in condition to be used.

The subsidiary has completed its analysis of the impact of the application of the change mentioned in the preceding paragraph under (i) on its property, plant and equipment and has determined that said change does not have a significant impact on its financial position or net income for the eight-month and twenty eight days periods ended September 28, 2007 and 2006 (unaudited) and for the years ended December 31, 2006 and 2005, given that the fair value -defined as the discounted value of net cash flows arising from both the use of the assets and their final disposal-, exceeds their recorded value (Note 2.g).

With regard to item (ii), the subsidiary has decided to disclose said effect in a note to the financial statements. Had the subsidiary chosen to recognize the effect of the adjustment for inflation of its property, plant and equipment as a temporary difference, as of September 28, 2007 a deferred tax liability of approximately 446,256 would have been recorded. As a result, a debit to prior year adjustment (unappropriated retained earnings - accumulated deficit) amounting to 470,172 and a credit to net income for the period, under the income tax account, amounting to 23,916 would have been recorded.

The financial statements fully reflect the effects of the changes in the purchasing power of the currency through August 31, 1995. As from such date, and in accordance with Argentine GAAP and the requirements of control authorities, the restatement of the financial statements to reflect the effects of inflation was discontinued until December 31, 2001. As from January 1, 2002, and in accordance with Argentine GAAP, it was established that inflation adjustment be reinstated and that the accounting basis restated as a result of the change in the purchasing power of the currency through August 31, 1995, as well as transactions with original date as from such date through December 31, 2001, be considered as restated as of the latter date. The financial statements have been restated to reflect the effects of inflation based on the variations of the Domestic Wholesale Price Index.

On March 25, 2003, the Federal Government issued Decree No. 664 establishing that financial statements for fiscal years ending as from such date had to be prepared in nominal currency. Consequently, and in accordance with Resolution No. 441 of the CNV, the Company discontinued the restatement of their financial statements as from March 1, 2003. This criterion does not agree with Argentine GAAP which establishes that financial statements were to be restated through September 30, 2003. The Company and its subsidiary has estimated that the effect of not having restated the financial statements through September 30, 2003 is not significant on the financial statements taken as a whole.

Additionally, had the subsidiary elected to recognize a deferred tax liability, and excluding the effects of the allowance for impairment of value of deferred tax assets, in subsequent years the subsidiary would have recorded an income tax expense that would have been lower than the income tax expense that will be recorded as a result of maintaining the criteria applied up to the moment, whose distribution in subsequent years has been estimated as follows:

Year	Effect on deferred tax result Nominal value
2007 (three months and two days)	5,982
2008	27,541
2009	26,396
2010	25,011
2011 – 2015	111,174
2016 – 2020	92,321
Remainder	157,831
Total	446,256

In accordance with the provisions of TR No. 17, financial costs in relation to any given asset may be capitalized when such asset is in the process of production, construction, assembly or completion, and such processes, due to their nature, take long periods of time; those processes are not interrupted; the period of production, construction, assembly or completion does not exceed the technically required period; the necessary activities to put the asset in a condition to be used or sold are not substantially complete; and the asset is not in condition to be used in the production or start up of other assets, depending on the purpose pursued with its production, construction, assembly or completion. The subsidiary capitalized financial costs on property, plant and equipment from 1997 to 2001, in 2006 and during the eight-month and twenty eight days period ended September 28, 2007. Financial costs capitalized for the eight-month and twenty eight days periods ended September 28, 2007 and 2006 (unaudited) amounted to 7,416 and 7,108, respectively and financial cost capitalized for the year ended December 31, 2006 amounted to 9,283.

Consideration of the effects of inflation

The financial statements fully reflect the effects of the changes in the purchasing power of the currency through August 31, 1995. As from such date, and in accordance with Argentine GAAP and the requirements of control authorities, the restatement of the financial statements to reflect the effects of inflation was discontinued until December 31, 2001. As from January 1, 2002, and in accordance with Argentine GAAP, it was established that inflation adjustment be reinstated and that the accounting basis restated as a result of the change in the purchasing power of the currency through August 31, 1995, as well as transactions with original date as from such date through December 31, 2001, be considered as restated as of the latter date. The financial statements have been restated to reflect the effects of inflation based on the variations of the Domestic Wholesale Price Index.

On March 25, 2003, the Federal Government issued Decree N° 664 establishing that financial statements for fiscal years ending as from such date had to be prepared in nominal currency. Consequently, and in accordance with Resolution Nº 441 of the CNV, the Company discontinued the restatement of its financial statements as from March 1, 2003. This criterion does not agree with Argentine GAAP which establishes that financial statements were to be restated through September 30, 2003. The Company has estimated that the effect of not having restated the financial statements through September 30, 2003 is not significant on the financial statements.

Changes in Argentine GAAP

On May 24, 2006 the Board of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires approved TR No. 23 “Argentine GAAP – Employee benefits upon termination of labor relationship and other long-term benefits”. This TR is in effect for the Company and its subsidiary’s consolidated financial statements for fiscal years or interim periods beginning as from January 1, 2007. The Company and its subsidiary estimate that the application of said resolution does not have any impact on the consolidated financial statements. The amounts corresponding to the personnel benefits plan implemented by the subsidiary are as follow (Notes 2.m and 4.e)

The periodical components of the personnel benefits plan for the eight-month and twenty eight days period ended September 28, 2007 and for the years ended December 31, 2006 and 2005, that are disclosed in Other expense, net under Voluntary retirements – terminations, are as follow:

	2007 (eight-month and twenty eight days period)	2006	2005
Cost	844	813	689
Interest	2,155	1,816	1,186
Amortization of recognized net actuarial loss	570	208	169
	3,569	2,837	2,044

The detail of the variations in the subsidiary’s payment obligations under the personnel benefits plan as of September 28, 2007 and December 31, 2006 and 2005, is as follows:

	As of September 28, 2007	As of December 31, 2006	As of December 31,2005
Payment obligations under the personnel benefits plan at the beginning of the year	15,352	9,703	7,902
Cost	844	813	689
Interest	2,155	1,816	1,186
Actuarial loss	0	3,703	495
Benefits paid to participating employees	(291)	(683)	(569)
Payment obligations under the personnel benefits plan at the end of the period	18,060	15,352	9,703

Payment obligations under the personnel benefits plan at the end of the period	18,060	15,352	9,703
Unrecognized net actuarial loss	(5,144)	0	(2,219)
Total personnel benefits plan (Note 4.e)	12,916	15,352	7,484

Future payment commitment required under the personnel benefits plan is as follow:

Years of retirement
2008	2,480
2009	2,553
2010	3,054
2011	3,389
2012	4,070
2013-2017	14,787

Payment commitment under the personnel benefits plan projected for the 2008 fiscal year are as follow:

2008
Cost	1,306
Interest	3,977
Amortization of recognized net actuarial loss	761
6,044

Actuarial assumptions used were the following:

	2007 (eight-month and twenty eight days period)	2006	2005
Discount rate	19%	18%	18%
Salary increase	15%	16%	13%
Inflation	12%	12%	12%

The actuarial method used by the Company is the “Projected Unit Credit Method”.

The significant accounting policies used in the preparation of the Company’s consolidated financial statements are as follow:

a) Current Investments:

Current investments include:

  Time deposits, which include the portion of interest income accrued through the end of the period/year; those denominated in foreign currency have been valued at the rate of exchange in effect as of the end of the period/year,
  Money market funds, which have been valued at the prevailing market price as of the end of the period/year, and
  Notes receivable (Euro Commercial Paper), which have been valued at the prevailing market price as of the end of the period translated into pesos at the rate of exchange in effect as of period-end.

b) Trade receivables:

  Services rendered and billed but not collected, and services rendered but unbilled as of the end of the period/year, at nominal value;
  Services rendered but unbilled as of the end of the eight-month and twenty eight days period ended September 28, 2007, arising from the retroactive increase deriving from the application of the new electricity rate schedule (Note 9.b) have been valued on the basis of the best estimate of the amount to be collected, discounted at a 10% annual nominal rate, which, in accordance with the subsidiary’s criterion, reasonably reflects market assessments of the time value of money and risks specific to the receivable. A similar procedure was followed with the amount included in the payment plan agreement signed with the Province of Buenos Aires under the Framework Agreement (Note 5).

The amounts thus determined:

1.	are net of an allowance for doubtful accounts, as described in more detail in paragraph h) of this Note.

2.	consider the effects of that which is stated in Note 5.

c) Cash and banks, other receivables and liabilities (excluding loans):

–In local currency: at nominal value.

–In foreign currency: at the exchange rate in effect as of the end of the period/year (Note 29 - Exhibit V)

Trade accounts payable have been valued at nominal value including, if any, interest expense accrued as of the end of the period/year.

Other receivables and liabilities have been valued at their nominal value including, if any, interest income or expense accrued as of the end of the period/year.

d) Municipal Bonds:

As of December 31, 2006, the Municipal Financial Restructuring Bonds (Bonos de Saneamiento Financiero Municipal) issued pursuant to Law No. 11,752 were valued at their conversion value according to the legislation mentioned in Note 20, restated for inflation as of such year-end, including the inflation-linked CER (“benchmark stabilization coefficient”) adjustment and interest accrued through the end of that year at an annual rate of 4%.

Additionally, and due to impairment indicators, as of December 31, 2006, the subsidiary recorded an allowance to reduce the value of the above mentioned bonds to their expected recoverable amount of 5,918 (Note 4.b and Note 29 - Exhibit IV).

On January 4, 2007 the subsidiary sold the aforementioned bonds at a value of 5,947.

e) Supplies:

At acquisition cost restated to reflect the effects of inflation as indicated in Note 2. The consumption of supplies has been valued based on the average cost method.

The subsidiary has classified supplies into current and non-current depending on whether they will be used for maintenance or capital expenditures.

The carrying value of supplies, taken as a whole, does not exceed their recoverable value.

f) Non-current investments:

It represents the 50% interest held by the subsidiary in the related company SACME S.A. (a company organized by means of equal contributions by distribution companies EDENOR S.A. and EDESUR S.A. in accordance with SEGBA Privatization Bid Package). SACME S.A. is in charge of monitoring the electric power supplied to the aforementioned distributors. As of September 28, 2007, December 31, 2006 and 2005, the investment in SACME has been recorded at its equity value.

The audited financial statements of SACME S.A. as of June 30, 2007, December 31, 2006 and 2005 have been used for the equity method. The subsidiary has not been made aware of any events occurred in SACME as of September 28, 2007 that could significantly modify SACME’s financial position or its results. The accounting principles used by SACME are similar to those applied by EDENOR S.A. for the preparation of its financial statements.

g) Property, plant and equipment:

Property, plant and equipment transferred to the subsidiary by SEGBA on September 1, 1992 were valued as of the privatization date as described below, and restated to reflect the effects of inflation as indicated in Note 2. The total value of the assets transferred from SEGBA was allocated to individual assets accounts on the basis of engineering studies conducted by the subsidiary.

The total value of property, plant and equipment has been determined based on the price effectively paid by the Company for the acquisition of 51% of the subsidiary’s capital stock at acquisition date, which amounted to US$ 427 million. Such price was used to value the entire capital stock of EDENOR at 832 million pesos, which, when added to the fair value of the debts assumed under the SEGBA Privatization Bid Package for 139.2 million less the fair value of certain assets received from SEGBA for 103.2 million, valued property plant and equipment at 868 million.

SEGBA neither prepared separate financial statements nor maintained financial information or records with respect to its distribution operations or the operations in which the assets transferred to EDENOR were used. Accordingly, it was not possible to determine the historical cost of transferred assets.

Additions subsequent to such date have been valued at acquisition cost restated to reflect the effects of inflation as indicated in Note 2, net of the related accumulated depreciation. Depreciation has been calculated by applying the straight-line method over the estimated useful life of the assets which was determined on the basis of the above-mentioned engineering studies. Furthermore, in order to improve the disclosure of the account, the subsidiary has made certain changes in the classification of property, plant and equipment, based on each technical process.

In accordance with the provisions of TR No. 17, financial costs in relation to any given asset may be capitalized when such asset is in the process of production, construction, assembly or completion, and such processes, due to their nature, take long periods of time; those processes are not interrupted; the period of production, construction, assembly or completion does not exceed the technically required period; the necessary activities to put the asset in a condition to be used or sold are not substantially complete; and the asset is not in condition to be used in the production or start up of other assets, depending on the purpose pursued with its production, construction, assembly or completion. The subsidiary capitalized financial costs from 1997 to 2001 in 2006 and during the eight-month and twenty eight days period ended September 28, 2007. Financial costs capitalized for the eight-month and twenty eight days periods ended September 28, 2007 and 2006 (unaudited) amounted to 7,416 and 7,108, respectively and financial cost capitalized for the year ended December 31, 2006 amounted to 9,283.

During the eight-month and twenty eight days periods ended September 28, 2007 and 2006 (unaudited), direct and indirect costs capitalized by the subsidiary amounted to 23,851 and 18,683, and during the years ended December 31, 2006 and 2005 amounted to 25,508 and 14,637, respectively.

The recorded value of property, plant and equipment, taken as a whole, does not exceed their recoverable value.

h) Allowances (Note 29 – Exhibit IV):

Deducted from current assets

–
for doubtful accounts: this allowance has been recorded by the subsidiary in order to adjust the valuation of trade receivables up to their estimated recoverable value. The amount of the allowance has been determined based on the historical series of collections for services billed through the end of the period/year, and collections subsequent thereto.

Deducted from non-current assets:

–	for impairment of value of deferred tax assets: as of September 28, 2007 and December 31, 2006 the Company and the subsidiary have partially reversed out the valuation allowance. (Note 2.l)

–
for impairment of value of Municipal Bonds: due to impairment indicators, as of December 31, 2006 and 2005 the subsidiary recorded an allowance to reduce the value of such bonds to their expected recoverable amount (Note 2.d)

–
for impairment of value of Argentine Bonds 2004: due to the public voluntary debt swap, the subsidiary assessed in 2004 an allowance for impairment of these bonds. During the fiscal year ended December 31, 2005, the subsidiary sold such bonds.

i) Accrued litigation:

Amounts have been accrued for several contingencies in which the subsidiary is a party involved.

The subsidiary is a party to certain lawsuits and administrative proceedings in several courts and government agencies, including with respect to certain tax contingencies arising from the ordinary course of business. The Argentine tax authority (“AFIP”) has challenged certain income tax deductions related to allowances for doubtful accounts made by the subsidiary on its income tax returns for fiscal years 1996, 1997 and 1998, and has assessed additional taxes for approximately 9,300. Tax related contingencies are subject to interest charges and, in some cases, to fines. This matter is currently on appeal to the tax court. During the appeal process payment of such claim has been suspended. The subsidiary has established a provision for contingencies of 35.5 million, which includes principal an interest, in relation to this claim

The subsidiary is also a party to civil and labor lawsuits in the ordinary course of business.

At the end of each period/year, the Company’s management and its subsidiary evaluate these contingencies and record an accrual for related potential losses when: (i) payment thereof is probable, and (ii) the amount can be reasonably estimated. The subsidiary estimates that any loss in excess of amounts accrued in relation to the above matters will not have a material adverse effect on the Company’s consolidated net income or its financial position.

     The evolution of the accrued litigation account has been disclosed in Note 29 - Exhibit IV.

j) Loans:

Company’s loans:

As of September 28, 2007 and December 31, 2006, the notes resulting from the restructuring process (Note 6), have been valued on the basis of the best estimate of the amount to be paid, discounted at an annual market interest rate of 11%, which, in accordance with the Company’s criterion, reasonably reflects market assessments of the time value of money and specific debt risks.

Under Argentine GAAP, the exchange of debt instruments under substantially different conditions is considered as an extinguishment of the former debt (i.e., debt before restructuring).

The notes must be initially recorded at the value resulting from the best estimate of the amount to be paid, and such instruments must be used to recognize the extinguishment of the former debt (debt before restructuring). The extinguishment of the former debt generated a gain of 105,741 for the eight-month and twenty eight days period ended September 28, 2006 (unaudited).

The best estimate is made on the basis of the present value of future cash flows to be paid to creditors (including interest payments), pursuant to the terms of the new notes, discounted at a rate commensurate with the debt risk involved, which takes into consideration the time value of money and specific debt risks.

The breakdown of the net result of the extinguishment of the former financial debt (i.e., debt before restructuring) and the effect of the restructured debt, as of December 31, 2006 is as follows:

Waiver of principal	39,648
Waiver of unpaid accrued interest and penalties	66,719
Restructuring cost	(626)

105,741
Adjustment to present value of the notes	44,657

As of September 28, 2007 and 2006 (unaudited), and December 31, 2006, the adjustment to present value of future cash flows of the notes, at a market interest rate of 11%, generated a loss of 11,009 and a gain of 49,181 and 44,657, respectively.

As of December 31, 2005, loans have been valued in accordance with the amounts disbursed and received, respectively, plus any accrued interest based on the rate agreed-upon for each transaction.

Subsidiary’s loans:

As of the end of the period/year, the notes resulting from the restructuring process (Note 6) have been valued on the basis of the best estimate of the amount to be paid, discounted at a 10% annual nominal rate, which, in accordance with the subsidiary’s criterion, reasonably reflects market assessments of the time value of money and specific debt risks.

Under Argentine GAAP, the exchange of debt instruments under substantially different conditions is considered as an extinguishment of the former debt (i.e., debt before restructuring).

The extinguishment of the former debt generated a gain of 179,243 as of September 28, 2006, (unaudited) however the adjustment to present value of future cash flows of the notes, at a market interest rate of 10% per annum, generated a gain of 75,495, a loss of 46,261, a gain of 57,138 as of September 28, 2006 (unaudited) and September 28, 2007 and December 31, 2006, respectively.

As of December 31, 2005, loans have been valued in accordance with the amounts disbursed and received, respectively, plus any accrued interest based on the rate agreed-upon for each transaction.

During the eight-month and twenty eight days period ended September 28, 2007, as a result of the public offering process described in Note 1.a, the subsidiary, as required in the trust agreement for the issuance of corporate notes, has partially repurchased at market prices and in successive operations, “discount notes and fixed rate par notes” for a nominal value of US$ 36,000 and US$ 10,604 thousand respectively. After the aforementioned repurchases, the balance of the financial debt (principal) amounts to US$ 329,826 thousand. The aforementioned operations generated a loss of US$ 266 thousand equivalent to 808, which has been included in the consolidated statement of income for the eight-month and twenty eight days period ended September 28, 2007, under the “Loss from repurchases of notes” account (Note 6.b).

k) Estimates:

The preparation of the consolidated financial statements in accordance with Argentine GAAP requires the Board of Directors and the Management of both the Company and the subsidiary to make estimates that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results and amounts may differ from the estimates used in the preparation of the financial statements.

l) Income tax and tax on minimum presumed income:

The Argentine GAAP require the application of the deferred tax method to determine income tax. This method consists of recognizing deferred tax assets and liabilities when temporary differences arise from the valuation of assets and liabilities for accounting and tax purposes. Regarding the restatement of property, plant and equipment to reflect the effects of inflation, the subsidiary has applied Resolution MD (the Board) No. 11/03 of the CPCECABA and General Resolution No. 487/06 of the CNV (Note 2).

As of September 28, 2007 and 2006 (unaudited) and as of December 31, 2006 and 2007, the allowance for impairment of value of deferred tax assets amounted to 130,698, 190,353, 107,877 and 430,349, respectively. The amount of the allowance has been assessed based on business projections which include the Company and its subsidiary’s estimate of future tariff increases deriving from the Adjustment Agreement (Note 9.b).

The reconciliation between the income tax as charged to the consolidated statement of income for the eight-month and twenty eight days periods ended September 28, 2007 and 2006 (unaudited) and for the years ended December 31, 2006 and 2005 and the amount that would result from applying the tax rate in effect (35%) to the consolidated income for each period before taxes, is as follows:

	2007	2006	2006	2005
	(eight-month and twenty eight days period)
		Unaudited
Income tax calculated at the tax rate in effect on the income (loss) before taxes	39,465	66,938	39,033	(44,297)
Minority interest in subsidiary	11,485	44,595	50,261	(25,657)
Permanent differences
Adjustment for inflation of Property, Plant and Equipment	23,916	25,211	33,407	34,260
Adjustment of tax losses	--	--	--	4,872
Accruals and other	8,182	41,358	35,252	349

Income tax	83,048	178,102	157,953	(30,473)
Increase (Decrease) in the allowance for impairment of value of deferred tax assets	22,821	(239,996)	(322,472)	30,473

Income tax charge (benefit) for the period/year	105,869	(61,894)	(164,519)	--
Minimum presumed income tax charge			18	28
Income tax and tax on minimum presumed income for the period/year	105,869	(61,894)	(164,501)	28

Allowance for impairment of value of deferred tax assets
Balance at beginning of period/year	107,877	430,349	430,349	399,876
Increase (Decrease) in the allowance for impairment of value of deferred tax assets	22,821	(239,996)	(322,472)	30,473
Balance at end of period/year	130,698	190,353	107,877	430,349

The breakdown of deferred tax assets and liabilities as of the closing date of the period/year, is as follows:

	2007	2006	2006	2005
	(eight-month and twenty eight days period)
		Unaudited
Non-current deferred tax assets
Tax-loss carryforward	163,178	236.346	232,421	327,671
Allowance for doubtful accounts	11,384	7.438	6,426	6,271
Adjustment to present value of the retroactive tariff increase arising from the application of the new electricity rate schedule and other trade receivables	11,342	—	—	—
Accruals	37,032	74.329	93,206	98,940
Deferred exchange difference	—	—	—	17,335
Supplies valuation	218	58	159	166
Other	16	649	21	—
	223,170	318.820	332,233	450,383

Non-current deferred tax liabilities
Property, plant and equipment	(18,239)	(22.936)	(24,209)	(20,034)
Adjustment to present value of notes	(15,582)	(43.637)	(35,628)	—
	(33,821)	(66.573)	(59,837)	(20,034)

Net deferred tax assets before allowance	189,349	252.247	272,396	430,349
Allowance for impairment of value of deferred tax assets	(130,698)	(190.353)	(107,877)	(430,349)
Net deferred tax assets	58,651	61.894	164,519	-

The Company and its subsidiary tax losses to be carried forward as of September 28, 2007, are as follow:

	Amount	Tax Rate	Year
		35%	Expiring
Tax loss carry forward 2002 of the Company	160,362	56,127	2007
Tax loss carry forward 2004 of the Company	34,844	12,195	2009
Tax loss carry forward 2005 of the Company	57,184	20,015	2010
Tax loss carry forward 2007 of the Company	9,953	3,483	2012

	262,343	91,820
Total tax losses of the Company
Tax loss carry forward 2002 of the subsidiary	180,119	63,042	2007
Tax loss carry forward 2005 of the subsidiary	23,761	8,316	2010

Total tax losses of the subsidiary	203,880	71,358

Total tax losses as of September, 28 2007	466,223	163,178

As tax losses become statute-barred within five years, the aforementioned tax losses may be applied to offset any future taxable income that may arise within such five-year term.

Additionally, the Company and its subsidiary determine the tax on minimum presumed income by applying the current rate of 1% on their respective taxable assets as of the end of the period/year. The tax on minimum presumed income and the income tax complement each other. The tax obligation of both the Company and its subsidiary for a given year will be equal to the higher of these taxes. However, should the tax on minimum presumed income exceed income tax in any given fiscal year, such excess will be eligible for credit against a partial payment of any excess of the income tax over the tax on minimum presumed income that may arise in any of the ten subsequent fiscal years.

For the eight-month and twenty eight days periods ended September 28, 2007 and 2006 (unaudited) the subsidiary has estimated a minimum presumed income tax charge of 8,293 and 15,672 respectively, whereas for the years ended December 31, 2006 and 2005 the charge amounted to 19,872 and 18,200, respectively. The corresponding outstanding tax credits have been included in Other non-current receivables.

m) Subsidiary Labor cost liabilities and Early retirements payable:

They include the following charges:
–	for supplementary benefits of paid leaves of absence derived from accumulated vacation,
–
for seniority-based bonus to be granted to employees with a specified number of years of employment, as stipulated in collective bargaining agreements in effect (as of September 28, 2007 and December 31, 2006 and 2005, such bonuses amounted to 5,176, 4,847 and 3,294, respectively), and

–
for other personnel benefits (pension plan) to be granted to employees upon retirement, as stipulated in collective bargaining agreements in effect (as of September 28, 2007 and December 31, 2006 and 2005, the accrual for these benefits amounted to 12,916, 9,638 and 7,484, respectively).

Liabilities related to the above-mentioned seniority-based bonus and other personnel benefits (pension plans) to be granted to employees, have been determined taking into account all rights accrued by the beneficiaries of both plans as of September 28, 2007, December 31, 2006 and 2005, respectively, on the basis of an actuarial study conducted by an independent actuary as of December 31, 2006. Such liabilities have been disclosed under the “Salaries and social security taxes” account as seniority-based bonus and other personnel benefits, respectively (Note 4.e).

Early retirements payable corresponds to individual optional agreements. After employees reach a specific age, the subsidiary may offer them this option. The related accrued liability represents future payment obligations which as of September 28, 2007, December 31, 2006 and 2005 amount to 2,394, 2,320 and 1,385 (current) and 6,006, 5,802 and 1,634 (non-current), respectively (Note 4.e).

n) Subsidiary Customer deposits and contributions:

Customer deposits

Under the Concession Agreement, the subsidiary is allowed to receive customer deposits in the following cases:

1. When the power supply is requested and the user is unable to provide evidence of his legal ownership of the premises;

2. When service has been suspended more than once in one-year period;

3. When the power supply is reconnected and the subsidiary is able to verify the illegal use of the service (fraud);

4. When the customer is undergoing liquidated bankruptcy or reorganization proceedings.

The subsidiary has decided not to request customer deposits from residential T1 tariff customers.

Customer deposits may be either paid in cash or included in the customer’s bill, and accrue monthly interest at a specific rate of Banco de la Nación called “reference” rate.

When a customer requests that the supply service be disconnected, the customer’s deposit is credited (principal amount plus any interest accrued through the date of reimbursement). Any balance outstanding at the time of requesting the disconnection of the supply service is deducted from the amount so credited. Similar procedures are followed when the supply service is disconnected due to customer lack of payment. Consequently, the subsidiary recovers, either fully or partially, any amount owed for electric power consumption.

The principal amount plus any interest accrued thereon are credited by the subsidiary to the customer’s account when the conditions to receive customer deposits no longer exist.

Customer contributions

The subsidiary receives advances from certain customers for services to be provided based on individual agreements. Such advances are stated at nominal value as of the end of the period/year.

o) Subsidiary operating leases

As lessee, the subsidiary has lease contracts (buildings) which classify as operating leases.

Common characteristics of these lease contracts are that lease payments (installments) are established as fixed amounts, there are neither purchase option clauses nor renewal term clauses (except for the Handling and Energy Transformation Center contract that has an automatic renewal clause for five-year term) and there are prohibitions such as: transferring or sub-leasing the building, changing its use and/or making any kind of modifications thereto. All operating lease contracts have cancelable terms and lease periods of two or three to thirteen years.

Buildings are for commercial offices, the warehouse, the headquarters building (comprised of administration, commercial and technical offices), the Handling and Energy Transformation Center (two buildings and a plot of land located within the perimeter of Central Puerto Nuevo and Puerto Nuevo) and Las Heras substation.

As of September 28, 2007, future minimum lease payments with respect to operating leases are detailed below:

09/28/2007
2007	749
2008	1,145
2009	211
2010	147
2011	147
2012	147

Total minimum lease payments	2,546

Total rental expenses for all operating leases for the eight-month and twenty eight days periods ended September 28, 2007 and 2006 (unaudited) and for the years ended December 31, 2006 and 2005, are as follow:

	2007	2006	2006	2005

	(eight-month and twenty eight days period)

		Unaudited
Total rental expenses	2,164	1,955	2,624	3,531

As lessor, the subsidiary has entered into several operating lease contracts with certain cable television companies granting them the right to use poles of the subsidiary’s network. Most of such lease contracts include automatic renewal clauses.

As of September 28, 2007, future minimum lease collections with respect to operating leases are as follow:

09/28/2007
2007	2,471
2008	3,525
2009	1,474
2010	9
2011	9
2012	0

Total minimum lease collections	7,488

Total rental income for all operating leases for the eight-month and twenty eight days periods ended September 28, 2007 and 2006 (unaudited) and for the years ended December 31, 2006 and 2005, is as follows:

	2007	2006	2006	2005

	(eight-month and twenty eight days
		period)
		Unaudited
Total rental income	7,916	9,276	14,315	8,312

p) Revenue recognition:

Revenues from operations are recognized by the subsidiary on an accrual basis and derive mainly from electricity distribution. Such revenues include electricity supplied, whether billed or unbilled, at the end of the period / year and have been valued on the basis of applicable tariffs.

The subsidiary also recognizes revenues from other concepts included in distribution services, such as new connections, pole rental, transportation of electricity to other distribution companies, etc.

All revenues are recognized when the subsidiary’s revenue earning process has been substantially completed, the amount of revenues may be reasonably measured, and the economic benefits associated with the transaction flow to the subsidiary.

During the eight-month and twenty eight days period ended September 28, 2007, the subsidiary recognized revenues from the retroactive tariff increase deriving from the application of the new electricity rate schedule to non-residential consumption for the period of November 2005 through January 31, 2007 (Note 9.b) as it was during this period that the new electricity rate schedule to be applied as from February 1, 2007, was approved by Resolution No. 51/2007 of the ENRE.

q) Statement of income accounts:

–
The accounts that accumulate monetary transactions for the eight-month and twenty eight days periods ended September 28, 2007 and 2006 (unaudited) and for the years ended December 31, 2006 and 2005, have been disclosed at their nominal values.

–
Valuation difference from investment in subsidiary: The Company recognized a loss of 7,304 related to the difference in valuation of EDENOR’s shares that were received as contribution of capital stock. Such difference arises from the value assigned by the Company Shareholders’ Meeting to the aforementioned capital contribution and its value at the equity method.

–	Financial income (expenses) have been disclosed separately under income (expenses) generated by assets and by liabilities.

–	The adjustment to present value of notes is stated at nominal value.

r) Segment information:

In accordance with the provisions of TR No. 18, the subsidiary is required to disclose segment information provided certain requirements are met. This Resolution establishes the criterion to be followed for reporting information on operating segments in annual financial statements, and requires the reporting of selective information on operating segments in interim financial reports. Operating segments are those components of a company’s activity about which different financial information may be obtained, whether for the allocation of resources or the determination of an asset’s performance. TR N° 18 also establishes the criterion to be applied by a company to disclose its products and services, geographical areas and major customers.

The subsidiary is a natural monopoly that operates in a single business segment, electricity distribution and sale in a specific urban geographical area, pursuant to the terms of the concession agreement that governs the provision of this public service. The subsidiary s activities have similar economic characteristics and are similar as to the nature of their products and services and the electricity distribution process, the type or category of customers, the geographical area and the methods of distribution. Management evaluates the subsidiary’s performance based on net income. Accordingly, the disclosure of information as described above is not necessary.

For future fiscal years, the management of the subsidiary will evaluate if the new agreements with Comunicaciones y Consumos S.A. and Prestamos y Servicios S.A., represent new business segments. As of September 28, 2007, no transactions had been completed related to these agreements.

s) Risk management:

The Company and its subsidiary operate mainly in Argentina. Their business may be affected by inflation, currency devaluation, regulations, interest rates, price controls, changes in governmental economic policies, taxes and other political and economic-related issues affecting the country. The majority of the Company and its subsidiary’s assets are either non-monetary or denominated in Argentine pesos, whereas the majority of the Company and its subsidiary’s liabilities are denominated in U.S. dollars. As of September 28, 2007, a minimum portion of the subsidiary’s debts accrues interest at floating rates, consequently, the subsidiary’s exposure to interest rate risk is limited.

As of September 28, 2007, December 31, 2006 and 2005, neither the Company nor its subsidiary has entered into any foreign currency forward contracts or floating interest rate forward contracts.

t) Concentration risks:

Related to customers

The subsidiary’s accounts receivable derived primarily from the sale of electric power.

No single customer accounted for more than 10% of sales for the eight-month and twenty eight days periods ended September 28, 2007 and 2006 (unaudited) and for the years ended December 31, 2006 and 2005. The collectibility of trade receivables balances related to the Framework Agreement, which amount to 7,579, 45,552 and 58,044 as of September 28, 2007, December 31, 2006 and 2005, respectively, as disclosed in Notes 4.a and 5, is subject to compliance with the terms of such Framework Agreement.

Additionally, the aforementioned Framework Agreement expired on December 31, 2006. As from such date the subsidiary has been negotiating the renewal of such agreement with the Federal and Provincial Governments. However, the subsidiary has continued supplying electricity to low income areas and shantytowns.

Related to subsidiary employees who are union members

As of September 28, 2007, approximately 78% of the subsidiary’s employees were union members. Although the relationship with unions is currently stable, the subsidiary may not ensure that there will be no work disruptions or strikes in the future, which could have a material adverse effect on the subsidiary’s business and the results of operations, especially in light of the social tension caused by the economic crisis. Furthermore, collective bargaining agreements signed with unions will expire by the end of the current 2007 fiscal year. There is no guarantee that the subsidiary will be able to negotiate new collective bargaining agreements under the same terms as those currently in place or that there will be no strikes during or after the negotiation process.

The Bid Package sets forth the responsibilities of both SEGBA and the subsidiary in relation to the personnel transferred by SEGBA through Resolution No. 26/92 of the Energy Secretariat. According to the Bid Package, SEGBA will be fully liable for any labor and social security obligations accrued or originated in events occurred before the take-over date, as well as for any other obligations deriving from lawsuits in process at such date.

In December 1998, new collective bargaining agreements were signed with the Sindicato de Luz y Fuerza de la Capital Federal (Electric Light and Power Labor Union of the City of Buenos Aires) and the Asociación de Personal Superior de Empresas de Energía (Association of Supervisory Personnel of Energy Companies). These agreements would be in effect for a term of five years to commence as from the date of approval and until the signing of a new agreement. The Ministry of Labor and Social Security approved the agreements signed with both the Sindicato de Luz y Fuerza de la Capital Federal and the Asociación de Personal Superior de Empresas de Energía on March 11, 1999 (through Resolution No. 31) and October 15, 1999 (through Resolution No. 318/99), respectively.

During 2005, two new collective bargaining agreements were signed with the Sindicato de Luz y Fuerza de la Capital Federal and the Asociación de Personal Superior de Empresas de Energía, which will expire on December 31, 2007 and October 31, 2007, respectively. These agreements were approved by the Ministry of Labor and Social Security on November 17, 2006 and October 5, 2006, respectively.

As of the date of issuance of these financial statements, meetings aimed at negotiating the renewal terms of both collective bargaining agreements, are being held with the above-mentioned unions.

u) Earnings per share:

The amounts presented for EPS is different from amounts presented in previously issued financial statements, as the Company has refined the computation of EPS for all periods presented. The basic earnings per share (EPS) have been computed on the basis of the number of common shares outstanding as of September 28, 2007 and 2006 (unaudited) and December 31, 2006 and 2005. Even though the Company has not declared dividends, the Company allocated the net income between common shareholders and preferred shareholders. As it is explained in Note 27 c), the preferred shares are not convertible into common shares, thus there is no EPS dilution, consequently no additional disclosure required in the Statement of Income.

v) Shareholders’ equity accounts:

These accounts have been restated to reflect the effects of inflation as indicated in Note 2, except for the “Shareholders’ Contributions - Nominal value” and “Additional Paid-in Capital” accounts which have been maintained at their nominal value. The excess of the adjusted value of Capital Stock over its nominal value has been included in the “Shareholders’ Contributions – Adjustment to Capital” account.

w) Foreign currency translation/ transactions:

Foreign currency denominated assets and liabilities and related transactions are accounted for as follows:

The accounting measurements of purchases, sales, payments, collections, other transactions and outstanding balances denominated in foreign currency are translated into pesos using the exchange rates described below. Thus, the resulting amount in pesos represents the amount collected or to be collected, paid or to be paid.

For translation purposes, the following exchange rates are used:

1. The exchange rate in effect at the date of the transaction, for payments, collections and other transactions denominated in foreign currency; and

2. The exchange rate in effect at the date of the financial statements, for assets and liabilities denominated in foreign currency.

For transactions and balances denominated in foreign currency, the bid price is used for assets, and the offer price is used for liabilities.

The effect of such translations has been included in the consolidated statement of income as “Exchange difference” under “Financial income (expenses) and Holding gains (losses)”.

3. INITIAL DETERMINATION OF THE VALUE OF THE SUBSIDIARY’S ASSETS, LIABILITIES AND NET CAPITAL

In accordance with the provisions of Decree No. 282/93 of the Federal Government, dated February 22, 1993, the recorded values of assets, liabilities and net capital arising from the transfer of SEGBA, were determined on the basis of the price actually paid for 51% of EDENOR’s capital stock (represented by Class “A” common shares). This price was also used as the basis to determine the value of the remaining 49% of the subsidiary’s capital stock. In order to determine the value of the assets transferred from SEGBA, the amount of liabilities assumed was added to the value of the total capital stock of 831,610, determined as indicated above. The subsidiary’s management estimates that the amounts of the assets transferred from SEGBA represented their fair values as of the date of the privatization.

4. BREAKDOWN OF MAIN ACCOUNTS

The breakdown of the main accounts of the consolidated balance sheets as of September 28, 2007, December 31, 2006 and 2005, is as follows:

a) Trade receivables:

Current:	09/28/2007	12/31/2006	12/31/2005

Receivables from sales of electricity:
Billed
Sales of electricity	152,547	112,706	78,021
Unbilled
Sales of electricity	98,584	92,803	86,227
Retroactive tariff increase arising from the application of the new electricity
rate schedule (Note 9.b item d)	45,942	---	---
Adjustment to present value of the retroactive tariff increase arising from the application of the new electricity rate schedule
(Note 2.b)	(2,421)	---	---
Framework Agreement (Notes 2.b and 5)	7,579	45,552	58,044
Framework Agreement - Payment plan with the Province of Bs. As. (Note 5)	18,076	---	---
Adjustment to present value of the Framework Agreement - Payment plan with
the Province of Bs. As. (Note 2.b)	(463)	---	---
National Fund of Electricity (Note 9.a)	3,907	23,015	13,329
Cannon fee payable for the expansion of the network, transportation and others
(Note 9.b)	12,700	11,882	5,722
In litigation	9,280	10,603	10,814

			-
Subtotal	345,731	296,561	252,157

Less:
Allowance for doubtful accounts (Note 29 - Exhibit IV)	(35,847)	(25,623)	(20,228)

	309,884	270,938	231,929

	09/28/2007	12/31/2006	12/31/2005

Non-Current
Unbilled
Retroactive tariff increase arising from the application of the new electricity rate	139,103	---	---
schedule (Note 9.b item d)
Adjustment to present value of the retroactive tariff increase arising from the	(29,520)	---	---
application of the new electricity rate schedule (Note 2.b)

	109,583	---	---

b) Other receivables:

	09/28/2007	12/31/2006	12/31/2005

Current:

Prepaid expenses (1)	2,254	1,305	599
Advances to suppliers	537	1,082	140
Advances to personnel	178	238	187
Related parties (Note 7)	448	448	609
Preliminary attachments - ENRE (Note 9.a)	59	67	13,298
Municipal Bonds (Note 2.d)	---	11,836	---
Allowance for impairment of value of Municipal Bonds (Note 29 - Exhibit IV)	---	(5,918)	---
Other debtors (2)	13,630	15,175	5,283
Allowance for other doubtful accounts (Note 29 - Exhibit IV)	(2,750)	(2,300)	(1,605)
Other (3)	4,990	5,341	3,291

	19,346	27,274	21,802

Non-Current:

Tax credit on minimum presumed income (Note 2.l)	94,324	86,031	66,159
Net deferred tax assets (Note 2.l)	189,349	272,396	430,349
Allowance for impairment of value of deferred tax assets (Note 29 - Exhibit IV)	(130,698)	(107,877)	(430,349)
Municipal Bonds (Note 2.d)	---	---	12,016
Allowance for impairment of value of Municipal Bonds (Note 29 - Exhibit IV)	---	---	(6,008)
Other debtors	---	3,077	2,389
Other	7	185	1,623

	152,982	253,812	76,179

(1) Includes 102, 101 and 112 in foreign currency (Note 29 - Exhibit V) as of September 28, 2007, December 31, 2006 and 2005, respectively.
(2) Includes 770 and 4,338 in foreign currency (Note 29 - Exhibit V) as of September 28, 2007 and December 31, 2006, respectively.
(3) Includes 1,898, 754 and 917 in foreign currency (Note 29 - Exhibit V) as of September 28, 2007, December 31, 2006 and 2005, respectively.

c) Trade accounts payable:

	09/28/2007	12/31/2006	12/31/2005

Current:

Payables for purchase of electricity and other purchases (1)	192,697	158,371	125,091
Unbilled electric power purchases	72,690	92,877	75,152
Customer contributions (Note 2.n)	13,842	16,123	4,607
Other	879	366	428

	280,108	267,737	205,278

Non-current:

Customer deposits (Note 2.n)	34,343	31,250	26,762

(1) Includes 23,234, 16,271 and 12,120 in foreign currency (Note 29 - Exhibit V) as of September 28, 2007, December 31, 2006 and 2005, respectively. Also, includes balances with SACME S.A. for 627, 676 and 621 as of September 28, 2007, December 31, 2006 and 2005, respectively and balances with Errecondo, Salaverri, Dellatorre, Gonzalez & Burgio for 16 as of December 31, 2006 (Note 7).

d) Loans:

	09/28/2007	12/31/2006	12/31/2005

Current:
Subsidiary notes:
In foreign currency (Note 29 - Exhibit V and Note 6.b)
Fixed and Incremental Rate Discount Notes – Class A	10,893	---	---
Fixed and Incremental Rate Discount Notes – Class B	5,172	---	---
Interest (Note 6.b)	11,678	2,029	---
International Finance Corporation (Note 21)	---	---	62,368
Subsidiary Global Corporate Notes Program – Class 2 (Note 22)	---	---	536,254
Private Corporate Note with OPIC guarantee (Note 24)	---	---	411,909
Related parties (Note 23)	---	---	284,868
Post-financing of imports (Note 25)	---	---	78,728
Other loans (Note 26)	---	---	245,999

Subtotal	27,743	2,029	1,620,126
Adjustment to present value of subsidiary notes	(1,061)	---	---

Subsidiary notes at present value	26,682	2,029	1,620,126

Company notes in foreign currency (Note 29 – Exhibit V):

Notes	189	184	276,518
Interest and expenses on Company Corporate Notes	---	---	45,581
Banco Europeo para América Latina S.A. (Note 6.a)	---	---	24,598
Interest (Note 6.a)	1,150	295	---

Company notes	1,339	479	346,697

Total current notes	28,021	2,508	1,966,823

Non-Current:
Subsidiary notes:
In foreign currency (Note 29 - Exhibit V and Note 6.b)
Fixed and Incremental Rate Par Notes – Class A	231,476	225,009	---
Fixed and Incremental Rate Par Notes – Class B	125,008	153,986	---
Floating Rate Par Notes – Class A	39,867	38,753	---
Floating Rate Discount Notes – Class A	424,858	466,409	---
Fixed and Incremental Rate Discount Notes – Class B	201,678	268,471	---

Subtotal subsidiary notes at present value	1,022,887	1,152,628	---
Adjustment to present value of subsidiary notes	(9,816)	(57,138)	---

Subsidiary notes at present value	1,013,071	1,095,490	---

Company notes in foreign currency (Note 29 - Exhibit V):
.
Par notes	40,554	39,421	---
Discount notes - class A	211,129	204,407	---
Discount notes - class B	18,803	18,204	---
Interest (Note 6.a)	581	---	---

	271,067	262,032	---
Adjustment to present value of Company notes	(33,648)	(44,657)	---

Company notes at present value	237,419	217,375
			---

Total non-current notes at present value	1,250,490	1,312,865	---

e) Salaries and social security taxes:

	09/28/2007	12/31/2006	12/31/2005

Current:

Salaries payable and accruals	47,244	44,514	29,241
Social Security (ANSES)	4,431	4,703	3,515
Early retirements payable (Note 2.m)	2,394	2,320	1,385

	54,069	51,537	34,141

Non-Current (Note 2.m):

Other personnel benefits	12,916	9,638	7,484
Seniority-based bonus	5,176	4,847	3,294
Early retirements payable	6,006	5,802	1,634

	24,098	20,287	12,412

f) Taxes:

	09/28/2007	12/31/2006	12/31/2005

Current:

Provincial, municipal and federal contributions and taxes	27,342	19,568	17,152
Value Added Tax (VAT)	24,266	11,935	13,388
Tax on minimum presumed income	4,035	6,507	6,682
Withholdings	5,378	4,894	13,623
Municipal taxes	20,379	15,044	13,050
Other	4,435	4,261	4,053

	85,835	62,209	67,948

g) Other liabilities:

	09/28/2007	12/31/2006	12/31/2005

Current:

Technical assistance (Note 7)	---	---	2,021
Fees related to the initial public offering of capital stock (1)	818	3,820	---
Fees related to debt restructuring (Note 29 - Exhibit V)	---	7,299	---
Fees related to the issuance of Corporate Notes (Note 18 and Note
29 - Exhibit V)	4,531	---	---
ENRE penalties	---	---	169,650
Program for the Rational Use of Electric Power (PUREE)	8,483	6,926	---
Capital expenditures fund - CAMMESA	12,755	---	---
Other (2)	3,819	3,873	4,134

	30,406	21,918	175,805

Non-Current:

ENRE penalties (Note 9.a and b)	260,180	241,079	---

	260,180	241,079	---

(1) Includes 818 and 3,764 in foreign currency (Note 29 - Exhibit V) as of September 28, 2007 and December 31, 2006, respectively.
(2) Includes 2,151, 2,697 and 3,022 in foreign currency (Note 29 - Exhibit V) as of September 28, 2007, December 31, 2006 and 2005, respectively. Also, includes balances with Errecondo, Salaverri, Dellatorre, Gonzalez & Burgio for 473 and 208 as of September 28, 2007 and December 31, 2006, respectively (Note 7).

The breakdown of the main consolidated income statement accounts as of September 28, 2007 and 2006, December 31, 2006 and 2005, is as follows:

h) Net sales:

	09/28/2007	09/28/2006	12/31/2006	12/31/2005
		(Unaudited)

Sales of electricity (1)	1,469,546	1,001,102	1,347,291	1,238,241
Late payment charges	12,553	9,280	---	---
Pole leases	7,916	9,276	14,315	8,312
Connection charges	2,855	2,014	---	---
Reconnection charges	963	1,191	---	---
Others	---	---	16,716	21,744

	1,493,833	1,022,863	1,378,322	1,268,297

(1) Net of ENRE penalties for 18,920 and 15,800 for the eight-month and twenty eight days periods ended September 28, 2007 and 2006 (unaudited), and 25,200 and 72,736 for the years ended December 31, 2006 and 2005, respectively (Note 9). As of September 28, 2007, includes 218,591 related to the retroactive tariff increase arising from the application of the new electricity rate schedule (Note 9.b, item d).

i) Other expense, net:

	09/28/2007	09/28/2006	12/31/2006	12/31/2005
		(Unaudited)

Non operating income	1,348	3,600	4,093	1,333
Commissions on municipal taxes collection	1,314	1,148	1,537	1,479
Net expense from technical services	(2,492)	(59)	(437)	995
Voluntary retirements and terminations	(5,331)	(12,730)	(14,122)	(13,379)
Severance paid	(3,214)	(2,415)	(3,019)	(3,091)
Accrued litigation	(13,750)	(9,000)	(13,400)	(10,050)
Supplies recovered from third parties	---	5,782	5,782	---
Disposal of property, plant and equipment	(495)	(403)	(649)	(335)
Forgiveness of operator’s compensation (Note 7)			---	25,852
Other	1,303	(770)	(2,510)	(9,792)

	(21,317)	(14,847)	(22,725)	(6,988)

5. FRAMEWORK AGREEMENT

On January 10, 1994, the subsidiary, together with EDESUR S.A., the Argentine Federal Government and the Government of the Province of Buenos Aires signed a Framework Agreement aimed at resolving the issue of supplying electric power to low-income areas and shantytowns. Pursuant to such Framework Agreement, the subsidiary is entitled to receive compensation from a Special Fund for any non-payments of electricity supplied to low-income areas and shantytowns. The ENRE approved this Framework Agreement through Resolution No. 6 dated January 20, 1994, which was then ratified by both the Federal Government through Decree No. 584 dated April 22, 1994 and the Government of the Province of Buenos Aires through Decree No. 1,445 dated June 2, 1994.

In accordance with section 5 of the above-mentioned Agreement, the subsidiary waived its right to any claims and/or collection of bills, adjustments, surcharges and interest arising or accrued from September 1, 1992 through January 31, 1994, as a result of direct connections, power theft, unrecorded consumption or any other form of misappropriation of electric power or illegal use thereof. The economic value assigned to the above-mentioned waiver amounted to 20,000, for which purpose a Special Fund was set up. The cost of this Special Fund was borne by the Argentine Federal Government and the Province of Buenos Aires which contributed a percentage of the bills effectively collected from users in low-income areas and shantytowns. The four-year duration of this Special Fund, which commenced as from the date on which the Framework Agreement went into effect, ended on June 30, 1998. The subsidiary has been fully compensated for the economic effect derived from the above-mentioned waiver.

As permitted by Section 13 of the Framework Agreement, which stipulates that the terms and conditions of the Agreement may be subject to review and/or adjustments under certain circumstances, and taking into account that not all of the agreement objectives could be completely fulfilled within the originally stipulated period, although most of them had been accomplished, and considering also that new shantytowns had appeared which had to be recognized, the parties agreed to extend the term of the Agreement for an additional fifty-month period ending August 31, 2002. During such additional period the original provisions of the Framework Agreement and the Regulations continued to be in effect. Furthermore, a new population census was conducted so as to identify those shantytowns which up to then had not been recognized. Said census has been completed and approved by the regulatory agency. Furthermore, the above-mentioned extension of the Framework Agreement was approved by the Argentine Federal Government through Decree No. 93 dated January 25, 2001.

As from the expiration date of the above-mentioned Framework Agreement, the subsidiary continued supplying electricity to low-income areas and shantytowns.

On October 6, 2003, the subsidiary signed a new Framework Agreement with the Argentine Federal Government and the Government of the Province of Buenos Aires for a term of four years, which retroactively covers all the services provided as from September 1, 2002. This agreement may be renewed for another four-year term should the parties so agree.

The new Framework Agreement, whose terms and conditions were similar to those of the previous agreement, was ratified by both the Federal Executive Power and the Government of the Province of Buenos Aires through Decree No. 1972 dated December 29, 2004 (published in the Official Gazette on January 5, 2005) and Decree No. 617 dated April 5, 2005 (published in the Official Gazette on May 23, 2005), respectively.

Receivables under the new Agreement as of September 28, 2007, December 31, 2006 and 2005 amounted to 7,579, 45,552 and 58,044, respectively. During the period ended September 28, 2007, the subsidiary collected 5,828 from the Federal Government.

On October 26, 2006, the subsidiary entered into a Payment Plan Agreement with the Government of the Province of Buenos Aires which establishes the conditions according to which the Province of Buenos Aires will honor its obligation to the subsidiary under the Agreement expired on December 31, 2006. In such agreement, the subsidiary claims a debt of 27,114 for the period September 2002 through June 2006, which the Province agrees to verify in accordance with the provisions of chapter VI -section 13 and related sections- of the Fund Regulations of the new Agreement. Furthermore, the Province agrees to pay the debt resulting from the aforementioned verification, in 18 equal and consecutive monthly installments.

The aforementioned payment plan stipulates that together with the payment of the first six installments, the Province of Buenos Aires must pay the amounts resulting from the electricity provided to low-income areas and shantytowns during the last semester of 2006, which amount to 5,815.

The subsidiary waived its right to interest accrued from the date on which the New Framework Agreement went into effect through the commencement of the agreed-upon installment plan. The aforementioned waiver is subject to the compliance of the Government of the Province of Buenos Aires with the agreed-upon installment plan.

The aforementioned agreement was approved by the subsidiary’s Board of Directors on November 7, 2006 and published in the Official Gazette of the Province of Buenos Aires on May 29, 2007.

On April 24, 2007, the subsidiary was paid an amount of 5,346, which includes the payment of the first three installments of the aforementioned payment plan for a total amount of 4,519. Furthermore, on June 21, 2007 the Province of Buenos Aires made a payment of 8,722 on account of the total debt it has with the subsidiary (Note 28).

The aforementioned Framework Agreement expired on December 31, 2006. As from such date the subsidiary has been negotiating the renewal of such agreement with the Federal and Provincial Governments. However, the subsidiary has continued supplying electricity to low-income areas and shantytowns.

6. RESTRUCTURING OF FINANCIAL DEBT a) Restructuring of the Company´s financial debt

The Extraordinary Shareholders’ Meeting held on July 14, 1997 approved the issue of Corporate Notes non convertible into shares for up to US$ 200,000,000.

On August 21, 1997, the National Securities Commission authorized the issue of US$ 200,000,000 Corporate Notes, to be repaid as follows: (i) 10% in the first year, (ii) 10% in the second year, (iii) 10% in the third year, (iv) 10% in the fourth year,

(v) 20% in the fifth year, (vi) 20% in the sixth year, and (vii) 20% in the seventh year. The Corporate Notes would accrue interest at floating rate, as follows: i) Libor 360 plus 150 basis points for the first year, in an annual payment, ii) Libor 180 plus 200 basis points for the second year, in semiannual payments, iii) Libor 180 plus 225 basis points for the third year, in semiannual payments, and iv) Libor 180 plus 250 basis points from the fourth to the seventh year, in semiannual payments. Interest would be paid semiannually, in arrears, on February 22 and August 22 each year, except for the first year, when interest would be paid in one single payment on August 22, 1998 (Note 20).

Furthermore, and as long as any Corporate Notes remained outstanding, the Company had to keep a fixed charge hedge ratio (EBITDA divided by the aggregate interest amount – including amortization of debt discount – and the Company current expenses) of not less than 0.85 for 1997, 0.95 for 1998 and 1.05 as from 1999.

The Company, The Chase Manhattan Bank as Fiscal Agent, and Banco Europeo para América Latina S.A. WESTLB GROUP as Administrative Agent, subscribed an amendment to Section 12 of the terms and conditions applicable to the Corporate Notes issued on August 22, 1997. Such amendment, that went into effect as from December 31, 2000, established that for purposes of calculating the fixed charge hedge ratio referred to above, the early repayment of Corporate Notes, whether by means of a purchase or early redemption thereof with the proceeds of an advanced dividend distribution, was not to be included as amortization of debt discount.

Additionally, upon the occurrence of certain events of default, the agent bank would be entitled to declare due and payable any amount owed under the loan plus any interest accrued thereon and expenses related thereto.

The Corporate Notes had been authorized to trade on the Buenos Aires Stock Exchange. They were represented by a registered global corporate note, whose shares were traded through the clearing systems with Caja de Valores S.A.

On October 6, 2000, Banco Europeo para América Latina S.A. (BEAL) gave EASA notice of the purchase, in the Company’s name and on its behalf, of Corporate Notes of the Company due in 2004 for a nominal value of US$ 28,000,000, representing a residual value of US$ 19,600,000. Furthermore, on December 7, 2000 BEAL gave EASA notice of the purchase, in the Company’s name and on its behalf, of Corporate Notes of the Company due in 2004 for a nominal value of US$ 20,000,000, representing a residual value of US$ 14,000,000.

As a result of the economic and foreign exchange measures adopted by the Argentine Government (Note 20), the Company was unable to make the payments required on the due dates of principal installments under the Corporate Notes, or to repay the corresponding principal under the US$ 7,000,000 financial loan extended by the Banque Européene pour L’Amerique Latine (BEAL) S A. The Company, however, has made the corresponding interest payments under both loans.

On February 20, 2006, the Board of Directors of the Company resolved to (i) suspend interest payments on its debt, (ii) launch a restructuring process in relation to such debt; and (iii) call an Extraordinary Shareholders’ Meeting that would be required to approve an issue of Corporate Notes non-convertible into shares, for a maximum amount of up to US$ 150 million or its equivalent in other currencies, to be issued in one or more series and/or classes.

After the restructuring process, corporate notes matured in 2004 for a residual value of US$ 60,000, corresponding to an original nominal value of US$ 100,000 are the only ones which remain outstanding as of the date of issuance of these financial statements.

Debt Restructuring Process

The Board of Directors, with the advice of Argentine and international banks and legal counsel to the Company, has prepared a restructuring proposal (the “Restructuring”) covering all its unsecured financial liabilities (the “Financial Debt”). The guidelines of such proposal have been set forth in the documents “Restructuring Agreement” (out-of-court reorganization agreement) and “Description of the Notes”, which are written in English and are required for the issuance of new financial instruments in the form of Corporate Notes issued in accordance with Law No. 23,576 and representing the restructured Financial Debt of the Company.

The restructuring scheme of the Company’s Financial Debt as set forth in the Restructuring documents involved a securities exchange offer, which was effectively carried out on July 19, 2006.

In that opportunity it was contemplated that if a number of creditors from 66.66% (2/3) to 99.5% of their entire number gave their consent to such proposal, the out-of-court reorganization agreement (acuerdo preventivo extrajudicial (APE)), executed in accordance with sections 69 through 76 of Law No. 24,522, would be submitted to judicial confirmation so as to enable the Company to give effect to the exchange, by delivering or making available to all its creditors the new notes and cash, as applicable, before or after the relevant judicial confirmation. If the Company obtained the consent of creditors representing at least 99.5% but less than 100% of the aggregate Financial Debt, the Company could, at its own option: (i) submit the APE to judicial confirmation and proceed with an In-APE Exchange, or (ii) carry out an exchange on a voluntary or out-of-court basis. Finally, if the Company obtained the consent of creditors representing 100% of the aggregate Financial Debt, the Company would carry out an Out-of-Court Exchange.

On March 6, 2006, the Extraordinary Shareholders’ Meeting by consent resolution approved the issue of Corporate Notes non-convertible into shares for up to a maximum amount of US$ 150,000,000 or its equivalent in other currencies, to be issued in one or more series and/or classes. Such Shareholders’ Meeting resolved to delegate to the Company’s Board of Directors full power and authority to establish the remaining conditions of issue, request or not request authorization for the public offering of the notes from the CNV and/or similar foreign entities, approve and execute any agreements and the prospectus that may be required by regulatory agencies and any other documents related to the issue.

On March 30, 2006, the Restructuring documents were made available to the general public and the CNV, the exchange offer having been launched on the above mentioned date pursuant to the terms of the aforementioned “Restructuring Agreement” and “Description of the Notes” documents.

The period under the solicitation to creditors by which they were invited to subscribe a restructuring agreement in relation to the Company’s financial debt as well as the term of the initial offer, expired on May 10, 2006. In this regard, the Company obtained the acceptance of creditors holding 99.94% of such debt, who, as of the aforementioned date, had subscribed the corresponding restructuring agreement (out-of-court reorganization agreement, or APE) with EASA. Furthermore, the Company allowed and accepted 100% of the claims filed by creditors in the framework of such debt restructuring. Due to the high degree of acceptance of the restructuring proposal, and in accordance with the provisions of Sections 2.1(d)(ii) and 5.1(b) of the APE and the Board of Directors’ meeting held on February 20, 2006, the Company was able to elect to carry out the restructuring by means of a voluntary exchange or by requesting judicial confirmation of the restructuring agreement (APE), having the Company decided for the voluntary or out-of-court exchange alternative.

On June 22, 2006, the National Securities Commission authorized the public offering in Argentina; on July 6, 2006, the Buenos Aires Stock Exchange authorized the trading of the Corporate Notes; and on July 26, 2006, the Mercado Abierto Electrónico (OTC market of Buenos Aires) began trading of the Corporate Notes.

On July 19, 2006, the Company completed the restructuring process of the US$ 98,140,000 outstanding principal amount, representing 99.94% of the aggregate outstanding amount and 90.91% of the total number of creditors holding outstanding debt, in accordance with the Voluntary Exchange Offer alternative. To such effect, the Company issued new corporate notes for a total of US$ 85,292,041 in exchange for the financial debt restructured. That amount is comprised of the following: Par notes for an amount of US$ 12,874,441; Discount notes – Class “A” for an amount of US$ 66,495,600; and Discount notes – Class “B” for an amount of US$ 5,922,000.

Par Notes: For each US$ 1,000 principal amount of outstanding financial debt, creditors received Par Notes for a nominal value of US$ 1,000. The amount of Par Notes that could be issued under the Restructuring was not subject to a maximum amount. Interest on Par Notes will be payable semiannually in arrears at an annual fixed rate, as detailed in the table below, and principal will be due and payable in annual installments based on the amortization schedule detailed in the table below:

Year	Interest rate	Annually Scheduled Amortization

2006	3.0%	0.0%
2007	3.0%	0.0%
2008	3.0%	0.0%
2009	3.0%	0.0%
2010	3.5%	0.0%
2011	4.0%	5.0%
2012	5.0%	5.0%
2013	5.0%	5.0%
2014	5.0%	10.0%
2015	5.0%	20.0%
2016	5.0%	25.0%
2017	5.0%	30.0%

Discount Notes Class A and B: For each US$ 1,000 principal amount of outstanding financial debt, creditors received Discount notes equal to US$ 800. The amount of Discount Notes that could be issued under the Restructuring was not subject to a maximum amount. Interest on Discount Notes will be payable semiannually in arrears at an annual fixed rate, as detailed in the table below under “Cash Interest Coupon” and “PIK Coupon”; taking into account that EASA may, upon the occurrence of a Payment in Kind Event, elect to capitalize any accrued and payable interest amount under the PIK Coupon on the applicable Interest Payment Date through the delivery of the required notice to the Trustee of the corporate notes. Principal will be repaid at maturity. In accordance with the restructuring agreement, the principal amount, including capitalized interest, shall be increased (the “Step-up Principal”) up to a total amount of US$ 154 for each US$S 1,000 of nominal value at that time of outstanding corporate notes (the “Step-up Principal Amount”) on the 35th day following any non-payment event in respect of any Cash Interest Coupon, this 35th day being, the “Principal Step-up Date”; provided that such non-payment event continued to exist as of the corresponding Principal Step-up Date; and subject also to the fact that the Step-up Principal will take place only once during the life of the corporate notes. To the extent that EASA purchases, redeems or makes an early repayment of any Discount note before the Principal Step-up Date, the Step-up Principal Amount shall be reduced in proportion to the nominal value of the Discount notes subject to any such purchase, redemption or early repayment. Any early repayment, amortization or redemption of Discount notes, whether in full or in part, before the Principal Step-up Date (whether on a voluntary or mandatory basis) will be carried out in accordance with total principal amount outstanding as of that date, without giving effect to the Step-up Principal Amount.

Year	Annual interest rate of Cash Interest Coupon	Annual interest rate of PIK Coupon

2006	2.125%	0.875%
2007	2.125%	0.875%
2008	2.125%	0.875%
2009	4.0%	7.0%
2010	4.0%	7.0%
2011	5.0%	6.0%
2012	5.0%	6.0%
2013	6.0%	5.0%
2014	6.0%	5.0%
2015	7.0%	4.0%
2016	7.0%	4.0%

The Company did not make any payment or capitalized any accrued and unpaid interest or any other accrued and unpaid additional amount on any Outstanding Debt exchanged under the Restructuring, other than to those Consenting Creditors who validly and in due manner subscribed the Restructuring Agreement, who received: i) in respect of their Par notes, Par notes for an additional nominal value equal to US$ 26.67 for each US$ 1,000 principal amount of Outstanding Debt tendered, (ii) in respect of their Discount notes, Discount notes for an additional nominal value equal to US$ 46 for each US$ 1,000 principal amount of Outstanding Debt tendered, and (iii) in respect of all their corporate notes, a cash payment equal to that interest amount that would have accrued on their corporate notes from January 1, 2006 to July 19, 2006, date of issuance of the new corporate notes, amount which totaled US$ 1,064,156.

Therefore, the Company’s post-restructuring debt structure was comprised of the following Corporate Notes:

Type	Class	Amount (US$)

Fixed Rate Par note	-	12,874,441
Fixed Rate Discount note	Class A	66,495,600
Fixed Rate Discount note	Class B	5,922,000
Maturing in 2004	-	60,000

Total		85,352,041

As a result of the restructuring process, the defaulted debt prior to the restructuring, which amounted to US$ 98.2 million, was reduced to US$ 85.3 million, at an average cost of 7.9% and final maturity in 2016 and 2017.

Law No. 23,576, as amended, will govern the requirements for the New Corporate Notes to qualify as negotiable obligations in accordance with such law, and this law, together with Law No. 19,550, as amended, and other Argentine laws and regulations, will govern the Company’s ability and corporate authority to execute and deliver the New Corporate Notes and the Indenture or Trust Agreement governing the New Corporate Notes.

With regard to any other issues, the New Corporate Notes and the Indenture will be governed by and construed in accordance with the laws of the State of New York, United States of America. The Restructuring Agreement will be governed by Argentine laws.

On December 16, 2006 and June 16, 2007, the Company made interest payments on the Corporate Notes and converted into principal the portion of interest accrued on the PIK coupon.
Consequently, after the aforementioned payments and capitalization of interest, debt principal amount as of September 28, 2007 was comprised of the following:

Type	Class	Amount (US$)	Amount (pesos)

Fixed Rate Par note	-	12,874,441	40,554,489
Fixed Rate Discount note	Class A	67,025,141	211,129,194
Fixed Rate Discount note	Class B	5,969,160	18,802,854
Maturing in 2004	-	60,000	189,000

Total		85,928,742	270,675,537

Main covenants

As established in the trust agreement for the issuance of corporate notes, the main covenants assumed in relation to this transaction are, among others, the following:

Negative Covenants:

Restrictions on indebtedness

The Company may incur debt in excess of the amount of debt issued under the restructuring, subject to the following conditions:

  Permitted debt refinancing, provided that the weighted average life to maturity of the new debt is higher than the weighted average life to maturity of the debt to be refinanced.
  Subordinated debt up to a maximum of US$ 10 million. Such debt may be issued in the form of preferred shares or debt and must become due after the maturity date of the corporate notes issued; early repayment is not permitted.
  Debt for general purposes up to a maximum of US$ 10 million.

Restrictions on transactions with shareholders

  The Company shall not enter into contracts with its shareholders under conditions other than those of the market.
  If the contract or series of contracts to be entered into with the related company exceeded US$ 5 million or fell within the definition of “transaction with related party” as defined by the National Securities Commission (CNV), the opinion of a Bank or a financial advisory company with vast experience confirming that the new contract complies with market conditions as well as the approval of the Auditing Committee will be required.
  These restrictions are not valid for transactions with Edenor or its subsidiaries or any other transaction that is regarded as “Restricted Payment”.

Restrictions on Operating Expenses

The Company shall restrict its operating expenses (net of taxes) to US$ 600,000 in each calendar year.

If operating expenses incurred in one calendar year were lower than the aforementioned fixed limit, any such amount not spent may be used to offset any expenses incurred over the limit in the next calendar year.

Should it be necessary, the Company may spend up to US$ 200,000 in excess of the fixed limit under the agreement provided, however, that such amount in excess of the limit is offset against the expenses of the following year.

Restrictions on Restricted Payments

The Company shall not carry out the following transactions directly or indirectly, unless they are carried out with money which the Company may freely dispose of in accordance with the provisions of the agreement concerning “Excess Cash”, amounts resulting from the sale of shares, investments or Subordinated Debt issued:

  Pay dividends or any return on Company’s equity
  Pay fees to its shareholders
  Pay off or make an early repayment of Subordinated debt
  Make investments other than those permitted.

Affirmative Covenants

Use of “Excess Cash”

On June 30 and December 31 of each year (“calculation date”), the Company shall calculate Excess Cash by applying the following formula:

  Income from fees, interest and dividends; plus
  Cash from new permitted indebtedness under the Trust Agreement (Indenture); minus
  All income tax or similar tax payments made during the period and the necessary accruals to face tax commitments for the following period minus the accruals recorded for this concept in the immediately preceding period; minus
  All principal and interest payments, including any additional payments, if there were any, direct taxes on interest, early repayments, buy-backs through market purchases and the payment for any other indebtedness paid in cash during such period with money generated in such period; minus
  All amounts used during such period for debt payment to/redemption from creditors who did not give their consent to the restructuring proposal; minus
  Payments made as Operating Expenses during the current period or projected for the following period, provided, however, that such expenses have not been deducted in another period; minus
  All Permitted Investments; plus/minus
  All cash collateral with respect to hedge contracts deposited or returned in the period; minus
  Accrued restructuring expenses, whether unpaid or paid during the corresponding period provided, however, that such expenses have not been deducted in previous periods; minus
  Other expenses paid in cash during the period; plus
  Cash received as income from Permitted Investments; minus
  The necessary amount to complete the minimum cash (the established minimum cash is US$ 500,000).

The calculation shall be made in pesos and using historical amounts.

If the Company’s debt is higher than US$ 20 million, and at the relevant time, no more than US$ 10 million of original principal plus interest amounts of the PIK Coupon capitalized in the 4 months following the calculation date (06/30 and 12/31), have been paid, a minimum of 75% of the Excess Cash for the period shall be applied to repay debt through market purchases or make early debt repayments and 25% shall be applied at the Company’s discretion.

If the Company’s debt is higher than US$ 20 million, and at the relevant time, no more than US$ 10 million of original principal plus interest amounts of the PIK Coupon capitalized in the 4 months following the calculation date (06/30 and 12/31), have been paid, a minimum of 50% of the Excess Cash for the period shall be applied to repay debt through market purchases or make early debt repayments and 50% shall be applied at the Company’s discretion.

If in the 4 months following the calculation date, the Excess Cash has not been applied as indicated in the preceding paragraphs, the difference shall be used to make early repayments of all Discount notes until such debt equals zero, and then to make early repayments of Par notes.

In the case that the Excess Cash of a given period were lower than US$ 1 million (“the minimum amount”), the Company shall not follow the aforementioned distribution procedures. The cash balance shall be added to the cash of the following period.

If the Company’s debt is lower than US$ 20 million, the Company may use the Excess Cash at its discretion.

Adverse Event

In the case of an Adverse Event of either the Company or Edenor, the Company may elect to defer, reschedule or capitalize up to one year of principal amortization payments and one year of interest payments on giving 5 days’ notice to the Trust before the relevant maturity date.

This provision may be invoked only once in respect of both an Adverse Event of the Company and an Adverse Event of Edenor.

Adverse Event of the Company:
Any event that results in the Company’s inability to meet its debt obligations of maintains its minimum cash.

Adverse Event of Edenor:
Edenor’s election to defer, reschedule or capitalize its debt service obligations.

As of the date of issuance of these consolidated financial statements, the Company has been complying with its obligations as stipulated in the trust agreement related to the corporate notes issued after the restructuring of the financial debt.

b) Restructuring of the subsidiary´s financial debt

On January 19, 2006, the Board of Directors of the subsidiary company approved the launching of a solicitation of consent for the restructuring of the subsidiary’s financial debt through the exchange of such debt for a combination of cash and notes (the Restructuring) pursuant to a voluntary exchange offer (the Voluntary Exchange Offer) and/or an out-of-court reorganization agreement (Acuerdo Preventivo Extrajudicial) (the APE).

Furthermore, the holders of Gain Trust Notes due in 2005, which represented an interest in the private corporate note issued by the subsidiary and held by a financial trust, were offered to directly participate in the Restructuring by exchanging their Gain Trust Notes for Floating Rate Notes due in 2006, and then exchanging such Notes for the consideration offered in the Restructuring.

The Restructuring

The subsidiary made an exchange offer and launched a solicitation of consent to execute an APE with eligible holders of its outstanding financial debt. An APE is an insolvency procedure available to debtors under the Argentine Bankruptcy Law (LCQ) consisting of an out-of-court reorganization agreement between a debtor and creditors holding at least two thirds of unsecured debt, which is subject to judicial confirmation. Upon judicial confirmation, the APE becomes binding on all unsecured and non-preferred creditors, including non-consenting creditors, whether or not such creditors have participated in the negotiation or execution of the APE.

Creditors holding more than 65% of the subsidiary’s outstanding financial debt (including accrued and unpaid interest and applicable penalties, if any) have committed, by signing support agreements with the subsidiary, to tender their debt in the Voluntary Exchange Offer and give their consent to the APE, should this procedure be initiated.

The subsidiary could carry out the Restructuring in accordance with one of the following three alternatives:

  If creditors holding at least 66% but less than 93% of the aggregate outstanding amount give their consent to the Restructuring, the subsidiary, the Supporting Creditors and the APE Representative, on behalf of Consenting Creditors, will promptly execute the Restructuring Agreement, and the subsidiary may, at its own option, either proceed with a Mandatory Exchange through the APE or an In-APE Exchange on the Consummation Date or on the In-APE Exchange Date, respectively, subject in each case to the fulfillment of the Conditions to the APE Restructuring Alternatives;

  If creditors holding at least 93% but less than 98% of the aggregate outstanding amount give their consent to the Restructuring, the subsidiary may, at its own option, either proceed with an In-APE Exchange (subject to the fulfillment of the Conditions to the APE Restructuring Alternatives) on the In-APE Exchange Date or carry out the Voluntary Exchange Offer (subject to the fulfillment of the Conditions to the Voluntary Exchange Offer) on the Voluntary Exchange Date; or

  If creditors holding at least 98% of the aggregate outstanding amount give their consent to the Restructuring, the subsidiary will carry out the Voluntary Exchange Offer (subject to the fulfillment of the Conditions to the Voluntary Exchange Offer) on the Voluntary Exchange Date.

Each of these alternatives was subject to the fulfillment of certain conditions, including all necessary regulatory approvals.

On February 22, 2006, the subsidiary informed that creditors holding 100% of the subsidiary’s outstanding financial debt (including accrued and unpaid interest and applicable penalties) had accepted the restructuring process of the financial debt, either by directly giving their consent and/or signing support agreements with the subsidiary. Consequently, in accordance with the degree of acceptance received, the subsidiary carried out the Restructuring following the third alternative mentioned above.

The subsidiary carried out the Restructuring through the exchange of the outstanding financial debt held by consenting creditors, at such creditors’ option, subject to proration and reallocation, for one or a combination of the following alternatives, which include the issuance of notes under the current corporate notes program:

  The Fixed Rate Par Option: For each US$ 1,000 principal amount of outstanding financial debt, creditors received Fixed Rate Par Notes for a nominal value of US$ 1,000. The amount of Fixed Rate Par Notes issued under the Restructuring was not subject to a maximum amount. Interest on Fixed Rate Par Notes will be payable semiannually in arrears at an annual fixed rate, as detailed in the table below, and principal will be due and payable in semiannual installments based on the amortization schedule detailed in the table below:

Year	Annual Interest Rate on	Annually Scheduled
	Fixed Rate Par Notes	Amortization

1	3.0%	0.0%
2	4.0%	0.0%
3	5.0%	0.0%
4	6.0%	0.0%
5	8.0%	0.0%
6	9.0%	10.0%
7	9.5%	10.0%
8 through 11	10.0%	10.0%, 10.0%, 10.0%, 50.0%

An amount of US$ 123.8 million in notes, comprised of two classes (Class “A” amounting to US$ 73.5 million and Class “B” amounting to US$ 50.3 million), was issued under this option.

  The Floating Rate Par Option: For each US$ 1,000 principal amount of outstanding financial debt, creditors received Floating Rate Par Notes for a nominal value equal to (i) US$ 1,000 plus (ii) any accrued and unpaid interest as of December 31, 2005 (excluding penalty interest and additional amounts, if any) in respect of such US$ 1,000 principal amount of outstanding financial debt (or, in the case of Gain Trust Notes, any accrued and unpaid interest as of December 31, 2005 (excluding any penalty interest and additional amounts, if any) in respect of such US$ 1,000 principal amount of Gain Trust Notes). A maximum of US$ 50 million principal amount of outstanding financial debt could be exchanged under this option. Interest on Floating Rate Par Notes will be payable semiannually in arrears at an annual rate equal to LIBOR plus a spread, and principal will be due and payable in semiannual installments based on the amortization schedule detailed in the table below:

	Annual Spread
Year		Annually Scheduled Amortization
	Floating Rate Par Notes

1	0.0%	0.0%
2	0.0%	0.0%
3	1.0%	0.0%
4 through 6	1.5%	0.0%, 0.0%, 5.0%
7 through 14	2.0%	5.0%, 5.0%, 5.0%, 5.0%, 5.0%
		10.0%, 10.0%, 50.0%

An amount of US$ 12.7 million in notes was issued under this option.

  The Combination Option: For each US$ 1,000 principal amount of outstanding financial debt, creditors received (i) a cash payment of US$ 283 and (ii) Discount Notes for a nominal value of US$ 667. A fixed amount of US$ 360 million principal amount of outstanding financial debt could be exchanged under this option. Interest on Discount Notes will be payable semiannually in arrears at an annual fixed rate, and principal will be due and payable in semiannual installments based on the amortization schedule detailed in the table below:

Year	Discount Applicable to Annual Interest Rate	Annually Scheduled Amortization

1	3.0%	0.0%
2	3.5%	0.0%
3	10.0%	5.0%
4	11.0%	5.0%
5 through 9	12.0%	5.0%, 5.0%, 10%, 10.0%, 60.0%

An amount of US$ 240 million in notes, comprised of two classes (Class “A” amounting to US$ 152.3 million and Class “B” amounting to US$ 87.7 million), was issued under this option.

The subsidiary did not make any payment or capitalized any accrued and unpaid interest or any other accrued and unpaid additional amount on any Outstanding Debt exchanged under the Restructuring, other than as set forth in the above options.

Finally, on April 24, 2006, the subsidiary made a cash payment of US$ 102,000,028 to those creditors who had chosen the Combination Option, and an additional payment of US$ 4,735,872 to those creditors who had validly given their consent and tendered their outstanding financial debt, pursuant to the terms of the restructuring proposal. The latter amount represents interest accrued on the original debt principal amount at the interest rate applicable to the notes for the period extending from January 1, 2006 to the date of issuance of the notes, which was April 24, 2006.

Furthermore, in conformity with the options selected by the financial creditors and after applying the pro-ration and allocation mechanism, the subsidiary issued the notes under the Global Corporate Notes Program.

As a result of the restructuring process, the defaulted debt prior to the restructuring, which amounted to US$ 540.9 million as of February 22, 2006, was reduced to US$ 376.4 million, with an average term of more than 8 years, at an average cost of 8% and final maturity in 2019.

During the eight-month and twenty eight days period ended September 28, 2007, as a result of the public offering process, the subsidiary, as required in the trust agreement for the issuance of corporate notes, has partially repurchased at market prices and in successive operations, “discount notes and fixed rate par notes” for a nominal value of US$ 46.6 million. After the aforementioned repurchases, the balance of the financial debt (principal) amounts to US$ 329,826 thousand.

Therefore, the post-restructuring and post-repurchase debt structure as of September 28, 2007 was comprised of the following Notes:

Type	Class	Debt	Debt	Post-repurchase	Balance as of September
		structure in	repurchase in	debt structure in	28, 2007 (Note 4.d) in
		thousands of	thousands of	thousands of US$	thousands of pesos
		US$	US$

Fixed Rate Par Note	A	73,485	---	73,485	231,476
	B	50,289	(10,604)	39,685	125,008
Floating Rate Par Note	A	12,656	---	12,656	39,867
Discount Note	A	152,322	(13,988)	138,334	435,751
	B	87,678	(22,012)	65,666	206,850

Total		376,430	(46,604)	329,826	1,038,952

The principal amortization schedule broken down by year of total debt (including the aforementioned repurchases and without considering possible adjustments, prepayments, redemptions or cancellations) is detailed in the table below:

Year	Amount in
thousands of US$

2008	10,200
2009	10,200
2010	10,200
2011	22,150
2012	32,350
2013	32,350
2014	134,348
2015	11,950
2016	57,218
2017	1,266
2018	1,266
2019	6,328

329,826

As of September 28, 2007, the loss resulting from the repurchase of notes amounted to 808, which has been included in the consolidated statement of income for the eight-month and twenty eight days period then ended (Note 2.j).

Main covenants

As established in the trust agreement for the issuance of corporate notes, the main covenants assumed in relation to this transaction are the following:

- Based on the level of excess cash (leverage ratio) and subject to maintaining an established minimum cash balance of US$ 15 million, the subsidiary will be subject to the following conditions:

If EDENOR’s Leverage Ratio (defined as Total Financial Debt to Consolidated EBITDA) is higher than 3.5, any excess cash shall be applied, at the subsidiary’s discretion, either for the purchase of notes through market purchases or for the optional redemption of notes.

If the Leverage Ratio is equal to or lower than 3.5, but higher than 3.0, the subsidiary, at its discretion, will apply any excess cash as follows:

A minimum of 50% of such excess cash shall be applied, at the subsidiary’s discretion, either for the purchase of notes through market purchases or for the optional redemption of notes; and a maximum of 50% of such excess cash shall be used to make permitted capital expenditures, regulatory capital expenditures or additional capital expenditures;

A minimum of 75% of such excess cash shall be applied, at the subsidiary’s discretion, either for the purchase of notes through market purchases or for the optional redemption of notes; and a maximum of 25% of such excess cash shall be used entirely at the subsidiary’s discretion, including, without limitation, for the payment of dividends;

If the Leverage Ratio is equal to or lower than 3.0, but higher than 2.5, the subsidiary, at its discretion, will apply any excess cash as follows:

A minimum of 50% of such excess cash shall be applied, at the subsidiary’s discretion, either for the purchase of notes through market purchases or for the optional redemption of notes; and a maximum of 50% of such excess cash shall be used entirely at the subsidiary’s discretion, including, without limitation, for the payment of dividends;

If the Leverage Ratio is equal to or lower than 2.5, the subsidiary is exempt from complying with the above-mentioned conditions and therefore any excess cash may be applied at its discretion.

- The subsidiary may make permitted capital expenditures up to an agreed-upon annual amount.

- Upon the occurrence of an Adverse Event, EDENOR, at its discretion, may elect to defer, reschedule and capitalize up to one year of principal amortization payments and one year of interest payments on any or all series of notes by written notice to the holders on each payment date or prior thereto. This provision may be invoked only once in respect of both an Adverse Cash Flow Event and an Adverse Devaluation Event during the term of the Notes. Adverse Cash Flow Event means the occurrence of any event or series of events that are outside the subsidiary’s control and result in the subsidiary’s inability to meet its debt service obligations, to the extent that the Minimum Cash Balance is maintained. Adverse Devaluation Event means any measure or series of measures taken by the Argentine government, general market conditions or any other event that results in a 20% or larger devaluation of the Peso in any period of 12 consecutive months after the Issuance Date as compared to its value as of January 1, 2006.

- The subsidiary may incur additional indebtedness subject to certain conditions that are described in the trust agreement for the issuance of the corporate notes.

- Restricted Payments: No dividends shall be paid until April 24, 2008 or until such time when the subsidiary’s Leverage Ratio is lower than 2.5, whichever occurs first. Fees payable under the technical assistance agreement shall not exceed US$ 2 million. Payments to EASA shall not exceed US$ 2.5 million in any fiscal year.

- The subsidiary may suspend compliance with any covenants provided that its leverage ratio is equal to or lower than 2.5.

- In the case that the subsidiary carries out a primary equity public offering and as long as the subsidiary’s Leverage ratio is higher than 2.5, the subsidiary shall be required to apply 25% of the net cash proceeds of the base offering amount to purchase notes through market purchases, taking into account that the subsidiary shall have a two-year period to make the aforementioned purchases of notes through market purchases and the subsidiary shall have no obligation to make the aforementioned purchases of notes at a price greater than the nominal value of the Notes (Note 9.b).

As of the date of issuance of these financial statements, the subsidiary has been complying with its obligations as stipulated in the trust agreement related to the corporate notes issued after the restructuring of the financial debt.

7. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

In the normal course of business, the Company and its subsidiary carry out transactions with related parties. As of September 28, 2007, December 31, 2006 and 2005, outstanding balances with related parties are as follow:

	09/28/2007	12/31/2006	12/31/2005

Other receivables (Note 4.b)
SACME S.A.	448	448	156
EDF International (*)	---	4,338	448
EDF Global Solución	---	---	5
New Equity Ventures LLC	---	964	---
Employee Stock Ownership Program (Note 8.b)	---	3,077	2,389

Total	448	8,827	2,998

Trade accounts payable
Errecondo, Salaverri, Dellatorre, Gonzalez & Burgio	---	(16)	---
SACME S.A. (Note 4.c)	(627)	(676)	(621)

Total	(627)	(692)	(621)

Other liabilities
EDF International (Note 4.g)	---	---	(2,021)
EDF Global Solución	---		(389)
Errecondo, Salaverri, Dellatorre, Gonzalez & Burgio	(473)	(208)	---

Total	(473)	(208)	(2,410)

Loans
EDF International (Note 4.d and Note 23)	---	---	(284,868)

Total	---	---	(284,868)

(*) Includes services to be received by the subsidiary

     Transactions carried out with related parties for the eight-month and twenty eight days periods ended September 28, 2007 and 2006 (unaudited) and for the years ended December 31, 2006 and 2005 are as follow:

	2007	2006	2006	2005
	(eight-month and twenty eight days period)
		Unaudited

Income from services
EDF Global Solución	---	---	---	80

Total	---	---	---	80

Expenses from services
SACME S.A.	(2,511)	(1,641)	(2,334)	(1,954)
EDF Global Solución			(659)	(4,161)
Errecondo, Salaverri, Delatorre, Gonzalez & Burgio			(1,763)	(300)
EDF International	(3,727)	(5,269)	(7,128)	(26,912)

Total	(6,238)	(6,910)	(11,884)	(33,327)

Financial expenses, interest and penalties
EDF International	---	(4,422)	(7,873)	(22,581)
Errecondo, Salaverri, Dellatorre, Gonzalez & Burgio	(3,488)	---	(244)	---

Total	(3,488)	(4,422)	(8,117)	(22,581)

Financial debt restructuring result
EDF International	---	38,114	38,114	---

Other income, net
EDF International	---	---	---	25,852

Adjustment to present value of notes
EDF International (*)	---	12,180	12,180	---

(*) Corresponds to the calculation of the financial debt at present value as of December 4, 2006, date on which it was transferred by EDF International. Operating and Technical Assistance Agreements (As from the international secondary offering, EDF International is no longer a related party).

In compliance with the provisions of both the Bid Package and the Transfer Contract, the subsidiary has entered into an Operating Agreement with EDF International and ENHER, pursuant to which EDF International and ENHER would provide technical advisory services concerning the distribution and sale of electricity and would commit their experience and know-how to the achievement of an efficient and competitive management.

On July 16, 1999, ENHER assigned its rights and obligations arising from the above mentioned Operating Agreement to its controlling company ENDESA S.A.

On May 4, 2001, ENDESA S.A. assigned its rights and obligations under the Operating Agreement to EDF International, thus leaving EDF International as the sole operator.

This Operating Agreement had an initial 10-year term as from September 1, 1992, which was extended until August 31, 2007.

The subsidiary has registered said extension in the National Institute of Copyright (INPI) - Technology Transfer Division under number 9894.

On September 15, 2005, EDF International transferred the shares of EASA and 14% of EDENOR’s shares to Dolphin. In connection with such transfer, the parties agreed to terminate the aforementioned Agreement and reduce the amount owed to EDF International for unpaid fees, which amounted to 25,852.

However, since the subsidiary still wishes to have access to EDF International’s know-how, experience and technical knowledge in the field of electricity distribution and sale, the subsidiary and EDF International have entered into a new Technical Assistance Agreement for a period of 5 years or for such period during which Dolphin continues to be the controlling company of the Company (EASA). Upon the termination of the Technical Assistance Agreement EDENOR will pay EDF International an amount of US$ 10,000,000 as technical assistance fees in five equal annual installments of US$ 2,000,000. The first annual payment was made on January 9, 2006 and the second payment was made on December 14, 2006.

On December 7, 2005, the subsidiary registered the new agreement in the National Institute of Copyright (INPI) - Technology Transfer Division under number 11,197.

Agreement with Comunicaciones y Consumos S.A.

On March 16, 2007, the subsidiary and Comunicaciones y Consumos S.A. (CYCSA) entered into an agreement pursuant to which the subsidiary granted CYCSA the exclusive right to provide telecommunications services to the subsidiary customers through the use of the subsidiary’s network in accordance with the provisions of Decree No. 764/2000 of the Federal Government, which contemplates the integration of voice, data and image transmission services through the existing infrastructure of electricity distribution companies such as the subsidiary’s network. In accordance with the terms of the agreement, CYCSA will be responsible for all maintenance expenses and expenses related to the adapting of the subsidiary’s network for the rendering of such telecommunications services. The term of duration of the agreement will be ten years to commence from the date on which CYCSA is granted the license to render telecommunications services, which the subsidiary estimates will occur during the second half of 2007. The agreement will be automatically renewed upon expiration date for subsequent periods of five years, unless notice to the contrary is given by any of the parties no less than 120 days prior to the expiration of the corresponding period. In accordance with the agreement, CYCSA shall periodically request access to the subsidiary’s network. Such request will be evaluated by the subsidiary and access will be granted based on the available capacity of the network. In consideration of the use of the network, CYCSA will grant the subsidiary 2% of the annual charges collected from customers, before taxes, as well as 10% of the profits obtained from the rendering of the services. Furthermore, CYCSA will indemnify the subsidiary for any obligation arising from the rendering of the services through the subsidiary’s network. The agreement was signed on condition that CYCSA was to obtain the telecommunications license within a period of 180 days from the signing thereof, period which, in accordance with the terms of the agreement, could be extended. In line with that, the subsidiary Board of Directors’ meeting held on November 7, 2007 authorized the extension of the period for obtaining the aforementioned license which, nevertheless, continues to be a condition in order for the agreement to be valid and go into effect.

Agreement with Préstamos y Servicios S.A.

On March 16, 2007, the subsidiary entered into an agreement with Préstamos y Servicios S.A. (PYSSA), a company engaged in the rendering of financial services, pursuant to which the subsidiary granted PYSSA the exclusive right to conduct its direct and marketing services through the use of the subsidiary’s facilities and mailing services. As part of the agreement, the subsidiary agreed to provide physical space in some of the subsidiary’s offices so that PYSSA be able to offer financial and loan services to the subsidiary customers. Furthermore, the subsidiary agreed to include PYSSA marketing material in the mail sent to customers, including the invoices. The term of duration of the agreement is 5 years, which will be automatically renewed for subsequent periods of five years, unless any of the parties gives notice to the other of his intention to terminate the agreement no less than 120 days prior to the expiration of the corresponding period. In accordance with the terms of the agreement, PYSSA will pay the subsidiary 2% of the monthly charges collected from customers, before taxes, as well as 10% of the profits obtained from its services. Furthermore, PYSSA agreed to indemnify the subsidiary for any obligation arising from the rendering of its services. The agreement established that its term was subject to the authorization of the ENRE, which pronounced favorably through Resolution Nº 381/2007.

Agreement between the subsidiary and EDF Global Solución S.A.

On May 4, 2005, EDENOR and EDF Global Solución S.A. (EDFGS), at that time a wholly-owned subsidiary of EDF, entered into a management agreement pursuant to which EDFGS will manage EDENOR’s buildings and facilities, including integral maintenance and cleaning tasks, management of documentation and buildings operations. EDENOR will pay EDFGS a monthly fee of approximately 300 plus VAT for the above-mentioned services. The Agreement is due to expire in a three-year term to commence as from May 1, 2005, but may be extended, at EDENOR’s request for additional periods of three years. On November 1, 2006, EDENOR may terminate the agreement on giving 60 days’ notice, without having to comply with any further obligations or paying damages, provided any of the following events were to occur: (i) the services provided by EDFGS were no longer required by the subsidiary or (ii) after an analysis of market prices for the services provided, the resulting offer were lower than the price agreed-upon with EDFGS, and EDFGS did not make an equivalent offer within 30 days. During the year ended December 31, 2006, the Company has become aware of the transfer of EDF group’s interest in EDF Global Solución S.A.

8. RESTRICTION ON THE TRANSFER OF THE SUBSIDIARY’S COMMON SHARES AND EMPLOYEES STOCK OWNERSHIP PROGRAM (ESOP)

a) Restriction on the transfer of the subsidiary’s common shares

The subsidiary’s by-laws provide that Class “A” shareholders may transfer their shares only with the prior approval of the ENRE. The ENRE must communicate its decision within 90 days upon submission of the request for such approval, otherwise the transfer will be deemed approved.

Furthermore, Caja de Valores S.A. (the Public Register Office), which keeps the Share Register of the aforementioned shares, is entitled (as stated in the subsidiary’s by-laws) to reject such entries which, at its criterion, do not comply with the rules for the transfer of common shares included in (i) the Argentine Business Organizations Law, (ii) the Concession Agreement and (iii) the subsidiary’s by-laws.

In addition, Class “A” shares are pledged during the entire term of the concession as security for the performance of the obligations assumed under the Concession Agreement.

Additionally, in connection with the issuance of Class 2 Corporate Notes, the Company is required to be the beneficial owner and owner of record of not less than 51% of EDENOR’s issued, voting and outstanding shares.

The Adjustment Agreement signed with the Grantor of the Concession and ratified through Decree 1957/06, stipulates in section ten that from the signing of the agreement through the ending of the Contractual Transition Period, the majority shareholders may not modify their ownership interest nor sell their shares.

b) Employee Stock Ownership Program (ESOP)

At the time of the privatization of SEGBA (the subsidiary’s predecessor), the Argentine Government set aside the subsidiary’s Class C shares, representing 10% of the subsidiary’s outstanding capital stock, for the creation of an Employee Stock Ownership Program (ESOP) in compliance with the provisions of Law No. 23,696 and its regulatory decrees. Through this program, certain eligible employees (including former SEGBA employees who had been transferred to the subsidiary) were entitled to receive a specified number of Class C shares, to be calculated on the basis of a formula that took into consideration a number of factors including employee salary, position and seniority. In order to implement the ESOP a general transfer agreement, a voting trust agreement and a trust agreement were signed.

Pursuant to the general transfer agreement, participating employees were allowed to defer payment of the Class C shares over time. As security for the payment of the deferred purchase price, the Class C shares were pledged in favor of the Argentine Government. This pledge was released on April 27, 2007 upon full payment to the Argentine Government of the deferred purchase price of all Class C shares. Additionally, in accordance with the terms of the original trust agreement, the Class C shares were held in trust by Banco Nación, acting as trustee, for the benefit of the ESOP participating employees and the Argentine Government. Furthermore, in accordance with the voting trust agreement, all political rights of participating employees (including the right to vote at ordinary and extraordinary shareholders’ meetings of the subsidiary) were to be jointly exercised until full payment of the deferred purchase price and release of the pledge in favor of the Argentine Government. On April 27, 2007, ESOP participating employees fully paid the deferred purchase price to the Argentine Government, accordingly, the pledge was released and the voting trust agreement was terminated.

In accordance with the regulations applicable to the ESOP, participating employees who retired before full payment of the deferred purchase price to the Argentine Government was made, were required to transfer their shares to the Guarantee and Repurchase Fund (Fondo de Garantía y Recompra) at a price to be calculated in accordance with a formula established in the general transfer agreement. As of the date of payment of the deferred purchase price, the Guarantee and Repurchase Fund had not fully paid the amounts due to former ESOP participating employees for the transfer of their Class C shares.

A number of former employees of both SEGBA and the subsidiary has brought legal actions against the Guarantee and Repurchase Fund, the Argentine Government and, in few cases, against the subsidiary, in each case in relation to the administration of the Employee Stock Ownership Program. The plaintiffs who are former employees of SEGBA were not deemed eligible by the corresponding authorities to participate in the Employee Stock Ownership Program at the time of its creation. This decision is being disputed by the plaintiffs who are therefore seeking compensation. The plaintiffs who are former employees of the subsidiary are claiming payment for unpaid amounts owed to them by the Guarantee and Repurchase Fund either due to non-payment of the transfer of their shares upon retirement in favor of the Guarantee and Repurchase Fund or incorrect calculation of amounts paid to them by the Guarantee and Repurchase Fund. In several of these claims, the plaintiffs have obtained attachment orders or preliminary injunctions against the Guarantee and Repurchase Fund on Class C shares and funds deposited in such Fund. Due to the fact that the resolution of these legal proceedings are still pending, the Federal Government has instructed Banco Nación to create a Contingency Fund so that a portion of the proceeds of the offering of the Employee Stock Ownership Program Class C shares be kept during the course of the legal actions.

In accordance with the agreements, laws and decrees that govern the Employee Stock Ownership Program, Class C shares may only be held by personnel of the subsidiary, therefore before the public offering of the Class C shares that had been separated from the Program, such shares were converted into Class B shares and sold. In conformity with the by-laws, the political rights previously attributable to Class C shares are at present jointly exercised with those attributable to Class B shares and the holders of the remaining Class C shares will vote jointly as a single class with the holders of Class B shares when electing directors and supervisory committee members. As of September 28, 2007, 1,952,604 Class C shares, representing 0.2% of the subsidiary’s capital stock are outstanding.

9. REGULATORY FRAMEWORK OF THE SUBSIDIARY

a) General

The subsidiary’s business is regulated by Law No. 24,065, which created the National Electric Power Regulatory Authority (ENRE). In this connection, the subsidiary is subject to the regulatory framework provided under the aforementioned Law and the regulations issued by the ENRE.

The ENRE is empowered to: a) approve and control tariffs, and b) control the quality of both the service and the technical product, as established in the Concession Agreement. Failure to comply with the provisions of such Agreement and the rules and regulations governing the subsidiary’s business will make the subsidiary liable to penalties that may include the forfeiture of the concession.

As from September 1, 1996, there has been a change in the methods applied to control the quality of both the product and the service provided by the subsidiary. Within this new framework, compensation between areas and circuits of different quality is not allowed, instead, the specific quality provided to individual customers, rather than an average customer value, must be measured. As a result, fines will be credited to users affected by service deficiencies in future bills. Penalties are imposed in connection with the following major issues:

1. Deviation from quality levels of technical product, as measured by voltage levels and network variations;
2. Deviation from quality levels of technical service, as measured by the average interruption frequency per Kilovatios (KVA) and total interruption time per KVA;
3. Deviation from quality levels of commercial service, as measured by the number of claims and complaints made by customers, service connection times, the number of estimated bills and billing mistakes;
4. Failure to comply with information gathering and processing requirements so as to evaluate the quality of both the technical product and the technical service;
5. Failure to comply with public safety regulations.

As of September 28, 2007, December 31, 2006 and 2005, the subsidiary has accrued the penalties for resolutions not yet issued by the ENRE corresponding to the six-month control periods elapsed through those dates. As of December 31, 2006, the subsidiary has applied the adjustment contemplated in the temporary tariff regime (Note 9.b item vii).

As of September 28, 2007 and December 31, 2006, liabilities for penalties amounting to 260,180 and 241,079, respectively, have been disclosed in non-current liabilities.

In addition, as of September 28, 2007, the subsidiary’s management has considered that the ENRE has complied with the obligation to suspend lawsuits aimed at collecting penalties.

Furthermore, the subsidiary has been notified of certain preliminary attachments levied on funds deposited in its bank accounts as a consequence of the executory proceedings brought by the ENRE against the subsidiary for imposed and unpaid penalties in the amount of 59, 67 and 13,298 as of September 28, 2007, December 31, 2006 and 2005, respectively (Note 4.b). Additionally, after September 28, 2007 and until the date of issuance of these financial statements, the subsidiary has not been notified of any other attachments (Note 9.b)

Moreover, on July 12, 2006 the National Energy Secretariat issued Resolution No. 942/2006 which modifies the allocation of any excess funds resulting from the difference between surcharges billed and discounts made to customers, deriving from the implementation of the Program for the Rational Use of Electric Power (PUREE), which provides for the application of both tariff incentives and penalties aimed at encouraging customers to reduce consumption. As from July 1, 2006, such excess funds may be applied against the amounts receivable that the subsidiary maintains in the Trade receivables account as Unbilled –National Fund of Electricity, for “Quarterly Adjustment Coefficient of the National Fund of Electricity” (section 1 of Law No. 25,957) for 3,907 and 23,015 as of September 28, 2007 and December 31, 2006, respectively. On August 10, 2006 the ENRE issued Resolution No. 597/2006 which regulates the aforementioned Resolution No. 942/2006 of the National Energy Secretariat and establishes the compensation mechanism to be used.

b) Concession

The term of the concession is 95 years and may be extended for an additional maximum period of 10 years. The term of the concession is divided into management periods: a first period of 15 years and subsequent periods of 10 years. At the end of each management period, the Class “A” shares representing 51% of EDENOR’s capital stock, currently held by EASA, must be offered for sale through a public bidding. If EASA makes the highest bid, it will continue to own the Class “A” shares, and no further disbursements will be necessary. On the contrary, if EASA is not the highest bidder, then the bidder who makes the highest bid must pay EASA the amount of the bid in accordance with the conditions of the public bidding. The proceeds of the sale of Class “A” shares will be delivered to EASA after deducting any amounts receivable to which the Grantor of the concession may be entitled.

In accordance with the provisions of the Concession Agreement, the subsidiary shall take the necessary measures to guarantee the supply and availability of electricity so as to meet demand in due time and in accordance with stipulated quality levels, for which purpose the subsidiary shall be required to guarantee sources of supply.

For such purpose, the subsidiary has the exclusive right to render electric power distribution and sales services within the concession area to all users who are not authorized to obtain their power supply from the Electric Power Wholesale Market (MEM), thus being obliged to supply all the electric power that may be required. In addition, the subsidiary, shall allow free access to its facilities to any MEM agents whenever required, under the terms of the Concession. No specific fee must be paid by the subsidiary under the Concession Agreement during the term of the Concession.

On January 6, 2002, the Federal Executive Power passed Law No. 25,561 whereby adjustment clauses denominated in US dollars or any other foreign currencies, indexation clauses based on price indexes from other countries, as well as any other indexation mechanisms stipulated in the contracts entered into by the Federal Government, including those related to public utilities, were declared null and void as from such date. The resulting prices and rates were converted into Argentine pesos at a rate of 1 peso per US dollar. Furthermore, Law No. 25,561 authorized the Federal Executive Power to renegotiate public utility contracts taking certain requirements into account.

It is worth mentioning that in accordance with the provisions of Laws Nos. 25,972, 26,077 and 26,204, both the declaration of economic emergency and the period to renegotiate public utility contracts were extended through December 31, 2005, 2006 and 2007, respectively.

As a part of the renegotiation process, the Unit of Renegotiation and Analysis of Public Utility Contracts (UNIREN) proposed the signing of an Adjustment Agreement that would be the basis of a comprehensive renegotiation agreement of the Concession Agreement. The subsidiary satisfied the regulatory agency’s requirements; provided an answer to the proposal and attended the public hearing convened for such purpose, rejecting in principle the proposal on the grounds that it did not properly address the need to redefine the terms of the agreement as contemplated by the law. Nevertheless, the subsidiary ratified its willingness to reach an understanding that would restore the financial and economic equation of the concession agreement. On September 21, 2005, the subsidiary signed the Adjustment Agreement within the framework of the process of renegotiation of the Concession Agreement set forth in Law No. 25,561 and supplementary regulations. Due to the appointment of a new Economy and Production Minister, on February 13, 2006 a new copy of the Adjustment Agreement was signed under the same terms as those stipulated in the agreement signed on September 21, 2005.

The Adjustment Agreement establishes the following:

i) the implementation of a Temporary Tariff Regime (RTT) effective as from November 1, 2005, including a 23% average increase in the distribution margin, which may not result in an increase in the average tariff of more than 15%, and an additional 5% average increase in the value added distribution (VAD), allocated to certain specified capital expenditures;
ii) the requirement that during the term of said temporary tariff regime, dividend payment be subject to the approval of the regulatory authority;
iii) the establishment of a “social tariff” for the needy and the levels of quality of the service to be rendered;
iv) the suspension of the claims and legal actions filed by the subsidiary and its shareholders in national or foreign courts due to the effects caused by the Economic Emergency Law (Note 10 to the Company’s basic financial statements);

v) the carrying out of a Revision of the Tariff Structure (RTI) which will result in a new tariff regime that will go into effect on a gradual basis and remain in effect for the following 5 years. In accordance with the provisions of Law No. 24,065, the National Electric Power Regulatory Authority will be in charge of such review;
vi) the implementation of a minimum investment plan in the electric network for an amount of 178.8 million to be fulfilled by EDENOR during 2006, plus an additional investment of 25.5 million should it be required (item f below);
vii) the adjustment of the penalties imposed by the ENRE that are payable to customers as discounts, which were notified by such regulatory agency prior to January 6, 2002 as well as of those that have been notified, or whose cause or origin has arisen in the period between January 6, 2002 and the date on which the Adjustment Agreement goes into effect;
viii)the waiver of the penalties imposed by the ENRE that are payable to the Argentine State, which have been notified, or their cause or origin has arisen in the period between January 6, 2002 and the date on which the Adjustment Agreement goes into effect;
ix) the payment of the penalties imposed by the ENRE, which are described in paragraph vii above, in fourteen semiannual installments, which represent approximately two-thirds of the penalties imposed by the ENRE before January 6, 2002 as well as of those that have been notified, or whose cause or origin has arisen in the period between January 6, 2002 and the date on which the Adjustment Agreement goes into effect, subject to compliance with certain requirements.

Said agreement was ratified by the Federal Executive Power through Decree No. 1957/06, signed by the President of Argentina on December 28, 2006 and published in the Official Gazette on January 8, 2007. This agreement stipulates the terms and conditions that, upon compliance with the other procedures required by the regulations, will be the fundamental basis of the Comprehensive Renegotiation of the Concession Agreement of electric power distribution and sale within the federal jurisdiction, between the Federal Executive Power and the subsidiary.

Additionally, on February 5, 2007 the Official Gazette published Resolution No. 51/2007 of the ENRE which approves the subsidiary’s new electricity rate schedule applicable for consumption recorded as from February 1, 2007. This document provides for the following:

a) A 23% average increase in distribution costs, service connection costs and service reconnection costs in effect which the subsidiary collects as the holder of the concession of the public service of electric power distribution, except for the residential tariffs;
b) Implementation of an additional 5% average increase in the subsidiary’s distribution costs, to be applied to the execution of the works and infrastructure plan detailed in Appendix II of the Adjustment Agreement. In this regard, the subsidiary has set up the required fund, which as of September 28, 2007 amounts to 10,561. This amount is net of the 12,755 transferred to CAMMESA on October 12, 2007 (note 4.g);
c) Implementation of the Cost Monitoring Mechanism (MMC) contemplated in Appendix I of the Adjustment Agreement, which for the six-month period beginning November 1, 2005 and ending April 30, 2006, shows a percentage of 8.032% . This percentage will be applied to non-residential consumption recorded from May 1, 2006 through January 31, 2007;
d) Invoicing in 55 equal and consecutive monthly installments of the differences arising from the application of the new electricity rate schedule for non-residential consumption recorded from November 1, 2005 through January 31, 2007 (items i) and ii) above) and from May 1, 2006 through January 31, 2007 (item iii) above);
e) Invoicing of the differences corresponding to deviations between foreseen physical transactions and those effectively carried out and of other concepts related to the Wholesale Electric Power Market (MEM), such as the Specific fee payable for the expansion of the network, Transportation and Others, included in Trade Receivables under Receivables from sales of electricity as Unbilled (Note 4.a);
f) Presentation, within a period of 45 calendar days from the issuance of this resolution, of an adjusted annual investment plan, in physical and monetary values, in compliance with the requirements of the Adjustment Agreement.

In the eight month period ended September 28, 2007 the subsidiary has recorded the adjustment of the penalties described in paragraph a) of this note for an amount of 941 and in the year ended December 31, 2006 such adjustment amounts to 46,972.

Revenues from the retroactive tariff increase deriving from the implementation of the new electricity rate schedule applicable to non-residential consumption for the period of November 1 2005 through January 31, 2007, have been fully recognized in the consolidated financial statements for the eight-month and twenty eight days period ended September 28, 2007. Such amount, which totals 218,591, will be invoiced in 55 equal and consecutive monthly installments, as described in item d) of paragraph b) of this note. As of September 28, 2007, the installments corresponding to the months of February through September 2007 for a total of 33,546 have already been billed.

On April 30, 2007, the Official Gazette published Resolution No. 434/2007 of the Energy Secretariat which adjusts the time periods set forth in the Adjustment Agreement signed by the subsidiary and the Grantor of the Concession and ratified by Decree No. 1957 of the Federal Government dated December 28, 2006.

In this regard, the aforementioned Resolution provides that the contractual transition period established in the Adjustment Agreement will be in effect from January 6, 2002 to the date on which the Revision of the Tariff Structure (RTI) contemplated in the aforementioned Adjustment Agreement, goes into effect.

Furthermore, the Resolution establishes that the new electricity rate schedule resulting from the RTI will go into effect on February 1, 2008. It also stipulates that, in the event that the tariff resulting from the RTI is higher than the tariff established in section four of the Adjustment Agreement, the transfer of the increase to the tariff will be made in accordance with the provisions of section 13.2 of the Adjustment Agreement, which establish that the first adjustment will take effect as from February 1, 2008 and the second will take effect six months later, maintaining the percentages agreed-upon in the Adjustment Agreement.

The aforementioned resolution requires the subsidiary to present an investment plan before May 1, 2007 (which has already been complied with), and the extension of the obligations and commitments set forth in section 22 of the Adjustment Agreement until the date on which the electricity rate schedule resulting from the RTI goes into effect, allowing the subsidiary and its shareholders to resume the claims suspended as a consequence of the Adjustment Agreement if the new electricity rate schedule does not go into effect in the aforementioned time period.

Furthermore, on July 7, 2007 the Official Gazette published Resolution No. 467/07 of the ENRE pursuant to which the first management period is extended for 5 years to commence as from the date on which the Revision of the Tariff Structure (RTI) goes into effect. Its original maturity would have taken place on August 31, 2007.

On September 19, 2007, the Energy Secretariat by Note No. 1006/07 requested to the subsidiary to comply with the provisions of Resolutions Nos. 1875 and 223/07 of the aforementioned Secretariat, dated December 5, 2005 and January 26, 2007, respectively.

In accordance with the aforementioned resolutions, the subsidiary must transfer to CAMMESA, 61.96% of the total amount of the special fund set up in compliance with Clause 4.7 of the Adjustment Agreement, plus any interest accrued on the financial investments made by the subsidiary with such funds. Such funds will be used for the execution of the capital expenditures to connect Central Costanera and Central Puerto generation of electricity plants. As of September 28, 2007, the subsidiary recorded 12,506 in Property, plant and equipment (Note 29 - Exhibit I) under the Construction in process account, 249 in financial income (expense) under interest, and 12,755 in Other liabilities under Capital Expenditure fund – CAMMESA account (Note 4.g.). On October 12, 2007, the subsidiary paid said other liability to CAMMESA with the corresponding value added tax.

c) Concession of the use of real property

Pursuant to the Bid Package, SEGBA granted the subsidiary the free use of real property for periods of 3, 5 and 95 years, with or without a purchase option, based on the characteristics of each asset, and the subsidiary would be responsible for the payment of any taxes, charges and contributions levied on such property and for the taking out of insurance against fire, property damage and third-party liability, to SEGBA’s satisfaction.

The subsidiary may make all kind of improvements to the properties, including new constructions, upon SEGBA’s prior authorization, which will become the grantor’s property when the concession period is over, and the subsidiary will not be entitled to any compensation whatsoever. SEGBA may terminate the gratuitous bailment contract after demanding the performance by the subsidiary of any pending obligation, in certain specified cases contemplated in the Bid Package. At present, as SEGBA’s residual entity has been liquidated, these presentations and controls are made to the National Agency of Public Properties (ONABE).

As of the date of issuance of these financial statements, the subsidiary had acquired for an amount of 12,765, nine of these properties whose gratuitous bailment contracts had expired. The title deeds of eight of these properties have been executed at a price of 12,375. As for the remaining property, a down payment of 117 has been made while the outstanding amount of 273 will be payable upon the execution of the title deed on a date to be set by the Ministry of Economy.

d) Proceedings challenging the renegotiation of the concession

In November 2006, two Argentine consumer associations, Asociación Civil por la Igualdad y la Justicia (ACIJ) and Consumidores Libres Cooperativa Limitada de Provisión de Servicios de Acción Comunitaria, brought an action against the subsidiary and the Argentine government before a federal administrative court seeking to block the ratification of the Adjustment Agreement on the grounds that the approval mechanism was unconstitutional. On March 26, 2007, the federal administrative court dismissed these claims and ruled in the subsidiary’s favor on the grounds that the adoption of Executive Decree No. 1957/06, which ratified the Adjustment Agreement, rendered the action moot. ACIJ appealed this decision on April 12, 2007, and the appeal was decided in the subsidiary’s favor. However, on April 14, 2008, ACIJ filed another complaint challenging the procedures utilized by the Argentine Congress in approving the Adjustment Agreement. Specifically, the claim alleges that Article 4 of Law No. 24,790, which authorized the Congress to tacitly approve agreements negotiated between the Argentine government and public service companies, such as Edenor, violated the congressional procedures established in the Argentine Constitution. ACIJ has requested that the Adjustment Agreement be renegotiated and submitted to Congress for its express approval. The subsidiary’s response to this complaint is due on or before 2008. No provision has been accounted for in this connection as the possibility of loss is considered remote.

10. CONSOLIDATED CASH FLOW INFORMATION

a) Cash and cash equivalents:

For the preparation of the Consolidated Statement of Cash Flows, the Company and its subsidiary consider as cash equivalents all highly liquid investments with original maturities of three months or less.

	2007	2006	2006	2005
	(eight-month and twenty eight
	days period)
		Unaudited

Cash and banks	5,305	3,211	821	11,664
Time deposits	158,333	4,769	1,360	278,238
Money market funds	25,875	34,267	30,832	18,242
Notes receivable (Euro Commercial Paper)	3,972	---	---	---

Total cash and cash equivalents in the	193,485	42,247	33,013	308,144
Statement of Cash Flows

b) Interest collected and paid:

	2007	2006	2006	2005
	(eight-month and twenty eight
	days period)
		Unaudited

Interest collected during the period/year	2,325	1,482	2,256	2,038
Interest paid during the period/year(*)	(24,992)	(22,615)	(41,645)	(61,159)

(*) It has been capitalized in Property, plant and equipment 7,416, 7,108 and 9,283 as of September 28, 2007 and 2006 (unaudited) and December 31, 2006, respectively.

11. INSURANCE COVERAGE OF THE SUBSIDIARY

As of September 28, 2007, the subsidiary has taken out the following insurance policies for purposes of safeguarding its assets and commercial operations:

Risk covered	Insured amount

Comprehensive (1)	US$	417,516,597
Mandatory life insurance		$17,334,000
Theft of securities	US$	100,000
Vehicles (theft, third party liability and damages)		$8,095,200
Special equipment	US$	621,627
Land freight	US$	2,000,000
Imports freight		$2,250,000

(1) Includes: fire, partial theft, tornado, hurricane, earthquake, earth tremors, flooding and debris removal from facilities on facilities providing actual service, except for high, medium and low voltage networks.

12. CLAIM OF THE PROVINCE OF BUENOS AIRES BOARD OF ELECTRIC POWER AGAINST THE SUBSIDIARY

On December 1, 2003, the Board of Electric Power of the Province of Buenos Aires (the Board) filed a claim against the subsidiary in the amount of 284,364 that includes surcharges and interest as of the date of the claim, and imposed penalties for an amount of 25,963, due to the subsidiary’s alleged failure to act as collecting agent of certain taxes established by Decrees-law Nos. 7290/67 and 9038/78, from July 1997 through June 2001.

On December 23, 2003, the subsidiary appealed the Board’s decision with the Tax Court of the Province of Buenos Aires, which had the effect of temporarily suspending the subsidiary’s obligation to pay. Such appeals were filed on grounds that the Federal Supreme Court had declared that the regulations established by the aforementioned Decrees-law were unconstitutional, as they were incompatible with the Province of Buenos Aires’ commitment not to levy any taxes on the transfer of electricity.

On March 20, 2007, the Board of Electric Power of the Province of Buenos Aires amended the original complaint to include an additional claim in the amount of 7,720 that includes surcharges and interest as of the date of the claim, for the period of July 2001 through June 2002 –extending the claim to certain Directors of the subsidiary.

On June 27, 2007, the Tax Court of the Province of Buenos Aires pronounced in favor of the appeal duly lodged by the subsidiary.

Therefore, no accrual has been recorded for these claims as the subsidiary believes that there exist solid arguments to support its position.

13. LEGAL ACTION FOR ALLEGED ENVIRONMENTAL POLLUTION OF THE SUBSIDIARY

On May 24, 2005, three employees of EDENOR were indicted on charges of polychlorinated biphenyl (PCB)-related environmental contamination. In connection with this alleged violation, the judge ordered a preliminary attachment on the subsidiary’s assets in the amount of 150 million to cover the potential cost of damage repair, environmental restoration and court costs. On May 30, 2005, the subsidiary filed appeals against both the charges brought against its employees and the attachment order. On December 15, 2005, the Court of Appeals dismissed the charges against all three defendants and, accordingly, revoked the attachment order against the subsidiary’s assets. The decision of the Court of Appeals, which was based on the fact that the existence of pollution could not be proved, also established that the trial judge should order the acquittal of two ENRE public officers who had been indicted on related charges. An appeal against this decision was filed in the Tribunal de Casación (the highest appellate body for this matter), which on April 5, 2006 ruled that the appeal against the decision regarding EDENOR’s employees and the subsidiary was not admissible.

On July 16, 2007, the subsidiary was notified that on July 11, 2007 the Investigating Judge ruled the definitive acquittal of all the subsidiary officials and employees that had been indicted in the case, thus ordering the closing of the case. This decision may be appealed.

The subsidiary’s management estimates there are no legal grounds for any action against the subsidiary or its employees in connection with this matter. Accordingly, no accrual has been recorded by the subsidiary in this regard.

14. RESTRICTION ON THE DISTRIBUTION OF THE COMPANY´S EARNINGS

In accordance with current legal regulations, 5% of the net income for the year must be appropriated to the legal reserve, until such reserve equals 20% of the adjusted capital stock.

Moreover, in accordance with the provisions of Law No. 25,063, dividends to be distributed, whether in cash or in kind, in excess of accumulated taxable income as of the fiscal year-end immediately preceding the date of payment or distribution, shall be subject to a final 35% income tax withholding. For income tax purposes, accumulated taxable income shall be taken as the balance of accumulated accounting income as of December 31, 1997, minus dividends paid plus the taxable income determined as from January 1, 1998.

Additionally, the Company shall not pay dividends unless such dividends are paid with money which the Company may freely dispose of (Note 6.a).

15. RESTRICTIONS ON THE DISTRIBUTION OF THE SUBSIDIARY’S EARNINGS

The Ordinary Shareholder’s Meeting of the subsidiary held on April 16, 2007, did not appropriate any amount to the legal reserve as of December 31, 2006, due to the existence of accumulated losses as of the end of that year.

Since the restructuring of the subsidiary’s financial debt referred to in Note 6, the subsidiary is not allowed to distribute dividends until April 24, 2008 or until such time when the subsidiary’s leverage ratio is lower than 2.5, whichever occurs first. As from such date/time, distribution of dividends will only be allowed under certain circumstances depending on the subsidiary’s indebtedness ratio.

Certain restrictions on the distribution of dividends by the subsidiary and the requirement of approval by the ENRE for any distribution have been disclosed in Note 9.b.

16. PLEDGE IN FAVOR OF THE ARGENTINE GOVERNMENT

The Company has granted a first-priority preferred security interest in favor of the Argentine Government on all the Class “A” shares owned by the Company in its subsidiary EDENOR S.A., for a period equal to the term during which the Concession Agreement will remain in effect.

The Company will retain all the political and economic rights inherent in its ownership of the pledged shares, including its right to receive any dividends that may correspond. Upon any of the events of default contemplated in the Concession Agreement, the political rights carried by the pledged shares will be exercised by the Argentine Federal Government.

Furthermore, the Company assumed the obligation to extend this security by also granting a first-priority preferred security interest in favor of the Argentine Government on any Class “A” shares of EDENOR S.A. that the Company may acquire as a result of new capital contributions, capitalization of profits and/or capital adjustment balances, etc.

17. AUTHORIZATION FOR THE PUBLIC OFFERING AND LISTING OF THE PREFERRED SHARES

As of September 28, 2007, the Company is authorized by the National Securities Commission to make a public offering of its preferred shares, and by the Buenos Aires Stock Exchange for the listing of such shares on the Buenos Aires Securities Market.

Furthermore, the Company has obtained authorization for the listing of its preferred shares on the Luxembourg Stock Exchange.

As of September 28, 2007, the Company’s shares are not traded in any of the aforementioned markets.

18. CORPORATE NOTES PROGRAM OF THE SUBSIDIARY

The Annual General Shareholders’ Meeting held on February 23, 2006, approved the extension of the Global Medium-Term Corporate Notes Issuance Program for a Maximum Amount outstanding at any time of up to US$600,000,000 (or its equivalent in any other currency). Said extension was also approved by the CNV through Resolution No. 15,359 issued by the CNV’s Board of Directors on March 23, 2006.

On June 14, 2007, the subsidiary’s Board of Directors approved the updating of the Trust Agreement for the issuance of corporate notes that had been duly approved by the CNV, as required by section 76 of Chapter VI of the CNV’s Regulations. On June 1, 2007, the subsidiary filed with the CNV a new version of the trust agreement together with accounting and financial information as well as other relevant data on the subsidiary as of March 31, 2007.

On June 28, 2007, the subsidiary’s Board of Directors approved the issuance and public offering, within the framework of the Program and under the terms of Law No. 23,576 as amended, of fixed rate Corporate Notes, which may be issued in one or more series, for a nominal value of up to US$ 250,000,000 with maximum maturity in 2017. (Note 28.a)

For the eight-month and twenty eight days period ended September 28, 2007, expenses incurred by the subsidiary in relation to this process amounted to 5,043 of which an amount of 4,531 remains outstanding (Note 4.g).

19. BREAKDOWN OF TEMPORARY INVESTMENTS, RECEIVABLES AND LIABILITIES BY COLLECTION AND PAYMENT TERMS

As required by the CNV’s regulations, the balances of the accounts below as of September 28, 2007 are as follow:

			Assets		Liabilities

Term			Time Deposits and Money Market Funds	Receivables (1)	Loans	Other liabilities (2)

With no specified due date			25,875	432	---	260,183

With due date

-	Past due
	•	Up to three months	---	57,416	---	---
	•	From three to six months	---	7,390	---	---
	•	From six to nine months	---	6,040	---	---
	•	From nine to twelve months	---	6,316	---	---
	•	Over one year	---	81,406	276	---

		Total past due	---	158,568	276	---
-	To become due

	•	Up to three months	162,305	171,634	12,741	421,890
	•	From three to six months	---	12,621	---	13,982
	•	From six to nine months	---	12,492	15,004	7,272
	•	From nine to twelve months	---	12,080	---	7,271
	•	Over one year	---	393,263	1,250,490	58,441

		Total to become due	162,305	602,090	1,277,335	508,856

		Total with due date	162,305	760,658	1,278,511	508,856

		Total	188,180	761,090	1,278,511	769,039

(1) Excludes allowances.
(2) Comprises total liabilities, except for accrued litigation and loans.

As mentioned in Note 6.a the Company’s loans accrue interest at a floating rate of 7.9% on average, and subsidiary’s Corporate Notes accrue interest at floating and fixed rates, which amount to approximately 9.51% on average; only 3.84% of the debt accrues interest at a floating rate whereas the remaining debt accrues interest at a fixed rate (Note 6.b).

20. EFFECTS OF THE DEVALUATION OF THE ARGENTINE PESO AND OF OTHER CHANGES TO THE ECONOMIC RULES

Since early December 2001, the Argentine Government Authorities implemented a number of monetary and exchange control measures that mainly included restrictions on (i) the free availability of funds deposited with banks and (ii) the making of transfers of funds abroad, other than those related to foreign trade, which required Argentine Central Bank’s prior approval.

On January 6, 2002, the Argentine Congress passed the Economic Emergency and Foreign Currency Exchange System Reform Law No. 25,561 which involved a significant change of the economic model then in force, and the amendment of the Convertibility Law under which the peso had been pegged at par with the dollar since March 1991. The new Law further empowered the Federal Executive Power to implement additional monetary, financial and foreign currency exchange measures to overcome the economic crisis in the medium term.

As a consequence of the changes implemented, from January 2002 through June 2006 there was an increase in the domestic wholesale price index of 178.6%, in accordance with the information released by the Argentine Institute of Statistics and Census.

As established by the aforementioned Economic Emergency and Foreign Currency Exchange System Reform Law, the exchange loss resulting from applying the new rate of exchange to the net position of foreign currency denominated assets and liabilities as of January 6, 2002, has been deducted from income tax at a rate of 20% per annum over the five fiscal years ending after the date on which the Law went into effect (fiscal year 2002 through 2006).

Moreover, through different resolutions issued by the BCRA, the restrictions imposed on the remittance of funds abroad were lifted. However, the obligation to comply with the information reporting requirement established by the BCRA’s Resolution A 3602 and supplementary regulations is still in effect.

Furthermore, different regulations were issued that established:

a) The conversion into pesos of public works contracts and privatized utility rates with adjustment clauses in US dollars at the rate of ARS 1 per US dollar. The impossibility of applying the tariff adjustment mechanisms stipulated in the concession agreement.

b) The renegotiation of the concession agreement, whose process was declared open by Law No. 25,561 and regulated by Decrees Nos. 370/02 and 311/03 of the Federal Executive Power. The period for the completion of the aforementioned process has been extended by Law No. 25,972 until December 31, 2005, by Law No. 26,077 until December 31, 2006 and subsequently until December 31, 2007 by Law No. 26,204.

These financial statements include the effects deriving from the new economic and foreign currency exchange policies known as of their date of issuance. All estimates made by the Company Management have contemplated such policies. The effects of any additional measures to be implemented by the Government and the regulations to be issued on measures previously adopted will be recognized in the financial statements at the time the Company’s management becomes aware of them.

21. LOAN FROM THE INTERNATIONAL FINANCE CORPORATION TO THE SUBSIDIARY

In order for the subsidiary to obtain the necessary funds to accomplish its investment program aimed at rehabilitating and improving the electric power distribution network and reducing power losses, on May 3, 1994, the subsidiary entered into a loan agreement with the International Finance Corporation (IFC) for US$ 173,000,000 in three tranches, as follows:

a) Tranche “A” for US$ 30,000,000 accruing interest at LIBOR (fixed rate of 6.125% as from September 15, 1995) + 3% per annum until September 15, 1998 and + 1.625% per annum as from that date, payable in 16 semiannual installments starting September 15, 1995; early repayment permitted.
b) Tranche “B” for US$ 128,000,000 syndicated with a group of banks, accruing interest at LIBOR (fixed rate of 5.985% as from September 15, 1995) + 2.875% per annum until September 15, 1998 and + 1.5% as from that date, payable in 12 semiannual installments starting September 15, 1995; early repayment permitted.
c) Tranche “C” for US$ 15,000,000 accruing interest at LIBOR + 3% per annum + premium in accordance with the subsidiary’s profits, maturing on March 15, 2005.

On September 15, 1998 through the issuance of simple corporate notes Series 2B (Note 22), the subsidiary made a partial early repayment of Tranche “B” for an amount of US$ 32,083,333. As of September 15, 2001, the debt corresponding to said tranche had been fully repaid.

Furthermore, together with the above-mentioned early repayment, some of the conditions stipulated in the original agreement have been modified. The new loan agreement stipulates, among others, the following covenants for the remaining life of the loan:

- No long-term debt shall be incurred if:
       a) the total liabilities to shareholders’ equity ratio is higher than 1.5 and/or
       b) the interest hedge ratio (EBITDA / interest) is lower than 3 until the final maturity of Tranche “A”.

- No dividends shall be distributed in the event of non compliance with any principal and/or interest payments under the loan agreement signed with IFC.

Therefore, the restriction on the incurrence of long-term debt if long-term debt to shareholders’ equity ratio exceeded 0.54 and the projected debt service coverage ratio were lower than 1.4, has been eliminated. Additionally, restrictions imposed on the distribution of dividends if the subsidiary did not meet the requirement to maintain a projected debt service coverage ratio higher than 1.2 and a liquidity ratio higher than 1 after the payment of dividends, have also been eliminated.

Furthermore, the following loan guarantees have been eliminated: the irrevocable assignment of the subsidiary’s trade receivables from its main private customers up to a minimum amount of US$ 6,000,000, and the irrevocable assignment by the subsidiary and/or EASA to the IFC of the contractual claims or any other claim or right against the Argentine State or any agencies thereof, to be indemnified in the event of termination of the concession, or the nationalization, condemnation or expropriation of the subsidiary’s property or effective control thereon.

On September 30, 1997 the IFC announced the fulfillment of the Project based on the facts that the moving average of total electric power losses for a period of 12 consecutive months had been lower than 16% and that the financial ratios set forth in the Agreement had been met during such year. Therefore, the IFC released the operators from the obligation to secure financial support to the subsidiary through subordinated loans and eliminated the restriction imposed on the acquisition of property, plant and equipment or other non-current assets for a total maximum amount of US$ 120,000,000, thus enabling the subsidiary to modify its investment plan without any limitation whatsoever.

The outstanding balance of tranches “A” and “C” of the above-mentioned loan is as follows:

	As of September 28, 2007	As of December 31, 2006	As of December 31, 2005

Principal Tranche “A”	0	0	11,370
Principal Tranche “C”	0	0	45,480

Total principal	0	0	56,850
Interest and penalties	0	0	5,518

Total	0	0	62,368

Balances as of December 31, 2005, which are disclosed in Note 4.d, were included in the debt restructuring referred to in Note 6.b.

22. SUBSIDIARY`S GLOBAL CORPORATE NOTES PROGRAM

The Extraordinary Shareholders’ Meeting held on August 5, 1994, approved the creation of a global program for the issuance of US$ 300,000,000 corporate notes non-convertible into shares (the Program). On September 23, 1996, the Ordinary Shareholders’ Meeting ratified by consent resolution the creation of the Program, to be issued in different and successive classes and/or series, whether cumulative or not, with a term of five years to commence as from the date of authorization by the National Securities Commission (CNV) or the maximum term which may in the future be generally authorized by regulations in effect, and with an amortization period, for each class and/or series and/or any newly issued notes, as may be authorized under the Program, which may not be less than thirty days or more than the period to be duly determined by the Board of Directors, for up to a maximum amount outstanding at any time during the term of the Program of up to US$ 300,000,000, or its equivalent in any other currency.

On November 5, 1996 the CNV authorized the issuance of the Global Program for US$ 300,000,000; as Class 1 was issued on December 4, 1996, for US$ 120,000,000 with a floating rate.

On September 15, 1997 the Extraordinary Shareholders’ Meeting unanimously approved the increase of the maximum amount of the current Program to US$ 600,000,000 or its equivalent in any other currency, outstanding at any time during the life of the Program and ratified the rest of the terms and conditions of the Program. On February 27, 1998, through Certificate N° 193, the CNV authorized the public offering of the aforementioned increase in the amount of the Program.

On June 7, 2001, the Extraordinary Shareholders’ Meeting approved a five-year extension of the Program. Said extension was authorized by the CNV on September 4, 2001 upon the subsidiary’s filing with the corresponding regulatory agencies of the necessary documentation.

Finally, on February 23, 2006 the Extraordinary Shareholders’ Meeting approved a new extension of the Program for an additional five-year term with final maturity on March 23, 2011. Said extension was approved by Resolution N° 15,359 of the Board of Directors of the CNV. Furthermore, the maturity term of Corporate Notes to be issued in the future was changed from 7 days to 20 years from the date of issue.

Issues under the Global Corporate Notes Program

Class 1 Corporate Notes

On December 4, 1996 the subsidiary issued Class 1 Corporate Notes at a floating interest rate for an amount of US$ 120,000,000 with a five-year term and an issuance price of 99.69% of the principal amount. The notes accrued interest as from the date of issuance at an annual rate of 9.75% payable on June 4 and December 4 each year with the first interest payment maturing on June 4, 1997. The notes were to be amortized in one single payment at maturity date, which was December 4, 2001. The corporate notes had been authorized to trade on the Buenos Aires Stock Exchange, the Mercado Abierto Electrónico (OTC market of Buenos Aires) and the Luxembourg Stock Exchange. They were represented by one restricted, registered, global corporate note, whose shares would be traded through the clearing systems with Caja de Valores S.A.

The subsidiary repaid Class 1 corporate notes on maturity.

Class 2 Corporate Notes

On June 16, 1998 the subsidiary’s Board of Directors approved the issuance of Class 2 Corporate Notes at a floating interest rate for an amount of US$ 250,000,000. On June 29, 1998, the CNV authorized the updating of the prospectus for such issuance.

Class 2 Corporate Notes are comprised of the following: the 2A Series for an amount of US$ 125,000,000 issued on August 17, 1998, and the 2B Series for an amount of US$ 125,000,000 issued on September 15, 1998, with a five-year term, early repayment permitted on any interest payment date. The notes accrue interest at 180-day LIBOR plus the following spread: 1.125% for the first year, 1.250% for the second year, 1.625% for the third year and 1.875% for the fourth and fifth years.

Interest was payable on June 15 and December 15 of each year beginning December 15, 1998, and ending June 15, 2003. After a one-year grace period had elapsed, the corporate notes were to be repaid as follows: US$ 25,000,000 on June 15, 1999, US$ 25,000,000 on December 15, 1999, US$ 18,750,000 on June 15, 2000, US$ 18,750,000 on December 15, 2000, US$ 37,500,000 on June 15, 2002, US$ 37,500,000 on December 15, 2002 and US$ 87,500,000 on June 15, 2003.

The proceeds of this operation were used for the following:

(i) early repayment of the loan granted by the Inter-American Development Bank,
(ii) early partial repayment of the loan granted by the International Finance Corporation (Note 21),
(iii) early repayment of other subsidiary’s liabilities,
(iv) financing of investments and,
(v) working capital, in conformity with the provisions of Corporate Notes Law.

Both series of Class 2 Corporate Notes had been authorized to trade on the Buenos Aires Stock Exchange, the Luxembourg Stock Exchange and the Mercado Abierto Electrónico.

On June 14, 2002, the subsidiary and the holders of Class 2 Corporate Notes issued under the Program agreed to postpone the repayment of principal from June 15, 2002 to September 15, 2002, making interest payments on each date as stipulated in the original conditions of issuance.

Also, both the trustee and the holders of the above-mentioned corporate notes, as well as the trustee and the holders of the private corporate note with OPIC guarantee, exempted the subsidiary from complying with certain financial ratios, stipulated in the respective debt issuance documents, from July 15, 2002 to September 15, 2002.

The outstanding balance of Class 2 Corporate Notes is as follows:

	As of September 28, 2007	As of December 31, 2006	As of December 31, 2005

Principal – Class 2	0	0	492,700
Interest and penalties	0	0	43,554

Total	0	0	536,254

Balances as of December 31, 2005, which are disclosed in Note 4.d, were included in the debt restructuring referred to in Note 6.b.

Class 3 Corporate Notes

On April 25, 2002, the subsidiary issued Class 3 Corporate Notes for an amount of US$ 82,000,000, at a floating interest rate, with final maturity in 2005. The proceeds of the issue were used to repay the loan agreement.

The corporate notes were issued at 100% of their nominal value. Principal was to be repaid in four equal semiannual installments of US$ 20,500,000, maturing on October 25, 2003, April 25 and October 25, 2004, and April 25, 2005. The notes accrued interest at LIBOR plus 6% for the first year, 4.5% for the second year and 3% for the third year, payable semiannually.

During the term of the corporate notes, the subsidiary had to comply with certain financial restrictions to wit:
- maintain the total liabilities to total liabilities plus shareholders’ equity ratio below 0.60;
- maintain the interest hedge ratio (EBITDA / interest) above 3.

At the date of issuance of these notes, investors had the option to assign and transfer to a trust all their rights under the notes in exchange for pass-through certificates issued by said trust. These certificates were unconditionally guaranteed by EDF International and were thus fully protected from any commercial and political risk. After the second anniversary of the corporate notes, holders of pass-through certificates would have a one-time opportunity to exchange them for non-guaranteed securities.

On October 25, 2002, EDENOR suspended the first interest payment on the Class 3 Corporate Notes issued under the program. Such payment was made by EDF International S.A. in its capacity as guarantor of the transaction and the holders received the funds in due time and manner (Note 23). The second, third, fourth, fifth and sixth interest payments which matured on April 25 and October 25, 2003, April 26 and October 25, 2004, and April 25, 2005, respectively, were made by the subsidiary.

The payment of the first, second, third and fourth and last principal installments, which were due on October 25, 2003, April 26 and October 25, 2004, and April 25, 2005, respectively, were paid by EDFI (Note 23).

23. LOAN FROM EDF INTERNATIONAL S.A.

EDENOR has an outstanding financial debt with Electricité de France International S.A. (EDFI), which has been incurred from 2002 to 2005 in six tranches, and that has arisen from the effective payment of principal and/or interest installments on Class 3 Corporate Notes for a total amount of US$ 87.8 million at a floating interest rate and with final maturity in 2005 (Note 22), made by EDFI pursuant to the “Guarantee Agreement” dated April 25, 2002 and substitution rights in respect of the issue of Class 3 Corporate Notes.

The total amount of principal borrowed is as follows:

Tranche	Amount (US$)	Rate	Commencement	Maturity date
I	3,412,822.92	Fixed	10/25/02	04/29/05
II	2,363,000.00	Fixed	09/06/03	04/29/05
III	20,500,000.00	Fixed	10/27/03	04/29/05
IV	20,500,000.00	Fixed	04/26/04	04/29/05
V	20,500,000.00	Fixed	10/22/04	04/29/05
VI	20,500,000.00	Fixed	04/22/05	04/29/05

Interest accrued for each tranche through April 29, 2005, which amounted to US$ 4,605,170.83, was paid on May 11, 2005 as from such date a floating LIBOR plus 2% rate was established for each tranche.

Balances as of December 31, 2005, which are disclosed in Notes 4.d and 7, were included in the debt restructuring referred to in Note 6.b.

The outstanding balance of the loans granted by EDFI, is as follows:

	As of September 28, 2007	As of December 31, 2006	As of December 31, 2005

Principal	0	0	266,136
Interest and penalties	0	0	18,732

Total	0	0	284,868

On December 4, 2006, EDFI sold the debt instruments referred to in Note 6.b. Consequently, as of December 31, 2006 there is no outstanding balance of loans granted by the related subsidiary EDFI.

24. SUBSIDIARY’S PRIVATE CORPORATE NOTE WITH OPIC GUARANTEE

On June 16, 2000, the subsidiary raised US$ 140,000,000 through the private placement of a corporate note which was part of the assets of a financial trust. The five-year term corporate note with a three-year grace period matured on May 31, 2005. The main terms and conditions of the transaction were the following:

  Interest rate: LIBOR + 2% per annum, payable semiannually, with first payment maturing on December 15, 2000, second to sixth payments on June 15 and December 15 of each year, seventh payment on November 30, 2003, eighth payment on May 31, 2004, ninth payment on November 30, 2004 and tenth payment on May 31, 2005.
  OPIC (Overseas Private Investment Corporation) insurance coverage: the corporate notes issued under the financial trust had an OPIC insurance that covered repayment of principal against the risk of local currency inconvertibility and foreign currency non-transferability. OPIC premium was 0.5% per annum on outstanding principal, and did not cover the risk of local currency devaluation. In January 2004, the subsidiary suspended said insurance coverage because it deemed that the circumstances based on which the insurance had been taken out were no longer present.
  Repayment schedule: four equal installments of US$ 35,000,000 maturing on November 30, 2003, May 31, 2004, November 30, 2004, and May 31, 2005.
  Early repayment: permitted, whether in part or in full.
  Restrictions: the following financial covenants were to be maintained:
  -capitalization ratio: “Total Financial Debt / (Total Financial Debt + shareholders’ equity)” lower than or equal to 0.6;
  -interest hedge: “Ebitda / interest” higher than or equal to 3.

The agreement under which the corporate notes were issued included neither restrictions on the payment of dividends nor any guarantees. Moreover, they were not part of the Global Corporate Notes Program detailed in Note 22.

Furthermore, the trustee and the holders of the Private Corporate Notes with OPIC guarantee exempted EDENOR from complying with certain financial ratios stipulated under the respective debt issuance agreements, from June 15, 2002 through September 15, 2002.

Repurchase of debt in cash

On November 10, 2004 the subsidiary announced the launching of an offer to purchase in cash all of its financial debt (Corporate Notes, Bilateral Loans, Post-financing of Imports), with the exception of the debt between EDENOR and EDFI.

The offer was maintained for 20 days, its closing date being December 10, 2004. The purchase price for each US$ 1,000 of principal of debt instruments would be determined according to a modified Dutch auction sale procedure, with prices ranging from US$ 700 to US$ 750.

The final accumulated principal amount of the Debt Instruments offered was US$ 12,000,000 entirely held by holders of Private Corporate Notes with OPIC Guarantee, thus reducing the original amount to US$ 128,000,000. The purchase price for the above-mentioned offer of Debt Instruments was US$ 740 for each US$ 1,000 of principal. The gain obtained as a result of such transaction amounted to 9,285.

The outstanding balance of Private Corporate Notes with OPIC Guarantee is as follows:

	As of September 28, 2007	As of December 31, 2006	As of December 31, 2005

Principal	0	0	388,096
Interest and penalties	0	0	23,813

Total	0	0	411,909

Balances as of December 31, 2005, which are disclosed in Note 4.d, were included in the debt restructuring referred to in Note 6.b.

25. SUBSIDIARY’S POST-FINANCING OF IMPORTS

On September 4, 2001, October 12 and 30, 2002, March 18, 2002 and January 9, 2003 the subsidiary entered into five loan agreements for a total amount of US$ 23,997,780.75 consisting of post-financing of import transactions with Bank Boston/BIGSA, Anglo Irish Bank PLC, Banco Río, ABN-Amro Bank and Landebank Waden Wurttemberg. The proceeds of the loans were used to finance the subsidiary’s annual investment plan. These loans were taken and subsequently renewed by the subsidiary at a time when EDENOR had virtually no access to credit. The subsidiary has become aware of the assignment of these loans to different creditors with the original terms of issue having been maintained. The principal characteristics of each loan were as follow:

	BankBoston/ BIGSA	Anglo Irish Bank PLC	Banco Río	ABN-Amro Bank	Landesbank Waden Wurttemberg
Amount (US$)	997,780.75	3,000,000	5,000,000	5,000,000	10,000,000
Maturity	March 14, 2003	June 14, 2004	September 15, 2002	April 7, 2003	June 14, 2004
Interest rate	90-day Libor	180-day Libor	180-day Libor	90-day Libor	90-day Libor
Spread over rate	+ 6.00%	+ 0.55%	+ 6.50%	+ 1.00%	+ 0.90%
Payment of interest	Quarterly	Semiannually	Semiannually	Quarterly	Quarterly
Repayment	At maturity	At maturity	At maturity	At maturity	At maturity
Financial restrictions	None	None	None	None	None

The outstanding balance of these loans is as follows:

	As of September 28, 2007	As of December 31, 2006	As of December 31, 2005

Principal	0	0	72,761
Interest and penalties	0	0	5,967

Total	0	0	78,728

Balances as of December 31, 2005, which are disclosed in Note 4.d, were included in the debt restructuring referred to in Note 6.b

26. OTHER LOANS OF THE SUBSIDIARY

On October 12 and 30, 2000, the subsidiary entered into three loan agreements for a total amount of US$ 60,000,000 consisting of bilateral transactions with Bank Boston, Bank of Tokyo and Banco Santander Central Hispano The proceeds of the loans were used to repay short-term loans.

Subsequently, on October 19, 2001, the subsidiary entered into a new loan agreement for a total amount of US$ 15,000,000 consisting of a bilateral transaction with Lloyd’s Bank TSB PLC. The proceeds of the loan were used to repay Class 1 Corporate Notes issued under the program (Note 22).

The main characteristics of each loan were as follow:

	Bank Boston	Bank of Tokyo	Banco Santander	Lloyd’s Bank

Amount (US$)	10,000,000	20,000,000	30,000,000	15,000,000
Maturity	October 11, 2002	April 16, 2004	November 1, 2004	March 14, 2003
Interest rate	90-day Libor	180-day Libor	180-day Libor	90-day Libor
Spread over rate	1st and 2nd Quarter + 1.375% 3rd and 4th Quarter + 1.50% 5th and 6th Quarter + 1.625% 7th and 8th Quarter + 1.75%	+ 2.25%	+ 1.70%	+ 5.50%
Payment of interest	Quarterly	Semiannually	Semiannually	Quarterly
Repayment	At maturity	At maturity	In two equal installments payable on November 1, 2002, and November 1, 2004	At maturity
Financial restrictions	EBITDA/Interest >= 3 Total liabilities/ (Total liabilities + Shareholders’ equity)<=0.6 (Note 31)	None	EBITDA/Interest>=3 Financial Debt/ (Financial Debt + Shareholders’ equity)<=0.6	None
Early repayment (US$)	In full	In full or in part for a minimum amount of 1,000,000	In full or in part for a minimum amount of 500,000 and after the first anniversary	In full or in part for a minimum amount of 1,000,000

The outstanding balance of these loans is as follows:

	As of September 28, 2007	As of December 31, 2006	As of December 31, 2005

Principal	0	0	227,400
Interest and penalties	0	0	18,599

Total	0	0	245,999

Balances as of December 31, 2005, which are disclosed in Note 4.d, were included in the debt restructuring referred to in Note 6.b.

27. SHAREHOLDERS’ CONTRIBUTIONS

a) General

As of September 28, 2007 and December 31, 2006, the Company’s subscribed and paid-in capital stock amounts to 227,939 and 216,966, respectively. As of the date of issuance of these financial statements, the registration with the Public Registry of Commerce of the capital increase of 10,973 resolved by consent resolution of the Extraordinary Shareholders’ Meeting held on April 25, 2007, is still pending.

b) Common stock

As of September 28, 2007 and December 31, 2006 the Company’s common stock is comprised of a single class of 166,965,889 common shares. On September 15, 2005, EDF International S.A., the owner of 100% of the common stock of the Company, transferred its whole interest to the following companies: i) 90% to Dolphin Energía S.A., and ii) 10% to IEASA S.A.

The by-laws provided that the holders of Class “A”, “B” and “C” common shares were not allowed to transfer such shares during a period of five years to commence as from September 1, 1992, the date of EDENOR S.A. take over. After such period, which expired on August 31, 1997, they may transfer their shares upon prior notice to the National Electric Power Regulatory Authority (ENRE).

Furthermore, the shareholders that qualified as EDENOR S.A. operators were required to maintain, as a whole, a minimum equity interest equivalent to twenty five per cent of the Company’s total capital stock during the same period.

On April 27, 1995, the Extraordinary Shareholders’ Meeting resolved to amend the by-laws, basically to allow the holders of Class “A”, “B” and “C” common shares to transfer, sell, encumber and/or assign such shares, provided those transactions are conducted between controlling and subsidiary companies.

On April 30, 1999, the Extraordinary Shareholders’ Meeting resolved to amend the by-laws to reduce the number of Class “D” shares to one (1), and to increase the number of Class “A”, “B” and “C” common shares in the same proportion, according to the Class “D” shareholding held by these shareholders.

Additionally, in relation to the issuance of the subsidiary company’s Class 2 Corporate Notes (see note 17.a to the consolidated financial statements), EASA is required to be the beneficial owner and owner of record of not less than 51% of any issued, voting and outstanding shares of EDENOR S.A.; and EDF and ENHER or their respective successors, whether directly or through their affiliates, shall be the operators of the subsidiary company.

The Ordinary and Extraordinary Shareholders’ Meeting held on June 4, 2001 approved an amendment to Section No. 4 of the Company’s by-laws pursuant to which the different classes of common shares were suppressed and a single class entitled to the same rights was created. Such amendment to the by-laws was registered with the Public Registry of Commerce on October 29, 2001.

On December 23, 2004, the Extraordinary Shareholders’ Meeting No. 57 approved an amendment to Section No. 4 of the Company’s by-laws, pursuant to which the common capital stock was increased by 24,893,405 shares resulting from then existing irrevocable contributions, which contributions had been made by shareholder EDF International S.A.

On April 29, 2005, the Ordinary Shareholders’ Meeting No. 58 approved an amendment to Section No. 4 of the Company’s by-laws, pursuant to which the common capital stock was increased by 6,904,539 shares resulting from then existing irrevocable contributions, which contributions had been made by shareholder EDF International S.A.

Finally, on September 15, 2005, the Ordinary Shareholders’ Meeting No. 61 approved an amendment to Section No. 4 of the Company’s by-laws, pursuant to which the common capital stock was increased by 15,167,945 shares resulting from then existing irrevocable contributions, which contributions had been made by shareholder EDF International S.A.

c) Preferred stock

The Ordinary Shareholders’ Meeting held on December 30, 1993 approved a capital increase of 50,000,000 shares by means of an issue of 25,977,710 Class “A” preferred shares and 24,022,290 Class “B” preferred shares of a nominal value of 1 peso each. The subscription price of such preferred shares was US$ 3.5 per share. The excess of the subscription price over 1 peso per share was allocated to the Additional paid-in capital account.

On September 15, 2005, EDF International S.A., at that time the owner of 100% of the preferred stock (Class “A” and “B” preferred shares), transferred its entire shareholding to Dolphin Energía S.A.

On April 25, 2007, the Extraordinary Shareholders’ Meeting resolved by consent resolution, the following:

1.
Increase capital stock by 10,973, from 216,966 to 227,939, through the issuance of 10,973,350 registered, non-endorsable, non-voting Class “A” preferred shares of nominal value 1, in accordance with the following detail: (i) to Dolphin Energía 10,437,573 (ten million four hundred thirty-seven thousand five hundred seventy-three) shares; and (ii) to IEASA 535,777 (five hundred thirty-five thousand seven hundred seventy-seven) shares.

2.
That the approved capital increase be paid in by Dolphin Energía and IEASA in kind, through the contribution of 38,170,909 (thirty-eight million one hundred seventy thousand nine hundred nine) Class B shares of EDENOR.

3.
Establish an Additional paid-in capital of 8.1137 per share to be issued and consequently allocate the amount of 89,034, corresponding to the difference between the nominal value of the preferred shares to be issued and the value of contributed shares of EDENOR, to the Additional paid-in capital account included in the statement of changes in shareholders’ equity.

4.	Request EDENOR that the Class B shares of Edenor that the Company receives as contribution of NEV, be converted into Class A shares.

The main terms of issue of preferred shares in relation to the payment of dividends, relative preferences with respect to common shares and redemption, as evidenced in the minutes of the Ordinary Shareholders’ Meeting held on December 30, 1993, are set forth below:

Classes of preferred shares

The preferred stock consists of book-entry, registered, non cumulative and non redeemable (except as expressly set forth under “Mandatory Redemption”) shares. Two classes of preferred shares, “A” and “B”, will be issued. Both classes of shares will be entitled to the same rights and be subject to the same obligations as provided under the Terms and Conditions of Issue, with the following exceptions:

i) Class “B” preferred shares will be subscribed by the Company’s common shareholders. If purchased by third parties who are not holders of common shares in the Company (or holders’ affiliates), they will automatically and as a matter of law become Class “A” preferred shares.
ii) When holders of Class “B” preferred shares are required to exercise their voting rights pursuant to the Terms and Conditions of Issue of Class “A” preferred shares, they will vote jointly with such class of common shares held by such holders of Class “B” preferred shares.
iii) When holders of Class “B” preferred shares are legally required to vote separately from common shares, such holders of Class “B” preferred shares will exercise their voting rights separately and independently from the holders of Class “A” preferred shares.

Voting rights

Preferred shares will not be entitled to any voting rights under any circumstances, except in accordance with the provisions of Argentine law, or in the event that the Company fails to discharge certain obligations pursuant to the Terms and Conditions of Issue, including, without limitation, any of the following circumstances:

i) The Company fails to pay any declared dividend on preferred shares when due.
ii) At any time after the acceptance of the preferred shares to be listed on the Buenos Aires Stock Exchange, such shares are temporarily or finally delisted for any reason.
iii) In the event of a merger (except if the Company acquires another company by means of merger) or early dissolution of the Company, spin-off or split-off, transformation or time extension of the Company (except if the Company makes a public offering or has its shares listed), a material change of the corporate purpose, transfer of the Company’s place of business abroad or a full or partial reimbursement of its capital.

The voting rights of preferred shares (1) arising from any failure by the Company to discharge any of its obligations will cease upon the Company’s discharge of such obligation, (2) arising from any failure by the Company to pay any declared and due dividends will cease upon the Company’s payment of such dividends, and (3) arising from the temporary or final delisting of such preferred shares on the Buenos Aires Stock Exchange will cease upon the end of such temporary delisting or upon a new authorization for the preferred shares to be listed on the Buenos Aires Stock Exchange, whichever the case may be.

When preferred shares are entitled to vote, each holder of preferred shares will be entitled to cast one vote per share, and to vote together with common shares as a single class except pursuant to the Terms and Conditions of Issue and in accordance with Argentine law, including with respect to matters related to the election of Directors, in which case the holders of preferred shares will vote in conjunction as a separate class and will be entitled to elect one Director and one Alternate Director; and in the event of an amendment to Section 11 of the By-laws.

Dividends

If the Company pays any dividends or other distribution on its capital stock, such dividends or distribution will be paid pari passu to the holders of preferred shares and common shares of the Company, as if each preferred share represented 3.5 common shares.

Additionally, EASA shall not pay dividends unless such dividends are paid with money which the Company may freely dispose of (Note 6.a).

Mandatory Redemption

Preferred shares may not be redeemed, except in the following events:

i) On or before December 31, 2003, any of ASTRA, EDF, ENDESA, ENHER and SAUR (or, in each case, their respective subsidiaries) no longer owns, or has taken any action that might result in their ceasing to formally and effectively own at least 51% of the common shares and any economic and political rights corresponding thereto, which it owned as at December 30, 1993, (or at least 51%) of such common shares and any additional common shares and other securities of the Company, if any, which may have been issued with respect to such common shares as a result of any division of shares, dividends in shares or otherwise, as it owned as at December 30, 1993.
ii) On or before December 31, 2003, ASTRA, EDF, ENDESA, ENHER and SAUR (and in each case, their respective subsidiaries) no longer own, or have taken any action that might result in their ceasing to formally and effectively own in conjunction a majority of the voting powers of any outstanding voting shares of the Company.
iii) The Company no longer owns or has taken any action that might result in its ceasing to formally and effectively own at least 51% of the votes and economic rights corresponding to outstanding voting shares in EDENOR S.A.
iv) The Argentine Government revokes the concession granted to EDENOR S.A. to operate the public service of electricity distribution and sale, or any changes occur in any manner with respect to the concession which may materially and adversely affect the Company.
v) The occurrence of any events that may allow the Federal Government to sell, assign or otherwise dispose of EDENOR S.A. Class “A” shares that have been pledged in favor of the Republic of Argentina.
vi) Any of ASTRA, EDF, ENDESA, ENHER or SAUR (or in each case, their respective subsidiaries) gives the holders of preferred shares and/or the Company notice of its intention to sell common or other shares in the Company, which sale might give rise in the future to any of the events described in the preceding paragraphs.

In any such events, each holder of preferred shares will be entitled to the redemption of its preferred shares by the Company at their actual market value in pesos, unless such right is waived by the holders of at least 75% of outstanding preferred shares on or before December 31, 2007, or thereafter by the holders of at least 51% of outstanding preferred shares, except in relation to the events set forth in the preceding paragraphs a. and b., in relation to which the required percentage will be 51% on or after December 30, 1999. The actual market value in pesos will be determined by an Appraisal Committee as provided under the Terms and Conditions of Issue.

Covenants

The Company, unless a majority of 75% of the nominal capital stock represented by any outstanding preferred shares (or 51% of the nominal capital stock represented by any outstanding preferred shares on or after December 31, 2007) waive the enforcement of the covenants set forth below at a Special Shareholders’ Meeting of preferred shareholders held in accordance with Section 250 of Law No. 19,550, hereby covenants as follows:

i) It shall not issue any preferred shares to any holder of preferred shares or any affiliate of such holder, other than preferred shares issued upon the exercise of preemptive rights and which have not been subscribed by preferred shareholders;
ii) It shall not modify the designations, preemptive or relative rights of the preferred shares or the Company’s by-laws in any manner that may adversely affect the holders thereof;
iii) It shall not create any new class of preferred or other shares of capital stock that may be entitled to priority or preemptive rights or have any privileges with respect to preferred shares;
iv) It shall not cancel or otherwise affect any declared but unpaid distributions or dividends on preferred shares;
v) It shall not restrict or deny any preemptive subscription right to which preferred shares may presently be entitled;
vi) It shall not increase the rights and privileges of any class of preferred or other shares of capital stock;
vii) It shall not exercise its voting rights in EDENOR S.A. for purposes of converting any debt owing to ASTRA, EDF, ENDESA, ENHER or SAUR or any of their respective subsidiaries into equity by means of an issue of ordinary or preferred shares, unless any shares resulting from such capitalization are issued at their market value;
viii) It shall not modify the corporate purpose of EDENOR S.A.;
ix) It shall not consolidate or merge, nor allow EDENOR S.A. to be consolidated or merged with any other person, nor sell, lease or otherwise transfer, nor allow EDENOR S.A. to sell, lease or otherwise transfer, whether directly or indirectly, the whole or a substantial part of the Company or EDENOR S.A.’s assets to any other person;

x) It shall use its best efforts to pay dividends in an amount equal to its liquid and realized earnings that may be legally distributed, provided that the Company has an adequate cash flow to finance the payment of such dividends;
xi) On one occasion, during the fiscal year began on or after the date occurring 2 years and 9 months after December 30, 1993, but not after the fifth anniversary to commence as from such date, the holders may, by the favorable vote of not less than 60% of an outstanding Class “A” and “B” preferred shares at a special shareholders’ meeting of such classes held in accordance with Section 250 of the Argentine Business Organizations Law, request that the Company, and the Company agrees that it shall, make an offer of all or a part of Class “A” and “B” preferred shares, provided that the expected market price of any preferred shares to be offered will be at least US$ 40,000,000. Such offer will not be made by means of a public offering, unless the Company agrees otherwise.

Preference in the event of liquidation

In the event of early dissolution, liquidation upon expiration of its legal term of duration, or mandatory liquidation of the Company, the holders of preferred shares will be entitled to take part, together with the holders of common shares, in the distribution of any assets of the Company that may be available for distribution to the Company’s shareholders, as if each preferred share represented 3.5 common shares.

Depositary bank

Morgan Guaranty Trust Company of New York has issued American Depositary Receipts (ADR) in New York upon the issue of Class “A” preferred shares, and also a deposit agreement has been entered into among the holders of such certificates, the Company and the Bank. Pursuant to such agreement, Morgan Guaranty Trust Company of New York is the registered holder of such shares, and it may cast its divergent vote, if applicable, as authorized by Resolution No. 179/91 of the National Securities Commission for companies making a public offer of their shares.

The preferred shares are currently in deposit at Caja de Valores S.A.

Governing law and jurisdiction

The preferred shares are subject to and governed by the laws of the Republic of Argentina and the Company’s by-laws. Any actions or claims against the Company or the holders of preferred shares that may be related to the Terms and Conditions of Issue will be submitted to the state courts of the City of New York, United States of America.

d) Irrevocable contributions

As stated in the minutes of meeting No. 141, dated December 23, 2003, the board of directors of the Company resolved, subject to the approval of a Shareholders’ Meeting, to unanimously accept the agreement signed with shareholder EDF International, pursuant to which the debt owed by EASA to such shareholder for 12,891 is converted into an irrevocable contribution that will be converted in the future into common shares.

At meeting No. 144, held on May 10, 2004, the board of directors of the Company resolved, subject to the approval of a Shareholders’ Meeting, to unanimously accept the 5,992 offer made by shareholder EDF International as an irrevocable contribution to be converted in the future into common shares.

At meeting No. 149, held on September 24, 2004, the board of directors of the Company resolved, subject to the approval of a Shareholders’ Meeting, to unanimously accept the 6,012 offer made by shareholder EDF International, as an irrevocable contribution to be converted in the future into common shares.

At meeting No. 152, held on November 16, 2004, the board of directors of the Company resolved to convene an Extraordinary Shareholders’ Meeting to consider the capitalization of the then existing irrevocable contributions, which amounted to 24,893, by means of an issue of 24,893,405 registered, non endorsable common shares entitled to one vote and with a face value of Ps. 1 each.

On December 23, 2004, an Extraordinary Shareholders’ Meeting approved the aforementioned capitalization.

At meeting No. 155, held on March 8, 2005, the board of directors of the Company resolved, subject to the approval of a Shareholders’ Meeting, to unanimously accept the 6,905 offer made by shareholder EDF International, as an irrevocable contribution to be converted in the future into common shares.

On April 29, 2005, an Ordinary Shareholders’ Meeting approved the aforementioned capitalization.

At meeting No. 163, held on August 30, 2005, the board of directors of the Company resolved, subject to the approval of a Shareholders’ Meeting, to unanimously accept the 15,167 offer made by shareholder EDF International, as an irrevocable contribution to be converted in the future into common shares.

On September 15, 2005, an Ordinary Shareholders’ Meeting approved the aforementioned capitalization.

28. SUBSEQUENT EVENTS

a) Corporate Notes Program

On October 9, 2007, the subsidiary issued and carried out the public offering of Class 7 Corporate Notes for US$ 220,000,000, as part of the Global Medium-Term Corporate Notes Issuance Program for a maximum amount outstanding at any time of up to US$ 600,000,000 (or its equivalent in any other currency). The 10-year term Corporate Notes were issued at an issue price of 100% of the principal amount, and accrue interest as from the date of issuance at a fixed rate of 10.5% per annum, payable on April 9 and October 9 of each year, with the first interest payment maturing on April 9, 2008. Principal will be amortized in one single payment at maturity date, which is October 9, 2017. The subsidiary has requested authorization for the trading of the Corporate Notes on the Buenos Aires Stock Exchange, the Mercado Abierto Electrónico S.A. (the OTC market of Argentina), the Luxembourg Stock Exchange, and the Euro MTF Market, which is the alternative market of the Luxembourg Stock Exchange. Furthermore, the subsidiary may request authorization for the listing of the Corporate Notes on the PORTAL Market as well as authorization for their trading and/or negotiation on any other stock exchange and/or self-regulated market of Argentina and/or abroad.

The subsidiary will use most of the net proceeds from the sale of the Corporate Notes for the repurchase, payment or redemption of its outstanding Discount Notes due in 2014.

Main Covenants:

1) Negative covenants

The terms and conditions of the Corporate Notes include a series of negative covenants that limit the subsidiary’s actions with regard to, among others, the following:
- encumbrance or authorization to encumber its property or assets;
- incurrence of indebtedness, in certain specified cases;
- sale of its assets related to its main business;
- carrying out of transactions with shareholders or related parties;
- making of certain payments (including, among others, dividends, purchases of Edenor’s common shares or payments on subordinated debt).

2) Suspension of Covenants:

Certain negative covenants stipulated in the trust agreement will be suspended or adjusted if:

a) The subsidiary’s long-term debt rating is raised to Investment Grade, or
b) The subsidiary’s Level of Indebtedness is equal to or lower than 2.5.

If the subsidiary subsequently losses its Investment Grade rating or its Level of Indebtedness is higher than 2.5, as applicable, the suspended negative covenants will be once again applied.

However, the reinstatement of the covenants will not affect those acts which the subsidiary may have performed during the suspension of such covenants.

3) Registration Rights

In accordance with the Registration Rights Agreement, the subsidiary has agreed to file with the SEC, within a period of 300 days from the original date of issuance of the Corporate Notes, an application requesting authorization for an authorized exchange offer of the Corporate Notes for news notes of the same class registered with the SEC in accordance with the Securities Act, representing the same outstanding debt and subject to similar terms and conditions.

The exchanged corporate notes would have no restrictions concerning their transfer and would be freely transferable after the authorized exchange offer by those corporate notes holders who are not related parties of the subsidiary.

b) Repurchase of Corporate Notes

Since October 1, 2007 and until the date of issuance of these financial statements, the subsidiary, as required in the trust agreement for the issuance of corporate notes, has partially repurchased at market prices and in successive operations “discount notes and fixed rate par notes” for a nominal value of US$ 163.9 million.

c) Regulatory framework

On October 4, 2007 the Official Gazette published Resolution No. 1037/2007 of the Energy Secretariat.

The aforementioned resolution establishes that the amounts paid by the subsidiary for the Quarterly Adjustment Coefficient (CAT) implemented by Section 1 of Law Nº 25,957, as well as the amounts corresponding to the Cost Monitoring Mechanism (MMC) (Note 9 b and c) be deducted from the funds resulting from the difference between surcharges billed and discounts made to customers, deriving from the implementation of the Program for the Rational Use of Electric Power (PUREE), until their transfer to the tariff is granted by the regulatory authority.

The resolution also establishes that the MMC adjustment for the period May 2006 through April 2007, applicable as from May 1, 2007, amounts to 9.63%.

Additionally, on October 25, 2007 the ENRE issued Resolution No. 710/2007 which approves the MMC compensation mechanism established in Resolution No. 1037/2007 of the Energy Secretariat.

d) Framework Agreement- Payment Plan Agreement with the Government of the Province of Bs. As.

On October 24, 2007 the Province of Buenos Aires made a payment of 4,519 on account of the total debt arising from the Framework Agreement with the subsidiary (Note 5).

e) Absorption of accumulated deficit

The Ordinary and Extraordinary Shareholders’ Meeting held on April 14, 2008 resolved to absorb the accumulated deficit existing as of December 31, 2007 for 88,611. Taking into account the order of preference established by the regulations of the National Securities Commission, the Company absorbed the accumulated deficit with the Additional paid-in capital, which as of December 31, 2007 amounted to 106,928 and was sufficient to carry out the aforementioned absorption.

f) Agreement for the provision of technical advisory services with Electricidad Argentina S.A. (controlling company)

At the meeting held on April 22, 2008, the Board of Directors approved the addenda to the agreement for the provision of technical advisory services dated March 14, 2008.

The aforementioned addenda stipulate that the amount to be paid by the Company in consideration of the services provided by Electricidad Argentina S.A. has been increased to US$ 2,500,000 plus VAT, payable retroactively as from January 1, 2008. The rest of the contractual terms have not been modified.

g) Agreement with the Ministerio de Planificación Federal, Inversión Pública y Servicios

On April 4, 2008, the subsidiary entered into an agreement with the Ministerio de Planificación Federal, Inversión Pública y Servicios (the Ministry of Federal Planning, Public Investment and Services) to build a new 500/220 kV transformer station at el Partido de Tigre. This new transformer station will serve to connect our network with the Sistema Argentino de Interconexión (Argentine Interconnection System or SADI).

h) National Program for the Rational and Efficient Use of Electric Power (PRONUREE)

Within the framework of the National Program for the Rational and Efficient Use of Electric Power (PRONUREE), on January 24, 2008, the Energy Secretariat issued Resolution No. 8/2008, whereby electricity distribution companies were invited to participate in the distribution, delivery, substitution and/or replacement of incandescent light bulbs by new compact fluorescent lamps.

The subsidiary adhered to this program and distributed, delivered, substituted and/or replaced the aforementioned light bulbs.

The above-mentioned resolution establishes that purchase and distribution freight costs of compact fluorescent lamps incurred by the subsidiary must be billed to CAMMESA.

On July 18, 2008, the subsidiary received a payment of 7,593 from CAMMESA on account of the costs incurred by the subsidiary in relation to the implementation of the National Program for the Rational and Efficient Use of Electric Power (PRONUREE).

i) Acquisition of Corporate Notes

On July 18, 2008 and July 29, 2008, the subsidiary acquired Corporate Notes of Central Térmica Güemes S.A. for US$ 3,301,144 with maximum maturity on September 11, 2017. The aforementioned corporate notes accrue interest at an annual fixed rate of 10.5%, payable on September 11 and March 11 of each year. Central Térmica Güemes S.A. is a related company.

j) New electric rate schedule

On July 30, 2008, the National Energy Secretariat issued Resolution No. 865/2008 which modifies Resolution No. 434/2007 and establishes that the electricity rate schedule resulting from the Revision of the Subsidiary Tariff Structure (RTI) will go into effect on February 2009.

On July 31, 2008, the National Regulatory Authority for the Distribution of Electricity issued Resolution No. 324/2008 which approves the values of the Subsidiary’s new electricity rate schedule that contemplates the partial application of the adjustments corresponding to the Cost Monitoring Mechanism (MMC) and their transfer to the tariff. The aforementioned electricity rate schedule increases the Subsidiary’s value added distribution by 17.9% and will be applied to consumption recorded as from July 1, 2008.

Therefore, the increase in tariffs for final users will range from 0% to 30%, on average, depending on consumption.

29. OTHER INFORMATION

The followings exhibits present additional financial statement disclosure required under Argentine GAAP:

(EXHIBIT I)
1 of 2

ELECTRICIDAD ARGENTINA S.A.

CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 28, 2007
PROPERTY, PLANT AND EQUIPMENT

(stated in thousands of pesos)

Main account	Original values					Depreciation						Net book value 09/28/2007

	At beginning of year	Additions	Retirements	Transfers	At end of period	At beginning of year	Retirements	For the period	Annual rate	Useful lives	At end of period

FACILITIES IN SERVICE
Substations	849,840	---	---	22,725	872,565	284,103	---	19,400	3-4%	25 -35	303,503	569,062
High voltage networks	343,107	---	---	38,841	381,948	122,853	---	8,269	3-4%	25 -35	131,122	250,826
Medium voltage networks	748,656	---	-59	21,224	769,821	275,357	-34	17,982	3-4%	25 -35	293,305	476,516
Low voltage networks	1,628,179	---	-740	25,636	1,653,075	878,202	-270	45,506	4-5%	20 -25	923,438	729,637
Transformation chambers and
platforms	460,791	---	---	25,792	486,583	175,334	---	11,785	3-4%	25 - 33	187,119	299,464
Meters	546,887	---	---	29,444	576,331	211,057	---	17,804	4-5%	20 -25	228,861	347,470
Property	76,215	---	---	756	76,971	19,955	---	823	2-3%	33 - 45	20,778	56,193
Communications network and
facilities	83,637	---	---	586	84,223	48,273	---	3,147	4-5%	20 - 25	51,420	32,803

Total facilities in service	4,737,312	---	-799	165,004	4,901,517	2,015,134	-304	124,716			2,139,546	2,761,971

FURNITURE, TOOLS AND
EQUIPMENT
Furniture, equipment and software
projects	161,913	6,276	---	---	168,189	151,031	---	5,337	12-13%	7 - 8	156,368	11,821
Tools and other	44,922	77	---	---	44,999	41,213	---	1,000	10-11%	9 - 10	42,213	2,786
Transportation equipment	15,066	664	---	---	15,730	13,376	---	423	20%	5	13,799	1,931

Total furniture, tools and
equipment	221,901	7,017	---	---	228,918	205,620	---	6,760			212,380	16,538

Total assets subject to
depreciation	4,959,213	7,017	-799	165,004	5,130,435	2,220,754	-304	131,476			2,351,926	2,778,509

CONSTRUCTION IN
PROCESS
Transmission	114,270	73,269	---	-61,566	125,973	---	---	---			---	125,973
Distribution and other	72,693	119,483	---	-103,438	88,738	---	---	---			---	88,738

Total construction in process	186,963	192,752	---	-165,004	214,711	---	---	---			---	214,711

Total 09/28/07	5,146,176	199,769	-799	---	5,345,146	2,220,754	-304	131,476			2,351,926	2,993,220

     (EXHIBIT I)
2 of 2

ELECTRICIDAD ARGENTINA S.A.
CONSOLlDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006 AND 2005

PROPERTY, PLANT AND EQUIPMENT
(stated in thousands of pesos)

Main account	Original values					Depreciation						Net book value 2006	Net book value 2005

	At beginning of year	Additions	Retirements	Transfers	At end of year	At beginning of year	Retirements	For the year	Annualrate	Useful lives	At end of year

FACILITIES IN
SERVICE
Substations	836,488	0	0	13,352	849,840	258,469	0	25,634	3-4%	25 -35	284,103	565,737	578,019
High voltage networks	334,438	0	0	8,669	343,107	112,232	0	10,621	3-4%	25 -35	122,853	220,254	222,206
Medium voltage networks	729,954	0	-361	19,063	748,656	251,714	-105	23,748	3-4%	25 -35	275,357	473,299	478,240
Low voltage networks	1,592,898	0	-915	36,196	1,628,179	814,680	-539	64,061	4-5%	20 -25	878,202	749,977	778,218
Transformation chambers
and platforms	430,609	0	-22	30,204	460,791	160,060	-4	15,278	3-4%	25 - 33	175,334	285,457	270,549
Meters	503,662	0	0	43,225	546,887	188,702	0	22,355	4-5%	20 -25	211,057	335,830	314,960
Property	75,026	0	0	1,189	76,215	18,501	0	1,454	2-3%	33 - 45	19,955	56,260	56,525
Communications network
and facilities	83,637	0	0	0	83,637	44,078	0	4,195	4-5%	20 - 25	48,273	35,364	39,559

Total facilities in service	4,586,712	0	-1,298	151,898	4,737,312	1,848,436	-648	167,346			2,015,134	2,722,178	2,738,276

FURNITURE, TOOLS
AND EQUIPMENT

Furniture, equipment and	157,015	4,898	0	0	161,913	141,898	0	9,133	12-13%	7 - 8	151,031	10,882	15,117
software projects
Tools and other	44,391	531	0	0	44,922	39,211	0	2,002	10-11%	9 - 10	41,213	3,709	5,180
Transportation equipment	15,412	386	-732	0	15,066	13,609	-732	499	20%	5	13,376	1,690	1,803

Total furniture, tools and
equipment	216,818	5,815	-732	0	221,901	194,718	-732	11,634			205,620	16,281	22,100

Total assets subject to
depreciation	4,803,530	5,815	-2,030	151,898	4,959,213	2,043,154	-1,380	178,980			2,220,754	2,738,459	2,760,376

CONSTRUCTION IN
PROCESS
Transmission	50,347	85,944	0	-22,021	114,270	0	0	0			0	114,270	50,347
Distribution and other	78,547	124,023	0	-129,877	72,693	0	0	0			0	72,693	78,547

Total construction in
process	128,894	209,967	0	-151,898	186,963	0	0	0			0	186,963	128,894

Total 2006	4,932,424	215,782	-2,030	0	5,146,176	2,043,154	-1380	178,980			2,220,754	2,925,422	-

Total 2005	4,810,822	124,482	-2,880	0	4,932,424	1,866,697	-1,986	178,443			2,043,154	-	2,889,270

(EXHIBIT II)

ELECTRICIDAD ARGENTINA S.A.

CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 28, 2007
DECEMBER 31, 2006 AND 2005

INVESTMENTS IN OTHER COMPANIES

(stated in thousands of pesos)

	09/28/2007

Name and features		Face			Value on	Net book
of security	Class	value	Number	Adjusted cost	equity method	value

NON-CURRENT INVESTMENTS

Related company: SACME S.A.	Common non-endorsable	$1	6,000	15	432	432

	09/28/2007						12/31/2006	12/31/2005

Name and features of security	Information on the Issuer						Net book value	Net book value

	Main activity	Last financial statements issued				% interest in capital stock

Income for the period
		Date	Capital		Equity

NON-CURRENT
INVESTMENTS

Related company:	Electric
SACME S.A.	power services	06/30/07	28	108	864	50%	378	368

(EXHIBIT III)

ELECTRICIDAD ARGENTINA S.A.

CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 28, 2007
DECEMBER 31, 2006 AND 2005

OTHER INVESTMENTS

(stated in thousands of pesos)

	Net book value

Main account	09/28/2007	12/31/2006	12/31/2005

CURRENT INVESTMENTS

Time deposits

- In foreign currency (Note 29 - Exhibit V)	120,360	1,360	218,059
- In local currency	37,973	---	60,179

Money market funds
- In local currency	25,875	30,832	18,242

Notes receivable (Euro Commercial Paper)
- In foreign currency (Note 29 - Exhibit V)	3,972	---	---

TOTAL	188,180	32,192	296,480

(EXHIBIT IV)
1 of 3

ELECTRICIDAD ARGENTINA S.A.

CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 28, 2007
DECEMBER 31, 2006 AND 2005

ALLOWANCES AND ACCRUALS

(stated in thousands of pesos)

09/28/2007

	At beginning	Additions	Retirements	At end of
	of year			period

Deducted from current
assets:

For doubtful accounts
	25,623	15,323	(5,099)	35,847

For other doubtful accounts	2,300	450	---	2,750

For impairment of value of
municipal bonds	5,918	---	(5,918)	---

Deducted from non-current
assets:

For impairment of value of
municipal bonds	---	---	---	---

For impairment of value of	107,877
deferred tax assets
		22,821	---	130,698

Included in current
liabilities:

Accrued litigation	25,914	13,750	(3,049)	36,615

Included in non-current
liabilities:

Accrued litigation	40,606	1,678	---	42,284

(EXHIBIT IV)
2 of 3

ELECTRICIDAD ARGENTINA S.A.

CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 28, 2007
DECEMBER 31, 2006 AND 2005

ALLOWANCES AND ACCRUALS

(stated in thousands of pesos)

	12/31/2006

	At beginning	Additions	Retirements	At end of
	of year			year

Deducted from current
assets:

For doubtful accounts
	20,228	10,895	(5,500)	25,623

For other doubtful accounts	1,605	695	---	2,300

For impairment of value of
municipal bonds	6,008	561	(651)	5.918

Deducted from non-current
assets:

For impairment of value of
municipal bonds	---	---	---	---

For impairment of value of	430,349	---	(322.472)	107,877
deferred tax assets

Included in current
liabilities:

Accrued litigation	18,332	13,400	(5,818)	25,914

Included in non-current
liabilities:

Accrued litigation	38,651	1,955	0	40,606

(EXHIBIT IV)
3 of 3

ELECTRICIDAD ARGENTINA S.A.

CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 28, 2007
DECEMBER 31, 2006 AND 2005

ALLOWANCES AND ACCRUALS

(stated in thousands of pesos)

		12/31/2005

	At beginning	Additions	Retirements	At end of
	of year			year

Deducted from current
assets:

For doubtful accounts
	33,792	18,011	(31,575)	20,228

For other doubtful accounts	1,250	355	---	1,605

For impairment of value of	10,500	---	(10,500)	---
Argentina Bonds 2004

Deducted from non-current
assets:

For impairment of value of
municipal bonds	5,919	89	---	6,008

For impairment of value of
deferred tax assets	399,876	30,473	---	430,349

Included in current
liabilities:

Accrued litigation	12,349	5,983	---	18,332

Included in non-current
liabilities:

Accrued litigation	36,975	1,676	---	38,651

(EXHIBIT V)

ELECTRICIDAD ARGENTINA S.A.

CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 28, 2007
DECEMBER 31, 2006 AND 2005

FOREIGN CURRENCY DENOMINATED ASSETS AND LIABILITIES

			09/28/2007			12/31/2006			12/31/2005

	Foreign currency type and amount (2)		Exchange rate (1)	Booked amount in thousands of pesos	Foreign currency type and amount (2)		Booked amount in thousands of pesos	Foreign currency type and amount (2)		Booked amount in thousands of pesos

CURRENT ASSETS
Cash and cash equivalents	US$	99,598	3.11	310	US$	61,953	187	US$	78,988	236
	ECU	34,670	4.4355	154	ECU	31,288	125	ECU	31,266	111

Investments
Time deposits	US$	38,701,126	3.11	120,360	US$	450,184	1,360	US$	72,880,822	218,059
Notes receivable (Euro			3.11	3,972	US$	---		US$
Commercial Paper)
	US$	1,277,307					---		---	---
Other receivables
Other debtors	US$	247,433	3.11	770	US$	1,435,544	4,338
Prepaid expenses	US$	32,929	3.11	102	US$	33,450	101	US$	37,450	112
Other	US$	610,308	3.11	1,898	US$	249,637	754	US$	304,334	911
				---	ECU	---	---	ECU	1,756	6

Total Current Assets				127,566			6,865			219,435

Total Assets				127,566			6,865			219,435

CURRENT LIABILITIES
Trade accounts payable	US$	7,088,356	3.15	22,328	US$	5,050,196	15,464	US$	3,553,998	10,776
	ECU	201,659	4.4928	906	ECU	199,772	807	ECU	374,597	1,344
Loans
Corporate Notes	US$	9,232,381	3.15	29,082	US$	819,077	2,508	US$	648,688,296	1,966,823

Other liabilities
Fees related to the initial public	US$	259,717	3.15	818	US$	1,229,162	3,764		---	---
offering of capital stock
Fees related to debt restructuring	US$	---		---	US$	2,383,781	7,299		---	---
Fees related to the issuance of	US$	1,420,970	3.15	4,476
corporate notes									---	---

	ECU	12,200	4.4928	55		---	---		---	---
Other	US$	607,808	3.15	1,915	US$	823,912	2,523	US$	776,665	2,355
	ECU	52,582	4.4928	236	ECU	42,986	174	ECU	185,992	667

Total Current Liabilities				59,816			32,539			1,981,965

NON-CURRENT LIABILITIES
Loans
Corporate Notes	US$	410,779,287	3.15	1,293,954	US$	462,005,225	1,414,660		---	---

Total Non-Current Liabilities				1,293,954			1,414,660		---	---

Total Liabilities				1,354,470			1,447,199			1,981,965

(1) Selling and buying exchange rates of Banco de la Nación Argentina, in effect at that date.
(2) ECU = EUROS / US$ = US Dollar

(EXHIBIT VI)

ELECTRICIDAD ARGENTINA S.A.

     CONSOLIDATED INFORMATION REQUIRED BY SECTION 64 CLAUSE b) OF LAW No. 19,550
FOR THE EIGHT-MONTH AND TWENTY EIGHT DAYS PERIODS ENDED SEPTEMBER 28, 2007 AND
2006 (UNAUDITED) AND THE YEARS ENDED DECEMBER 31, 2006 AND 2005

(stated in thousands of pesos)

		09/28/07			09/28/06	12/31/06	12/31/05
					Unaudited

	Transmission	Selling expenses	Administrative expenses	Total	Total	Total	Total
	and distribution
Description	expenses

Salaries and social security taxes	91,248	18,463	27,230	136,941	107,352	149,626	119,720
Postage and telephone	1,065	5,983	1,018	8,066	7,323	9,839	8,593
Bank commissions	---	5,601	---	5,601	4,950	6,663	6,037
Allowance for doubtful accounts	---	15,773	---	15,773	11,440	11,590	18,011
Supplies consumption	20,409	595	1,194	22,198	17,883	22,606	18,765
Work by third parties	56,702	21,043	4,221	81,966	60,736	83,840	65,249
Rent and insurance	1,768	475	2,512	4,755	3,362	4,178	5,319
Security service	2,924	136	498	3,558	2,969	4,057	3,810
Fees	1,124	116	2,313	3,553	4,057	5,373	7,219
Computer services	23	2,088	8,488	10,599	7,911	10,146	8,448
Advertising	---	---	12,957	12,957	6,239	9,975	4,055
Reimbursements to personnel	4,076	856	981	5,913	5,270	7,145	7,410
Temporary personnel	209	1,115	212	1,536	1,299	1,943	1,684
Depreciation of property, plant and
equipment	128,223	1,118	2,135	131,476	134,759	178,980	178,508
Technical assistance – Operators
compensation	4,591	---	---	4,591	5,269	7,128	22,397
Directors and Supervisory Committee
members’ fees and expenses	---	---	639	639	---	---	535
Tax on financial transactions	---	---	---	---	---	19,159	---
Taxes and charges	1,008	8,551	18,982	28,541	21,678	10,516	31,983
Travel and business entertainment
expenses	---	---	---	---	---	1	2,068
Office expenses	---	---	---	---	---	---	749
Other	92	40	1,165	1,297	1,712	2,260	2,504

Total 09/28/07	313,462	81,953	84,545	479,960

Total 09/28/06 (unaudited)	268,649	67,192	68,368		404,209

Total 12/31/06	362,118	88,194	94,713			545,025

Total 12/31/05	346,132	86,205	80,727				513,064

30. SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP

The Company’s consolidated financial statements have been prepared in accordance with Argentine GAAP and the regulations of the CNV, which differs in certain respects from US GAAP. Such differences involve certain methods for measuring the amounts shown in the consolidated financial statements.

As discussed in Note 2, under Argentine GAAP, these consolidated financial statements are presented in constant pesos based on the application of therein mentioned resolutions. This reconciliation, as permitted by SEC regulations, does not include the effects of inflation on US GAAP consolidated net loss and shareholders’ equity.

I. Differences in Valuation Methods

The principal differences between Argentine GAAP and US GAAP are described below together with an explanation, where appropriate, of the method used in the determination of the adjustments that affect consolidated net income (loss) and total stockholders’ equity. References below to “SFAS” are to Statements of Financial Accounting Standards issued by the Financial Accounting Standards Board in the United States of America while references to “EITF” are consensuses on issues issued by the Emerging Issues Task Force in the United States of America.

a) Deferred income taxes

As discussed in Note 2.l, under Argentine GAAP the Company and its subsidiary account for income taxes using the liability method. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are also recognized for tax loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized for that component of deferred tax assets which is not recoverable. This Argentine GAAP is similar to US GAAP set forth in SFAS No. 109, “Accounting for Income Taxes”. However, under Argentine GAAP as discussed in Note 2, the CNV through its General Resolutions No. 485/05 and 487/06 decided to implement certain changes in the Argentine GAAP effective for fiscal years or interim periods beginning as from January 1, 2006, by requiring the application of TR No. 6, 8, 9, 11, 14, 16, 17, 18, 21, and 22 and Interpretations 1, 2, 3, and 4, of the FACPCE with the amendments introduced by such Federation through April 1, 2005 (Resolution No. 312/05) and adopted by the CPCECABA (Resolution CD No. 93/05) with certain amendments and clarifications.

Among the aforementioned changes it is included the consideration of the difference between the accounting and tax values resulting from the adjustment for inflation included in non-monetary assets, as a temporary difference, allowing the Company to either recognize a deferred tax liability or to disclose the effect of such accounting change in a note to the financial statements.

The Company and its subsidiary have completed its analysis of the impact of the application of the change mentioned in the preceding paragraph and it has decided to disclose said effect in a note to the financial statements and keep treating it as a permanent difference for deferred income tax purposes. Under US GAAP, the Company and its subsidiary apply EITF 93-9, “Application of FASB Statement No.109 in Foreign Financial Statements Restated for General Price-Level Changes,” which requires such differences to be treated as temporary differences in calculating deferred income taxes. In addition, the US GAAP adjustment includes the effect on deferred income taxes of the described below reconciling items, as appropriate.

Under Argentine GAAP, the realization of deferred income tax assets depends on the generation of future taxable income when temporary differences would be deductible. Accordingly, the Company and its subsidiary have considered the reversal of the deferred income tax liabilities and taxable income projections based on their estimates, which includes the effects of the future tariff increases as described in Note 2.l.

As of September 28, 2007, the allowance for impairment of value of deferred tax assets represents the portion of the tax loss generated in 2002 whose offset against future taxable income will not be possible after the filing of the 2007 income tax return, due to the fact that it will become statute-barred, and tax losses of subsequent years which will not be applied to offset future taxable income prior to the date on which they will become statute-barred.

Based on such projections, as of September 28, 2006 (unaudited) and as of December 31, 2006, the allowance for impairment of value of deferred tax assets has been partially reversed based on (i) the estimated future taxable income, which includes the effects of the subsidiary’s estimate of the Adjustment Agreement and the tariff increase granted by the Federal Government through Decree No. 1957/06 and ENRE Resolution No. 51/2007, and (ii) the taxable income arising from the gain on extinguishment of former debt.

As of December 31, 2005, the net deferred tax assets had been substantially reserved as there were doubts of their probable recovery with future taxable income before they expired.

Under US GAAP, the Company and its subsidiary apply the principles of Statement of Financial Accounting Standards No. 109 (“SFAS No. 109”), “Accounting for Income Taxes,” which requires a comprehensive liability method of accounting for income taxes. Under the comprehensive liability method, deferred income taxes are recognized for the tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities.

Deferred tax assets are also recognized for tax loss carry forwards. Under SFAS No. 109, deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets or liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

SFAS No. 109 provides for more specific rules in determining the valuation allowance for deferred tax assets. Under this pronouncement, an enterprise must use judgment in considering the relative impact of negative and positive evidence to determine if a valuation allowance is needed or not. Additionally, anticipating future income from events beyond the subsidiary’s control (such as the tariff increase above described) and anticipated forgiveness of indebtedness (such as certain penalties imposed by ENRE) which will be forgiven are generally not considered when assessing the realizability of deferred tax assets.

In addition, under Argentine GAAP, deferred tax assets and liabilities are classified as non current items, while under US GAAP these amounts are classified as current or non-current based on the classification of the related asset or liability for financial reporting. A deferred tax liability or asset that is not related to an asset or liability for financial reporting, including deferred tax assets related to tax loss carry-forwards, shall be classified according to the expected reversal date of the temporary difference.

On December 31, 2006, the subsidiary adopted SFAS No.158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)”, as described in Note 30.I.f). As a result, a deferred tax asset amounting to 2,000, related to the tax effect on the unrecognized net actuarial loss, was recorded under US GAAP. On September 28, 2007, the deferred tax asset recorded under US GAAP amounted to 1,800.

The (expense) benefit for income taxes included in the condensed consolidated statement of income and accounted for in accordance with US GAAP is as follows:

		As of September
	As of September	28, 2006	As of September	As of September
	28, 2007	(unaudited)	31, 2006	31, 2005

Income tax under Argentine GAAP:
Current Income tax
Deferred income taxes – (expense) benefit	(83,048)	(178,102)	(157,971)	30,445
(Increase) decrease of the allowance for impairment of
value of deferred tax	(22,821)	239,996	322,472	(30,473)

Total income tax (expense) benefit under Argentine
GAAP	(105,869)	61,894	164,501	(28)

US GAAP adjustments:

Adjustment for inflation on Property, plant and
equipments	23,193	25,036	33,407	34,253
Capitalization of interest	1,337	1,337	1,783	(1,582)
Deferred income tax effect on the adjustment to
present value of the notes	(20,046)	43,637	35,628	—
Deferred income tax effect on trouble debt
restructuring	13,005	119,496	121,850	—
Asset Retirement Obligation	335	(740)	171	424
Supplies valuation and others	504		281	—
Accruals – ENRE Penalties	—	20,756	24,991	—
Other social security taxes accruals	(198)		(62)	—

US GAAP adjustments	18,130	209,522	218,049	33,095

Decrease (increase of the allowance for impairment of
value of deferred tax assets	26,328	(129,765)	(203,826)	(24,990)

US GAAP adjustment including decrease
(increase) of the allowance for impairment of
value of deferred tax assets (Note 30.1.i)	44,458	79,757	14,223	8,105
Income tax expense) benefit under US GAAP	(61,411)	141,651	178,724	8,077

Deferred tax assets (liabilities) as of September 28, 2007 are summarized as follows:

	As of September 28, 2007

	Argentine GAAP		US GAAP
	Consolidated	US GAAP	Consolidated
	balance	adjustment	balance

Deferred tax assets
Tax losses carry forward	163,178	—	163,178
Allowance for doubtful accounts	11,384	—	11,384
Accruals	37,048	28,400	65,448
Adjustment to present value of the retroactive tariff
increase arising from the application of the new
electricity rate schedule and other trade receivables	11,342	—	11,342
Troubled debt restructuring	—	134,855	134,855
Supplies valuation	218	—	218

Total deferred tax assets	223,170	163,255	386,425

Allowance for impairment of value of deferred tax assets	(130,698)	8,166	(122,532)

Total deferred tax assets, net	92,472	171,421	263,893

Deferred tax liabilities
Property, plant and equipment	(18,239)	(476,341)	(494,580)
Adjustment to present value of notes	(15,582)	15,582	—
Supplies valuation	—	(111)	(111)
Current investments	—	(51)	(51)

Total deferred tax liabilities	(33,821)	(460,921)	(494,742)

Total net deferred tax assets (liabilities) (Note 30.1.i)	58,651	(289,500)	(230,849)

Deferred tax assets (liabilities) as of September 28, 2006 (unaudited) are summarized as follows:

	As of September 28, 2006 (unaudited)

	Argentine GAAP		US GAAP
	Consolidated	US GAAP	Consolidated
	balance	adjustment	balance

Deferred tax assets
Tax losses carry forward	236,346	—	236,346
Allowance for doubtful accounts	7,438	—	7,438
Accruals	74,978	21,938	96,916
Troubled debt restructuring	—	119,496	119,496
Supplies valuation	58	—	58

Total deferred tax assets	318,820	141,434	460,254

Allowance for impairment of value of deferred tax
assets	(190,353)	55,899	(134,454)

Total deferred tax assets, net	128,467	197,333	325,800

Deferred tax liabilities
Property, plant and equipment	(22,936)	(510,684)	(533,620)
Adjustment to present value of notes	(43,637)	43,637	—
Supplies valuation	—	(659)	(659)
Non current investments	—	(51)	(51)

Total deferred tax liabilities	(65,573)	(467,757)	(534,330)

Total net deferred tax assets (liabilities) (Note 30.1.i)	61,894	(270,424)	(208,530)

Deferred tax assets (liabilities) as of December 31, 2006 are summarized as follows:

	As of December 31, 2006

	Argentine GAAP		US GAAP
	Consolidated	US GAAP	Consolidated
	balance	adjustment	balance

Deferred tax assets
Tax losses carry forward	232,421	—	232,421
Allowance for doubtful accounts	6,426	—	6,426
Accruals	93,227	28,751	121,978
Troubled debt restructuring	—	121,850	121,850
Supplies valuation	159	63	222

Total deferred tax assets	332,233	150,664	482,897

Allowance for impairment of value of deferred tax
assets	(107,877)	(18,162)	(126,039)

Total deferred tax assets, net	224,356	132,502	356,858

Deferred tax liabilities
Property, plant and equipment	(24,209)	(501,422)	(525,631)
Adjustment to present value of notes	(35,628)	35,628	—
Supplies valuation	—	(615)	(615)
Non current investments	—	(51)	(51)

Total deferred tax liabilities	(59,837)	(466,460)	(526,297)

Total net deferred tax assets (liabilities) (Note 30.1.i)	164,519	(333,958)	(169,439)

Deferred tax assets (liabilities) as of December 31, 2005 are summarized as follows:

	As of December 31, 2005

	Argentine GAAP		US GAAP
	Consolidated	US GAAP	Consolidated
	balance	adjustment	balance

Deferred tax assets
Tax losses carry forward	325,096	—	325,096
Allowance for doubtful accounts	6,271	—	6,271
Deferred exchange difference	95,025	2,660	97,685
Accruals	17,335	—	17,335
Loans	6,490	—	6,490
Supplies valuation	166	(166)	—

Total deferred tax assets	450,383	2,494	452,877

Allowance for impairment of value of deferred tax
assets	(430,349)	185,664	(244,685)

Total deferred tax assets, net	(20,034)	188,158	208,192

Deferred income tax liabilities
Property, plant and equipment	(20,034)	(537,620)	(557,654)
Supplies valuation	—	(668)	(668)
Non current investments	—	(51)	(51)

Total deferred tax liabilities	(20,034)	538,339	(558,373)

Total net deferred tax assets (liabilities) (Note 30.1.i)	—	(350,181)	(350,181)

The effect of the foregoing US GAAP adjustments on consolidated net income (loss) and shareholders’ equity are included in the Note 30.I.i) below.

b) Interest capitalized – net

Through December 31, 2005, the capitalization of financial costs was discretionary under Argentine GAAP. The subsidiary decided to capitalize interest in property, plant and equipments from 1997 to 2001, but subsequently, discontinued such capitalization in 2001 as more fully described in Note 2 g). As from January 1, 2006, and as required by CNV General Resolution No. 485, the capitalization of financial costs is mandatory, thus, the subsidiary capitalized financial costs during the year ended December 31, 2006 and the eight month and twenty eight days periods ended September 28, 2007 and 2006 (unaudited).

Under US GAAP, the subsidiary applied SFAS No. 34, “Capitalization of Interest Cost”, whereby interest capitalization on assets is mandatory for those assets which require a period of time to get them ready for their intended use.

     In accordance with SFAS 34, “Capitalization of Interest Cost”, interests on loans related to works in progress in the subsidiary has been capitalized on the qualifying asset (assets that require an extended period of time to acquire or produce), during the term of construction until they were in condition to be used, as follows:

	As of September 28, 2007	As of September 28, 2006 (unaudited)	As of December 31, 2006	As of December 31, 2005

Interest expense incurred under US GAAP	51,828	75,139	93,583	111,560

Interest capitalized under US GAAP	7,416	7,108	9,283	9,440

Effect on US GAAP adjustment in consolidated net income (loss) is as follows:

	As of September 28, 2007	As of September 28, 2006 (unaudited)	As of December 31, 2006	As of December 31, 2005

Interest capitalized under US GAAP	-	-	-	9,440

Depreciation on interest capitalized	(3,821)	(3,821)	(5,095)	(4,924)

Interest capitalized – net (Note 30.I.i)	(3,821)	(3,821)	(5,095)	4,516

Effect on US GAAP adjustment on shareholders’ equity is a follows:

	As of September 28, 2007	As of September 28, 2006 (unaudited)	As of December 31, 2006	As of December 31, 2005

Interest capitalized	125,294	125,294	125,294	125,294

Depreciation on interest capitalized	(39,337)	(34,242)	(35,516)	(30,421)

Interest capitalized – net (Note 30.I.i)	85,957	91,052	89,778	94,873

c) Asset retirement obligations – net

Under Argentine GAAP, in accordance with FACPCE TR 17, the subsidiary capitalized in property, plant and equipments the costs associated with the removal of polychlorinated biphepyl (PCB) included in the transformers when the removal is requested.

Capitalization of these costs is based on the fact that, if a transformer containing PCB is to be purchased, the de-chlorination cost would be a necessary cost to have the equipment ready for operation. If de-chlorination cost had not been incurred, the equipment (i.e. transformers) should have been written off.

Under US GAAP, the subsidiary adopted SFAS No. 143 “Accounting for Asset Retirement Obligations” (“SFAS 143”), which provides guidance on financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs, effective January 1, 2003. SFAS 143 requires the subsidiary to record the fair value of the legal obligation associated with certain environmental restorations required upon closure of its facilities. The fair value of the liability is estimated by discounting the future estimated expenditures related to the restoration activities. The subsidiary then measures changes in the liability due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure that change is the credit –adjusted risk- free rate that existed when the liability, or portion thereof, was initially measured. That amount is recognized as an increase in the carrying amount of the liability and the expense is classified as an operating item in the statement of income, referred to as accretion expense. At the same time SFAS 143 requires the subsidiary to capitalize the new costs arising as the result of additional liabilities incurred, such as the capitalization of new equipment, and subsequently allocate that asset retirement cost to expense over the life of the assets based on the useful life of the assets.

The subsidiary uses transformers with PCB. Argentine Law requires that the subsidiary eliminates or reduces to an acceptable level the PCB contained in any of its transformers by the end of 2010. Accordingly, the subsidiary plans to remove PCB from its transformers by the end of 2008. The subsidiary has determined that PCB removal represents an asset retirement obligation as defined by SFAS No. 143.

The adoption of FASB Interpretation No. 47 “Accounting for Conditional Assets Retirement Obligation” (FIN 47) in the year ended December 31, 2005 did not result in a change of the amounts previously determined in accordance with SFAS No. 143.

Under US GAAP, an additional asset and liability should be recognized as of September 28, 2007 and 2006 (unaudited), December 31, 2006 and 2005 as follows:

		As of September
	As of September	28, 2006	As of December	As of December
	28, 2007	(unaudited)	31, 2006	31, 2005

Asset retirement costs	1,002	4,207	2,502	5,654
Less: accumulated depreciation	(1,368)	(1,363)	(1,330)	(1,205)

		2,844

Net book value	(366)		1,172	4,449
Asset retirement obligation	(4,229)	(6,723)	(5,208)	(7,600)

Net Shareholder’s equity impact (Note 30.1.i)	(4,595)	(3,879)	(4,036)	(3,151)

Effects on US GAAP adjustments in consolidated net income (loss) are as follows:

	For the period /year ended

	September 28,	September 28,	December 31,	December 31,
	2007	2006 (unaudited)	2006	2005

Depreciation of asset retirement costs	(38)	(158)	(125)	(283)
Accrued interest	(521)	(570)	(760)	(929)

Total impact (Note 30.1.i)	(559)	(728)	(885)	(1,212)

Effects on US GAAP adjustments on shareholders’ equity under Argentine GAAP are as follows:

		As of September
	As of September	28, 2006	As of December	As of December
	28, 2007	(unaudited)	31, 2006	31, 2005

Accumulated depreciation of asset retirement costs	(1,368)	(1,363)	(1,330)	(1,205)
Accrued interest	(3,227)	(2,516)	(2,706)	(1,946)

Total impact (Note 30.1.i)	(4,595)	(3,879)	(4,036)	(3,151)

d) Troubled debt restructuring

For the Company

As more fully explained in Note 6.a, on May 10, 2006 the Company obtained the consent from the 90.91% of its bond holders, representing 99.94% of the aggregate outstanding principal balance amounting to US$98.1 million as of that date, for the restructuring of the financial debt. On July 19, 2006, the Company completed the restructuring process in accordance with the Voluntary Exchange Offer alternative.

Under Argentine GAAP, the restructuring of the financial debt was treated as an exchange of debt instruments with substantially different terms. As a result, the Company de-recognized the former debt from the balance sheet and recognized the new debt at their present value discounted at an 11% market interest rate. The gain on extinguishment of former debt (net of restructuring costs) recorded as of December 31, 2006 amounted to 105.7 million. (Note 2.j.)

Under US GAAP, the restructuring of the debt was accounted for in accordance with SFAS No. 15, Accounting by Debtors and Creditors for Troubled Debt Restructurings (“SFAS 15”), as the creditors made certain concessions due to the financial difficulties of the Company. SFAS No. 15 requires that a comparison be made between the future cash outflows associated with the new debt instruments (including interest), and the recorded amount of the payables (including interest, penalties and withholding income tax) at the time of restructuring. A gain on a troubled debt restructuring is only recognized when the carrying amount of the payable at the time of restructuring exceeds the total future cash payments specified by the new debt terms. Since the total future cash outflows associated with the new debt instruments exceeded the carrying value of the old debts, no gain on restructuring was recorded under US GAAP. As a result, the carrying amount of the new debt instruments under US GAAP is greater than the amount recorded under Argentine GAAP and a new effective interest rate was determined, which equates the present value of the future cash payments specified by the new debt instruments with the carrying amount of the old debt.

Additionally, for US GAAP purposes, the debt restructuring was completed on July 19, 2006, which was the date when the early tender payment took effect and the new notes were issued. In addition to the reversal of the gain recognized under Argentina GAAP, interest expense for the eight month and twenty eight days period ended September 28, 2007, from July 19, 2006 to September 28, 2006 (unaudited) and from July 19, 2006 to December 31, 2006, was increased by approximately Ps. 9.5 million, Ps. 4.8 million and Ps. 5.4 million, respectively, for US GAAP purposes. The tax basis of the new notes (before the adjustment to present value, see below) is the same as its carrying amount under Argentine GAAP; which differs from the carrying amount under US GAAP as explained above. Thus, the deferred tax asset attributable to such difference amounting to Ps. 42,426, Ps. 38,917 and Ps. 39,117 at September 28, 2007 and 2006 (unaudited) and December 31, 2006, respectively, was included in deferred income tax in Note 30.I.i) below.

The adjustment to present value of the notes, which under Argentine GAAP generated a (loss) /gain in the periods ended September 28, 2007 and 2006 (unaudited) and in the year ended December 31, 2006 of Ps. (11,009), Ps. 49,181 and Ps. 44,657, respectively, as stated in note 2.j, were reversed for US GAAP purposes.

Under US GAAP, the deferred income tax effect on the trouble debt restructuring (including the adjustment to present value) amounting to 544, was recorded.

The reconciliation between financial debt under US GAAP and Argentine GAAP as of September 28, 2007 and 2006 (unaudited) December 31, 2006 is as follows:

		As of,

		September 28,
	September 28,	2006	December 31,
	2007	(unaudited)	2006

Financial debt (current and non current) under Argentine GAAP	239,458	217,424	217,854

Waiver of principal (note 2.j)	39,648	39,648	39,648
Waiver of unpaid accrued interest and penalties (note 2.j)	66,719	66,719	66,719
Accumulated adjustment to present value of the notes	33,648	49,181	44,657
Accumulated interest expense	14,850	4,824	5,396

Financial debt (current and non current) under US GAAP	394,323	377,796	374,274

Total impact in shareholders’ equity	154,865	160,372	156,420

Effects of US GAAP adjustments in consolidated net income (loss) under Argentine GAAP are as follows:

	For the period/year ended

		September 28,
	September	2006	December	December 31,
	28, 2007	(unaudited)	31, 2006	2005

Waiver of principal	-	(39,648)	(39,648)	-
Waiver of unpaid accrued interest and penalties	-	(66,719)	(66,719)	-
Adjustment to present value of the notes	11,009	(49,181)	(44,657)	-
Interest expense	(9,454)	(4,824)	(5,396)	-

Total impact in consolidated net income (loss)	1,555	(160,372)	(156,420)	-

For the subsidiary

As explained in Note 6.b, on February 22, 2006, the subsidiary obtained the consent from 100% of its bond holders for the restructuring of financial debt amounting to US$ 540.9 million as of that date.

Under Argentine GAAP, the restructuring of the financial debt was treated as an exchange of debt instruments with substantially different terms. As a result, the subsidiary de-recognized the former debt from the balance sheet and recognized the new debt at their present value discounted at a 10% market interest rate. The gain on extinguishment of former debt (net of restructuring costs) recorded as of September 28, 2006 (unaudited) amounted to 179.2 million. (Note 2.j)

Under US GAAP, the restructuring of the debt was accounted for in accordance with SFAS No. 15, Accounting by Debtors and Creditors for Troubled Debt Restructurings (“SFAS 15”), as the creditors made certain concessions due to the financial difficulties of the Company. SFAS No. 15 requires that a comparison be made between the future cash outflows associated with the new debt instruments (including interest), and the recorded amount of the payables (including interest, penalties and withholding income tax) at the time of restructuring. A gain on a troubled debt restructuring is only recognized when the carrying amount of the payable at the time of restructuring exceeds the total future cash payments specified by the new debt terms. Since the total future cash outflows associated with the new debt instruments exceeded the carrying value of the old debts, no gain on restructuring was recorded under US GAAP. As a result, the carrying amount of the new debt instruments under US GAAP is greater than the amount recorded under Argentine GAAP and a new effective interest rate was determined, which equates the present value of the future cash payments specified by the new debt instruments with the carrying amount of the old debt.

Additionally, for US GAAP purposes, the debt restructuring was completed on April 24, 2006, which was the date when the cash tender and early payment took effect and the new notes were issued. In addition to the reversal of the gain recognized under Argentina GAAP, interest expense for the eight month and twenty eight days period ended September 28, 2007 and from February 22, 2006 to September 28, 2006 (unaudited) and December 31, 2006, was increased by approximately Ps. 27.6 million, Ps. 31.5 million and Ps. 37.7 million, respectively, for US GAAP purposes. The tax basis of the new notes (before the adjustment to present value, see below) is the same as its carrying amount under Argentine GAAP; which differs from the carrying amount under US GAAP as explained above. Thus, the deferred tax asset attributable to such difference amounting to Ps. 92,427, Ps. 80,579 and Ps. 82,733 at September 28, 2007 and 2006 (unaudited) and December 31, 2006, respectively, was included in deferred income tax in Note 30.1. i) below.

The adjustment to present value of the notes, which under Argentine GAAP generated a (loss) /gain in the periods ended September 28, 2007 and 2006 (unaudited) and in the year ended December 31, 2006 of Ps. (46,261), Ps. 75,495 and Ps. 57,138, respectively, as stated in note 2.j, were reversed for US GAAP purposes.

During the eight month and twenty eight days period ended September 28, 2007, the subsidiary purchased and redeemed notes as stated in note 2.j and under Argentine GAAP recorded (i) a loss from the purchase and redemption of notes amounting to Ps. 808, and (ii) a gain to adjust the purchased and redeemed notes to present value amounting to Ps. 877. This debt was being accounted for as a troubled debt restructuring under US GAAP and therefore, for the eight month and twenty eight days period ended September 28, 2007, the Argentine GAAP loss and present value adjustments were reversed.

Under US GAAP, the deferred income tax effect on the trouble debt restructuring (including the adjustment to present value) amounting to 6,497, was recorded.

The reconciliation between financial debt under US GAAP and Argentine GAAP as of September 28, 2007 and 2006 (unaudited) and December 31, 2006 is as follows:

	As of,

		September 28,
	September 28,	2006	December 31,
	2007	(unaudited)	2006

Financial debt (current and non current) under Argentine GAAP	1,039,752	1,103,744	1,097,519

Waiver of principal	55,314	55,314	55,314
Waiver of unpaid accrued interest	77,658	77,658	77,658
Waiver of unpaid accrued penalties	65,726	65,726	65,726
Accumulated adjustment to present value of the notes	10,877	75,495	57,138
Accumulated interest expense	65,311	31,527	37,683
Loss from the purchase and redemption of notes	(808)	-	-
Adjustment to present value of purchased and redeemed notes	877	-	-

Financial debt (current and non current) under US GAAP	1,314,707	1,409,464	1,391,038

Total impact in shareholders’ equity	274,955	305,720	293,519

Effects of US GAAP adjustments in consolidated net income (loss) under Argentine GAAP are as follows:

	For the period/year ended
		September
	September 28,	28, 2006	December	December 31,
	2007	(unaudited)	31, 2006	2005

Waiver of principal	-	(55,314)	(55,314)	-
Waiver of unpaid accrued interest	-	(77,658)	(77,658)	-
Waiver of unpaid accrued penalties	-	(65,726)	(65,726)	-
Adjustment to present value of the notes	46,261	(75,495)	(57,138)	-
Interest expense	(27,628)	(31,527)	(37,683)	-
Loss from the purchase and redemption of notes	808		-	-
Adjustment to present value of purchased and redeemed notes	(877)		-	-

Total impact in consolidated net income (loss)	18,564	(305,720)	(293,519)	-

The effect of these US GAAP adjustments on consolidated net income (loss) and shareholders’ equity is presented in the Note 30.I.i) below.

e) Accounting for costs of securities offering

Costs of securities offering

In 2006 under Argentina GAAP the costs associated with the subsidiary´s IPO submission incurred by the subsidiary were accounted for as an expense as incurred. These costs amounting to 10,604, including those costs related to aborted filings, are included in the consolidated statement of income for the year ended December 31, 2006.

Under US GAAP, specific incremental costs directly attributable to a proposed or actual offering of securities may properly be deferred and charged against the gross proceeds of the offering in compliance with SAB, Topic 5-A. According to SAB, Topic 5-A, deferred costs of an aborted offering may not be deferred and charged against proceeds of a subsequent offering. However, a short postponement (up to 90 days) does not represent an aborted offering. The date of the last aborted filing was June 23, 2006, which cannot be considered as a short postponement, thus, IPO costs amounting to 10,291 were not capitalized.

As of December 31 2006, specific incremental costs associated to the final and definitive filing amounting to 313 have been identified and capitalized in accordance to SAB, Topic 5-A.

Valuation difference for investment in subsidiary

During the eight month and twenty eight days period ended September 28, 2007, as discussed in Note 1, under Argentina GAAP costs associated with the Initial Public Offering (IPO) incurred by the subsidiary amounting to 14,321 have been offset against the additional paid in capital. As discussed in Note 2 q), the Company recognized a loss of 7,304 related to the difference in valuation of subsidiary’s shares that were received as contribution of capital stock. Such difference arises from the value assigned by the Company Shareholders’ Meeting to the aforementioned capital contribution and its value at the equity method. Such valuation difference from investment in subsidiary, included in the consolidated statement of income for the period of eight month and twenty eight days ended September 28, 2007, represents the 51% of the costs associated with the IPO incurred by its subsidiary, which under Argentina GAAP cannot be offset by the Company against the additional paid in capital, such offset is only allowed to the subsidiary. Therefore, the valuation difference from investment in subsidiary recorded under Argentina GAAP amounting to 7,304 was reversed for US GAAP purposes.

f) Pension plan

As indicated in Note 2.m), the subsidiary has a pension plan for benefits to personnel (employee pension plan). Employee pension costs are recognized in accordance with SFAS 87 “Employers’ Accounting for Pensions.” SFAS 87 requires the use of an actuarial method for determining defined benefit pension costs and provides for the deferral of actuarial gains and losses (in excess of a specific corridor) that result from changes in assumptions or actual experience differing from assumed. SFAS 87 also provides for the prospective amortization of costs related to changes in the benefit plan, as well as the obligation resulting from transition and requires disclosure of the components of periodic pension costs and the funded status of pension plans. In addition, SFAS No. 88 “Curtailment of Defined Benefit Plans and for Termination of Benefits” requires the immediate recognition of deferred pension costs when some or all of the following conditions are met: (a) pension obligations are settled; (b) defined benefits are no longer earned under the plan and the plan is not replaced by other defined benefit plan; (c) there are no remaining plan assets; and (d) employees are terminated or the plan ceases to exist.

In December 2003, the FASB issued SFAS 132 Revised 2003, “Employers’ Disclosures about Pensions and other Postretirement Benefits: an amendment of SFASB Statements No. 87, 88 and 106,” which revises employers’ disclosures about pension plans and other postretirement benefits plans. It does not change the measurement or recognition of those plans required by SFAS 87, “Employers’ Accounting of Pensions, SFAS 88, Employers’ Accounting for Settlements and Curtailments of Defined Pension Plans and for Termination Benefits,” and SFAS 106, “Employers’ Accounting for Postretirement Benefits Other Than Pension”. SFAS 132 “Revised” retains the disclosure requirements contained in SFAS 132. It requires additional disclosures to those in the original SFAS 132 about assets, obligations, cash flow, and net periodic benefit cost of defined benefit pension plans and other defined postretirement plans. The required information should be provided separately for pension.

The subsidiary has a pension plan covering substantially all of its employees under collective bargain agreement mentioned in Note 2.t). SFAS 87 “Employers’ Accounting for Pensions” has been applied from and after January 1, 2003. However, amortization of the net transition obligation existing at January 1, 1993 has been computed retroactively as if it had been established on January 1, 1989, which is the date that SFAS 87 first became effective for non- US pension funds.

In accordance with US GAAP, actual results that differ from subsidiary’s assumptions are accumulated and amortized over future periods and generally affect subsidiary’s recognized expenses and recorded obligations in such future periods. While we believe that our assumptions are appropriate, significant differences in actual results or significant changes in subsidiary’s assumptions may materially affect our pension and other postretirement obligations.

During 2005, two new collective bargain agreements were signed with the Sindicato de Luz y Fuerza de la Capital Federal (Electric Light and Power Labor Union – City of Buenos Aires) and the Asociación de Personal Superior de Empresas de Energía (Association of Supervisory Personnel of Energy Companies) expiring December 31, 2007 and October 31, 2007, respectively. On November 17, 2006 and October 5, 2006 the agreements signed with the Electric Light and Power Labor Union – City of Buenos Aires and the Association of Supervisory Personnel of Energy Companies have been ratified by the Ministry of Labor and Social Security, respectively.

As of the date of issuance of these financial statements, meetings aimed at negotiating the renewal terms of both collective bargaining agreements, are being held with the above-mentioned unions.

On December 31, 2006, the subsidiary adopted SFAS No.158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans-an amendment of FASB Statements No. 87, 88, 106, and 132(R)” (“SFAS No. 158”). Under provisions of SFAS No. 158 the subsidiary fully recognized the underfunded status of defined-benefit pension and postretirement plans as a liability in the financial statements reducing the subsidiary’s shareholders’ equity through Accumulated OCI account. Unrecognized actuarial losses and gains are recognized in the statements of income during the expected average remaining working lives of the employees participating in the plans and the live expectancy of retired employees.

The adoption of SFAS 158 on September 28, 2007 and December 31, 2006 resulted in the recognition of the “unrecognized actuarial loss” amounting to 5,144 and 5,714, respectively, as adjustment to accumulated other comprehensive loss, and a deferred tax asset of approximately 1,800 and 2,000 respectively, also in accumulated other comprehensive loss or a net charge of 3,144 and 3,714 respectively, as adjustment to accumulated other comprehensive loss.

The effect of this US GAAP adjustment on shareholders’ equity are presented in the Note 30.I.i) below.

g) Capital transaction - Operator’s compensation

Under Argentine GAAP, during the second half of 2005, the forgiveness of Operator’s compensation amounting to 25,852, as described in Note 7, was accounted for by the subsidiary as other income and included in other expense, net.

Under US GAAP, the forgiveness of the Operator’s compensation resulting from the transaction between the former majority shareholder, EDFI and the new majority shareholder, Dolphin Group, is considered a capital transaction in accordance with footnote 1 of Accounting Principles Board Opinion No. 26 “Early Extinguishment of Debt”.

The effect of this US GAAP adjustment on consolidated net income (loss) is presented in the Note 30.I.i) below. There are no reconciling items in term of shareholders’ equity.

h) Accounting for stock transferred by Argentine government to employees

Under Argentine GAAP, there are no specific rules governing the accounting to be followed by employers when a principal shareholder transfers shares to a company’s employees.

Under US GAAP, the subsidiary has elected to follow Accounting Principles Board Opinion No. 25 (“APB No. 25”), “Accounting for Stock Issued to Employees” and related interpretations, as permitted by SFAS No. 123. In accordance with AIN-APB No. 25 “Accounting for Stock Issued to Employees – Accounting Interpretations of APB No. 25” the economic substance of a plan establish by the principal stockholders is substantially the same for the company and the employee, whether the plan is adopted by the company or a principal stockholder. Consequently, the company should account for this type of plan when one is established or financed by a principal stockholder unless (1) the relationship between the stockholder and the company’s employee is one which would normally result in generosity, (2) the stockholder has an obligation to the employee which is completely unrelated to the latter’s employment, or (3) the company clearly does not benefit the transaction. The rationale established in this Interpretation has been applied to other situations in which a principal stockholder for the benefit of the company. SAB No. 79 (SAB Topic 5T) requires any transaction undertaken by a company’s principal stockholder for the benefit of the company to be accounted for according to its substance and not its form. Under APB No. 25, compensation expense is based on the difference, if any, on the date of the grant, between the fair value of the company’s stock and the exercise price. SFAS No. 123 defines a “fair value” based method of accounting for an employee stock option or similar equity investment.

The Argentine Government agreed to establish a Share Ownership Plan, principally for the benefit of the former employees of SEGBA transferred to the subsidiary. Under the terms of the plan, employees eligible to participate acquired the shares of the subsidiary previously held by the Government for an amount significantly less than the market value of the shares on September 1, 1992 (“grant date”). The purchase price formula was originally established during the privatization.

Had the subsidiary been required by SEC regulations to include reconciliation between Argentine GAAP and US GAAP for the fiscal year 1992, it would have included as a reconciling item a charge amounting to 6,653 in the Statement of Income. However, this charge represented a reclassification between equity accounts, and consequently, it had no impact on shareholders’ equity or cash flows determined under US GAAP. The charge was calculated based upon the difference between the estimated total price per share paid by EASA as of the grant date and the purchase price to be paid by eligible employees.

There have been no additional grants of stocks to employees since September 1, 1992.

i) Effects of conforming to US GAAP

The reconciliation of reported consolidated net income (loss) required to conform to US GAAP is as follows:

	For the period/year ended

		September
	September	28,	December	December
	28,	2006	31,	31,
	2007	(unaudited)	2006	2005

Consolidated net income (loss) in accordance with Argentine	6,888	253,145	276,023	(126,590)
GAAP

(a) Deferred income tax (Note 30.l.a)	44,458	79,757	14,223	8,105
(b) Interest capitalized – net (Note 30.l.b)	(3,821)	(3,821)	(5,095)	4,516
(c) Assets retirement obligations – net (Note 30.l.c)	(559)	(728)	(885)	(1,212)
(d) Trouble debt restructuring (Note 30.1.d)	20,119	(466,092)	(449,939)	-
(e) Accounting for costs of securities offering (Note 30.1.e)	7,304	-	313	-
(f) Capital transaction – Operator’s compensation (Note 30.1.g)	-	-	-	(25,852)

Consolidation net income (loss) in accordance US GAAP	74,389	(137,739)	(165,360)	(141,033)

The reconciliation to conform shareholders’ equity amounts to US GAAP is as follows:

		As of
	As of	September	As of	As of
	September	28,	December	December
	28,	2006	31,	31,
	2007	unaudited)	2006	2005

Shareholders’ equity in accordance with Argentine GAAP	739,906	610,133	633,011	356,988

(a) Deferred income tax (Note 30.l.a)	(289,500)	(270,424)	(333,958)	(350,181)
(b) Interest capitalized – net (Note 30.l.b)	85,957	91,052	89,778	94,873
(c) Assets retirement obligations – net (Note 30.l.c)	(4,595)	(3,879)	(4,036)	(3,151)
(d) Trouble debt restructuring (Note 30.1.d)	(429,820)	(466,092)	(449,939)	-
(e) Accounting for costs of securities offering (Note 30.1.e)	-	-	313	-
(f) Capital transaction – Operator’s compensation (Note 30.1.g)	(5,144)	-	(5,714)	-

Shareholders’ equity in accordance with US GAAP	96,804	(39,210)	(70,545)	98,529

(*) The deferred income tax effects of 1,800 and 2,000, as of September 28, 2007 and December 31, 2006, respectively, were included in the line “Deferred income tax.”

The changes in shareholders’ equity in US GAAP as of September 28, 2007, September 28, 2006 (unaudited), December 31, 2006 and December 31, 2005, are as follows:

		As of
	As of	September	As of	As of
	September	28,	December	December
	28,	2006	31,	31,
	2007	(unaudited)	2006	2005

Shareholders’ equity in accordance with U.S. GAAP –	(70,545)	98,529	98,529	191,638
Beginning balance

Consolidated net income (loss) for the period/year in accordance	74,389	(137,739)	(165,360)	(141,033)
with US GAAP
Capital increase	10,973	-	-	22,072
Additional paid in capital	81,730	-	-	25,852
Accounting for cost of securities offering (Note 30.1e)	(313)	-	-	-
Accumulated Other Comprehensive Income – Pension Plan	570	-	(3,714)	-
adjustment, net of tax benefit (Note 30.1.f)

Shareholders’ equity in accordance with U.S. GAAP –
Ending balance	96,804	(39,210)	(70,545)	98,529

The Company has no other consolidated comprehensive income (loss) and, accordingly, comprehensive loss equals net loss.

j) Basic and diluted earnings per share

As mentioned in Note 2.u, under Argentine GAAP, the Company is required to disclose earnings per share information in accordance with FACPCE TR 18 for all the periods presented. Under US GAAP, basic and diluted earnings per share are presented in conformity with SFAS No. 128 “Earnings per share” (SFAS No. 128). As discussed in Note 27 c), the preferred shares are not convertible into common shares and dividends are paid pari passu to the holders of preferred shares and common shares of the Company, as if preferred share represented 3.5 common shares. For those securities that are not convertible into a class of common stock, the “two class” method of computing earnings per share shall be used. The two-class method requires companies to allocate distributed earnings, as well as undistributed earnings, to common shareholders and participating security holders. Even though a company may not have declared a current period dividend, the company still must allocate the current period undistributed earnings between common shareholders and participating security holders, based on the contractual rights of each security, as if all the earnings for the period have been distributed.

The following tables set forth the computation of basic and diluted earning (loss) per common and preferred share under US GAAP for the years presented:

	For the eight month and
	twenty eight days periods
	ended		For the years ended

		September
	September	28, 2006
	28, 2007	(unaudited)	2006	2005

Net earning (loss) per share

Net income (loss) for the period/year	74,390	(137,739)	(165,360)	(141,033)
Net income (loss) for the period/year allocated to common
shares	32,654	(67,251)	(80,738)	(68,860)
Net income (loss) for the period/year allocated to preferred
shares	41,736	(70,487)	(84,622)	(72,173)
Weighted average number of common shares used in basic and
diluted EPS	166,965,889	166,965,889	166,965,889	166,965,889
Weighted average number of preferred shares used in basic and
diluted EPS	60,973,350	50,000,000	50,000,000	50,000,000

Net earning (loss) per common share – basic and diluted	0.196	(0.403)	(0.484)	(0.412)
Net earning (loss) per preferred share – basic and diluted	0.685	(1.410)	(1.692)	(1.443)

k) Cash flow information

Under Argentine GAAP, the Company is required to present the statements of cash flows in the primary financial statements in accordance with TR 9, as amended. Guidance set forth in TR 9 (as amended) is similar to the guidelines set forth in SFAS No. 95 as described in Note 18.a, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Under US GAAP, the total amounts of cash and cash equivalents at the end of the year shown in the statements of cash flows are required to be the same amounts as similarly titled line items shown in the balance sheets, as of those dates. Note 10 to the financial statements includes a reconciliation between the balances included as cash in the balance sheets to the total amounts of cash and cash equivalents for each of the four periods shown in the statements of cash flows.

Non-cash investing activities includes 36,111 related to supplies purchased in prior years that were assigned to constructions in process in 2006. There are no non-cash investing activities in 2005.

The following table presents the reconciliation of the statement of cash flows between Argentine GAAP and US GAAP:

		September
Reconciliation of cash flows under Argentine GAAP and US	September	2006	December	December
GAAP	2007	(unaudited)	2006	2005

Net cash flow provided by operating activities under Argentine	310,278	150,022	215,334	159,001
GAAP
Reclassification from operating activities to investing activities:
Additions to property, plant and equipment due to capitalization of
interests (Note 30.1.b)	-	-	-	9,440
Proceeds from sale of investments (Argentine Bond 2004) (Note
2.d)	-	-	-	(4,584)
Effect of exchange rate changes on cash and cash equivalents	(2,065)	(5,416)	(5,398)	(3,409)
Net cash flow provided by operating activities under US GAAP	308,213	144,606	209,936	160,448

Net cash flow used in investing activities under Argentine GAAP	(187,263)	(105,125)	(179,671)	(124,482)
Reclassification from investing activities to operating activities:
Additions to property, plant and equipment due to capitalization of
interests (Note 30.1.b)	-	-	-	(9,440)
Proceeds from sale of investments (Argentine Bond 2004) (Note
2.d)	-	-	-	4,584
Net cash flow used in investing activities under US GAAP	(187,263)	(105,125)	(179,671)	(129,338)

Net cash flow used in financing activities under Argentine
GAAP/US GAAP	37,457	(310,794)	(310,794)	22,072

Net increase (decrease) in cash and cash equivalents under US
GAAP	158,407	(271,313)	(280,529)	53,182

Effect of exchange rate changes on cash and cash equivalents	2,065	5,416	5,398	3,409

Cash and cash equivalents at the beginning of the year/period	33,013	308,144	308,144	251,553

Cash and cash equivalents at the end of the year/period	193,485	42,247	33,013	308,144

CONSOLIDATED FINANCIAL STATEMENTS

As of August 3, 2007
and for the seven-month and three days period then ended and as of and for the year ended
December 31, 2006
(In Argentine Pesos (“Ps.”) – unless otherwise stated)

CORPORACIÓN INDEPENDIENTE DE ENERGÍA S.A.

Report of Independent Registered Public Accounting Firm

To the board of directors and shareholders of
Corporación Independiente de Energía S.A.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Corporación Independiente de Energía S.A. and its subsidiary at August 3, 2007 and December 31, 2006, and the results of its operations and its cash flows for the seven-month and three days period ended August 3, 2007 and the year ended December 31, 2006 in conformity with accounting principles generally accepted in Argentina. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Accounting principles generally accepted in Argentina vary in certain significant respects from accounting principles generally accepted in the United States of America and as allowed by Item 18 to Form 20-F. Information relating to the nature and effect of such differences is presented in Note 11 to the consolidated financial statements.

PRICE WATERHOUSE & CO. S.R.L.

        /s/ Carlos Martín Barbafina (Partner)
______________ _____________________
           Carlos Martín Barbafina

Buenos Aires, Argentina
May 8, 2009

CORPORACIÓN INDEPENDIENTE DE ENERGÍA S.A.

     CONSOLIDATED BALANCE SHEET
As of August 3, 2007 and December 31, 2006
(In Argentine Pesos (“Ps.”) – unless otherwise stated)

	As of August 3, 2007	As of December 31,
		2006

ASSETS
Current Assets
Cash and banks	14,444,304	4,915,733
Short-term investments	158,515	4,172,293
Trade receivables, net	18,797,550	15,038,434
Other receivables, net	7,306,170	10,643,263
Inventories	124,960	129,095

Total Current Assets	40,831,499	34,898,818

Non-Current Assets
Trade receivables, net	3,895,189	2,304,379
Other receivables, net	1,502,483	1,871,110
Fixed assets, net	102,174,996	108,478,115
Goodwill, net	2,305,641	2,719,157

Total Non-Current Assets	109,878,309	115,372,761

Total Assets	150,709,808	150,271,579

LIABILITIES
Current Liabilities
Accounts payable	5,032,622	10,334,443
Financial debt	14,818,950	2,762,418
Salaries and social security payable	3,495,314	2,954,275
Taxes payable	5,338,327	903,538
Other liabilities	236,086	19,134
Provisions	25,000	23,000

Total Current Liabilities	28,946,299	16,996,808

Non-Current Liabilities
Financial debt	4,197,094	15,389,358
Taxes payable	917,168	624,153
Other liabilities	1,517,675	1,421,272
Provisions	187,265	304,068

Total Non-Current Liabilities	6,819,202	17,738,851

Total Liabilities	35,765,501	34,735,659

Shareholders’ equity	114,944,307	115,535,920

Total Liabilities and Shareholders’ Equity	150,709,808	150,271,579

The accompanying notes are an integral part of these consolidated financial statements.

CORPORACIÓN INDEPENDIENTE DE ENERGÍA S.A.

CONSOLIDATED STATEMENT OF INCOME
For the seven-month and three days period ended August 3, 2007 and for the year ended
December 31, 2006
(In Argentine Pesos (“Ps.”) – unless otherwise stated)

	For the seven-month and three days period ended August 3, 2007	For the year ended December 31, 2006

Sales	397,883,469	425,882,205
Cost of sales	(381,711,895)	(422,026,297)

Gross profit	16,171,574	3,855,908

Administrative expenses	(6,748,072)	(9,037,788)
Goodwill amortization	(413,516)	(699,217)

Operating income (loss)	9,009,986	(5,881,097)

Financial and holding results, net	(1,209,188)	(1,278,822)
Other income, net	38,527	-

Income (loss) before taxes	7,839,325	(7,159,919)

Income tax and tax on assets	(4,102,201)	102,223

Net income (loss) for the period / year	3,737,124	(7,057,696)

The accompanying notes are an integral part of these consolidated financial statements.

CORPORACIÓN INDEPENDIENTE DE ENERGÍA S.A.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
For the seven-month and three days period ended August 3, 2007 and the year ended December 31, 2006
(In Argentine Pesos (“Ps.”) – unless otherwise stated)

	Common Stock		Reserves

	Shares	Amount	Legal Reserve	Technical Revaluation Reserve	Dividend Distribution Reserve	Accumulated Deficit	Shareholders’ Total Equity

Balance at December 31, 2005	26,160	26,160	5,232	64,596,537	-	73,985,187	138,613,116

Reversal of technical revaluation	-	-	-	(7,319,500)	-	-	(7,319,500)
reserve
Constitution of a future dividends
reserve – Ordinary Shareholders’
meeting held on March 21, 2006	-	-	-	-	73,985,187	(73,985,187)	-
Distribution of dividends – Ordinary
Shareholders’ meeting held on June 1,	-	-	-	-	(8,700,000)	-	(8,700,000)
2006

Net income for the year						(7,057,696)	(7,057,696)

Balance at December 31, 2006	26,160	26,160	5,232	57,277,037	65,285,187	(7,057,696)	115,535,920

Reversal of technical revaluation
reserve	-	-	-	(4,328,737)	-	-	(4,328,737)

Net income for the period	-	-	-	-	-	3,737,124	3,737,124

Balance at August 3, 2007	26,160	26,160	5,232	52,948,300	65,285,187	(3,320,572)	114,944,307

The accompanying notes are an integral part of these consolidated financial statements.

CORPORACIÓN INDEPENDIENTE DE ENERGÍA S.A.
CONSOLIDATED STATEMENT OF CASH FLOWS
For the seven-month and three days period ended August 3, 2007 and the year ended December 31, 2006

(In Argentine Pesos (“Ps.”) – unless otherwise stated)

	For the seven-month and three days period ended August 3, 2007	For the year ending December 31, 2006

OPERATING ACTIVITIES
Net income (loss) for the period / year	3,737,124	(7,057,696)
Income tax and tax on assets	4,102,201	(102,223)
Accrued interest	697,378	938,499

Adjustments to reconcile net income to cash flows provided by operating activities
Depreciation of fixed assets	2,658,200	4,366,334
Amortization of goodwill	413,516	699,217
Setting up of provisions	(2,000)	-
Holding results on inventory	-	75,826
Accrual of additional minimum liability Art 26	-	214,689
Consumption of spare parts	-	501,987
Reversal of provisions	116,803	-
Foreign currency exchange differences and other financial results	(113,314)	-
Gain on disposal of fixed assets	4,506	-
Accrued expenses	96,403	-

Changes in operating assets and liabilities
Increase in trade receivables	(5,349,926)	3,347,100
Decrease in other receivables	4,089,571	8,251,920
Decrease in inventories	4,135	6,227,605
Decrease in accounts payable	(5,301,821)	(9,170,300)
Increase in salaries and social security payable	541,039	823,697
Increase in taxes payable	625,604	(565,376)
Increase in other liabilities	216,951	36,843
Decrease in provisions	(229,606)	(66,334)

Net cash provided by operating activities	6,306,764	8,521,788

INVESTMENT ACTIVITIES
Payment for the acquisition of fixed assets	(688,325)	(630,391)

Net cash used in investment activities	(688,325)	(630,391)

FINANCING ACTIVITIES
Distribution of dividends	-	(8,700,000)
Payment of financial debt	(103,646)	2,008,544

Net cash used in financing activities	(103,646)	(6,691,456)

Net increase in cash and cash equivalents	5,514,793	1,199,941

Cash and cash equivalents at the beginning of the period / year	9,088,026	7,888,085
Cash and cash equivalents at the end of the period / year	14,602,819	9,088,026
The accompanying notes are an integral part of these consolidated financial statements.

CORPORACIÓN INDEPENDIENTE DE ENERGÍA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 1. BUSINESS OF THE COMPANY

Corporación Independiente de Energía S.A. (“the Company”) is an investing company which, through it wholly owned subsidiary (Central Piedra Buena S.A. or “CPB”), has a share of the electricity generation market in Argentina.

Central Piedra Buena is a power plant located in Ingeniero White, Bahía Blanca, in the Province of Buenos Aires. It has a total installed capacity of 620 MW of power through two steam turbines of 310 MW, each of which with the flexibility to burn natural gas and fuel oil indiscriminately.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These financial statements are stated in Argentine pesos, and have been prepared in accordance with generally accepted accounting principles used in Argentina (“Argentine GAAP), which differs in certain significant respects from generally accepted accounting principles in the United States of America (“US GAAP”). Such differences involve methods of measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP and the Regulation S-X of the Securities and Exchange Commission (“SEC”). A reconciliation to US GAAP of net income and shareholders’ equity is included in Note 11 to these consolidated financial statements.

Basis of consolidation

The consolidated financial statements include the accounts of the Company and Central Piedra Buena S.A., over which the Company has effective control. All significant intercompany balances and transactions have been eliminated in consolidation.

Data reflecting corporate control are as follows:

Companies under direct control	Ownership interest and voting stock percentage		Closing date of the financial statements used in the consolidation

	08.03.07	12.31.06

Company under direct control
Central Piedra Buena S.A. (“CPB”)			August 3, 2007 and
	100%	100%	December 31, 2006

In accordance with Argentine GAAP, the presentation of the parent company’s individual financial statements is mandatory. Consolidated financial statements are to be included as supplementary information to the individual financial statements. For the purpose of these financial statements, parent company’s individual financial statements have been omitted since they are not required for SEC reporting purposes.

CORPORACIÓN INDEPENDIENTE DE ENERGÍA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Presentation of consolidated financial statements in constant Argentine Pesos

The financial statements have been prepared in constant monetary units, reflecting the overall effects of inflation through August 31, 1995. As from that date, in accordance with Argentine GAAP and the requirements of the control authorities, restatement of the financial statements was discontinued until December 31, 2001. As from January 1, 2002, in accordance with Argentine GAAP recognition of the effects of inflation has been resumed.

In accordance with CNV Resolution 441/03, inflation accounting was discontinued as from March 1, 2003.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting standards requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reported periods. Significant estimates include those required for the accounting of depreciation and amortization, the recoverable value of assets, the income tax charge and provisions for contingencies. Actual results could differ from those estimates.

Comparative information

No comparative information for the same period of prior year is presented as it is not required in accordance with Argentine GAAP

Cash and cash equivalents

The Company considers all highly liquid temporary investments with an original maturity of three months or less at the time of purchase to be cash equivalents.

Short-term investments

Time deposit have been valued at cost plus accrued interest at year-end.

Goodwill

Goodwill represents the excess of the price paid in the acquisition of Central Piedra Buena S.A. over the fair value of the net assets acquired. Goodwill is amortized by the straight-line method during 10 years.

Receivables and liabilities

Accounts receivable and payable have been valued at nominal value.

The Company provides for losses relating to accounts receivables. The allowance for losses is recognized when, based on current information and events, it is probable that the Company will be unable to collect all the amounts due according to the terms of the agreements.

CORPORACIÓN INDEPENDIENTE DE ENERGÍA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Inventories, materials and spare parts

Inventories, materials and spare parts are stated its acquisition or replacement cost, which does not exceed their net realizable value at year end.

Fixed assets

On December 31, 2000 the Company recognized a technical revaluation of its fixed assets. The difference between the technical value and fixed assets net book at that date has been included in the “Technical Revaluation Reserve” account, in the Company’s shareholders’ equity.

Subsequent additions to fixed assets have been valued at cost

Depreciation has been calculated according to the straight-line method over the estimated useful lives assigned to the assets.

The cost of maintenance and repairs is charged to expense as incurred. The cost of significant renewals and improvements are added to the carrying amount of the respective asset. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the consolidated statement of income.

The net book value of fixed assets is not in excess of their estimated recoverable value at period-end.

Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currencies are translated at the prevailing exchange rates at period-end. Transactions denominated in foreign currencies are translated into local currency at the prevailing exchange rates on the date of transaction settlement.

Provisions

The Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings. The Company accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated.

Taxes

Income tax

The Company records income taxes using the liability method, thus recognizing the effects of temporary differences between the carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be reversed and settled, considering the regulations in effect at the time of issuance of these financial statements.

The Company recognizes tax assets on its balance sheet only when their realization is deemed to be probable.

CORPORACIÓN INDEPENDIENTE DE ENERGÍA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Tax on assets

The Company calculates tax on assets by applying the current 1% rate on computable assets at the end of the year. This tax complements income tax. The Company’s tax obligation for each year will agree with the higher of the two taxes. If in a fiscal year, however, asset tax obligation exceeds income tax liability, the surplus will be computable as a down payment of income tax through the next ten years.

The Company has incorporated an allowance for tax on assets credits accrued to date, since it estimates that it will not be able to compute this tax as down payment of income tax in future years.

Revenue recognition

Revenue is recognized when it is realized or realizable and earned when the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered; the prices are fixed or determinable; and collectability is reasonably assured.

Impairment of long-lived assets

The Company periodically evaluates the carrying value of its long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying value of a long-lived asset is considered impaired by the Company when the expected cash flows, discounted and without interest cost, from such an asset, is less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset.

Fair value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Previously recognized impairment loss should only be reversed when there is a subsequent change in estimates used to compute the fair value of the asset. In that event, the new carrying amount of the asset should be the lower of its fair value or the net carrying amount the asset would have had if no impairment had been recognized.

CORPORACIÓN INDEPENDIENTE DE ENERGÍA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 3. BREAKDOWN OF CERTAIN BALANCE SHEET ACCOUNTS

	As of August 3,	As of December 31,
	2007	2006

Cash and banks
Local currency banks	13,855,780	4,736,362
Foreign currency banks	580,586	173,708
Cash	7,938	5,663

	14,444,304	4,915,733

Short-term investments
Investments Funds	158,515	172,293
Time deposits	-	4,000,000

	158,515	4,172,293

Trade receivables, net
Current
Billed
Compañía Administradora del Mercado Mayorista Eléctrico
(“CAMMESA”)	7,566,415	4,254,305
Other customers	253,602	262,700
Unbilled
CAMMESA	6,172,607	5,698,679
Other customers	105,000	122,824
In litigation
Comercializadora de Energía del Mercosur (“CEMSA”)	4,701,402	4,701,402

Subtotal	18,799,026	15,039,910
Allowance for doubtful accounts	(1,476)	(1,476)

	18,797,550	15,038,434

Non-current
CAMMESA	3,895,189	2,304,379

	3,895,189	2,304,379

CORPORACIÓN INDEPENDIENTE DE ENERGÍA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 3. BREAKDOWN OF CERTAIN BALANCE SHEET ACCOUNTS (CONTINUED)

	As of August 3,	As of December
	2007	31, 2006

Other receivables, net
Current
Related parties	6,791,084	6,492,539
Advances to suppliers	267,593	263,062
Prepaid expenses	245,488	1,324,508
Tax on assets	363,254	353,170
Allowance over tax on assets	(363,254)	(353,170)
Income tax	-	1,399,748
Value Added Tax (VAT) credit	-	1,161,579
Other	2,005	1,827

	7,306,170	10,643,263

Non-current
Deferred income tax asset	6,567,195	6,547,819
Allowance over deferred income tax asset	(5,145,334)	(4,852,987)
Tax credits	79,620	-
Receivable from shareholders	-	175,276
Other	1,002	1,002

	1,502,483	1,871,110

Inventories
Gas	124,960	129,095

	124,960	129,095

Accounts payable
Current
Provision for invoices to be received in local currency	3,466,418	3,789,751
Provision for invoices to be received in foreign currency	-	453,577
Sundry suppliers in local currency	1,557,730	4,160,094
Related parties	-	1,931,021
Provision for expenses	8,474	-

	5,032,622	10,334,443

Financial debt
Current
Financial loans (“CAMMESA”) (1)	12,591,297	1,399,033
Accrued interest	1,802,766	938,498
Related parties	424,887	424,887

	14,818,950	2,762,418

Non-current
Financial loans (“CAMMESA”) (1)	4,197,094	15,389,358

	4,197,094	15,389,358

(1) Accrues interest at 8.3% rate. Principal is payable in 12 installments due as from November 2007.

CORPORACIÓN INDEPENDIENTE DE ENERGÍA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 3. BREAKDOWN OF CERTAIN BALANCE SHEET ACCOUNTS (CONTINUED)

	As of August 3,	As of December 31,
	2007	2006

Salaries and social security payable
Salaries and social security contributions	1,570,595	969,112
Provision for vacations and other accruals	1,070,413	1,024,444
Accrued bonuses	854,306	960,719

	3,495,314	2,954,275

Taxes payable
Current
Provision for income tax	2,223,246	4,187
Income tax moratorium plan	671,885	624,153
Income tax withholdings and pre-payments	327,260	145,367
Value added tax	1,410,864	-
Value added tax withholdings and collections	559,798	116,425
Provincial taxes	141,501	7,587
Other	3,773	5,819

	5,338,327	903,538

Non-current
Value added tax	637,216	624,153
Income tax moratorium plan	279,952	-

	917,168	624,153

Other liabilities
Current
Directors and syndics fees payable	174.765	-
Other	61,321	19,134

	236,086	19,134

Non-current
Estimated obligation union agreement (Note 9)	1,516,675	1,420,272
Directors’ qualification bonds	1,000	1,000

	1,517,675	1,421,272

NOTE 4. INTERCOMPANY BALANCES AND TRANSACTIONS

At August 3, 2007 and December 31, 2006, intercompany balances were the following:

	Other current	Trade payables /
August 3, 2007	receivables	Financial debt

IPC Operations Limited – Sucursal Argentina (1)	-	424,887
IPC Operations Limited – UK (1)	6,791,084	-

	6,791,084	424,887

December 31, 2006
IPC Operations Limited – Sucursal Argentina (1)	-	2,288,287
IPC Operations Limited – UK (1)	6,492,539	-
Board of Directors	-	67,621

	6,492,539	2,355,908

CORPORACIÓN INDEPENDIENTE DE ENERGÍA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4. INTERCOMPANY BALANCES AND TRANSACTIONS (CONTINUED)

At August 3, 2007 and December 31, 2006, intercompany operations were the following:

	Acquisitions	Selling	Administrative	Financial
		services	services	results

		(Loss) / Earnings

August 3, 2007
IPC Operations Limited – Sucursal
Argentina (1)	-	-	(3,260,950)	-
IPC Operations Limited – UK (1)	-	-	-	298,546

	-	-	(3,260,950)	298,546

December 31, 2006
IPC Operations Limited – Sucursal
Argentina (1)	-	-	(4,620,000)	-
IPC Operations Limited – UK (1)				286,057
Albanesi S.A. (2)	(19,255,180)	-	-	-
Directors	-	(303,090)	-	-

	(19,255,180)	(303,090)	(4,620,000)	286,057

(1) Companies under control of Albanesi S.A.
(2) Parent company of CIESA until August 3, 2007.

NOTE 5. RESTRICTED ASSETS

As established in paragraph 17.2) of the chapter XVII of the Pliego for the Public Bid for the acquisition all the shares in Central Piedra Buena S.A., all the fixed assets transferred in the acquisition shall be destined for the electricity generation business on an ongoing basis. If under any circumstance, at any time or before the term of 25 years counted as from the takeover date fixed assets ceases to be destined for that business, title to such property shall be revoked thereby, and return immediately as of right to ESEBA S.A. or, as the case may be, to Buenos Aires Provincial State.

NOTE 6. GUARANTEES GRANTED

On January 7, 2004, the Company granted to indemnify the Province of Buenos Aires and Banco de la Provincia de Buenos Aires (the Bank) for any claims that these entities might receive in relation to the cancellation of the Share Participation Program of Personnel (PPAP) of CPB and acquisition by the Company of the shares of CPB owned by the PPAP. The guarantee will remain in force during the term for the lapsing of the said claims.

On August 11, 2006, an agreement was signed for the termination of the PPAP trust administration contract dated January 4, 2001, by which the Company agrees to indemnify the Bank for any claim resulting from its participation in the trust administration contract, including those that might be brought about by employees who terminated their employment relationship with CPB for any reason.

CORPORACIÓN INDEPENDIENTE DE ENERGÍA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7. REGULATORY FRAMEWORK

The relevant regulations that affect the Company’s operations are described below.

ES Resolution 240/2003: Fixing of price in the Wholesale Electricity Market (“WEM”)

This resolution determines that the maximum variable cost of production (“CVP”) to be recognized for fixing prices is that of the most inefficient unit using natural gas. The difference between the CVP and the Price of the Node of the thermal machine in operation is included as STD (Temporary Dispatch over cost, Sub-account of the Stabilization Fund). If there are restrictions on the demand, the maximum Spot Price is Ps. 120 per MW. The cost of machine exceeding the cap and the market price will be recognized in the same STD sub account.

As the seasonal price had not followed the evolution of the WEM’s spot price approved by CAMMESA, the resources from the Stabilization Fund were used to meet production costs, for which during the last few years this fund underwent an ongoing definancing.

ES Resolution 406/2003: Payment of receivables to the agents

This resolution has the objective of preserving the supply of demands which are not supported by the Forward Market. Furthermore, it authorizes the use of the resources of the unified Fund of CAMMESA to pay the amounts due to the WEM agents for the transactions they perform (except the credits with the agents of the debt of the Stabilization Fund).

When there are insufficient resources, the resolution establishes a payment order of priority to the agents.

ES Resolution 712/04: FONINVEMEM I

Through this the government set up a fund to make the necessary investments to increase the electricity supply capacity in the WEM (“FONINVEMEM”). Funds are to be applied in the construction of thermal generation plants. FONINVEMEM is administered by CAMMESA.

Through resolutions 826/2004, 1427/2004, 622/05, and 633/05, the Government invited all agents creditors with undetermined maturity of the WEM to state their intention to invest (or not) 65% of the accumulated credits between January 2004 and December 2006.

Funds contributed in the FONINVEMEM I can be collected by the generators in 120 installments, accruing interest at an annual interest rate equivalent to LIBO + 1%, and converted into US$ as from the commercial authorization of the combined cycle of electric plants, provided as from the first quarter to 2010.

Consequently, on December 13, 2005, the agreements to organize the generating companies “Sociedad Termoeléctrica Manuel Belgrano S.A.” and “Sociedad Termoeléctrica José de San Martín S.A.” were executed. Both companies with he object to produce electric power and its commercialization in block and specifically, the management to purchase the equipment, construction, operation and maintenance of a thermal power station.

ES Resolution 564/07: FONINVEMEM II

This resolution created a new FONINVEMEM until the end of 2007. Contributions were reduced from 65% to 50% (of income in case of hydro electrical companies and variable margins in case of thermoelectric ones).

Furthermore, the resolution establishes three alternatives of recovery of funds contributed to FONINVEMEM II. The generators may opt to:

CORPORACIÓN INDEPENDIENTE DE ENERGÍA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7. REGULATORY FRAMEWORK (CONTINUED)

(i) Collect the contributed funds in 120 monthly installments, with an annual interest rate equivalent to LIBO + 2%, with no capitalization of these contributions in the new plants;
(ii) Participate the financing of the remaining investments in thermal generation, in which case the funds contributed will be collected in the same manner as established for FONINVEMEM I and in addition, an ownership in the new plants will be obtained.
(iii) Apply FONINVEMEM credits to new electricity investments, for which certain conditions must be fulfilled such as:
- They should amount to an investment equivalent to three times the value of the receivables.
- They should consist in the contribution for a new generation plant or a new installation of a generation unit within an existing plant.
- They should allow an increase in the height of the hydro electrical plants which implies an increase in generation.
- The energy and capacity reserved be sold in the Forward market (including “Energía Plus”), no exports being permitted for the first 10 years.

The Company and its generation subsidiaries chose to allocate such receivables to alternative projects to invest in new electric generation equipment. Therefore, the required conditions were duly complied with. (a) the investment should be equivalent to three times the value of the receivables; (b) the project should consist of a contribution of a new generating plant or the installation of new generating unit within an already-existing plant; and (c) power and reserved capacity should be sold on the forward market (including Energía Plus) while exports are not allowed for the first 10 years.

Based on the investment projects presented, on June 20, 2008 by means of Brief No. 615, the ES considered verified the Company’s proposal and instructed the OED to pay the 2007 LVFVD, which as of December 31, 2008, had been duly collected.

On July 24, 2008, the ES issued Resolution No. 724/08 by which it authorized the execution of MEM Committed Supply Agreements (the Agreements) with generating agents, related to the repair and or repowering of generation groups and/or related equipment. This applies to those MEM generation agents filing plans to repair and/or repower their generating equipment whose cost exceeds 50% (fifty percent) of revenues expected to receive by the Generation Agent on the “Spot” market during the life of such agreement, related to compensating items subject to subsection (c), Section 4, ES Resolution No. 406/03.

The procedure will consist in the ES evaluating the proposals filed, instructing CAMMESA as to those authorized to enter into a contract, even indicating, if convenient, the granting of loans to the Generation Agent in the event they are required to finance the disbursement to be made to meet the cost of repairs exceeding the compensation to be received for the agreement.

As of the issuance date of these financial statements, the Company and its subsidiaries were evaluating the possible alternative related to enforcement of this Resolution, which were considered to carry out the best estimate as to the collection possibilities of receivables generated during fiscal 2008.

The future evolution of this situation could call for the Government to modify some of the measures adopted or issue additional regulations. Impacts generated by the set of measures adopted to date by the Federal Government on the Company’s, and its subsidiaries´, economic and financial situation as of December 31, 2008, were calculated according to evaluations and estimates carried out by the management when preparing these financial statements and should be read considering such circumstances.

CORPORACIÓN INDEPENDIENTE DE ENERGÍA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7. REGULATORY FRAMEWORK (CONTINUED)

Energy Plus - ES Resolution No. 1281/06

The Energy Secretariat approved Resolution No. 1281/06, in which it is established that the existing energy commercialized in the Spot market will have the following priorities: (1) Demands below 300 KW; (2) Demands over 300 KW with contracts; and (3) Demands over 300 KW without contracts.

It also establishes certain restrictions to the commercialization of electricity, and implements the Energy Plus service, which consist in the offering of additional generation availability by the generating agents. These measures imply the following:

• Hydroelectric and thermal generators without fuel contracts are not allowed to execute any new contract.
• Large Users with a demand over 300 KW (“LU300”) will be only allowed to contract their energy demand in the forward market for the electrical consumption made during the year 2005 (“Base Demand”) with the thermoelectric plants existing in the WEM.
• The new energy consumed by LU300 over the Base Demand must be contracted with new generation at a price freely negotiated between the parties (Energy Plus).
• The New Agents joining the system must contract their whole demand under the Energy Plus service.
• For the new generation plants to be included within the Energy Plus service, they must have fuel supply and transportation contracts.

ES Resolution 599/2007: Natural gas supply

Resolution 599/2007, dated June 14, 2007, approves the proposal for the agreement with the producers of Natural Gas 2007 - 2011, aiming at supplying the domestic demand of that fuel.

Each of the signing producers undertakes to make available to the gas consumers, whose consumptions are a part of the Agreement Demand, the daily volumes which are set forth for said Signing Producer, which have been calculated according to established proportions. The Agreement Demand has been established on the basis of the gas consumption of the natural gas Internal Market of Argentina during 2006.

For the purposes of supplying the Priority Demand and performing a useful and efficient contracting of the corresponding part of the Agreement Volumes, the Signing Producers must satisfy at least the consumption profile verified in each of the supply arrangements to be renewed and corresponding to the consumption of each month of 2006.

Additionally, on October 1, 2008, the ES issued resolution No. 1070/08 setting forth a supplementary agreement with natural gas producers, and which purpose was to establish a contribution by the producers to the trust fund for subsidizing residential liquefied gas consumptions, created by Law No. 26,020. This agreement brought about new benchmark prices for natural gas for the energy sectors including that of generating electricity.

Recognition of Liquid Fuel Costs

On October 29, 2007 the National Energy Secretariat informed that the current variable cost to be recognized to the generators of Ps.7.96/MW, shall be increased in accordance with the consumed liquid fuel, by:

• Gas-oil/Diesel Oil Generation: Ps. 8.61/MW
• Fuel Oil Generation: Ps.5.00/MW

In addition, if a thermal unit generated with natural gas of the company’s own receives a remuneration in which the difference between the maximum recognized variable production cost and the node price is below 5 Ps./MW, the latter value must be recognized.

CORPORACIÓN INDEPENDIENTE DE ENERGÍA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7. REGULATORY FRAMEWORK (CONTINUED)

Benchmark fuel oil price

By means of Brief No. 483/08, the ES instructed CAMMESA to recognize to generators a maximum price of 60.50 US$/barrel plus a 10% related to administrative cost plus freight, for purchases of fuel oil of national origin to generate electric power as from April 24, 2008.

Afterwards, and due to significant variations in the International fuel market as regards to listed prices of crude and its derivatives, the ES issued Brief No. 1381/08 in October 2008, instructing CAMMESA to recognize as from November 1, 2008, to generators acquiring fuel oil with proprietary resources, a weekly price resulting from considering the average of 10 listed prices (based on the benchmark listed price of Base Platts as defined in the resolution) prior to the calculation closing date, less a differential of 2.50 US$/barrel, under FOB La Plata plus 10% of the total purchase cost of fuel, for administrative and financial expenses plus freight cost.

In the case that listed prices on the International market increase, the maximum benchmark price to be recognized will be 60.50 US$/barrel plus 10% (ten percent) of the total purchase cost of fuel for administrative costs plus the freight cost.

NOTE 8. CONTINGENCIES

a. Legal proceedings involving Central Piedra Buena’s real estate

Pursuant to the contracts relating to Central Piedra Buena’s privatization in 1997, the Province of Buenos Aires transferred all the assets comprising the Central Piedra Buena facilities to Central Piedra Buena. Although the real property on which the plant was built was not registered in the name of the Province of Buenos Aires, the Province assumed the obligation to transfer the real property with clear and marketable title to Central Piedra Buena. As of the date of these financial statements, the Province of Buenos Aires has not transferred the real property with clear and marketable title to Central Piedra Buena.

In addition to the transfer of the real property, the Province of Buenos Aires transferred the rights to a 22-kilometer gas pipeline, which runs from Transportadora del Gas del Sur’s General Cerri Plant to Central Piedra Buena’s Plant in Ingeniero White, Province of Buenos Aires, and the rights over a 27-kilometer electricity transmission line, which runs from Central Piedra Buena’s Plant in Ingeniero White, Province of Buenos Aires to Estación Transformadora Bahía Blanca. Both the pipeline and the transmission line were built on third party land. Therefore, the Province of Buenos Aires agreed to create administrative easements on the third party land in order to transfer good title for the use of the pipeline and transmission line. The Province of Buenos Aires has not yet created the administrative easements, and on July 31, 2007, Central Piedra Buena filed an administrative claim against the Province of Buenos Aires seeking the creation of the administrative easements in favor of Central Piedra Buena. As of the date of this financial statements, the petition has not been resolved and Central Piedra Buena has only received some claims from third parties for the use of the land, which could result in Central Piedra Buena being required to pay compensation for the use of the land over which its pipelines run if any judicial action is filed against Central Piedra Buena in the future. No provision has been recognized in this connection.

CORPORACIÓN INDEPENDIENTE DE ENERGÍA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

     (in Argentine Pesos (“Ps.”) – unless otherwise stated)

OTE 8. CONTINGENCIES (CONTINUED)

b. Legal proceedings relating to CEMSA contracts

Central Piedra Buena entered into three twenty-year contracts with CEMSA, an Argentine wholly-owned power trading subsidiary of ENDESA, the Spanish energy company, to supply 350 MW of capacity and energy to CIEN, ENDESA’s trading arm in Brazil, through the interconnection lines built by ENDESA’s two wholly-owned subsidiaries CTM and TESA. Each contract is governed by Argentine law within the framework of WEM.

In March 2005 CEMSA made unilateral changes to the manner in which capacity was liquidated to Central Piedra Buena and to other energy generators. Central Piedra Buena considered these changes to be in contravention with the procedures set forth in the contracts.

By September 2005, Central Piedra Buena had commenced the procedures for amicable resolution of disputes contemplated by the contracts. Having failed to reach an agreement with CEMSA, Central Piedra Buena served notice of termination of the three contracts at the end of November 2005, to become effective 60 days later, in February 2006. In March 2006, Central Piedra Buena called for mediation in respect of the three contracts. Mediation hearings were held between April and May 2006 but did not resolve the disputes.

The main claim corresponding to the first contract (which contemplated the distribution of 250 MW through the Garabí I Line, encompassing only Central Costanera and Central Piedra Buena as generators and Furnas and Tractebel as end off takers) was submitted to the Arbitration Court of the Buenos Aires Stock Exchange at the end of September 2006, in accordance with the dispute resolution procedures contemplated by the contracts. The addendum was completed and submitted at the end of October 2006.

The claim before such arbitration tribunal seeks damages of U.S. $12.2 million for compensatory damages (amounts due and unpaid under the first contract), plus contractual interest of 150% of the Banco Nación discount rate and other termination damages to be determined in the litigation process. Central Piedra Buena could pursue an additional claim for compensatory damages for an estimated amount of U.S. $1.9 million, plus contractual interest and termination damages arising from CEMSA’s breach of the second and third contracts (45 MW and 55 MW, respectively). These two contracts do not contain an arbitration provision and any claim would be brought before the Argentine courts. Compensatory damages including interest under all three contracts amount to approximately U.S. $9.23 million.

During the last half of January 2007, the arbitration tribunal informed Central Piedra Buena of CEMSA’s response to the claim, which was submitted together with a counterclaim in an amount of U.S. $100,000 plus U.S. $800,000 in termination damages, based on CEMSA’s unpaid fees accrued since April 2005. The counterclaim also made further reservations regarding compensation claims from CEMSA’s customers in Brazil. In early March 2007, Central Piedra Buena filed its response to CEMSA’s counterclaim.

As of August 3, 2007 Central Piedra Buena recognizes an account receivable of Ps. 4.7 million with CEMSA related to outstanding balances for operations under these contracts. No allowance related to this receivable has been recognized in these financial statements since a loss was not considered probable.

CORPORACIÓN INDEPENDIENTE DE ENERGÍA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 9. LABOR COMMITMENTS TO CPB PERSONNEL

Under the terms of Article 26 of the Union Agreement, all CPB workers as well as their successors and beneficiaries in the case of workers who die while rendering services, are entitled to a bonus based on their monthly salary and length of service.

At August 3, 2007, the Company recognized an estimated liability of Ps. 1,516,675 in this connection, which has been disclosed under “Other non-current liabilities”.

NOTE 10. INCOME TAX

The breakdown of deferred tax assets and liabilities are as follows:

Items	08.03.07	12.31.06

Tax loss-carry forwards	758,995	819,224
Deferred revenue (Res.406/03 CAMMESA)	(1,062,026)	(628,604)
Accruals and provisions	1,139,791	899,419
Allowance for doubtful accounts	537	537
Fixed assets and intangible assets	319,527	237,798
Other	265,037	366,458

	1,421,861	1,694,832

Below is reconciliation between income tax expensed and the amount resulting from application of the tax rate on the income before taxes:

	For the 215 days period ended August 3, 2007	For year ended December 31, 2006

Income before taxes:	7,839,325	(7,159,919)
Current tax rate	35%	35%

Result for the year at the tax rate	(2,743,764)	2,505,972
Permanent differences:
Inflation adjustment of fixed assets	(458,051)	(731,343)
Non deductible interest and penalties	(404,147)	-
Taxable income	-	(1,137,705)
Goodwill amortization	(144,731)	(244,726)
Increase in valuation allowance of tax loss carryfowards	(284.561)	(147,532)
Others	(66.947)	(133,133)

Tax on assets	-	(9,310)

Total income tax expense	(4,102,201)	102,223

CORPORACIÓN INDEPENDIENTE DE ENERGÍA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 11. DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP

The accompanying consolidated financial statements have been prepared in accordance with Argentine GAAP and the regulations of the CNV, which differs in certain significant respects from US GAAP. Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the SEC.

Differences in measurement methods

As indicated in Note 2, as from March 1, 2003, inflation accounting was discontinued. The following reconciliation does not include the reversal of the adjustments to the consolidated financial statements for the effects of inflation, because, as permitted by the SEC, it represents a comprehensive measure of the effects of price-level changes in the Argentine economy, and as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Argentine GAAP and US GAAP.

The main differences, other than inflation accounting, between Argentine GAAP and US GAAP as they relate to the Company are described below, together with an explanation, where appropriate, of the method used in the determination of the necessary adjustments. References below to “FAS” are to Financial Accounting Standards issued by the Financial Accounting Standards Board in the United States of America while references to “EITF” are consensuses on issues issued by the Emerging Issues Task Force in the United States of America.

NOTE 11. DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

The following tables summarize the main reconciling items between Argentine GAAP and US GAAP:

	For the seven-month and three days period ended August 03, 2007	For the year ended December 31, 2006

Reconciliation of net income:

Net income (loss) under Argentine GAAP	3,737,124	(7,057,696)

US GAAP adjustments:
- Goodwill amortization (a)	413,516	699,217
- Deferred income taxes (c)	458,002	731,343

Net income (loss) under US GAAP
	4,608,642	(5,627,136)

	As of August 03,	As of December 31,
	2007	2006

Reconciliation of shareholders’ equity:

Shareholders’ equity under Argentine GAAP	114,944,307	115,535,920

US GAAP adjustments:
- Goodwill amortization (a)	4,686,527	4,273,011
- Appraisal revaluation of fixed assets (b)	(52,948,300)	(57,277,037)
- Deferred income taxes (c)	(7,940,538)	(8,398,540)

Shareholders’ equity under US GAAP	58,741,996	54,133,354

CORPORACIÓN INDEPENDIENTE DE ENERGÍA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
  (in Argentine Pesos (“Ps.”) – unless otherwise stated)

Description of changes in shareholders’ equity under US GAAP:

	For the seven-month
	and three days	For the year
	period ended August	ended December
	03,	31,
	2007	2006

Shareholders’ equity (deficit) under US
GAAP as of the beginning of the year	54,133,354	68,460,490
Distribution of dividends	-	(8,700,000)
Net income (loss) under US GAAP	4,608,642	(5,627,136)

Shareholders’ equity under US GAAP as of
the end of the year	58,741,996	54,133,354

NOTE 11. DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

a) Goodwill amortization

Under Argentine GAAP, goodwill recorded on the purchase of CPB is being amortized over 10 years.

According to FAS 142 “Goodwill and Other Intangible Assets” as from June 30, 2001, goodwill is no longer amortized. Furthermore, goodwill is reviewed annually for impairment or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

For the year ended December 31, 2006, the effect of not amortizing goodwill of Central Piedra Buena is an increase in net income of Ps.699,217 and the effect on shareholders’ equity as of December 31, 2006 of Ps. 4,237,011.

For the seven-month and three days period ended August 03, 2007, the effect of not amortizing goodwill of Central Piedra Buena is an increase in net income of Ps. 413,516 and the effect on shareholders’ equity as of August 3, 2007 is an increase of Ps. 4,686,527.

b) Appraisal revaluation of fixed assets

Under Argentine GAAP the Company recognized certain fixed assets transferred to the Company on August 20, 1997 at their appraised value as of such date. This appraisal increased the carrying amount of those assets, which was recorded against an appraisal revaluation reserve account in the shareholders’ equity. Under Argentine GAAP, this appraisal revaluation reserve is amortized to income once these assets are amortized, are disposed or their value becomes impaired. Under US GAAP, theses assets should have been recorded at their original cost.

As of August 3, 2008 and December 31, 2006, the effect of reversal of the appraisal revaluation is a decrease in shareholders’ equity of Ps. 52,948,300 and Ps. 57,277,037, respectively.

c) Deferred income taxes

As discussed in Note 2, the Company records income taxes using the liability method. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are also recognized for tax loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recorded or settled. The effect of a change in tax rates is recognized in income in the period when enacted. A valuation allowance is recognized for a component of net deferred tax assets, which is assessed as not recoverable. This standard is similar to the principles of US GAAP set forth in FAS No. 109, “Accounting for Income Taxes”.

CORPORACIÓN INDEPENDIENTE DE ENERGÍA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

Under Argentine GAAP, the Company has treated the differences between the price-level restated amounts of assets and liabilities and their historical basis as permanent differences for deferred income tax calculation purposes. Under US GAAP, the Company applies EITF 93-9, “Application of FASB Statement No.109 in Foreign Financial Statements Restated for General Price-Level Changes”, which requires such differences to be treated as temporary differences in calculating deferred income taxes.

Therefore, for the seven-month and three days period ended August 3, 2007 and the year ended December 31, 2006, the US GAAP reconciling items in net income (loss) reflect the effect of recognition of the inflation adjustment as a temporary difference of Ps. 458,002 (gain) and Ps. 731,343 (gain), respectively.

As of August 3, 2007 and December 31, 2006, the US GAAP reconciling items in shareholder’s equity reflect the effect of recognition of the inflation adjustment as a temporary difference of Ps. 7,940,538 (decrease) and Ps. 8,398,540 (decrease), respectively.

NOTE 11. DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

II. Additional disclosure requirement:

a) Disclosures about fair value of financial instruments

Under Argentine GAAP, there are no specific rules regarding disclosure of fair value of financial instruments.

Under US GAAP the Company follows FAS No. 107, “Disclosures About Fair Value of Financial Instruments”, which requires disclosure of fair value information about financial instruments whether or not recognized in the balance sheet, for which it is practicable to estimate fair value. Financial instruments include such items as to cash and cash equivalents and accounts receivable and other instruments. FAS No. 107 excludes from its disclosure requirements lease contracts and various significant assets and liabilities that are not considered to be financial instruments. FAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” requires reporting entities to disclose certain information for derivative financial instruments and amends FAS No. 107 to include disclosure requirements about financial instruments with off-balance sheet risk of accounting loss.

Fair value estimates are made as of a specific point in time based on the characteristics of the financial instruments and the relevant market information. Where available, quoted market prices are used. In other cases, fair values are based on estimates using other valuation techniques, such as discounting estimated future cash flows using a rate commensurate with the risks involved or other acceptable methods. These techniques involve uncertainties and are significantly affected by the assumptions used and the judgments made regarding risk characteristics of various financial instruments, prepayments, discount rates, estimates of future cash flows, future expected loss experience, and other factors. Changes in assumptions could significantly affect these estimates. Derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in an immediate sale of the instrument. Also, because of differences in methodologies and assumptions used to estimate fair value, the Company’s fair values should not be compared to those of other companies.

Under FAS 107, fair value estimates are based on existing financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Accordingly, the aggregate fair value amount presented does not necessarily represent the underlying value of the Company. For certain assets and liabilities, the information required under FAS 107 is supplemental with additional information relevant to an understanding of the fair value.

The methods and assumptions used to estimate the fair values of each class of financial instrument as of August 3, 2007 and December 31, 2006 are as follows:

CORPORACIÓN INDEPENDIENTE DE ENERGÍA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less, consisting of investment funds and time deposits to be cash and cash equivalents. The carrying amount reported in the balance sheet approximates fair value.

Accounts receivable, net

Carrying amounts are considered to approximate fair value due to the short term nature of these accounts receivables and no significant changes in interest rates. All amounts that are assumed to be uncollectible within a reasonable time are written off and/or reserved.

Long term accounts receivable are valued at nominal value. The values so obtained do not significantly differ from their fair values at each period/year-end.

NOTE 11. DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

Accounts payable

The carrying amount of accounts payable reported in the balance sheet approximates its fair value due to the short term nature of accounts payable and no significant changes in interest rates.

Debt

The fair value of the Company’s financial debt is based on discounted cash flow analyses. As of August 3, 2007 and December 31, 2006, the fair value of financial debt totaled Ps. 19,016 and Ps. 18,151 million, respectively.

Other receivables and other liabilities

The carrying amount of other receivables and other liabilities reported in the balance sheet approximates fair value due to their short-term nature.

b) Deferred income taxes

The income tax expense included in the statement of income and accounted for in accordance with US GAAP is as follows:

	As of August 3,	As of December 31,
	2007	2006

Total income tax (expense) benefit under
Argentine GAAP	(4,102,201)	102,223
US GAAP adjustments:
- Deferred income taxes – inflation adjustment	458,002	731,343

US GAAP adjustments	458,002	731,343

Income tax (expense) benefit under US GAAP	(3,644,199)	833,566

CORPORACIÓN INDEPENDIENTE DE ENERGÍA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 11. DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

Deferred tax assets (liabilities) are summarized as follows:

	As of August 3, 2007

	Argentine	US GAAP	US GAAP
Items	GAAP balance	adjustment	balance

Tax loss-carry forwards	4,842,303	-	4,842,303
Deferred revenue (Res.406/03
CAMMESA)	(1,062,026)	-	(1,062,026)
Accruals and provisions	1,139,791	-	1,139,791
Allowance for doubtful accounts	537	-	537
Fixed assets and intangible assets	319,527	(7,940,538)	(7,621,011)
Other	265,037	-	265,037

Subtotal	5,505,169	(7,940,538)	(2,435,369)
Valuation allowance of tax loss
carryforwards	(4,083,308)	-	(4,083,308)

Net deferred income tax liability	1,421,861	(7,940,538)	(6,518,677)

	As of December 2006

	Argentine	US GAAP	US GAAP
Items	GAAP balance	adjustment	balance

Tax loss-carry forwards	5,672,211	-	5,672,211
Deferred revenue (Res.406/03
CAMMESA)	(628,604)	-	(628,604)
Accruals and provisions	899,419	-	899,419
Allowance for doubtful accounts	537	-	537
Fixed assets and intangible assets	237,798	(8,398,540)	(8,160,742)
Other	366,459	-	366,459
Subtotal	6,547,819,	(8,398,540)	(1,850,720)
Valuation allowance of tax loss
carryforwards	(4,852,987)	-	(4,852,987)

Net deferred income tax liability	1,694,832	(8,398,540)	(6,703,707)

CORPORACIÓN INDEPENDIENTE DE ENERGÍA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 11. DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

A reconciliation of the Argentine Statutory Income Tax rate to the Company’s effective tax rate on net income (loss) is as follows:

	For the seven-month
	and 3 days period	For the year ended
	ended August 3, 2007	December 31, 2006

Income (loss) before taxes:	8,252,841	(6,460,702)
Current tax rate	35%	35%

Result for the year at the tax rate	(2,888,494)	2,261,246
Permanent differences:
Inflation adjustment of fixed assets	(50)	-
Non deductible interests and penalties	(404,147)	-
Taxable income	-	(1,137,705)
Increase in valuation allowance of tax loss
carryfowards	(284,561)	(147,532)
Others	(66,947)	(133,132)
Tax on assets	-	(9,310)
Total income tax (expense) benefit	(3,644,199)	833,566

CORPORACIÓN INDEPENDIENTE DE ENERGÍA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 11. DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

c) Summarized financial information under US GAAP

Presented below is the summarized consolidated balance sheets and statements of income and shareholders’ equity as of August 3, 2007 and December 31, 2006, prepared in accordance with US GAAP, giving effect to differences in measurement methods and classifications as previously discussed.

	As of August 3,	As of December 31,
	2007	2006

Summary of Consolidated Balance Sheet in
accordance with US GAAP

Current assets	40,831,499	34,898,818
Non-current assets	61,616,536	62,368,735

Total assets	102,448,035	97,267,553

Current liabilities	28,946,299	16,996,808
Non-current liabilities	14,759,740	26,137,391

Total liabilities	43,706,039	43,134,199

Shareholders’ equity	58,741,996	54,133,354

Total Liabilities and Shareholders’ Equity	102,448,035	97,267,553

	For the
	seven-month and
	three days period	For the year ended
	ended August 3,	December 31,
	2007	2006

Summary of Consolidated Statement of Income
in accordance with US GAAP

Sales	397,883,469	425,882,205
Cost of sales	(381,711,895)	(422,026,297)

Gross profit	16,171,574	3,855,908

Administrative expenses	(6,748,072)	(9,037,788)

Operating income (loss)	9,423,502	(5,181,880)

Financial and holding results, net	(1,209,188)	(1,278,822)
Other income, net	38,527	-

Income (loss) before taxes and minority interest	8,252,841	(6,460,702)

Income tax and tax on assets	(3,644,199)	833,566
Net income(loss) for the year / period	4,608,642	(5,627,136)

CORPORACIÓN INDEPENDIENTE DE ENERGÍA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 11. DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

	For the
	seven-month and
	three days period	For the year ended
	ended August 3,	December 31,
	2007	2006

Summary of Consolidated Shareholders’ equity
in accordance with US GAAP

Common stock	26,160	26,160
Legal Reserve	5,232	5,232
Voluntary Reserve	65,285,187	65,285,187
Retained earnings	(11,183,225)	(5,556,089)
Net income (loss)	4,608,642	(5,627,136)

Total Shareholders’ equity	58,741,996	54,133,354

d) Concentration of credit risk

Financial instruments which potentially expose the Company to a significant concentration of credit risk consist primarily of cash, short-term investments, trade and other receivables and financial debt. The Company places its cash in high quality financial institutions that are located in Argentina and the United States of America and invest in low risk private and public securities. The Company’s policy is designed to limit exposure to any one institution.

The Company’s trade receivable derived primarily from the sale of electricity. No single customer accounted for more than 10% of revenues for the seven-month and three days period ended August 3, 2007 and for the year ended December 31, 2006.

e) Uncertainty in income taxes

On January 1, 2007 the Company adopted Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109” (“FIN 48”). This interpretation clarifies the accounting for uncertain tax positions recognized in a company’s financial statements in accordance with FAS 109. FIN 48 defines the criteria an individual tax position must meet for any part of the benefit of such position to be recognized in the financial statements. FIN 48 establishes “a more-likely-than-not” recognition threshold that must be met before a tax benefit can be recognized in the financial statements. FIN 48 also provides guidance, among other things, on the measurement of the income tax benefit associated with uncertain tax positions, de-recognition, classification, interest and penalties and financial statement disclosures.

As it is defined in this interpretation, the Company has reassessed whether the “more-likely-than-not” recognition threshold has been met before a tax benefit can be recognized and how much of a tax benefits to recognize in the financial statements. The adoption of FIN 48 did not have an impact on the Company’s financial position. There were no unrecognized tax benefits as of the date of adoption and as of August 3, 2007 and December 31, 2006.

CORPORACIÓN INDEPENDIENTE DE ENERGÍA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 11. DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

The Company is subject to taxation in Argentina. The jurisdictions are subject to examination by tax authorities for tax years after 2003.

The company classifies interest and penalties in the statement of income in financial and holding results.

f) Goodwill

The following table summarizes the changes in the carrying amount of goodwill as of August 3, 2007 and December 31, 2006:

	As of August 3,	As of December 31,
	2007	2006

Central Piedra Buena	6,992,168	6,992,168

Ending Balance	6,992,168	6,992,168

g) Recently issued accounting pronouncements

10. Noncontrolling interest in consolidated financial statements

In December 2007, the FASB issued FAS No. 160, “Noncontrolling interest in consolidated financial statements”. This statement amends Accounting Research Bulletin No. 51, “Consolidated Financial Statements” to establish accounting and reporting standards for the noncontrolling interest in subsidiaries and requires non-controlling interest to be treated as a separate component of equity. FAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Early adoption is prohibited. This statement shall be applied prospectively as of the beginning of the fiscal year in which it is initially adopted, except for the presentation and disclosure requirements which shall be applied retrospectively. The Company will evaluate the impact of FAS No. 160 on its financial statements.

11. Business combinations

FAS No. 141 (Revised) defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control, and apply the same method of accounting (the acquisition method) to all transactions and other events in which one entity obtains control over one or more other businesses. Additionally, establishes principles and requirements for how the acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquisition, and recognizes and measures the goodwill acquired in the business combination if the total acquisition-date fair value of the identifiable net assets acquired is lower than the amount paid plus any non controlling interest. Finally, this Statement determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The company will be evaluating this Statement and applying it prospectively to business combination occurring from fiscal year 2009.

CORPORACIÓN INDEPENDIENTE DE ENERGÍA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 11. DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

12. Disclosures about derivative instruments and hedging activities an amendment of FAS No. 133

In March 2008, the FASB issued FAS No. 161, “Disclosures about derivative instruments and hedging activities an amendment of FAS No. 133”. This Statement requires enhanced disclosures about an entity’s derivative and hedging activities to provide information about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under FAS No. 133 and its related interpretation, and (c) how derivative instruments and related hedged items affected an entity’s financial position, financial performance, and cash flows. This Statement is effective prospectively for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company will evaluate the impact of FAS No. 161 on its financial statements.

13. Determination of the useful life of intangible assets

In April 2008, the FASB issued FASB Staff Position 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP 142-3”). Under FSP 142-3, for renewable intangible assets acquired in fiscal years beginning after 15 December 2008, an entity should consider its own historical experience in renewing or extending similar arrangements when developing its assumptions about renewals or extensions used to determine the useful life of an intangible asset; however, these assumptions should be adjusted for the entity specific factors in paragraph 11 of FAS 142. In the absence of that experience, an entity should consider the assumptions that market participants would use about renewals or extensions (consistent with the highest and best use of the asset by market participants), adjusted for the entity specific factors in paragraph 11 of FAS 142. The Company will evaluate the impact of FSP 142-3 on its financial statements.

14. The hierarchy of generally accepted accounting principles

In May 2008, FAS No. 162 “The hierarchy of generally accepted accounting principles” was issued by the FASB. FAS No. 162, which became effective on November 13, 2008, identifies the sources of accounting principles and the framework for selecting the principles used in preparing the financial statements of nongovernmental entities that are presented in conformity with U.S. GAAP. On March 27, 2009, the FASB issued an Exposure Draft, The Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162, with a comment period ending May 8, 2009. After completion of the comment period, the Board will consider comment letters received and begin redeliberations. The Codification is set to officially launch on July 1, 2009. Once the Codification is approved, all of its content will carry the same level of authority, effectively superseding FAS N0. 162. After that date, only one level of authoritative GAAP will exist. All other literature will be considered non-authoritative. The Codification does not change US GAAP; instead, it introduces a new structure -one that is organized in an easily accessible, user-friendly online research system.

CORPORACIÓN INDEPENDIENTE DE ENERGÍA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 11. DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

15. Determining whether instruments granted in share-based payment transactions are participating securities

In June 2008, the FASB issued Financial Standard Position No. EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities”. This FASB Staff Position (FSP) addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing earnings per share (EPS) under the two-class method described in paragraphs 60 and 61 of FAS No. 128, Earnings per Share. Issue 03-6 provides guidance on share-based payment awards that contain a right to receive dividends declared on the common stock of the issuer that are fully vested. However, in Issue 2(a) the Task Force declined to provide guidance on share-based payment awards that were not fully vested (that is, awards for which the requisite service had not yet been rendered). This FSP shall be effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years. All prior-period EPS data presented shall be adjusted retrospectively (including interim financial statements, summaries of earnings, and selected financial data) to conform with the provisions of this FSP. Early application is not permitted. The implementation of this standard will not have an impact on the Company’s financial statements.

16. Interim disclosures about fair value of financial instruments

In April, 2009 the FASB issued FASB Staff Position No. FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments”. This FASB Staff Position (FSP) amends FAS No. 107, “Disclosures about Fair Value of Financial Instruments”, to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. This FSP also amends APB Opinion No. 28, Interim Financial Reporting, to require those disclosures in summarized financial information at interim reporting periods. This FSP shall be effective for interim reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The Company is evaluating the impact that this FSP will have on its financial statements.

CORPORACIÓN INDEPENDIENTE DE ENERGÍA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 12. SUBSEQUENT EVENTS

On August 13, 2008, the Company and CEMSA reached an agreement in order to resolve the claim submitted to the Arbitration Court of the Buenos Aires Stock Exchange and all pending litigation between them described in note 8.b). As a consequence of the before mentioned agreement, during 2008, the Company recorded a loss amounting to Ps. 3.4 million in the statement of income.

CORPORACIÓN INDEPENDIENTE DE ENERGÍA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 13. OTHER FINANCIAL STATEMENT INFORMATION

The following tables present additional financial statement disclosures required under Argentine GAAP:

a.	Fixed assets, net

b.	Goodwill, net

c.	Allowances and provisions

d.	Cost of sales

e.	Foreign currency assets and liabilities

f.	Other expenses

CORPORACIÓN INDEPENDIENTE DE ENERGÍA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

a. Fixed assets, net

		Original values			Depreciation

Account	At the beginning of the period	Increases	Disposals	At the end of the period	At the beginning of the period	Amount for the period (1)	Disposals	Accumulated at the end of the period	Net book value August 3, 2007	Net book value December 31, 2006

Land	6,213,000	-	-	6,213,000	-	-	-	-	6,213,000	6,213,000
Buildings	64,059,900	-	-	64,059,900	(28,448,507)	(2,444,631)	-	(30,893,138)	33,166,762	35,611,393
Generation
equipment and
machinery	105,344,057	52,173	-	105,396,230	(48,761,549)	(4,488,618)	-	(53,250,167)	52,146,063	56,582,508
Materials and spare
parts	9,865,810	510,258	-	10,376,068	-	-	-	-	10,376,068	9,865,810
Furniture and
fixtures	40,676	11,291	-	51,967	(11,150)	(4,550)	-	(15,700)	36,267	29,526
Computer and
software equipment	301,156	31,204	(4,507)	327,853	(136,819)	(39,085)	901	(175,003)	152,850	164,337
Vehicles	31,480	83,399	-	114,879	(19,939)	(10,954)		(30,893)	83,986	11,541
Total as of
08.03.2007	185,856,079	688,325	(4,507)	186,539,897	(77,377,964)	(6,987,838)	901	(84,364,901)	102,174,996

Total as of

12.31.2006	185,727,675	630,391	(501,987)	185,856,079	(65,692,129)	(11,685,835)	-	(77,377,964)		108,478,115

(1)	Depreciation of the period (including
	disposals)	(6,986,937)
	Reversal of technical revaluation reserve	4,328,737

	Amount included in Note 12 f.	2,658,200

CORPORACIÓN INDEPENDIENTE DE ENERGÍA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

b. Goodwill, net

	Original values	Accumulated	Net book	Net book
Main account		amortization	value as of	value as of
			August 3,	December 31,
			2007	2006

CPB	6,992,1	(4,686,527)	(2,305,641)	(2,719,157)

c. Allowances and provisions

		08.03.2007			12.31.2006

	Balances at			Balances at	Balances at
	the	Net	Decreases	the end of the	the end of the
	beginning of	increases		period	period
	the period

Deducted from assets
Current
Allowance for doubtful accounts	1,476	-	-	1,476	1,476

Subtotal	1,476	-	-	1,476	1,476

Non Current
Allowance over deferred income tax asset	4,852,987	292,347	-	5,145,334	4,852,987

Subtotal	4,852,987	292,347	-	5,145,334	4,852,987

Total allowances deducted from assets	4,854,463	292,347	-	5,146,810	4,854,463

Included in Liabilities
Current
Provision for contingencies	23,000	2,000	-	25,000	23,000
Non Current
Provision for contingencies	304,068	-	(116,803)	187,265	304,068

Total provisions included in liabilities	327,068	2,000	(116,803)	212,265	327,068

d. Cost of sales

	For the seven-month and	For the year ended
	three days period ended	December 31, 2006
	August 3, 2007

Inventory at the beginning of the period	129,095	6,288,512
Cost of generation	381,707,760	415,942,706
Holding results on inventory	-	(75,826)
Inventory at the end of the year	(124,960)	(129,095)

	381,711,895	422,026,297

CORPORACIÓN INDEPENDIENTE DE ENERGÍA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

e. Foreign currency assets and liabilities

	08.03.2007				12.31.2006

	Foreign currency		Exchange	Amount in	Amount in
	class and amounts		rate	Ps.	Ps.

Assets
Current assets

Cash and banks	US$	187,286	3.10	580,586	173,708
Trade receivables	US$	1,516,581	3.10	4,701,402	4,701,402
Other receivables	US$	2,190,672	3.10	6,791,084	6,492,539

Total current assets				12,073,072	11,367,649

Non-current assets

Other receivables	US$	-	-	-	175,276

Total non-current assets				-	175,276

Total assets				12,073,072	11,542,925

Liabilities
Current liabilities

Accounts payable	US$	-	-	-	453,577

Total current liabilities					453,577

Non-current liabilities

Provisions	US$	59,639	3.14	187,265	304,068

Total non-current liabilities				187,265	304,068

Total liabilities				187,265	757,645

US$: U.S. Dollars

CORPORACIÓN INDEPENDIENTE DE ENERGÍA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

f. Other expenses

			For the
			seven-month
			and three days	For the year
	Cost of	Administrative	period ended	ended December
	Generation	expenses	August 3, 2007	31, 2006

Fuel consumption	339,148,024	-	339,148,024	345,095,997
Gas consumption	17,957,173	-	17,957,173	26,624,013
Purchases of energy and power	964,206	-	964,206	2,005,595
Electricity transmission	2,130,715	-	2,130,715	3,455,431
Consumption of water	559,087	-	559,087	646,694
Fixed assets depreciation, net of
the reversal of technical
revaluation reserve
(Intercompany)	2,658,200	-	2,658,200	4,366,334
Salaries	8,154,484	21,696	8,176,180	11,090,662
Social security	2,117,083	5,633	2,122,716	2,924,658
Insurances	1,175,580	-	1,175,580	1,725,806
Fees for services	276,648	5,791,071	6,067,719	6,973,867
Taxes, rates and contributions	610,538	500,325	1,110,863	3,322,371
Maintenance expenses	3,969,433	192,828	4,162,261	9,255,105
Communication	118,653	5,880	124,533	196,934
Office expenses	-	128,365	128,365	258,588
Materials consumption	1,867,936	-	1,867,936	6,805,802
Transport and per diem	-	83,562	83,562	129,337
Other expenses	-	18,712	18,712	103,300

Total at August 3, 2007	381,707,760	6,748,072	388,455,832

Total at December 31, 2006	415,942,706	9,307,788		424,980,494

CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2006 and December 31, 2005 and
for the nine-month periods ended September 30, 2006 and 2005 and the year ended December 31, 2005

Inversora Nihuiles S.A.

Report of Independent Registered Public Accounting Firm

To the board of directors and shareholders of Inversora Nihuiles S.A.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Inversora Nihuiles S.A. and its subsidiaries at September 30, 2006 and December 31, 2005, and the results of its operations and its cash flows for the nine- month period ended September 30, 2006 and for the year ended December 31, 2005, in conformity with accounting principles generally accepted in Argentina. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Accounting principles generally accepted in Argentina vary in certain significant respects from accounting principles generally accepted in the United States of America and as allowed by Item 18 to Form 20-F. Information relating to the nature of such differences is presented in Note 10 to the consolidated financial statements.

PRICE WATERHOUSE & CO. S.R.L.

By: /s/ Ezequiel Mirazón (Partner)

Ezequiel Mirazón

Mendoza, Argentina
August 5, 2008

INVERSORA NIHUILES S.A.

     CONSOLIDATED BALANCE SHEETS
As of September 30, 2006 and December 31, 2005
(In Argentine Pesos (“Ps.”) – unless otherwise stated)

	As of September	As of December
	30, 2006	31, 2005

ASSETS
Current Assets
Cash and banks	1,691,040	516,738
Short-term investments	8,773,199	6,238,435
Trade receivables, net	12,761,657	14,945,107
Other receivables	3,315,831	2,910,318
Other assets	24,491	24,491

Total current assets	26,566,218	24,635,089

Non-Current Assets
Long-term investments	44,044	2,965,568
Trade receivables	31,514,207	16,915,043
Other receivables	37,906	37,906
Fixed assets, net	18,263,940	18,426,423
Intangible assets, net	204,858,593	213,555,574
Goodwill, net	1,775,760	1,851,145

Total non-current assets	256,494,450	253,751,659
Total Assets	283,060,668	278,386,748

LIABILITIES
Current Liabilities
Accounts payable	7,927,793	11,177,941
Salaries and social security payable	945,715	874,359
Taxes payable	8,894,192	6,628,856
Other liabilities	1,621,727	3,619,953

Total current liabilities	19,389,427	22,301,109

Non-Current Liabilities
Taxes payable	10,736,318	7,242,519

Total non-current liabilities	10,736,318	7,242,519
Total Liabilities	30,125,745	29,543,628

Minority Interest	123,003,814	120,929,518

Shareholders’ Equity	129,931,109	127,913,602

Total Liabilities and Shareholders’ Equity	283,060,668	278,386,748

The accompanying notes are an integral part of the consolidated financial statements.

INVERSORA NIHUILES S.A.

     CONSOLIDATED STATEMENT OF INCOME
For the nine-month period ended September 30, 2006 and 2005 and the year ended December 31, 2005
(In Argentine Pesos (“Ps.”) – unless otherwise stated)

	For the		For the
	nine-month	For the year	nine-month
	period ended	ended	period ended
	September 30,	December 31,	September 30,
	2006	2005	2005

	(Audited)	(Audited)	(Unaudited)

Sales	89,969,049	86,297,641	59,997,917
Cost of sales	(59,051,100)	(61,477,742)	(42,880,060)

Gross profit	30,917,949	24,819,899	17,117,857

Selling expenses	(449,648)	(600,193)	(455,862)
Administrative expenses	(2,286,072)	(2,636,459)	(1,750,735)
Goodwill amortization	(75,386)	(100,515)	(75,386)

Operating income	28,106,843	21,482,732	14,835,874

Other income (expenses), net	146,353	(2,427,484)	(836,570)

Financial and holding result, net	(5,753,581)	(6,136,490)	(4,047,262)

Income before income tax and minority interest	22,499,615	12,918,758	9,952,042

Income tax expense	(12,598,748)	(9,379,106)	(6,702,751)
Minority interest	(4,925,360)	(1,812,879)	(1,658,393)

Net income for the period/year	4,975,507	1,726,773	1,590,898

The accompanying notes are an integral part of the consolidated financial statements.

INVERSORA NIHUILES S.A.

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY
For the nine-month period ended September 30, 2006 and 2005 and the year ended December 31, 2005

(In Argentine Pesos (“Ps.”) – unless otherwise stated)

			Inflation
	Common Stock		adjustment of				Total

			common			Retained	Shareholders’
	Shares	Amount	stock	Total	Legal Reserve	earnings	Equity

Balance at December 31, 2004	50,572,000	50,572,000	71,004,090	121,576,090	974,363	7,106,376	129,656,829
Distribution of cash dividends –
April 2005		-	-	-	-	(3,470,000)	(3,470,000)
Net income for the nine-month
period (Unaudited)		-	-	-	-	1,590,898	1,590,898

Balance at September 30, 2005	50,572,000	50,572,000	71,004,090	121,576,090	974,363	5,227,274	127,777,727

Balance at December 31, 2004	50,572,000	50,572,000	71,004,090	121,576,090	974,363	7,106,376	129,656,829
Distribution of cash dividends –
April 2005		-	-	-	-	(3,470,000)	(3,470,000)
Net income for the year		-	-	-	-	1,726,773	1,726,773

Balance at December 31, 2005	50,572,000	50,572,000	71,004,090	121,576,090	974,363	5,363,149	127,913,602

Balance at December 31, 2005	50,572,000	50,572,000	71,004,090	121,576,090	974,363	5,363,149	127,913,602

Ordinary Shareholders’ Meeting
resolution dated - May 2006
Distribution of cash dividends		-	-	-	-	(2,958,000)	(2,958,000)
Increase in legal reserve		-	-	-	86,339	(86,339)	-
Net income for the nine-month
period		-	-	-	-	4,975,507	4,975,507

Balance at September 30, 2006	50,572,000	50,572,000	71,004,090	121,576,090	1,060,702	7,294,317	129,931,109

The accompanying notes are an integral part of these consolidated financial statements.

INVERSORA NIHUILES S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS

For the nine-month period ended September 30, 2006 and 2005 and for the year ended December 31, 2005

(In Argentine Pesos (“Ps.”) – unless otherwise stated)

	For the		For the
	nine-month	For the year	nine-month
	period ended	ended	period ended
	September 30,	December 31,	September 30,
	2006	2005	2005

	(Audited)	(Audited)	(Unaudited)

OPERATING ACTIVITIES
Net income for the period/year	4,975,507	1,726,773	1,590,898
Accrued interest and income taxes	9,401,551	8,038,622	6,449,561
Adjustments to arrive at net cash flows provided by operating activities
Depreciation of fixed assets	979,698	1,288,926	931,010
Amortization of intangible assets	8,696,981	11,595,974	8,696,981
Amortization of goodwill	75,386	100,515	75,386
Other expenses	-	823	823
Discount at present value of receivables	8,304,691	7,107,230	4,060,000
Minority interest	4,925,360	1,812,879	1,658,393
Changes in operating assets and liabilities
Increase in trade receivables	(18,333,195)	(25,333,343)	(12,314,846)
Increase in taxes	3,478,917	4,316,970	1,553,811
(Decrease) Increase in other liabilities	(19,831)	206,316	148,716
Increase in payroll and social security charges	71,358	51,472	343,859
Decrease in accounts payable	(3,250,148)	5,636,935	617,097
Decrease (Increase) in other current and non-current receivables	1,124,487	(541,451)	(734,156)
Appropriation to Employee Stock Ownership Program	(18,499)	(1,614)	(1,614)
Payment of cash dividends	(9,303,521)	(5,080,000)	(5,080,000)
Collection of interest	859,760	480,475	303,885
Payment of interest	(49,775)	(42,779)	(50,694)
Payment of income tax	(10,318,530)	(8,361,586)	(6,870,445)

Net cash flows provided by operating activities	1,600,197	3,003,137	1,378,665
INVESTMENT ACTIVITIES
Acquisition of fixed assets	(817,215)	(748,003)	(310,845)
Purchase of shares	-	(48,918)	-
Decrease (Increase) in investments	2,894,248	(2,535,869)	(616,157)

Net cash flows provided by (used in) investment activities	2,077,033	(3,332,790)	(927,002)

Net increase (decrease) in cash and cash equivalents	3,677,230	(329,653)	451,663
Cash and cash equivalents at the beginning of the period/year	6,704,485	846,391	846,391
Cash and cash equivalents at end of the period/year	10,381,715	516,738	1,298,054

The accompanying notes are an integral part of the consolidated financial statements.

INVERSORA NIHUILES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 1. BUSINESS OF THE COMPANY

Inversora Nihuiles S.A. (the “Company”) is a holding company that owns Class A and Class B shares representing 31% and 20%, respectively, of the voting capital stock of Hidroeléctrica Nihuiles S.A. (“HINISA”), a hydroelectric generation company with an installed capacity of 265.2 MW located in the Province of Mendoza. HINISA operates under a provincial concession for the hydroelectric use of water from the Atuel River, located in the department of San Rafael in the Province of Mendoza (approximately 1,100 km southwest of Buenos Aires) and under a national concession for the generation and commercialization of hydraulic power.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These financial statements are stated in Argentine pesos, and have been prepared in accordance with generally accepted accounting principles used in Argentina (“Argentine GAAP), which differs in certain significant respects from generally accepted accounting principles in the United States of America (“US GAAP”). Such differences involve methods of measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP and the Regulation S-X of the Securities and Exchange Commission (“SEC”). A narrative description of the significant differences between Argentine GAAP and US GAAP as they relate to the Company is set forth in Note 10 to these consolidated financial statements.

Basis of consolidation

The Company has consolidated its balance sheet line by line at September 30, 2006 and December 31, 2005 and the statements of income and cash flows for the nine-month periods ended September 30, 2006 and 2005 and the year ended December 31, 2005 with the financial statements of its subsidiary, following the procedure established by Technical Pronouncement No. 21 of the Argentine Federation of Professional Councils in Economic Sciences.

The Company holds 51% of the shares of HINISA at September 30, 2006 and December 31, 2005.

The consolidated financial statements include the assets, liabilities and results of the subsidiary:

	Hidroeléctrica Los Nihuiles S.A.

	09.30.06	12.31.05

Shares held by Inversora Nihuiles S.A.
Type	Class A shares	Class A shares
Number	33,095,149	33,059,149
Type	Class B shares	Class B shares
Number	21,351,709	21,387,709
Participation in
Total capital	51%	51%
Possible votes	51%	51%

INVERSORA NIHUILES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Presentation of consolidated financial statements in constant Argentine Pesos

The financial statements have been prepared in constant monetary units, reflecting the overall effects of inflation through August 31, 1995. As from that date, in accordance with Argentine GAAP and the requirements of the control authorities, restatement of the financial statements was discontinued until December 31, 2001. As from January 1, 2002, in accordance with Argentine GAAP recognition of the effects of inflation has been resumed.

Use of estimates

The preparation of financial statements at a given date requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Management makes estimates to calculate, at a given moment, for example, the allowance for doubtful accounts, depreciation and amortization, the recoverable value of assets, the income tax charge and provisions for contingencies. Actual results could differ from those estimates.

Cash and cash equivalents

The Company considers all highly liquid temporary investments with an original maturity of three months or less at the time of purchase to be cash equivalents.

Cash has been stated at its face value.

Other receivables and liabilities

Other receivables and liabilities have been valued on the basis of the best estimate of the nominal value of the amounts receivable and payable.

Fixed assets

Fixed assets were valued at original cost adjusted for inflation as indicated in Note 2, and include restated own labor costs associated to works, improvements and projects carried out.

Fixed assets depreciation is calculated by the straight-line method, the rate being calculated based on the useful life assigned to assets. Depreciation is computed by the full year of addition method.

The value of these assets does not exceed their estimated recoverable value.

Intangible assets

Total or aggregate value assigned by the Argentine Government to assets delivered to Hidroeléctrica Los Nihuiles Sociedad Anónima, adjusted for inflation as indicated in Note 2, under the following concession contracts:

  National concession contract (concession for the generation of electricity through the Los Nihuiles system).

  Provincial concession contract (special use of Atuel river waters and provincial public facilities making up the Los Nihuiles hydroelectric system).

The contracts will be in force for 30 years, counted as from project take over, i.e. September 1, 1994.

INVERSORA NIHUILES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Intangible assets (Continued)

The Bidding Terms and Conditions of the Public Tender through which 51% of the shares of HINISA were sold split the assets delivered to the holder of the concession in two: own and assigned assets. Those items are detailed in two chapters of sub-annex II of the Share Transfer Agreement, without including specific values.

Section 56.2 of chapter XVIII of the national concession contract and sections 56.1 and 57.2 of Chapter XIX of the provincial concession contract, establish that at the end of the term of the concession, equipment in the hands of the concession holder must be returned to the provincial government. Equipment comprises assets delivered for use (assigned) and own assets, existing at that date, suitable and sufficient to ensure correct operation of the hydroelectric system.

The original value of the intangible asset “Concession contract” was determined using as basis the amount paid by the majority shareholder of Hidroeléctrica Los Nihuiles Sociedad Anónima (Inversora Nihuiles S.A.) to acquire 51% of the capital stock of that concession holder, plus the portion of capital originally held by the National Government (49%). That value was specifically established by the Ordinary and Extraordinary Shareholders’ meeting held on May 31, 1994.

The intangible asset is amortized by the straight-line method. Amortization is computed on a monthly basis, over 30 years (term of the concession) as from September 1, 1994, date of take over of the premises.

The intangible asset “Concession contract” was valued at cost, adjusted for inflation as indicated in Note 2.

Net book value at year end does not exceed its estimated recoverable value..

Goodwill

This caption includes goodwill resulting from the acquisition of 51% of the shares in Hidroeléctrica Los Nihuiles Sociedad Anónima. The related items have been adjusted for inflation following the guidelines detailed in Note 2., being amortized on a straight-line basis over 30 years (the term of the concession awarded to Hidroeléctrica Los Nihuiles S.A. to operate the Los Nihuiles hydroelectric power station).

The net book value at period end does not exceed its estimated recoverable value.

Impairment of long-lived assets

The Company periodically evaluates the carrying value of its long-lived assets and certain intangible assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying value of a long-lived asset is considered impaired by the Company when the expected cash flows, discounted and without interest cost, from such an asset, is less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. If previously an impairment loss has been recognized it should only be reversed when there is a subsequent change in estimates used to compute the fair value of the asset. In that event, the new carrying amount of the asset should be the lower of its fair value or the net carrying amount the asset would have had if no impairment had been recognized.

Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currencies are translated at the prevailing exchange rates at year-end. Transactions denominated in foreign currencies are translated into local currency at the prevailing exchange rates on the date of transaction settlement.

INVERSORA NIHUILES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Allowances and provisions

The Company provides for losses relating to accounts receivables. The allowance for losses is recognized when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the terms of the agreements.

The Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings. The Company accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated.

Taxes

Income tax

The Company has recognized the income tax charge according to the deferred tax liability method, thus considering the temporary differences between the carrying amounts of existing assets and liabilities and their respective tax basis.

The Company’s balance sheet shows a deferred tax asset derived from accumulated tax loss carry-forwards amounting to Ps. 153,527 and a deferred tax liability of Ps.700 generated by other temporary items at year end.

At September 30, 2006, the tax loss carry-forwards amounted to Ps. 438,648 and may be offset against future years’ taxable income within the next 5 years, as established by current tax regulations.

The Company has included its loss carry-forwards in the calculation of the deferred tax only up to the amount of its deferred liability because it considers its recovery to be unlikely at the date of issue of these financial statements. Therefore, no deferred tax balances are shown on the balance sheet and no effect has been caused on results.

Tax on assets

The Company determines the asset tax at the statutory rate of 1% of the computable assets at year end. This tax is supplementary to the income tax. The Company’s tax liability for each year is to coincide with the higher of the two taxes. However, if the asset tax were to exceed income tax in a given fiscal year, such excess may be computed as a payment on account of the income tax to be generated in any of the next 10 fiscal years.

The Company has recognized the asset tax paid as a credit, because it estimates it will be able to compute it as a payment on account of income tax to be determined in future fiscal years.

Revenue recognition

Revenue is recognized when it is realized or realizable and earned when the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered; the prices are fixed or determinable; and collectability is reasonably assured.

INVERSORA NIHUILES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 3. BREAKDOWN OF CERTAIN BALANCE SHEET ACCOUNTS

At September 30, 2006 and December 31, 2005 items are broken down as follows:

	As of September 30,	As of December 31,
	2006	2005

Cash and banks
Cash	9,525	5,675
Banks	1,681,515	511,063

	1,691,040	516,738

Trade receivables
Current
Trade debtors – spot market – CAMMESA	4,303,179	3,962,025
FONINVEMEM(1)	4,884,529	6,249,761
Trade receivables from WEM customers	3,978,389	5,137,761
Subtotal	13,166,097	15,349,547

Allowance for doubtful accounts	(404,440)	(404,440)

	12,761,657	14,945,107

Non-current
Trade receivables – spot market – CAMMESA	-	104,878
FONINVEMEM	31,514,207	16,810,165

	31,514,207	16,915,043

(1) Fondo para Inversiones Necesarias que permitan incrementar la Oferta de Energía Eléctrica en el Mercado Eléctrico Mayorista (“FONINVEMEM”).

INVERSORA NIHUILES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 3. BREAKDOWN OF THE MAIN ACCOUNTS (CONTINUED)

	As of September 30,	As of December 31,
	2006	2005

Other receivables
Current
Income tax advances and withholdings	1,122	352
Pre-paid insurance	817,802	531,391
Related parties	71,585	43,613
Advances to suppliers	161,802	894,782
Social security credits	2,180,065	1,229,274
Tax Law No. 25413	19,616	10,461
Miscellaneous	63,839	200,445

	3,315,831	2,910,318

Non-current
Asset tax credit	23,366	23,366
Asset tax advances	14,540	14,540

	37,906	37,906

Accounts payable
Local suppliers, provisions and sundry	1,381,671	2,912,716
Directors’ guarantees	600	600
Purchase of energy: CAMMESA	3,826,123	5,011,481
Fees and expenses payable	55,690	18,250
Fees	465,810	496,702
Royalties	1,397,545	1,490,225
Related parties - Technical operator’s fees	522,912	872,860
Related parties – other	142,172	142,172
Provision for Director and Syndic fees	135,270	232,935

	7,927,793	11,177,941

Taxes payable
Current
Income tax provision	12,764,335	9,630,000
Income tax advances and withholdings	(5,515,822)	(4,827,292)

Subtotal	7,248,513	4,802,708
VAT provision – fiscal debit – spot market	1,411,404	1,430,725
National Energy Fund	171,119	293,096
National Energy Law	22,043	20,196
Withholdings payable	32,396	70,282
Others	8,717	11,849

	8,894,192	6,628,856

Non-current
Net deferred tax liability	2,829,270	2,994,857
Value added tax debit	7,907,048	4,247,662

	10,736,318	7,242,519

INVERSORA NIHUILES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 3. BREAKDOWN OF THE MAIN ACCOUNTS (CONTINUED)

	As of September 30,	As of December 31,
	2006	2005

Other liabilities
Dividends payable	926,486	2,900,000
Customer guarantees on sales	695,241	670,428
Miscellaneous	-	49,525

	1,621,727	3,619,953

			For the
		For the year	nine-month
	For the nine-month	ended	period ended
	period ended	December 31,	September 30,
Financial and holding results, net	September 30, 2006	2005	2005

	(Audited)	(Audited)	(Unaudited)

Interest income	3,275,540	1,392,823	329,386
Interest expense	(49,771)	(42,781)	(50,695)
Gain from government securities	-	-	808
Bank commissions and expenses	(576,086)	(460,709)	(350,393)
Other financial expenses	(48,868)	(25,745)	(25,745)
Foreign currency exchange difference	(49,705)	103,941	106,975
Discount at present value of receivables	(8,304,691)	(7,107,230)	(4,060,000)
Sundry	-	3,211	3,210

	(5,753,581)	(6,136,490)	(4,047,262)

INVERSORA NIHUILES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4. REGULATORY FRAMEWORK

The relevant regulations that affect the Company’s operations, classified by segment, are described below.

ES Resolution 240/2003: Fixing of price in the Wholesale Electricity Market (“WEM”)

This resolution determines that the maximum variable cost of production (“CVP”) to be recognized for fixing prices is that of the most inefficient unit using natural gas. The difference between the CVP and the Price of the Node of the thermal machine in operation is included as STD (Temporary Dispatch over cost, Sub-account of the Stabilization Fund). If there are restrictions on the demand, the maximum Spot Price is Ps. 120 per MW. The cost of machine exceeding the cap and the market price will be recognized in the same STD sub account.

ES Resolution 406/2003: Payment of receivables to the agents

This resolution has the objective of preserving the supply of demands which are not supported by the Forward Market. Furthermore, it authorizes the use of the resources of the unified Fund of CAMMESA to pay the amounts due to the WEM agents for the transactions they perform (except the credits with the agents of the debt of the Stabilization Fund).

When there are insufficient resources, the resolution establishes a payment order of priority to the agents.

ES Resolution 712/04: FONINVEMEM I

Through this the government set up a fund to make the necessary investments to increase the electricity supply capacity in the WEM (“FONINVEMEM”). Funds are to be applied in the construction of thermal generation plants. FONINVEMEM is administered by CAMMESA.

Through resolutions 826/2004, 1427/2004, 622/05, and 633/05, the Government invited all agents creditors with undetermined maturity of the WEM to state their intention to invest (or not) 65% of the accumulated credits between January 2004 and December 2006.

Funds contributed in the FONINVEMEM I can be collected by the generators in 120 installments, accruing interest at an annual interest rate equivalent to LIBO + 1%, and converted into US$.

ES Resolution 564/07: FONINVEMEM II

This resolution created a new FONINVEMEM until the end of 2007. Contributions were reduced from 65% to 50% (of income in case of hydro electrical companies and variable margins in case of thermoelectric ones).

Furthermore, the resolution establishes three alternatives of recovery of funds contributed to FONINVEMEM II. The generators may opt to:

(i) Collect the contributed funds in 120 monthly installments, with an annual interest rate equivalent to LIBO + 2%, with no capitalization of these contributions in the new plants;
(ii) Participate the financing of the remaining investments in thermal generation, in which case the funds contributed will be collected in the same manner as established for FONINVEMEM I and in addition, an ownership in the new plants will be obtained.
(iii) Apply FONINVEMEM credits to new electricity investments, for which certain conditions must be fulfilled such as:
- They should amount to an investment equivalent to three times the value of the receivables.
- They should consist in the contribution for a new generation plant or a new installation of a generation unit within an existing plant.
- They should allow an increase in the height of the hydro electrical plants which implies an increase in generation.
- The energy and capacity reserved be sold in the Forward market (including “Energía Plus”), no exports being permitted for the first 10 years.

INVERSORA NIHUILES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4. REGULATORY FRAMEWORK (CONTINUED)

ES Resolution 1281/06: Energy Plus

The Energy Secretariat approved Resolution 1281/2006, in which it is established that the existing energy commercialized in the Spot market will have the following priorities: (1) Demands below 300 KW; (2) Demands over 300 KW with contracts; and (3) Demands over 300 KW without contracts.

It also establishes certain restrictions to the commercialization of electricity, and implements the “Energy Plus” (“Energía Plus”) service, which consist in the offering of additional generation availability by the generating agents. These measures imply the following:

• Hydroelectric and thermal generators without fuel contracts are not allowed to execute any new contract.
• Large Users with a demand over 300 KW (“LU300”) will be only allowed to contract their energy demand in the forward market for the electrical consumption made during the year 2005 (“Base Demand”) with the thermoelectric plants existing in the WEM.
• The new energy consumed by LU300 over the Base Demand must be contracted with new generation at a price freely negotiated between the parties (Energy Plus).
• The New Agents joining the system must contract their whole demand under the Energy Plus service.
• For the new generation plants to be included within the Energy Plus service, they must have fuel supply and transportation contracts.

ES Resolution 599/2007: Natural gas supply

Resolution 599/2007, dated June 14, 2007, approves the proposal for the agreement with the producers of Natural Gas 2007 - 2011, aiming at supplying the domestic demand of that fuel.

Each of the signing producers undertakes to make available to the gas consumers, whose consumptions are a part of the Agreement Demand, the daily volumes which are set forth for said Signing Producer, which have been calculated according to established proportions. The Agreement Demand has been established on the basis of the gas consumption of the natural gas Internal Market of Argentina during 2006.

For the purposes of supplying the Priority Demand and performing a useful and efficient contracting of the corresponding part of the Agreement Volumes, the Signing Producers must satisfy at least the consumption profile verified in each of the supply arrangements to be renewed and corresponding to the consumption of each month of 2006.

Recognition of Liquid Fuel Costs

On October 29, 2007 the National Energy Secretariat informed that the current variable cost to be recognized to the generators of Ps.7.96/MW, shall be increased in accordance with the consumed liquid fuel, by:

• Gas-oil/Diesel Oil Generation: Ps. 8.61/MW
• Fuel Oil Generation: Ps.5.00/MW

In addition, if a thermal unit generated with natural gas of the company’s own receives a remuneration in which the difference between the maximum recognized variable production cost and the node price is below 5 Ps./MW, the latter value must be recognized.

INVERSORA NIHUILES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 5. INCOME TAX

The breakdown of deferred tax assets and liabilities are as follows:

	As of September	As of December
Items	30, 2006	31, 2005

Fixed assets	(2,800,776)	(2,978,025)
Allowance for doubtful accounts	87,622	64,688
Social benefits	(16,445)	-
Technical operators’ fee	(99,671)	(81,520)

Net deferred income tax liability	(2,829,270)	(2,994,857)

Below is the reconciliation between income tax expensed and the amount resulting from application of the tax rate on the income before taxes:

	For the nine-month period ended		For the year
	September 30,		ended December

			31, 2005
	2006	2005

Income before taxes and minority interest:	22,499,615	12,918,758	9,952,042
Current tax rate

Result for the year at the tax rate	(7,874,865)	(4,521,565)	(3,483,215)
Permanent differences:
Allowance for trade receivables measured at present
value	(2,906,642)	(1,421,000)	(2,487,530)
Elimination of inflation adjustment	(1,756,448)	(1,759,538)	(2,313,975)
Other	(60,793)	(1,677,003)	1,581,969

Total income tax expense	(12,598,748)	(9,379,106)	(6,702,751)

NOTE 6. RELATED PARTIES

As of September, 2006 and December 31, 2005, balances with related parties were the following:

	As of	As of
	September 30,	December 31,
	2006	2005

Other receivables
Hidroeléctrica Diamante S.A.	71,585	43,613
Accounts payable
EDF (Technical operator)	665,084	1,015,032

INVERSORA NIHUILES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 6. RELATED PARTIES (CONTINUED)

At September 30, 2006 and 2005 and December 31, 2005, operations with related parties were the following:

	For the nine-month period ended		For the year
	September 30,		ended December

	2006	2005	31, 2005

Generation costs
EDF (Technical operator)	1,642,429	1,578,615	1,092,239

Other income
Hidroeléctrica Diamante S.A.	60,983	7,189	2,509

Other expense
Hidroeléctrica Diamante S.A.	325,773	410,472	307,854

NOTE 7. COMMON STOCK

The capital status at September 30, 2006 and December 31, 2005 is the following:

		APPROVED BY

				Date of
				registration
Capital	Amount	Date	Body	with the Public
				Registry of
				Commerce

	Ps.

Registered, subscribed and paid-up	12,000	02.10.94	Corporate By-laws	02.16.94

Registered, subscribed and paid-up	56,000,000	02.28.95	Extraordinary Meeting of Shareholders	05.15.96

Capital reduction	(1,700,000)	10.28.98	Extraordinary Meeting of Shareholders	10.28.98

Capital reduction	(1,240,000)	09.14.99	Extraordinary Meeting of Shareholders	09.15.99

Capital reduction	(2,500,000)	10.15.01	Extraordinary Meeting of Shareholders	Pending

At September, 30, 2006	50,572,000

At December 31, 2005	50,572,000

The capital stock is made up of 50,572,000 ordinary, book-entry shares with a face value of Ps. 1 each and entitled to one vote per share.

INVERSORA NIHUILES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 8. RESTRICTIONS ON PROFIT DISTRIBUTIONS

In accordance with sect. 70 of Law 19,550, 5% of the net profit for the year must be allocated to the setting up of the Legal Reserve, until the latter is equivalent to 20% of the capital stock. This requirement must be taken into account at the time of deciding on the distribution of profits.

Furthermore, subsidiary Hidroeléctrica Los Nihuiles S.A. is also subject to the following restrictions on the distribution of its profits:

  Allocation to Legal Reserve: In accordance with sect. 70 of Law 19,550, 5% of the net profit for the year must be allocated to the setting up of the Legal Reserve, until the latter is equivalent to 20% of the capital stock. This requirement must be taken into account at the time of deciding on the distribution of profits.

  Employee Stock Ownership Program: The Contract for the transfer of 51% of the shares of Hidroeléctica Los Nihuiles Sociedad Anónima, Chapter X Sect. 10.4, indicates that the company holding the concession (Hidroeléctrica Los Nihuiles Sociedad Anónima), must collaborate in the implementation of an Employee Stock Ownership Program following the guidelines laid down in Chapter XIII of the Terms and Conditions. This program has been implemented. Among other matters, the regime establishes that 0.5% of the profits for the year should be allocated to Company employees through this program.

NOTE 9. COMMITMENTS

In accordance with point 12.13 of Chapter XII of the Terms and Conditions for the sale of 51% of the share capital of HINISA, the Class B shares are freely available and are to be transferred by means of a public offering.

In addition, it has been stipulated that the concession-holder should take the necessary steps for the Company to list its shares on the Stock Exchange.

Point 12.14 of Chapter XII of the Terms establishes that the transfer of such shares by public offering shall be mandatory once the Government of the Province of Mendoza transfers its Class C shares to retail investors resident in the Province of Mendoza. By the end of the period, the Government of the Province of Mendoza had not performed any transfer of the Class C shares to retail investors resident in the Province of Mendoza.

On March 9, 2006 the Provincial Executive, by means of the Ministry of the Environment and Public Works, issued Decree 334 resolving the sale of 37% of the capital stock of the Company, represented by Class C shares to minority investors resident in the Province of Mendoza by means of a procedure guaranteeing that no purchaser of shares of this class could become the owner of more than 5% of the capital stock, and that no holder of Class A shares could become the holder of any other class of shares. The same decree authorized the Ministry of the Environment and Public Works and Economy to carry out the necessary procedures to put into effect the irrevocable sale mandate granted by the holder of Class B shares to the Provincial Government.

On September 7, 2006 the legislature of the province of Mendoza approved Decree No. 334 dated March 9, 2006 resolving the sale of 37% of the capital stock of HINISA, represented by class C shares, to institutional minority investors resident in the Province of Mendoza.

INVERSORA NIHUILES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 10. DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP

The accompanying consolidated financial statements have been prepared in accordance with Argentine GAAP, which differs in certain significant respects from US GAAP. Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the SEC.

Differences in measurement methods

The main differences, other than inflation accounting, between Argentine GAAP and US GAAP as they relate to the Company are described below, together with an explanation, where appropriate, of the method used in the determination of the necessary adjustments. References below to “FAS” are to Financial Accounting Standards issued by the Financial Accounting Standards Board in the United States of America while references to “EITF” are consensuses on issues issued by the Emerging Issues Task Force in the United States of America.

a) Investments in marketable securities

Under Argentine GAAP, the Company’s investments in debt and equity securities are carried at market value with unrealized gains and losses, if any, included in the statement of income.

Under US GAAP, the Company has classified theses investments as available-for-sale and is carrying these investments at fair value with material unrealized gains and losses, if any, included in the shareholders’ equity in accordance with FAS No.115 “Accounting for Certain Investments in Debt and Equity Securities”. Specific identification was used to determine cost in computing realized gain or loss. The Company’s investments are considered available-for-sale as these securities could potentially be sold in response to needs for liquidity, changes in the availability of and the yield on alternative instruments or changes in funding sources or terms.

Management determines the appropriate classification of debt and equity securities at the time of purchase and reevaluates such designation as of each balance sheet date. FAS No. 115 also states that for individual securities classified as available-for-sale an enterprise shall determine whether a decline in fair value below the amortized cost basis is other than temporary. In such event, accumulated unrealized losses included in other comprehensive income shall be reclassified into the statement of income.

INVERSORA NIHUILES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 10. DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

b) Deferred income taxes

As discussed in Note 2, the Company records income taxes using the liability method. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are also recognized for tax loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recorded or settled. The effect of a change in tax rates is recognized in income in the period when enacted. A valuation allowance is recognized for a component of net deferred tax assets, which is assessed as not recoverable. This standard is similar to the principles of US GAAP set forth in FAS No. 109, “Accounting for Income Taxes”.

Under Argentine GAAP, the Company has treated the differences between the price-level restated amounts of assets and liabilities and their historical basis as permanent differences for deferred income tax calculation purposes.. Under US GAAP, the Company applies EITF 93-9, “Application of FASB Statement No.109 in Foreign Financial Statements Restated for General Price-Level Changes”, which requires such differences to be treated as temporary differences in calculating deferred income taxes.

In reconciling net income from Argentine GAAP to US GAAP the recognition of deferred income taxes on other reconciling items should be also considered.

c) Goodwill amortization

Under Argentine GAAP, goodwill recorded on the purchase of HINISA is being amortized over 30 years.

According to FAS 142 “Goodwill and Other Intangible Assets” as from June 30, 2001, goodwill is no longer amortized. Furthermore, goodwill is reviewed annually for impairment or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

INVERSORA NIHUILES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 11. OTHER FINANCIAL STATEMENT INFORMATION

The following tables present additional financial statement disclosures required under Argentine GAAP:

a.	Fixed assets, net

b.	Short-term investments / Long-term investments

c.	Intangible assets, net

d.	Goodwill, net

e.	Allowances and provisions

f.	Cost of sales

g.	Breakdown of receivables and debts according to due dates and interest rates accrued

h.	Foreign currency assets and liabilities

i.	Other expenses

INVERSORA NIHUILES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

a. Fixed Assets, net

	09.30.2006

	Original values			Depreciation			09.30.2006	12.31.2005

Account	At the beginning of the year	Increases	At the end of the year	At the beginning of the year	Amount for the year	Accumulated at the end of the year	Net book value	Net book value

Properties	1,494,570	-	1,494,570	361,170	22,264	383,434	1,111,136	361,169
Improvements over properties	901,898	-	901,898	185,326	13,528	198,854	703,044	185,325
Furniture and fixtures	713,748	7,778	721,526	640,902	9,756	650,658	70,868	640,902
Installations	236,155	-	236,155	171,221	17,712	188,933	47,222	171,221
Vehicles	742,394	163,074	905,468	716,455	16,849	733,304	172,164	716,455
Computer equipment	639,436	55,114	694,550	578,635	65,871	644,506	50,044	578,635
Transformers	1,231,101	-	1,231,101	280,785	42,035	322,820	908,281	280,785
Equipment and accessories	489,894	290,319	780,213	79,295	20,665	99,960	680,253	79,296
Telecommunication equipment	250,275	22,976	273,251	172,280	32,238	204,518	68,733	172,281
Centrals authomatization	6,901,828	-	6,901,828	2,041,396	234,382	2,275,778	4,626,050	2,041,396
Telecommand system	2,217,635	-	2,217,635	702,981	75,080	778,061	1,439,574	702,981
Improvements on centrals	804,537	-	804,537	168,292	28,712	197,004	607,533	168,292
Civil work	62,937	15,852	78,789	9,047	2,425	11,472	67,317	9,048
Tools and machinery	415,753	25,482	441,235	325,480	32,323	357,803	83,432	325,479
Work and compulsory work
performed	10,731,821	-	10,731,821	3,611,500	365,858	3,977,358	6,754,463	3,611,500
Work in progress	637,206	236,620	873,826	-	-	-	873,826	-

Total as of 09.30.2006	639,436	55,114	694,550	10,044,765	979,698	11,024,463	18,263,940

Total as of 12.31.2005	1,231,101	-	1,231,101	8,755,839	1,288,926	10,044,765		18,426,423

INVERSORA NIHUILES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

b. Short-term investments

	As of September	As of December
	30, 2006	31, 2005

Current
Time deposits	5,538,218	3,147,059
Euro 2028 par bonds	53,040	53,040
Participation in mutual investment funds	3,181,941	3,038,336

	8,773,199	6,238,435

Non-current
Time deposit	-	2,916,650
Shares in Termoeléctrica José de San Martín	22,022	24,459
Shares in Termoeléctrica Manuel Belgrano	22,022	24,459

	44,044	2,965,568

INVERSORA NIHUILES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

c. Intangible assets, net

	Original values	Accumulated depreciation			Net book	Net book

Main account	At the beginning and	At the	Amount for the	At the end of	value as of	value as of
	the end of the period	beginning of year	the year	the year	09.30.2006	12.31.2005

Concession contract	347,879,222	134,323,648	8,696,981	143,020,629	204,858,593

Total as of 09.30.2006	347,879,222	134,323,648	8,696,981	143,020,629	204,858,593

Total as of 12.31.2005	347,879,222	122,727,674	11,595,974	134,323,648		213,555,574

d. Goodwill, net

	Original	Accumulated	Net book	Net book
Main account	values	amortization	value as of	value as of
			09.30.2006	12.31.2005

Goodwill	3,015,440	(1,239,680)	1,775,760	1,851,145

Total as of 09.30.2006	3,015,440	(1,239,680)	1,775,760

Total as of 12.31.2005	3,015,440	(1,164,295)		1,851,145

e. Allowances and provisions

	09.30.2009				12.31.2005

				Balances at the	Balances
	Balances at the			end of the	at the
	beginning of			nine-month	beginning
	the period	Increases	Decreases	period	of the year

Deducted from assets
Current
Allowance for doubtful accounts	(9,193)	-	-	(9,193)	(9,193)

Non Current
Allowance for measurement at present value of trade
receivables	(4,070,176)	(5,972,460)	-	(10,042,636)	(4,070,176)

Total allowances deducted from assets	(4,079,369)	(5,972,460)	-	(10,051,829)	(4,079,369)

Total as of 09.30.2006	(4,079,369)	(5,972,460)	-	(10,051,829)

Total as of 12.31.2005	(2,393,231)	(3,438,980)	1,762,035		(4,070,176)

f. Cost of sales

	For the nine-month period ended		For the year
	September 30,		ended December

	2006	2005	31, 2005

Purchases of energy	32,178,659	20,367,870	28,834,559
Cost of generation	26,872,441	22,512,190	32,643,183

	59,051,100	42,880,060	61,477,742

INVERSORA NIHUILES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

g. Breakdown of receivables and debts according to due dates and interest rates accrued

Assets

	Investments	Trade	Other receivables
		receivables

		Ps.

Falling due within 2006
4th quarter	8,720,159	11,033,994	2,263,329
Falling due within 2007
1st quarter	-	2,132,103	229,821
2nd quarter	-	-	600,607
3rd quarter	-	-	158,235
Falling due within 2008	53,040	50,422,766	-

Subtotal	8,773,199	63,588,863	3,251,992

No stated due date	44,044		101,745

Allowance for doubtful accounts	-	(404,440)	-
Allowance for trade receivables measured at
present value (Resolution 406/03)	-	(18,908,559)	-

Total	8,817,243	44,275,864	3,353,737

Non-interest bearing	97,084	-	3,290,593
Accruing interest	-	-	63,144
At a variable interest rate	8,720,159	44,275,864	-

Falling due within 2008	8,817,243	44,275,864	3,353,737

Liabilities

	Accounts	Salaries and social	Taxes payable	Other
	Payable	security payable		liabilities

	Ps.

Falling due within 2006
4th quarter	7,116,838	342,493	1,645,679	926,486
Falling due within 2007
1st quarter	-	213,716	-	-
2nd quarter	533,512	309,801	-	-
3rd quarter	135,271	79,705	7,248,513	-
Falling due within 2008	-	-	10,736,318	-

Subtotal	7,785,621	945,715	19,630,510	926,486

No stated due date	142,172	-	-	695,241

Total	7,927,793	945,715	19,630,510	1,621,727

Non-interest bearing	7,927,793	945,715	19,630,510	926,486
Accruing interest
At a variable interest rate	-	-	-	695,241

Total	7,927,793	945,715	19,630,510	1,621,727

INVERSORA NIHUILES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

h. Foreign currency assets and liabilities

	09.30.2006				12.31.2005

	Foreign currency class		Exchange	Amount in Ps.	Amount in Ps.
	and amounts		rate

Asset
Current assets
Cash and banks	US$	4,641	3,064	14,221	14,412

Total assets				14,221	14,412

Liabilities
Current liabilities
Related parties - other	Euros	36,111	3,937	142,172	142,172
Technical operators’ fee	Euros	106,896	3,937	522,912	872,860

				665,084	1,015,032

US$: United States Dollars
Euro: Euros

i. Other expenses

				For the
	Expenses for			nine-month

				period ended
				September 30,
	Generation	Administration	Selling	2006

Provincial royalties	6,589,202	-	-	6,589,202
Amortization of concession contract	8,696,981	-	-	8,696,981
Salaries and social security	2,299,382	906,635	205,598	3,411,615
Cannon	2,196,400	-	-	2,196,400
Technical operator assistance	1,642,429	-	-	1,642,429
Transmission of electricity	849,904	-	-	849,904
Fees for services	334,739	476,814	54,302	865,855
Insurance	459,261	2,842	1,190	463,293
Maintenance	1,212,977	23,104	-	1,236,081
Depreciation of fixed assets	881,354	69,824	28,520	979,698
Illumination, gas and telephone	309,312	60,074	-	369,386
Spare parts and repairs	516,477	-	-	516,477
Transport and per diem	266,839	36,877	19,528	323,244
Taxes, rates and contributions	181,039	63,445	-	244,484
Participation in CAMMESA’s expenses	134,605	-	-	134,605
Directors’ and Syndics’ fees	-	135,270	-	135,270
Other personal expenses	111,126	177,757	8,575	297,458
Office expenses	9,081	46,087	-	55,168
Official stamp taxes	15,679	10,989	-	26,668
Doubtful accounts	-	-	3,882	3,882
Other expenses	165,654	276,354	128,053	570,061

Total at September 30, 2006	26,872,441	2,286,072	449,648	29,608,161

Total at September 30, 2005	32,643,183	2,636,459	600,193	35,879,835

Total at December 31, 2005	22,512,190	1,750,735	455,862	24,718,787

SIGNATURE

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

Pampa Energía S.A.

By: /s/ Ricardo Alejandro Torres
Name: Ricardo Alejandro Torres
Title: Chief Executive Officer

Date: August 3, 2009